Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Fax: 212-422-4726

Jan J.H. Joosten
Direct Dial: 212-837-6802
E-mail: joosten@hugheshubbard.com

May 4, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549 Royal Nedlloyd N.V.

Re: ~~Royal P&O Nedlloyd N.V.~~ (SEC File No. 82-1056)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended, we are furnishing the enclosed documents as identified in Annex A hereto on behalf of Royal P&O Nedlloyd N.V., a Netherlands corporation (formerly known as Royal Nedlloyd N.V. and Royal Nedlloyd Group N.V.) (the "Company").

The name of the Company was recently changed from Royal Nedlloyd N.V. to Royal P&O Nedlloyd N.V. I kindly request you to reflect this in your records.

Please do not hesitate to call the undersigned at 212-837-6802 if you have any questions or require any further information.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the envelope provided for your convenience.

Very truly yours,

Jan Joosten

Enclosures

5/11

ANNEX A

DOCUMENTS SUBMITTED

Attachment	Document	Date
	Financial Reports	
1.	Quarterly Report for the fourth quarter of 2003	March 4, 2004
2.	Annual Report for 2003	April 13, 2004
	Press Releases	
3.	Press release of the Company relating to the results of the Company in the fourth quarter of 2003	March 4, 2004
4.	Joint press release of the Company and The Peninsular and Oriental Steam Navigation Company ("P&O") relating to the results of P&O Nedlloyd Container Line Ltd ("P&O Nedlloyd") in the fourth quarter of 2003	March 4,2004
5.	Press release of the Company announcing the Extraordinary General Meeting of Shareholders held on March 23, 2004 and certain other matters relating to the Company's acquisition of P&O's 50% ownership in P&O Nedlloyd (the "Acquisition") and the related rights offering (the "Rights Offering")	March 8, 2004
6.	Press release of the Company relating to the approval at the Extraordinary General Meeting of Shareholders held on March 23, 2004 of the Acquisition and the Rights Offering, and certain other matters	March 23, 2004
7.	Press release of the Company relating to the terms of the Rights Offering	March 29, 2004
8.	Press release of the Company relating to the approval by P&O's shareholders and the clearance by the European competition authorities of the Acquisition	March 30, 2004
9.	Press release of the Company relating to the subscription for the Rights Offering	April 8, 2004
10.	Press release of the Company relating to the pricing of the rump portion of the Rights Offering	April 13, 2004
11.	Press release of the Company relating to the closing of the Acquisition and the Rights Offering, and certain other matters	April 16, 2004
12.	Press release of the Company relating to the appointment of a new Chief Financial Officer	April 19, 2004
	Advertisements	
13.	Announcement of the Extraordinary General Meeting of Shareholders held on March 23, 2004	March 8, 2004
14.	Announcement of the payment of dividend	March 25, 2004
15.	Announcement of the 2003 Annual Meeting of Shareholders	April 13, 2004

Attachment	Document	Date
	Other Documents	
16.	Agenda for the Extraordinary General Meeting of Shareholders held on March 23, 2004	March 3, 2004
17.	Explanatory Letter for the Extraordinary General Meeting of Shareholders held on March 23, 2004	March 8, 2004
18.	Information Memorandum relating to the Acquisition, the Rights Offering and certain other matters	March 8, 2004
19.	Financial Statements for 2001 (incorporated by reference into the Information Memorandum; originally dated March 6, 2002)	March 8, 2004
20.	Financial Statements for 2002 (incorporated by reference into the Information Memorandum; originally dated March 5, 2003)	March 8, 2004
21.	Financial Statements for 2003 (incorporated by reference into the Information Memorandum; originally dated March 3, 2004; subject to shareholder approval)	March 8, 2004
22.	Articles of Association as of the date of the Information Memorandum (English translation; incorporated by reference into the Information Memorandum)	March 8, 2004
23.	Draft New Articles of Association (English translation; incorporated by reference into the Information Memorandum)	March 8, 2004
24.	Prospectus relating to the Rights Offering	March 29, 2004
25.	New Articles of Association (See Tab 23)	April 16, 2004
26.	Trade register extract (English translation)	April 16, 2004

(1)

Nedlloyd

QUARTERLY REPORT ROYAL NEDLLOYD N.V.


Martinair

2003

4th QUARTER

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x € 1 mln)	**2003**	2002	**2003**	2002
	4th quarter	4th quarter		
Share in result non-consolidated participations				
– P&O Nedlloyd	**24**	– 42	**4**	– 162
– Martinair	**4**	2	**5**	2
	28	– 40	**9**	– 160
Corporate overhead and other	**– 1**	– 1	**– 4**	– 4
Release of provisions	**4**	0	**4**	0
Interest income	**0**	1	**2**	4
Result on ordinary activities before taxation	**31**	– 40	**11**	– 160
Taxation	**0**	0	**0**	0
Net result	**31**	– 40	**11**	– 160
Average number of outstanding ordinary shares (x 1,000)	**21,323**	21,323	**21,323**	21,277
In Euros per outstanding ordinary share:				
– Net result	**1.45**	– 1.88	**0.52**	– 7.52
– Result on ordinary activities before taxation	**1.45**	– 1.88	**0.52**	– 7.52

CONSOLIDATED BALANCE SHEET

(x € 1 mln)	**31-12-2003**	31-12-2002
Fixed assets	**642**	727
Current assets	**5**	6
Cash and bank balances	**74**	*106*
Total assets	**721**	839
Shareholders' equity	**682**	784
Provisions	**28**	44
Short-term liabilities	**11**	11
Total liabilities	**721**	839
Number of outstanding ordinary shares (x 1,000)	**21,323**	21,323
In Euros per outstanding ordinary share:		
– Shareholders' equity	**31.98**	36.77

Shareholders' equity		
Position 31-12-2002 resp. position 31-12-2001	**784**	1,086
Exchange differences	**– 91**	– 123
Dividend 2002 resp. 2001	**– 22**	– 22
Increase in shareholders' equity by executed option rights	**-**	3
Net result	**11**	– 160
Position 31-12-2003 resp. position 31-12-2002	**682**	784

ROYAL NEDLLOYD N.V.

- Nedlloyd fourth quarter net profit: € 31 mln (fourth quarter 2002: € –40 mln).
- P&O Nedlloyd operating profit (before restructuring costs): US $ 84 mln (fourth quarter 2002: US $ –49 mln).
- Martinair net profit: € 7 mln (fourth quarter 2002: € 4 mln).
- Earnings per share € 1.45 (fourth quarter 2002: € –1.88).

- Net result € 11 mln (2002: € –160 mln).
- Earnings per share € 0.52 (2002: € –7.52).
- Proposed cash dividend of € 1 per share.

In the fourth quarter of 2003 Nedlloyd achieved a net profit of € 31 mln; an improvement of € 71 mln compared to the fourth quarter 2002, due to the positive trends in the container shipping industry and cost savings achieved by P&O Nedlloyd.

The net result for full year 2003 amounted to € 11 mln (2002: € –160 mln). The positive swing in the result of € 171 million was fully attributable to P&O Nedlloyd which achieved an operating profit of US $ 77 mln (after restructuring costs). The share in the result of Martinair improved to € 5 mln (2002: € 2 mln).

P&O Nedlloyd's fourth quarter operating profit of US $ 84 mln (before restructuring costs of US $ 10 mln) represented a US $ 133 mln improvement compared to the fourth quarter of 2002.

In the fourth quarter of 2003 P&O Nedlloyd carried 988,106 TEUs, 5% more than in the fourth quarter of 2002 (939,660 TEUs).

Nedlloyd's share in the fourth quarter profit of P&O Nedlloyd amounted to € 24 mln; an improvement of € 66 mln compared to the fourth quarter of 2002.

Martinair's net result in the fourth quarter amounted to € 7 mln, an improvement of € 3 mln compared to the fourth quarter of 2002.

Nedlloyd's share in the result of Martinair in the fourth quarter of 2003 amounted to € 4 mln, an improvement of € 2 mln compared to the fourth quarter of 2002.

We intend to dispose of our non-strategic investment in Martinair, if and when a suitable opportunity arises.

As announced on 2 February 2004, we propose a dividend payable of € 1 per share per 31 March 2004, subject to approval at our Extraordinary General Meeting to be held on 23 March 2004. This dividend will be charged to our shareholders' reserve account.

On 2 February 2004 we announced an agreement with P&O about the change in ownership of P&O Nedlloyd.

The envisaged transaction is subject to, among other things, approval at the Extraordinary General Shareholders meeting convened for 23 March 2004.

The agenda for this meeting will be published on 8 March 2004. As from that date a shareholder information memorandum will be made available upon request.

REPORT 4TH QUARTER 2003

With the favourable trend in freight rates, and provided trade growth continues as in 2003, the outlook for the container shipping industry remains positive for 2004, although cost pressures remain from currency movements, high fuel prices and rising charter rates. P&O Nedlloyd will target further cost savings through the optimisation of cargo selection, improved asset management and the ongoing implementation of the company's new business management and information systems programme (Focus). This, together with the completion of the change in ownership of P&O Nedlloyd, will give the company the increased strategic and financial flexibility to enable it to benefit fully from the positive outlook for the industry. Unforeseen circumstances have not been taken into account.

Executive Board

Rotterdam, 4 March 2004

PROFILE

Royal Nedlloyd N.V. with headquarters in Rotterdam, is a holding company with 50% interests in both P&O Nedlloyd and Martinair airline company. P&O Nedlloyd (turnover 2003: US $ 5.5 billion) is among the largest container shipping companies in the world.

The Company's shares are listed on the Amsterdam stock exchange, Euronext Amsterdam. Moreover these can be traded in the United States of America in the form of sponsored ADRs (American Depositary Receipts).

CASH FLOW STATEMENT

(x € 1 mln)	2003	2002
Net result	11	– 160
Depreciation	–	–
Cash flow	**11**	– 160
Other adjustments towards net operational cash flow:		
Share in result of joint venture P&O Nedlloyd	–4	162
Share in result of 50% interest in Martinair	– 5	–2
Movement in working capital	1	– 6
Movement in provisions	– 16	– 12
Other movements	1	0
Net operational cash flow	**– 12**	– 18
Redemption received on loans granted	**2**	–
Investment cash flow	**2**	0
Increase in shareholders' equity by executed option rights	–	3
Dividend paid	– 22	– 22
Financing cash flow	**– 22**	– 19
Cash flow balance	**– 32**	– 37
Cash and bank balances beginning of financial year	**106**	143
Cash and bank balances end of period	**74**	106

In this quarterly report the same accounting policies as in the latest financial statements have been applied.

Quarter figures unaudited.

Nedlloyd

Koninklijke Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam
Tel.: 010 - 400 71 11
Internet: www.nedlloyd.com

PRESS RELEASE

Rotterdam, 4 March 2004

ROYAL NEDLLOYD FOURTH QUARTER NET PROFIT € 31 MLN

HIGHLIGHTS FOURTH QUARTER 2003

- Nedlloyd fourth quarter net profit: € 31 mln (fourth quarter 2002: € -40 mln).
- P&O Nedlloyd operating profit (before restructuring costs): US $ 84 mln (fourth quarter 2002: US $ -49 mln).
- Martinair net profit: € 7 mln (fourth quarter 2002: € 4 mln).
- Earnings per share € 1.45 (fourth quarter 2002: € -1.88).

FULL YEAR 2003

- Net result € 11 mln (2002: € -160 mln).
- Earnings per share € 0.52 (2002 € -7.52).
- Proposed cash dividend of € 1 per share.

RESULT

In the fourth quarter of 2003 Nedlloyd achieved a net profit of € 31 mln; an improvement of € 71 mln compared to the fourth quarter 2002, due to the positive trends in the container shipping industry and cost savings achieved by P&O Nedlloyd.

The net result for full year 2003 amounted to € 11 mln (2002: € -160 mln).
The positive swing in the result of € 171 million was fully attributable to P&O Nedlloyd which achieved an operating profit of US $ 77 mln (after restructuring costs).
The share in the result of Martinair improved to € 5 mln (2002: € 2 mln).

JOINT VENTURE P&O NEDLLOYD

P&O Nedlloyd's fourth quarter operating profit of US $ 84 mln (before restructuring costs of US $ 10 mln) represented a US $ 133 mln improvement compared to the fourth quarter of 2002.

In the fourth quarter of 2003 P&O Nedlloyd carried 988,106 TEUs, 5% more than in the fourth quarter of 2002 (939,660 TEUs).

Nedlloyd's share in the fourth quarter profit of P&O Nedlloyd amounted to € 24 mln ; an improvement of € 66 mln compared to the fourth quarter of 2002.

(Please refer to today's press release issued separately by P&O Nedlloyd for additional information).

MARTINAIR

Martinair's net result in the fourth quarter amounted to € 7 mln, an improvement of € 3 mln compared to the fourth quarter of 2002.

Nedlloyd's share in the result of Martinair in the fourth quarter of 2003 amounted to € 4 mln, an improvement of € 2 mln compared to the fourth quarter of 2002.

We intend to dispose of our non-strategic investment in Martinair, if and when a suitable opportunity arises.

(Please refer to yesterday's press release issued separately by Martinair for additional information).

DIVIDEND

As announced on 2 February 2004, we propose a dividend payable of € 1 per share per 31 March 2004, subject to approval at our Extraordinary General Meeting to be held on 23 March 2004. This dividend will be charged to our shareholders' reserve account.

EXPECTED TIMETABLE TRANSACTION ANNOUNCED 2 FEBRUARY 2004

On 2 February 2004 we announced an agreement with P&O about the change in ownership of P&O Nedlloyd.

The envisaged transaction is subject to, among other things, approval at the Extraordinary General Shareholders meeting convened for 23 March 2004.

The agenda for this meeting will be published on 8 March 2004. As from that date a shareholders' information memorandum will be made available upon request.

OUTLOOK

With the favourable trend in freight rates, and provided trade growth continues as in 2003, the outlook for the container shipping industry remains positive for 2004, although cost pressures remain from currency movements, high fuel prices and rising charter rates. P&O Nedlloyd will target further cost savings through the optimisation of cargo selection, improved asset management and the ongoing implementation of the company's new business management and information systems programme (Focus). This, together with the completion of the change in ownership of P&O Nedlloyd, will give the company the increased strategic and financial flexibility to enable it to benefit fully from the positive outlook for the industry.
Unforeseen circumstances have not been taken into account.

Note on behalf of the editors:

Royal Nedlloyd is a holding company with 50% interests in both P&O Nedlloyd and Martinair airline company.

For further information please contact:

Mr Cor Radings
Public Relations
Royal Nedlloyd
Cell phone +31 (0)6 - 263 16 854

Mr Léon Albers
Investor Relations
Royal Nedlloyd
Phone number +31 (0)10 - 400 69 11
Cell phone +31 (0)6 - 202 45 223

ROYAL NEDLLOYD N.V.

Consolidated Profit and Loss Account

(x Eur 1 mln)	**2003 4th quarter**	2002 4th quarter	**2003**	2002
Share in result non-consolidated participations				
- P&O Nedlloyd	**24**	-42	**4**	-162
- Martinair	**4**	2	**5**	2
	28	-40	**9**	-160
Corporate overhead and other	**-1**	-1	**-4**	-4
Release of provisions	**4**	0	**4**	0
Interest income	**0**	1	**2**	4
Result on ordinary activities before taxation	**31**	-40	**11**	-160
Taxation	**0**	0	**0**	0
Net result	**31**	-40	**11**	-160
Average number of outstanding ordinary shares (x 1,000)	**21,323**	21,323	**21,323**	21,277
In Euros per outstanding ordinary share:				
- Net result	**1.45**	-1.88	**0.52**	-7.52
- Result on ordinary activities before taxation	**1.45**	-1.88	**0.52**	-7.52

Consolidated Balance Sheet

(x Eur 1 mln)	**31-12-2003**		31-12-2002
Fixed assets	**642**		727
Current assets	**5**		6
Cash and bank balances	**74**		106
Total Assets	**721**		839
Shareholders' equity	**682**		784
Provisions	**28**		44
Short-term liabilities	**11**		11
Total liabilities	**721**		839
Number of outstanding ordinary shares (x 1.000)	**21,323**		21,323
In Euros per outstanding ordinary share:			
- Shareholders' equity	**31.98**		36.77
<u>Shareholders' equity</u>			
Position 31-12-2002 resp. 31-12-2001	**784**		1,086
Exchange differences	**-91**		-123
Dividend 2002 resp. 2001	**-22**		-22
Increase in shareholders' equity by executed option rights	**-**		3
Net result	**11**		-160
Position 31-12-2003 resp. 31-12-2002	**682**		784

Cash flow statement

(x Eur 1 mln)	2003		2002
Net result	**11**		-160
Depreciation	**-**		-
Cash flow	**11**		-160
Other adjustments towards net operational cash flow:			
Share in result of joint venture P&O Nedlloyd	**-4**		162
Share in result of 50% interest in Martinair	**-5**		-2
Movement in working capital	**1**		-6
Movement in provisions	**-16**		-12
Other movements	**1**		0
Net operational cash flow	**-12**		-18
Redemption received on loans granted	**2**		-
Investment cash flow	**2**		0
Increase in shareholders' equity by executed option rights	**-**		3
Dividend paid	**-22**		-22
Financing cash flow	**-22**		-19
Cash flow balance	**-32**		-37
Cash and bank balances beginning of financial year	**106**		143
Cash and bank balances end of period	**74**		106

In this quarterly report the same accounting policies as in the latest financial statements have been applied.

Quarter figures unaudited.

P&O Nedlloyd

RECEIVED
2004 MAY -7 A 9:06
INTERNATIONAL
CORPORATE FINANCE

(4)

P&O NEDLLOYD RESULTS: FOURTH QUARTER 2003

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line for the fourth quarter of 2003. In summary it shows that:

Full Year 2003

- P&O Nedlloyd achieved an operating profit of $96 million, compared with an operating loss of $206 million in 2002;

- Average freight rates increased by 12 per cent over 2002;

- Volumes shipped were up by 5 per cent over 2002;

- Annualised savings of $301 million were achieved in 2002-2003, with more targeted.

In Q4 2003

- P&O Nedlloyd made an operating profit of $84 million compared with an operating loss of $49 million in Q4 2002;

- Average freight rates were up by 16 per cent over Q4 2002;

- Volumes shipped were up by 5 per cent overall.

Outlook

With the favourable trend in freight rates, and provided trade growth continues as in 2003, the outlook for the container shipping industry remains positive for 2004 although cost pressures remain.

Commenting on the results, P&O Nedlloyd CEO Philip Green said:

"During 2003 the P&O Nedlloyd team succeeded in turning a prior year operating loss of $206 million into an operating profit of $96 million – a positive swing of $302 million in our financial performance. This is a significant achievement, but we need to do more. We are committed to further improving our financial performance this year."

Further information:

Peter Smith, Director, Communications and Strategy, P&O
+44 (0)20 7930 4343

Cor Radings, Corporate Public Relations, Royal Nedlloyd
+31 (0)626 316 854

Gill Samuel, Director Corporate Communications, P&O Nedlloyd
+44 (0)20 7441 8706

RESULTS & STATISTICS

	Q4 2003	Q4 2002	Full Year 2003	Full Year 2002
Volumes shipped (teus)				
Europe	415,262	414,448	1,616,182	1,554,153
Asia / Pacific	274,409	249,741	969,504	925,854
Americas	298,435	275,471	1,157,509	1,079,554
Total	**988,106**	**939,660**	**3,743,195**	**3,559,561**
Average freight rate per teu	1,347	1,162	1,287	1,145
Revenue	1,331	1,092	4,818	4,075
Operating (loss)/profit before interest and tax (before restructuring costs)	**84**	**(49)**	**96**	**(206)**
Restructuring costs	(10)	(5)	(19)	(28)
Operating (loss)/profit before interest and tax (after restructuring costs)	74	(54)	77	(234)
Net loss on sale of fixed assets	(1)	(12)	(1)	(12)
Interest	(11)	(13)	(45)	(47)
Minorities	(2)	0	(3)	1
Profit / (loss) before tax after minorities	60	(79)	28	(292)
Tax	(4)	(4)	(13)	(12)
Retained profit	56	(83)	15	(304)

Notes:

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.
2. All financial figures are US$ million except average freight per teu which is US$.
3. It is important to note that a change in average freight rate per teu does not necessarily equal a change in profit contribution per teu. Average freight rate per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.
4. Operating profit of $96m (2002: loss $206m) is before restructuring costs of $19m (2002: $28m) but after losses in joint ventures and associates of $11m (2002: $26m).
5. The geographic breakdown of volumes shipped has changed. A restatement of numbers given in previous results announcements appears at the end of this release.

Key Points

1. P&O Nedlloyd's operating profit of $84 million (before restructuring) in Q4 brings the 2003 full year operating profit to $96 million (before restructuring) and represents a positive swing of $302 million in the company's performance compared with 2002. This was achieved despite the adverse effect of both fuel costs and currency during 2003.

2. The much improved result was largely the result of the rise in freight rates (up 16 per cent on Q4 2002 and 12 per cent year on year). The main improvements came in the East / West Trades, especially Europe–Asia and also the Transpacific. Volume growth in these trades was driven mainly by the underlying shift in sourcing of goods supplying the US and European markets to China and elsewhere in Asia. The overall growth in volumes shipped of 5 per cent was largely driven by strong volumes on dominant legs.

3. P&O Nedlloyd achieved annualised savings of $301 million in 2002-2003 before restructuring costs of $28 million in 2002 and $19 million in 2003. These fell short of P&O Nedlloyd's target of $350 million, mainly due to increases in ship charter rates and a growth in trade imbalances at the end of 2003.

4. With the favourable trend in freight rates, and provided trade growth continues as in 2003, the outlook for the container shipping industry remains positive for 2004, although cost pressures remain from currency movements, high fuel prices and rising charter rates. P&O Nedlloyd will target further cost savings through the optimisation of cargo selection, improved asset management and the ongoing implementation of the company's new business management and information systems programme (Focus). This, together with the completion of the change in ownership of P&O Nedlloyd, will give the company the increased strategic and financial flexibility to enable it to benefit fully from the positive outlook for the industry.

Restatement of PONL trade volumes 2002 & 2003 by reporting region

	Q1 02	Q2 02	Q3 02	Q4 02	Q1 03	Q2 03	Q3 03	Q4 03
Europe	348,879	388,186	402,640	414,448	392,717	406,952	401,251	415,262
Asia Pacific	199,679	232,217	244,217	249,741	218,299	234,385	242,411	274,409
Americas	243,133	278,696	282,254	275,471	270,411	291,850	296,813	298,435
	791,691	899,099	929,111	939,660	881,427	933,187	940,475	988,106

"Europe" includes all cargo movements from Europe (including all countries bordering the Mediterranean Sea) to Asia, Australasia, Africa and Latin America, and vice versa. "Asia/Pacific" includes cargo movements between and within Asia, Australasia, Africa and Latin America. "Americas" includes cargo movements between North America and Asia, Europe, Africa, Australasia, and Latin America.

Nedlloyd

(5)

PRESS RELEASE

Not for release, distribution or publication into or in the United States, Australia, Canada, Ireland, South Africa or Japan

ROYAL NEDLLOYD CALLS AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS AND PUBLISHES AN INFORMATION MEMORANDUM

- **Extraordinary General Meeting of shareholders to be held on 23 March 2004**
- **Information Memorandum available as of 8 March 2004**

Rotterdam, 8 March 2004

Royal Nedlloyd N.V. ("Nedlloyd") will hold an Extraordinary General Meeting ("EGM") of shareholders on 23 March 2004, to, amongst other matters, seek approval for the earlier announced agreement with The Peninsular and Oriental Steam Navigation Company ("P&O") to acquire their 50 percent shareholding in P&O Nedlloyd Container Line Ltd (the "Acquisition"). Notification of the EGM, including the agenda with explanatory notes (the "Agenda") will be published in various newspapers today.

As of today, the Agenda, an explanatory letter from the Chairman of Nedlloyd's Executive Board, an Information Memorandum regarding the Acquisition as well as a copy of the draft Articles of Association can be inspected and obtained free of charge at the offices of Nedlloyd, ABN AMRO Bank N.V. and J.P.Morgan Securities Ltd. These documents may also be requested at Nedlloyd - Boompjes 40 - 3011 XB Rotterdam - tel. +31 10 400.6843 - fax +31 10 400.6260 or by telephone from ABN AMRO Servicedesk, tel. +31 76 579.9455 and J.P. Morgan Securities Ltd., tel. +44 207 325.3913. The documents are also available through the website of Nedlloyd (www.nedlloyd.com).

On 2 February 2004, Nedlloyd announced that it proposes to partly fund the cash consideration of the Acquisition with an approximately €190 million rights offering. The maximum number of shares to be issued through the proposed rights offering has been reduced from 14.6 million to 11.0 million. The maximum number of shares to be issued to P&O as part of the Acquisition consideration will reduce accordingly. Subject to shareholder approval of the Acquisition, the final terms of the proposed rights offering, including the actual number of shares to be issued and the issue price, will be announced shortly before the launch of the proposed rights offering, currently expected to be at the end of March 2004.

Further information

Cor Radings, Corporate Public Relations, Nedlloyd +31 626 31.6854

Léon Albers, Investor Relations, Nedlloyd +31 10 400.6911 / +31 620 24.5223

This announcement is not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, Ireland, South Africa or Japan.

This announcement is only made to persons falling within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") and other persons to whom it may lawfully be communicated in accordance with the Order.

This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The rights (the "Rights") to purchase ordinary shares in Royal Nedlloyd N.V. (the "Shares") and the Shares may not be offered or sold in the United States unless registered under the Securities Act of 1933 or pursuant to an exemption from such registration. There will be no public offer of Rights or Shares in the United States.

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. The offer to acquire shares in Royal Nedlloyd N.V. pursuant to the proposed rights offering will be made solely on the basis of information that will be contained in the prospectus to be published in connection with such offering.

Nedlloyd

(6)

PRESS RELEASE

Not for release, distribution or publication into or in the United States, Australia, Canada, Ireland, South Africa or Japan

NEDLLOYD SHAREHOLDERS VOTE IN FAVOUR OF ALL AGENDA ITEMS AT EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

- **Approval for the acquisition of The Peninsular and Oriental Steam Navigation Company's 50 percent shareholding in P&O Nedlloyd Container Line Ltd**
- **Approval to issue a maximum of 11 million shares in a rights offering.**
- **Approval for adoption of the proposed amendments to articles of association**
- **Approval for a €1.00 per share dividend**

Rotterdam, 23 March 2004

Koninklijke Nedlloyd N.V. ("Nedlloyd") announces that during its Extraordinary General Meeting of Shareholders held today, approval was received for all items that were on the agenda for the meeting.

Nedlloyd's shareholders have approved the previously announced agreement with The Peninsular and Oriental Steam Navigation Company ("P&O") to acquire their 50 percent shareholding in P&O Nedlloyd Container Line Ltd (the "Transaction"), the related rights offering and the amendments to Nedlloyd's articles of association. Completion of the Transaction remains subject to, amongst others, approval of the Extraordinary General Meeting of Shareholders of P&O, which will be held on 29 March 2004, regulatory approval and the closing of the rights offering.

The rights offering is expected to be launched on 30 March 2004. The final terms of the rights offering, including the exact number of shares to be issued as well as the issue price, are expected to be announced on 29 March 2004.

Furthermore, Nedlloyd's shareholders have approved the payment of a dividend of €1.00 per ordinary share to be charged to reserves in place of a dividend that would have become payable in May 2004. The record date for eligibility for the dividend payment is 24 March (17:40 CET). Nedlloyd's shares will start trading on an ex-dividend basis on 25 March and the payment date will be 31 March.

Further information

Cor Radings Corporate Public Relations, Nedlloyd, +31 (0)626 316 854

Léon Albers, Investor Relations, Nedlloyd, +31 (0)10 400 6911 / +31 (0)620 245 223

This announcement is not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, Ireland, South Africa or Japan.

This announcement is only made to persons falling within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") and other persons to whom it may lawfully be communicated in accordance with the Order.

This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The rights (the "Rights") to purchase ordinary shares in Royal Nedlloyd N.V. (the "Shares") and the Shares may not be offered or sold in the United States unless registered under the Securities Act of 1933 or pursuant to an exemption from such registration. There will be no public offer of Rights or Shares in the United States.

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. The offer to acquire shares in Royal Nedlloyd N.V. pursuant to the proposed rights issue will be made solely on the basis of information that will be contained in the prospectus to be published in connection with such issue.

Nedlloyd

PRESS RELEASE

(7)

Not for release, distribution or publication into or in the United States, Australia, Canada, Ireland, South Africa or Japan

Royal Nedlloyd announces terms of its EUR 190 million rights offering

Rotterdam, 29 March 2004.

Royal Nedlloyd N.V. ("Nedlloyd") announces that it will launch tomorrow, Tuesday 30 March 2004, a 3 for 7 rights offering of 9,138,544 new ordinary shares (the "Offer Shares") at an issue price of EUR 20,79 per ordinary share (the "Rights Offering"). The Rights Offering will raise approximately EUR 190 million, which will be used as part of the cash consideration for the acquisition of the 50% ownership in P&O Nedlloyd Container Line Ltd. ("P&O Nedlloyd") held by The Peninsular and Oriental Steam Navigation Company ("P&O"), as announced on 2 February 2004 (the "PONL Acquisition") and approved at Nedlloyd's Extraordinary General Meeting on 23 March 2004. The Rights Offering has been fully underwritten by a syndicate of banks (the "Underwriters"). As part of the PONL Acquisition, Nedlloyd will also issue 10,158,938 new ordinary shares (the "Acquisition Shares") to P&O, giving P&O a 25% interest in Nedlloyd post completion of the Rights Offering and the issue of the Acquisition Shares.

Launch of the Rights Offering and completion of the PONL Acquisition is subject to approval of the PONL Acquisition by P&O's shareholders at a general meeting of shareholders that takes place today, as well as clearance of the PONL Acquisition by the European competition authorities. The decision of the European competition authorities is due today.

Each ordinary share held at 17:40 hours, Central European Time ("CET"), on 29 March 2004 (the "Record Date") will entitle its holder to one right. Eligible holders will be entitled to subscribe for 3 Offer Shares for every 7 rights held. Accordingly, eligible holders will have the right to subscribe for 3 Offer Shares for every 7 ordinary shares held on the Record Date. As from 30 March 2004, Nedlloyd's ordinary shares will trade ex-rights.

The Rights Offering comprises a public offering of the Offer Shares in The Netherlands and private placements elsewhere. The rights, the Offer Shares and the Acquisition Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state of the United States and, subject to certain exceptions, may not be offered or sold within the United States. For further details of the Rights Offering see the annex ("Details of the Rights Offering").

Further information:

Cor Radings, Corporate Public Relations, Nedlloyd +31 (0)626 316 854
Léon Albers, Investor Relations, Nedlloyd +31 (0)10 400 6911 / +31 (0)620 245 223

This announcement is not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, Ireland, South Africa or Japan.

This announcement is only made to persons falling within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") and other persons to whom it may lawfully be communicated in accordance with the Order (together, "relevant persons"). Only relevant persons may participate in the Rights Offering. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The rights (the "Rights") to purchase ordinary shares in Royal Nedlloyd N.V. (the "Shares") and the Shares may not be offered

or sold in the United States unless registered under the Securities Act of 1933 or pursuant to an exemption from such registration. There will be no public offer of Rights or Shares in the United States.

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any Rights, *Shares or other securities. The offer to acquire shares in Royal Nedlloyd N.V. pursuant to the Rights Offering will be made* solely on the basis of information that will be contained in the Prospectus.

The Rights Offering is not being made, and the Rights and the Shares are not being offered or sold, in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the 'Regulations').

Investors (i) taking up, delivering or otherwise transferring Rights, (ii) exercising Rights or (ii) trading or otherwise dealing in Rights or the Offer Shares will be deemed to have made, and, in some cases, will be required to make, certain representations and warranties as to their status for securities law purposes to Nedlloyd, the subscription agent and any person acting on behalf of either of them (unless such requirement is waived by Nedlloyd). Details of these representations and warranties will be set out in the Prospectus.

Stabilisation / FSA

ANNEX - DETAILS OF THE RIGHTS OFFERING

The following details are subject to the more detailed terms of the Rights Offering set out in the prospectus for the Rights Offering, which will be available on 30 March 2004 (the "Prospectus").

Exercise of rights

Eligible persons may subscribe for Offer Shares by exercising their rights during the period commencing on 30 March 2004 and ending at 15.30 hours (CET) on 8 April 2004. The last date and/or time before which notification of exercise instructions may be validly given by investors may be earlier, depending on the financial institution through which their rights are held. Once investors have exercised their rights, they may not revoke or modify that exercise, except as otherwise provided in the Prospectus. If investors have not exercised their rights before the end of the exercise period, they will no longer be able to exercise their rights.

Trading in rights

Trading in the rights on Euronext Amsterdam is expected to commence on 30 March 2004, and will continue until 13.15 hours (CET) on 8 April 2004. The rights will be traded under the symbol "NDLIS". The transfer of rights will take place through the book-entry systems of Euroclear Nederland, Euroclear and Clearstream. Rights will not be tradable in the United States and may only be sold in an offshore transaction meeting the requirements of Rule 904 of Regulation S under the Securities Act. If investors want to sell some or all of their rights, they should instruct their financial intermediary in accordance with the instructions which it gives them. Investors may also instruct their financial intermediary to purchase rights on their behalf. Persons interested in selling or purchasing rights should be aware that the exercise of rights by holders who are located in countries other than The Netherlands is subject to restrictions as described in summary in "Restrictions" below, and in more detail in the Prospectus. For more information regarding the consequences of any withdrawal of the Rights Offering for the rights and any trades in rights, see "Conditions" below.

Unexercised rights

Rights will no longer be exercisable after 15.30 hours (CET) on 8 April 2004, which is the end of the exercise period. After the exercise period has ended, the Underwriters will, subject to the terms and conditions of the Underwriting Agreement, commence the offering of the number of Offer Shares that were issuable upon exercise of the rights but that were not subscribed for during the exercise period (referred to as the "Rump Offering" and, together with the "Rights Offering", the "Offering"). The Underwriters have agreed to endeavour to procure purchasers through private placements of any rump shares at a price which is at least equal to the total of the issue price and any expenses related to procuring such purchasers (including any value added tax). The offer of the rump shares, if any, is expected to commence on 13 April 2004, and to end no later than 17.30 hours (CET) on 13 April 2004. Any Offer Shares not subscribed for through the exercise of rights in the Rights Offering or sold by the Underwriters in the Rump Offering will be subscribed for by the Underwriters at the issue price.

Upon completion of the Rump Offering, if the aggregate proceeds for the rump shares offered and sold in the Rump Offering, after deduction of selling expenses (including any value added tax), if any, exceed the aggregate issue price for such rump shares (such amount, the "Excess Amount "), each holder of a right that was not exercised at the end of the exercise period will be entitled to receive, except as noted below, an amount in cash proportional to the number of unexercised rights reflected in each such holder's securities account (the "Unexercised Right Payment"). If the Excess Amount divided by the total number of unexercised rights is less than EUR 0.01, no Unexercised Right Payment will be made to the holders of any unexercised rights and, instead, any Excess Amount will be retained by the Underwriters. Nedlloyd will not be entitled to receive any Excess Amount.

There is no guarantee that the Rump Offering will take place. Should the Rump Offering take place, neither Nedlloyd nor the Underwriters, nor any other person procuring subscriptions for Rump Shares, will be responsible for any lack of Excess Amount arising from any sale of the rump shares in the Rump Offering.

Underwriters and Joint Global Coordinators

ABN AMRO Bank N.V., J.P. Morgan Securities Ltd. and Fortis Bank (Nederland) N.V. act as underwriters for the Offering. ABN AMRO Bank N.V. and J.P. Morgan Securities Ltd. will act as the Joint Global Coordinators and Joint Bookrunners. Fortis Bank (Nederland) N.V. is Co-Manager. ABN AMRO Bank N.V. will act as subscription agent for the Rights Offering.

Restrictions

Except under the limited circumstances described in the Prospectus, if a holder resides in any country other than The Netherlands, the holder may not be permitted to exercise any rights in the Rights Offering or purchase any rump shares in the Rump Offering. The holder may be permitted, however, to sell the rights, subject to applicable securities laws.

The Rights Offering is not a statutory pre-emptive rights offering. The Offer Shares are being offered only in those jurisdictions in which, and only to those persons to whom, granting of the rights and offers and sales of the Offer Shares (pursuant to the exercise of rights or otherwise) may lawfully be made.

The rights, the Offer Shares and the Acquisition Shares have not been and will not be registered under the Securities Act, or under the securities laws of any state of the United States and, subject to certain exceptions, may not be offered or sold within the United States. Accordingly, the rights and the Offer Shares (pursuant to the exercise of rights or otherwise) may be offered, pledged, sold, resold, granted, delivered, allotted, taken up, or otherwise transferred, as applicable, only in transactions that are exempt from, or in transactions not subject to, registration under the Securities Act and in compliance with any applicable state securities laws. In the United States, the rights are being delivered and the Offer Shares are being offered only to qualified institutional buyers ("QIBs") in accordance with Rule 144A under the Securities Act ("Rule 144A") or another exemption from, or in a transaction not subject to, registration under the Securities Act. Outside the United States, the rights are being delivered and the Offer Shares are being offered in accordance with Regulation S under the Securities Act. Prospective purchasers are hereby notified that sellers of the Offer Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

Conditions

Launch of the Rights Offering and completion of the PONL Acquisition is subject to approval of the PONL Acquisition by P&O's shareholders at a general meeting of shareholders that takes place today, as well as clearance of the PONL Acquisition by the European competition authorities. The decision of the European competition authorities is due today.

The Underwriting Agreement provides that the obligations of the Underwriters are subject to customary conditions precedent and termination rights.

If any or all of the conditions referred to above are not met or waived, or if the termination rights referred to above arise prior to payment for and delivery of the Offer Shares, the Joint Global Coordinators may, at their discretion, terminate the Underwriting Agreement and the obligation of the Underwriters to subscribe for any rump shares not sold in the Rump Offering will lapse. In such event, the Rights Offering will be withdrawn and any non-settled trades in the rights that have occurred on Euronext Amsterdam will be deemed null and void. Furthermore, rights granted will lapse without value, subscriptions for, and allotments of, Offer Shares that have been made will be disregarded, and any subscription payments made will be returned without interest or any other compensation. In addition, the PONL Acquisition will not be completed. The lapse of rights shall be without prejudice to the validity of any trades in rights that have been settled. There will be no refund or compensation in respect of rights purchased in the market.

Timetable

The timetable below lists certain expected key dates related to the Offering. Times refer to CET.

Extraordinary general meeting of shareholders of P&O	29 March 2004, 11.00 hours
Due date for decision of European competition authorities in respect of the PONL Acquisition	29 March 2004
Record date	After the close of trading on Euronext Amsterdam, 17.40 hours, on 29 March 2004
Publication of Prospectus	30 March 2004
Ex-rights trading in Nedlloyd's ordinary shares commences on Euronext Amsterdam	30 March 2004
Start of rights exercise period	30 March 2004
Start of rights trading on Euronext Amsterdam	30 March 2004
End of rights trading on Euronext Amsterdam	8 April 2004, 13.15 hours
End of rights exercise period	8 April 2004, 15.30 hours (1)
Start of Rump Offering (if any)	13 April 2004
End of Rump Offering (unless ended earlier)	13 April 2004, 17.30 hours
Expected allotment of Offer Shares	13 April 2004
Listing of, and start of trading in, Offer Shares and Acquisition Shares on Euronext Amsterdam	Expected 16 April 2004
Payment for and delivery of Offer Shares	Expected 16 April 2004

(1) The last date and/or time before which notification of exercise instructions may be validly given by investors may be earlier, depending on the financial intermediary through which their rights are held.

The dates, times and periods in the timetable above may be adjusted.

Further information

For further details of the Offering, reference is made to the Prospectus in the English language, which will be available as of 30 March 2004. The Prospectus incorporates by reference the shareholder information memorandum that Nedlloyd published on 8 March 2004 in connection with its extraordinary general meeting of shareholders that was held on 23 March 2004.

Copies of the Prospectus and the documents incorporated in it by reference may be obtained at no cost by sending a request in writing or by fax or email to Nedlloyd or ABN AMRO Bank N.V. at either of the following addresses:

Koninklijke Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam
The Netherlands
Facsimile: +31 10 400 6260
E-mail:nancy.tomasini@nedlloyd.com

ABN AMRO Bank N.V.
Equity Capital Markets (HQ 7006)
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
Facsimile: +31 20 628 0004
E-mail: prospectus@nl.abnamro.com

Alternatively, these documents may be obtained from J.P.Morgan Securities Ltd. (telephone +44 20 7325 3913) or through our website at http://www.nedlloyd.com or through the website of Euronext Amsterdam at http://www.euronext.com.

Nedlloyd

PRESS RELEASE

(8)

Not for release, distribution or publication into or in the United States, Australia, Canada, Ireland, South Africa or Japan

Royal Nedlloyd announces (i) approval by P&O's shareholders and (ii) clearance by the European competition authorities of the acquisition of P&O's 50% ownership in P&O Nedlloyd

Rotterdam, 30 March 2004.

Royal Nedlloyd N.V. ("Nedlloyd") announces that the shareholders of The Peninsular and Oriental Steam Navigation Company ("P&O") have approved yesterday, in an extraordinary general meeting of shareholders, the acquisition by Nedlloyd of P&O's 50% ownership in P&O Nedlloyd Container Line Ltd. ("P&O Nedlloyd"), as announced on 2 February 2004 (the "PONL Acquisition"). Nedlloyd's shareholders approved the PONL Acquisition at an Extraordinary General Meeting held on 23 March 2004.

Nedlloyd also announces that clearance has been obtained yesterday from the European competition authorities for the PONL Acquisition.

As announced on 29 March 2004, Nedlloyd will launch today, a 3 for 7 rights offering of 9,138,544 new ordinary shares at an issue price of EUR 20,79 per ordinary share (the "Rights Offering"). The Rights Offering will raise approximately EUR 190 million, which will be used as part of the cash consideration for the PONL Acquisition.

Further information:

Cor Radings, Corporate Public Relations, Nedlloyd +31 (0)626 316 854
Léon Albers, Investor Relations, Nedlloyd +31 (0)10 400 6911 / +31 (0)620 245 223

For further details of the Rights Offering, reference is made to the prospectus in the English language, which will be available as of today. The prospectus incorporates by reference the shareholder information memorandum that Nedlloyd published on 8 March 2004. Copies of the prospectus and the documents incorporated in it by reference may be obtained at no cost by sending a request in writing or by fax or email to Nedlloyd or ABN AMRO Bank N.V. at either of the following addresses:

Koninklijke Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam
The Netherlands
Facsimile: +31 10 400 6260
E-mail: nancy.tomasini@nedlloyd.com

ABN AMRO Bank N.V.
Equity Capital Markets (HQ 7006)
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
Facsimile: +31 20 628 0004
E-mail: prospectus@nl.abnamro.com

Alternatively, these documents may be obtained from J.P.Morgan Securities Ltd. (telephone +44 20 7325 3913) or through our website at http://www.nedlloyd.com or through the website of Euronext Amsterdam at http://www.euronext.com.

This announcement is not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, Ireland, South Africa or Japan.

This announcement is only made to persons falling within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") and other persons to whom it may lawfully be communicated in accordance with the Order (together, "relevant persons"). Only relevant persons may participate in the Rights Offering. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The rights (the "Rights") to purchase ordinary shares in Royal Nedlloyd N.V. (the "Shares") and the Shares may not be offered or sold in the United States unless registered under the Securities Act of 1933 or pursuant to an exemption from such registration. There will be no public offer of Rights or Shares in the United States.

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any Rights, Shares or other securities. The offer to acquire shares in Royal Nedlloyd N.V. pursuant to the Rights Offering will be made solely on the basis of information that will be contained in the Prospectus.

The Rights Offering is not being made, and the Rights and the Shares are not being offered or sold, in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the 'Regulations').

Investors (i) taking up, delivering or otherwise transferring Rights, (ii) exercising Rights or (ii) trading or otherwise dealing in Rights or the Offer Shares will be deemed to have made, and, in some cases, will be required to make, certain representations and warranties as to their status for securities law purposes to Nedlloyd, the subscription agent and any person acting on behalf of either of them (unless such requirement is waived by Nedlloyd). Details of these representations and warranties will be set out in the Prospectus.

Stabilisation / FSA

Nedlloyd

PRESS RELEASE

(9)

Not for release, distribution or publication into or in the United States, Australia, Canada, Ireland, South Africa or Japan

Royal Nedlloyd rights offering 98.4% subscribed

- **Approximately 9.0 million new ordinary shares subscribed for through exercise of rights**
- **Rump offering of approximately 0.15 million new ordinary shares to take place Tuesday, 13 April 2004**

Rotterdam, 8 April 2004.

Royal Nedlloyd N.V. ("Nedlloyd") today announces that, in connection with its 3 for 7 rights offering of 9,138,544 new ordinary shares at an issue price of EUR 20.79 (the "Issue Price") per ordinary share, it has received subscriptions for approximately 9.0 million new ordinary shares through the exercise of rights by eligible holders of such rights. This represents approximately 98.4% of the offering size of EUR 190 million.

Please note that the numbers included in this press release are subject to final confirmation by ABN AMRO Bank N.V., the subscription agent.

Rump Offering

The rights exercise period ended at 15.30 hours Central European time today. On 13 April 2004, ABN AMRO Rothschild, JPMorgan and Fortis Bank (the "Underwriters") will endeavour to procure purchasers of the approximately 0.15 million new ordinary shares not subscribed for through the exercise of rights (the "Rump Shares") through private placements (the "Rump Offering"). Allotment of the new ordinary shares is expected to be made on 13 April 2004. Closing of the offering is expected to take place on 16 April 2004.

If, upon completion of the Rump Offering, the aggregate proceeds for the Rump Shares offered and sold in the Rump Offering (after deduction of selling expenses, including any value added tax) exceed the aggregate Issue Price for such Rump Shares (such amount, the "Excess Amount"), each holder of rights that were not exercised at the end of the exercise period for the rights will be entitled, except as noted below, to receive an amount in cash proportional to the number of unexercised rights reflected in each such holder's securities account.

If the Excess Amount divided by the total number of unexercised rights is less than EUR 0.01, no payment will be made to holders of any unexercised rights and, instead, any Excess Amount will be retained by the Underwriters. Nedlloyd will not be entitled to receive any Excess Amount.

There is no guarantee that the Rump Offering will take place. Should the Rump Offering take place, neither Nedlloyd nor the Underwriters, nor any other person procuring subscriptions for Rump Shares, will be responsible for any lack of Excess Amount arising from any sale of the Rump Shares in the Rump Offering.

Any new ordinary shares not subscribed for through the exercise of rights or sold by the Underwriters in the Rump Offering will be subscribed for by the Underwriters at the Issue Price.

Further information:

Cor Radings, Corporate Public Relations, Nedlloyd +31 (0)626 316 854
Léon Albers, Investor Relations, Nedlloyd +31 (0)10 400 6911 / +31 (0)620 245 223

This announcement is not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, Ireland, South Africa or Japan.

This announcement is only made to persons falling within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") and other persons to whom it may lawfully be communicated in accordance with the Order (together, "relevant persons"). Only relevant persons may participate in the Rights Offering. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The rights (the "Rights") to purchase ordinary shares in Royal Nedlloyd N.V. (the "Shares") and the Shares may not be offered or sold in the United States unless registered under the Securities Act of 1933 or pursuant to an exemption from such registration. There will be no public offer of Rights or Shares in the United States.

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any Rights, Shares or other securities. The offer to acquire shares in Royal Nedlloyd N.V. pursuant to the Rights Offering will be made solely on the basis of information that will be contained in the Prospectus.

The Rights Offering is not being made, and the Rights and the Shares are not being offered or sold, in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the 'Regulations').

Investors (i) taking up, delivering or otherwise transferring Rights, (ii) exercising Rights or (ii) trading or otherwise dealing in Rights or the Offer Shares will be or have been deemed to have made, and, in some cases, will be or have been required to make, certain representations and warranties as to their status for securities law purposes to Nedlloyd, the subscription agent and any person acting on behalf of either of them (unless such requirement is waived by Nedlloyd). Details of these representations and warranties are set out in the Prospectus published in connection with the rights offering and dated 29 March 2004 (the "Prospectus").

Stabilisation / FSA

Terms used but not defined in this press release have the meanings given to them in the Prospectus.

(10)

PRESS RELEASE

Nedlloyd

Not for release, distribution or publication into or in the United States, Australia, Canada, Ireland, South Africa or Japan

Royal Nedlloyd announces pricing of rump offering of approximately 0.15 million new ordinary shares at EUR 31.05 per ordinary share

Rotterdam, 13 April 2004.

In connection with its 3 for 7 rights offering of 9,138,544 new ordinary shares at an issue price of EUR 20.79 per ordinary share (the "Issue Price"), Royal Nedlloyd N.V. ("Nedlloyd") today announces the pricing of the offering of shares that were issuable upon exercise of rights but that were not subscribed for during the exercise period (the "Rump Offering").

The approximately 0.15 million new ordinary shares included in the Rump Offering were priced at EUR 31.05 per ordinary share. Under the terms of the rights offering, because the aggregate proceeds of the Rump Offering (after deduction of selling expenses, including any value added tax) exceed the aggregate Issue Price for such rump shares, holders of rights that were not exercised during the exercise period for the rights will receive EUR 4.39 per unexercised right held by them.

The trade date for the allocations of the new ordinary shares will be today. Closing of the offering is expected to take place on 16 April 2004.

Further information:

Cor Radings, Corporate Public Relations, Nedlloyd +31 (0)626 316 854
Léon Albers, Investor Relations, Nedlloyd +31 (0)10 400 6911 / +31 (0)620 245 223

This announcement is not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, Ireland, South Africa or Japan.

This announcement is only made to persons falling within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") and other persons to whom it may lawfully be communicated in accordance with the Order (together, "relevant persons"). Only relevant persons may participate in the Rights Offering. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The rights (the "Rights") to purchase ordinary shares in Royal Nedlloyd N.V. (the "Shares") and the Shares may not be offered or sold in the United States unless registered under the Securities Act of 1933 or pursuant to an exemption from such registration. There will be no public offer of Rights or Shares in the United States.

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any Rights, Shares or other securities. The offer to acquire shares in Royal Nedlloyd N.V. pursuant to the Rights Offering will be made solely on the basis of information that will be contained in the Prospectus.

The Rights Offering is not being made, and the Rights and the Shares are not being offered or sold, in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the 'Regulations').

Investors (i) taking up, delivering or otherwise transferring Rights, (ii) exercising Rights or (ii) trading or otherwise dealing in Rights or the Offer Shares will be or have been deemed to have made, and, in some cases, will be or have been required to make, certain representations and warranties as to their status for securities law purposes to Nedlloyd, the subscription agent and any person acting on behalf of either of them (unless such requirement is waived by Nedlloyd). Details of these

representations and warranties are set out in the Prospectus published in connection with the rights offering and dated 29 March 2004 (the "Prospectus").

Stabilisation / FSA

Terms used but not defined in this press release have the meanings given to them in the Prospectus.

News Release

P&O Nedlloyd
www.ponl.com

11

16 April 2004

P&O NEDLLOYD REVERSE LISTING ACHIEVED IN AMSTERDAM

Royal P&O Nedlloyd has today taken full ownership of P&O Nedlloyd which has effectively become independently listed on the Euronext stock market in Amsterdam. Today's announcement marks:

- the successful closing of the rights offering and the completion of the acquisition by Royal Nedlloyd of P&O's 50 per cent stake in P&O Nedlloyd;
- the renaming of Royal Nedlloyd NV as Royal P&O Nedlloyd NV;
- the independent listing of P&O Nedlloyd through Royal P&O Nedlloyd;
- the admission of Royal P&O Nedlloyd new ordinary shares to listing on Euronext Amsterdam;
- implementation of a one-tier board structure.

Commenting on the transaction Chairman of Royal P&O Nedlloyd Andrew Land said: "I am delighted that we have achieved the listing of P&O Nedlloyd on Euronext today. It is the culmination of our plan to give P&O Nedlloyd the independent status it needs to grow and flourish".

Royal P&O Nedlloyd CEO Philip Green said: "This is an historic day for our company. This transaction means that we have an excellent opportunity to exploit further our strengths as a global player in the shipping industry at a time of favourable demand growth. I am confident we can take the company forward with strength."

The transaction in detail

Royal P&O Nedlloyd NV has today announced the closing of its approximately EUR 190 million 3 for 7 rights offering of 9,138,544 new ordinary shares. Immediately following the closing of the rights offering, Royal Nedlloyd NV ("Nedlloyd") and The Peninsular and Oriental Steam Navigation Company ("P&O") completed the acquisition (the "Acquisition") by Nedlloyd of P&O's 50 per cent stake in P&O Nedlloyd Container Line Limited ("P&O Nedlloyd") for consideration of approximately €215 million cash and 10,158,938 new ordinary shares in Royal P&O Nedlloyd, representing a 25 per cent interest (maximum 20 per cent voting rights in general) in Royal P&O Nedlloyd's current outstanding share capital. P&O has agreed to retain its 25 per cent interest in Royal P&O Nedlloyd for a minimum of six months following completion of the Acquisition, subject to certain exceptions.

The total consideration for the Acquisition has a value of approximately €524 million, based on Nedlloyd's closing share price of €30.40 on 15 April 2004 on Euronext Amsterdam, subject to a possible adjustment in respect of the value of Martinair. The net proceeds from the rights offering were used as part of the cash consideration for the Acquisition, with the balance being funded from existing cash resources.

The new Royal P&O Nedlloyd ordinary shares have been admitted today to listing on Euronext Amsterdam. As of today, the Royal P&O Nedlloyd ordinary shares trade on Euronext Amsterdam under the symbol "RPN".

In connection with the Acquisition, the articles of association of Nedlloyd were amended effective as of today, giving effect to, among other things, a one-tier board structure and the creation of one class of share capital. In addition, as of today, Royal Nedlloyd NV has been renamed Royal P&O Nedlloyd NV.

Royal P&O Nedlloyd will consolidate P&O Nedlloyd as a 100 per cent subsidiary. P&O Nedlloyd will continue to operate using its existing trade name 'P&O Nedlloyd'. The Acquisition will have no impact on P&O Nedlloyd's business nor on its employees or day-to-day operations and services provided to its customers. P&O Nedlloyd's headquarters will continue to be in London and Royal P&O Nedlloyd will have its headquarters in Rotterdam.

New management structure implemented

From today, the two-tier board structure of Nedlloyd, consisting of both a Supervisory Board and an Executive Board, has been replaced by a one-tier board of nine directors, comprising two executive directors (the Chief Executive Officer and the Chief Financial Officer) and seven non-executive directors.

The board of Royal P&O Nedlloyd currently consists of Philip Green, the Chief Executive Officer, and the non-executive directors Andrew Land (Chairman), Neelie Kroes, Haddo Meijer (originating from the former boards of Nedlloyd), Robert Woods and Nick Luff (the latter two being nominated by P&O). Royal P&O Nedlloyd is in the process of recruiting a Chief Financial Officer as well as two new non-executive directors.

If P&O sells part of its equity interest in Royal P&O Nedlloyd but retains an interest equal to or above 15 per cent then one of the P&O nominated non-executive directors will step down from the board. If P&O sells shares such that its equity interest in Royal P&O Nedlloyd falls to below 15 per cent, then the second P&O nominated director will step down from the board.

Royal P&O Nedlloyd's share capital

Following the amendment of its articles of association, the authorised share capital of Royal P&O Nedlloyd amounts to EUR 100 million, divided into 100 million ordinary shares of nominal value EUR 1.00 each. The articles no longer provide for the issue of preference shares or priority shares. The 15,000 outstanding priority shares have today been converted into ordinary shares. There were no outstanding preference shares.

The current outstanding share capital of Royal P&O Nedlloyd consists of 40,635,752 ordinary shares, including the 9,138,544 new ordinary shares issued in the rights offering, the 10,158,938 new ordinary shares placed with P&O as part of the consideration for the Acquisition and the 15,000 new ordinary shares arising from the conversion of the priority shares. The Royal P&O Nedlloyd ordinary shares are listed on Euronext Amsterdam.

Share plans

To mark the important turning point in the life of the company, and to communicate the importance of continued improvement in business performance and shareholder value, all eligible employees will be offered a gift of 10 shares in due course. In order to execute the plan Royal P&O Nedlloyd intends to buy-in 100,000 shares, to be effected shortly after release of the quarterly figures on May 6 2004. Total costs (including tax / social security) of the plan are estimated to be approximately € 7 million.

Royal P&O Nedlloyd will later this year launch a so-called Save As You Earn (SAYE) Share Plan to provide a cost effective additional benefit for employees.

For senior management a 'one off' share and/or option plan will be put in place, whereby awards - in shares, at the closing share price on Euronext Amsterdam on 7 May 2004 - will be based on performance targets and retention conditions. This incentive plan will be implemented subject to shareholder approval at the May 2005 AGM.

For the latter two plans Royal P&O Nedlloyd will also buy in shares, likely to be effected after launch of the plans, in autumn 2004 and May 2005 respectively. As these plans are not final yet, the number of shares is to be decided upon at the relevant time.

Further information

Further information on certain of the matters discussed in this press release is set out in the Prospectus published in connection with the rights offering and dated 29 March 2004.

You may also contact:

Gill Samuel, Director Corporate Communications, P&O Nedlloyd	+44(0)20 7441 8706 / +44 (0)777 477 2133
Cor Radings, Corporate Public Relations, Royal P&O Nedlloyd	+31 (0)626 316 854
Léon Albers, Investor Relations, Royal P&O Nedlloyd	+31 (0)10 400 6911 / +31 (0)620 245 223

http://hugin.info/130772/R/941675/131383.pdf (photographs of Mr Philip Green)

News Release

P&O Nedlloyd

www.ponl.com

12

19 April 2004

ROYAL P&O NEDLLOYD APPOINTS CFO

Following the successful completion on 16 April of the listing of Royal P&O Nedlloyd on the Euronext stock market in Amsterdam, the company has announced the nomination of David Robbie as Chief Financial Officer and a member of the Board of Royal P&O Nedlloyd. It will be proposed that the AGM will appoint Mr Robbie on 6 May, with his appointment taking effect from 10 May.

David Robbie (40), was CFO of CMG plc until January 2003, where he was instrumental in delivering the merger of Logica and CMG. Before this, he was at Invensys plc (and formerly BTR plc), where he was Vice President, Corporate Finance.

David qualified as a chartered accountant with KPMG and is a graduate of St Andrews University.

Commenting on his appointment, Royal P&O Nedlloyd CEO Philip Green said: "I am delighted that David will be joining us at this important stage in our development as a public company. His appointment completes the formation of the Executive Management Team, to which he will bring substantial skills and experience in strategic management and corporate finance."

David Robbie said: "I am pleased to be joining Royal P&O Nedlloyd at such an interesting point following its successful listing on 16 April. I look forward to working with Philip and the team as P&O Nedlloyd takes advantage of its new independent status to build on its strengths as one of the world's leading container shipping lines."

Notes to Editors

1. The reverse listing of Royal P&O Nedlloyd on Euronext Amsterdam on 16 April marked the launch of P&O Nedlloyd as an independent public company and brought to an end the previous 50:50 joint venture between P&O and Royal Nedlloyd.

2. P&O Nedlloyd is one of the world's leading shipping lines and an international logistics provider. It operates a modern fleet of 154 vessels and offers a global network of services with ships calling at 229 ports in 94 countries.

3. From 10 May, the full P&O Nedlloyd Executive Management Team will be as follows: Philip Green (CEO), David Robbie (CFO), Rutger van Slobbe (Trades and Logistics), Paul Windfield (Sales), Nigel Pusey (Regions), Jacob Tas (Human Resources and Development), Tara Basi (Business Systems Development) and Peter Duifhuizen (Assets).

4. High resolution versions of the attached photograph of David Robbie are available on www.ponl.com.

Further information: UK
Gill Samuel
Director Corporate Communications
P&O Nedlloyd
Telephone: +44 207 441 8706
Fax: +44 207 441 1791

Netherlands
Cor Radings
P&O Nedlloyd
Telephone: +31 6263 168 54
Fax: +31 10 442 30 55

Please click the following link to view a photograph of David Robbie:
http://hugin.info/130772/R/941814/131427.jpg

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Nedlloyd

Shareholders in Royal Nedlloyd N.V. and other entitled parties are invited to attend the Extraordinary General Meeting of Shareholders which will take place on **Tuesday 23 March, 2004,** at 14:00 hours in the Fortis Bank hall on the 4th floor of the Willem Burger Conference Centre of the Concert and Conference Centre De Doelen, entrance Kruisplein 40, 3012 CC Rotterdam, The Netherlands.

Agenda

1 Proposal to distribute a dividend of €1 per ordinary share to be charged to the reserves
2 Approval of a transaction with The Peninsular and Oriental Steam Navigation Company ("P&O") to acquire all shares in P&O Nedlloyd Container Line Ltd. and P&O Nedlloyd B.V. held by P&O against issue of ordinary shares in the capital of the Company and a cash amount of approximately €215 mln, including amongst others:
   a designation of the Executive Board as authorised body to grant rights to subscribe for a maximum number of 14,6 million ordinary shares ("Rights Offering") by the exclusion of the statutory pre-emptive rights and by granting pre-emptive rights at the same time;
   b designation of the Executive Board as authorised body to issue a maximum of 12 million ordinary shares to P&O against amongst others contribution of shares in P&O Nedlloyd Container Line Ltd;
   c Appointment of members of the Board of Directors.
3 Amendment of the Articles of Association of the Company, including increase of the authorised capital, conversion of the priority shares into ordinary shares, cancellation of the protective preference shares, cancellation of the structure regime, the introduction of a one tier board structure, an indemnification provision and the renaming of Royal Nedlloyd N.V. into Royal P&O Nedlloyd N.V.
4 Any other business

As of today, the agenda with explanatory notes, a Chairman's explanatory letter, a shareholder information memorandum as well as a copy of the draft Articles of Association can be inspected and obtained free of charge at the office of the Company and at ABN AMRO Bank N.V. These documents may be ordered by telephone from ABN AMRO Servicedesk, tel. +31 - 76 – 5799455 (9AM – 4PM) or through the Company's website (www.nedlloyd.com).

Record Date

The date, being the Record Date, on which one must be a shareholder in order to attend the meeting and vote, has been set as **Thursday 18 March, 2004** (after dealing with all additions and deletions as per that date).

Registration

To obtain entry to the meeting and to be able to exercise the rights attached to shares forming part of a collective (giro) deposit, the holders thereof must have made themselves known through their bank, at the latest on **Thursday 18 March, 2004** at the Office of ABN AMRO Bank N.V., Kemelstede 2, 4817 ST BREDA, The Netherlands. From application the shares will continue to be registered u/i the Record Date. The certificate to be received from the bank will serve as an admission card to the meeting.

Holders of American Depositary Receipts are entitled to obtain entry to the meeting (ADRs do not carry voting rights) upon showing an admission card for this meeting that will be issued upon request by Depositary J P Morgan, New York, at the latest on **Thursday 18 March, 2004**.

To obtain entry to the meeting and to be able to exercise the rights attached to registered shares, holders of registered shares not forming part of a collective (giro) deposit must have given written notice of such intention at the latest on **Thursday 18 March, 2004** to the Secretariat to the Executive Board who will then issue an admission card to the meeting, provided that, as at **18 March, 2004**, any such holder is registered as a shareholder in the Company Register of Registered Shareholders.

Shareholders wishing to be represented at the meeting through a written proxy are being advised that their written proxy must have been received in the office of the Company **by mail or fax not later than on Friday 19 March, 2004** for the attention of the Secretariat to the Executive Board. Proxy forms may be obtained from the Company on request.

Rotterdam, 8 March 2004 — Executive Board

Royal Nedlloyd N.V. - Boompjes 40 - 3011 XB Rotterdam-
Tel. +31-10-400.6843 - Fax +31-10-400.6260

RECEIVED
2004 MAY -7 A 9:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(14)

Nedlloyd

Payment of dividend

At the *Extraordinary General Meeting of Shareholders* of Royal Nedlloyd N.V. held on 23 March 2004, the proposal was approved to distribute a dividend of €1 per ordinary share of €1 nominal value, to be charged to the reserves of the company.

As of 31 March 2004, the dividend will be payable, after deduction of 25% dividend tax, at the offices of ABN AMRO Bank N.V. in *Amsterdam*.

Dividends of holders of bearer shares will be paid through the intermediary of the bank or broker where these shares were held in custody at the closing of trading on 24 March 2004.

Registered shareholders shall be notified by the company directly regarding payment of dividends.

Rotterdam, 25 March 2004 Executive Board

Royal Nedlloyd N.V. - Boompjes 40 - 3011 XB Rotterdam, The Netherlands - Tel. +31 - 10 - 4006843 - Fax +31 - 10 - 4006260

(15)

Nedlloyd

Shareholders in Royal Nedlloyd N.V. and other entitled parties are invited to attend the Annual General Meeting of Shareholders which will take place on **Thursday 6 May, 2004,** at 14:00 hours in the Willem Burgerzaal of the Concert and Conference Centre De Doelen, entrance Kruisplein 40, 3012 CC Rotterdam, The Netherlands.

Agenda

1 (a) Report by the Executive Board over 2003
  (b) Financial Statements 2003
  (c) Discharge of the Executive Board for the financial year 2003
  (d) Discharge of the Supervisory Board for the financial year 2003
2 Appointment of members to the Board of Directors
3 Authorisation of the Board of Directors to acquire own shares by the Company
4 Designation of the Board of Directors to have power of attorney, until 1 December, 2005, to:
  (a) issue ordinary shares
  (b) restrict or exclude the pre-emptive right in respect of new issues of ordinary shares up to a maximum of 10% of the issued ordinary share capital as per 6 May, 2004
5 Appointment of Auditors to the Company
6 Report of the Shareholders Committee
7 Any other business

As of today, the agenda with explanatory notes as well as the Annual Report 2003 can be inspected and obtained free of charge at the office of the Company and at the offices of ABN AMRO Bank N.V. These documents may be ordered by telephone from ABN AMRO Servicedesk, tel. +31 - 76 – 5799455 (9AM – 4PM) or through the Company's website (www.nedlloyd.com).

Record Date

The date, being the Record Date, on which one must be a shareholder in order to attend the meeting and vote, has been set on **Thursday 29 April at 9 am.**

Registration

To obtain entry to the meeting and to be able to exercise the rights attached to shares forming part of a collective (giro)deposit, the holders thereof must have made themselves known through their bank, at the latest on **Thursday 29 April, 2004** at the Office of ABN AMRO Bank N.V., Kemelstede 2, 4817 ST BREDA, The Netherlands. From application the shares will continue to be registered u/i the Record Date. The certificate to be received from the bank will serve as an admission card to the meeting.

Holders of American Depositary Receipts are entitled to obtain entry to the meeting (ADRs do not carry voting rights) upon showing an admission card for this meeting that will be issued upon request by Depositary J P Morgan, New York, at the latest on **Thursday 29 April, 2004.**

To obtain entry to the meeting and to be able to exercise the rights attached to registered shares, holders of registered shares not forming part of a collective (giro) deposit must have given written notice of such intention at the latest on **Thursday 29 April, 2004** to the Company Secretariat who will then, provided they are on **29 April, 2004** registered as a shareholder in the Company Register of Registered Shareholders, issue an admission card to the meeting.

Shareholders who participate in the services of Stichting Communicatiekanaal Aandeelhouders ("Shareholders Communication Channel foundation") will receive the agenda with explanatory notes. They will also be entitled to vote - without having to attend the meeting - through a written voting instruction to the proxy mentioned therein, provided their voting instruction will have been received **by Proxy Services no later than Thursday 29 April, 2004** (Answer code 55012, 3640 VB Mijdrecht, The Netherlands).

Other shareholders wishing to be represented at the meeting through a written proxy are being advised that their written proxy must have been received in the office of the Company by mail or fax not later than on **Monday 3 May, 2004** by the Company Secretariat. For that purpose shareholders can submit the completed and signed proxy which is included in the bank certificate. Proxy forms including voting instructions for each specific agenda item may be obtained from the Company.

Rotterdam, 13 April 2004 — Executive Board

Royal Nedlloyd N.V. - Boompjes 40 - 3011 XB Rotterdam-
Tel. +31-10-400.6843 - Fax +31-10-400.6260

Annual General Shareholders Meeting 6 May 2004

Re agenda item 2 "Appointment of members to the Board of Directors" it is proposed that David Robbie will be appointed as executive director and Chief Financial Officer of the company, his appointment to take effect as from 10 May 2004.

David Robbie (40), was CFO of CMG plc until January 2003, where he was instrumental in delivering the merger of Logica and CMG. Before this, he was at Invensys plc (and formerly BTR plc), where he was Vice President, Corporate Finance. He qualified as a chartered accountant with KPMG and is a graduate of St Andrews University.•

Royal Nedlloyd N.V.

16

Agenda

for the Extraordinary General Meeting of Shareholders
to be held on Tuesday 23 March, 2004 at 14:00 hours
in the Fortis Bank hall on the 4th floor of the Willem Burger Conference Centre of the Concert and Conference Centre De Doelen, entrance Kruisplein 40, 3012 CC Rotterdam, The Netherlands.

Opening

1 Proposal to distribute a dividend of € 1 per ordinary share to be charged to the reserves
2 Approval of a transaction with The Peninsular and Oriental Steam Navigation Company ("P&O") to acquire all shares in P&O Nedlloyd Container Line Ltd. and P&O Nedlloyd B.V. held by P&O against issue of ordinary shares in the capital of the Company and a cash amount of approximately € 215 mln, including amongst others:
   a designation of the Executive Board as authorised body to grant rights to subscribe for a maximum number of 14,6 million ordinary shares ("Rights Offering") by the exclusion of the statutory pre-emptive rights and by granting pre-emptive rights at the same time;
   b designation of the Executive Board as authorised body to issue a maximum of 12 million ordinary shares to P&O against amongst others contribution of shares in P&O Nedlloyd Container Line Ltd;
   c Appointment of members of the Board of Directors.
3 Amendment of the Articles of Association of the Company, including increase of the authorised capital, conversion of the priority shares into ordinary shares, cancellation of the protective preference shares, cancellation of the structure regime, the introduction of a one tier board structure, an indemnification provision and the renaming of Royal Nedlloyd N.V. into Royal P&O Nedlloyd N.V.
4 Any other business

Closure

Rotterdam, 3 March, 2004

Please turn this page for the Notes to the Agenda

Notes to the agenda for the Extraordinary General Meeting of Shareholders to be held on Tuesday 23 March, 2004

Agenda item 1
It is proposed to charge the dividend to the reserves, to be distributed prior to the transaction as mentioned in agenda item 2.

Agenda item 2
The proposal is further explained in a shareholder information memorandum dated 8 March 2004.

Pursuant to agenda item 2(c) the following persons are proposed for election as members of the Board of Directors:

A.H. Land, Chairman
P.N. Green, CEO
Mrs N. Kroes, Non-executive director
N.L. Luff, Non-executive director
H.H. Meijer, Non-executive director
R.B. Woods, Non-executive director

For additional information regarding these persons please refer to the shareholder information memorandum dated 8 March 2004.

Agenda item 3
This proposal includes the authorisation of the Chairman of the Executive Board to make any amendments to the proposed Articles of Association that shall arise from the consultation with Euronext Amsterdam N.V. or that shall be necessary to obtain the declaration of non-objection of the Dutch Ministry of Justice and the authorisation to execute the notarial deed of amendment of the Articles of Association.

The proposal is further explained in a shareholder information memorandum dated 8 March 2004.

Copies of the shareholder information memorandum and the draft Articles of Association may be obtained free of charge with the company or the bank referred to in the meeting notice, ABN AMRO Bank N.V., at ABN AMRO Service desk, tel. +31 - 76 - 5799455 (9AM – 4PM) and are also obtainable through the company's website (www.nedlloyd.com) .

RECEIVED
2004 MAY -7 A 9:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(17)

Nedlloyd

Explanatory Letter for the Extraordinary General Meeting of Shareholders of Koninklijke Nedlloyd N. V.

to be held on Tuesday, 23 March 2004

at the Concert and Conference Centre De Doelen

in Rotterdam, entrance Kruisplein 40

commencing at 14:00 p.m.

The distribution of this document in certain jurisdictions is restricted by law. Persons into whose possession this document may come are required by Koninklijke Nedlloyd N.V. to inform themselves about and to observe such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. The offer to acquire shares pursuant to the proposed rights offering will be made solely on the basis of information that will be contained in the prospectus to be published in connection with such issue. The rights and the shares have not been and will not be registered the U.S. Securities Act of 1933 and, subject to certain exceptions, may not be offered or sold within the United States.

Neither the rights nor the shares have been or will be registered under the relevant laws of any state, province or territory of Canada, Australia, Japan or Belgium.

Within the United Kingdom this document is only directed at persons who have professional experience in matters relating to investments falling within Article 19(1) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or who fall within Article 43 of the Order or are other persons whom Koninklijke Nedlloyd N.V. may otherwise lawfully communicate an invitation or inducement to engage in investment activity in accordance with the Order.

Nedlloyd

Executive Board
Haddo H. Meijer

Royal Nedlloyd N. V.

40, Boompjes
3011 XB Rotterdam
Telephone: +31 104006810
Telefax : +31 104006190

8 March 2004

Dear Shareholder,

As announced on 2 February 2004, Koninklijke Nedlloyd N.V. ("Nedlloyd") has reached agreement with The Peninsular and Oriental Steam Navigation Company ("P&O") to acquire P&O's 50 per cent. shareholding in P&O Nedlloyd Container Line Limited ("P&O Nedlloyd").

The consideration for the acquisition is approximately 215 million in cash, to be funded in part by a 190 million rights offering, and new Nedlloyd shares which will represent 25 per cent. of Nedlloyd's ordinary shares outstanding after completion of the rights offering and the placement with P&O. Brief details of the rights offering are set out in the annex to this letter.

The acquisition is subject to approval by Nedlloyd's and P&O's shareholders, completion of the rights offering, regulatory approvals, adoption by Nedlloyd of new articles of association and admission of the rights offering shares and the shares that are to be issued to P&O for listing on Euronext Amsterdam.

Nedlloyd's Extraordinary General Meeting of Shareholders, to be held on 23 March 2004 (the "EGM"), is a very important event. At that meeting you will be asked to vote to approve the acquisition and the rights offering. You will also be asked to approve amendments to the articles of association of Nedlloyd to, among other things, give effect to a one-tier board structure to replace the current Supervisory Board and Executive Board structure.

To enable you to make an informed decision, I enclose the meeting agenda, a shareholders information memorandum which, among other things, describes the business of P&O Nedlloyd and the acquisition, and a copy of the draft articles of association. All these documents as well as the documents which by way of reference are included in the information memorandum are - also -available through Nedlloyd's website (www.nedlloyd.com).

Your Executive Board and Supervisory Board believe that the acquisition will benefit Nedlloyd and P&O Nedlloyd, as it will provide P&O Nedlloyd with increased strategic and financial flexibility to allow it to grow and strengthen its position as one of the leading global container shipping companies. It will enable the new management team, led by Philip Green, to focus on positioning P&O Nedlloyd to capitalise on the current upswing in the container shipping cycle and to achieve important benefits going forward from full implementation of new business and management information systems. We further believe that moving to a one-tier board with one class of share capital will streamline Nedlloyd's corporate governance.

I hope that during the coming EGM you will vote in favour of our proposal. Together with my Supervisory Board colleagues, I firmly believe that the acquisition is the right way forward for Nedlloyd's shareholders and for our other stakeholders.

Sincerely yours,

Haddo H. Meijer

Rotterdam Trade Register no.129791

VAT reg.no NL 004706067B01

ANNEX

(to Nedlloyd's letter to its shareholders dated 8 March 2004)

This Annex contains brief details of the rights offering. It should be noted that this information is of an indicative nature only and subject to change.

The rights offering

Following the EGM (and assuming the meeting votes in favour of the proposal), we intend to carry out a rights offering as soon as possible after P&O's EGM (expected to take place on 29 March 2004 and assuming that that meeting votes in favour of the transaction as well).

The gross proceeds of the rights offering are expected to be approximately 190 million. The proceeds will be used as partial consideration for our acquisition of P&O's shares in P&O Nedlloyd. The maximum number of the new shares that will be issued pursuant to the rights offering is currently agreed at 11.0 million. The principal terms of the rights offering, including the actual number of the new shares to be issued and the issue price, will be announced prior to the launch of the rights offering.

A prospectus will be prepared giving further information about the rights offering. The information in this letter about the rights offering is therefore subject to amendment in such rights offering prospectus, which is expected to be available at the end of March 2004. The listing and start of trading of the new shares is anticipated by mid April 2004.

Underwriting

The rights offering is underwritten by ABN AMRO Bank N.V. and J.P. Morgan Securities Ltd. (the "Joint Global Coordinators") pursuant to an underwriting agreement dated 2 February 2004. The underwriting agreement provides that the obligations of the Joint Global Coordinators are subject to customary conditions precedent. The underwriting agreement also provides that the Joint Global Coordinators may terminate the underwriting agreement upon the occurrence of certain circumstances. In addition, the Joint Global Coordinators have the right to terminate the underwriting agreement if the rights offering has not been settled by 14 May 2004.

If any or all of the conditions referred to above are not met or waived, the rights offering will be withdrawn and the acquisition will not be completed.

Further information

If you have any further questions, please feel free to contact us as set out below. For legal reasons, we will not be able to provide advice on the merits of the proposal or to provide financial advice.

CONTACT PERSONS FOR FURTHER QUESTIONS/INFORMATION:

Leon Albers, Investor Relations, Nedlloyd, telephone +31-(0)10-4006911 , email: leon.albers@nedlloyd.com

Cor Radings, Corporate Public Relations, Nedlloyd, telephone +31-(0)62631.6854

CONTACT PERSON FOR PROVIDING DOCUMENTATION:

Nancy Tomasini, telephone +31-(0)10-4006843, e-mail: nancy.tomasini@nedlloyd.com

Information Memorandum

18

Nedlloyd

Koninklijke Nedlloyd N.V.

The date of this Information Memorandum is 8 March 2004.

TABLE OF CONTENTS

The distribution of this Information Memorandum in certain jurisdictions is restricted by law. Persons into whose possession this Information Memorandum may come are required to inform themselves about and to observe such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction. This Information Memorandum may not be used for or in connection with any offer of any security to, or solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorised or is unlawful.

This Information Memorandum does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. The offer to acquire shares pursuant to the proposed rights offering will be made solely on the basis of information that will be contained in the prospectus to be published in connection with such offering. The rights and the shares have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States.

Within the United Kingdom these materials are only directed at persons who have professional experience in matters relating to investments falling within Article 19(1) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or who fall within Article 43 of the Order or are other persons to whom we may otherwise lawfully communicate an invitation or inducement to engage in investment activity in accordance with the Order.

No dealer, salesman or any other person has been authorised to give any information or to make any representation not contained in this Information Memorandum and, if given or made, such information or representation must not be relied upon as having been authorised by us. The delivery of this Information Memorandum shall not under any circumstances create any implication that there has been no change in the information contained herein or in our affairs since the date hereof.

As announced on 2 February 2004, Koninklijke Nedlloyd N.V., hereinafter referred to as "we", "Koninklijke Nedlloyd" or "Nedlloyd", has reached agreement with The Peninsular and Oriental Steam Navigation Company ("P&O") to acquire P&O's 50 per cent. shareholding in P&O Nedlloyd Container Line Ltd. ("P&O Nedlloyd") and its shareholding in P&O Nedlloyd B.V. (with the exception of one share in P&O Nedlloyd which is to be retained by P&O and which we will have the option to acquire for no consideration).

The consideration for the acquisition (the "PONL Acquisition") consists of (i) approximately €215 million in cash and (ii) new Nedlloyd shares which will represent 25 per cent. of our ordinary shares outstanding after completion of the rights offering referred to below and the issue of the shares to P&O. We intend to fund the cash consideration, in part, from a rights offering relating to our ordinary shares (the "Offering"), with the balance being paid from existing cash resources. For further details of the PONL Acquisition, see "The PONL Acquisition".

MARKET AND INDUSTRY DATA

Market data and other statistical information used throughout this Information Memorandum are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our and P&O Nedlloyd's good faith estimates, which are derived from our and P&O Nedlloyd's review of internal surveys, as well as the independent sources listed above. Although we and P&O Nedlloyd believe these sources are reliable, we and P&O Nedlloyd have not independently verified the information and cannot guarantee its accuracy and completeness. Unless otherwise stated, market share data herein is based on fleet capacity (referred to in the container shipping industry as standing slot capacity).

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Basis of preparation of our financial statements and those of P&O Nedlloyd

Our audited consolidated financial statements and those of P&O Nedlloyd appear at the end of this Information Memorandum; see "Index to Financial Statements". Our audited financial statements have been prepared in accordance with accounting principles generally accepted in The Netherlands ("Dutch GAAP"). The audited financial statements of P&O Nedlloyd have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") and the Companies Act 1985 on the historical cost basis (except as stated in the notes to the accounts). P&O Nedlloyd's consolidated accounts include the accounts of P&O Nedlloyd and its subsidiaries together with P&O Nedlloyd's interest in its associates and joint ventures.

Dutch GAAP and U.K. GAAP differ in certain material respects from each other and accounting principles generally accepted in the United States of America ("U.S. GAAP"). See "Summary of Significant Differences between (1) Dutch GAAP and U.S. GAAP, (2) U.K. GAAP and U.S. GAAP and (3) Dutch GAAP and U.K. GAAP".

We publish our results on a quarterly basis. Following the PONL Acquisition, we will use U.K. GAAP as the primary basis for our financial reporting. Assuming the PONL Acquisition is completed in the second quarter of 2004, our quarterly interim financial information will be prepared in accordance with U.K. GAAP with effect from the second quarter of 2004. In our interim financial reports, we will also report our net result and shareholders' equity in accordance with Dutch GAAP.

Our primary financial statements for the year ending 31 December 2004 will be prepared in accordance with U.K. GAAP. In addition to the U.K. GAAP financial statements, Dutch GAAP financial statements will also be provided. For the purposes of Dutch corporate law, our company balance sheet under Dutch GAAP is determinative of the amount (if any) available for distribution to shareholders.

For accounting periods commencing as from 1 January 2005, we and P&O Nedlloyd will publish our financial statements in accordance with International Financial Reporting Standards ("IFRS"). We and P&O Nedlloyd are currently assessing the effect that preparing our financial statements in accordance with IFRS will have. See "Risk Factors—Risks Relating to Koninklijke Nedlloyd—The application of U.K. GAAP and the adoption of International Financial Reporting Standards may have a material adverse effect on our financial condition and results of operations" and "—Risks Relating to P&O Nedlloyd—The adoption of International Financial Reporting Standards may have a material adverse effect on P&O Nedlloyd's financial condition and results of operations".

Reporting currencies

Currently, we report in euros, and P&O Nedlloyd reports in U.S. dollars. For accounting periods commencing after 31 March 2004, we are considering reporting in U.S. dollars. Historically, fluctuations in the euro/U.S. dollar exchange rate have impacted our results of operations and financial position because our stake in P&O Nedlloyd has been such a material part of our business.

Our interest in P&O Nedlloyd is denominated in U.S. dollars. As a result, we are exposed to translation risk on our investment in P&O Nedlloyd. This translation risk is not hedged due to its long-term nature. Changes in the value of this investment caused by movements in the U.S. dollar exchange rate compared to the euro are charged or credited directly to our equity. The share in the net result of P&O Nedlloyd is calculated based on average quarterly exchange rates. We will be exposed to a similar translation risk on our investment in Martinair if we report in U.S. dollars in the future.

Our interests in P&O Nedlloyd and Martinair

Under Dutch GAAP

Under Dutch GAAP, we equity account for our interests in P&O Nedlloyd and Martinair Holland N.V. ("Martinair"), both of which we currently treat as "associates" for accounting purposes (though this will cease to be the case for P&O Nedlloyd on completion of the PONL Acquisition). This means that

50 per cent. of their respective shareholders' equity and net result for any period, as included in their respective financial statements, is included in our consolidated financial statements for the relevant period (in the case of P&O Nedlloyd after translation into euro). We do not make any adjustments to the basis on which the financial statements of P&O Nedlloyd or Martinair have been prepared before including them in our own financial statements. Following the PONL Acquisition, P&O Nedlloyd will become a wholly-owned subsidiary of ours, and will be fully consolidated in our financial statements.

Under Dutch GAAP, in the event of losses at an associate (such as Martinair), the book value of our investment in the associate is reduced by the amount of such loss, and the loss is recorded in our consolidated profit and loss account as a loss on financial fixed assets. Under Dutch GAAP, the book value of an investment in an associate cannot be reduced below zero (unless there is a legal or constructive obligation to pay for the deficit of the associate) and (in the absence of such an obligation) the maximum loss that may be recorded in our consolidated profit and loss account is the value of the relevant investment. As at 31 December 2003, the book value of our investment in Martinair was €149 million.

Under U.K. GAAP

Under U.K. GAAP, following the PONL Acquisition, P&O Nedlloyd will become a wholly-owned subsidiary of ours, and will be fully consolidated in our financial statements.

Our interest in Martinair will be accounted for as a joint venture under U.K. GAAP. This means that, in the event of losses at Martinair, the value of our investment in the joint venture is also reduced by the amount of such loss, and the loss is recorded in our consolidated profit and loss account. Under U.K. GAAP, however, we should continue to record losses of a joint venture even if this would result in a net liability rather than a net asset. The only exception is when an event has irrevocably changed the relationship between us and the joint venture, marking our irreversible withdrawal from the joint venture. This contrasts with the position under Dutch GAAP as described above. In addition, under U.K. GAAP, our share of Martinair's gross assets and liabilities (as determined in accordance with U.K. GAAP) will be shown on the face of our consolidated balance sheet.

In our consolidated profit and loss account under U.K. GAAP, a 50 per cent. share of results of Martinair will be included, broken down as follows:

- share of turnover;
- share of operating result;
- share of post-operating exceptional items;
- share of interest; and
- share of tax.

In addition, under U.K. GAAP, we will be required to restate the financial statements of Martinair (which are currently prepared in accordance with Dutch GAAP) in accordance with U.K. GAAP before including them in our own financial statements. See "Summary of Significant Differences between (1) Dutch GAAP and U.S. GAAP, (2) U.K. GAAP and U.S. GAAP and (3) Dutch GAAP and U.K. GAAP" for a summary of certain differences between Dutch GAAP and U.K. GAAP.

Certain unaudited pro forma consolidated financial information

In addition to our audited consolidated financial statements and the audited financial statements of P&O Nedlloyd for the years ended 31 December 2001, 2002 and 2003, we have also included in this Information Memorandum certain unaudited pro forma consolidated financial information in respect of the year ended 31 December 2003.

The unaudited pro forma consolidated balance sheet reflects the effects of the PONL Acquisition (as described in "the PONL Acquisition") and the Offering on our balance sheet as at 31 December 2003, as if the PONL Acquisition and the Offering had occurred on 31 December 2003.

The unaudited pro forma consolidated profit and loss account and condensed cash flow statement reflect the effects of the PONL Acquisition and the Offering on our profit and loss account and condensed cash flow statement as if the PONL Acquisition and the Offering had occurred on 1 January 2003.

The unaudited pro forma consolidated financial information has been prepared in accordance with U.K. GAAP unless otherwise stated in the notes. The unaudited pro forma adjustments, as described in the notes to the unaudited pro forma consolidated financial information, are based on available information and upon certain assumptions. We do not claim or represent that the unaudited pro forma consolidated financial information is indicative of the financial position, results or cash flows that would have been reported had the PONL Acquisition and the Offering actually occurred on the dates indicated above, nor is it indicative of our future results or cash flows. There can be no assurance that the assumptions used in the preparation of the unaudited pro forma consolidated financial information will prove to be correct. See "Certain Unaudited Pro Forma Financial Information".

2003 financial statements

We have included in this Information Memorandum our audited consolidated financial statements and the audited financial statements of P&O Nedlloyd in respect of the year ended 31 December 2003, as well as financial information derived from such financial statements. We have also included in this Information Memorandum financial information derived from the unaudited preliminary financial statements of Martinair in respect of the year ended 31 December 2003.

You should note that our audited financial statements, and the unaudited preliminary financial statements of Martinair, for the year ended 31 December 2003 remain subject to approval by our shareholders and the shareholders of Martinair at meetings to be held on 6 May 2004 (for us) and on or about 8 April 2004 (for Martinair).

Other

References herein to "£" or "GBP" are to pounds sterling and references to "$" or "U.S.$" are to United States dollars.

Certain financial and statistical information in this Information Memorandum has been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the total.

FORWARD-LOOKING STATEMENTS

This Information Memorandum includes "forward-looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than statements of historical facts included in this Information Memorandum, including without limitation, those regarding our and P&O Nedlloyd's financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. We and P&O Nedlloyd have based these forward-looking statements on our and P&O Nedlloyd's current expectations and projections about future events, including numerous assumptions regarding our and P&O Nedlloyd's present and future business strategies, operations, and the environment in which we will operate in the future. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "ambition", "confident", "may", "will", "expect", "intend", "estimate", "aim", "should", "anticipate", "believe", "plan", "seek" or "continue" or the negative thereof or variations thereon or similar terminology. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors related to Nedlloyd and P&O Nedlloyd, including, among other things:

- supply and demand levels in the container shipping market;
- exchange rate fluctuations;
- P&O Nedlloyd's ability to develop its business;
- P&O Nedlloyd's ability to execute its strategy;
- the effects of regulation;
- litigation and the outcome of litigation;
- P&O Nedlloyd's ability to enhance operational and financial performance;
- P&O Nedlloyd's ability to complete the implementation of its Focus business and management information system; and
- P&O Nedlloyd's anticipated future revenues and profits.

These risks, uncertainties and assumptions may cause our and P&O Nedlloyd's actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our and P&O Nedlloyd's present and future business strategies and the environment in which we and P&O Nedlloyd will operate in the future.

These forward-looking statements speak only as of the date of this Information Memorandum. Subject to applicable law and regulation, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our or P&O Nedlloyd's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

For additional information on these forward-looking statements and the factors that could cause actual results to differ materially from future results expressed or implied by these forward-looking statements, see "Risk Factors".

SUMMARY

This summary is not complete and is qualified in its entirety by reference to the detailed information contained elsewhere in this Information Memorandum, including, but not limited to, the section headed "Risk Factors".

Overview

Nedlloyd

We are a holding company based in Rotterdam, The Netherlands. We have a 50 per cent. interest in P&O Nedlloyd, a global container shipping company. P&O Nedlloyd is currently a 50/50 joint venture between us and P&O. After the completion of the PONL Acquisition we will hold all of the shares in P&O Nedlloyd (with the exception of one share which is to be retained by P&O and which we will have the option to acquire for no consideration). We also hold a non-strategic 50 per cent. interest in Martinair, an airline based at Schiphol airport in Amsterdam.

P&O Nedlloyd

P&O Nedlloyd is one of the world's leading providers of point-to-point container shipping services. To support this core business, it also offers a range of value-added logistics services, from relatively simple freight management to sophisticated supply chain management. Measured by fleet capacity (referred to in the industry as "standing slot capacity") at 1 January 2004, P&O Nedlloyd is the fourth largest provider of container shipping services in the world, linking virtually all parts of the globe and has one of the most extensive networks of direct services. As at and for the year ended 31 December 2003, P&O Nedlloyd had group turnover of $5,510.3 million, group operating profit of $88.2 million and total fixed assets of $1,881.0 million.

As at 31 December 2003, P&O Nedlloyd operated a modern fleet of 154 container ships with a total nominal capacity of 416,732 TEU, of which it chartered 122 and owned 32, and operated a 843,267-TEU fleet of containers, of which it leased 72 per cent. and owned the remainder. In 2003, P&O Nedlloyd transported 3.743 million TEU on behalf of a globally diversified base of more than 10,000 customers. P&O Nedlloyd offers a global network of services, together with supporting feeder services. P&O Nedlloyd's ships call at 229 ports in 94 countries with the support of more than 400 offices in 156 countries (the majority of which are owned, with the remainder operated in joint ventures or by local agents).

The following table provides certain information regarding P&O Nedlloyd's growth during the five years ended 31 December 2003:

	Year ended 31 December				
	1999	2000	2001	2002	2003
	($ millions, except for volumes)				
Volume (TEU in '000s)	2,811	3,040	3,181	3,560	3,743
P&O Nedlloyd group turnover	4,048.2	4,505.8	4,711.6	4,654.8	5,510.3
Point-to-point container shipping services	*	*	4,133.2	4,074.6	4,816.9
Logistics services	*	*	351.9	389.6	489.6
Other services	*	*	226.5	190.6	203.8
P&O Nedlloyd group operating profit/(loss)	6.9	201.0	88.9	(208.5)	88.2
Point-to-point container shipping services	*	*	90.4	(203.5)	96.4
Logistics services	*	*	(3.8)	(6.8)	(11.1)
Other services	*	*	2.3	1.8	2.9

* Not available

Martinair

Martinair is the parent company of the Martinair Holland group, which is engaged in aviation activities. The core activities of Martinair are cargo and passenger services.

The PONL Acquisition

As announced on 2 February 2004, we have reached agreement with P&O to acquire P&O's 50 per cent. shareholding in P&O Nedlloyd and its shareholding in P&O Nedlloyd B.V. (with the exception of one share in P&O Nedlloyd which is to be retained by P&O and which we will have the option to acquire for no consideration).

The consideration for the PONL Acquisition consists of (i) approximately €215 million in cash and (ii) new Nedlloyd shares (the "Acquisition Shares") which will represent 25 per cent. of our ordinary shares outstanding after completion of the Offering and the issue of the Acquisition Shares to P&O. We intend to fund the cash consideration, in part, from the net proceeds of the Offering, with the balance being paid from existing cash resources.

The Offering is underwritten by ABN AMRO Bank N.V. and J.P. Morgan Securities Ltd (the "Joint Global Coordinators") pursuant to an underwriting agreement dated 2 February 2004 (as amended 5 March 2004) (the "Underwriting Agreement"). Pursuant to the Underwriting Agreement, the maximum number of shares to be issued pursuant to the Offering is 11 million. The principal terms of the Offering, including the actual number of shares to be issued and the issue price, will be announced prior to the launch of the Offering.

The Underwriting Agreement provides that the obligations of the Joint Global Coordinators are subject to customary conditions precedent. The Underwriting Agreement also provides that the Joint Global Coordinators may terminate the Underwriting Agreement upon the occurrence of certain circumstances. In addition, the Joint Global Coordinators have the right to terminate the Underwriting Agreement if the Offering has not been settled by 14 May 2004. If any or all of these conditions are not met or waived, the Offering will be withdrawn and the PONL Acquisition will not be completed.

The PONL Acquisition is also subject to the satisfaction of certain other conditions, including approval by our shareholders, the stockholders of P&O and certain competition authorities.

For further details of the PONL Acquisition, see "The PONL Acquisition".

RISK FACTORS

You should carefully consider the risks described below when evaluating us. Nevertheless, the risks and uncertainties described below are not the only ones we and P&O Nedlloyd face; additional risks and uncertainties not known to us and P&O Nedlloyd at present or that we and P&O Nedlloyd currently deem immaterial may also impair our and P&O Nedlloyd's financial condition and results of operations and/or adversely affect the price of our shares.

Risks relating to the container shipping industry

The cyclical nature of the container shipping industry could have an adverse effect on P&O Nedlloyd's business.

The container shipping industry has historically exhibited highly cyclical economic performance, experiencing high volatility in freight rates, charter rates, vessel values and profitability, primarily due to fluctuations in the demand for container shipping services and the global supply of capacity. Changes in the demand for container shipping (particularly, in the case of P&O Nedlloyd, in the United States, China and Europe) are difficult to predict and are generally beyond P&O Nedlloyd's control. Demand is influenced by, among other factors, global and regional economic conditions, currency exchange rates, the shift in manufacturing from the Western Hemisphere to the Far East, fluctuations in the levels of global and regional trade and output, changes in the regulatory regimes governing ships and container shipping and changes in shipping patterns. The global supply of capacity is determined by the number of ships in the world fleet, their deployment, the delivery of new ships, the conversion of ships to other uses and the retirement of older ships. Historically, carriers have responded to periods of high demand and increasing freight rates by investing in vessels and containers to increase their capacity, as has occurred in the past few years. These investments eventually drive freight rates down as newly available capacity catches up with demand. Decreases in the demand for container shipping services or increases in the supply of capacity could lead to significantly lower freight rates, reduced volume or a combination of the two, which could have a material adverse effect on P&O Nedlloyd's financial condition and results of operations.

The container shipping industry is highly competitive.

The container shipping business is highly competitive. The industry is fragmented among many global, regional and local carriers. Generally, P&O Nedlloyd does not have exclusive agreements with its customers. Competition with other carriers is primarily on a route-by-route, and not a global, basis. There are few competitive restraints for container carriers wishing to enter or expand their presence in a regional market or on a particular route. With the current degree of fragmentation and overlap among carriers in the market, any of P&O Nedlloyd's many competitors or one or more new entrants may choose to establish services on the same routes as P&O Nedlloyd's established services and attempt to undercut its freight rates on those routes.

The container shipping industry has experienced consolidation in the past decade. P&O Nedlloyd's competitors may have or gain greater financial resources. If further consolidation in the industry occurs, P&O Nedlloyd's competitors could achieve greater economies of scale and market strength, allowing them to undercut P&O Nedlloyd's freight rates across one or more of the major markets in which P&O Nedlloyd operates and to gain a competitive advantage over P&O Nedlloyd.

The competitive nature of the market, and any future consolidation, may have a material adverse effect on P&O Nedlloyd's financial condition and results of operations.

Fluctuations in ship charter rates may adversely affect P&O Nedlloyd and its results of operations.

A ship charter is the lease of a ship, usually for a specified period of time. As at 31 December 2003, 59 per cent. of P&O Nedlloyd's ship fleet capacity was held under long-term charters, with a minimum term of two years, and 14 per cent. of its fleet capacity was held under short-term charters. Ship charter rates typically rise when there is greater demand in the market. If ship charter rates increase materially, P&O Nedlloyd may face higher operating costs on the chartered portion of its fleet

and may not be able to recover such higher operating costs through offsetting increases in freight rates. This could have a material adverse effect on P&O Nedlloyd's financial condition and results of operations.

The time that elapses between ordering and taking delivery of new vessels exposes P&O Nedlloyd to market fluctuations in the container shipping industry.

Orders for new vessels, whether to be owned or held under charter arrangements, must currently be placed at least two years in advance. There is therefore an inherent risk for shipping companies of either ordering too much or too little vessel capacity. If too little vessel capacity is ordered, then shipping companies must address the shortfall through the charter market, most likely at high rates, or forgo available business opportunities. If too much vessel capacity is ordered, it may not be possible to use available capacity profitably. Either scenario could have a material adverse effect on P&O Nedlloyd's financial condition or results of operations.

Increases in bunker prices may significantly increase P&O Nedlloyd's net operating costs.

In 2003, bunker (or fuel oil) purchases accounted for 11 per cent. of P&O Nedlloyd's net operating costs. Increases in bunker prices are subject to many economic and political factors that are beyond P&O Nedlloyd's control, including political instability in oil-producing regions, as well as changes in regulation (such as proposed legislation concerning the sulphur content of fuels, as discussed in "Regulatory Matters—Environmental Regulations"). An increase in the cost of bunkers could increase P&O Nedlloyd's net operating costs. To the extent that P&O Nedlloyd has not hedged its exposure to such increase or to the extent that it is unable to recover such increase from customers (whether through an increase in freight rates or otherwise), increases in bunker prices will have a material adverse effect on P&O Nedlloyd's financial condition and results of operations.

Political, economic and other risks in the markets in which P&O Nedlloyd has operations may cause serious disruptions to its business.

P&O Nedlloyd operates in various countries around the world, including emerging markets, and is exposed to risks of political unrest, war and economic and other forms of instability, which can result in disruption to P&O Nedlloyd's or its customers' business and seizure of, or damage to, P&O Nedlloyd's assets or the assets which it leases and charters. These events could also cause the partial or complete closure of particular ports and sea passages, such as the Suez or Panama canals, potentially resulting in higher costs, vessel delays and cancellations on some of P&O Nedlloyd's services. Furthermore, these events could lead to reductions in, or in the growth rate of, world trade, which could reduce demand for P&O Nedlloyd's services. Any of these events could have a material adverse effect on P&O Nedlloyd's financial condition and results of operations.

Changes in antitrust immunities for liner conferences may have a negative effect on P&O Nedlloyd.

P&O Nedlloyd participates in "liner conferences" and other price related agreements in most trades that it serves. These agreements are made among competing shipping lines that may, among other things, agree on or suggest rates, charges and conditions of service, including surcharge rates with respect to bunker prices, currency exchange rates and war risk insurance. These agreements are exempted from antitrust legislation in many countries (provided certain conditions are fulfilled). See "Regulatory Matters—Maritime Regulations". However, legislative developments and judgments, in particular in the European Union, have indicated that authorities are considering limiting the extent and availability of these exemptions. On 27 March 2003, the European Commission published a Consultation Paper that raised questions as to the continued necessity for, and economic justifications behind, the exemption put in place by Regulation 4056/86, indicating that these exemptions may soon be revised or eliminated. The consultation process is still in progress. The elimination or further narrowing of any of these antitrust exemptions could materially increase volatility in rates and/or make it more difficult for P&O Nedlloyd to implement and maintain rate increases, and could therefore have a material adverse effect on P&O Nedlloyd's financial condition and results of operations.

More thorough monitoring and inspection procedures aimed at preventing terrorist attacks could increase P&O Nedlloyd's costs and cause disruptions to its business.

The international container shipping industry is subject to various security and customs monitoring and inspection procedures in the countries of origin and destination, as well as at transhipment points. Such procedures can result in the seizure of containers or their contents, delays in the loading, offloading, transhipment or delivery of containers and the levying of charges, fines or other penalties against exporters, importers and, in some cases, carriers.

On 2 December 2002, in response to a growing concern about terrorist attacks, the U.S. Customs Service implemented a new "Advance Manifest Rule" designed to screen cargo before it is shipped through, or unloaded in, U.S. ports. The regulation requires carriers to submit documentation regarding the shippers and a vessel's cargo at least 24 hours before vessel departure from each foreign port of loading and prescribes penalties for carriers that fail to do so. P&O Nedlloyd has adopted tariff rules apportioning liability to shippers who fail to provide timely information and imposing a surcharge on cargo travelling to or through the United States to reflect the increased costs of compliance under this cargo and shipper monitoring programme. However, the U.S. monitoring programme may also be followed by the implementation of similar or more intrusive and costly monitoring and inspection regulations in other countries in which P&O Nedlloyd operates, such as member states of the European Union. We cannot assure you that P&O Nedlloyd will be able to impose further surcharges, or otherwise be able to recover the increased costs incurred due to such measures.

In response to the terrorist attacks of 11 September 2001 and the perceived risks to ships from terrorist activities, the International Maritime Organisation ("IMO") has developed the International Ship and Port Facility Security Code ("ISPS"). In general, the regulations and the code will come into force from 1 July 2004. Compliance by P&O Nedlloyd and other container shipping companies will entail ship modifications, staff training, auditing of vessels and preparation of security plans followed by approval of the documentation by the relevant flag-state. P&O Nedlloyd is actively working with regulatory bodies, training organisations and the management of port facilities where calls are made to ensure compliance in good time before the regulations enter into force. In the United States, the U.S. Coast Guard has published similar regulations which are already partially in effect which require vessel security plans and port security plans. P&O Nedlloyd has filed the required plans with the U.S. Coast Guard in a timely manner. The U.S. Coast Guard will begin enforcing compliance with these plans on 1 July 2004. The U.S. Coast Guard is co-operating with the IMO so that the regulations have some uniformity on an international basis. Despite these efforts, because P&O Nedlloyd transports cargo on vessels which it does not operate itself (via its various co-operation agreements), and through ports in which it exercises little or no influence, it may be exposed to costs and business interruption under the ISPS Code or liability or enforcement under U.S. Coast Guard regulations if another container shipping company, or port operator, or any other entity covered by the regulations with whom P&O Nedlloyd conducts business, fails to comply with ISPS or U.S. Coast Guard regulations.

Any additional costs and delays imposed by existing or new monitoring and inspection programmes aimed at preventing terrorist attacks could have a material adverse effect on P&O Nedlloyd's financial condition and results of operations. See "Regulatory Matters—Maritime Regulations".

P&O Nedlloyd could face substantial liability if it fails to comply with existing regulations, and may be adversely affected by changes in those regulations.

As a container carrier, P&O Nedlloyd is subject to a wide variety of international, national and local laws, regulations and agreements relating to shipping operations. See "Regulatory Matters—Maritime Regulations". P&O Nedlloyd could face substantial liability for penalties, fines and damages if it fails to comply with any of these laws, regulations and agreements. In addition, P&O Nedlloyd is required by various governmental bodies to obtain permits and licenses required for the operation of its business. See "Regulatory Matters—Permits and Authorisations". These permits may become costly or impossible to obtain or renew. Further, additional laws and regulations, or additional requirements to obtain permits or authorisations, may come into force which could have a material adverse effect on P&O Nedlloyd's financial condition and results of operations.

P&O Nedlloyd may also incur substantial costs in order to comply with existing and future environmental and health and safety requirements, including, among others, obligations relating to air

emissions, maintenance and inspection, development and implementation of emergency procedures and insurance coverage. For example, legislation concerning the sulphur content of fuels is currently being discussed and may come into effect this year. In addition, European Union legislation is expected that will require carriers to re-paint the hulls of their vessels with more environmentally friendly paint. The costs of these expected changes in legislation are not certain at this time, but may be significant.

P&O Nedlloyd could also face substantial liability for penalties, fines, damages and remediation costs associated with hazardous substance spills or other discharges into the environment involving its shipping operations under environmental laws and regulations.

Any such costs as described above could have a material adverse effect on its financial condition and results of operations.

Labour disturbances could disrupt P&O Nedlloyd's business.

As at 31 December 2003, P&O Nedlloyd employed 12,109 employees globally. Labour in the container shipping industry in some of the jurisdictions in which P&O Nedlloyd operates is organised for collective bargaining by trade unions, including trade unions for sea staff. Future industrial action, or the threat of future industrial action, by labour unions (whether in response to any future efforts by P&O Nedlloyd's management to reduce labour costs, restrain wage increases, modify work practices or otherwise) could constrain P&O Nedlloyd's ability to carry out any such efforts disrupt P&O Nedlloyd's business and could have a material adverse effect on its financial condition and results of operations.

P&O Nedlloyd's operations also depend on stevedores and other workers employed by third parties at the ports at which its ships call. Industrial action or other labour unrest with respect to outside labour providers could prevent P&O Nedlloyd from carrying out certain of its operations and could have a material adverse effect on its financial condition and results of operations.

Risks relating to P&O Nedlloyd

There can be no assurance that P&O Nedlloyd will be able to successfully execute its strategy.

A key element of P&O Nedlloyd's strategy is to enhance its operational and financial performance. P&O Nedlloyd sees enhancing its operational and financial performance as a pre-requisite to the further development of its business. In addition to cost savings already achieved, P&O Nedlloyd will target further cost savings as well as seeking to improve yield management and enhance the quality of service it delivers to customers. See "Strategy of P&O Nedlloyd" and "Business—P&O Nedlloyd—Business Management and Information Systems". There can be no assurance that P&O Nedlloyd will be able to successfully execute this strategy.

P&O Nedlloyd's strategy requires management, in particular, to focus on improving operational efficiency in order to reduce costs. To achieve this without detriment to the quality of its customer service will require careful management throughout the P&O Nedlloyd organisation. As part of its strategy to achieve its goals, P&O Nedlloyd has been investing, and will continue to invest, in developing its business management and information system, Focus, at an expected total cost of approximately $170 million over a five year period ending in 2005. The implementation of Focus has required, and will continue to require, significant time, management expertise and other valuable resources.

A failure by P&O Nedlloyd to successfully execute its strategy, including the remaining stages of the roll-out of Focus across the organisation, could have a material adverse effect on P&O Nedlloyd's financial condition and results of operations.

There can be no assurance that P&O Nedlloyd will be able to successfully complete the implementation of Focus.

The implementation of Focus is not yet complete, and there is no guarantee that, if and when implementation is complete, the system will be as effective as P&O Nedlloyd expects it to be, in particular with regard to improved operational efficiencies. Any inadequate functioning of the Focus system could undermine P&O Nedlloyd's ability to provide the required service levels, result in a shortage of management information and may lead to increases in cost. This could have a material adverse effect on P&O Nedlloyd's financial condition and results of operations.

The Grand Alliance may be disbanded, or may not continue to operate as effectively as it does currently.

As described in "Business—P&O Nedlloyd—Services", P&O Nedlloyd is a member of the Grand Alliance, a group of lines co-operating in the East/West trades. Approximately half of P&O Nedlloyd's volumes shipped is currently carried on services operated by the Grand Alliance. The Grand Alliance can be terminated upon six months' notice by any one member, which could lead to any member or members being excluded from any new alliance formed after that period. Any future consolidation in the container shipping industry may include one or more of P&O Nedlloyd's partners in the Grand Alliance, or P&O Nedlloyd itself, and could lead to changes in the membership and structure of the Grand Alliance, or lead to its termination. As a key member of the Grand Alliance, P&O Nedlloyd does not believe that it is likely to be removed from it. If, however, P&O Nedlloyd was removed from the Grand Alliance, or if the Grand Alliance was weakened for other reasons, this could have a material adverse effect on P&O Nedlloyd's financial condition and results of operations.

P&O Nedlloyd may face liabilities arising out of pension schemes in which it participates.

P&O Nedlloyd participates in a number of defined benefit and defined contribution pension schemes throughout the world for its employees. The principal schemes as at 31 December 2003 were a scheme operated by P&O in the United Kingdom (the "P&O Scheme"), the Nedlloyd pension fund, a scheme for seafarers in The Netherlands, and two industry wide pension schemes in the United Kingdom (the merchant navy officers' pension fund ("MNOPF") and the merchant navy ratings' pension fund ("MNRPF")). Some of these schemes are in surplus, and some in deficit. For example, under FRS 17 as at 31 December 2003 P&O Nedlloyd's share of the deficit in the P&O Scheme (which has been closed to new members as from 1 January 2002) was $219 million. P&O Nedlloyd has been allocated 38.5 per cent. of the deficit in the P&O Scheme by the scheme's trustee. For funding purposes, a formal actuarial valuation of the P&O Scheme is periodically carried out by qualified actuaries. The latest valuation of the P&O Scheme was carried out on 1 April 2003, using the projected unit method. At this date, the market value of the P&O Scheme's assets was $1,571 million and the deficit was $215 million, giving a funding ratio of 86.3 per cent. P&O Nedlloyd's share of this deficit is $83 million.

P&O Nedlloyd does not believe that any deficits that currently exist in any such schemes are such as would have a material adverse effect on its financial condition and results of operations. However, developments in interest rates, the financial markets or other matters outside P&O Nedlloyd's control may have a material adverse effect on the assets of these and other schemes in which P&O Nedlloyd participates, and consequently may lead to a requirement for P&O Nedlloyd to make provisions in its financial statements and to make payments to these schemes in excess of what is currently envisaged.

P&O Nedlloyd, under the terms of certain of the schemes in which it participates (including the P&O Scheme, the MNOPF and the MNRPF), is jointly and severally liable if any other participant fails to meet its obligations under the relevant scheme. In this regard, as part of the PONL Acquisition, we have provided a guarantee to P&O of P&O Nedlloyd's obligations under the P&O Scheme, and P&O has provided a guarantee to P&O Nedlloyd and us of the obligations of P&O group companies under the P&O Scheme. In the event of a failure by one or more other members to meet their obligations under the various pension schemes in which P&O Nedlloyd participates, this could have a material adverse effect on P&O Nedlloyd's financial condition and results of operations. See "The PONL Acquisition — Pensions".

For further details in relation to pension schemes in which P&O Nedlloyd participates, see note 23 to its financial statements set out in "Index to Financial Statements".

Changes in applicable law, including tax law, could have a material adverse effect on P&O Nedlloyd's financing arrangements.

P&O Nedlloyd holds many of the vessels that it operates, as well as other assets, through a variety of leasing and charter structures that have been designed and implemented, *inter alia*, to take advantage of favourable tax treatment that those structures receive in certain jurisdictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—P&O Nedlloyd—Vessel Financing Structures". Specifically, many such leasing and charter arrangements entered into by P&O Nedlloyd were designed to obtain competitive financing costs for P&O Nedlloyd, and sometimes to obtain treatment as operating leases for accounting purposes. The payments

payable under such lease transactions are variable (both upwards and downwards) and are contingent on, *inter alia*, the tax position of the relevant lessor and possible changes in tax law. For example, payment obligations may be increased if a lessor's entitlement to claim capital allowances (tax depreciation) are reduced or denied. The availability of capital allowances may not be confirmed until some years after the closing of the relevant transaction, pending finalisation of the tax affairs of the lessors.

There is some uncertainty in the U.K. lease market at the moment as a result of the case of *Barclays Mercantile Business Finance Ltd v Mawson (Inspector of Taxes)* in connection with the claiming of capital allowances in respect of certain leasing structures. This uncertainty was particularly acute when, in the United Kingdom, the Special Commissioners and the High Court found in favour of the U.K. tax authorities and denied the lessor capital allowances. These decisions were overturned by the Court of Appeal but the case is subject to further appeal to the House of Lords. This appeal is not expected to be heard until October 2004. This uncertainty means that some of P&O Nedlloyd's leasing transactions may still be subject to possible future challenge.

If any changes in corporation tax or capital allowance (tax depreciation) rates were to occur, or any tax or other law applicable to any of these structures were to change, or if any relevant authorities were to change their interpretation of such laws or the applicable regulatory regimes, P&O Nedlloyd may no longer be able to take advantage of the benefits such structures were meant to capture, and could face increased payment obligations, which could have a material adverse effect on P&O Nedlloyd's financial condition and results of operations.

In addition, as well as tax assumptions, the amounts payable under the leasing arrangements are subject to various financial and accounting assumptions. If any of these assumptions were to change, or to be successfully challenged by a relevant competent authority, P&O Nedlloyd might no longer be able to take advantage of the benefits such structures were meant to capture, may be required to reverse the benefits previously accounted for, and could face increased payment obligations, any of which could have a material adverse effect on P&O Nedlloyd's financial condition and results of operations.

If P&O Nedlloyd becomes unable to participate in the tonnage tax regimes in the United Kingdom and The Netherlands, this could have a material adverse effect on its financial condition and results of operations.

P&O Nedlloyd has elected to join the tonnage tax regimes in the United Kingdom and The Netherlands. Under the tonnage tax regimes in the United Kingdom and The Netherlands, P&O Nedlloyd's corporate income tax liability in respect of its ocean shipping activities is calculated by reference to the tonnage of the ships in the relevant fleet, rather than actual income earned. Therefore, under tonnage tax, tax expense varies with the tonnage of the fleet, rather than with the profitability of the business. P&O Nedlloyd has elected to participate in the United Kingdom tonnage tax regime until 2011, and in the Dutch tonnage tax regime until 2005. In order to remain within these tonnage tax regimes, P&O Nedlloyd is required among other things to own or hold on bareboat charter a minimum proportion of its vessels. Following completion of the German vessel financing transactions described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—P&O Nedlloyd—Vessel Financing Structures", the proportion of vessels it owns and holds on bareboat charter will reduce. P&O Nedlloyd is currently in discussion with the tax authorities in The Netherlands concerning its continued eligibility for the Dutch tonnage tax regime following completion of the German vessel financing transaction. Any inability of P&O Nedlloyd to continue to participate in the tonnage tax regime in the United Kingdom or The Netherlands could increase its tax liability depending on its future income and, as such, could have a material adverse effect on its financial condition and results of operations.

The European Commission may take account of P&O's port interests when assessing future terminal investments by P&O Nedlloyd.

A filing has been submitted to the European Commission seeking clearance for the PONL Acquisition. It is not yet clear whether the completion of the PONL Acquisition will be deemed to give P&O control of us for EU competition purposes. The test of control for such purposes takes into account historical shareholder attendance at our general meetings, and so is not based on actual

control of a majority of our issued shares or voting rights. If the European Commission takes the view that P&O does have such deemed control by virtue of its shareholding in us after completion of the PONL Acquisition, the European Commission would take into account P&O's market position (as well as our own) in assessing any of our future transactions which it has jurisdiction to review under EU competition law. As P&O has a number of interests in ports, these could be taken into account by the European Commission in assessing whether to approve any investments by P&O Nedlloyd in terminals in Europe.

P&O Nedlloyd may not be fully protected from certain liabilities under its insurance coverage, and its insurance premiums may increase.

The operation of large ocean-going vessels and the use of the heavy equipment necessary to load and prepare those vessels for transit involve inherent risks, including those of catastrophic loss, leaks or spills, personal injury and loss of life, maritime disaster, mechanical failure, fire, collision, stranding, spills and loss of, or damage to, cargo. In addition to losses caused by errors and accidents, P&O Nedlloyd may also be subject to losses resulting from, among other things, war, terrorist activities, business interruption and weather events. Any of these events could result in P&O Nedlloyd experiencing direct and/or indirect losses and liabilities, loss of income, increased costs and reputational damage. There can be no certainty that the insurance policies that P&O Nedlloyd carries would be sufficient to cover the cost of damages suffered from these types of event or that P&O Nedlloyd will be able to renew its insurance on commercially reasonable terms.

It is not practical for P&O Nedlloyd to inspect all of its freight comprehensively to guarantee the safety and security of workers and the products being shipped. Hence, P&O Nedlloyd cannot fully protect its containers and related equipment from breaches in security and acts of terrorism, and it cannot be certain that it will be fully insured for the losses it may suffer from such acts. More stringent environmental and other regulations may also come into force, expanding the liability P&O Nedlloyd faces in its operations, and insurance against this new degree of risk may not be available at commercially reasonable rates, if at all. If P&O Nedlloyd's insurance is insufficient to cover these claims and liabilities, it could have a material adverse effect on P&O Nedlloyd's financial condition and results of operations. See "Business—Insurance".

As is common in the shipping industry, P&O Nedlloyd group companies are subject to asbestos-related claims from sea staff from time to time. While the level of such claims is not currently material, it is possible that further claims may be made in the future. If P&O Nedlloyd is unable to recover under applicable insurance policies, which typically date back many years, such claims may have a material adverse effect on P&O Nedlloyd's financial condition and results of operations.

The adoption of International Financial Reporting Standards may have a material adverse effect on P&O Nedlloyd's financial condition and results of operations.

P&O Nedlloyd prepares its financial statements in accordance with U.K. GAAP. With effect from 1 January 2005, P&O Nedlloyd will prepare its financial statements in accordance with IFRS. IFRS and U.K. differ from each other in certain material respects. P&O Nedlloyd is currently assessing the impact which the full adoption of IFRS might have on it, which will be dependent on many factors, including future events, and as such is uncertain. The adoption of IFRS may have a material impact on the manner in which P&O Nedlloyd accounts for a number of important financial items. P&O Nedlloyd believes that three key areas of IFRS that will be relevant for it are in relation to leases, hedging activities and pensions. At this stage, however, IFRS relating to leasing and hedging arrangements remains under discussion by the relevant parties. Based on circumstances as at the date hereof, the application of IFRS in relation to pensions would result in the inclusion of a significantly greater deficit in P&O Nedlloyd's financial statements. The adoption of IFRS may also lead to changes in the application of financial covenants which P&O Nedlloyd has made in some of its funding arrangements.

Fluctuations in currency exchange rates and bunker prices could have a material adverse effect on P&O Nedlloyd's financial condition and results of operations.

P&O Nedlloyd is exposed to currency exchange rate risks and risks arising from movements in bunker price. It has two main categories of exchange rate risk: risk arising from the fact that its revenues and costs in each currency in which it does business are not matched, and risk arising from the translation of its non-U.S. dollar based assets and liabilities into U.S. dollars for inclusion in its

balance sheet. P&O Nedlloyd is also exposed to risks arising from movements in bunker prices as a result of the fact that its purchases of bunkers do not take place at the same time as the related contracts with its customers are agreed.

P&O Nedlloyd's potential exposure to movement in exchange rates and the price of bunkers is significant. P&O Nedlloyd's policy is to hedge part of this exposure. It uses both forwards and collars in this regard. There can be no assurance, however, that its hedging activities will be successful. In addition, when P&O Nedlloyd uses hedging instruments, it is subject to credit risk in the event that a counterparty to one of its hedging transactions defaults on an obligation.

As such, movements in currency exchange rates and the price of bunkers could have a material adverse effect on P&O Nedlloyd's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—P&O Nedlloyd—Factors Affecting Results of Operations of P&O Nedlloyd—Market-related factors".

Risks relating to Martinair

Our fifty per cent. interest in Martinair, a company over which we exercise no operational control, exposes us to the risks of the passenger and cargo airline industries.

The financial condition and results of operations of Martinair are affected by all the market and industry factors commonly associated with the passenger and cargo segments of the airline industry. Among others, these include the costs of complying with various environmental, antitrust and other regulatory matters, price and exchange rate volatility, particularly in relation to the purchase and consumption of jet fuel, demand for airline services in both the passenger and cargo markets, the risk of accidents, particularly any accident involving the loss of life, and any issues relating to the provision of adequate insurance, including to help cope with the threat of terrorism. In addition, Martinair operates in a highly competitive industry, in which it is difficult to achieve profitable returns. Each of these, and other, market and industry factors pose risks to Martinair's financial condition, and its ability to continue to operate successfully, which could have a material adverse effect on Martinair's and our financial condition and results of operations. This risk to us is compounded by the fact that we exercise no operational control over Martinair.

Martinair may be unable to gain or retain the permits, slots and other authorisations it requires to run its business profitably.

Martinair requires a range of permits and other authorisations, as well as slots at relevant airports, to operate its business. The permits must be renewed from time to time. In addition, if Martinair wishes to expand its business to new destinations, it must obtain the required permit(s) before it may do so. The allocation of slots is typically carried out at a state level, and Martinair has limited influence over this process. Any failure to gain or retain the permits, slots and other authorisations required for its business would have a material adverse effect on Martinair's financial condition and results of operations.

We may be unable to dispose of our interest in Martinair.

We consider our interest in Martinair to be non-core, and we have publicly stated our intention to dispose of it. We continue to seek opportunities to effect such disposal. We cannot assure you that we will be able to dispose of our interest in Martinair in a timeframe that we would like, or of the terms that we will be able to achieve.

We may face additional exposure to P&O relating to the PONL Acquisition if we are unable to dispose of our interest in Martinair, or if we are only able to do so at a price that is less than we would like.

Pursuant to the terms of the PONL Acquisition, if we sell our interest in Martinair within two years of the completion of the PONL Acquisition, then we will be obliged to pay to P&O one-third of the amount by which the proceeds of the sale are less than €100 million. Further, if we have not sold our interest in Martinair by the second anniversary of the PONL Acquisition, then we will be obliged to pay to P&O one-third of the amount by which the value of our interest in Martinair as determined at that time is less than €100 million, subject to certain adjustments. See "The PONL Acquisition". If either of these two scenarios were to occur, it could have a material adverse effect on our financial condition and results of operations.

Risks relating to Koninklijke Nedlloyd

We may be subject to liabilities arising out of sales of businesses.

Since 1 January 1999, we have sold five businesses, for an aggregate consideration of approximately €705 million. The sales of these businesses and other disposals made prior to that date may give rise to claims against us under the related contracts of sale and purchase, particularly in relation to breaches of warranty. Any such claim(s) could have a material adverse effect on our financial condition and results of operations.

The application of U.K. GAAP and the adoption of International Financial Reporting Standards may have a material adverse effect on our financial condition and results of operations.

As described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Presentation of Financial Information", we currently prepare our financial statements in accordance with Dutch GAAP. Following the PONL Acquisition, we will use U.K. GAAP as the primary basis for our financial reporting. Assuming the PONL Acquisition is completed in the second quarter of 2004, our quarterly interim financial information will be prepared in accordance with U.K. GAAP with effect from the second quarter of 2004. In our interim financial reports, we will also report our net result and shareholders' equity in accordance with Dutch GAAP.

Our primary financial statements for the year ending 31 December 2004 will be prepared in accordance with U.K. GAAP. In addition to the U.K. GAAP financial statements, Dutch GAAP financial statements will also be provided. For purpose of Dutch corporate law, our company balance sheet under Dutch GAAP is determinative of the amount (if any) available for distribution to shareholders.

For accounting periods commencing as from 1 January 2005, we will publish our financial statements in accordance with IFRS.

IFRS and U.K. GAAP differ in certain material respects from Dutch GAAP and each other, including in relation to the manner in which we account for our interest in Martinair. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Presentation of Financial Information" and "Summary of Significant Differences between (1) Dutch GAAP and U.S. GAAP, (2) U.K. GAAP and U.S. GAAP and (3) Dutch GAAP and U.K. GAAP".

We are currently assessing the impact which the full adoption of IFRS might have on us, which will be dependent on many factors, including future events, and as such is uncertain. The adoption of IFRS may have a material impact on the manner in which we account for a number of important financial items.

THE PONL ACQUISITION

Summary of the transaction

As announced on 2 February 2004, we have reached agreement with P&O to acquire P&O's 50 per cent. shareholding in P&O Nedlloyd and its shares in P&O Nedlloyd B.V. (with the exception of one share in P&O Nedlloyd which is to be retained by P&O which we will have the right to acquire for no consideration).

The consideration for the acquisition consists of (i) approximately €215 million in cash and (ii) the Acquisition Shares. We intend to fund the cash consideration, in part, from the net proceeds of the Offering with the balance being paid from existing cash resources.

The Offering is underwritten pursuant to the Underwriting Agreement. Pursuant to the Underwriting Agreement, the maximum number of shares to be issued pursuant to the Offering is 11 million. The principal terms of the Offering, including the actual number of shares to be issued and the issue price, will be announced prior to the launch of the Offering.

The Underwriting Agreement provides that the obligations of the Joint Global Coordinators are subject to customary conditions precedent. The Underwriting Agreement also provides that the Joint Global Coordinators may terminate the Underwriting Agreement upon the occurrence of certain circumstances. In addition, the Joint Global Coordinators have the right to terminate the Underwriting Agreement if the Offering has not been settled by 14 May 2004. If any or all of the conditions referred to above are not met or waived, the Offering will be withdrawn and the PONL Acquisition will not be completed.

In addition, the PONL Acquisition is subject to the satisfaction of certain conditions, including approval by our shareholders, the stockholders of P&O and certain competition authorities.

A number of preliminary approaches have been received in relation to P&O Nedlloyd over the last few years, including an approach since the announcement of the PONL Acquisition from a party outside our known shareholder group. We have carefully considered all such approaches together with our joint venture partner, P&O, with particular focus on the value and conditionality expressed in such approaches. We believe that the PONL Acquisition is in the best interests of our shareholders and our other stakeholders.

Principal terms of the PONL Acquisition

The PONL Acquisition is governed by the provisions of a Share Purchase and Contribution Agreement entered into between us and P&O on 2 February 2004 (the "Purchase Agreement"). The principal terms of the Purchase Agreement and other agreements and documents to be entered into or adopted pursuant to it are summarised below.

The Share Purchase and Contribution Agreement

Pursuant to the Purchase Agreement, P&O has conditionally agreed to sell, and we have conditionally agreed to acquire, P&O's 50 per cent. shareholding in P&O Nedlloyd and P&O's shareholding in P&O Nedlloyd B.V. (with the exception of one share in P&O Nedlloyd which is to be retained by P&O and which we will have the right to acquire for no consideration). We intend to be renamed Koninklijke P&O Nedlloyd N.V. on completion of the Purchase Agreement ("Completion").

Consideration

As consideration for the PONL Acquisition, P&O will receive approximately €215 million cash and the Acquisition Shares on Completion.

The cash consideration is also subject to the following adjustments:

(a) if we pay a dividend by reference to a record date between 2 February 2004 and the date of Completion (a "Dividend") for an aggregate amount of less than €21,323,270, the cash consideration will be reduced by an amount equal to one-third of the amount by which the aggregate Dividend (including any Dutch surtax or similar tax payable on such Dividend) is less than €21,323,270; or

(b) if a Dividend (including Dutch surtax or similar tax payable on such Dividend) is paid which exceeds €21,500,000, the cash consideration will be increased by an amount equal to one-third of the amount by which the aggregate Dividend (together with any Dutch surtax or similar tax payable on such Dividend) exceeds €21,500,000; or

(c) if no Dividend is paid, the cash consideration will be reduced by an amount equal to one-third of €21,323,270; or

(d) if we sell our 50 per cent. stake in Martinair before Completion, an adjustment will be made by an amount equal to one-third of the amount by which the proceeds of the sale (discounted back at an annual rate of 5 per cent. to reflect a present value at 31 December 2003) exceed, or are less than, €100 million (such adjustment leading to an upward adjustment to the cash consideration where the proceeds of the sale are less than €100 million, or to a downward adjustment to the cash consideration where such proceeds exceed €100 million); or

(e) if we sell our 50 per cent. stake in Martinair within the two years immediately following Completion, an adjustment will be made by an amount equal to one-third of the amount by which the proceeds of the sale (discounted back at an annual rate of 5 per cent. to reflect a present value at 31 December 2003) exceed, or are less than, €100 million (such adjustment leading to an upward adjustment to the cash consideration where the proceeds of the sale are less than €100 million, or to a downward adjustment to the cash consideration where such proceeds exceed €100 million); or

(f) if we have not sold our stake in Martinair by the second anniversary of Completion, an adjustment will be made by an amount equal to one-third of the amount by which the value of our stake in Martinair as determined at that time (the "Valuation") exceeds, or is less than, €100 million subject to certain limits (such adjustment leading to an upward adjustment to the cash consideration where the valuation or our stake in Martinair is less than €100 million, or to a downward adjustment to the cash consideration where such valuation exceeds €100 million). The Valuation shall not exceed 50 per cent of the book value of the net assets of Martinair as stated in its accounts for the financial year ended 31 December 2002 plus or minus retained profits or losses for 2003-2005 with the resulting total discounted by 25 per cent. and then discounted back at an annual rate of 5 per cent. to reflect a present value at 31 December 2003. The Valuation shall be agreed by us and P&O or, failing such agreement, shall be determined by an independent valuer; or

(g) if we sell our stake in Martinair, an upward adjustment will be made to the cash consideration equal to one-third of the amount of our estimated exposure to warranty and indemnity claims arising from the sale of our stake in Martinair (the "Estimate"). Such Estimate would be made on the earlier of (i) the expiry date of the first time limit for bringing any warranty claims under the relevant sale and purchase agreement relating to the sale of our stake in Martinair, or (ii) the third anniversary of the date of such sale and purchase agreement. The Estimate shall be agreed between us and P&O or, failing such agreement, shall be determined by an independent accountant.

Other than the book value cap referred to in paragraph (f) above, the adjustments are not subject to any limits.

Conditions to Completion

Completion of the Purchase Agreement is subject to satisfaction of, among other things, the following conditions:

(i) approval by the stockholders of P&O;

(ii) approval by our shareholders;

(iii) completion of the Offering;

(iv) admission to listing on Euronext Amsterdam of the shares to be issued in the Offering and the Acquisition Shares;

(v) if required, approval of the PONL Acquisition by the European Commission, the German, and the South African competition authorities; and

(vi) adoption of the New Articles of Association (as defined below).

It is expected that the Purchase Agreement will be completed immediately following the completion of the Offering.

Termination

We or P&O will be entitled to terminate the Purchase Agreement if any of the conditions precedent (other than the listing of the shares to be issued in the Offering and the Acquisition Shares or the receipt by us of the Offering proceeds) are not satisfied or waived on or before 28 April 2004, save as expressly provided.

Either we or P&O will be entitled to terminate the Purchase Agreement if the other party fails to comply with any material Completion obligation set out in the Purchase Agreement by the date set for deferred Completion (which shall not be later than (i) 20 business days after the date of notification of deferred Completion or (ii) 16 April 2004 or such later date as the Offering may close). The Completion obligations set out in the Purchase Agreement include payment of the cash consideration to P&O, the issue of the Acquisition Shares to P&O and the execution of related agreements.

Warranties and indemnity

Under the Purchase Agreement, we and P&O have each given only limited warranties, including warranties concerning our authority and capacity to enter into the Purchase Agreement and the ownership of the shares that are the subject of the PONL Acquisition. We have also given warranties concerning our ownership of, and financial obligations in respect of, Martinair. P&O has indemnified us and our subsidiaries against any liability to make contributions to the P&O Scheme which are payable by members of P&O's group. See "—Pensions" below.

Pensions

P&O Nedlloyd is a participating employer in the P&O Scheme. The P&O Scheme is a defined benefit occupational pension scheme for U.K. employees. As at 1 April 2003, the effective date of the most recent actuarial valuation carried out for funding purposes, the P&O Scheme had assets of £996 million and liabilities of £1,154 million, and hence a deficit on the ongoing funding basis of £158 million.

In addition to contributions for ongoing benefit accrual, payments totalling £20 million per annum are being made to the P&O Scheme in respect of the funding deficit. Of these payments, £7.7 million per annum, representing 38.5 per cent. of the total, is being paid by P&O Nedlloyd.

Following the PONL Acquisition, it is expected that P&O Nedlloyd will continue as a participating employer in the P&O Scheme, paying regular contributions in respect of its employees that continue to accrue benefits within the scheme, and continuing to make payments in respect of the deficit. This continued participation requires approval from the U.K. tax authority.

Following the PONL Acquisition, we will guarantee the obligations of P&O Nedlloyd and its subsidiaries to the P&O Scheme. P&O has agreed that P&O Nedlloyd will not be jointly liable for any contributions payable by other members of the P&O group after Completion and has indemnified us and our subsidiaries against all liabilities incurred arising out of or in connection with any breach of this obligation.

For pension accounting purposes, both P&O and P&O Nedlloyd apply Statement of Standard Accounting Practice No. 24. This requires assumptions different to those used for funding purposes to be used for calculating the balance sheet and profit and loss figures. These assumptions, and the resultant accounting figures, are disclosed in P&O's and P&O Nedlloyd's financial statements.

If Financial Reporting Standard 17 would have been fully adopted, P&O Nedlloyd's share of $219 million in the deficit of the P&O Scheme would have been recognised in its balance sheet as at 31 December 2003. The underlying assumptions are disclosed in note 23 to the financial statements of P&O Nedlloyd. See "Index to Financial Statements."

Pre-Completion undertakings

Under the terms of the Purchase Agreement, we and P&O have each agreed to use reasonable endeavours to procure that each member of P&O Nedlloyd's group shall carry on its business in the usual and ordinary course prior to Completion, unless the parties agree otherwise in writing.

We have also accepted certain restrictions on the conduct of the business of our group during the period prior to Completion. These include undertakings relating to payment of dividends, issuing new classes of shares, entering into material acquisitions or disposals, entering into or varying certain material contracts, the creation of new indebtedness and the alteration of employees' terms of employment. Subject to these restrictions set out in the Purchase Agreement, we have undertaken that we shall, and will procure that each member of our group shall, carry on its business in the usual and ordinary course prior to Completion.

Dividends

We have undertaken not to declare any dividend (i) payable by reference to a record date which is before Completion, other than a single dividend that does not exceed one euro per ordinary share and €21,500,000 in aggregate, or (ii) which is payable by reference to a record date that falls within the 13 months immediately following Completion.

Restrictive covenants

The Purchase Agreement includes an obligation on P&O not to carry on, or be economically interested in, any business involving deep sea container shipping liner services (i.e. excluding feeder-ships operating in connection with P&O Group's ports) which is likely to be in competition with the business of any P&O Nedlloyd group company as now carried on, for two years after Completion. There are exemptions to this restriction including exemptions for:

(a) any activity which the P&O Group carries on at the date of the Purchase Agreement; and

(b) carrying on or being economically engaged in container shipping after we cease to carry on or be economically engaged in such activities.

The Purchase Agreement also contains a mutual restrictive covenant in relation to the recruitment of senior employees, covering a one year period from Completion.

The Relationship Agreement

The terms of the Relationship Agreement agreed between P&O and us sets out certain matters concerning P&O's shareholding in us following Completion. The Relationship Agreement is to be entered into at Completion.

Board of Directors

It is intended that, at Completion, we will have a one-tier board structure, with a board consisting of two Executive Directors (being the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO")) and seven Non-Executive Directors (the "Board"). Further details on the Board are set out in "Management". The Chairman of the Board will be appointed by a majority of the Board from the Non-Executive Directors and from Completion it is intended that Mr Andrew Land will chair the Board. Our CEO will be appointed by a majority of the Board and from Completion it is intended that Mr Philip Green will be the CEO.

—P&O nominated directors

P&O is entitled to nominate two of the seven Non-Executive Board members at Completion. It is proposed that, on Completion, Mr Nick Luff and Mr Robert Woods will be appointed as P&O's nominated Non-Executive Directors. P&O's right to continue to have two nominees on the Board depends on P&O's shareholding in us going forward. For the avoidance of doubt, P&O will not, under any circumstances, be entitled to nominate more than two Non-Executive Directors and all members of the Board other than the P&O nominated director(s) shall be independent of P&O.

If P&O sells any of its 25 per cent. shareholding in us or P&O's shareholding in us is diluted to less than 22.5 per cent. of our issued share capital (from time to time), it shall no longer be entitled to nominate two Non-Executive Directors. If, following such reduction in its proportionate holding in our share capital, P&O holds more than or equal to (i) 15 per cent. of our issued ordinary shares by

reference to the total number of ordinary shares in issue immediately following Completion, and (ii) 13.5 per cent. of our issued share capital (from time to time) then it shall be entitled to nominate only one Non-Executive Director. If P&O's proportionate holding in our share capital falls below (i) 15 per cent. of our issued ordinary shares by reference to the total number of ordinary shares in issue immediately following Completion, or (ii) 13.5 per cent. of our aggregate issued share capital (from time to time), P&O shall not be entitled to nominate any Non-Executive Directors.

Once P&O ceases to be entitled to nominate one or two Non-Executive Director(s), it will procure the resignation of the relevant director(s) as soon as practicable. The Relationship Agreement shall automatically terminate if P&O ceases to have the right to nominate any of our Non-Executive Directors. Save as set out in the next paragraph, any subsequent acquisition by P&O of our shares which results in P&O having a holding in our share capital above the levels referred to above shall not result in P&O re-establishing the right to nominate one or two Non-Executive Directors.

P&O will not lose its right to nominate Non-Executive Directors due to any dilution of its proportionate holding in our share capital following a non pre-emptive share issue provided that it acquires shares in the market within one month of being permitted to make such a purchase to increase the level of its shareholding back to the level at which it was before such dilution.

—Committees of the Board

From Completion, we and P&O will procure that our Board shall form a nomination committee, an audit committee, a remuneration committee, and, if applicable, a finance committee (in circumstances where no CFO has been appointed). Further details of these committees are set out in "Management—Nedlloyd board structure".

Share acquisitions

Subject to limited exceptions, P&O will not, nor will it make arrangements with any person to, acquire any further interests in our share capital, make an offer for all or any part of our share capital or undertake any similar transaction within two years of Completion.

Share disposals

P&O has agreed not to sell any of the Acquisition Shares for a period of six months following Completion.

—Off-market disposals

During the two years following Completion, P&O will not make any off-market sales of our shares to any third party who would have (or would seek to have) an interest in the share capital of the Company that would allow such third party (together with persons connected to such third party) to exercise more than 30 per cent. of the votes at our general meeting unless (i) such third party accepts the same restrictions as P&O in relation to the transfer of and voting rights relating to our shares, or (ii) such third party makes an offer for our entire issued share capital at a price which is the greater of (a) the price per share paid to P&O for such purchase, or (b) the amount of any other prevailing offer for our entire issued share capital.

—On-market disposals

Sales by P&O of our shares made through a regulated stock market shall, among other things, be notified to our Board in advance and take account of our Board's views on orderly market arrangements. Where practicable and reasonable, any sale by P&O of more than 10 per cent. of our issued share capital shall be effected through our broker.

The restrictions on P&O referred to above in relation to the disposal and/or acquisition of our shares (whether off-market or on-market) will not apply in certain circumstances, including circumstances where a third party announces its intention to make an offer for our entire issued share capital.

Voting

For as long as P&O holds greater than 20 per cent. of our ordinary shares, the maximum number of votes attaching to such ordinary shares held by P&O that it shall be entitled to exercise at a meeting of our shareholders shall be a number equal to 20 per cent. of the aggregate number of votes capable of being exercised at such a meeting by the holders of our entire issued share capital, save that such restriction shall not apply if:

(a) resolutions are put to a shareholder meeting in connection with a general offer by a third party for our share capital carrying 30 per cent. or more of the voting rights in our share capital or the third party announces or takes any action which requires the announcement of any proposal for a takeover, merger, consolidation or share exchange involving our securities;

(b) a resolution is proposed at the meeting of our shareholders regarding:

   (i) the takeover of us or a sale, transfer or demerger of a majority of P&O Nedlloyd's shares or business and assets;

   (ii) our merger with another company or a transaction involving the acquisition of another company representing at least 50 per cent. of our assets or capital according to our most recent published audited accounts;

   (iii) a change to our articles of association which would materially and adversely affect the interests of P&O in a manner otherwise than affects all of our shareholders in a like manner;

   (iv) major changes in our character, identity or enterprise as set out in "Management—Nedlloyd board structure"; or

   (v) any shareholder proposal to appoint a director where the proposal has arisen as a result of shareholders overturning the binding nomination of a P&O nominated director;

(c) a third party (together with any party acting in concert with it) holds more than 20 per cent. of the voting rights in our share capital provided that such third party (together with any party acting in concert with it) is not contractually restricted from exercising more than 20 per cent. of the votes capable of being exercised at a meeting of our shareholders;

(d) a resolution is proposed at a shareholders' meeting for the approval of the appointment of a P&O nominated director as a director; or

(e) a majority of the directors (excluding the P&O nominated directors) give their consent,

in which case P&O may exercise the votes attaching to all of the ordinary shares it holds in us.

P&O will not vote against any nomination made by our Board in relation to appointments to the Board and will abstain from voting, or vote against, any shareholder proposal to appoint or remove a director from our Board other than where the shareholder proposal has arisen as a result of shareholders overturning the binding nomination of a P&O nominated director in which case P&O will not be subject to any such restriction on its voting rights.

For 12 months after Completion, P&O will not vote in favour of shareholders' resolutions to implement or assist a third party offer for our ordinary shares at less than an agreed minimum share price, based on certain parameters in the Relationship Agreement, unless our Board approves such a resolution.

Without prejudice to P&O's right to vote on a shareholder proposal to appoint or remove a Director arising as a result of shareholders overturning the binding nomination of a P&O nominated director, P&O will not vote in relation to the matters set out in paragraphs (a) to (j) of "Description of Share Capital and Corporate Structure —General Meeting", unless such matters have been approved by our Board.

Shareholder reserved matters

We and P&O have agreed that certain matters concerning us will require the consent of our shareholders. Such matters include:

(a) the amendment of our articles of association;

(b) the issue of new shares in our capital;

(c) material acquisitions or disposals by us;

(d) the appointment, removal and conditions (but not including, amongst other things, the terms of directors' remuneration) of employment of any director; and

(e) the adoption of a material amendment to any bonus or profit-sharing scheme, share option or share incentive scheme, long-term incentive scheme, employee share trust, share ownership plan or retirement benefit scheme relating to us.

Duration

The Relationship Agreement will continue in force until the earlier of (i) the parties agreeing to terminate the agreement, or (ii) P&O ceasing to have the right to nominate any of our Non-Executive Directors on the basis set out above.

New Articles of Association

See "Description of Share Capital and Corporate Structure" for a summary of the key provisions of our proposed new articles of association that will come into effect immediately after Completion (the "New Articles of Association").

Trademark Licence Agreement

We have agreed with P&O the terms of a licence agreement to be entered into on Completion pursuant to which P&O grants to us a non-exclusive, worldwide and royalty-free licence (with a right to grant sub-licences to our other group companies and third party contractors) to use "P&O" and the P&O word trade marks as part of our corporate name and to use "P&O", the P&O word trade marks, the P&O motif (the P&O flag when used with "P&O") and the P&O flag trade marks in our business insofar as it relates to deep sea and feeder container ship liner services and related landside activities. Such licence includes use of "P&O" as part of a composite trade mark with the "Nedlloyd" trade marks in relation to these activities. The licence contains provisions to protect the integrity of these trade marks. The term of the licence is at least eight years from Completion. However, it can be terminated earlier if, among other things, we or a member of our group which forms a material part of the container shipping business undergoes a change of control or suffers an insolvency-type event or enters a global or other major alliance with a competitor of P&O in relation to port services.

Termination Agreement

At or before Completion we will enter into a termination agreement with P&O, P&O Nedlloyd, P&O Nedlloyd Limited and P&O Nedlloyd B.V., pursuant to which, as of Completion, all rights and obligations under the Sale and Purchase Agreement relating to the formation of P&O Nedlloyd, the P&O Nedlloyd joint venture agreement (the "Joint Venture Agreement") and various other agreements between the parties to the termination agreement are discharged, other than a limited number of rights and obligations that are expressly preserved, and the Joint Venture Agreement is terminated.

Costs of the PONL Acquisition and the Offering

We estimate that the total cost to us in connection with the PONL Acquisition and the Offering is approximately €24 million.

SELECTED HISTORICAL FINANCIAL DATA

The selected consolidated financial data set out below are derived from our audited consolidated financial statements and those of P&O Nedlloyd for the years ended 31 December 2001, 2002 and 2003. See "Index to Financial Statements".

Our financial statements have been prepared in accordance with Dutch GAAP and the financial statements of P&O Nedlloyd have been prepared in accordance with U.K. GAAP. Dutch GAAP and U.K. GAAP differ in certain material respects from each other and from U.S. GAAP. See "Summary of Significant Differences between (1) Dutch GAAP and U.S. GAAP, (2) U.K. GAAP and U.S. GAAP and (3) Dutch GAAP and U.K. GAAP".

Koninklijke Nedlloyd

	As at and for the year ended 31 December		
	2001	2002	2003
		(€ millions)	
Financial statements			
Operating result	(6)	(4)	—
Share in result of joint venture P&O Nedlloyd	8	(162)	4
Share in result 50 per cent. interest in Martinair	(3)	2	5
Interest income	7	4	2
Result on ordinary activities before taxation	6	(160)	11
Taxation	—	—	—
Net result	6	(160)	11
Shareholders' equity	1,086	784	682
Capital expenditure on tangible fixed assets	—	—	—

	As at and for the year ended 31 December		
	2001	2002	2003
		(€)	
Data per ordinary share outstanding			
Result on ordinary activities before taxation	0.27	(7.52)	0.52
Net result	0.27	(7.52)	0.52
Result on ordinary activities before taxation fully diluted	0.27	(7.52)	0.52
Net result fully diluted	0.27	(7.52)	0.52
Dividend	1.00	1.00	1.00
Shareholders' equity	51.46	36.77	31.98

	For the year ended 31 December		
	2001	2002	2003
		('000s)	
Average number of ordinary shares outstanding	22,560	21,277	21,323
Average number of ordinary shares outstanding fully diluted	22,630	21,277	21,323

P&O Nedlloyd

Profit and loss summary

	For the year ended 31 December		
	2001	2002	2003
		($ millions)	
Group turnover	4,712	4,655	5,510
Group operating profit/(loss)	89	(209)	89
Share of operating results:			
joint ventures	(1)	(6)	(10)
associates	—	(20)	(1)
Profit/(loss) on sale of fixed assets	—	(11)	(1)
Profit/(loss) before interest	88	(246)	76
Net interest payable and similar items	(55)	(47)	(45)
Profit/(loss) before tax	33	(293)	31
Taxation	(11)	(12)	(13)
Equity minority interest	(1)	1	(3)
Profit/(loss) for the financial year	21	(304)	15

Balance sheet summary

	As at 31 December		
	2001	2002	2003
		($ millions)	
Fixed assets	2,217	2,009	1,881
Net working capital	32	(64)	(126)
Borrowings	(715)	(711)	(500)
Equity minority interests	(18)	(15)	(17)
Shareholders' funds	1,516	1,218	1,238

Cash flow summary

	For the year ended 31 December		
	2001	2002	2003
		($ millions)	
Net cash flows after interest and tax	288	75	324
Purchase of fixed assets and investments	(199)	(91)	(106)
Sale of fixed assets and investments	33	84	15
Purchase of businesses	2	(25)	—
Net cash inflow before financing	124	42	232

CERTAIN UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information in respect of the year ended 31 December 2003 should be read in conjunction with our audited financial statements, including the notes thereto, and the P&O Nedlloyd audited financial statements, including the notes thereto, each included elsewhere in this Information Memorandum. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Index to Financial Statements".

The unaudited pro forma consolidated balance sheet reflects the effects of the PONL Acquisition and the Offering on our balance sheet as at 31 December 2003, as if the PONL Acquisition and the Offering had occurred on 31 December 2003.

The unaudited pro forma consolidated profit and loss account and condensed cash flow statement reflect the effects of the PONL Acquisition and the Offering on our profit and loss account and condensed cash flow statement as if the PONL Acquisition and the Offering had occurred on 1 January 2003.

The unaudited pro forma consolidated financial information has been prepared in accordance with U.K. GAAP unless otherwise stated in the explanatory notes.

The unaudited pro forma adjustments, as described in the explanatory notes to the unaudited pro forma consolidated financial information, are based on available information and upon certain assumptions.

We do not claim or represent that the unaudited pro forma consolidated financial information set forth below is indicative of the financial position, results or cash flows that would have been reported had the PONL Acquisition and the Offering actually occurred on the dates indicated above, nor is it indicative of our future financial position, results or cash flows. There can be no assurance that the assumptions used in the preparation of the unaudited pro forma consolidated financial information will prove to be correct.

	Unaudited pro forma consolidated balance sheet as at 31 December 2003				
	Nedlloyd Dutch GAAP 2003 actual	Nedlloyd U.K. GAAP 2003 pro forma	P&O Nedlloyd U.K. GAAP 2003 actual	Eliminations and adjustments pro forma	Nedlloyd U.K. GAAP 2003 pro forma consolidated
	(€ millions) audited	*($ millions)* unaudited	*($ millions)* audited	*($ millions)* unaudited	*($ millions)* unaudited
Fixed assets					
Goodwill			39	152	191
Tangible fixed assets	1	1	1,782		1,783
Joint ventures					—
share of gross assets		2,177	99	(1,687)	589
share of gross liabilities		(1,370)	(68)	1,068	(370)
	492	807	31	(619)	219
Associates	149		13		13
Trade investments			16		16
Total fixed assets	642	808	1,881	(467)	2,222
Current assets					
Stocks and work in progress			284		284
Debtors	5	6	966		972
Cash and short term deposits	74	93	242	(62)	273
	79	99	1,492	(62)	1,529
Creditors: amounts falling due within one year	(11)	(14)	(1,593)		(1,607)
Net current (liabilities)/assets	68	85	(101)	(62)	(78)
Total assets less current liabilities	710	893	1,780	(529)	2,144
Creditors: amounts falling due after more than one year			490		490
Provisions for liabilities and charges	28	35	35	228	298
Equity minority interests			17		17
Equity shareholders' funds	682	858	1,238	(757)	1,339
	710	893	1,780	(529)	2,144

Unaudited pro forma consolidated profit and loss account for the year ended 31 December 2003

	Nedlloyd Dutch GAAP 2003 actual	Nedlloyd U.K. GAAP 2003 pro forma	P&O Nedlloyd U.K. GAAP 2003 actual	Eliminations and adjustments	Nedlloyd U.K. GAAP 2003 pro forma consolidated
	(€ millions) audited	($ millions) unaudited	($ millions) audited	($ millions) unaudited	($ millions) unaudited
Turnover: group and share of joint ventures		3,288	5,551	(2,776)	6,063
Less: share of joint ventures' turnover	—	(3,288)	(41)	2,776	(553)
Group turnover			5,510		5,510
Net operating costs	—		(5,422)	(4)	(5,426)
Group operating profit			88	(4)	84
Share of operating results of joint ventures		50	(10)	(39)	1
Share of operating results of associates	—		(1)		(1)
Total operating profit: group and shares of joint ventures and associates		50	77	(43)	84
Result of sale of fixed assets	—		(1)	1	
Profit on ordinary activities before interest and taxation		50	76	(42)	84
Share in result of P&O Nedlloyd	4				
Share in result of Martinair	5				
Net interest payable and similar items	2	(28)	(45)	18	(55)
Profit on ordinary activities before taxation	11	22	31	(24)	29
Tax	—	(5)	(13)	7	(11)
Profit after taxation	11	17	18	(17)	18
Equity minority interests	—	(2)	(3)	1	(4)
Retained profit	11	15	15	(16)	14

Unaudited pro forma consolidated condensed cash flow statement for the year ended 31 December 2003

	Nedlloyd Dutch GAAP 2003 actual	Nedlloyd U.K. GAAP 2003 pro forma	P&O Nedlloyd U.K. GAAP 2003 actual	Eliminations and adjustments	Nedlloyd U.K. GAAP 2003 pro forma consolidated
	(€ millions) audited	($ millions) unaudited	($ millions) audited	($ millions) unaudited	($ millions) unaudited
Net cash inflow from operating activities	(14)	(18)	381	(2)	361
Dividends from joint ventures and associates			1		1
Returns on investments and servicing of finance	2	3	(45)	(2)	(44)
Taxation			(13)		(13)
Capital expenditure and financial investment	2	3	(92)		(89)
Acquisitions				(281)	(281)
Financing	(22)	(28)	(159)	220	33
Change in cash in the year	(32)	(40)	73	(65)	(32)

Explanatory notes to the unaudited pro forma consolidated balance sheet as at 31 December 2003

1. General

The unaudited pro forma consolidated balance sheet reflects the effects of the PONL Acquisition and the Offering on our consolidated balance sheet as at 31 December 2003 as if the PONL Acquisition and the Offering had occurred on that date.

The unaudited pro forma consolidated balance sheet as at 31 December 2003 has been prepared on the basis of U.K. GAAP using the accounting policies of P&O Nedlloyd, with the exception of the accounting for our participating interest in Martinair. The unaudited pro forma consolidated balance sheet as at 31 December 2003 has been derived from our consolidated balance sheet as at 31 December 2003 and the group balance sheet of P&O Nedlloyd as at that date after applying the following assumptions:

- The assets and liabilities in our consolidated balance sheet as at 31 December 2003, denominated in euro, have been translated into U.S. dollars at the exchange rate on 31 December 2003 of 1.258.

- Goodwill arising on the PONL Acquisition has been determined as explained in detail in note 2 "Goodwill" below.

- Under U.K. GAAP, Martinair qualifies as a joint venture and is gross equity accounted for. Martinair reports on the basis of Dutch GAAP. At the date of this Information Memorandum, no information was available enabling a restatement of Martinair's financial data to U.K. GAAP. Therefore, our participating interest in Martinair is valued at our share in its net assets on the basis of Martinair's accounting policies under Dutch GAAP. A restatement of Martinair's net assets to U.K. GAAP may materially impact the reported net assets of Martinair as at 31 December 2003.

- The cash and short term deposits represent the cash balances held by us and P&O Nedlloyd on 31 December 2003 less the effect of the PONL Acquisition and plus the effect of the Offering. The effect of the PONL Acquisition is a cash outflow for the amount of the cash consideration payable to P&O and the related acquisition expenses, the related capital contribution tax plus the payment of certain success bonuses. The acquisition expenses are estimated at €8.7 million. The actual acquisition expenses may differ from this estimate. The success bonuses are estimated at €1.5 million. The effect of the Offering is a cash inflow equal to the net proceeds of €175 million. The expenses in connection with the Offering are estimated at €15 million. The actual expenses of the Offering may differ from this estimate.

2. Goodwill

The goodwill arising on the PONL Acquisition is to be determined as the cost of the PONL Acquisition less the fair value of the net identifiable assets acquired on completion of the PONL Acquisition.

The cost of the PONL Acquisition is assumed to be as follows:

	(€ millions)
Cash consideration	214.4
Assumed fair value of Acquisition Shares	314.7
Acquisition expenses	8.7
Total	537.8
Total in $ million translated at rate 31 December 2003	676.6

P&O is entitled to a 25 per cent. stake in Nedlloyd after the Offering and after the issue of the Acquisition Shares. The Acquisition Shares therefore equal one-third of the outstanding shares after the Offering and before the issue of the Acquisition Shares. It has been assumed, for the purpose of preparing the unaudited pro forma consolidated balance sheet, that the fair value of the Acquisition Shares equals one-third of the aggregate of (i) our market capitalisation on 2 March 2004 being approximately €775 million, based on the closing share price on that day of €36.37 and (ii) the gross proceeds of the Offering, being €190 million, less €21.3 million in respect of the proposed dividend of

€1 in respect of our outstanding ordinary shares, payable by reference to a record date of 24 March 2004 (see "Dividends and Dividend Policy"). In addition, it has been assumed that no adjustment to the cash consideration will take place in respect of Martinair. See "The PONL Acquisition" for further details. On the above basis, the assumed fair value of the Acquisition Shares amounts to €314.7 million. The actual fair value of the Acquisition Shares can only be measured at completion of the PONL Acquisition and depends on our share price at that date and the number of Acquisition Shares to be issued. The actual fair value may differ materially from the assumed fair value of the Acquisition Shares.

No attempt has been made to determine the fair value of the identifiable assets and liabilities of P&O Nedlloyd as at 31 December 2003. For the purpose of this pro forma consolidated financial information it has been simply assumed (i) that the fair value of the deficits in certain pension schemes as mentioned in note 23 to the audited financial statements of P&O Nedlloyd equals the deficits as calculated as per U.K. Financial Reporting Standard 17 ("FRS 17") as at 31 December 2003 as disclosed in that note 23 and (ii) that the fair value of the other identifiable assets and liabilities is equal to their book value. It is noted that the fair value of a pension scheme calculated as per FRS 17 can be highly volatile as a result of changes in market values of the scheme's assets and changes in interest rates that affect the calculation of the scheme's liabilities. Also it is noted that the outcome of an FRS 17 calculation of a pension scheme deficit depends on certain assumptions about future salary increases and future pension increases.

On the basis of the assumptions above, the assumed fair value of the net identifiable assets of P&O Nedlloyd can be calculated as follows: P&O Nedlloyd's equity shareholders' funds as shown in its Group balance sheet as at 31 December 2003 ($1,238.4 million), less the book value of goodwill ($38.6 million), which is not an identifiable asset, as at that date and less P&O Nedlloyd's share in the deficit of the P&O pension scheme ($219.3 million), P&O Nedlloyd North America scheme ($6.7 million) and Hong Kong scheme ($1.5 million) calculated as per FRS 17 as disclosed in note 23 to P&O Nedlloyd's 2003 financial statements. On the basis of these assumptions, the assumed fair value of 100 per cent. of the net identifiable assets amounts to $972.3 million.

Based on the above assumptions, the goodwill amounts to $190.5 million, being the assumed cost of acquisition of $676.6 million less 50 per cent. of the assumed fair value of the acquired net identifiable assets ($486.1 million). As explained above, the actual goodwill resulting from the PONL Acquisition is uncertain and will depend on future events. You should note that the actual goodwill may therefore differ from the goodwill calculated based upon the above assumptions and such difference may be material.

The pro forma goodwill amount of $190.5 million is attributable for $114 million to (50 per cent. of) the pension deficit as at 31 December 2003 as calculated in accordance with FRS 17.

Among other things, the actual goodwill amount will, as explained above, depend on our share price upon completion of the PONL Acquisition. If the goodwill for the purpose of the unaudited pro forma consolidated balance sheet as at 31 December 2003 had been calculated at the closing share price of €30.37 on 30 January 2004, the last trading day before the announcement of the PONL Acquisition and the Offering, and all other assumptions being equal, the goodwill would have amounted to $137 million as opposed to $190.5 million.

3. Pensions

As explained in note 2 "Goodwill" above, the unaudited pro forma consolidated balance sheet reflects the deficits of certain pension schemes of P&O Nedlloyd as calculated in accordance with FRS 17 as at 31 December 2003. FRS 17 has not been fully adopted by P&O Nedlloyd, hence the deficits referred to have not been recognised in the balance sheet of P&O Nedlloyd as at 31 December 2003, but have only been disclosed in the notes to its financial statements. Accounting for the PONL Acquisition requires that the identifiable assets and liabilities of P&O Nedlloyd are valued at their fair value upon consolidation in our consolidated balance sheet. For the purpose of preparing the unaudited pro forma consolidated balance sheet as at 31 December 2003, the fair value of the pension schemes has been assumed to equal the deficits as calculated in accordance with FRS 17 and as disclosed in the notes to the P&O Nedlloyd financial statements. Hence the full deficit in accordance with FRS 17, being $228 million, has been provided for in the unaudited pro forma consolidated balance sheet as at 31 December 2003.

4. Eliminations and adjustments

Goodwill

The adjustment of $152 million is to remove the historical goodwill of P&O Nedlloyd and to record the goodwill arising from the PONL Acquisition.

Joint ventures

The adjustment of $619 million relates to the elimination of our share in the net assets of P&O Nedlloyd.

Cash and short term deposits

The adjustment of $62 million reflects the estimated net proceeds of the Offering, less the cash consideration of the PONL Acquisition, the estimated acquisition expenses and capital contribution tax related to the PONL Acquisition and the estimated success bonuses payable upon completion of the PONL Acquisition.

Provision for liabilities and charges

The adjustment of $228 million relates to the deficits under FRS 17 in certain pension schemes as explained in note 3 "Pensions" above.

Explanatory notes to the unaudited pro forma consolidated profit and loss account for the year ended 31 December 2003

1. General

The unaudited pro forma consolidated profit and loss account reflects the effects of the PONL Acquisition and the Offering on our consolidated profit and loss account for the year ended 31 December 2003 as if the PONL Acquisition and the Offering had occurred on 1 January 2003.

The unaudited pro forma consolidated profit and loss account for the year ended 31 December 2003 has been prepared on the basis of U.K. GAAP using the accounting policies of P&O Nedlloyd, with the exception of the accounting for our participating interest in Martinair. The unaudited pro forma consolidated profit and loss account for the year ended 31 December 2003 has been derived from our consolidated profit and loss account for that year and the group profit and loss account of P&O Nedlloyd for that year after applying the following assumptions:

- The profit and loss account items of Nedlloyd, denominated in euro, have been translated into U.S. dollars using the average quarterly rates.

- Goodwill arising on the PONL Acquisition has been determined as explained in note 2 to the unaudited pro forma consolidated balance sheet as at 31 December 2003. The assumed goodwill amounts to $190.5 and is amortised over 10 years, resulting in an annual amortisation charge of $19 million.

- Under U.K. GAAP, Martinair qualifies as a joint venture and is gross equity accounted for. Martinair reports on the basis of Dutch GAAP. At the date of this Information Memorandum, no information was available enabling a restatement of Martinair's financial data to U.K. GAAP. Therefore our share in its results is accounted for on the basis of Martinair's accounting policies under Dutch GAAP. A restatement of Martinair's result to U.K. GAAP may materially impact our share of Martinair's result as included in the unaudited pro forma consolidated profit and loss account.

- It is assumed that the interest income is reduced by $2 million because of the net cash outflow of $62 million in connection with the PONL Acquisition and the Offering.

- Solely for the purpose of this unaudited pro forma consolidated profit and loss account, FRS 17 is applied for the P&O pension scheme, the P&O Nedlloyd North America scheme and the Hong Kong scheme. This results in a decrease of operating costs of $5 million in respect of pension cost and in an increase of finance costs of $3 million, compared to the amounts for such costs included in the group profit and loss account of P&O Nedlloyd for the year ended 31 December 2003. It should be noted that no decision has yet been taken yet whether, following the PONL Acquisition, FRS 17 will be applied in our primary financial statements for 2004.

2. Eliminations and adjustments

Turnover

The adjustment of $2,776 million relates to the elimination of our share in the turnover of P&O Nedlloyd.

Net operating costs

The adjustment removes the historical goodwill amortisation charge of $12.5 million and records the amortisation charge of $19 million in relation to the goodwill arising on the PONL Acquisition. In addition, the adjustment includes the success bonuses payable ($2 million) on the completion of the PONL Acquisition. Furthermore, the adjustment includes a decrease of $5 million in pension costs as a result of applying FRS 17.

Share of operating result joint ventures

The adjustment of $39 million relates to the elimination of our share in the results of P&O Nedlloyd.

Net interest payable and similar items

This includes the elimination of our share in the net interest costs of P&O Nedlloyd ($23 million). Furthermore, it includes an adjustment of $2 million representing less interest income. Also, it includes additional finance costs of $3 million in respect of the application of FRS 17.

Result of sale of fixed assets

The adjustment of $1 million relates to the elimination of our share in the result of sale of fixed assets of P&O Nedlloyd.

Tax

The adjustment of $7 million is the elimination of our share in the taxation charge of P&O Nedlloyd.

Equity minority interests

The adjustment of $1 million is the elimination of our share in the equity minority interests of P&O Nedlloyd.

Explanatory notes to the unaudited pro forma consolidated condensed cash flow statement for the year ended 31 December 2003

1. General

The unaudited pro forma consolidated condensed cash flow statement reflects the effects of the PONL Acquisition and the Offering on our consolidated condensed cash flow statement for the year ended 31 December 2003 as if the PONL Acquisition and the Offering had occurred on 1 January 2003.

The unaudited pro forma consolidated condensed cash flow statement for the year ended 31 December 2003 has been derived from our consolidated cash flow statement for that year and the group cash flow statement of P&O Nedlloyd for that year after applying the following assumptions:

- Our cash flow statement items, denominated in euro, have been translated into U.S. dollars at the exchange rate on 31 December 2003 of 1.258.
- The net proceeds of the Offering, denominated in euro, have been translated into US dollars at the exchange rate on 31 December 2003 of 1.258.
- The cash consideration payable upon completion of the PONL Acquisition, denominated in euro, and the related acquisition expenses have been translated into U.S. dollars at the exchange rate on 31 December 2003 of 1.258.

2. Eliminations and adjustments

Net cash inflow from operating activities

The adjustment relates to the estimated success bonuses payable on the completion of the PONL Acquisition.

Returns on investments and servicing of finance

The adjustment of $2 million represents less interest income as a result of the net cash outflow at the beginning of the year because of the PONL Acquisition and the Offering.

Acquisitions

The adjustment of $281 million represents the cash consideration payable upon completion of the PONL Acquisition and the related acquisition expenses.

Financing

The adjustment of $220 million represents the net proceeds of the Offering.

Auditors' report

The unaudited pro forma consolidated financial information as at and for the year ended 31 December 2003 as included in this Information Memorandum on pages 28 up to and including 34 represents the unaudited pro forma consolidation of the financial data of Koninklijke Nedlloyd N.V. (the "Company") and P&O Nedlloyd Container Line Limited ("P&O Nedlloyd").

In their auditors' reports on the underlying financial statements for the year ended 31 December 2003 of the Company and P&O Nedlloyd, from which the financial data included in the unaudited pro forma consolidated financial information have been derived, KPMG Accountants N.V. and KPMG Audit Plc. expressed unqualified opinions. The unaudited pro forma consolidated financial information is the responsibility of the management of the Company. Our responsibility is to express an opinion on the unaudited pro forma consolidated financial information.

In our opinion the unaudited pro forma consolidated financial information has been properly prepared on the basis of the assumptions set out in the explanatory notes to the aforementioned pro forma financial information.

Rotterdam, 6 March 2004

KPMG Accountants N.V.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our and P&O Nedlloyd's audited consolidated financial statements for the years ended 31 December 2001, 2002 and 2003, and the related notes thereto, included elsewhere in this Information Memorandum. Our audited financial statements have been prepared in accordance with Dutch GAAP. P&O Nedlloyd's audited financial statements have been prepared in accordance with U.K. GAAP. See "Summary of Significant Differences between (1) Dutch GAAP and U.S. GAAP, (2) U.K. GAAP and U.S. GAAP and (3) Dutch GAAP and U.K. GAAP" for a summary of certain differences between those various sets of accounting principles.

Certain information contained in the review set forth below and elsewhere in this Information Memorandum includes forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" for a discussion of the important factors that could cause actual results to differ materially from the results described or implied by the forward-looking statements contained in this Information Memorandum.

In addition to our audited consolidated financial statements and the audited financial statements of P&O Nedlloyd for the years ended 31 December 2001, 2002 and 2003, we have also included in this Information Memorandum certain unaudited pro forma consolidated financial information in respect of the year ended 31 December 2003. See "—Overview—Presentation of Financial Information—Certain unaudited pro forma financial information" below.

The unaudited consolidated pro forma financial information has been prepared in accordance with U.K. GAAP, unless otherwise stated in the notes.

Overview

Introduction

We are a holding company based in Rotterdam, The Netherlands. We have a 50 per cent. interest in P&O Nedlloyd, a global container shipping company. P&O Nedlloyd is currently a 50/50 joint venture between us and P&O. After the completion of the PONL Acquisition we will hold all but one of the shares in P&O Nedlloyd (which will be retained by P&O and which we will have the option to acquire for no consideration). We also hold a non-strategic 50 per cent. interest in Martinair, an airline based at Schiphol airport in Amsterdam.

We intend to dispose of our non-strategic investment in Martinair, if and when a suitable opportunity arises. You should note, however, that we cannot assure you if or when we will be able to achieve such a sale; see "Risk Factors—Risks relating to Martinair—We may be unable to dispose of our interest in Martinair". A discussion of Martinair, a company over which we exercise no operational control, has not been included in this section.

The following table provides information about the relative contributions of our stakes in P&O Nedlloyd and Martinair to our income from investments in each of the three years ended 31 December 2003:

	Year ended 31 December		
	2001	2002	2003
		(€ millions)	
Share in result of joint venture P&O Nedlloyd	8	(162)	4
Share in result of 50% interest in Martinair	(3)	2	5
Income from investments	5	(160)	9

The following table provides information about the net revenues, operating income, net income and shareholders' equity of Martinair as at and for each of the three years ended 31 December 2003:

	As at and for the year ended 31 December		
	2001	2002	2003
	(€ millions)		
Net revenues	822	789	894
Operating income	(1)	23	21
Net income	(13)	3	9
Shareholders' equity	285	288	297

Presentation of financial information

Basis of preparation of our financial statements and those of P&O Nedlloyd

Our audited consolidated financial statements and those of P&O Nedlloyd appear at the end of this Information Memorandum; see "Index to Financial Statements". Our audited financial statements have been prepared in accordance with Dutch GAAP. The audited financial statements of P&O Nedlloyd have been prepared in accordance with U.K. GAAP and the Companies Act 1985 on the historical cost basis (except as stated in the notes to the accounts). P&O Nedlloyd's consolidated accounts include the accounts of P&O Nedlloyd and its subsidiaries together with P&O Nedlloyd's interest in its associates and joint ventures.

Dutch GAAP and U.K. GAAP differ in certain material respects from each other and U.S. GAAP. See "Summary of Significant Differences between (1) Dutch GAAP and U.S. GAAP, (2) U.K. GAAP and U.S. GAAP and (3) Dutch GAAP and U.K. GAAP".

We publish our results on a quarterly basis. Following the PONL Acquisition, we will use U.K. GAAP as the primary basis for our financial reporting. Assuming the PONL Acquisition is completed in the second quarter of 2004, our quarterly interim financial information will be prepared in accordance with U.K. GAAP with effect from the second quarter of 2004. In our interim financial reports, we will also report our net result and shareholders' equity in accordance with Dutch GAAP.

Our primary financial statements for the year ending 31 December 2004 will be prepared in accordance with U.K. GAAP. In addition to the U.K. GAAP financial statements, Dutch GAAP financial statements will also be provided. For the purposes of Dutch corporate law, our company balance sheet under Dutch GAAP is determinative of the amount (if any) available for distribution to shareholders.

For accounting periods commencing as from 1 January 2005, we and P&O Nedlloyd will publish our financial statements in accordance with IFRS. We and P&O Nedlloyd are currently assessing the effect that preparing our financial statements in accordance with IFRS will have. See "Risk Factors—Risks Relating to Koninklijke Nedlloyd—The application of U.K. GAAP and the adoption of International Financial Reporting Standards may have a material adverse effect on our financial condition and results of operations" and "—Risks Relating to P&O Nedlloyd—The adoption of International Financial Reporting Standards may have a material adverse effect on P&O Nedlloyd's financial condition and results of operations".

Reporting currencies

Currently, we report in euros, and P&O Nedlloyd reports in U.S. dollars. For accounting periods commencing after 31 March 2004, we are considering reporting in U.S. dollars. Historically, fluctuations in the euro/U.S. dollar exchange rate have impacted our results of operations and financial position because our stake in P&O Nedlloyd has been such a material part of our business.

Our interest in P&O Nedlloyd is denominated in U.S. dollars. As a result, we are exposed to translation risk on our investment in P&O Nedlloyd. This translation risk is not hedged due to its long-term nature. Changes in the value of this investment caused by movements in the U.S. dollar exchange rate compared to the euro are charged or credited directly to our equity. The share in the net result of P&O Nedlloyd is calculated based on average quarterly exchange rates. We will be exposed to a similar translation risk on our investment in Martinair if we report in U.S. dollars in the future.

Our interests in P&O Nedlloyd and Martinair

Under Dutch GAAP

Under Dutch GAAP, we equity account for our interests in P&O Nedlloyd and Martinair, both of which we currently treat as "associates" for accounting purposes (though this will cease to be the case for P&O Nedlloyd on completion of the PONL Acquisition). This means that 50 per cent. of their respective shareholders' equity and net result for any period, as included in their respective financial statements, is included in our consolidated financial statements for the relevant period (in the case of P&O Nedlloyd after translation into euro). We do not make any adjustments to the basis on which the financial statements of P&O Nedlloyd or Martinair have been prepared before including them in our own financial statements. Following the PONL Acquisition, P&O Nedlloyd will become a wholly-owned subsidiary of ours, and will be fully consolidated in our financial statements.

Under Dutch GAAP, in the event of losses at an associate (such as Martinair), the book value of our investment in the associate is reduced by the amount of such loss, and the loss is recorded in our consolidated profit and loss account as a loss on financial fixed assets. Under Dutch GAAP, the book value of an investment in an associate cannot be reduced below zero (unless there is a legal or constructive obligation to pay for the deficit of the associate) and (in absence of such an obligation) the maximum loss that may be recorded in our consolidated profit and loss account is the value of the relevant investment. As at 31 December 2003, the book value of our investment in Martinair was €149 million.

Under U.K. GAAP

Under U.K. GAAP, following the PONL Acquisition, P&O Nedlloyd will become a wholly-owned subsidiary of ours, and will be fully consolidated in our financial statements.

Our interest in Martinair will be accounted for as a joint venture under U.K. GAAP. This means that, in the event of losses at Martinair, the value of our investment in the joint venture is also reduced by the amount of such loss, and the loss is recorded in our consolidated profit and loss account. Under U.K. GAAP, however, we should continue to record losses of a joint venture even if this would result in a net liability rather than a net asset. The only exception is when an event has irrevocably changed the relationship between us and the joint venture, marking our irreversible withdrawal from the joint venture. This contrasts with the position under Dutch GAAP as described above. In addition, under U.K. GAAP, our share of Martinair's gross assets and liabilities (as determined in accordance with U.K. GAAP) will be shown on the face of our consolidated balance sheet.

In our consolidated profit and loss account under U.K. GAAP, a 50 per cent. share of results of Martinair will be included, broken down as follows:

- share of turnover;
- share of operating result;
- share of post-operating exceptional items;
- share of interest; and
- share of tax.

In addition, under U.K. GAAP, we will be required to restate the financial statements of Martinair (which are currently prepared in accordance with Dutch GAAP) in accordance with U.K. GAAP before including them in our own financial statements. See "Summary of Significant Differences between (1) Dutch GAAP and U.S. GAAP, (2) U.K. GAAP and U.S. GAAP and (3) Dutch GAAP and U.K. GAAP" for a summary of certain differences between Dutch GAAP and U.K. GAAP.

Certain unaudited pro forma consolidated financial information

In addition to our audited consolidated financial statements and the audited financial statements of P&O Nedlloyd for the years ended 31 December 2001, 2002 and 2003, we have also included in this Information Memorandum certain unaudited pro forma consolidated financial information in respect of the year ended 31 December 2003.

The unaudited pro forma consolidated balance sheet reflects the effects of the PONL Acquisition and the Offering on our balance sheet as at 31 December 2003, as if the PONL Acquisition and the Offering had occurred on 31 December 2003.

The unaudited pro forma consolidated profit and loss account and condensed cash flow statement reflect the effects of the PONL Acquisition and the Offering on our profit and loss account and condensed cash flow statement as if the PONL Acquisition and the Offering had occurred on 1 January 2003.

The unaudited pro forma consolidated financial information has been prepared in accordance with U.K. GAAP unless otherwise stated in the notes. The unaudited pro forma adjustments, as described in the notes to the unaudited pro forma consolidated financial information, are based on available information and upon certain assumptions. We do not claim or represent that the unaudited pro forma consolidated financial information is indicative of the financial position, results or cash flows that would have been reported had the PONL Acquisition and the Offering actually occurred on the dates indicated above, nor is it indicative of our future results or cash flows. There can be no assurance that the assumptions used in the preparation of the unaudited pro forma consolidated financial information will prove to be correct.

We have not discussed this unaudited pro forma consolidated financial information below. See "Certain Unaudited Pro Forma Financial Information".

2003 financial statements

We have included in this section "Management's Discussion and Analysis of Financial Condition and Results of Operations" financial information derived from our audited financial statements and those of P&O Nedlloyd in respect of the year ended 31 December 2003.

You should note that our audited financial statements for the year ended 31 December 2003 remain subject to approval by our shareholders at a meeting to be held on 6 May 2004.

Koninklijke Nedlloyd N.V.

Factors affecting results of operations

Our interest in P&O Nedlloyd is denominated in U.S. dollars. As a consequence, we are exposed to foreign currency exchange rate risk on our investment in P&O Nedlloyd, which is translated at the exchange rate prevailing on the balance sheet date. This risk is not hedged due to its long-term nature. Changes in the value of this investment caused by movements in the United States dollar exchange rate compared to the euro are charged or credited directly to our shareholders' equity. Our share in the net result of P&O Nedlloyd is calculated based on average quarterly rates. We will be exposed to a similar translation risk on our investment in Martinair if we report in U.S. dollars in the future.

Critical accounting policies and estimates

Many of our accounting policies require significant judgement regarding valuation of assets and liabilities and/or significant interpretation of the specific accounting guidance, and require our management to make difficult, complex or subjective judgements, some of which may relate to matters that are inherently uncertain.

Non-consolidated participations in which a significant influence is exerted (which includes P&O Nedlloyd and Martinair) are valued at the corresponding proportion of shareholders' equity as disclosed by the balance sheet of the companies concerned. The share in the result of non-consolidated participations in which a significant influence is exerted is the share in the result as published in the profit and loss account of the participations concerned.

For further information, including the difference in the treatment of our interest in Martinair under U.K. GAAP, see "—Presentation of financial information".

Explanation of key profit and loss account items

Staff expenses

Staff expenses relate to staff members employed at our headquarters and at Nedlloyd Interne Dienst (through which we provide office services for ourselves and other tenants in our headquarters building). As at 31 December 2003, we had 15 employees at headquarters, one in the United States and another seven at Nedlloyd Interne Dienst. The average number of staff in 2003 was 25, compared to 49 in 2002 and 71 in 2001.

Other operational expenses

Other operating expenses charged to third parties by Nedlloyd Interne Dienst (which were €12 million in 2003, €11 million in 2002 and €11 million in 2001) are deducted from other operational expenses. These expenses are mainly in respect of catering and other services provided by Nedlloyd Interne Dienst for ourselves and other tenants in our headquarters building in Rotterdam, and rent received from tenants in that building (we are liable, until 5 May 2005, for rental payments due in respect of a large amount of space in our headquarters building in Rotterdam which we no longer use. These payments amount to approximately €3 million per annum. We set off the rent we receive from third parties to whom we have let space in this building against our own payment obligations).

Tax losses

In The Netherlands, we had tax losses to be carried forward of €75 million at 31 December 2003, €75 million at 31 December 2002 and €65 million at 31 December 2001. Abroad, and in particular the United States, we had tax losses in the amount of approximately €12 million as at 31 December 2003, €16 million as at 31 December 2002 and €20 million as at 31 December 2001. The deferred tax assets on these losses are valued at nil as it is not expected that they will be realised. In addition, our tax losses in The Netherlands may be lost or restricted if the "ultimate interest" in our company changes by 30 per cent. or more. It is likely that the PONL Acquisition will result in the restriction or loss of these losses.

Results of operations

The following table sets out details of our results of operations for each of the years ended 31 December 2001, 2002 and 2003:

	Year ended 31 December					
	2001		2002		2003	
			(€ millions)			
Staff expenses	(5)		(2)		(1)	
Other operational expenses	(1)		(2)		(3)	
Release of provisions	—		—		4	
Operating costs		(6)		(4)		—
Share in result of joint venture P&O Nedlloyd	8		(162)		4	
Share in result of 50% interest in Martinair	(3)		2		5	
Income from investments		5		(160)		9
Interest income		7		4		2
Result on ordinary activities before taxation		6		(160)		11
Taxation		—		—		—
Result on ordinary activities after taxation		6		(160)		11

Year ended 31 December 2002 compared to year ended 31 December 2003

Release of provision

Income of €4 million in 2003 arose from the release of a provision related to the settlement of claims.

Operating costs

Operating costs, excluding the release of provisions, were €4 million for each of 2002 and 2003. While staff expenses decreased €1 million from €2 million in 2002 to €1 million in 2003, other operational expenses increased €1 million from €2 million in 2002 to €3 million in 2003.

Result on ordinary activities after taxation

Results on ordinary activities after taxation increased by €171 million, from a loss of €(160) million in 2002 to a gain of €11 million in 2003. This was primarily due to an increase of €166 million in our share in the result of P&O Nedlloyd, from a loss of €(162) million in 2002 to a gain of €4 million in 2003, and an increase of €3 million in our share in the result of Martinair, from a gain of €2 million in 2002 to a gain of €5 million in 2003.

Year ended 31 December 2001 compared to year ended 31 December 2002

Operating costs

Operating costs decreased €2 million, from €6 million in 2001 to €4 million in 2002, due to a decrease of €3 million in staff expenses from €5 million in 2001 to €2 million in 2002, partially offset by an increase of €1 million in other operational expenses from €1 million in 2001 to €2 million in 2002.

Result on ordinary activities after taxation

Results on ordinary activities after taxation decreased €166 million, from a gain of €6 million in 2001 to a loss of €(160) million in 2002. This was primarily due to a decrease of €170 million in our share in the result of P&O Nedlloyd, from a gain of €8 million in 2001 to a loss of €(162) million in 2002. Our share in the result of Martinair changed from a loss of €(3) million in 2001 to a gain of €2 million in 2002.

P&O Nedlloyd

Factors affecting results of operations

P&O Nedlloyd's financial condition and results of operations are affected by a range of factors, some of which are discussed below.

Cyclicality

The container shipping industry has historically exhibited highly cyclical economic performance, experiencing high volatility in freight rates, charter rates, vessel values and profitability, primarily due to fluctuations in the demand for container shipping services and the global supply of capacity. Changes in the demand for container shipping are influenced by, among other factors, global and regional economic conditions (particularly, in the case of P&O Nedlloyd, in the United States, China and Europe), currency exchange rates, the shift in manufacturing from the Western Hemisphere to the Far East, fluctuations in the levels of global and regional trade and output, changes in the regulatory regimes governing ships and container shipping and changes in shipping patterns. The global supply of capacity is determined by the number of ships in the world fleet, their deployment, the delivery of new ships, the conversion of ships to other uses and the retirement of older ships. Historically, carriers have responded to periods of high demand and increasing freight rates by investing in vessels and containers to increase their capacity, as has occurred in the past few years. These investments eventually drive freight rates down as newly available capacity catches up with demand.

Over the three-year period ended 31 December 2003, P&O Nedlloyd's average freight rates (calculated as freight revenue divided by total TEU transported) have fluctuated from a high of $1,407 per TEU in January 2001 to a low of $1,108 per TEU in March 2002. The average freight rate in December 2003 was $1,357. Charter rates have historically tracked freight rate fluctuations, although with a time lag. For a discussion of fluctuations in charter rates, see "Risk Factors—Risks relating to P&O Nedlloyd—Risks relating to the container shipping industry—Fluctuations in ship charter rates may adversely affect P&O Nedlloyd and its results of operations".

Orders for new vessels, whether to be owned or held under leasing or charter arrangements, must typically be placed at least two years in advance. There is therefore an inherent risk for shipping companies of ordering either too much or too little vessel capacity. If too little vessel capacity is ordered, then shipping companies must address the shortfall through the charter market, most likely at high rates, or forgo available business opportunities. If too much vessel capacity is ordered, it may not be possible to use available capacity profitably. P&O Nedlloyd's policy is to match its purchases of vessels to estimates of expected global supply and demand, while also taking account of areas in which P&O Nedlloyd is seeking to grow from a strategic perspective.

Global imbalances

Significant global imbalances exist in the container shipping industry. These imbalances exist because some regions of the world produce and export more goods than they import and consume, while others import and consume more than they produce and export. Imbalances are compounded by the size, type and mix of cargo on certain routes. For example, Asian exports tend to be light and are carried in 40 foot containers while western exports (such as paper and chemicals) tend to be heavier and are carried in 20 foot containers. Similarly, Australia and New Zealand export large volumes of refrigerated cargo but import general cargo, creating a similar two-way imbalance.

The following table, which analyses P&O Nedlloyd's group turnover for the periods indicated by allocating it to the area from which cargo originated or to which it was delivered, illustrates the growing imbalances in the container shipping industry.

	Year ended 31 December					
	2001		2002		2003	
	Origin	Destination	Origin	Destination	Origin	Destination
			($ millions)			
U.K. and Republic of Ireland	330.9	525.7	249.4	447.4	256.9	521.7
Continental Europe	1,045.2	1,012.4	1,024.1	1,012.5	1,149.7	1,192.0
USA and Canada	450.7	873.1	565.4	1,034.7	578.0	1,277.9
Australasia and Pacific	410.5	360.5	312.1	297.6	393.7	391.2
Far East and Asia	1,849.9	820.6	1,814.9	793.7	2,339.6	865.3
Other areas(1)	624.4	1,119.3	688.9	1,068.9	792.4	1,262.2
	4,711.6	4,711.6	4,654.8	4,654.8	5,510.3	5,510.3

Note:
(1) Principally Latin America and Africa.

These trade imbalances create operating challenges for container shipping companies. Moving vessels and containers that are not full is a fact which all container shipping companies face. P&O Nedlloyd employs two main mechanisms in an effort to deal with imbalances in the industry. First, it seeks to set the pricing of the part of the journey for which there is greater demand (the "dominant leg") at a level such that revenue and profit earned on the dominant leg compensates for the non-dominant leg. Second, P&O Nedlloyd seeks to leverage its global network of vessels and containers to create a route network that minimises the impact of non-dominant legs. P&O Nedlloyd expects that when its Focus business management and information system is implemented on a global level (see "Business—P&O Nedlloyd—Business Management and Information Systems"), it will assist it in this planning process.

Seasonal fluctuations

P&O Nedlloyd experiences seasonal fluctuations in the volumes it transports. There are a number of factors that cause these fluctuations, including increased demand for container shipping services in the third and fourth quarters of the year (in advance of the major western holidays) and much weaker demand in the first quarter (reflecting the decrease in consumer spending in western countries and a lull in manufacturing activities in China, due to the Chinese New Year celebrations). There are also seasonal fluctuations in the types of cargo carried which impact on overall revenue, as Southern Hemisphere refrigerated cargo exports peak in the first and second quarters of the year. These fluctuations also impact on P&O Nedlloyd's cost profile, as proportionally more expensive moves of refrigerated cargo occur in the first half of the year than in the second half. As a result of these seasonal fluctuations, P&O Nedlloyd's cash flows and revenue are not evenly distributed throughout the full year.

Co-operation agreements

P&O Nedlloyd operates most of its services in co-operation with other carriers. In essence, these arrangements take two forms:

- those that involve two or more carriers providing vessels under the agreement. These can either be where the vessels are operated jointly by the parties involved (referred to as vessel sharing agreements (VSAs)) or where each carrier continues to operate their own vessels with certain agreements on rationalised scheduling and where space is exchanged between carriers (referred to as slot swap or slot exchange agreements); and
- those where one carrier operates the service but charters space to other shipping lines (referred to as slot charter agreements).

A particular form of VSA that has developed since the mid 1990s is the so called "alliance", where carriers co-operate on a number of trades. This co-operation normally takes place on the main East/West arterial trades—Transatlantic, Transpacific and Europe-Asia. P&O Nedlloyd is a member of the

"Grand Alliance", along with Hapag-Lloyd Container Line GmbH ("Hapag-Lloyd"), Nippon Yusen Kaisha ("NYK"), Orient Overseas Container Line Limited ("OOCL") and Malaysia International Shipping Corporation Berhad ("MISC"). Approximately one-half of the volumes shipped by P&O Nedlloyd in 2003 (by TEU) was shipped pursuant to the Grand Alliance arrangements. For further details on the Grand Alliance, see "Business—P&O Nedlloyd—Services—Point-to-point container shipping—Service network—Co-operation agreements".

Under all types of co-operation agreement, P&O Nedlloyd retains responsibility for setting its own freight rates to customers, including in respect of cargo carried in slots allocated to P&O Nedlloyd on other carriers' vessels.

Two or more carriers providing vessels

—Vessel sharing agreements

Each carrier contributes vessels to the agreement and receives in return the right to an allocation of space (slots) on each vessel. Over the longer term, the number of slots allocated to each carrier will normally equal the number of slots provided by that carrier although there are several examples where a structural imbalance exists between provision and allocation. In such cases a financial settlement is made to compensate the over-provider for the slots it has effectively sold to other carriers. This mechanism allows for a phased growth in each carrier's capacity.

In a VSA, the control of the service is organised jointly by the carriers involved. Hence, decisions on geographic scope, employment of vessels, the daily sailing schedule and the ports of call are made by agreement between the members of the arrangement.

In a VSA, P&O Nedlloyd records revenue and cargo costs for the cargo it lifts within its slot allocations both on its own and other carriers' vessels. Revenue and cargo costs relating to cargo carried on its own vessels on behalf of other carriers is therefore not recorded by P&O Nedlloyd. The cargo costs associated with the shipment of the container (for example, stevedoring expenses) are billed by the supplier of the related services to the carrier lifting the cargo individually. Lines within the VSA typically negotiate collectively with the service providers of joint services. In a limited number of areas, the vessel provider may pay for all activity associated with the vessel and re-invoice the partners.

Each carrier is responsible for the costs of operating its own vessels (for example, vessel charter, capital lease or purchase expenses, husbandry, bunkers, insurance, port costs and canal expenses). In order to fix a price for any structural imbalance of slots or where slots are purchased on an ad hoc basis between carriers in the arrangement, a slot fee is normally agreed on the basis of standard costs encompassing these cost headings. These rates are subject to periodic review to address changes in price and exchange rates.

The same principles are applied in the Grand Alliance, but the complexity of the arrangement, extending as it does over some 19 separate loops, required some modifications to ensure an equitable treatment of all parties. To account for the widely different voyage times of the various loops, each carrier is credited with a certain number of "slot days" for its contribution (capacity provided multiplied by the time over which it is provided) and each carrier is allocated a pre-determined amount of space (again measured in slot days) relating to the relevant loop on which the vessel is sailing. Overall, the total number of slot days provided equals the total number of slot days allocated, but for each carrier there is a structural imbalance that varies as vessels are introduced or withdrawn from the arrangements.

Grand Alliance members agree, on an annual basis, a standard cost per slot day and a regular financial settlement is made by those carriers under-providing space to compensate the over-providers of slot days.

In addition to the settlement of vessel provision costs described above, there is also a regular settlement of voyage costs (bunker and port and canal expenses). The vessel operator pays these costs and is in effect reimbursed by the alliance/VSA, with each line paying for its share of the voyage costs based on its allocation on that vessel.

—Slot swap or slot exchange agreements

In this looser form of co-operation, the carriers agree to operate their own services with vessels travelling on broadly the same trade routes—usually in accordance with some agreement on matters such as geographic scope, port ranges and schedules. By exchanging slots each carrier can enhance its own service by having the opportunity to improve frequency and port range coverage.

Decisions on day-to-day scheduling matters are not made jointly, although carriers inform each other of the decisions made. Each carrier therefore retains its own service and can decide on such matters as vessel deployment including, for example, the size of vessels operated.

In slot swap or slot exchange agreements, carriers are allocated slots on the other carriers' vessels in such a way that the number of slots provided to other carriers equals the number received in return.

The accounting arrangements in these types of arrangement are similar to those for VSAs. P&O Nedlloyd books revenue and cargo costs on the cargo it carries in the slots allocated to it on its own and other carriers' vessels but does not book revenue and cargo costs for cargo lifted on behalf of other carriers in space allocated to them on P&O Nedlloyd's vessels.

Each carrier is responsible for the costs of operating its own vessels and a slot price is fixed for any ad hoc purchase or sale of slots.

Slot charter agreements

P&O Nedlloyd is involved in several agreements where either:

- other carriers provide a service on which P&O Nedlloyd charters space; or
- P&O Nedlloyd provides a service and charters space to other carriers.

In all cases P&O Nedlloyd continues to book revenue and cargo costs on the cargo it carries on its own behalf. In circumstances where P&O Nedlloyd charters space from other carriers, the cost of the purchasing space is booked as a vessel provision cost. Income from other carriers in respect of slots chartered to them on P&O Nedlloyd vessels is booked as an adjustment to the vessel provision costs involved and not as revenue.

Liner conferences and rate and discussion agreements

A liner conference or a rate and discussion agreement is an agreement under which a group of carriers who operate on a given trade jointly set certain freight rate parameters such as tariffs, surcharge rates with respect to bunker prices, currency exchange rates and war risk insurance, and other terms and conditions. Depending on the applicable law and jurisdiction, they may also have a role in co-ordinating capacity, making joint contracts with customers, and operating some form of cargo allocation mechanism ("pooling agreement") between them.

The purpose of liner conference and rate and discussion agreements is to maintain both stability of freight rates, and the provision of a high quality service to customers with adequate capacity for the requirements of the trade. However, the effectiveness of liner conferences and rate and discussion agreements in achieving those goals will depend on the share of the overall market represented by the conference or rate and discussion agreement, since a number of carriers choose to operate outside the conferences and rate and discussion agreements. P&O Nedlloyd participates in the relevant conferences on most of the trades served, as does a majority of the other major carriers.

Market-related factors

Due to the nature of the container shipping industry, P&O Nedlloyd has been and will continue to be affected by changes in a number of market-related fundamentals, including general economic cycles (as described above), foreign currency exchange rates, bunker rates, and interest rates.

Foreign currency exchange rate risk

P&O Nedlloyd's functional and reporting currency is the U.S. dollar. However, P&O Nedlloyd operates on a worldwide basis and is exposed to risks associated with the translation of other currencies. The euro/U.S. dollar exchange rate, as well as other exchange rates (in particular, the pound sterling/U.S. dollar and Japanese yen/U.S. dollar exchanges rates), have influenced and will continue to influence P&O Nedlloyd's consolidated result of operations and financial position between periods, and will also have such an influence on its results of operations and financial position upon completion of the PONL Acquisition. The influence of such exchange rates reflect the fact that:

- P&O Nedlloyd's revenues and costs in each currency in which it does business are not matched. P&O Nedlloyd does, however, bill many local costs to the customer in local currencies or convert them to U.S. dollars at prevailing rates in order to reduce its currency exposure.
- P&O Nedlloyd's non-U.S. dollar based assets and liabilities are not matched. P&O Nedlloyd's assets are mainly denominated in U.S. dollars and its medium-to-long term funding is either in U.S. dollars or has been hedged to the U.S. dollar. It is exposed to currency risk on working capital in local currencies, and this is not specifically hedged.

The exchange rate between the U.S. dollar and the euro, pound sterling and Japanese yen has fluctuated significantly in recent years and may continue to fluctuate. Such fluctuations may have a material effect on P&O Nedlloyd's reported results of operations and financial condition.

The following table sets out the movements in these exchange rates against the U.S. dollar over the three years ended 31 December 2003:

	Year ended 31 December					
	2001		2002		2003	
Currency per $1.00	**Average**	**Period end**	**Average**	**Period end**	**Average**	**Period end**
Euro	1.1177	1.131	1.0611	0.955	0.886	0.797
Pound sterling	0.6946	0.690	0.667	0.623	0.6118	0.563
Japanese yen	121.488	131.230	125.244	118.700	116.0128	107.01

Source: Reuters

P&O Nedlloyd's policy is to partially hedge its foreign currency exposures for periods commensurate with its known or forecasted transactions. In order to achieve these objectives, P&O Nedlloyd enters into foreign exchange forward contracts and collars (under which maximum and minimum exchange rates are established for P&O Nedlloyd). P&O Nedlloyd does not enter into open positions that could result in an unlimited potential loss, or into derivative contracts for purposes other than hedging.

The net effect of P&O Nedlloyd's currency hedging activities on group operating profit/(loss) in the year ended 31 December 2003 was $24.9 million (compared to $8.4 million in 2002, and $(7.1) million in 2001). The gain/loss on the currency hedge is taken to P&O Nedlloyd's profit and loss account when realised. It is not valued at balance sheet dates at market value.

See "Risk Factors—Risks relating to P&O Nedlloyd—Fluctuations in currency exchange rates and bunker prices could have a material adverse effect on P&O Nedlloyd's financial condition and results of operations".

Risk arising from bunker rate fluctuations

P&O Nedlloyd's costs relating to bunker are volatile as they are closely affected by the global political and economic environment. P&O Nedlloyd purchases approximately 30 per cent. of its bunker on the spot market and 70 per cent. under supply contracts with major bunker providers.

P&O Nedlloyd's policy is to partially hedge its bunker fuel cost exposure for periods commensurate with its known or forecasted consumption. In order to achieve these objectives, P&O Nedlloyd uses derivative instruments consisting principally of forward purchase contracts and collars (under which maximum and minimum prices are established for P&O Nedlloyd). P&O Nedlloyd does

not enter into open positions that could result in an unlimited potential loss, or into derivative contracts for purposes other than hedging.

The net effect of P&O Nedlloyd's bunker hedging activities on group operating profit/(loss) in the year ended 31 December 2003 was $32.0 million (compared to $(6.2) million in 2002, and $(0.3) million in 2001). The gain/loss on the bunker hedge is taken to P&O Nedlloyd's profit and loss account when realised. It is not valued at balance sheet dates at market value.

See "Risk Factors—Risks relating to P&O Nedlloyd—Fluctuations in currency exchange rates and bunker prices could have a material adverse effect on P&O Nedlloyd's financial condition and results of operations".

Interest rate risk

P&O Nedlloyd is exposed to interest rate risk, as a certain amount of its borrowings bear interest at floating rates. As at 31 December 2003, $225 million of P&O Nedlloyd's borrowings carried interest at floating rates. P&O Nedlloyd's policy is generally to fix the interest rate of its borrowings, either by borrowing at fixed rates or through the use of swap agreements. After taking account of such swap agreements, $140 million of P&O Nedlloyd's net borrowings as at 31 December 2003 carried interest at floating rates.

Critical accounting policies

Many of P&O Nedlloyd's accounting policies require significant judgement regarding valuation of assets and liabilities and/or significant interpretation of the specific accounting guidance, and require P&O Nedlloyd's management to make difficult, complex or subjective decisions, some of which may relate to matters that are inherently uncertain. The following is a summary of P&O Nedlloyd's more judgmental and complex accounting policies as of today's date.

Profit recognition

P&O Nedlloyd recognises freight revenue and related expenses upon the completion of the ocean leg with respect to which the revenue was received and the costs were incurred. Therefore, at the end of each year, a portion of P&O Nedlloyd's revenue received and expenses incurred is not recognised, because these amounts relate to voyages which were initiated during the year but not completed by year-end. Revenues and expenses relating to voyages in progress at the year-end (including charter costs, bunker consumption costs and port taxes and expenses) are reported as deferred income and work in progress.

Cost recognition

P&O Nedlloyd may have to estimate and accrue an element of the cost of delivery of each container to its ultimate destination because there can be delays in the receipt or notice of the final charges from suppliers and agents throughout the world. Consequently, significant accruals are outstanding at the end of each financial period. P&O Nedlloyd has considerable experience in estimating the costs of transporting containers. In the event that P&O Nedlloyd determines that such accruals are higher or lower than necessary to meet its obligations for transportation costs, an adjustment to the accrual is made in the period that the determination is made. Such adjustment is included as part of expenses reported in that period.

Goodwill

Purchased goodwill (both positive and negative), representing the excess of the fair value of the consideration given plus any associated costs over the fair value of the separable net assets acquired, arising on consolidation in respect of acquisitions before 1 January 1998, when Financial Reporting Standard 10 "Goodwill and intangible assets" was adopted, was written off to reserves in the year of acquisition.

Purchased goodwill arising on consolidation in respect of acquisitions since 1 January 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life, determined on each individual acquisition.

When a subsequent disposal occurs any related goodwill previously written off to reserves is written back through the profit and loss account as part of the profit or loss on disposal.

Software development

P&O Nedlloyd incurs significant internal costs developing software. As at 31 December 2003, P&O Nedlloyd had recorded a tangible fixed asset of $56.5 million on its balance sheet in respect of the net book value of internally developed software (principally relating to the Focus programme and information technology systems used in the logistics business). The equivalent amounts recorded in the balance sheets as at 31 December 2002 and 2001 were $68.4 million and $70.9 million, respectively. These reductions reflect the fact that the Focus programme has moved from the expenditure intensive development phase to the implementation phase.

Changes in accounting standards

FRS 5 ("Reporting the Substance of Transactions")

The U.K. Accounting Standards Board has issued an amendment to FRS 5 ("Reporting the Substance of Transactions") to clarify the accounting standards in relation to revenue recognition. The amendment is effective for all accounting periods ending on or after 23 December 2003. The intention is to ensure that entities report revenue in accordance with the substance of the contractual arrangement with their customers. Where contractual obligations have been partially fulfilled, revenue is to be recognised to the extent that the right to consideration has been obtained through performance.

P&O Nedlloyd believes that its revenue recognition policy complies with this amendment on the grounds that the concept of partial fulfilment is unlikely to apply to the container shipping process. Inland obligations can be separated from the port-to-port element, but these are unlikely to be considered a partial fulfilment of the contractual obligation and, in relative terms, are not material.

International Financial Reporting Standards (IFRS)

P&O Nedlloyd will prepare its financial statements in accordance with IFRS for accounting periods starting on or after 1 January 2005. P&O Nedlloyd is currently assessing the impact of preparing its financial statements in accordance with IFRS. Three of the key areas which P&O Nedlloyd believes will be relevant for it are the treatment of leases, hedging activities and pensions. At this stage, however, IFRS relating to hedging and leasing arrangements remain under discussion by the relevant parties. See "Risk Factors—Risks relating to P&O Nedlloyd—The adoption of International Financial Reporting Standards may have a material adverse effect on P&O Nedlloyd's financial condition and results of operations".

Explanation of key P&O Nedlloyd profit and loss account items

Group turnover

P&O Nedlloyd's group turnover comprises revenue earned from point-to-point container shipping services, logistics services and other activities. Within point-to-point container shipping services, P&O Nedlloyd generates turnover from ocean freight and inland transport activities. Freight includes the recovery of terminal handling charges from the customer.

In most of the markets where P&O Nedlloyd operates, it is customary to itemise the container shipment prices and the inland transport prices separately in the freight manifest provided to customers. When this is the case, P&O Nedlloyd allocates the container shipment revenue to freight and the inland transport revenue to inland transport. In some markets, however, the ocean freight manifest is not itemised in this fashion. In these cases, P&O Nedlloyd allocates all of the revenue to freight. P&O Nedlloyd's average freight rate per TEU was $1,298 in 2001, $1,145 in 2002 and $1,287 in 2003.

The following table gives a breakdown of P&O Nedlloyd's group turnover in each of the years ended 31 December 2001, 2002 and 2003:

	Year ended 31 December					
	2001		2002		2003	
	($ millions)	(%)	($ millions)	(%)	($ millions)	(%)
Point-to-point container shipping services						
—Freight	3,638.6	*77.2*	3,551.3	*76.3*	4,220.3	*76.6*
—Inland transport	494.6	*10.5*	523.3	*11.2*	596.6	*10.8*
Sub-total	4,133.2	*87.7*	4,074.6	*87.5*	4,816.9	*87.4*
—Logistics services	351.9	*7.5*	389.6	*8.4*	489.6	*8.9*
—Other activities	226.5	*4.8*	190.6	*4.1*	203.8	*3.7*
Group turnover	4,711.6	*100*	4,654.8	*100*	5,510.3	*100*

Point-to-point container shipping services

P&O Nedlloyd's revenue from point-to-point container shipping services derives from freight revenue and inland transport revenue. Revenue derived from container shipping services constituted 87.7 per cent., 87.5 per cent. and 87.4 per cent. of P&O Nedlloyd's group turnover in 2001, 2002 and 2003, respectively.

—Freight

Freight revenue derived from container shipping services constituted 77.2 per cent., 76.3 per cent. and 76.6 per cent. of P&O Nedlloyd's group turnover in 2001, 2002 and 2003, respectively. As described above, these percentages include elements of inland transport revenue. Inland transport revenue included in freight revenue above constituted 1.3 per cent. of P&O Nedlloyd's group turnover in each of 2001, 2002 and 2003, respectively.

Freight rates are principally market-driven, and carriers have limited flexibility to establish rates independent of the market. P&O Nedlloyd's rates for container shipping services are generally based upon a group-wide pricing structure tailored for the origin and destination points selected by the shipper, the container being shipped and any applicable surcharges. Most of the ports where P&O Nedlloyd calls on a regular basis are "base ports", that is ports that have been defined by the applicable liner conferences as primary ports of call. P&O Nedlloyd generally charges a higher freight rate for shipments to or from ports that are not considered base ports. P&O Nedlloyd also charges higher freight rates for more complex journeys, as the costs incurred relating to these journeys are generally greater. In addition, base freight rates differ depending upon whether the container utilised is a standard dry container or a specialised container, such as a refrigerated container. Base freight rates are augmented in certain circumstances by company-determined surcharges for certain shipments (for example, shipments of dangerous cargo, special equipment or over-weight containers, as these containers require more complex handling and services and are generally subject to greater risk of damage).

P&O Nedlloyd establishes freight rates on a route-by-route basis and these rates vary widely depending upon the particular main route utilised and the direction of the voyage. For example, in 2003 P&O Nedlloyd's average freight rate on its Europe-Asia east-bound voyages (the non-dominant leg) was approximately $723 per TEU, while its average freight rate on its Europe-Asia west-bound voyages (the dominant leg) was approximately $1,620 per TEU. However, the level of the base freight rate does not necessarily have a direct relation to the profitability of the applicable route, as route-specific profitability is affected by the applicable fixed and variable costs, which differ by route, and the capacity utilisation of vessels travelling the route.

P&O Nedlloyd also utilises surcharges where possible to minimise its exposure to certain market-related risks and extraordinary events. P&O Nedlloyd periodically establishes surcharges to its base rates in accordance with the adjustment factors established by the liner conferences overseeing its routes. Liner conferences are made up of representatives of the various carriers that service a particular trade route. These conferences review bunker rates (generally on a monthly basis) currency

exchange rates (generally every three months) and war-risks and other extraordinary risks (generally on a daily basis). In periods of rapid bunker price or currency change there are mechanisms in place to implement more immediate surcharge adjustments. The conferences determine rate adjustment factors, based upon fluctuations in bunker rates, fluctuations in currency exchange rates and occurrences of extraordinary events. Carriers belonging to a conference may utilise these adjustment factors to establish surcharges that they pass on to their customers. In addition, the conferences establish surcharges related to peak season shipments and shipments through heavily congested ports. In the limited cases in which P&O Nedlloyd has fixed rate agreements with customers or freight forwarders, these agreements generally permit it to add conference-set surcharges to the agreed fixed rate.

—Inland transport

A typical container delivery includes both ocean shipment and inland transport legs. Revenue derived from such inland transport of containers (and not allocated to freight revenue) constituted 10.5 per cent., 11.2. per cent. and 10.8 per cent. of P&O Nedlloyd's group turnover in 2001, 2002 and 2003, respectively. P&O Nedlloyd either provides for the inland transportation of the container via its own rail, truck and barge operations, or sub-contracts for rail, trucking or barge services from other companies. Inland transport revenue also includes detention revenue and demurrage fees.

Detention revenue is revenue earned from charges levied against shippers or consignees for the use of P&O Nedlloyd's equipment for longer than provided for in the relevant contract.

In some circumstances, an importer will fail to collect the container from the terminal/depot by the agreed date, or an exporter could deliver a box to the origin port before the agreed date scheduled. In these cases, P&O Nedlloyd generally charges the importer/exporter a storage charge for holding the container. This fee is called "demurrage" and is a reflection of the extra storage costs P&O Nedlloyd will incur.

Logistics services

The provision of logistics services supports and complements P&O Nedlloyd's core business of point-to-point container shipping services. P&O Nedlloyd offers a range of value-added services, from relatively simple freight management through to sophisticated supply chain management packages, allowing its customers to fully outsource all their freight transportation activities.

The results of the businesses acquired from the Gilbert group of companies in July 2002 are included within logistics services revenues, as are the results of the freight forwarding business, Damco International B.V. The businesses acquired from the Gilbert group of companies are based in the United States.

Revenue derived from logistics services constituted 7.5 per cent., 8.4 per cent. and 8.9 per cent. of P&O Nedlloyd's group turnover in 2001, 2002 and 2003, respectively.

Other activities

Revenues from other activities constituted 4.8 per cent., 4.1 per cent. and 3.7 per cent. of P&O Nedlloyd's group turnover in 2001, 2002 and 2003, respectively. These other activities mainly relate to sales of slots on P&O Nedlloyd's ships to third party operators and to road haulage operations, where P&O Nedlloyd sells inland transport services independently of its point-to-point container shipping services through its owned haulage companies in the United Kingdom and Africa.

Net operating costs

P&O Nedlloyd's net operating costs comprise the costs of its point-to-point container shipping services, logistics services and other activities. The costs of P&O Nedlloyd's point-to-point container shipping services include its operations costs, vessel provision costs, administration costs, container costs and port and canal costs.

The following table gives a breakdown of the net operating costs of P&O Nedlloyd in each of the years ended 31 December 2001, 2002 and 2003:

	Year ended 31 December					
	2001		2002		2003	
	($ millions)	(%)	($ millions)	(%)	($ millions)	(%)
Point-to-point container shipping services						
—Operations costs	1,864.6	*40.4*	1,994.3	*41.0*	2,212.5	*40.8*
—Vessel provision costs[1]	1,077.8	*23.3*	1,159.1	*23.8*	1,286.1	*23.7*
—Administration costs	550.7	*11.9*	528.5	*10.9*	584.5	*10.8*
—Container costs	313.6	*6.8*	332.7	*6.9*	334.0	*6.2*
—Port and canal costs	236.1	*5.1*	263.5	*5.4*	303.4	*5.6*
Sub-total	4,042.8	*87.5*	4,278.1	*88.0*	4,720.5	*87.1*
—Logistics services[2]	355.7	*7.7*	396.4	*8.1*	500.7	*9.2*
—Other activities[2]	224.2	*4.8*	188.8	*3.9*	200.9	*3.7*
Net operating costs	4,622.7	*100*	4,863.3	*100*	5,422.1	*100*

Notes:

(1) includes bunker costs.

(2) includes administration expenses, which principally comprise employee costs, overhead costs (such as travel) and fees paid to third parties in places in which P&O Nedlloyd does not have its own office.

Operations costs

Operations costs constituted 40.4 per cent., 41.0 per cent. and 40.8 per cent. of P&O Nedlloyd's net operating costs in 2001, 2002 and 2003, respectively. Operations costs comprise all costs associated with the movement of full and empty containers before loading the containers onto the vessel and after the container is discharged at the destination port. When a container has to be transhipped at an intermediary port these costs are also included in operations costs. The main categories of costs in operations are terminals, transport and depots. The largest category in terms of expenditure is terminal costs (which includes transhipment costs).

Terminal costs are the cost of receiving the container at the terminal, storage prior to and after vessel arrival, moving the container to and from the quayside, and loading and unloading the container to and from the vessel mainly by quay cranes. When transhipped a container may have to be unloaded from one vessel to another vessel or to a barge or feeder vessel for onward delivery. P&O Nedlloyd contracts terminal services from third-parties in almost every port it calls at, with the exception of Newark (United States), Colombo (Sri Lanka), and Cagliari (Italy) where P&O Nedlloyd transacts with related parties on an arm's-length basis. P&O Nedlloyd generally agrees these services under two- to ten-year contracts on a port-by-port basis in order to deliver a secure and effective operation. The need for secure access has been part of P&O Nedlloyd's strategy in investing in some of these locations. P&O Nedlloyd has been able to negotiate reduced rates for volume commitments and to leverage alternative terminals and ports in its negotiations with the service providers.

Transport costs encompass all costs associated with moving the container from the inland point to and from the terminal (for example, rail, road, barge and feeder ship costs). In Europe and the United States, rail transport is an effective way of servicing inland points and P&O Nedlloyd operates dedicated rail services: European Rail Shuttle in The Netherlands and BoxExpress in Germany, and contracts with Freightliner for such services in the United Kingdom. In other areas, P&O Nedlloyd has long-term contracts with rail providers with agreed frequencies, transit times and service standards, particularly in the United States. Other material rail volumes move in New Zealand, India and South Africa.

Feeders are smaller vessels that cover outlying ports not capable of being served by larger vessels due to size restrictions or limited volumes. Again, P&O Nedlloyd has contracts with feeder operators to ensure regular and reliable service at economic rates. Most feeder operations occur in Asia, with less volume in Europe and the Caribbean.

Local deliveries are typically undertaken by truck between a terminal or inland depot and the customer's premises.

Barge costs arise when inland waterways are used, mainly in Europe (Rhine area) and in China.

In addition to transport and terminal costs, P&O Nedlloyd also incurs costs associated with the operation of inland depots such as costs arising from storage, handling containers and packing/ unpacking the containers.

See "Business—P&O Nedlloyd—Service network—Terminal investments".

Vessel provision costs

Vessel provision costs constituted 23.3 per cent., 23.8 per cent. and 23.7 per cent. of P&O Nedlloyd's net operating costs in 2001, 2002 and 2003 respectively.

Vessel provision costs include all expenditure in providing and running the vessel network (such as lease costs, crew costs, depreciation, repairs and maintenance) and the cost of bunker for the vessel network. The vessel provision costs cover owned, leased and chartered ships, and the net cost or income of/from slot purchases/sales. P&O Nedlloyd historically relied on ownership of its fleet but has moved to chartering and leasing in order to avail itself of flexibility and a younger fleet.

P&O Nedlloyd uses two types of time charter: long-term charters (where a vessel is chartered for more than two years) and short-term charters (where a vessel is chartered for less than two years). Some vessels can be chartered bareboat, meaning that the vessel is chartered without a crew and P&O Nedlloyd supplies the crew and maintenance activity. Bareboat charters are typically for more than two years.

Ship charter rates have historically fluctuated significantly. P&O Nedlloyd generally seeks to own, lease or long-term charter its larger vessels, which are difficult to source at cost-effective rates in the charter market, and short-term charter its smaller vessels, which are more readily available. As at 31 December 2003, P&O Nedlloyd had short-term chartered 14.2 per cent. of its capacity, with the charter rates generally including costs for crew provisioning, maintenance, repair and hull insurance.

Bunker costs are included in vessel provision costs.

Payroll costs for owned/leased ships and bareboat charters are included in vessel provision costs, and include gross wages and salaries, payroll taxes and employers' pension contributions.

Administration costs

Administration costs for point-to-point container shipping services constituted 11.9 per cent., 10.9 per cent. and 10.8 per cent. of P&O Nedlloyd's net operating costs in 2001, 2002 and 2003, respectively. Administration costs consist mainly of payroll, property costs, information technology costs, agents commissions and overheads.

Total payroll costs (for point-to-point container shipping services, logistics services and other activities) consist of the salaries and other employee benefits, including social security payments, of P&O Nedlloyd's shore and sea staff worldwide. Payroll costs constituted 8.8 per cent., 8.5 per cent. and 8.6 per cent. of P&O Nedlloyd's net operating costs in 2001, 2002 and 2003, respectively.

P&O Nedlloyd operates mainly through owned offices and these costs are included in administration costs. Where P&O Nedlloyd operates through an agent (whether because it is not possible to have an owned office, or volumes do not justify one), the commission costs are included in administration costs also. In the year ended 31 December 2003, third party commission costs accounted for 10 per cent. of total administration costs (for point-to-point container shipping services, logistics services and other activities).

Container costs

Container costs constituted 6.8 per cent., 6.9 per cent. and 6.2 per cent. of P&O Nedlloyd's net operating costs in 2001, 2002 and 2003, respectively. Container costs are the cost of providing the container fleet to the organisation and comprise depreciation, lease expenditure and repairs and maintenance.

Port and canal costs

Port and canal costs constituted 5.1 per cent., 5.4 per cent. and 5.6 per cent. of net operating costs in 2001, 2002 and 2003, respectively. The increase reflects recent service pattern changes which have led to more transits through the Panama Canal, coupled with increases in Panama Canal rates.

Port costs consist of the charges P&O Nedlloyd pays to ports, on a per-call basis, for a variety of services, including berthing, tug services, sanitary services and utilities. Canal expenses comprise payments made to canal operators, on a per-passage basis, for use of the canal. These expenses are primarily attributable to passages through the Suez Canal and the Panama Canal, with per-passage payments of up to $400,000, depending upon the size, draft and load of the vessel.

Results of operations of P&O Nedlloyd

The following table sets out details of P&O Nedlloyd's results of operations for each of the years ended 31 December 2001, 2002 and 2003:

Profit and loss account	Year ended 31 December					
	2001		2002		2003	
	($ millions)	(%)	($ millions)	(%)	($ millions)	(%)
Turnover: group and share of joint ventures	4,743.9	*100.0*	4,691.3	*100.0*	5,550.9	*100.0*
Less: share of joint ventures' turnover	(32.3)	*(0.7)*	(36.5)	*(0.8)*	(40.6)	*(0.7)*
Group turnover	4,711.6	*99.3*	4,654.8	*99.2*	5,510.3	*99.3*
Net operating costs	(4,622.7)	*(97.5)*	(4,863.3)	*(103.7)*	(5,422.1)	*(97.7)*
Group operating profit/(loss)	88.9	*1.8*	(208.5)	*(4.5)*	88.2	*1.6*
Share of operating results of:						
joint ventures	(1.4)	—	(6.0)	*(0.1)*	(9.7)	*(0.2)*
associates	(0.2)	—	(20.1)	*(0.4)*	(1.5)	—
Total operating profit/(loss): group and shares of joint ventures and associates	87.3	*1.8*	(234.6)	*(5.0)*	77.0	*1.4*
Profit/(loss) on sale of fixed assets	0.3	*0.1*	(11.4)	*(0.2)*	(1.1)	—
Profit/(loss) on ordinary activities before interest and taxation	87.6	*1.9*	(246.0)	*(5.2)*	75.9	*1.4*
Net interest payable and similar items	(54.8)	*(1.2)*	(47.2)	*(1.0)*	(45.0)	*(0.8)*
Profit/(loss) on ordinary activities before taxation	32.8	*0.7*	(293.2)	*(6.2)*	30.9	*0.6*
Tax on profit/(loss) on ordinary activities	(10.6)	*(0.2)*	(11.9)	*(0.3)*	(13.2)	*(0.2)*
Profit/(loss) on ordinary activities after taxation	22.2	*0.5*	(305.1)	*(6.5)*	17.7	*0.4*
Equity minority interests	(1.4)	*(0.1)*	0.7	—	(3.0)	*(0.1)*
Retained profit/(loss) for the financial year transferred to reserves	20.8	*0.4*	(304.4)	*(6.5)*	14.7	*0.3*

Geographic analysis of markets

P&O Nedlloyd operates in three main markets: Europe, Asia/Pacific and Americas. "Europe" includes all cargo movements from Europe (including all countries bordering the Mediterranean Sea) to Asia, Australasia, Africa and Latin America, and vice versa. "Asia/Pacific" includes cargo movements between and within Asia, Australasia, Africa and Latin America. "Americas" includes cargo movements between North America and Europe, Asia, Africa, Australasia and Latin America.

The following table provides details of the amount of group turnover generated, and the total volume shipped (by TEU), in each of these markets in each of the years ended 31 December 2001, 2002 and 2003.

	Year ended 31 December					
	2001		2002		2003	
	($ millions)	(TEU '000s)	($ millions)	(TEU '000s)	($ millions)	(TEU '000s)
Point-to-point shipping services						
—Europe	1,846.8	1,434	1,717.7	1,554	2,099.8	1,616
—Asia/Pacific	932.8	802	954.6	926	1,035.1	970
—Americas	1,353.6	945	1,402.3	1,079	1,682.0	1,157
Sub-total	4,133.2	3,181	4,074.6	3,559	4,816.9	3,743
Logistics services	351.9		389.6		489.6	
Other activities	226.5		190.6		203.8	
Group turnover	4,711.6		4,654.8		5,510.3	

P&O Nedlloyd considers its three most important trades to be Europe-Asia, Transpacific and Transatlantic (a trade being a movement of cargo between two land masses). These trades represent three of the four largest global container shipping trades (the fourth is Intra-Asia, in which P&O Nedlloyd has a minor share). The following table provides details of the percentage of group turnover and total volume shipped (by TEU) which each of these trades represented in each of the years ended 31 December 2001, 2002 and 2003:

	Year ended 31 December		
	2001	2002	2003
		(%)	
% of group turnover			
Europe-Asia	21	19	22
Transpacific	11	13	14
Transatlantic	11	12	12
% of total volume shipped (by TEU)			
Europe-Asia	25	24	24
Transpacific	12	13	14
Transatlantic	13	13	13

Year ended 31 December 2002 compared to year ended 31 December 2003

Group turnover

General

Group turnover increased $855.5 million, or 18.4 per cent., from $4,654.8 million in 2002 to $5,510.3 million in 2003, whereas overall growth in volumes shipped was 5 per cent., largely driven by volumes on dominant legs. The growth in group turnover was primarily due to an increase in freight rates across all main trade routes, particularly Europe-Asia and Transpacific, which together accounted for 36 per cent. of group turnover in 2003. Volume growth in these trades was driven mainly by the underlying shift in sourcing of goods supplying the U.S. and European markets to China and elsewhere in Asia. Following the weak freight rates in 2001/2002, the re-negotiation of contracts led to significant improvements in revenue in 2003.

Point-to-point container shipping services

Group turnover from point-to-point container shipping services increased $742.3 million, or 18.2 per cent., from $4,074.6 million in 2002 to $4,816.9 million in 2003. Of this increase, freight rate and currency movements accounted for 70.9 per cent., and volume growth for 29.1 per cent. The Europe-Asia trade route accounted for more than 50 per cent. of the increase in group turnover from point-to-point container shipping services.

P&O Nedlloyd has a strong market position in the Europe-Asia and Transpacific routes, with estimated market shares of 8.1 per cent. and 3.6 per cent., respectively, at the end of 2003. P&O Nedlloyd also has a strong position in the North/South trades. The continued growth in world trade and the revival of freight rates in the Europe-Asia and Transpacific routes, in particular during the second half of 2003, contributed to the growth in turnover. The freight rates on the North/South were slower to improve, but are now rising.

The decline in the value of the U.S. dollar meant that the value of certain items (such as terminal handling charges passed on to customers and inland transport revenue) tariffed in other currencies increased in U.S. dollar terms.

Logistics services

Group turnover from logistics services increased $100.0 million, or 25.7 per cent., from $389.6 million in 2002 to $489.6 million in 2003. The increase reflected both the inclusion of the businesses acquired from the Gilbert group of companies in the results for a full year in 2003 (they were consolidated with effect from 1 July 2002), and further organic growth.

Other activities

Group turnover from other activities increased by $13.2 million, or 6.9 per cent., from $190.6 million in 2002 to $203.8 million in 2003 mainly due to increased turnover in the road haulage business.

Net operating costs and operating profit/(loss)

General

In 2003, net operating costs increased by $558.8 million, or 11.5 per cent., from $4,863.3 million in 2002 to $5,422.1 million in 2003, compared to a volume increase of 5.1 per cent. This can largely be attributed to the weakening of the U.S. dollar relative to the euro, pound sterling and Japanese yen (with more costs being incurred than revenue earned in each of those currencies) and the increase in short-term charter rates as demand for tonnage increased rapidly in response to increasing freight rates. Other factors included the full year effect of the acquisition from the Gilbert group of companies and significant volume increases in the Pacific trade, where transport costs are high as a result of greater inland transport requirements in the United States. Primarily through efforts on the procurement side (for example, re-negotiation of terminal, rail and road haulage contracts), better operational management of its vessels and containers and the introduction of the service centres, P&O Nedlloyd estimates that it achieved annualised cost savings of $301 million in the 2002-2003 period (before restructuring costs of $28 million in 2002 and $19 million in 2003); these savings were, however, more than offset by the factors described above. The $301 million in costs savings fell short of P&O Nedlloyd's target of $350 million, mainly due to increases in ship charter rates and a growth in trade imbalances at the end of 2003, in particular in Asia.

Overall, group operating profit was $88.2 million in 2003, compared to a loss of $208.5 million in 2002.

Point-to-point container shipping

In 2003, net operating costs in point-to-point container shipping increased by $442.4 million, or 10.3 per cent., from $4,278.1 million to $4,720.5 million. This led to an operating profit of $96.4 million from point-to-point container shipping services in 2003 (compared to an operating loss of $203.5 million in 2002).

—Operations costs

Operations costs increased by $218.2 million, or 10.9 per cent., from $1,994.3 million in 2002 to $2,212.5 million in 2003, despite an increase in volumes shipped of only 5.1 per cent. in the period. The increase in operations costs reflected the significant impact of the decline in the value of the U.S. dollar against the euro (16 per cent. reduction over the year), pound sterling (8 per cent. reduction over

the year), and Japanese yen (7 per cent. reduction over the year) in 2003. These movements, together with significant movements in other currencies in which P&O Nedlloyd has material costs (South Africa, Australia and New Zealand), accounted for some $140 million in negative cost movements. Other principal reasons for the increase were higher imbalance costs as the balance of trade widened and more empty containers had to be repositioned, and a higher proportion of Transpacific cargo which has a relatively high level of inland transportation costs associated with it. These factors were partially offset by the ongoing cost savings that were achieved in 2003.

—Vessel provision costs

Vessel provision costs increased by $127.0 million, or 11.0 per cent., from $1,159.1 million in 2002 to $1,286.1 million in 2003.

In 2003, P&O Nedlloyd's vessel fleet remained relatively static, with an overall increase of 3 per cent. in standing slot capacity. The relative mix of the fleet changed, however, with a reduction in the capacity of the vessels that were owned or held under finance lease arrangements or bareboat charters, and an increase in the capacity of vessels held under operating lease arrangements or time charters.

Total vessel provision costs (excluding bunkers) in 2003 amounted to $742.8 million, compared to $698.2 million in 2002, an increase of 6.6 per cent. Costs in respect of vessels that were owned or held under finance lease arrangements or bareboat charters represented 40.8 per cent. of this amount (2002: 48.9 per cent.), and vessels held under operating lease arrangements or time charters 58.6 per cent. (2002: 49.8 per cent.). The decrease in costs in respect of vessels that were owned or held under finance lease arrangements or bareboat charters reflected a reduction in capacity of 9 per cent. with the sale of a number of older reefer ships. The increase in costs in respect of vessels held under operating lease arrangements or time charters reflected both an increase in capacity, and an increase in ship charter rates due to a strong charter market. Vessel provision costs also include the net cost or income of/from slots provided by/to Grand Alliance members.

Bunker costs (before hedging) amounted to $575.3 million in 2003 (2002: $454.7 million), or 10.6 per cent. (2002: 9.3 per cent.) of P&O Nedlloyd's net operating costs. Hedging activities offset $32.0 million of this cost in 2003 (while in 2002 such activities incurred additional costs of $6.2 million). The increase reflected both an increase in the volume purchased, and an increase in the price of bunker. In 2003, P&O Nedlloyd purchased 3.4 million tonnes of bunker at an average annual price per tonne, excluding diesel fuel and before hedging, of $167. The price all shipping companies pay for bunkers has historically been volatile. Over the four-year period ended 31 December 2003, P&O Nedlloyd's average annual price per tonne has ranged from a low of $135 per tonne in 2001 (excluding diesel and before hedging) to a high of $167 per tonne in 2003 (excluding diesel and before hedging).

P&O Nedlloyd seeks to limit its exposure to price fluctuations by seeking to avoid bunker purchases in areas where prices are higher, even if this requires limited displacement of cargo. In addition P&O Nedlloyd seeks to use the surcharge mechanism established by liner conferences to pass on price increases to its customers. Amounts received in relation to these surcharges are allocated to the freight portion of point-to-point container shipping services revenue. P&O Nedlloyd also partially hedges its exposure to price fluctuations, in addition to purchasing bunkers on a spot basis. See "Risk Factors—Risks relating to the container shipping industry—Increases in bunker prices may significantly increase P&O Nedlloyd's net operating costs".

—Administration expenses

The main items in administration are payroll costs, property costs, and information technology costs. P&O Nedlloyd's total administration expenses (including administration expenses relating to logistics services and other activities) increased by 15.4 per cent., from $621.5 million in 2002 to $717.5 million in 2003. The increase in administration expenses reflected the weakening of the U.S. dollar (many costs being incurred in euro), inflation and the inclusion of the results of the businesses acquired from the Gilbert group of companies for a full year in 2003. These factors more than offset savings achieved through the service centres.

P&O Nedlloyd's share of operating results of joint ventures was $(9.7) million in 2003 (2002: $(6.0) million). The share of operating results of joint ventures in both 2002 and 2003 primarily reflected losses at the Port Newark Container Terminal in the United States.

P&O Nedlloyd's share of operating results of associates was $(1.5) million in 2003 (2002: $(20.1) million). The decision to participate in the management of INTTRA in 2002 led to a change in its accounting treatment, from an investment to an associate, and as a result all losses incurred to the end of 2002 were accounted for in 2002. The share of operating results of associates in 2002 also reflected losses at the Dutch joint venture (which was negatively impacted by the decline in short-term ship charter rates). Results at INTTRA and the Dutch joint venture improved in 2003.

Loss on the sale of fixed assets

P&O Nedlloyd has an ongoing programme of sales of ships. To the extent these are sold for less or more than their book value, the profit/(loss) on sale is recorded under "profit/(loss) on sale of fixed assets". Loss on sale of fixed assets was $(1.1) million in 2003 (2002: $(11.4) million). The loss in 2002 mainly reflected sales of ships at less than book value, partially offset by a profit on the sale and leaseback of P&O Nedlloyd's office in London.

Net interest payable and similar items

Net interest payable and similar items amounted to $(45.0) million in 2003, and $(47.2) million in 2002. The average level of borrowings in 2002 and 2003 was relatively stable.

Tax on profit/(loss) on ordinary activities

Tax on profit/(loss) on ordinary activities amounted to $(13.2) million in 2003, and $(11.9) million in 2002. P&O Nedlloyd is subject to freight taxes and profit taxes in its operations around the world. In addition, it has elected to join the tonnage tax regimes in the United Kingdom (as from 2001) and The Netherlands (as from 1995). The increase in tax in 2003 reflected additional freight taxes charged in some countries.

Under the tonnage tax regimes in the United Kingdom and The Netherlands, P&O Nedlloyd's corporate income tax liability in respect of its ocean shipping activities is calculated by reference to the tonnage of the ships in the relevant fleet, rather than actual income earned. P&O Nedlloyd has elected to participate in the United Kingdom tonnage tax regime until 2011, and in the Dutch tonnage tax regime until 2005. In order to remain within these tonnage tax regimes, P&O Nedlloyd is required, among other things, to own or hold on bareboat charter a minimum proportion of its vessels.

Under the United Kingdom tonnage tax regime, a proportion of capital allowances claimed by P&O Nedlloyd prior to joining the regime can be subject to tax in the event of a significant number of assets being sold and not replaced. This contingent liability diminishes to nil over the seven year period following entry into the tonnage tax regime. The contingent tax liability as at 31 December 2003 was $33 million (2002: $78 million), and is based on the assumption that all assets on which capital allowances have been claimed are sold at book value. On the basis that this liability is not expected to arise, P&O Nedlloyd has not provided for it.

See "Risk Factors—Risks relating to P&O Nedlloyd—If P&O Nedlloyd becomes unable to participate in the tonnage tax regimes in the United Kingdom and The Netherlands, this could have a material adverse effect on its financial condition and results of operations".

Net income

Net income (retained profit/(loss) for the financial year transferred to reserves) increased by $319.1 million, from a loss of $(304.4) million in 2002 to a profit of $14.7 million in 2003, mainly due to the increased demand for container shipping which allowed P&O Nedlloyd to achieve more favourable freight rates.

Administration costs relating to point-to-point container shipping services represented 10.8 per cent. of net operating costs in 2003, compared to 10.9 per cent. in 2002.

Total payroll costs (including payroll costs relating to logistics services and other activities and the payroll costs included in vessel provision costs above) increased by $60.1 million, or 14.5 per cent., from $414.1 million in 2002 to $474.2 million in 2003. Aggregate gross wages and salaries increased by $29.6 million, or 8.0 per cent., from $364.4 million in 2002 to $393.5 million in 2003, and employers' pension contributions increased by $25.7 million, or 116.2 per cent., from $22.1 million in 2002 to $47.8 million in 2003 (largely as a result of increased pension contributions). Approximately $38 million of the increase in payroll costs resulted from the decline in the value of the U.S. dollar. Inflation, the inclusion of the results of the businesses acquired from the Gilbert group of companies for a full year in 2003 and the staff costs associated with Focus and the service centres also contributed to the increase in wages and salaries. The lower employers' pension contributions in 2002 reflected one-off credits arising out of the finalisation of the Nedlloyd—P&O joint venture arrangements in 2002.

IT costs, representing information technology and communication costs, increased from $95.3 million in 2002 to $104.6 million in 2003, largely due to the implementation of Focus 3 in Europe and the United States.

Property costs increased from $79.1 million in 2002 to $97.1 million in 2003, largely due to the acquisition of additional warehousing facilities in the United States and the inclusion of the costs of the Gilbert business for the full year in 2003.

—Container costs

Container costs were $334.0 million in 2003, and $332.7 million in 2002. Despite increased container capacity, cost levels were kept stable by a move away from owning containers to holding them under operating leases. In addition, there has been a reduction in container prices over the last few years as production has switched to low cost areas such as China. There was a continuing reduction in short-term rental costs as a result of negotiated rates achieved in 2002.

—Port and canal costs

Port and canal costs increased by 15.2 per cent., from $263.5 million in 2002 to $303.4 million in 2003. This was a reflection of a greater number of port calls as a result of volume growth, the impact of three new services passing through the Panama Canal and a large toll increase in Panama. Furthermore, the most expensive ports are in Europe and Japan where the adverse currency movements for euro and Japanese yen were significant in 2003.

Logistics services

In 2003, net operating costs in logistics services increased by $104.3 million, or 26.3 per cent., from $396.4 million in 2002 to $500.7 million in 2003. This led to an operating loss of $11.1 million from logistics services in 2003 (compared to an operating loss of $6.8 million in 2002). The loss in 2003 primarily reflected losses at the businesses acquired from the Gilbert group of companies.

Other activities

In 2003, net operating costs from other activities increased by $12.1 million, or 6.4 per cent., from $188.8 million in 2002 to $200.9 million in 2003. This led to an operating profit of $2.9 million from other activities in 2003 ($1.8 million in 2002).

Share of operating results of joint ventures and associates

P&O Nedlloyd's share of operating results of joint ventures and associates principally comprises its interest in the Port Newark Container Terminal in the United States and its 26.9 per cent. interest in INTTRA, an internet portal used in the container shipping industry, as well as its interests in terminals in Colombo (Sri Lanka) and Cagliari (Italy) and its 25 per cent. in a Dutch joint venture which chartered three ships which were formerly used in the Global Alliance of which P&O Nedlloyd used to be a member. After expiration of the Global Alliance these ships were chartered out to the market.

Year ended 31 December 2001 compared to year ended 31 December 2002

Group turnover

General

Group turnover decreased $56.8 million, or 1.2 per cent., from $4,711.6 million in 2001 to $4,654.8 million in 2002. This decrease was despite an increase in total volumes shipped of 11.8 per cent., from 3.2 million TEUs in 2001 to 3.6 million TEUs in 2002. The main reason for the decrease in group turnover was a significant decrease in freight rates, in particular on the Europe-Asia and the North/South trades. The decrease in freight rates was caused by over-capacity in the industry.

Point-to-point container shipping services

Group turnover from point-to-point container shipping services decreased by $58.6 million, or 1.4 per cent., from $4,133.2 million in 2001 to $4,074.6 million in 2002. While volume growth had a positive impact of 11.8 per cent., freight rate and currency movements had an adverse impact of 13.2 per cent.

In 2001, there was an industry perception of over-capacity in the industry. This led many carriers to agree freight rates with customers for as much cargo as possible, which caused freight rates to fall significantly. P&O Nedlloyd agreed rates for longer periods and greater volumes than certain of its peers.

In 2002, when world trade continued to grow above forecasted levels and capacity levels were in line with demand, rates began to rise on the main trades. It was not, however, until P&O Nedlloyd renegotiated its annual contracts in late 2002 that significant improvements were realised. For example, volumes shipped by P&O Nedlloyd saw high growth on the Transpacific trade in 2002, but because of previously agreed freight rates the average freight rate achieved by P&O Nedlloyd in 2002 was much lower than in previous years.

Logistics services

Group turnover from logistics services increased by $37.7 million, or 10.7 per cent., from $351.9 million in 2001 to $389.6 million in 2002. The increase reflected the inclusion of the businesses acquired from the Gilbert group of companies for the second half of 2002, partially offset by P&O Nedlloyd's freight forwarding business experiencing the same revenue rate decline that impacted the container shipping business.

Other activities

Group turnover from other activities decreased by $35.9 million, or 15.8 per cent., from $226.5 million in 2001 to $190.6 million in 2002 due to a reduction in the sale of slots to other lines.

Net operating costs and operating profit/(loss)

General

In 2002, net operating costs increased by $240.6 million, or 5.2 per cent., from $4,622.7 million in 2001 to $4,863.3 million in 2002, compared to a volume increase of 11.8 per cent. This containment of costs was achieved through a number of measures, and was a response to the decline in revenues. In many instances, suppliers agreed to rate reductions. Container rentals were moved from short-term flexible deals to longer-term deals at lower rates, but with less flexibility to change fleet size. Vessel charter rates in the market fell rapidly as demand for capacity declined. Administrative expenses were reduced as a result of a cost savings programme, which included headcount reductions and the start of the service centre initiatives in India and China.

Overall, group operating loss was $(208.5) million in 2002, compared to a profit of $88.9 million in 2001.

Point-to-point container shipping

In 2002, net operating costs in point-to-point container shipping increased by $235.3 million, or 5.8 per cent., from $4,042.8 million to $4,278.1 million. This led to an operating loss of $(203.5) million in point-to-point container shipping services in 2002 (compared to an operating profit of $90.4 million in 2001).

—Operations costs

Operations costs increased by $129.7 million, or 6.9 per cent., from $1,864.6 million in 2001 to $1,994.3 million in 2002, while volume growth in 2002 was 11.8 per cent. Exchange rates were very similar in both years and had no material influence on operations costs. The increase in operations costs was slower than the increase in volumes shipped, reflecting cost cuts in the face of falling freight rates, in particular in relation to services and goods purchased from third parties. In addition, increased service coverage in Asia helped contain costs, as it reduced the use of third party feeder services required as P&O Nedlloyd services called at more ports.

—Vessel provision costs

Vessel provision costs increased by $81.3 million, or 7.5 per cent., from $1,077.8 million in 2001 to $1,159.1 million in 2002.

Total vessel provision costs (excluding bunkers) in 2002 amounted to $698.2 million, compared to $679.2 million in 2001. P&O Nedlloyd's fleet expanded, with an overall increase of 8.7 per cent. in slot day capacity, but the charter market was weak which allowed the company to reduce its short-term charter costs. In 2001, vessel provision costs were also reduced by payments received from Grand Alliance members in respect of over-provision of slot capacity by P&O Nedlloyd.

Costs in respect of vessels that were owned or held under finance lease arrangements or bareboat charters represented 48.9 per cent. of total vessel provision costs (excluding bunkers) (2001: 54.1 per cent.), and vessels held under operating lease arrangements or time charters 49.8 per cent. (2001: 52.1 per cent.). The decrease in costs in respect of vessels that were owned or held under finance lease arrangements or bareboat charters reflected a reduction in capacity of such vessels. The increase in costs in respect of vessels held under operating lease arrangements or time charters reflected an increase in overall capacity of 16.3 per cent., partially offset by a reduction in more expensive short-term charters.

Bunker costs (before hedging) amounted to $454.7 million in 2002 (2001: $398.3 million), or 9.3 per cent. (2001: 8.6 per cent.) of P&O Nedlloyd's net operating costs. Included within the amount in 2002 is $6.2 million (2001: $0.3 million) of additional cost arising from hedging activities. The increase in bunker costs reflected both an increase in the volume of bunker purchased, and an increase in the price of bunker. In 2002, P&O Nedlloyd purchased 3.2 million tonnes of bunker (2001: 3.0 million tonnes) at an average price per tonne, excluding diesel and before hedging, of $141 (2001: $135).

—Administration expenses

P&O Nedlloyd's total administration expenses (including administration expenses relating to logistics services and other activities) increased by 0.7 per cent., from $616.6 million in 2001 to $621.5 million in 2002.

Administration costs relating to point-to-point container shipping services represented 10.9 per cent. of net operating costs in 2002, compared to 11.9 per cent. in 2001.

Despite the volume increases in 2002 and the inclusion of the results of the businesses acquired from the Gilbert group of companies in the second half of the year, total payroll costs (including payroll costs relating to logistics services and other activities and the payroll costs included in vessel provision costs above) only increased by $8.7 million, or 2.1 per cent., from $405.4 million in 2001 to $414.1 million in 2002. Aggregate gross wages and salaries increased by $17.0 million, or 4.9 per cent., from $347.4 million in 2001 to $364.4 million in 2002, and employers' pension contributions decreased by $9.5 million, or 30.1 per cent., from $31.6 million in 2001 to $22.1 million in 2002. This containment of

payroll costs mainly resulted from the introduction of the service centres and staff reductions. The decrease in employers' pension contributions in 2002 reflected one-off credits arising out of the finalisation of the Nedlloyd—P&O joint venture arrangements.

Information technology and communication costs increased from $89.5 million in 2001 to $95.3 million in 2002, largely due to implementation in 2001 of Focus 2, and the charge of a full year's depreciation in 2002 in respect of externally developed software purchased part way through 2001.

Property costs increased from $67.2 million in 2001 to $79.1 million in 2002, largely due to the inclusion of the costs of the businesses acquired from the Gilbert group of companies in the second half of 2002.

—Container costs

Container costs increased by $19.1 million, or 6.1 per cent., from $313.6 million in 2001 to $332.7 million in 2002. In 2002, the additional fleet required to compete in the global reefer market was delivered and the reefer containers on the Australia-New Zealand/Europe and North America trades were upgraded. Financing of these assets was by means of operational leases, leading to an increase in operational lease expenditure, which was the main reason for the increase in container costs overall.

—Port and canal costs

Port and canal costs increased by 11.4 per cent., from $236.1 million in 2001 to $263.5 million in 2002. This was a reflection of the changing service pattern and volume growth.

Logistics services

In 2002, net operating costs in logistics services increased by $40.7 million, or 11.5 per cent., from $355.7 million in 2001 to $396.4 million in 2002. This led to an operating loss of $(6.8) million from logistics services in 2002 (2001: $(3.8) million). The increased loss in 2002 primarily reflected the inclusion of the results of the business as acquired from the Gilbert group of companies in the second half of 2002.

Other activities

In 2002, net operating costs from other activities decreased by $35.4 million, or 15.8 per cent., from $224.2 million in 2001 to $188.8 million in 2002. This resulted in an operating profit of $1.8 million from other activities in 2002 (2001: $2.3 million). The reduction in costs was mainly due to a reduction in slot sales to other lines (which led to a reduction of costs associated with providing such slots) and a reduction of costs at the road haulage companies.

Share of operating results of joint ventures and associates

P&O Nedlloyd's share of operating results of joint ventures was $(6.0) million in 2002 (2001: $(1.4) million). The share of operating results of joint ventures in 2002 and 2001 primarily reflected losses at the Port Newark Container Terminal in the United States.

P&O Nedlloyd's share of operating results of associates was $(20.1) million in 2002 (2001: $(0.2) million). The decision to participate in the management of INTTRA in 2002 led to a change in its accounting treatment, from an investment to an associate, and as a result all losses incurred to the end of 2002 were accounted for in 2002. The share of operating results of associates in 2002 also reflected losses at the Dutch shipping partnerships.

Profit/(loss) on the sale of fixed assets

Profit/(loss) on sale of fixed assets was $(11.4) million in 2002 (2001: $0.3 million profit). The loss in 2002 mainly reflected sales of ships at less than book value, partially offset by a profit on the sale and leaseback of P&O Nedlloyd's office in London.

Net interest payable and similar items

Net interest payable and similar items amounted to $(47.2) million in 2002, compared to $(54.8) million in 2001. The decrease reflected a reduction in interest rates which had a positive effect on amounts due under P&O Nedlloyd's floating rate borrowings under its revolving credit facility.

Tax on profit/(loss) on ordinary activities

Tax on profit/(loss) on ordinary activities amounted to $(11.9) million in 2002 and $(10.6) million in 2001.

Net income

Net income (retained profit/(loss) for the financial year transferred to reserves) decreased by $325.2 million, from a profit of $20.8 million in 2001 to a loss of $(304.4) million in 2002, mainly due to freight rate decreases.

Liquidity and capital resources

Historically, P&O Nedlloyd's principal sources of liquidity have been cash from operating and financing activities.

Cash flow

Net cash inflow from operating activities

Net cash inflow from operating activities was $360.1 million in 2001, $135.9 million in 2002 and $380.5 million in 2003. The level of cash flow from operating activities in 2001 and 2003 primarily reflected the group operating profits in those periods ($88.2 million in 2001 and $89.4 million in 2003, compared to an operating loss of $(208.5) million in 2002).

Returns on investments and servicing of finance

Net cash outflow from returns on investments and servicing of finance was $62.7 million in 2001, $50.0 million in 2002 and $44.7 million in 2003. Net cash outflow from returns on investments and servicing of finance principally comprises interest received and paid, and interest paid under finance leases. The actual interest payments in 2002 and 2003 were lower than in 2001 due to the reduction in interest rates.

Taxation

Net cash outflow for taxation was $9.5 million in 2001, $11.9 million in 2002 and $12.5 million in 2003.

Capital expenditure and financial investment

Net cash outflow for capital expenditure and financial investment was $165.9 million in 2001, $7.2 million in 2002 and $91.8 million in 2003. Net cash outflow for capital expenditure and financial investment comprises purchases of fixed assets (such as computer equipment and software), purchase of investments and sales of fixed assets and investments. Cash outflow arising from purchases of fixed assets of $162.1 million in 2001 mainly related to computer equipment and software development ($105.5 million), purchases of containers ($27.3 million), purchases of property ($10.4 million) and dry docking costs ($8.7 million).

Cash outflow arising from purchases of fixed assets of $79.1 million in 2002 mainly related to computer equipment and software development ($78.0 million). Cash outflow arising from purchases of fixed assets in 2003 mainly related to computer equipment and software development.

Cash outflow arising from purchases of investments of $36.8 million in 2001 mainly related to INTTRA ($18.5 million), Port Newark Container Terminal ($15.5 million). Cash outflow arising from purchases of investments of $12.2 million in 2002 mainly related to investments in INTTRA ($2.9m) and investments in German partnerships established to finance ships ($8.2m). Cash outflow arising

from purchases of investments of $28.4 million in 2003 mainly related to an additional investment of $25.0 million in the Port Newark Container Terminal.

Cash inflow arising from sales of fixed assets and investments of $33.0 million in 2001 mainly related to ships ($14.0 million) and containers ($15.7 million). Cash inflow arising from sales of fixed assets and investments of $84.1 million in 2002 mainly related to property ($54.2 million), ships ($19.5 million) and containers ($9.7 million). Cash inflow arising from sales of fixed assets and investments of $14.6 million in 2003 mainly related to ships ($8.1 million) and containers ($4.7 million).

Acquisitions

Net cash flow used for acquisitions was $25.4 million in 2002 and provided $1.5 million in 2001 following the acquisition by P&O Nedlloyd of $0.6 million of additional shares in its road haulage associate in South Africa. This changed it from an associate to a subsidiary and significant cash balances held by the associate were consolidated, leading to the net cash inflow from acquisitions in 2001. No cash flow was used for acquisitions in 2003. The $25.4 million in 2002 related to P&O Nedlloyd's acquisition of substantially all of the operating assets and liabilities of the Gilbert businesses, a group of logistics companies based in the United States.

Financing

Net cash outflow from financing was $126.1 million in 2001 and $158.9 million in 2003. Net cash inflow from financing was $50.6 million in 2002. Net cash outflow from financing in 2003 was primarily related to loan repayments of $220.0 million and finance lease capital payments of $47.1 million. Loan drawdowns in 2003 amounted to $108.2 million. In 2002, loan drawdowns amounted to $273.8 million, loan repayments amounted to $191.0 million, and finance lease capital payments amounted to $32.2 million. Net cash outflow from financing in 2001 was primarily related to loan repayments of $146.0 million, finance lease capital payments of $41.0 million. Loan drawdowns in 2001 amounted to $60.9 million.

Other sources of liquidity

P&O Nedlloyd's principal sources of financing are a revolving credit facility, a receivables securitisation programme and certain other short-term credit facilities. P&O Nedlloyd expects its revolving credit facility to be repaid and cancelled in March 2004, following implementation of the German sale and leaseback transactions described below under "—Vessel Financing Structures—German financing transactions—Existing vessels". P&O Nedlloyd expects that these arrangements will provide it with an additional $225 million of liquidity.

$360 million revolving credit facility

P&O Nedlloyd has a revolving credit facility agreement (the "Revolving Credit Facility"). The maximum amount available under the Revolving Credit Facility is $360 million of which, as at 31 December 2003, P&O Nedlloyd had drawn $100 million. As at 3 March 2004, $100 million was drawn. Under its terms, the Revolving Credit Facility must be repaid in July 2004. P&O Nedlloyd expects this facility to be repaid, and cancelled, in March 2004, using proceeds from certain sale and leaseback transactions described below (see "—Vessel Financing Structures—German financing transactions").

Securitisation programme

P&O Nedlloyd has a securitisation programme (the "Securitisation Programme") to enable it to securitise certain of its receivables. The maximum amount that may be raised under the Securitisation Programme is $150 million. As at 31 December 2003, $125 million was outstanding under the Securitisation Programme, and as at 3 March 2004 $100 million was outstanding. P&O Nedlloyd may continue to deposit eligible receivables into the pool for securitisation until at least May 2004. Under the terms of the Securitisation Programme, P&O Nedlloyd is responsible for all obligations owed to the securitisation counterparty.

Other credit facilities

P&O Nedlloyd also has various other short-term credit facilities (the "Short-Term Facilities"), totalling an additional $100 million in available credit. As at 31 December 2003, P&O Nedlloyd had drawn $50 million under the Short-Term Facilities, and as at 3 March 2004 nothing was drawn.

Vessel financing structures

General

P&O Nedlloyd operates its vessels using a range of different structures. The five basic ways in which a vessel can be held/used are as follows:

- a vessel may be owned by P&O Nedlloyd, in which case P&O Nedlloyd will also be responsible for the management of the ship (for example, supplying crew and dry docking) and assumes the risk of the residual value of the vessel. The vessel will appear in P&O Nedlloyd's balance sheet. There may or may not be a mortgage over the ship;
- a vessel may be held by P&O Nedlloyd under the terms of a finance lease, in which case ownership of the vessel remains with the lessor, but P&O Nedlloyd is responsible for the management of the ship and assumes the risk of the residual value of the vessel at the end of the lease arrangement. The vessel will appear in P&O Nedlloyd's balance sheet;
- a vessel may be held by P&O Nedlloyd under the terms of an operating lease, in which case ownership of the vessel remains with the lessor, but P&O Nedlloyd is responsible for the management of the ship. The lessor assumes the risk of the residual value of the vessel at the end of the lease arrangement, and the vessel will not appear in P&O Nedlloyd's balance sheet;
- a vessel may be used by P&O Nedlloyd under the terms of a time charter, in which case the owner is responsible for the management of the ship. The owner assumes the risk of the residual value of the vessel at the end of the charter arrangement, and the vessel usually will not appear in P&O Nedlloyd's balance sheet (although this is not the case in the arrangements described under "— German financing transactions" below); and
- a vessel may be used by P&O Nedlloyd under the terms of a bareboat charter, in which case P&O Nedlloyd is responsible for the management of the ship. The owner assumes the risk of the residual value of the vessel at the end of the charter arrangement, and the arrangement is treated in the same way as an operating lease in P&O Nedlloyd's balance sheet.

Operating leases, time charters and bareboat charters may include an option to purchase the vessel and/or to extend the lease/charter arrangement.

The accounting treatment of the arrangements described above will depend on the characteristics of each individual contract. In general terms, a vessel will appear on P&O Nedlloyd's balance sheet if the relevant arrangement has the characteristics of ownership. In this regard, consideration is given to matters such as the length of a lease compared to the life of the vessel, who bears the risk of the residual value of the vessel at the end of the arrangement, and whether there is an option to purchase which is likely to be exercised.

The following table sets out details of how P&O Nedlloyd's vessel fleet is currently held/used, before implementation of the arrangements described in "German financing transactions" below:

	Number of vessels	Capacity of vessels (TEU)
Type of arrangement		
Owned	26	80,330
Finance lease	6	31,576
Operating lease/bareboat	16	79,756
Time charter	106	225,070
Total	154	416,732

P&O Nedlloyd uses a range of different structures to finance its vessel fleet. A large part is effected through U.K. tax based leasing transactions, though other structures (such as Dutch partnerships, and Danish and U.S. tax based leasing transactions) are also used. These vary from relatively straight forward finance and operating lease transactions (where the lessor is provided little or no additional security over and above that inherent in the asset being leased and guarantees from P&O Nedlloyd group companies) to more complicated defeased and secured lease transactions and lease and sub-lease transactions.

The leasing arrangements entered into by P&O Nedlloyd are often designed and entered into in order to obtain competitive financing costs and sometimes operating lease treatment. However, in accordance with market practice in the United Kingdom, the rentals payable under these lease transactions are variable (both upwards and downwards) and are contingent on, inter alia, the assumed tax position of the relevant lessor and possible changes in tax law. Such changes would include, for example, changes in United Kingdom corporation tax or capital allowance (tax depreciation) rates. The rentals payable by P&O Nedlloyd could be increased if the lessor's entitlement to claim capital allowances (tax depreciation) in the United Kingdom were to be reduced or denied. It is important to note that the availability of capital allowances may not be confirmed until some years after the relevant transaction was signed, depending on the finalisation of the tax affairs of a particular lessor. See "Risk Factors—Risks relating to P&O Nedlloyd—Changes in applicable law, including tax law, could have a material adverse effect on P&O Nedlloyd's financing arrangements".

German financing transactions

General

P&O Nedlloyd is in the process of implementing a structure under which it will finance a number of existing and new vessels. P&O Nedlloyd is using the structure to sell and leaseback 14 vessels it currently owns, and to finance a further 17 new vessels. In summary, title to the vessels will be held by German partnerships ("KGs"), which will be financed by third party investors (through a combination of equity investments and loans). The KGs will enter into time charter agreements with a wholly-owned subsidiary of the P&O Nedlloyd group (Blue Star Chartering GmbH), and Blue Star Chartering will sub-time charter the vessels to P&O Nedlloyd group companies. The ships will be managed by Reederei Blue Star GmbH, another wholly-owned subsidiary of P&O Nedlloyd, pursuant to management agreements between the KGs and Reederei Blue Star. Under these arrangements, the KGs (as owners) assume the risk of the residual value of the vessels at the end of the charter arrangements. The vessels will appear in P&O Nedlloyd's financial statements (on balance sheet as finance leases for the existing vessels which P&O Nedlloyd is to sell to the KGs, and off balance sheet as operating leases for the new vessels). P&O Nedlloyd will have various options at the end of the primary charter arrangements. The existing vessels will be chartered to Blue Star Chartering and sub-time chartered to P&O Nedlloyd for terms of 12 years, and the new vessels will be chartered to Blue Star Chartering and sub-time chartered to P&O Nedlloyd for terms of five to 15 years.

The KGs will grant mortgages over the vessels to the banks that lend money to them, and P&O Nedlloyd will issue guarantees to the lending banks in respect of the P&O Nedlloyd group obligations under the sub-time charter arrangements.

Existing vessels and use of proceeds

Documentation for the loans to the KGs was signed in December 2003. The equity investments in the KG have been underwritten by a German finance house. P&O Nedlloyd expects to transfer title to the 14 vessels to the KGs by the end of March 2004. At that point, they will be immediately chartered back to P&O Nedlloyd group companies. The value of the vessels to be transferred by P&O Nedlloyd in its balance sheet is expected to be $660 million at the time of transfer. P&O Nedlloyd will receive the same amount from the KGs upon transfer of title to the vessels, but will be required to deposit $75 million of this with the banks that are lending money to the KGs as collateral. Of the remaining sale proceeds, P&O Nedlloyd will be required to repay amounts due under the Revolving Credit Facility (expected to be $100 million), and intends to use $100 million to reduce amounts outstanding under the Securitisation Programme and the Short-Term Facilities. On balance, and after allowing for the $75 million to be placed on deposit as collateral, P&O Nedlloyd expects these arrangements to provide it with an additional $225 million in liquidity.

New vessels

P&O Nedlloyd has ordered 17 new vessels which will be financed through the KG structure described in "—General" above. Six have already been delivered, and the remainder are expected to be delivered in the next three years. Further details of these new vessels are set out in "Business—P&O Nedlloyd—Vessels and containers—Vessels on order".

P&O Nedlloyd would like to use the German financing structure described above to finance further ships in future. Its ability to do so will, however, be limited by U.K. and Dutch tonnage tax regimes which it has opted into, which require P&O Nedlloyd to own or hold on bareboat charter a minimum proportion of its vessels. See "Risk Factors—Risks relating to P&O Nedlloyd—If P&O Nedlloyd becomes unable to participate in the tonnage tax regimes in the United Kingdom and The Netherlands, this could have a material adverse effect on its financial condition and results of operations".

Vessels on order

In addition to the 17 new vessels on order which are to be financed through the German financing transactions described above, P&O Nedlloyd has a further 12 vessels on order, as described in "Business—P&O Nedlloyd—Vessels and containers—Vessels on order".

Contractual obligations of P&O Nedlloyd

The following table sets out P&O Nedlloyd's known contractual obligations as at 31 December 2003:

	Payment due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			($ millions)		
Long-term debt obligations	275.0	237.7	9.2	28.1	—
Finance lease obligations	467.3	54.2	48.2	104.5	260.4
Operating lease obligations					
—Ships	1,738.7	450.5	310.8	519.2	458.2
—Land and buildings	357.5	43.3	34.1	82.4	197.7
—Containers	666.2	134.5	114.3	271.9	145.5
—Other[1]	100.4	23.1	20.6	47.3	9.4
Total	3,605.1	943.3	537.2	1,053.4	1,071.2
Vessels on order	1,210.2	12.9	64.9	346.9	785.5

Note

(1) Includes chassis (trailers), trucks and office equipment.

The trend in the recent past has been for P&O Nedlloyd to move away from ownership of its vessels and containers to leasing and/or (in the case of vessels) chartering them. This reduces the costs associated with ownership of assets, but increases payments due under lease/charter arrangements.

New vessels currently under construction will add future lease commitments of $1,210.2 million.

Capital expenditures of P&O Nedlloyd

The following is a summary of P&O Nedlloyd's historical capital expenditure for the periods indicated:

	Year ended 31 December		
	2001	2002	2003
		($ millions)	
Ships	8.8	5.6	2.8
Containers	27.3	2.0	0.1
Land and buildings	10.4	6.3	2.7
Computer equipment and software	105.6	85.4	59.1
Other assets	10.0	9.9	13.3
Sub-total	162.1	109.2	78.0
Joint ventures and associates	36.8	12.2	28.4
Total	198.9	121.4	106.4

Capital expenditure on ships in each of 2001, 2002 and 2003 primarily related to dry docking costs.

Capital expenditure on containers in 2001 primarily related to the expansion of the fleet, and in 2002 and 2003 to containers purchased on the expiration of operation leases.

Capital expenditure on land and buildings in 2001 primarily related to the refurbishment of P&O Nedlloyd's London and U.S. offices. In 2002, capital expenditure on land and buildings mainly related to Indian, U.S. and U.K. offices, and in 2003 to Indian and U.S. offices.

Capital expenditure on computer equipment and software in each of 2001, 2002 and 2003 primarily related to expenditure on the Focus programme, and e-commerce and logistics systems.

Capital expenditure on joint ventures and associates in each of 2001, 2002 and 2003 reflected P&O Nedlloyd's investments in Port Newark Container Terminal and INTTRA.

See also "—Liquidity and capital resources—Cash flow—Capital expenditure and financial investment" above.

OUTLOOK

With the favourable trend in freight rates, and provided trade growth continues as in 2003, the outlook for the container shipping industry remains positive for 2004, although cost pressures remain from currency movements, high bunker prices and rising charter rates. P&O Nedlloyd will target further cost savings through the optimisation of cargo selection, improved asset management and the ongoing implementation of the company's new business management and information system, Focus. This, together with the completion of the PONL Acquisition, will give the company the increased strategic and financial flexibility to enable it to benefit fully from the positive outlook for the industry.

INDUSTRY OVERVIEW

P&O Nedlloyd's core business is the provision of point-to-point container shipping services. The company also provides a wide range of related logistics services. The overall markets for both of these service offerings are described below.

Container shipping

Overview

Container shipping was first introduced in the 1960s and has expanded rapidly and continuously, becoming the dominant method for the international transportation of a broad spectrum of industrial and consumer goods, including raw materials and semi-manufactured and finished consumer goods. The container shipping industry has not only facilitated growth in world trade in manufactured and consumer goods, but, because of its security, simplicity, efficiency and low cost as compared to other methods of delivery, has itself become a driver of global manufacturing, and thus world trade growth. The industry's annual volume growth has, on average, been more than double the growth in gross world product over the last 20 years.

"Point-to-point" container shipping is an integrated intermodal service consisting of maritime-only port-to-port services with the additional provision of land-based transportation services via truck, rail, barge or a combination of these three, for transportation between a seaport and a given inland location (typically a railhead, ramp, container yard or depot). From the inland location, another local inland move will occur, organised by either the carrier or the customer, to or from the point of loading or discharge of the container. A "door-to-door" container shipping service is one in which this last local inland move is also carried out by the carrier.

A typical point-to-point container shipment will start with the customer's truck picking up an empty container from the carrier's inland depot, taking it to his premises for packing and returning the filled and sealed container to a railhead, ramp, container yard or depot nominated by the carrier. From there the carrier will arrange transport by rail, barge or truck to a container port, where it is loaded onto a container ship. The container is shipped either directly to the destination port or via a hub, where it is transferred to another ship. When the container arrives in the final destination port, it is off-loaded from the ship, and transported by rail, barge or truck to an inland "point" from which the customer (or the carrier if so requested) arranges transport to the place where the container will be unpacked, with the empty container then being returned to the carrier's depot.

Shipping containers are modular metal boxes of standardised dimensions, generally 20 or 40 feet long, eight and a half feet or nine and a half feet high, and eight feet wide. The standard measure is a 20-foot equivalent unit, or "TEU". A container 20 feet in length represents one TEU, and a 40-foot container represents two TEU.

Carriers operate regularly scheduled services between a series of ports, generally operating on a fixed day each week. A "loop" is defined as one such weekly service operating with a fixed number of ships on a continuous weekly rotation. A route or service may comprise a number of such loops, thus providing several opportunities per week to ship between key ports. Main ports with large volumes of cargo are generally served by direct services. Smaller ports, and those away from the direct route of a service, are generally served by smaller feeder ships. Carriers generally select a number of strategically placed "hubs" where cargo is transferred between the large deep-sea vessels and the smaller feeder vessels, for carriage between the hub and the actual port of loading and discharge.

The carrier is sometimes only responsible for the maritime port-to-port leg of the delivery, with customers or intermediaries arranging the inland legs. However, certain carriers, including P&O Nedlloyd, offer both maritime port-to-port, and point-to-point, services. Some carriers emphasise maritime services, while others, including P&O Nedlloyd, focus on offering point-to-point services.

Container shipping has reduced transit times for customers' cargo, substantially reduced damage to and theft of goods, reduced handling costs and improved the turnaround time of ships in ports. Investments by carriers in larger ships, port and inland transport infrastructure, containers and information systems, as well as more efficient use of assets, have contributed to lower transport costs and improved operating efficiency. This has created opportunities for companies in a broad variety of industries to obtain materials and finished goods from a wider range of locations throughout the world.

Carriers handle a diverse range of products shipped by thousands of individual customers. According to an industry expert, world container shipping volumes (measured by container traffic) have grown from approximately 13.5 million TEU in 1980 to approximately 86 million TEU in 2003, representing a compound annual growth rate, or CAGR, of 8.4 per cent. By contrast, for the same period, gross world product has grown at a CAGR of 3.3 per cent. in real terms, and worldwide trade, which includes all goods and services, grew at a CAGR of 5.4 per cent. The container shipping industry is estimated to have generated approximately $100 billion of turnover for carriers in 2003.

The container shipping market

Within the worldwide container shipping market, the largest volumes are seen in the "East/West trades" (a "trade" being a movement of cargo between two land masses), the largest three of these being the Transpacific, Asia-Europe and Transatlantic. In addition, the Intra-Asia trade is also a high volume trade, and there are also a large number of smaller trades, which can be grouped into the markets of Africa, Australasia and Latin America (generally referred to as the "North/South trades").

Global carriers, of whom P&O Nedlloyd is one, provide comprehensive coverage of both East/West and North/South trades. Many other of the top 20 carriers cover the East/West trades, but have limited coverage geographically in the North/South trades. A few regional carriers specialise in niche sectors of the North/South trades, or in geographically restricted markets such as Intra-Asia.

The Transpacific and Asia-Europe trades are generally served by the global carriers operating the largest ships, currently up to 8,000 TEU in capacity. The Transatlantic trade, covering trade between North America and Europe, is typically served by medium-sized ships of 3,000 to 4,000 TEU in capacity. The North/South trades are typically served by small- to medium-sized ships of 1,500 to 3,500 TEU in capacity, often with their own on-board lifting gear to operate in ports with no shoreside cranes, and with significant refrigerated cargo, or "reefer", capacity if serving the northbound refrigerated commodity markets from Australasia, Latin America and South Africa.

The Intra-Asia trade, which comprises a large number of distinct sea routes in the Asian market, is served by a mixture of long-haul services, which carry Intra-Asia cargo on one leg of a deep sea route, and shorter dedicated services, operated with smaller vessels, which often function as feeder services for the deep sea trades.

Structural imbalances

Significant global imbalances exist in the container shipping industry. These imbalances exist because some regions of the world produce and export more goods than they import and consume, while others import and consume more than they produce and export. The main driver of change in structural imbalance is the increasing level of manufacturing outsourcing to new areas, especially China, but also southeast Asia, India and Latin America.

The structural imbalance in the container shipping industry reflects the United States' significant, and growing, trade imbalance with the rest of the world. The ratio of total container imports to, versus exports from, the United States, has grown from a ratio of 1.15:1 in 1997 to an estimated ratio of 1.90:1 in 2003. This trend is most pronounced in the Transpacific trade, and less so in the Transatlantic trade. P&O Nedlloyd believes that this trend is likely to continue, with continued outsourcing of manufacturing to the Asia Pacific region. Currency exchange rates also have an influence on this structural imbalance, and while Asian currencies tend to move in line with the United States dollar, the recent weakness of the United States dollar, particularly against the euro, has been bringing the Transatlantic trade into closer balance than the Transpacific trade.

Similar trends of structural imbalance have been observed in the Asia - Europe trade as well. The ratio of cargo traffic travelling on the dominant Asia to North Europe leg, versus the non-dominant return leg, has grown from 1.41:1 in 1997 to 1.67:1 in 2003, while the ratio of cargo carried on the dominant Asia to Mediterranean leg, versus the non-dominant return leg, has grown from 1.51:1 in 1997 to 2.61:1 in 2003.

There is limited action that carriers can take to mitigate the effects of these structural imbalances, particularly where a whole continent, or entire market, rather than just a particular trade or country, exhibit such imbalances. One possible strategy is to design services so that dominant legs of different

trades are covered within the same service, for example, carrying cargo from Europe to the Red Sea and Arabian Gulf (the dominant leg of this trade) on the non-dominant leg of the Asia - Europe trade. However, there are limits to the opportunities which exist for this approach.

Because aggressively pursuing a higher market share on the non-dominant leg generally drives rates down to a level where it is more remunerative to carry empty rather than loaded containers, most carriers' strategy is generally to ensure that dominant leg freight rates cover the cost of the empty ship space and container on the non-dominant leg, and pursue rigorous operational procedures to ensure that ships return on their non-dominant leg full of containers, either empty or full, in order to be able to continue to supply containers for a dominant leg.

Industry fundamentals

Between 1996 and 1998, container shipping capacity grew faster than demand for container shipping services. This situation, coupled with the Asian economic crisis in 1998, caused a sharp decline in industry profitability in 1998. In 1999, improved container volumes due to higher demand, combined with lower deliveries of new ship capacity, led to an improved balance between supply and demand and to higher freight rates, particularly in the Asian export markets. In 2000, stable freight rates and a further improved balance between supply and demand generally resulted in substantially improved profitability among carriers. In 2001, however, a 7.8 per cent. increase in global container shipping capacity outpaced the 2.2 per cent. growth in international container trade, which was adversely affected by the global economic slowdown, particularly in the United States. These combined factors had a negative impact on the industry's profitability in 2001. Since the Asian economic crisis in 1998, carriers have demonstrated a greater willingness to rationalise services on all routes, mainly through vessel sharing, slot swap/exchange and slot charter agreements. See "—Inter-Carrier Co-Operation".

Following the downturn in 2001 and in part of 2002, rapid double figure growth on peak legs eradicated the surplus capacity which had been apparent in 2002, and subsequently international container trade is believed to have grown by about 10 per cent. in 2003, compared to a seven per cent. increase in global container shipping capacity. Currently the market for space is generally extremely tight, with practically no spare container ships available in the world.

Industry experts forecast that world container trade volume will grow at nine per cent. in each of 2004 and 2005, while container shipping capacity (after scrapping) will grow at eight per cent. in each of 2004 and 2005. Industry experts estimate that a little over half of this new capacity will be available on ships that can carry more than 5,000 TEU. It is also believed that nearly all these larger ships will be deployed either in the Asia-Europe or Transpacific markets.

Industry consolidation

The container shipping industry has undergone gradual consolidation through mergers and acquisitions, while many of the largest carriers have also expanded through organic growth. As a consequence, there has been some concentration among the largest 20 carriers worldwide. P&O Nedlloyd estimates that, in 1996, the largest 20 carriers accounted for approximately 50 per cent. of industry capacity, compared to approximately 74 per cent. today. Nonetheless, the industry is still relatively fragmented with a large number of participants, and no single company currently controls more than 12.3 per cent. of total global container ship capacity.

P&O Nedlloyd believes that the cyclicality of the international container shipping market is likely to lead to continued industry consolidation, including through mergers and acquisitions—although the timing is uncertain. However, concentration of market share is also occurring progressively as some carriers pursue aggressive organic growth, while others fail to grow with the market.

Inter-carrier co-operation

Several exemptions from E.U., U.S. and other antitrust laws applicable to container carriers allow limited intra-industry co-operation. See "Regulatory Matters—Maritime Regulations". This co-operation takes two forms:

Co-operation agreements

Co-operation agreements consist of vessel sharing, slot swap/exchange and slot charter agreements. Under vessel sharing agreements, carriers each contribute a certain number of vessels on a trade route and allocate a fixed proportion of the container space on the vessels to each other, to be used as each carrier may require. Under a vessel sharing agreement, no payments are exchanged (except where slots are also purchased, or routing costs need redistributing), and the gains and losses from the carriage of cargo on the service that each carrier operates are not shared with the other party. Under a swap agreement, carriers "swap" slots on each other's vessels where either the vessels operate as part of the same integrated service, or the swap takes place between different loops, or different services. Each carrier therefore benefits from a greater frequency of service and/or a greater geographical coverage. Slot charter agreements are fundamentally the same as slot swap/exchange agreements, but they involve the purchase, rather than exchange, of slots, and need not be reciprocal.

Vessel sharing agreements where a group of lines co-operate across a range of trades (typically the main deep sea East/West trades), rather than just on a single trade, are referred to as "alliances". There are currently three major alliance groups: the Grand Alliance, of which P&O Nedlloyd is a member, the New World Alliance and an unnamed alliance between Cosco Container Lines, Kawasaki Kishen Kaisha Limited, Yang Ming Marine Transport Corporation and Hanjin Shipping. See "Business—P&O Nedlloyd—Service Network".

Further details of these arrangements are set out in "Management's Discussion and Analysis of Financial Condition and Results of Operations—P&O Nedlloyd—Factors affecting Results of Operations of P&O Nedlloyd—Co-operation Agreements".

Liner conferences and rate and discussion agreements

A liner conference or a rate and discussion agreement is an agreement under which a group of carriers who operate on a given trade jointly set certain freight rate parameters such as tariffs, surcharge rates with respect to bunker prices, currency exchange rates and war risk insurance, and other terms and conditions. Depending on the applicable law and jurisdiction, they may also have a role in co-ordinating capacity, making joint contracts with customers, and operating some form of cargo allocation mechanism ("pooling agreement") between them.

The purpose of liner conference and rate and discussion agreements is to maintain both stability of freight rates, and the provision of a high quality service to customers with adequate capacity for the requirements of the trade. However, the effectiveness of liner conferences and rate and discussion agreements in achieving those goals will depend on the share of the overall market represented by the conference or rate and discussion agreement, since a number of carriers choose to operate outside the conferences and rate and discussion agreements. P&O Nedlloyd participates in the relevant conferences on most of the trades served, as does a majority of the other major carriers.

Fleet characteristics

Most carriers do not own their entire fleet, but rather charter vessels from third parties to cover a certain proportion of their total capacity requirement. While ownership of vessels ensures a degree of volume availability and cost stability and provides carriers with assets, chartering offers a degree of flexibility to adjust capacity in response to fluctuations in demand. Short-term charters in particular allow carriers to adjust their fleet capacities rapidly in response to changes in demand for their services but with exposure to prices in the short-term charter market which can fluctuate significantly. Most carriers, including P&O Nedlloyd, employ a mix of owned, long-term chartered and short-term chartered vessels to match their requirements for both stability and flexibility.

In particular, short-term charter rates tend to rise and fall in response to the vessel supply situation against overall world demand. Ships are chartered for specified time periods, and usually have options enabling renewal at agreed prices, so charter rate movements tend to lag behind movements in freight rates.

Logistics

Overview

Logistics, an asset-light management service, is that part of the supply chain process that plans, implements, and controls the flow and storage of goods, services and related information between the point of origin and point of consumption, in order to meet customer requirements. The provision of logistics services allows container shipping companies to increase their role in all aspects of the management of the supply chain process, thus allowing their customers to outsource all aspects of their cargo management and transportation needs, allowing them, in turn, to focus on their own core businesses. Logistics services have been developed not only by container shipping lines, but by forwarding companies and express networks as well. All three types of entities involve extensive transportation networks and are favourably placed to offer the management of products moving through these networks. Typically, these information-driven management services are packaged together with critical operational activities at origin or destination and, in combination with the core transportation network, form the basis for the product to be delivered to the customer.

The development of logistics services in the shipping industry started with containerisation in the 1960s. Then, value-added services consisted mainly of consolidation of product flows into containers to optimise the load of the containers. In the last decade, such services have been enhanced with the arrival of track and trace systems, providing shippers the ability to maintain up-to-the-minute information on each article of cargo being transported. These systems have subsequently been transformed to web-based technology, and their functionality continues to improve. These developments in logistics services have provided added value to the international supply chains of companies with significant supply chain management processes, and for retailers in particular, who continue to source many different products from regions throughout the world, in particular the Far East and South Asia.

Industry fundamentals

The provision of logistics services is a growth industry. First, as logistics services are mainly asset-light activities, capacity issues are less significant than in the container shipping industry, thus eliminating one potential barrier to growth. Second, the outsourcing of such processes to logistics providers in both Europe and the United States is growing. Third, the general increase in overseas resourcing of goods means that even in the absence of economic growth, the market for logistics services may continue to grow.

STRATEGY OF P&O NEDLLOYD

Overview

P&O Nedlloyd's core business is the provision of point-to-point container shipping services. In order to support and complement its core business, it offers a range of value-added logistics services, from relatively simple freight management to sophisticated supply chain management. P&O Nedlloyd's vision is to be the recognised global leader in the point-to-point container shipping market, as measured by financial performance, customer satisfaction and staff engagement.

The key components of P&O Nedlloyd's strategy include continuing to:

- enhance its operational and financial performance;
- grow its core business profitably;
- develop its e-commerce capabilities;
- optimise the structure of its vessel fleet; and
- develop its logistics services.

Enhance operational and financial performance

In 2002 and 2003, P&O Nedlloyd executed a comprehensive cost cutting programme, which included the transfer of a significant amount of its back-office operations to lower cost service centres in India and China. Primarily through efforts on the procurement side (for example, re-negotiation of terminal, rail and road haulage contracts), better operational management of its vessels and containers, and the introduction of the service centres, P&O Nedlloyd estimates that it achieved annualised cost savings of $301 million in the 2002-2003 period (before restructuring costs of $28 million in 2002 and $19 million in 2003) and that overhead costs per TEU transported fell by approximately 15 per cent. between 2000 and 2003.

P&O Nedlloyd sees enhancing its operational and financial performance as a pre-requisite to the further development of its business. P&O Nedlloyd also expects the Focus business management and information system to deliver improved yield management while at the same time enhancing the quality of the service it delivers to customers.

P&O Nedlloyd will target further cost savings through the optimisation of cargo selection, improved asset management and the ongoing implementation of Focus. P&O Nedlloyd intends to make further use of service centres to reduce overhead costs. For further information on Focus, see "Business—P&O Nedlloyd—Business management and information systems".

Grow core business profitably

P&O Nedlloyd will seek to continue to build scale profitably. P&O Nedlloyd believes that it can leverage off its existing infrastructure to absorb further volume growth without a proportionate increase in its overhead costs. P&O Nedlloyd plans to focus its growth on profitable trades and in areas where it believes there is potential for growth, in each case bearing in mind its current market share in the relevant trades. P&O Nedlloyd intends to grow volumes in these trades at rates in excess of the growth of the trade itself, with a view to increasing its share of the global container shipping market. P&O Nedlloyd will continue to evaluate its position in less profitable trades.

In order to support its core business, P&O Nedlloyd has invested and will continue to invest in (i) terminals in strategic locations and (ii) inland infrastructure, such as rail haulage companies. While these interests in terminals and inland infrastructure do not represent a separate business venture of P&O Nedlloyd, they are nonetheless integral to the strategy of expanding and improving its level of service in key locations across its network. See "Business—P&O Nedlloyd—Services—Terminal investments" for further details of P&O Nedlloyd's terminal investments, and "Business—P&O Nedlloyd—Services—Inland transportation" for further details of P&O Nedlloyd's inland infrastructure.

Develop e-commerce capabilities

P&O Nedlloyd is committed to offering its customers a range of e-commerce channels through which to conduct business. It has a selection of both transactional and information products, and offers customers a choice of channels, including electronic data interchange ("EDI"), internet services, and INTTRA, the leading internet portal used in the container shipping industry. See "Business—P&O Nedlloyd—E-commerce". As e-commerce becomes an increasingly important means of transacting business in the industry, P&O Nedlloyd will seek to further enhance its e-commerce capabilities in order to remain at the forefront of developments in this area.

Optimise structure of the vessel fleet

The relative mix of owned and long-term chartered vessels in P&O Nedlloyd's vessel fleet will continue to be guided by the financing arrangements available. In the medium-term, P&O Nedlloyd expects the trend to continue to be one of moving away from ownership of vessels towards long-term charter arrangements. P&O Nedlloyd will maintain the proportion of vessels held by it on short-term charters at a level which will allow it to respond to any changes in demand and/or in vessel size requirements. Also, P&O Nedlloyd will continue to invest in larger, faster vessels to achieve greater economies of scale.

Develop logistics services

P&O Nedlloyd will continue to offer value-added logistics services to its customers, from relatively simple freight management through to sophisticated supply chain management packages, where these support and complement its core business. Such services enable P&O Nedlloyd's customers to outsource to P&O Nedlloyd all aspects of their shipping and supply chain needs.

BUSINESS

Koninklijke Nedlloyd

We are a holding company based in Rotterdam, The Netherlands. We have a 50 per cent. interest in P&O Nedlloyd, a global container shipping company. P&O Nedlloyd is currently a 50/50 joint venture between us and P&O. After the completion of the PONL Acquisition we will hold all but one of the shares in P&O Nedlloyd (which will be retained by P&O and which we will have the option to acquire for no consideration). We also hold a non-strategic 50 per cent. interest in Martinair, an airline based at Amsterdam's Schiphol airport.

The businesses of each of P&O Nedlloyd and Martinair are described below.

P&O Nedlloyd

Overview

P&O Nedlloyd is one of the world's leading providers of point-to-point container shipping services. To support this core business, it also offers a range of value-added logistics services, from relatively simple freight management to sophisticated supply chain management. Measured by fleet capacity (referred to in the industry as "standing slot capacity") at 1 January 2004, P&O Nedlloyd is the fourth largest provider of container shipping services in the world, linking virtually all parts of the globe and has one of the most extensive networks of direct services. As at and for the year ended 31 December 2003, P&O Nedlloyd had group turnover of $5,510.3 million, group operating profit of $88.2 million and total fixed assets of $1,881.0 million.

As at 31 December 2003, P&O Nedlloyd operated a modern fleet of 154 container ships with a total nominal capacity of 416,267 TEU, of which it chartered 122 and owned 32, and operated a 843,266-TEU fleet of containers, of which it leased 72 per cent. and owned the remainder. In 2003, P&O Nedlloyd transported 3.743 million TEU on behalf of a globally diversified base of more than 10,000 customers. P&O Nedlloyd offers a global network of services, together with supporting feeder services. P&O Nedlloyd's ships call at 229 ports in 94 countries with the support of more than 400 offices in 156 countries (the majority of which are owned, with the remainder operated in joint ventures or by local agents).

The following table provides certain information regarding P&O Nedlloyd's growth during the five years ended 31 December 2003:

	Year ended 31 December				
	1999	2000	2001	2002	2003
		($ millions, except for volumes)			
Volume (TEU '000s)	2,811	3,040	3,181	3,560	3,743
P&O Nedlloyd group turnover	4,048.2	4,505.8	4,711.6	4,654.8	5,510.3
Point-to-point container shipping services	*	*	4,133.2	4,074.6	4,816.9
Logistics services	*	*	351.9	389.6	489.6
Other services	*	*	226.5	190.6	203.8
P&O Nedlloyd group operating profit/(loss)	6.9	201.0	88.9	(208.5)	88.2
Point-to-point container shipping services	*	*	90.4	(203.5)	96.4
Logistics services	*	*	(3.8)	(6.8)	(11.1)
Other services	*	*	2.3	1.8	2.9

* Not available

Although P&O Nedlloyd itself was only formed in 1996, P&O Nedlloyd's parent companies have a long history in the shipping business. P&O's involvement in the shipping industry extends back to 1837, when the Peninsular Steam Navigation Company, as it was then known, signed its first commercial contract for carrying mail by sea between England, Portugal and Spain. Koninklijke Nedlloyd traces its origins to the founding of Koninklijke Nederlandsche Stoomboot-Maatschappij in 1856 by a group of enterprising Dutchmen, largely in response to the shipping shortages caused by the Crimean War. Both companies grew significantly throughout the nineteenth and early twentieth centuries through a combination of organic growth and mergers and acquisitions. Following the end of the Second World War, both companies responded rapidly to the growth in world trade and the

changing economic environment that led to increased containerisation in the shipping industry. Both companies continued to grow, and to steadily expand and broaden their route networks to include new and rapidly growing Atlantic and Pacific trades, until the joint venture in 1996 that resulted in the creation of P&O Nedlloyd.

Competitive strengths

P&O Nedlloyd's competitive strengths include the quality of its service offering and its diversified customer base, its Focus business management and information system and its management team.

Quality of service offering

P&O Nedlloyd believes that the quality of service offered by it distinguishes it from its competitors in the container shipping industry. P&O Nedlloyd's commitment to developing its business management and information system, Focus, its worldwide sales force equipped with e-commerce applications, its extensive range of direct port-to-port and feeder shipping services, and its logistics services which support and complement the core point-to-point shipping service, have together enabled P&O Nedlloyd to position itself at the high service end of the container shipping industry. P&O Nedlloyd believes it has better global direct services than any other container shipping company. P&O Nedlloyd has a strong market position in the high-growth Asia-Europe and Transpacific markets, with estimated market shares (based on volume shipped) of 8.1 per cent. and 3.6 per cent., respectively, at the end of 2003. P&O Nedlloyd has also achieved a strong position in the North/South trades where competition is less intense and margins are typically higher. In these markets especially, its ability to offer refrigerated cargo, or "reefer", services in combination with its other service offerings position P&O Nedlloyd as a market leader.

Diversified customer base

P&O Nedlloyd had more than 10,000 customers in 2003, diversified by both geography and industry. P&O Nedlloyd's customer portfolio consists of both freight forwarders and direct shippers, with whom P&O Nedlloyd in many cases has developed long standing relationships, which adds stability to the nature of its account base. Many of P&O Nedlloyd's customers are direct shippers responsible for controlling and shipping large amounts of cargo throughout the year. Furthermore, the diverse geographic regions and industries served by P&O Nedlloyd help to protect it against the adverse effects of economic fluctuations in a particular region or industry.

Business management and information system (Focus)

The Focus business management and information system has been designed to collect information and consolidate it in one worldwide integrated system, in order to enable P&O Nedlloyd to deliver consistent and reliable operational, commercial and customer information services. As the Focus system continues to be implemented across P&O Nedlloyd's worldwide network, the company expects that it will provide increasingly useful levels of analytical capability, allowing P&O Nedlloyd to pursue, in parallel, the related goals of better yield management and improved customer services.

Management team

P&O Nedlloyd's 24 most senior executives have an average of approximately 20 years of experience within the industry. The company relies upon this experience and knowledge within the organisation to optimise operational performance and profitability. The executive management team of P&O Nedlloyd consists of seven members, all highly qualified and experienced, who are responsible for driving the company forward. The main focus of this team is executing company strategy, improving financial performance and managing organisational change.

Services

P&O Nedlloyd's core business is the provision of point-to-point container shipping services. To support its core business the company also provides a range of related value-added logistics services.

Point-to-point container shipping

Point-to-point container shipping is P&O Nedlloyd's core activity. Substantially all of P&O Nedlloyd's revenue is derived from point-to-point container shipping or supporting services.

P&O Nedlloyd generally contracts for the entire point-to-point movement as principal. Even though P&O Nedlloyd may sub-contract part or all of the inland movement, the company remains in control of the entire intermodal journey, in order to be able to offer a quality, reliable service to customers, and to be able to provide information on the status of the container at any time. Customers remain free to contract with P&O Nedlloyd for the maritime port-to-port movement only, and make their own terrestrial transportation arrangements.

Service network

P&O Nedlloyd has one of the most extensive networks of direct services covering all the principal East/West as well as North/South trades, and operates its container shipping services in all the main intercontinental deep sea markets, as well as within Asia (the "Intra-Asia trade"), Europe (mainly between North Europe and the Mediterranean) and Latin America. P&O Nedlloyd's ships call at 229 ports in 94 countries with the support of more than 400 offices in 156 countries, the majority of which are owned, with the remainder operated in joint ventures or by local agents.

P&O Nedlloyd offers its point-to-point container shipping services to its customers in the markets in which it operates through a comprehensive network of different routes. The majority of these services are operated in conjunction with other shipping lines, either through the "Grand Alliance", a worldwide vessel-sharing arrangement among P&O Nedlloyd, Hapag-Lloyd, NYK, OOCL and MISC, other vessel sharing arrangements or swap and slot purchase agreements. See "—Co-operation Agreements", "Industry Overview—Inter-carrier co-operation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—P&O Nedlloyd—Factors affecting results of operations—Co-operation agreements".

Each of P&O Nedlloyd's markets is serviced by an offering of regularly scheduled ports of call and sailing times, dates and frequencies. Within particular trades, P&O Nedlloyd may operate a number of loops in order to maximise the number of direct port-to-port links and frequency of calls. In the main East/West trades (Transpacific, Asia-Europe and Transatlantic), P&O Nedlloyd offers services to its customers in all the main markets with a number of different weekly loops. These services are operated primarily through the Grand Alliance. In the North/South trades, P&O Nedlloyd has built sufficient market share in key trades to be able to offer high quality direct weekly services, normally in cooperation with one or two other similarly positioned lines. Where no direct connection is offered, P&O Nedlloyd operates pre- and on-carriage connections utilising either other deep sea services, or dedicated and/or third party feeder links. The great majority of P&O Nedlloyd's deep sea services and connecting feeder services run on fixed weekly schedules.

The table below illustrates the volume shipped, and turnover derived from point-to-point container shipping services, by P&O Nedlloyd in each of its principal trades for the last three years:

	Year ended 31 December					
	2001		2002		2003	
	Group turnover	Volume shipped	Group turnover	Volume shipped	Group turnover	Volume shipped
	($ m)	(TEU '000s)	($ m)	(TEU '000s)	($ m)	(TEU '000s)
Europe	1,846.8	1,434	1,717.7	1,554	2,099.8	1,616
Asia/Pacific	932.8	802	954.6	926	1,035.1	970
Americas	1,353.6	945	1,402.3	1,079	1,682.0	1,157
Total	4,133.2	3,181	4,074.6	3,560	4,816.9	3,743

"Europe" includes all cargo movements from Europe (including all countries bordering the Mediterranean Sea) to Asia, Australasia, Africa and Latin America, and vice versa. "Asia/Pacific" includes cargo movements between and within Asia, Australasia, Africa and Latin America. "Americas" includes cargo movements between North America and Europe, Asia, Africa, Australasia and Latin America.

P&O Nedlloyd's use of hubs and feeder services

While P&O Nedlloyd's network of services concentrates on providing direct links between major markets where it is economically sensible to do so, it also operates through a limited number of hubs utilising either dedicated or third party feeder systems to pre- and on-carry containers to and from the main line services from and to smaller ports not called at directly by the main line vessels. P&O Nedlloyd's main hubs include Hamburg, Germany; Cagliari, Italy; Damietta, Egypt; Jebel Ali, United Arab Emirates; Colombo, Sri Lanka; Singapore; Busan, Korea; and Manzanillo, Panama. These hubs provide opportunities for relay between the main network services, and are centres for local feeder networks.

At the hubs, containers are delivered by feeder services and are consolidated and loaded onto larger vessels sailing on P&O Nedlloyd's main line services. Alternatively, a container arriving at a hub on one of P&O Nedlloyd's main line services may be transferred to another main line service or, alternatively, to a smaller vessel for distribution along one of the feeder services.

P&O Nedlloyd maintains a team of employees in each of its hubs in order to provide the expertise that it requires to operate the hub-and-feeder system, to oversee the efficient transfer of containers, as well as to ensure that P&O Nedlloyd's vessels keep to their quoted transit times so that the time each vessel spends in port is minimised.

Co-operation agreements

PONL operates most of its services in co-operation with other carriers. In essence, these arrangements take two forms:

- those that involve two or more carriers providing vessels to the agreement. These can either be where the vessels are operated jointly by the parties involved (referred to as vessel sharing agreements (VSAs)) or where each carrier continues to operate their own vessels with certain agreements on rationalised scheduling and where space is exchanged between carriers (referred to as slot swap or slot exchange agreements) and
- those where one carrier operates the service but charters space to other shipping lines (referred to as slot charter agreements).

A particular form of VSA that has developed since the mid 1990s is the so called "alliance", where carriers co-operate on a number of trades. In the main East/West trades P&O Nedlloyd operates as a member of the Grand Alliance. In other trades, P&O Nedlloyd co-operates with, among others, CP Ships Limited, Hamburg-Südamerikanische Dampfschifffahrts-Gesellschaft Eggert & Amsink ("Hamburg Süd"), Mitsui O.S.K. Lines, and CMA CGM S.A. The markets served and services provided by the Grand Alliance are among the most significant in the world. Approximately half of P&O Nedlloyd's volumes shipped in 2003 was carried on services operated by the Grand Alliance.

Co-operation agreements allow P&O Nedlloyd to enhance its frequency of service and port coverage on an applicable route while at the same time using the most cost-effective vessels on the route. The arrangements also yield other benefits, such as access to any terminal facilities operated by parties to the agreements. These arrangements only involve co-operation on the port-to-port service, which allows P&O Nedlloyd to distinguish itself via sales and marketing, in-land transportation activities and any logistics services it may provide for a particular engagement. Once a carrier has committed to use a certain amount of capacity under the terms of a co-operation agreement, it is generally required to pay for it even if there is no customer demand for such capacity.

P&O Nedlloyd generally aims to enter into co-operation agreements only where its position in the relevant market enables it to have a significant influence on the operation of the service, such as the determination of service schedules or the provision of available tonnage. Most of P&O Nedlloyd's co-operation agreements are concluded for initial terms of 18 months, following which a party may withdraw from or terminate the arrangement on six months' notice. In general, competition or antitrust authorities do not allow for longer initial periods. However, where arrangements work to the mutual satisfaction of the parties, the absence of a lengthy contractual period is not necessarily an inhibition to a stable and co-operative arrangement. See "Risk Factors—Risks relating to P&O Nedlloyd—The Grand Alliance may be disbanded, or may not continue to operate as effectively as it does currently".

See "Industry Overview—Container Shipping—Inter-Carrier Co-operation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—P&O Nedlloyd—Factors affecting results of operations of P&O Nedlloyd—Co-operation agreements" for more detail on these arrangements between carriers.

Terminal investments

In a number of strategic locations, P&O Nedlloyd has a number of investments in various terminals to secure access to dedicated terminal facilities in ports where it has significant operations and where doing so complements its core business of providing point-to-point container shipping services. These terminals include Port Newark in New Jersey (via a joint venture with P&O Ports); Colombo, Sri Lanka (via its ten per cent. shareholding in South Asia Gateway Terminals (Pvt) Ltd.) and Cagliari, Italy (via a minority stake in Cagliari International Container Terminal). P&O Nedlloyd is in the process of making investments in Rotterdam, The Netherlands and Antwerp, Belgium and is also evaluating terminal investments in Los Angeles, China and South Africa. Through these investments, P&O Nedlloyd expects to gain priority status at these terminals, including preferred access to berths and stronger control over its terminal costs.

Inland transportation

Inland container transportation services form a key component of P&O Nedlloyd's core business of providing point-to-point container shipping services. In order to ensure its ability to provide adequate capacity for the inland services that it offers, and to control costs and service quality in key markets, P&O Nedlloyd is investing in selected terrestrial activities where such activities complement core shipping services, but only where it is essential to meet the requirements of the core business. One such investment, the European Rail Shuttle, is described below. P&O Nedlloyd has also invested in Roadways Container Logistics Limited, a road container haulage company in the United Kingdom, and Cross Country Containers Pty. Limited, a road and rail haulage firm in South Africa.

—European Rail Shuttle

ERS Railways B.V. ("ERS"), jointly owned by P&O Nedlloyd and Maersk Sealand, each of whom has a 50 per cent. ownership interest, exploits an extensive rail network to transport containers within Europe. ERS operates from Rotterdam, Europe's biggest container port, and saw its volumes grow by 13 per cent. during 2003 to 412,000 TEU. ERS also serves the ports of Bremerhaven and Hamburg via boxXpress, a joint venture with Eurogate. By owning and leasing its own wagons and locomotives, and tailoring its services to cater to its parent companies' needs, ERS provides P&O Nedlloyd with an efficient European inland transportation service. ERS serves strategically chosen destinations, with daily departures and arrivals to and from various destinations in Germany, Italy, Poland, the Czech and Slovak Republics, Hungary, Slovenia, and Belgium, and is represented in the key European industrial areas by a network of agents.

Refrigerated cargo

With an operational fleet of 50,500 refrigerated containers worldwide, P&O Nedlloyd is one of the largest carriers of refrigerated cargo in containers in the world and provides an extensive service for customers who have unique or specialised refrigerated cargo needs. In the container shipping industry, refrigerated containers are also referred to as "reefers", which generally refers to any thermal container equipped with refrigerating appliances to control the temperature of cargo. The proportion of slots on P&O Nedlloyd vessels available for refrigerated containers has risen to over 15 per cent. of the total as at the end of 2003.

There are a wide variety of cargoes transported in refrigerated containers, all requiring unique temperature settings. These cargoes commonly range from ice cream, requiring a temperature setting of approximately -25°C, to flower bulbs requiring a temperature setting of up to +30°C, with many cargoes in between. The correct temperature control of the refrigeration unit is essential, ensuring the cargo reaches its final destination in the desired condition. As a result of its experience carrying refrigerated cargoes all over the world, P&O Nedlloyd has extensive knowledge and expertise in this market.

Logistics services

The provision of logistics services supports and complements P&O Nedlloyd's core business of point-to-point container shipping. P&O Nedlloyd offers a range of value added services from relatively simple freight management through to sophisticated supply chain management packages, allowing its customers to fully outsource all their freight transportation activities.

P&O Nedlloyd Logistics, launched as a separately branded division of P&O Nedlloyd in June 2002, places a coherent divisional structure around P&O Nedlloyd's logistics services activities. Distinguishing between logistics activities and P&O Nedlloyd's core point-to-point shipping business enables P&O Nedlloyd Logistics to design optimal transportation solutions for customers using a wide range of suppliers, including the neutral use of third party ocean freight carriers. In 2002, P&O Nedlloyd Logistics acquired the Gilbert businesses in the United States. These businesses specialise in consignment consolidation/de-consolidation, trucking, warehousing, domestic airfreight, and store delivery throughout the United States. The rationale behind this acquisition was to increase significantly P&O Nedlloyd's ability to provide logistics services associated with marine intensive supply chains (particularly in the Transpacific trade) in the United States.

P&O Nedlloyd Logistics concentrates on maritime intensive supply chains. For example, P&O Nedlloyd Logistics is able to arrange a pick up from a factory or accept delivery at an inland hub or port container terminal, arrange the consolidation of the cargo and organise the inland flow of the cargo to the port via a combination of truck, rail and barge. This inland service connects with point-to-point shipping services. P&O Nedlloyd Logistics also offers distribution services and warehousing at point of origin.

P&O Nedlloyd Logistics has grown rapidly since its inception and continues to experience strong organic growth. Its range of services is strongly targeted towards the P&O Nedlloyd customer base. By combining the provision of these logistics services with P&O Nedlloyd's core product, it enables P&O Nedlloyd to position itself at the "high service" end of the East/West trades and to participate in the high growth logistics. P&O Nedlloyd believes that as the expected move towards outsourcing logistics gains pace, P&O Nedlloyd Logistics will be well placed to meet a growing market demand.

Vessels and containers

Current vessel fleet

As at 31 December 2003, P&O Nedlloyd operated 154 container vessels, of which it owned 32, long-term chartered (i.e., chartered for more than two years) 79, and short-term chartered 43. As at 31 December 2003, P&O Nedlloyd's entire fleet had a total nominal capacity of 416,732 TEU of which approximately 74 per cent. was on ships that were less than ten years old. The average age of a vessel in P&O Nedlloyd's fleet is eight years, which is down from an average of 10.6 years in 1997. See "Annex—List of P&O Nedlloyd Vessels" for details of vessels operated by P&O Nedlloyd as at 31 December 2003.

P&O Nedlloyd generally utilises its larger vessels on its Asia-Europe and Transpacific trades to achieve greater operational efficiencies and economies of scale, and operates smaller vessels on its feeder and shorter main line services. Smaller vessels are more readily available in the charter market than larger vessels and although charter rates for short-term charters fluctuate and thus expose P&O Nedlloyd to increases in charter rates, the company's strategy of using shorter-term charters provides it with greater flexibility to take advantage of decreases in charter rates when the opportunity arises and to adjust capacity in accordance with the market. In recent years, P&O Nedlloyd has been able to take advantage of weakening market conditions in the charter market to fix long-term charters of two to five years at attractive rates compared to historical levels. P&O Nedlloyd does not generally charter or sub-charter its vessels to other parties.

With the increasing demand for the movement of refrigerated cargo, P&O Nedlloyd took delivery of seven new container ships in 2002 and 2003 with 1,300 plug points for refrigerated containers. These were purpose built for the Australia/New Zealand to United States and Europe reefer market. All ships built since 1998 and those currently on order are equipped with remote monitoring systems, providing continuous checking of the integral reefer operation during their voyage.

The following table sets out the size and capacity of P&O Nedlloyd's vessel fleet as at 31 December 2003:

	Vessel fleet as at 31 December 2003		
	Vessels	TEU	% of capacity
Owned(1)	32	111,906	26.9%
Long-term charter(2)	79	245,524	58.9%
Short-term charter	43	59,302	14.2%
Total	154	416,732	100%

Notes:

(1) "Owned" include vessels held under finance leases. The 32 vessels listed in this table as "owned" include 14 vessels that will be transferred as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—P&O Nedlloyd—Vessel financing structures", after which they will be held under long-term charters.

(2) "Long-term charter" includes all vessels other than owned vessels or vessels held under charters with terms of less than two years.

Vessels on order

The following new vessels are due to enter service with P&O Nedlloyd:

- eight 8,100 TEU vessels to be built by Ishikawajima-Harima Heavy Industries Co. Ltd. and chartered through P&O Nedlloyd's wholly-owned subsidiary Blue Star Chartering, which are due to enter service with the Grand Alliance in the Asia-Europe and Transpacific trades from late 2004 onwards;
- nine 2,500 TEU vessels to be built by Hyundai Heavy Industries Co. Ltd. ("Hyundai") and chartered through Blue Star Chartering, for delivery from the end 2003 onwards (six of which have been delivered) and for use in replacing expiring charters and upgrading services, mainly in the North/South trades;
- four 5,000 TEU vessels to be built by Hyundai and chartered through Reederei Claus—Peter Offen, which are due to enter service with the Grand Alliance in the Asia-Europe and Transpacific (within the Grand Alliance) trades in 2005;
- two 4,800 TEU vessels to be built by Hyundai and chartered through Reederei Claus—Peter Offen, which are due to enter the Europe-South Africa service in 2005;
- two 4,200 TEU vessels to be built by Samsung Heavy Industries Co. Ltd. and chartered through Danaos Shipping Co. Ltd., which are due to enter one of the Transpacific services (outside the Grand Alliance) in the first half of 2004;
- two 2,500 TEU vessels to be built by Aker MTW Werft GmbH and chartered through Reederei Thomas Schulte GmbH & Co. KG, for delivery in the first half of 2005 and for use in replacing expiring charters and upgrading services, mainly in the North/South trades; and
- two 1,800 TEU vessels for use in Brazil for the Mercosul trade from 2007 onwards.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—P&O Nedlloyd—Vessel financing structures" for more details on the financing arrangements employed by P&O Nedlloyd to finance its vessel fleet.

Container fleet

As at 31 December 2003, P&O Nedlloyd operated a container fleet of 843,266 TEU, managed from Rotterdam, of which it leased 72 per cent. and owned 28 per cent. The average age of the container fleet was 6.4 years as at that date.

The P&O Nedlloyd container fleet can be generally described in terms of General Purpose ("GP") containers or "specials". GP containers account for the large majority of the fleet and are used for most general cargo commodities. The containers are 20 feet or 40 feet in length with a limited provision of

containers of 45 feet in length. The standard external height of GP containers is eight feet six inches although high cube containers at nine feet six inches in height are becoming common. Special containers, such as refrigerated containers, open-top containers, tank containers and fan-ventilated containers are provided for specific carriage requirements.

The following table indicates the characteristics of P&O Nedlloyd's container fleet as at 31 December 2003:

Container size (dry and reefer)	Total (TEU)
20-foot	251,207
40-foot	579,658
45-foot	12,402
Total	843,267

P&O Nedlloyd believes that operating containers that it either owns, or holds on a long-term lease, which includes any lease of over two years, is generally less expensive than hiring them under short-term leases (leases of two years or less). However, short-term leases provide P&O Nedlloyd with the ability to adjust its container fleet in response to changing market conditions or changing requirements of specific trades. Container purchase prices and lease rates fluctuate significantly and generally track ship charter rates. The following table sets out the size and capacity of P&O Nedlloyd's container fleet as at 31 December 2003:

	Container fleet as at 31 December 2003		
	Containers	TEU	% Capacity
Owned	157,750	238,648	28.3%
Long-term lease	333,661	525,380	62.3%
Short-term lease	55,050	79,239	9.4%
Total	546,461	843,267	100%

All of P&O Nedlloyd's containers are managed on a fully integrated, multi-trade basis, to maximise the benefits of P&O Nedlloyd's scale. Empty container movements are managed through day-to-day reports provided by local offices on the status and location of containers throughout the world. P&O Nedlloyd also monitors vessels in order to permit filling empty slots with empty containers and to minimise the need to move these containers to new locations to be filled with cargo. Empty containers are generally stored in depots throughout the regions where P&O Nedlloyd operates which are managed by third parties. When the opportunity arises, P&O Nedlloyd sometimes also co-ordinates with other carriers, either directly or through brokers, to exchange empty containers in various locations in order to avoid the need to reposition them.

The International Standards Organisation ("ISO") has recommended a series of internal and external dimensions for containers together with gross maximum weights which the container may carry. All containers operated within the P&O Nedlloyd container fleet, whether owned or leased, are in accordance with the ISO code.

Every container must have a Container Safety Certificate. These are issued by the manufacturer and renewed every 30 months after inspection by a competent inspector. An approved continuous programme ("ACEP") can be agreed as a substitute for this procedure. P&O Nedlloyd containers are inspected under an ACEP scheme carried out by external contractors, although the criteria for the inspections are set by P&O Nedlloyd.

P&O Nedlloyd continues to modernise and expand its container fleet, with the intention of maintaining capacity in line with growth in the industry while improving the quality of its fleet.

Business management and information systems

The ability to process information accurately and quickly is fundamental to P&O Nedlloyd's position in the container shipping industry, which is characterised by the constant movement of thousands of individual items across a global network of sea and inland routes. To facilitate its internal

management and to increase efficiency, P&O Nedlloyd has recently developed and is currently expanding a business management and information system called "Focus". The implementation of the "Focus" programmes, described below, began in 2002.

P&O Nedlloyd believes its "Focus" business management and information system is fundamental to the future success of the company. Implementation of the programme is expected to cost approximately $170 million over the five year period 2000 to 2005, approximately $150 million of which had already been incurred by the end of 2003.

The Focus programme is designed to deliver an integrated global system supported by standard business processes allowing more efficient transaction execution, improved customer service, greater flexibility in where work is carried out and providing detailed macro and micro management information. The first stage of the Focus programme, "Focus 1" concerned P&O Nedlloyd's transportation infrastructure and has enabled P&O Nedlloyd to consider and select the correct transport plan for a particular cargo booking, based on all possible alternatives. "Focus 2" concerned P&O Nedlloyd's financial reporting and has provided P&O Nedlloyd with one global ledger on which to consolidate transactions.

"Focus 3", rolled out in 2002, built on Focus 1 to provide detailed decision-making choices by producing a menu of fully integrated purchase orders with all associated costs included, allowing P&O Nedlloyd employees to choose the most efficient and cost-effective course of action. Focus 4 allows booking and documentation in addition to invoice generation in a common system. Focus 4 will enable P&O Nedlloyd to generate one or more global plans when any booking is made, allowing P&O Nedlloyd booking personnel to have end-to-end visibility of the progress of a customer's consignment and enabling access to the costs of servicing the transaction as well as the revenues. "Focus 5" is designed to add yield contribution analysis to the system, accounting for all potential costs and all potential revenues, allowing P&O Nedlloyd to assess the relative profitability of various global business decisions. This capability will provide P&O Nedlloyd with the means to manage both its costs and its revenues and maximise the contribution of each TEU carried.

The Focus system is being implemented around the globe. At this time, Focus 1 and Focus 2 are both globally deployed. Focus 3 has been deployed in Europe, North America, Latin America, the Asia-Pacific region and the Indian sub-continent. Focus 4 is deployed in the Asia-Pacific region and is expected to be deployed in the rest of the world, excluding the Middle East and Africa, by the end of 2004. Implementation in Africa and the Middle East will follow in 2005. Focus 5, although already fully deployed, will provide increasingly useful levels of analytical capability as Focus 4 is deployed. It is expected that the system will be fully implemented by the end of 2005, with further improvements expected to continue after that time.

All the information technology systems P&O Nedlloyd has in place are backed up to protect it against temporary outages and system failures. P&O Nedlloyd expects that these back-up systems would permit its primary business systems to operate at 50 per cent. of full capacity within 48 hours of an outage.

See "Risk Factors—Risks Relating to P&O Nedlloyd—There can be no assurance that P&O Nedlloyd will be able to successfully complete the implementation of Focus".

Worldwide office network

P&O Nedlloyd maintains a network of over 400 offices in 156 countries worldwide, the majority of which are owned by P&O Nedlloyd, with the remainder operated in joint ventures or by local agents. P&O Nedlloyd employs third party agents, where volumes do not justify an investment in maintaining a local office, or there are local legal constraints on owning a local operation. P&O Nedlloyd-owned offices, rather than agents, control over 85 per cent. of all of P&O Nedlloyd's cargo movements.

P&O Nedlloyd relies on its local offices to perform most of its sales and marketing functions and to manage customer relationships on a day-to-day basis. These offices are responsible for soliciting cargo within their defined area of representation, promoting P&O Nedlloyd's services within the guidelines set by regional management, preparing, processing and collecting bill payments, paying

local suppliers and acting as customer service representatives, handling complaints and queries. In addition, P&O Nedlloyd's local offices are generally responsible for supervising port operations with respect to the import, export and transhipment of containers, monitoring the status of containers en route, managing the storage, maintenance and logistical movements of containers, documenting shipments and obtaining local permits and other necessary authorisations.

P&O Nedlloyd is continuing to pursue a strategy of establishing owned offices in its major markets when the economics justify the investment, in order to improve its management of marketing and revenue collection and better control its costs at the point of sale. As part of this programme, in 2003 and 2004 P&O Nedlloyd established direct operations in Peru, Canada and parts of Brazil and China.

Service centres

P&O Nedlloyd has transferred its information technology operations to a service centre in Pune, India, and has transferred most of its regional back office operations to service centres in Pune and Chennai in India and Shenzen, China in an effort to rationalise these operations and further reduce operating costs. These centres provide low cost operational centres from which P&O Nedlloyd conducts a wide range of activities, including bill preparation, processing of authorised purchase invoices and performing bank and sales ledger reconciliations. P&O Nedlloyd expects to use these centres more in the future to maintain all of its basic information, including customer, exchange rate and route data. P&O Nedlloyd currently employs approximately 1,500 employees at its service centres.

E-commerce

P&O Nedlloyd is committed to offering its customers a range of e-commerce channels through which to conduct business. It has a selection of both transactional and information products, and offers customers a choice of channels, including electronic data interchange ("EDI"), internet services, and INTTRA, the leading internet portal used in the container shipping industry.

In excess of 20 per cent. of P&O Nedlloyd's transactional business (bookings, shipping instructions and bills of lading) is currently conducted electronically. Every month P&O Nedlloyd handles over 300,000 informational (tracking and scheduling) enquiries online. There are users throughout the entire customer base, with growing numbers of major clients, the forwarding community, and other regular users of P&O Nedlloyd's network services selecting the relevant tools to assist their business processes. P&O Nedlloyd currently offers the following e-commerce products:

- booking and shipping instruction screens;
- online bill of lading printing facilities;
- ability to deliver bills by e-mail;
- an e-mail tracking tool that enables customers to track-and-trace their shipment without logging onto the web; and
- a new e-commerce homepage to act as a hub for all of a customer's online activity with P&O Nedlloyd.

P&O Nedlloyd's e-commerce products are delivered through a number of distinct e-commerce channels through which customers can transact business. These include internet-based channels such as www.ponl.com, which allows customers to make on-line bookings via the internet, and www.inttra.com, an industry-wide internet portal allowing customers to transact business with a number of container shipping services providers, of which P&O Nedlloyd is one. Also available are electronic data interchange ("EDI") facilities, which consist of specially designed software packages installed to enable direct links between P&O Nedlloyd and the customer.

INTTRA

In 2001, P&O Nedlloyd invested with several other leading global carriers in an industry portal named INTTRA, accessed on the worldwide web at www.inttra.com. There are now 12 container shipping companies participating in the INTTRA system, who together cover more than 40 per cent. of

the global container shipping market. Through INTTRA, registered customers can view sailing schedules, make bookings, submit shipping instructions, track the progress of their shipments, and generate management reports. The number of registered customer organisations using the portal has grown to around 6,000, and INTTRA is currently handling approximately 2,000 container status requests per hour. P&O Nedlloyd has an ownership stake in INTTRA of 26.9 per cent.

INTTRA is a very important element in the P&O Nedlloyd e-commerce channel strategy, especially for customers who ship with multiple carriers and who are technically advanced enough to take advantage of information technology and system integration via EDI facilities.

Customers

P&O Nedlloyd has various types of customers comprising direct shippers (exporters and importers) and intermediaries, also known as freight forwarders. Exporters include a wide range of enterprises, from global manufacturers and traders to small family-owned businesses. Importers are usually the direct purchasers of goods from exporters but may also comprise sales or distribution agents and may or may not receive the containerised goods at the final point of delivery. Freight forwarders act as agents for direct shippers, performing a range of duties which would otherwise be part of P&O Nedlloyd's point-to-point service, such as documentation processing, customs clearance, inland transportation and container tracking.

P&O Nedlloyd estimates that major freight forwarders acting for their own account represented approximately 11 per cent. of P&O Nedlloyd's group turnover in 2003. Freight forwarders usually receive fees from their customers and commissions and volume discounts from the third-party carriers they use. Where a freight forwarder acts on behalf of a shipping customer, the shipping customer remains liable to P&O Nedlloyd for the total applicable shipping charge. The standard commissions payable by shipping companies to freight forwarders are variable and may not be paid in all regions and/or trade lanes, but typically they range from 1.5 per cent. to 2.5 per cent. of the ocean freight. Freight forwarders also sometimes negotiate with P&O Nedlloyd as if they were the ultimate shipping customer, in which case the freight forwarder is liable to P&O Nedlloyd directly for the applicable shipping charge less the standard commission described earlier and P&O Nedlloyd seldom provides price quotes to freight forwarders, even the largest, that are valid for more than three months, with exceptions in the United States.

P&O Nedlloyd carries a diverse range of goods for many different types of customers. Business was conducted with in excess of 10,000 customers in 2003, with the top 25 customers accounting for 17 per cent. of group turnover and 16 per cent. of total TEU transported.

Due to price competition and the extensive geographical needs of large-scale shipping customers, P&O Nedlloyd customers generally do not enter into exclusive shipping relationships with P&O Nedlloyd. Instead, it is customary in the industry for customers to maintain relationships with several carriers, although customers who ship large amounts of freight are increasingly consolidating their supply relationships to focus on a few, core carriers. Large customers will sometimes invite several carriers to "tender" (i.e. provide a price quotation) for their business, requesting detailed information, which they use to assess which carrier they will hire. Tender requests vary significantly from customer to customer, and usually cover a series of individual, regional or global shipping requirements. If P&O Nedlloyd's response to a tender is accepted, the terms P&O Nedlloyd offered in the tender serve as the base terms for each individual shipment carried out under the tender. These terms become part of the bill of lading for the particular shipment of cargo. Customers' primary interests in choosing a carrier tend to include:

- geographic coverage and the availability of service in their desired areas;
- the accuracy of shipping documentation, including bills of lading and port activity documentation;
- frequency of service and transit times;
- a carrier's capacity to offer point-to-point and other value-added services; and
- price.

The price terms which P&O Nedlloyd is willing to offer to a potential customer depend upon the volumes the customer is shipping, the type of cargo being shipped, P&O Nedlloyd's available capacity on the applicable routes and the degree to which the customers' shipping needs are global or regional. P&O Nedlloyd often offers key clients—i.e. those shipping large volumes and which have a widespread presence along its various lines—specially tailored rates, typically valid for a period of up to 12 months. Furthermore, P&O Nedlloyd has a corporate global account programme encompassing a select number of major customers, for those customers whose own business needs are such that they contract for P&O Nedlloyd's services on a global basis. Pursuant to this programme, P&O Nedlloyd agrees, on a case-by-case basis, to negotiate a single global contract for all services provided and to manage the account centrally, thus creating operational efficiencies for both parties. The customers' accounts typically meet each of the following criteria:

- the account has substantial multi-trade and multi-region volume, and therefore allows P&O Nedlloyd to achieve strong market share and the most efficient route selection;
- the account is attractive in respect of contribution and yield;
- the account is not concerned with price alone;
- the account is a good fit with P&O Nedlloyd's product mix and focus;
- the account is highly organised such that dealing with the customer via the global account programme is the only way to secure its business;
- the account has high growth potential, and additional business is anticipated as a result of the account plan; and
- the customer is interested in building a relationship for the longer term.

In addition to the bill of lading which is issued in relation to every shipment, P&O Nedlloyd also uses pricing contracts with its customers in many of the markets in which it operates. Where P&O Nedlloyd uses pricing contracts, these typically include fixed prices and a limited set of other terms for periods of six months or one year and, in rare cases, multiple years with periodic rate review options.

In certain regions, the use of contracts to guarantee at least fixed price terms is mandated by regulation. In the United States, for example, if a carrier wishes to charge at rates other than those set out in tariffs publicly filed by it, it must enter into a service contract which must be filed with the U.S. Federal Maritime Commission, and such contracts must contain minimum quantity commitments by shipping customers (which are typically less than the actual volume ultimately shipped). This regulatory requirement in the United States explains why so much traffic on some trade routes is carried pursuant to a service contract, while on other trade routes very little cargo is carried pursuant to an equivalent contract between P&O Nedlloyd and its customer. For example, in 2003, 98 per cent. of the TEUs transported by P&O Nedlloyd on the eastbound Transpacific trade was carried pursuant to a 12 month service contract. In contrast, only 30 per cent. of the TEU carried by P&O Nedlloyd on the westbound Asia-Europe trade in 2003 was carried pursuant to an equivalent 12 month contract. For more information on this requirement, see "Regulatory Matters—Maritime regulations".

Contractual relationships are typically re-negotiated once a year and as such, they expose P&O Nedlloyd to price fluctuations in freight rates over the course of the year for which they are operative.

Competition

The container shipping industry is highly competitive. While the world's top 20 carriers control approximately 74 per cent. of global container capacity, the industry remains highly fragmented, with many small carriers. Globally, market share is widely dispersed; P&O Nedlloyd's market share is 5.6 per cent. (measured by standing slot capacity at 1 January 2004). In the past decade, there has been consolidation in the container shipping industry. See "Industry Overview". P&O Nedlloyd expects consolidation in the industry to continue, with larger carriers strengthening their position.

P&O Nedlloyd competes with a range of global and smaller carriers on the trades it serves. Global carriers generally deploy significant capacity and operate extensive route networks in the major markets and in other trades. Global carriers that compete with P&O Nedlloyd include Maersk Sealand

Mediterranean Shipping Company S.A., Evergreen Marine Corporation and CMA CGM S.A. On the main East/West trades P&O Nedlloyd competes with almost all the other top 20 lines. On the North/South trades, apart from Maersk Sealand and Mediterranean Shipping Company S.A., competition comes from a variety of carriers, including regional specialists such as Hamburg Süd in South America, and CP Ships Limited which operates in the Transatlantic trade as well as various North/South trades. In the North/South trades out of Asia, Asian lines such as Cosco Container Lines, Nippon Yusen Kaisha and Mitsui OSK Lines also have a strong presence.

Although the trend in shipping is toward containerisation, in the market for the shipping of refrigerated cargo, P&O Nedlloyd also competes directly with non-containerised shipping companies. In general, conventional (non-containerised) refrigerated vessels are more competitive with lower value seasonal fruit traffic, and less so with year round higher value cargoes such as meat and shellfish.

Insurance

P&O Nedlloyd maintains insurance policies to cover risks related to physical damage to, and loss of, its ships and ship equipment, other equipment (such as containers, chassis, terminal equipment and trucks) and properties, third-party liabilities arising from the carriage of goods and the operation of ships and shore-side equipment and general liabilities which may arise through the course of P&O Nedlloyd's normal business operations. P&O Nedlloyd renews most of these policies annually, and most of its insurance expenses are denominated in U.S. dollars.

All of the vessels P&O Nedlloyd owns are insured under a primary policy for damage to, and loss of, the hull and machinery and for liabilities resulting from collisions with other vessels and for damage to third party property (with the remaining other vessels insured under a separate policy). P&O Nedlloyd insures each vessel purchased under financing arrangements for the value stipulated in the financing agreement, and it insures the vessels it owns outright for at least their market value.

P&O Nedlloyd's insurance policies also covers both its chartered and owned vessels for losses due to war and acts of terrorism. "Extra war risk" insurance premiums are paid for areas designated by the insurance companies as excluded zones under its basic war risk insurance. When P&O Nedlloyd is subject to "extra war risk" premiums, conferences on each of its lines set the rates at which it may pass on the additional costs of these premiums to customers. See "Regulatory Matters—Maritime Regulations" and "Risk Factors—Risks relating to P&O Nedlloyd—P&O Nedlloyd may not be fully protected from certain liabilities under its insurance coverage, and its insurance premiums may increase".

P&O Nedlloyd also maintains protection and indemnity policies, or P&I policies, with mutual clubs covering all of its fleet, including chartered vessels, for:

- third party claims arising from the carriage of goods including loss of or damage to cargo;
- claims arising from the operation of its owned and chartered ships, including injury or death to crew, passengers, or other third parties;
- pollution arising from oil and other substances and salvage; and
- other related costs.

P&O Nedlloyd's vessels are covered for P&I risks by P&I clubs belonging to the International Group of P&I clubs. P&O Nedlloyd's P&I insurance provides $4.25 billion coverage for liability on any vessel it owns (or for which it has an obligation to indemnify the owner) and at least $50.0 million per incident for liability on vessels P&O Nedlloyd charters (with $1.0 billion for oil pollution); in rare cases, when P&O Nedlloyd ships items that are especially valuable, it takes out additional P&I insurance. P&O Nedlloyd's customers usually take out their own cargo insurance.

In addition to these policies, P&O Nedlloyd is usually required to maintain loss of hire insurance for larger vessels under the terms of either the charter contracts or the financing arrangements P&O Nedlloyd uses to obtain them. This insurance covers business interruption and loss of earnings for vessels that are taken out of service for repairs. For vessels P&O Nedlloyd purchases through financings, P&O Nedlloyd generally discontinues this insurance when the financing has been repaid.

P&O Nedlloyd also maintains various other insurance policies to cover a number of other risks related to its business, such as director and officer cover, chassis and container cover and professional liability cover.

P&O Nedlloyd also has a general excess liability policy which reimburses it when its primary insurer on any policy fails to reimburse a covered loss. P&O Nedlloyd believes that the types and amounts of insurance coverage it currently maintains are in line with, and in some cases exceed, customary practice in the international container shipping industry and are adequate for the conduct of its business.

Employees

The following tables provide certain information about P&O Nedlloyd's employees, by geographic location and function as at 31 December 2001, 2002 and 2003;

	As at 31 December		
Geographic location	**2001**	**2002**	**2003**
Europe	5,206	4,665	4,597
Asia Pacific	3,666	3,640	3,789
Middle East, South Asia & Africa	1,000	1,608	2,020
Americas	1,232	1,309	1,703
Total	11,104	11,222	12,109
Function			
Sales & marketing	1,539	1,432	1,520
Customer operations	3,699	4,292	4,754
Sea and shore staff	2,039	1,725	1,538
HRM/finance/trade management	1,727	1,451	1,532
IT	651	631	682
Logistics	782	1,064	1,516
Intermodal	667	627	567
Total	11,104	11,222	12,109

P&O Nedlloyd has not recently encountered any major union difficulties or strike actions involving its employees.

P&O Nedlloyd directly employs sea-going staff on board all vessels managed by P&O Nedlloyd. The sea staff are divided between those on permanent contracts and those employed through crewing agencies, who are on temporary contracts for the duration of the tour of duty of the vessel. All sea staff are employed under collective bargaining agreements. P&O Nedlloyd believes that the material terms of its agreements and other terms of employment are customary for the industry.

Martinair

Overview

Martinair is the parent company of the Martinair Holland group, which is engaged in aviation activities. The core activities of Martinair are cargo and passenger services. Martinair was founded as Martin's Air Charter in 1958 by Martin Schröder.

Key financial information

Martinair's net revenues for the year ended 31 December 2003 were €894 million (2002: €789 million), of which the cargo operations contributed approximately 57 per cent. (2002: 50 per cent.) and passenger transport contributed approximately 30 per cent. (2002: 33 per cent.). The remainder came from supporting activities, including maintenance and freight handling for Royal Dutch Airlines ("KLM"), on-board services on its passenger flights and the operations of its subsidiaries as described under "Organisation" below. The increase in total revenue in 2003 as against 2002 was largely due to Martinair's stake in Tampa Cargo Airlines S.A. ("Tampa") being completely consolidated for the first time in 2003.

For the year ended 31 December 2003, Martinair's operating income was €21 million (2002: €23 million) and its net income was €9 million (2002: €3 million).

Organisation

Martinair Holland N.V. is owned 50/50 by KLM and Nedlloyd. Each of KLM and Nedlloyd appoint two directors to the Supervisory Board of Martinair. However, neither shareholder has management control of Martinair.

Martinair has a number of subsidiaries, including those listed below:

Tampa Cargo Airlines S.A.: A Columbian cargo airline in which Martinair has a controlling stake of 56 per cent.

Marfo B.V.: A producer of frozen meals, whose clients include airlines, canteens and catering companies.

Martinair Vestiging Vliegveld Lelystad B.V.: The Martinair Flight School in Lelystad has over 25 years' experience with flight instruction courses. The fleet consists of various light aircraft and a simulator.

Martinair Partyservice B.V.: A catering company providing party, event catering and in-flight catering.

Skyjob Beheer B.V.: A temporary employment agency and employment advice bureau.

Operations

Martinair's operations are focused on short- and long-haul scheduled and non-scheduled passenger transportation, cargo transportation and the operation of flights on behalf of other airlines. Its fleet is set out in the table below (which does not include aircraft operated by the Martinair flight school).

	Registration	Year came into service	Passenger capacity	Cargo capacity (tonnes)	Convertible between passenger and cargo configuration
Boeing 747-200C	PH-MCE	1987	516	100	•
	PH-MCF	1988	516	100	•
Boeing 747 200-F	PH-MCN	1991	—	110	
Boeing 747 300-SF	PH-BUH	1975	—	100	
MD-11CF	PH-MCP	1994	393	80	•
	PH-MCR	1995	393	80	•
	PH-MCS	1995	393	80	•
	PH-MCT	1995	393	80	•
MD-11F	PH-MCU	1996	—	90	
	PH-MCW	1998	—	90	
MD-11(1)	PH-MCY	1991	—	85	
Boeing 767-300ER	PH-MCG	1989	272	—	
	PH-MCH	1990	272	—	
	PH-MCI	1991	272	—	
	PH-MCL	1992	272	—	
	PH-MCM	1992	272	—	
Dornier 228-212(2)	PH-MNZ	1992	—	—	
A-320	PH-MPD	2003	180	—	
A-320	PH-MPE	2003	180	—	
A-320(3)	PH-MPF	2004	180	—	
Fokker 70	PH-KBX(4)	1996	—	—	

Notes:

(1) expected to be in operation from September 2004

(2) surveillance aircraft (in the process of being sold)

(3) expected to be in operation from April 2004

(4) owned by the Dutch government, for use by the Dutch Royal Family and government officials, and operated by Martinair

One of Martinair's key strategies is linking its operations in the passenger and cargo markets which, in particular through its fleet of convertible aircraft, gives it the flexibility to serve different markets at different times and allows it to spread overhead costs between the two operations.

Martinair is seeking to grow its cargo business and to optimise its passenger business.

Cargo operations

Martinair's cargo operations comprise transporting goods for freight forwarders. It provides scheduled cargo transportation and specialised charter. Scheduled flights are offered on several aircraft to The Americas, Middle East, Far East, Africa and Australia. Martinair's important hubs are Schiphol in the Netherlands, Miami in the United States, Nairobi in Africa and Hong Kong in the Far East.

Martinair has cargo facilities at its hub at Amsterdam's Schiphol Airport as well as at its other destinations worldwide. These are owned by third parties. It handles full-charter and part-charter requirements.

In general terms, Martinair, similar to other cargo airlines, does not have long term contracts with its cargo customers. Where it does have block space agreements (generally on terms between three months and one year), the price paid by the customer is the applicable price on the day the cargo is shipped. Martinair therefore focuses on building strong long-term relationships with its cargo customers to try to ensure their continued custom.

Passenger operations

In its passenger operations, Martinair flies to approximately 50 destinations it carried approximately 1.76 million passengers in 2003. It operates in the short-haul (European) market as a charter airline, with seat capacity being sold to tour operators. In the long-haul market, Martinair's operations focus on leisure destinations in and around the Caribbean and Latin America. These flights are scheduled flights and the seats are sold either through third parties or directly to consumers. In addition, some capacity is sold on a charter basis.

In the short-haul market, Martinair's contracts with tour operators are mostly entered into six months in advance. Generally, around 80 per cent. of the volume for each operator is guaranteed and the remaining 20 per cent. is non-guaranteed. In the long-haul market, around 20 per cent. of Martinair's space is contracted with tour operators and is guaranteed.

Martinair's passenger operations rely on the leisure market. Its traditional catchment area for passengers is The Netherlands, Belgium and Germany. During 2003, approximately 30 per cent. of Martinair's long-haul passengers came from outside that catchment area, generally by flying first with other carriers (such as KLM) and then transferring onto Martinair flights.

Other activities

Martinair carries out many supporting activities (including engineering and maintenance and ground operations) internally, in order to maintain cost control and to remain flexible in its operations. It also carries out other activities via its subsidiaries. See the description of subsidiaries' businesses under "—Organisation" above.

Competition

In general terms, Martinair operates in a highly competitive industry, in which pricing competition is often intense.

Cargo operations

Martinair's direct competitors in its cargo operations can be classified in six different groups: (i) passenger airlines, considering cargo as a by-product; (ii) passenger airlines that market their cargo

capacity more intensely; (iii) combination carriers with convertible aircraft, quick-change aircraft, combis (with a combination of a passenger cabin and cargo compartment on the main deck) and dedicated freighters; (iv) cargo airlines with scheduled and charter services, operated with all-cargo aircraft; (v) contract carriers, operating for other integrators and forwarders; and (vi) airlines owned by integrators and forwarders.

Traditionally Martinair's key cargo competitors have been the combination carriers and the cargo airlines. To some extent this includes passenger airlines that have a serious approach to the air cargo business but do not have any freighters or combis. The new entrants into Martinair's competitive arena are airlines owned by integrators and forwarders.

Passenger transport

Both the short-haul and long-haul markets are characterised by surplus capacity and low barriers to entry due to low aircraft lease rates. This leads to a "battle for the passenger".

Short-haul

Traditionally, Martinair's largest competitor in the short-haul market has been Transavia. Dutchbird and Air Holland are also players in the Dutch leisure market. Foreign competition comes mainly from Turkish and, to a much lesser extent, Spanish carriers.

Martinair expects that demand to destinations at a longer distance and with typical charter characteristics will continue to be dominated by tour operators who control the majority of the local accommodation and are in need of "bulk" transportation. However, on shorter destinations the influence of low fare airlines such as Easyjet and Ryanair is felt, although mainly on destinations with a high seat-only potential. Basiq Air also operates on a low fare basis to leisure destinations such as Malaga, Faro and Palma de Mallorca.

With their advertising focus on ultra low fares and the consumer "share of wallet", low fare airlines negatively influence the price-perception of the potential charter passenger.

Long-haul

In the long-haul leisure market the competition differs by destination area. Since Canada is a summer only destination for Martinair, the main competition there comes from a similar leisure airline, Air Transat, closely followed by KLM/Northwest and Air Canada.

On the Florida destinations, direct KLM competition on the Miami-route continues, followed by competition via European or American hubs by U.S. and European network carriers such as United, Delta, Lufthansa, British Airways and Air France. To San José, Martinair's main competitors are Iberia (long-haul and short-haul) and LASCA and American Airlines (short-haul).

From summer 2002, the competitive situation in relation to Caribbean and Central American destinations changed due to the introduction of full charters to Mexico and the Dominican Republic by tour operator Thomas Cook, operated by Dutchbird. As of winter 2003/04, this initiative is due to be extended in co-operation with TUI and now operated by Holland Exel.

Finally, as of winter 2003/04 Martinair has also re-entered the Asian (India, Colombo, Nepal) and South American (Brazil) markets. Also in these markets (except Nepal), main competition will mainly come from TUI and Thomas Cook in co-operation with Holland Exel. Tour operator Sunrise (part of First Choice) is also operating two full charters to Brazil. Competition from scheduled airlines on these routes is mainly indirect and therefore limited.

Regulation

As is common in the airline industry, Martinair is regulated in many aspects of its business. All of Martinair's aircraft have Dutch registration. Martinair has an aviation operating certificate from the Dutch government and each of its aircraft has a certificate of airworthiness. Martinair requires governmental permits for each country's airspace into which it flies, other than the United States and countries within the European Union.

Insurance

Martinair is insured against all normal risks relating to its business, including accidents, terrorism and consequential damage.

Relationship with KLM

KLM is a 50 per cent. shareholder in Martinair. Martinair has entered into contracts with KLM whereby KLM's engineering operations perform the maintenance on Martinair's 747 fleet and Martinair performs the maintenance on KLM's Fokker 70s. In addition, Martinair has a feeder arrangement with KLM (as it does with a number of other airlines) whereby passengers fly to Schiphol with KLM and then transfer onto Martinair flights to other destinations. Martinair purchases certain of its insurance and fuel together with KLM.

All of Martinair's contracts with KLM are on a normal commercial basis.

KLM and Nedlloyd each have a right of first refusal contained in the articles of association of Martinair if the other shareholder wishes to sells its stake in Martinair.

Management

The current members of Martinair's Supervisory Board are as follows:

Name	Position
G. van Schaik	Chairman
H.H. Meijer	Member
V.L. Bijvoets	Member
P.F. Hartman	Member
L.M. van Wijk	Member

Mr Meijer and Mr Bijvoets are nominated by Nedlloyd, while Mr Van Wijk and Mr Hartman are nominated by KLM. Mr Van Schaik, the chairman of the Supervisory Board, is independent of KLM and Nedlloyd.

The current members of Martinair's Board of Managing Directors are as follows:

Name	Position
A. Verberk	Chief Executive Officer
R. C. de Fluiter Balledux	Chief Financial Officer
J. C. Geluk	Chief Operational Officer

Hedging

Martinair's financial results are subject to market risks relating to fuel prices, foreign currency (in particular the U.S. dollar) and interest rates.

In an effort to minimise the risks of increases in fuel prices, Martinair's policy is directed at hedging price risks for around 50 per cent. of the expected total volume based on hedging contracts. This reflects the fact that in its cargo operations it has some flexibility in passing on increases in fuel prices to its customers. In terms of currency, Martinair aims at hedging a large proportion of its annual expected short-position in U.S. dollars. Finally, interest rate policy is directed at minimising long-term financing costs within an acceptable margin of interest rate sensitivity, by having a mix of fixed and variable interest rates in its financing arrangements.

International Financial Reporting Standards

For accounting periods beginning on and after 1 January 2005, Martinair will publish its quarterly financial information, and prepare its audited annual financial statements, in accordance with IFRS. Martinair is currently assessing the effect that preparing its financial statements in accordance with IFRS will have, which will be dependent on many factors, including future events, and as such is uncertain. The adoption of IFRS may have a material impact on the manner in which Martinair accounts for a number of important financial items, including in relation to hedging activities and pensions.

Legal Proceedings

In 1993, P&O Nedlloyd was responsible for shipping a container from Colombia to Dubai, via Rotterdam, the Netherlands. When the container reached its destination in Dubai, it was found by the customs authorities in Dubai to contain illegal narcotics. The owner and recipient of the cargo was arrested for possession of the contraband and ultimately jailed. The owner/recipient is now suing P&O Nedlloyd for $11 million in damages for not exercising proper care in handling his cargo, alleging that P&O Nedlloyd allowed the illegal cargo to be inserted into the container. P&O Nedlloyd intends to continue to vigorously defend this claim and believes that, even if found liable, it should be able to exclude consequential loss under the terms of its bill of lading. P&O Nedlloyd has received advice that the sum claimed is in any case an inflated amount. P&O Nedlloyd has made no provision for losses in relation to this matter.

In 1997, a claim was made by the owner of B.C.L. Shipping Line Limited ("BCL"), a shipping company against four shipping lines, one of which was a P&O Nedlloyd subsidiary, alleging anti-competitive conduct in the U.K./Israel trade in 1991/2 and that this was responsible for a BCL going into liquidation. When the case was first pleaded the claim was for $20 million. By the time of trial the claim including exemplary damages was in the order of $164 million plus interest and costs. A further three defendants, including another subsidiary of P&O Nedlloyd, were brought into the proceedings in 2000. In 2003, judgment was given in favour of the defendants. The judge in the United Kingdom found that there had been no breach of Article 81 or Article 82 of the Treaty of Rome (which relate to anti-competitive practices affecting trade between member states of the European Union) and that in any event it was not any actions of the defendants which had caused the liquidation of BCL. In January 2004, the trial judge refused leave to appeal to the claimant on the grounds that there was "no real prospect of success on the causation issue". The claimant has lodged an application to the Court of Appeal seeking leave to appeal. Should he be given permission to appeal, P&O Nedlloyd is advised that it is unlikely that the judgment in favour of the defendants would be overturned.

P&O Nedlloyd has invoked the Mutual Agreement Procedure in the U.K./India and Netherlands/India double taxation treaties and, together with the U.K. and Netherlands tax authorities, is currently in discussions with the Indian tax authorities concerning its liability to tax in India. The discussion concerns the interpretation of the U.K. and Netherlands double tax treaties with India and Indian domestic tax law. The sum under discussion amounts to approximately $25 million (excluding interest). Both the U.K. and Dutch authorities believe the Indian interpretation to be incorrect.

P&O Nedlloyd has sought advice and firmly believes that there is no substance to the position being taken by the relevant authorities in India. P&O Nedlloyd intends to continue to defend its view that the sum being discussed is not payable by it. If the relevant authorities in India do not accept P&O Nedlloyd's position, it may be necessary for P&O Nedlloyd to issue court proceedings.

In connection with unpaid customs claims on the import/transport of various products prior to 1993, the Belgian, Austrian and German tax authorities have filed several tax claims for a total amount of approximately €8.3 million (including accrued interest, the claims total approximately €16.4 million) against Gerlach & Co. mbH, one of our former subsidiaries. Gerlach & Co. mbH was a part of our land activities that were sold to Deutsche Post AG in 1999. One of the terms of the sale to Deutsche Post AG was that we would remain responsible for these claims. We are uncertain of the outcome and timing of the proceedings. Regarding the accrued interest we have been advised that we have a fair chance of receiving a substantial discount on the final amount due. We also have insurance in place for these customs claims, which will cover a significant part of any final amount due, and have made a provision in respect of part of the claim.

In August 2003, the Chinese Ministry of Communications conducted a hearing in Beijing concerning possible infringements of Chinese regulatory and anti-monopoly rules in connection with terminal handling charges applicable in China. However, the investigation is still pending and P&O Nedlloyd is defending its position strongly. It is not possible at this stage to comment on the outcome of the investigation.

In November 2003, the Australian Competition and Consumer Commission ("ACCC") launched an investigation concerning possible infringements of Australian competition law in connection with the Asia-Australia Discussion Agreement (a conference agreement to which a P&O Nedlloyd subsidiary is

party). The ACCC can fine companies and infringements can give rise to civil liability claims. However, the investigation is still pending and the parties to the agreement, including P&O Nedlloyd's subsidiary, are defending their position strongly. It is not possible at this stage to comment on the outcome of the investigation.

From time to time each of Koninklijke Nedlloyd, P&O Nedlloyd and Martinair is engaged in litigation incidental to its business. We believe the industry-specific insurance and the claims handling procedures that we, P&O Nedlloyd and Martinair maintain are adequate to protect each of Koninklijke Nedlloyd, P&O Nedlloyd and Martinair, respectively, against such claims. Although any litigation, proceeding or investigation has an element of uncertainty, we believe that the outcome of any pending or threatened proceeding, lawsuit or claim, or all of them combined, including those referred to above, will not have a material adverse effect on our, P&O Nedlloyd's or Martinair's financial condition or results of operations.

REGULATORY MATTERS

P&O Nedlloyd's operations are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which its vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are subject to revision, we cannot predict the continuing cost of compliance with such conventions, laws and regulations, the impact thereof on the resale price or useful life of vessels or on business operations. Additional laws and regulations, environmental, security-related or otherwise, may be adopted and could increase P&O Nedlloyd's costs or limit its ability to service particular areas. See "Risk Factors".

Permits and authorisations

P&O Nedlloyd is required by various governmental and quasi-governmental agencies to obtain certain permits, licences and certificates with respect to its operations. The kinds of permits, licences and certificates required for the operation of the vessels that P&O Nedlloyd owns or charters, as well as permits, licences and certificates required for its motor carrier, warehouse, logistics and related services, will depend upon a number of factors.

Maritime regulations

European Union

In the European Union, P&O Nedlloyd is subject to the competition rules set forth in Articles 81 and 82 of the Treaty of Rome, as modified by the Treaty of Amsterdam. Council Regulation 4056/86 and Commission Regulation 823/00 provide certain exemptions in the context of container shipping from the restrictive agreements prohibition under Article 81 of the Treaty of Rome.

Under Regulation 4056/86, carriers are entitled to enter into and carry out certain agreements which have the effect of fixing the rates and conditions of carriage where the port of either destination or origin is an EU Member State. These exemptions are subject to a number of qualifications. These permitted rate-fixing agreements are for lines which are members of "liner conferences". With very few exceptions P&O Nedlloyd is a member of those conferences relevant to any of its routes. See "Industry Overview—Inter-carrier co-operation".

Regulation 823/00, known as the "consortia" regulation, permits carriers trading to and from the EU to co-ordinate, subject to certain conditions, the operation of their ships in particular lines, in order to promote greater efficiency in the optimising and scheduling of shipping capacity. Where this regulation applies, P&O Nedlloyd is permitted to enter into co-operation agreements with other carriers. Such permitted co-ordination is subject to certain qualifications and entails certain obligations and is distinct from, and must not include, freight rate fixing agreements (as permitted by Regulation 4056/86).

In response to the perceived risks to ships from terrorist activities, the International Maritime Organisation ("IMO") has developed the International Ship and Port Facility Security Code ("ISPS"). In general, the regulations and the code will come into force from 1 July 2004. Compliance by P&O Nedlloyd will entail ship modifications, staff training, auditing of vessels and preparation of security plans followed by approval of the documentation by the relevant flag-state. P&O Nedlloyd is actively working with regulatory bodies, training organisations and the management of port facilities where calls are made to ensure compliance before the regulations enter into force.

United States

P&O Nedlloyd's ocean common carrier operations involving service between non-U.S. ports and ports in the United States, its territories and possessions are subject to the provisions of the U.S. Shipping Act of 1984, as amended by the U.S. Ocean Shipping Reform Act of 1998 ("Shipping Act"). The Shipping Act is administered by the Federal Maritime Commission ("FMC") and establishes a regulatory regime governing, *inter alia,* certain agreements between or among ocean common carriers operating in the U.S. foreign commerce; the publication of tariffs of rates and charges by ocean common carriers; the regulation of service contracts entered into between ocean common carriers and their customers; and the regulation of ocean common carrier practices.

While not every agreement required to be filed with the FMC under the Shipping Act is an anti-competitive agreement, the Shipping Act provides, among other things, that agreements that are filed with the FMC and that become effective under the Shipping Act and FMC regulations, have broad immunity from the antitrust laws of the United States. Conference and rate agreements which allow ocean common carriers to fix the rates, terms and conditions of carriage on either a binding basis (in the case of conference agreements) or non-binding and voluntary basis (in the case of rate agreements) would not, but for the immunity granted by the Shipping Act, be permitted under U.S. antitrust laws. During the past decade there has been a decided shift in the trades other than U.S./ Europe trade from traditional conference agreements to discussion agreements. Unlike discussion agreements which reach decisions on a voluntary and non-binding basis, conference agreements make binding decisions on the basis of voting (subject to defined rights of individual members (a) to take independent action to deviate from certain collective rate actions and (b) to publish individual service contracts). The conference publishes joint tariffs for its members and the members are authorised to enter into group service contracts. In fact, under existing conference agreements there are few, if any, joint service contracts. Rate and discussion agreements are voluntary and non-binding agreements, each member publishes its own tariffs, each member is free without notice to the other parties to enter into individual service contracts with customers.

The most common types of FMC-filed agreements to which P&O Nedlloyd is a party are alliance, vessel sharing and slot exchange agreements, under which carriers share space on each others' vessels with concurrent agreement on the size and number of vessels the parties will deploy, the ports to be served, the space to be allocated to each party and similar terms. These agreements provide efficiencies for carriers and enhance service to customers.

As a general rule, agreements filed with the FMC become effective by operation of law 45 days after they are filed with the FMC. The Shipping Act authorises the FMC to seek an injunction in a United States District Court to prevent an agreement from becoming effective. The FMC would have to show, under Section 6(g) of the Shipping Act, that the agreement is so anti-competitive that it would result in an unreasonable reduction in transportation service or an unreasonable increase in transportation cost. Since enactment of the Shipping Act, the FMC has never sought such an injunction.

Under the Shipping Act, vessel operating common carriers serving U.S. ports may offer their services to customers either through non-public, and in virtually all cases for P&O Nedlloyd, confidential service contracts, or through tariffs containing rates, rules and conditions of service that are published on the Internet pursuant to the provisions of the Shipping Act and FMC regulations.

P&O Nedlloyd's ocean common carrier operations to/from U.S. ports are subject to FMC oversight under the Shipping Act and FMC regulatory requirements relating to carrier agreements, tariffs and service contracts, and certain "Prohibited Acts" under Section 10 of the Shipping Act. Violations of the requirements of the Shipping Act and/or of the FMC's regulations can be subject to civil penalties of up to $6,000 for each non-wilful violation and up to $30,000 for each wilful violation. These civil penalties are subject to inflation adjustments every four years and the FMC will be adjusting the penalty levels in 2004.

In June 2003, the U.S. Coast Guard issued rules to implement the U.S. Maritime Transport Security Act of 2002. Under this new law, all foreign commercial and passenger vessels required to comply with the SOLAS Convention were required to develop and to submit vessel security plans, or VSPs, to the United States Coast Guard by 31 December 2003. P&O Nedlloyd submitted its VSPs in a timely manner. The VSPs and related port security plans are scheduled for implementation on 1 July 2004. See "—Environmental Regulations—International" for more details regarding the SOLAS regime.

Following the terrorist attacks on 11 September 2001, the U.S. Government adopted certain measures to improve security at various U.S. ports and with respect to cargo movements to and from the United States. On 2 December 2002, the United States Customs Service (now called the United States Customs and Border Patrol Service) implemented a new "Advance Manifest Rule" designed to screen cargo before it is loaded for carriage to U.S. ports. The new rule requires carriers to submit by electronic means expanded documentation regarding the shippers and the cargo to be loaded on board a vessel at least 24 hours before the vessel's scheduled departure from the foreign port of loading. The regulations allow for the imposition of penalties for carriers that fail to meet these

requirements. All carriers have published tariff rules relating to these Advance Manifest Rules requirements that include surcharges to recover the estimated increased costs incurred to comply with the new monitoring program. P&O Nedlloyd does not believe from its experience thus far that the rules have had any adverse impact on the volume of cargo moving to the United States. Congress and federal agencies are continuing to review the possibility of imposing additional security related measures.

P&O Nedlloyd's operation of motor carrier services in the United States through the businesses acquired from the Gilbert group of companies requires permits from the Federal Motor Carrier Safety Administration. These permits have been issued and are in effect.

P&O Nedlloyd Logistics, Inc. is licensed by the FMC to act as an ocean freight forwarder in the U.S. export trades. The licence is in effect and the required surety bond is in effect.

The five U.S.-flag vessels under time charter all participate in the Maritime Security Program ("MSP") under which the vessel owner's receive $2.1 million a year per vessel in subsidy from the U.S. government through the Maritime Administration of the U.S. Department of Transportation. Farrell, a subsidiary of P&O Nedlloyd, benefits from these subsidy payments through reduced time charter hire. While the current MSP expires on 30 September 2005, the U.S. Congress has enacted a new 10 year MSP Program to become effective on 1 October 2005. The subsidy payments to the vessels participating in the program will be, subject to annual appropriation, $2.6 million a year per vessel for the first three years; $2.9 million a year per vessel for the fourth through sixth year, and $3.1 million a year per vessel for the last four years. While it is P&O Nedlloyd's belief that five of its vessels will participate in the new MSP program, such participation is subject to regulations to be issued by the Maritime Administration.

Potential challenges to antitrust immunities

The antitrust immunities described above have historically been justified on the grounds that they are necessary to assure shippers of stable freight rates and reliable scheduled services. These immunities have been in place in various forms for many years in the European Union, the United States, Canada and Australia. However, they have been gradually eroded and narrowed through legislative and regulatory amendments and court decisions. For example, in 1998 the amendments to the Shipping Act contained in the Ocean Shipping Reform Act of 1998 introduced measures designed to increase the level of competition among carriers operating in the U.S. trades. Since 1998, legislation has from time to time been introduced in the U.S. House of Representatives to remove ocean common carrier antitrust immunity under the Shipping Act.

In the European Union, a judgment issued by the European Court of First Instance on 28 February 2002 in relation to three joined cases, held that the immunities contained in EC Regulation 4056/86 apply only to maritime services, and do not permit fixing of tariffs for the inland leg of intermodal services.

In May 1999, the Secretariat of the Organisation for Economic Cooperation and Development, or the OECD, published a report entitled "Discussion document on regulatory reform in international maritime transport." The report recommended, among other things, that agreements among carriers to set common rates should no longer receive automatic antitrust immunity or exemption.

In April 2002, the OECD Secretariat published its final report entitled "Competition Policy in Liner Shipping" which, among other things, concluded that there is no evidence that the container shipping industry needs to be protected from competition by antitrust immunity for price fixing and rate discussions, and that there is no evidence that the conference system leads to more stable freight rates or more reliable container shipping than would be the case in a fully competitive market. This OECD report concluded that countries should seriously consider removing antitrust exemptions for common pricing and rate discussion, and have the discretion to retain exemptions for other co-operation agreements relating to container shipping so long as these did not result in excessive market power. Representatives of the industry have disputed many of the factual findings contained in this OECD report and are vigorously opposing the implementation of its recommendations.

In February 2002, the European Commission, noting the draft OECD Report (published in November 2001 prior to the finalised OECD Report), announced that it would study and re-assess the justifications for the existing exemptions for liner conferences provided in EC Regulation 4056/86. This is the first time that EC Regulation 4056/86 has been formally reviewed by the European Commission since enactment of the Regulation in 1986. On 27 March 2003, the European Commission published its Consultation Paper on the review of Council Regulation (E.E.C.) No 4056/86 setting out detailed rules for the application of Articles 81 and 82 of the Treaty of Rome to maritime transport. Although this paper reaches only preliminary conclusions and calls for feedback from governments and industry, it raises questions as to the continued necessity for, and economic justifications behind, the block exemption put in place by Regulation 4056/86. In particular it questions whether the benefits of the exemption "could be, or perhaps are already being, achieved through less restrictive forms of co-operation (e.g., consortia, vessel-sharing agreements, slot-charters)." A special hearing for interested parties organised by the Commission in December 2003 did not greatly assist the review but suggested that further factual analysis might be required.

Environmental regulations

International

The IMO has adopted MARPOL 73/78, the main international convention covering the prevention of pollution of the marine environment by ships from operational or accidental causes. Technical standards are set forth in six annexes to the convention that deal, respectively, with the prevention of pollution by oil (Annex I), noxious liquid substances (Annex II), harmful substances in packaged forms (Annex III), sewage (Annex IV), garbage (Annex V) and air emissions (Annex VI). All annexes have entered into force except Annex VI. Annex VI is expected to come into force at some stage in 2004 and is likely to require a reduction in the sulphur content of marine fuels used by the fleet. This may lead to increased fuel costs. Each state that is a party to the convention must accept Annexes I and II, and acceptance of the other Annexes is voluntary. We believe that all P&O Nedlloyd's managed ships comply with applicable provisions of MARPOL 73/78. The IMO has also adopted the International Convention for the Safety of Life at Sea, or the SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS standards are revised periodically. P&O Nedlloyd believes that all of its managed ships comply with SOLAS standards. SOLAS also incorporates the International Safety Management (ISM) Code and the ISPS. The ISM code requires, among other things, ship owners, or any person who has assumed responsibility for a ship, to implement certain environmental and safety management systems. P&O Nedlloyd has obtained certification for all its owned ships and for the management companies operating those ships under this code. The ISPS code requires all internationally trading vessels over 500 GRT and Port Facilities that handle such vessels to develop, implement and comply with Ship Security Plans prior to 1 July 2004. In order to implement these SSPs, P&O Nedlloyd may be required to take additional security measures that will involve new costs for us, including, amongst other things, the cost of staffing a security officer on each vessel, the costs in certifying to the flag state or their appointed Recognised Security Organisation that P&O Nedlloyd complies with the code and the costs of hiring consultants and experts to implement the new rules.

Responsibility for the enforcement of IMO conventions is primarily left to the flag states. However, under regional port state control initiatives (e.g., for the European coastal line, the Paris Memorandum of Understanding, or the Paris MOU) port state authorities are empowered to verify the condition and acceptability of foreign vessels using their ports. These schemes set and enforce harmonised inspection procedures designed to target substandard ships.

P&O Nedlloyd's owned and bareboat chartered ships are registered with internationally recognised classification societies, such as Lloyd's Register. The principal purpose of these classification societies is to provide objective and independent confirmation to insurance underwriters that ships are being maintained to the standards that are considered appropriate to minimise claims on underwriters. A beneficial by-product of the activities of classification societies is to provide reassurance to owners and others with a financial or other interest in those ships that they are being regularly surveyed and properly maintained.

European Union

The European Union has been empowered to enact legislation on maritime safety and environmental protection since the passage of the 1992 Maastricht Treaty. The bulk of this legislation aims at implementing IMO Conventions in a harmonised way in order to enhance safety and pollution prevention standards and monitoring procedures.

Directive 96/98/EC provides for the uniform application of the relevant international conventions relating to the safety of on-board equipment in order to achieve a high standard of quality and ensure the free movement of such equipment within the European Community. Directive 2001/25/EC enacts the International Convention on Standards of Training, Certification and Watchkeeping (STCW) 1995, as amended, which consolidates prior European legislation on the minimum level of training of seafarers with the objective of removing substandard crews and guaranteeing effective oral communication relating to safety between members of the crew.

Implementation of safety and pollution prevention standards are primarily governed by four directives. Directive 94/57/EC lays down minimum standards for the recognition of classification societies by Member States. Directive 95/21/EC sets harmonised Member State port control rules as to inspection rates, targeting, inspections procedures, port access refusal, rectification of deficiencies and detention of ships. The European Directive is based on the Paris MOU, and both documents are kept equivalent through a policy of conforming changes. Directive 93/75/EEC and Directive 2002/59/EC set up a vessel traffic monitoring and information system that aims to give Member States rapid access to all important information relating to the movements and cargo of ships carrying dangerous or polluting materials. Following the *Erica* tanker disaster various legislation was passed which included Regulation 1406/2002, setting up a European Maritime Safety Agency designed, among other things, to monitor the overall functioning of the European Community port State control arrangements by means of visits to the Member States.

Additionally, the draft Directive on the Sulphur Content of Marine Fuels and Heavy Fuels, which is still at the parliamentary stage but may be implemented in 2006, is likely to result in all sea-going ships in the North Sea, English Channel and Baltic Sea being required to use lower sulphur marine fuels. This may lead to increased fuel costs.

United States

In the United States, ship operators are subject to a number of federal and state laws and regulations with respect to protection of the environment in the course of ship operations in U.S. trade lanes. The primary laws are the U.S. Oil Pollution Act of 1990 (the "Oil Pollution Act") with respect to oil spill liability, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") with respect to spills or releases of hazardous substances, the U.S. Federal Water Pollution Control Act, also called the Clean Water Act, and the U.S. National Invasive Species Act of 1996, ("NISA"), with respect to ballast water management.

Under the Oil Pollution Act, ship owners, operators and demise charterers are deemed "Responsible Parties" and are jointly, severally and strictly liable for all removal costs and other damages caused by oil spills from their ships. Although the Oil Pollution Act is primarily directed at oil tankers (which we do not operate), it also applies to non-tanker ships with respect to the bunker carried on board the ships. The Oil Pollution Act limits the liability of non-tanker owners to the greater of $600 per gross ton or $500,000 per discharge, which may be adjusted periodically for inflation. The liability limits do not apply if the incident was caused by the responsible party's gross negligence, wilful misconduct, or a violation of an applicable federal safety, construction, or operating regulation. In addition, the liability is not limited if the responsible party fails to report the oil spill or fails to cooperate or comply with a removal order. The Oil Pollution Act also imposes civil and criminal penalties relating to certain spill incidents.

The Oil Pollution Act requires all Responsible Parties to establish and maintain evidence of financial responsibility sufficient to meet the maximum liability (calculated under the assumption that the limits available in the preceding paragraph are applicable) to which it could be subject under the Oil Pollution Act. In instances where a Responsible Party owns or operates more than one vessel, financial responsibility is determined based solely on the particular vessel owned or operated by such

Responsible Party that has the greatest maximum liability. Financial responsibility may be established by one or any combination of the following: evidence of insurance, surety bond, guarantee, letter of credit, qualification as self-insurer or other evidence of financial responsibility. P&O Nedlloyd believes that it has sufficient insurance under its three protection and indemnity policies to cover damages that might arise under the Oil Pollution Act. For information on P&O Nedlloyd's insurance policies, see "Business—P&O Nedlloyd—Insurance". However, the Oil Pollution Act specifically preserves state law liability and remedies, whether by statute or at common law. Some U.S. states have enacted legislation providing for unlimited liability for oil spills both in terms of removal costs and damages. As such, cumulative liability under certain U.S. state laws for a spill could be unlimited, and could theoretically exceed our and P&O Nedlloyd's available insurance coverage in the case of a catastrophic spill.

CERCLA governs spills or releases of hazardous substances other than petroleum, natural gas and related products. CERCLA imposes liability that is strict, as well as joint and several, on the owner or operator of a vessel, vehicle or facility from which there has been a release, as well as other responsible parties. Spills or releases could occur during shipping, land transportation, terminal or transport-related operations. Damages may include past, present and future removal costs, natural resource damages and economic losses, without regard to physical damage to a proprietary interest.

The Clean Water Act prohibits the discharge of oil or hazardous substances and imposes strict liability in the form of civil penalties for damages and remedial costs. The Clean Water Act now serves largely to provide backup coverage with respect to remedial costs to the more recent Oil Pollution Act and CERCLA.

NISA was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management programme for ships entering U.S. waters calling for voluntary mid-ocean ballast water exchange, ballast water exchange, in waters where such exchange does not pose an environmental threat, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. Mid-ocean ballast exchange is mandatory prior to calling at Californian ports and the mandatory keeping of records throughout the United States began as of January 2004. In February 2004 an IMO diplomatic conference adopted a convention on ballast water controls that sets forth worldwide rules that will take effect 12 months after ratification by 30 Member States that collectively represent 35 per cent. of the world's shipping tonnage. If water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers, including P&O Nedlloyd.

MANAGEMENT

Our current management

The members of our Supervisory Board, Executive Board and senior management as at the date of this Information Memorandum are as follows:

Supervisory Board

Name	Position and business experience
A.H. Land (64)	Chairman. Member of the Supervisory Board since 1993. Current term up to 2005. Former Chairman of Executive Board of Hagemeyer. Member of the Supervisory Boards of Aalberts Industries, HAL Holding and Wavin.
L.J.M. Berndsen (61)	Deputy Chairman. Member of the Supervisory Board since 2002. Current term up to 2006. Former Chairman of the Executive Board of Nedlloyd. Chairman of the Supervisory Board of Corus Nederland. Member of the Supervisory Boards of Rabobank Nederland and Stichting Nederlandse Staatsloterij. Co-chairman P&O Nedlloyd.
N. Kroes (62)	Member of the Supervisory Board since 1992. Current term up to 2004. Former Minister of Transport and Public Works and former member of the Dutch Lower House. Chairman of the Supervisory Board of Meyer Monitor. Member of the Supervisory Boards of Ballast Nedam, Corio, Nederlandse Spoorwegen, New Skies Satellites, Port Support, Prologis, Volvo Group, Lucent Technologies Nederland and Thales Group. Non-Executive member Board of Directors mmO_2 and P&O Nedlloyd. Member of the Board of Trustees of Prologis International.
H.B. van Wijk (60)	Member of the Supervisory Board since 2002. Current term up to 2006. Former member of the Executive Board of Aegon. Member of the Supervisory Board of Rodamco Europe.

Mr Berndsen and Mr Van Wijk will not become Non-Executive Directors in our new one tier board structure which will be implemented on completion of the PONL Acquisition.

Executive Board

Name	Position and business experience
H.H. Meijer (60)	Chairman. Member of Koninklijke Nedlloyd Executive Board from 1991 to May 2000. From 1 February 2002, he was again member, as Chairman. From 1 January 1997, he was an executive member of P&O Nedlloyd's Board of Directors and, from 1 January 2004, a non-executive member. From May 2000 until 1 January 2004, he was Chairman of the Executive Committee of P&O Nedlloyd. He is a member of the Supervisory Board of Martinair Holland N.V. and a former member of the Executive Board of DAF N.V.

Managing Directors of staff departments

Name	Position
R.E. van Meurs (59)	Financial Director
P.V.B. Zwolsman (55)	Company Secretary and General Counsel

P&O Nedlloyd's current management

The members of the Board of Directors of P&O Nedlloyd, as at the date of this Information Memorandum, are as follows:

Board of Directors

Name	Position
The Lord Sterling of Plaistow	Co-chairman
L.J.M. Berndsen	Co-chairman
P.N. Green	Chief Executive Officer
R.P.M. van Slobbe	Director
B.M.V. Williams	Director
N. Kroes	Non-Executive Director
N.L. Luff	Non-Executive Director
H.H. Meijer	Non-Executive Director
R.B. Woods	Non-Executive Director

Secretary

G.R. Cheeseman	Company Secretary

Our management after the PONL Acquisition

Upon completion of the PONL Acquisition, our two-tier corporate governance structure (Executive Board and Supervisory Board) will be replaced by a one-tier board. See "The PONL Acquisition". The members of our Board of Directors immediately following the PONL Acquisition will be:

Name	Position and business experience
A.H. Land (64)	Chairman; Non-Executive Director. C.V. as above.
P.N. Green (50)	Chief Executive Officer; Executive Director.
	Chief Executive Officer of P&O Nedlloyd since 1 January 2004. Non-Executive Director of Swedish SKF and on the advisory board of the London Business School.
	Former Chief Operating Officer of Reuters Group plc and Chief Operating Officer for Europe and Africa for DHL International.
N. Kroes (62)	Non-Executive Director. C.V. as above.
H.H. Meijer (60)	Non-Executive Director. C.V. as above.
R. B. Woods (57)	Non-Executive Director (a P&O nominee).
	Chief Executive Officer of P&O since 1 January 2004; President of the Chamber of Shipping in the U.K. Non-Executive Director of John Swire & Sons. Non-Executive Director of P&O Nedlloyd since 1 January 2004. Previously Group Managing Director of P&O Nedlloyd from 2000 to 2003.
N. L. Luff (36)	Non-Executive Director (a P&O nominee).
	Chief Financial Officer of P&O since 14 May 2003. Non-Executive Director of P&O Nedlloyd since January 2004. Previously Chief Financial Officer of P&O Princess Cruises plc from 2000 to 2003 and Finance Director of P&O from 1999 to 2000.
To be appointed	Non-Executive Director
To be appointed	Non-Executive Director
To be appointed	Chief Financial Officer

We are currently searching for a Chief Financial Officer (Executive Director), who will also be the Chief Financial Officer of P&O Nedlloyd. We are also seeking to appoint two independent Non-Executive Directors upon completion of the PONL Acquisition.

The business address of the members of our Supervisory Board and Executive Board is and, following completion of the PONL Acquisition, the business address of the members of our Board of Directors will be, Boompjes 40, 3011 XB Rotterdam, The Netherlands.

P&O Nedlloyd's management after the PONL Acquisition

The members of P&O Nedlloyd's Board of Directors upon completion of the PONL Acquisition will be as follows:

Name	Position
P.N. Green	Chief Executive Officer; Executive Director
To be appointed	Chief Financial Officer; Executive Director
B.M.V. Williams	Executive Director
R.P.M van Slobbe	Executive Director

Mr Williams has announced his intention to resign from P&O Nedlloyd's Board of Directors. He is expected to resign in May 2004.

Remuneration

The aggregate amount of remuneration paid by us in the year ended 31 December 2003 for services in all capacities to the members of our Supervisory Board was €111,912 (2002: €112,055). The total remuneration paid to the current member of the Executive Board, Mr Meijer, in the year ended 31 December 2003 was €809,189 (2002: €1,706,213, including a non-recurring allowance in respect of pension commitments amounting to €782,306) of which we paid €104,179 (2002: €900,796) and the remainder was paid by P&O Nedlloyd.

The aggregate amount of remuneration paid by P&O Nedlloyd in the year ended 31 December 2003 for services in all capacities to members of its Board of Directors was $2.3 million (2002: €1.9 million).

Upon completion of the PONL Acquisition, Mr Meijer, the Chairman of the Executive Board, and his predecessor Mr Berndsen, will be entitled to receive payments of up to a maximum of €680,670 and €498,652, respectively, pursuant to agreements entered into in 2002 and 2001, respectively, regarding strategic transactions in respect of P&O Nedlloyd. In addition, Mr Meijer may be entitled to a further payment upon completion of the PONL Acquisition as a result of his standing down as Chairman of our Executive Board. The amount of such payment has not yet been fixed.

For additional information on executive remuneration, please see note 1 to our financial statements and note 5 to P&O Nedlloyd's financial statements set out in "Index to Financial Statements".

Mr. Green is the current CEO of P&O Nedlloyd and will be appointed our CEO upon completion of the PONL Acquisition. He has a basic salary of £550,000. Assuming he is still employed by P&O Nedlloyd on 1 March 2005, Mr Green will be entitled to receive a payment of £248,000. Under the terms of his service agreement with P&O Nedlloyd, he is also eligible to participate in:

- P&O Nedlloyd's Senior Management Incentive Scheme. The scheme makes awards to employees linked to financial targets set each year. Under the scheme, Mr Green may receive a bonus of up to 30 per cent. of his basic annual salary for 2004, and 75 per cent. of his basic annual salary thereafter.
- P&O Nedlloyd's Long Term Incentive Plan. Awards under this plan are linked to financial targets over a two year period.

If Mr Green's employment is terminated other than for good cause, Mr Green shall be entitled to a payment of 12 months' salary and benefits. If such termination occurs before 1 January 2006, he shall be entitled to a further payment equal to a further 12 months' salary and benefits. Furthermore, if Mr Green's employment is terminated (including by way of constructive dismissal) within six months of a change of control of P&O Nedlloyd, he shall be entitled to a further payment equal to 12 months' salary and benefits (over and above the receipt of the termination payment amounts referred to in the previous two sentences).

We believe that Mr Green's remuneration package is appropriate given the scope of the role he has been given and the nature of a company such as P&O Nedlloyd. When formulating the termination provisions in Mr Green's contract, account was taken of the uncertainty surrounding the shareholder structure of P&O Nedlloyd at that time.

Subject to approval by our Board of Directors, in 2004 we expect our Non-Executive Directors to each be paid €36,000 per annum, and the Chairman of our Board of Directors to be paid €45,000 per annum, in each case excluding compensation for any committee work (any compensation for committee work to be considered by the Board of Directors in due course). In determining these amounts, we have taken into account the responsibilities to be expected of Non-Executive Directors in a one-tier board structure and the international profile of our Board members.

In accordance with the Tabaksblat Code, we will discuss the remuneration policy of our Directors with shareholders at the annual general meeting to be held in 2005.

Nedlloyd board structure

Upon completion of the PONL Acquisition, we shall adopt a one-tier system of corporate governance. The framework of this one-tier system is included in our New Articles of Association. The one-tier system is elaborated upon in the internal rules of the Board of Directors (the "Internal Board Rules") that shall be adopted by the Board of Directors and shall come into effect upon completion of the PONL Acquisition. The Internal Board Rules, once adopted, will be published on our website. They shall be binding on our Board and may only be amended with the unanimous consent of the Board. Our governance shall also be regulated by the Relationship Agreement between P&O and ourselves (see the "PONL Acquisition").

According to the agreed Internal Board Rules, we shall have a Board of Directors consisting of two Executive Directors (the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO")) and seven Non-Executive Directors. Our Board of Directors shall establish and maintain at least three standing committees. These are the Nomination Committee, the Audit Committee and the Remuneration Committee. Our Board of Directors shall also establish a Finance Committee as long as no CFO has been appointed by our Board of Directors. If a vacancy arises from a resignation of the CFO, the Finance Committee may be re-established by the Board of Directors.

The Nomination Committee shall consist of the CEO and four Non-Executive Directors. It shall focus, among other things, on the appointment of directors, the size and composition of our Board of Directors and the functioning of individual Directors.

The Audit Committee shall consist of at least three Non-Executive Directors. It shall, among other things, focus on our internal risk management and control systems, provision of our financial information, relations with our external auditors and our financing.

The Remuneration Committee shall consist of at least three Non-Executive Directors. It shall, among other things, as determined by draft proposals for remuneration policies and remuneration of individual Directors, prepare reports on the implementation of remuneration policy and prepare an overview of remuneration policy as determined by the general meeting of shareholders.

The Finance Committee (if and when established) shall consist of at least the CEO and three Non-Executive Directors. It shall, among other things, be responsible for reviewing and making recommendations on our financial strategies and exposures.

The role of the Non-Executive Directors is to supervise the policies of the Executive Directors and our general affairs and our affiliated enterprise, as well as to assist the Executive Directors by providing advice. In performing their task, the Non-Executive Directors shall be guided by our interests and our affiliated enterprise, and shall take into account the relevant interests of our stakeholders. The Non-Executive Directors are responsible for the quality of their own performance. According to the Internal Board Rules, the Board of Directors appoints a chairman from its Non-Executive Directors and, if the Board of Directors resolves so, a Vice-Chairman. A Chairman can submit his resignation as Chairman to the Board of Directors or can be dismissed as chairman by the Board of Directors. The appointment shall further terminate if the relevant Chairman is dismissed or resigns as a Director. This shall be applicable *mutatis mutandis* to the Vice-Chairman.

According to our New Articles of Association, the Executive Directors are together responsible for the management of our operations on a day-to-day basis.

Under the Relationship Agreement, P&O is entitled to nominate two of the seven Non-Executive members of our Board of Directors upon completion of the PONL Acquisition. P&O's right to continue to have two nominees on the Board of Directors depends on P&O's shareholding in us going forward. See "The PONL Acquisition—Relationship Agreement".

Under the Relationship Agreement and the Internal Board Rules, the Nomination Committee will be entitled to nominate to our Board of Directors five Non-Executive Directors and the two Executive Directors.

Under the Internal Board Rules, each Director (Executive or Non-Executive) will be appointed for a period of three years. As soon as P&O is no longer entitled to nominate two Non-Executive Directors or

one Non-Executive Director to the Board, P&O will procure that the Director(s) nominated by P&O will resign from our Board of Directors as soon as is practicable.

The Internal Board Rules and the Relationship Agreement prescribe that the appointment of Directors nominated by P&O shall take place by way of a binding nomination naming at least two persons for each vacancy to be filled and prepared by our Board of Directors within three months after the vacancy has arisen. A resolution to appoint a person by way of a binding nomination prepared by our Board of Directors may be passed by an absolute majority. If a binding nomination has not been prepared within the above period, the general meeting shall be unrestricted in its choice. The general meeting shall also be unrestricted in its choice if it renders the nomination non-binding by means of a resolution adopted by at least two-thirds of the valid votes cast, representing more than half of the issued share capital.

If at least two-thirds of the valid votes cast support the resolution to render the nomination non-binding, but the required quorum of half of the issued share capital is not represented in the general meeting, this resolution could however be taken in a subsequent general meeting in which the resolution can be taken with at least two-thirds of the valid votes cast, without any quorum requirement. If the general meeting has rendered the binding nomination non-binding, the appointment of a Director shall be made in accordance with the provisions applying to appointment of Directors by means of a non-binding resolution of the General Meeting according to the New Articles of Association.

Under the Internal Board Rules and the Relationship Agreement, the appointment of the Directors nominated by the Nomination Committee shall take place by the general meeting by way of a non-binding nomination prepared by the Board of Directors with due observance of the provisions set out in the New Articles of Association. A resolution to appoint a person by way of a non-binding nomination prepared by our Board of Directors, may be passed by an absolute majority.

According to our New Articles of Association, the general meeting shall be able to appoint a different person than the one nominated by way of a non-binding nomination by our Board of Directors by means of at least two-thirds of the valid votes cast. If the resolution does not secure a majority of two-thirds, it shall nonetheless be passed if it has secured an absolute majority of the valid votes cast, provided that this majority represents at least one-third of the issued share capital.

Under our New Articles of Association, the general meeting may at any time suspend or remove any Director. A resolution to remove or to suspend a Director may, where our Board of Directors has made a proposal to that effect, be passed by an absolute majority. Where our Board of Directors has not made a proposal to such effect, such a resolution may only be passed by a majority of at least two-thirds of the valid votes cast. If the resolution does not secure a majority of two-thirds, it shall nonetheless be passed by an absolute majority of the valid votes cast, provided that this majority represents at least one-third of the issued share capital.

Our New Articles of Association prescribe that the Board of Directors shall determine the remuneration and the further conditions of employment of each of the members of the Board of Directors. The policy regarding the remuneration shall be adopted by the General Meeting.

The Board of Directors shall draft a profile describing the size and the composition of the Board of Directors, taking into account the nature of the business, our activities and the desired expertise and background of the directors. This profile shall be made generally available and shall, in any event, be posted on our website.

Under the New Articles of Association, the Board of Directors shall require the approval of the General Meeting for resolutions concerning major changes of our character or identity, or our enterprise, including but not limited to:

(a) any transfer of the business or almost the entire business to any third party;

(b) the entry into or termination of a continuing co-operation of Nedlloyd or a subsidiary with another company or entity, or as fully liable member of a limited partnership ("*commanditaire vennootschap*") or a general partnership ("*vennootschap onder firma*"), if this cooperation or termination is material for our business; or

(c) the acquisition or divestment of a participation in the share capital of a company by us or our subsidiary, amounting to at least one third of the amount of the assets according to the balance sheet and explanatory notes, or if a consolidated balance sheet has been prepared by us, according to the consolidated balance sheet and explanatory notes as shown in our latest adopted annual accounts.

Such a resolution by the general meeting shall be passed by absolute majority of the valid votes cast.

We shall be represented by the Board of Directors. We can further be represented by an Executive Director. In addition, we may be represented by one or two attorneys-in-fact, in the latter event acting jointly, with due observance of the limits of his or their authority.

If the interest of a member of the Board of Directors conflicts with that of Nedlloyd, both he as well as any other member of the Board of Directors may nevertheless represent us, provided that the provisions of the New Articles of Association are duly observed. In implementing an indemnification of a member of the Board of Directors (as discussed below), each member of the Board of Directors is entitled to represent us, unless the member in question has a conflict of interest with us that arises from a right of his own pursuant to this indemnification. If we, in implementing an indemnification, have a conflict of interest with all members of the Board of Directors arising from a right of each of them under the indemnification, we shall be represented by two persons designated by the Board of Directors. These persons cannot be members of the Board of Directors.

The New Articles of Association contain a provision which prescribes that we shall indemnify each member of the Board of Directors and each former member of the Board of Directors who was involved, or threatens to become involved, as a party to any past, present or anticipated future legal actions or proceedings of any nature whatsoever, against all conceivable financial loss or harm that he has in fact and in all reasonableness suffered in connection with the actions or proceedings. The obligation to indemnify laid down in the New Articles of Association shall apply with respect to actions or proceedings taken or commenced either by a third party, including a shareholder, depositary receipt holder and bond holder, or by Nedlloyd itself, unless it ultimately becomes apparent that the loss or harm was caused by the intentional misconduct or gross negligence of the member of the Board of Directors or former member of the Board of Directors concerned.

Costs incurred in order to put forward a defence in an action or proceedings of any nature whatsoever, even costs incurred in connection with proceedings to establish our obligation to indemnify, shall be paid by us upon the submission of an itemised list, after receiving a written undertaking by or on behalf of the member of the Board of Directors or former member of the Board of Directors to repay this amount if it ultimately becomes apparent that he was not entitled to be indemnified by us because the loss or harm was caused by his own intentional misconduct or gross negligence.

The right to indemnification provided for in the New Articles of Association shall not be deemed to exclude any other right to which the member of the Board of Directors or former member of the Board of Directors seeking indemnification could be entitled under a regulation, agreement, resolution of the General Meeting or Board of Directors or otherwise, in connection with acts carried out in their capacity as a member of the Board of Directors and shall continue to apply to a person who is no longer a member of the Board of Directors and shall accrue to that person's heirs, the executors of his last will and testament, and the administrators of his estate. An amendment of this provision shall not impair the rights of a member of the Board of Directors or a former member of the Board of Directors who was a member of the Board of Directors after the introduction of this provision but before the amendment.

Limitation of liability and indemnification matters

Pursuant to Dutch law, each member of our Supervisory Board, Management and Board of Directors, as the case may be, is responsible to us for the proper performance of his or her assigned duties. They are also responsible for taking measures to prevent the consequences of any improper performance of duties by another member of our Supervisory Board, Management and Board of Directors, as the case may be.

Our current articles of association as well as our New Articles of Association provide that such Board members are discharged from liability for their actions as board members, if our annual general

meeting of shareholders adopts a resolution to that effect. This discharge extends only to actions or omissions disclosed in or apparent from the adopted annual accounts or otherwise communicated to our general meeting of shareholders.

This discharge of liability may be limited by mandatory provisions of Dutch law such as in the case of bankruptcy. Under Dutch law, such Board members generally cannot be held personally liable for decisions made exercising their reasonable business judgement.

According to our New Articles of Association, we shall indemnify each member of the Board of Directors and each former member of the Board of Directors who was involved, or threatens to become involved, as a party to any past, present or anticipated future legal actions or proceedings of any nature whatsoever, against all conceivable financial loss or harm that he has in fact and in all reasonableness suffered in connection with the actions or proceedings. The obligation to indemnify laid down in our New Articles of Association shall apply with respect to actions or proceedings taken or commenced either by a third party, including a shareholder, depositary receipt holder and bond holder, or by us, unless it ultimately becomes apparent that the loss or harm was caused by the intentional misconduct or gross negligence of the member of the Board of Directors or former member of the Board of Directors concerned.

Costs incurred in order to put forward a defence in an action or proceedings of any nature whatsoever, even costs incurred in connection with proceedings to establish our obligation to indemnify, shall be paid by us upon the submission of an itemised list, after receiving a written undertaking by or on behalf of the member of the Board of Directors or former member of the Board of Directors to repay this amount if it ultimately becomes apparent that he was not entitled to be indemnified by us because the loss or harm was caused by his own intentional misconduct or gross negligence.

The right to indemnification provided for in our New Articles of Association shall not be deemed to exclude any other right to which the member of the Board of Directors or former member of the Board seeking indemnification could be entitled under a regulation, agreement, resolution of our general meeting of shareholders or Board of Directors or otherwise, in connection with acts carried out in the capacity of member of the Board of Directors and shall continue to apply to a person who is no longer a member of the Board of Directors and shall accrue to that person's heirs, the executors of his last will and testament, and the administrators of his estate.

P&O Nedlloyd B.V.

Board structures

Upon completion of the PONL Acquisition, P&O Nedlloyd B.V., the company through which certain of P&O Nedlloyd's Dutch operations are structured, will have a management board consisting of one or more persons. The number of managing directors shall be adopted by the general meeting of shareholders. The managing directors shall be appointed, dismissed and suspended by the general meeting of shareholders.

P&O Nedlloyd B.V. shall adopt the mitigated rules for large companies (*structuurvennootschappen*), set out in sections 262 to 274 with the exception of the sections 272 and 273 of Book 2 of the Dutch Civil Code (the "Mitigated Large Company Rules"). Under the Mitigated Large Company Rules, companies must adopt a two-tier system of corporate governance, comprising a Management Board and a Supervisory Board. Under these rules, subject to certain statutory exemptions, the following powers, among others, are vested in the Supervisory Board:

(i) appointment of the members of the Supervisory Board; and

(ii) prior approval of certain resolutions by the Management Board.

It is intended that the Supervisory Board of P&O Nedlloyd B.V will, upon completion of the PONL Acquisition, consist of P.N. Green, R.P.M. van Slobbe, G.R. Cheeseman and N. Pusey.

Works councils

P&O Nedlloyd B.V. currently has a works council, as does Damco International B.V., one of its subsidiaries in The Netherlands. A works council is a representative body of the employees of a Dutch enterprise elected by the employees. The management board of any company that runs an enterprise

with a works council must seek the non-binding advice of the works council before taking certain decisions with respect to the enterprise, such as those related to a major restructuring, a change of control, or the appointment or dismissal of a member of the management board. If the decision to be taken is not in line with the advice of the works council, the implementation of the relevant decision must be suspended for one month, during which period the works council may appeal the decision with the Enterprise Chamber (*Ondernemingskamer*) of the Court of Appeals in Amsterdam. Other decisions directly involving employment matters that apply either to all employees, or certain groups of employees, such as those affecting employee compensation systems, or pension or profit sharing plans, may only be taken with the works council's approval. Absent such prior approval, the decision may nonetheless be taken with the prior approval of the Cantonal Court (*Kantonrechter*). If a Dutch company is subject to the (mitigated) Large Company regime, a works council may recommend a candidate for appointment to the supervisory board and may also object to the appointment of a proposed candidate to the supervisory board. For additional information about the Large Company regime, please see "Additional Information—Proposed changes to Dutch company law."

Shares and options

No members of our current Supervisory Board are direct holders of our ordinary shares. Mr Meijer, the sole member of the Executive Board, holds 55,514 of our ordinary shares. We have no outstanding stock options.

Risk management

In January 2004, P&O Nedlloyd established a risk management committee comprising members of its executive management team. The role of the risk management committee is to identify and address the risks arising out of the operation of P&O Nedlloyd's business. The committee has been formed in order to ensure that P&O Nedlloyd's risk management procedures are in line with those to be expected from a publicly listed Dutch company.

In addition, P&O Nedlloyd intends to establish an internal audit function and is currently recruiting for this post.

MAJOR SHAREHOLDERS

Holders of our shares are subject to reporting obligations under the Dutch 1996 Act on Disclosure of Holdings in Listed Companies (*Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996*) (the "Disclosure Act") and the Dutch 1995 Act on the Supervision of the Securities Trade (*Wet toezicht effectenverkeer 1995*) (the "Securities Trade Act").

Pursuant to the Disclosure Act, any person who, directly or indirectly, acquires or disposes of an interest in our capital or voting rights must immediately give written notice to us and, by means of a standard form, the Netherlands Authority for the Financial Markets (the "AFM") if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person falls within a different percentage range as compared with the percentage range applicable to the capital interest or voting rights held by such person prior to the acquisition or disposal. The percentage ranges referred to in the Disclosure Act are zero per cent. to less than five per cent., five per cent. to less than 10 per cent., 10 per cent. to less than 25 per cent., 25 per cent. to less than 50 per cent., 50 per cent. to less than 66⅔ per cent. and 66⅔ per cent. or more.

On 3 July 2003, a draft bill to amend the Disclosure Act was submitted to the Second Chamber of the Dutch Parliament. According to the explanatory notes to the proposed bill, it is anticipated that the following percentage ranges will be introduced: 0 per cent. to less than five per cent., five per cent. to less than 10 per cent,. 10 per cent. to less than 15 per cent., 15 per cent. to less than 20 per cent., 20 per cent. to less than 25 per cent., and 25 per cent. or more. Under the proposed bill, above 25 per cent., all direct or indirect transactions in our share capital or voting rights must be reported. The draft bill has been discussed by the relevant committee of the Second Chamber of the Dutch Parliament (*de vaste kamer commissie*). On 23 October 2003, this committee sent its response to the Dutch cabinet.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account: (1) shares (or depositary receipts for shares) directly held (or acquired or disposed of) by any person, (2) shares (or depositary receipts for shares) held (or acquired or disposed of) by such person's subsidiaries or by a third party for such person's account or by a third party with whom such person has concluded an oral or written voting agreement, and (3) shares (or depositary receipts for shares) which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply to the attribution of shares (or depositary receipts for shares) which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of shares (or depositary receipts for shares) can also be subject to the reporting obligations, if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares. If a pledgee or usufructarian acquires such (conditional) voting rights, this may trigger the reporting obligations for the holder of the shares (or depositary receipts for the shares).

In addition, pursuant to the Securities Trade Act and a decree based thereon, a shareholder who directly or indirectly holds a capital interest of more than 25 per cent. in our capital must, by means of a standard form, within ten days after the month in which the transaction occurs, notify the AFM of such transaction in our securities the value of which is co-dependent on the value of our ordinary shares (including, without limitation, an acquisition or disposal of our shares or depositary receipts issued for our shares or convertible bonds issued by us). If that shareholder is a legal entity and not an individual, the obligations under the Securities Trade Act also apply to members of its management and supervisory boards. In addition, these obligations apply to the following persons related to such 25 per cent. shareholder (if the 25 per cent. shareholder is not a legal entity): (1) spouses, (2) relations by blood or affinity to the first degree and other persons who share a household with these persons, and (3) relations by blood or affinity to the first degree who do not share a household with these persons but hold securities representing at least five per cent. of our capital or will obtain this percentage through the transaction.

The AFM keeps a public registry of and publishes all notifications made pursuant to the Disclosure Act and the Securities Trade Act.

Non-compliance with the reporting obligations under the Disclosure Act or the Securities Trade Act could lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the reporting obligations under the Disclosure Act may lead to civil sanctions, including suspension of the voting rights relating to the shares held by the offender, or the shares underlying any depositary receipts held by the offender, for a period of not more than three years and a prohibition on the acquisition by the offender of our shares (or depositary receipts for shares) or the voting on our shares for a period of not more than five years.

The following shareholders have reported an interest of more than five per cent. in our share capital:

J. Fredriksen, Norway	6.70 %	(As notified in March 2004)
ING Groep N.V., The Netherlands	5.14 %	(As notified in February 1992)
Kempen & Co N.V., The Netherlands	8.23 %	(As notified in February 2004)
Voltaire Fund, Cayman Islands	5.66 %	(As notified in April 2002)

Voting rights of shareholders owning more than five per cent. of any class of shares do not differ from those of other shareholders. For more details on voting rights, please see "Description of Share Capital and Corporate Structure —General meeting."

DIVIDENDS AND DIVIDEND POLICY

The following table sets out certain information relating to dividend per ordinary share declared by us in the years indicated:

Year	Cash dividend	Translated cash dividend option(1)
	(€)	($)
2001	1.00	1.17
2002	1.00	0.91
2003	1.00	0.88

Note:

(1) The translated U.S. dollar dividend amount consists of the euro cash dividend translated into U.S. dollars at the fixed middle rates ("girale middenkoersen") published by ABN AMRO on the applicable dividend payment date.

Dividend payments are subject to Dutch statutory withholding taxes. A claim for the payment of a dividend (including an interim dividend) lapses five years after the shareholders were first permitted to make a claim for payment of the dividend. Rights to cash dividends and distributions that have not been collected within five years and two days after the date on which they became due and payable revert to us. Further details in relation to taxation matters will be set out in the prospectus to be published in connection with the rights offering.

Historically, our policy has been to pay an annual dividend, depending on our cash position and proceeds received from divestments of our interests in companies.

We intend to pay a dividend for the financial year ending 31 December 2004; this dividend will be in line, on a per share basis, with the dividend payments made by us with respect to the financial years ended December 2001, 2002 and 2003. The dividend policy beyond financial year 2004 will be determined following completion of the PONL Acquisition. It is expected that the new policy will be announced in the course of the financial year 2004.

Subject to approval at the EGM to be held on 23 March 2004, we will pay a dividend of €1.00 per ordinary share to shareholders with a record date of 24 March 2004, to be paid on 31 March 2004. We have agreed with P&O not to declare any dividend by reference to a record date falling within 13 months of completion of the PONL Acquisition. See "The PONL Acquisition—Consideration".

EXCHANGE RATE INFORMATION

Solely for convenience of the reader, this Prospectus contains translations between certain euro amounts and dollar amounts at specified rates.

We have in the preparation of our balance sheet as at 31 December 2003 translated euro into U.S. dollars at a rate of €1.00 = U.S.$1.2580.

We have translated certain foreign currency statement of operations amounts included in this Prospectus into euro using weighted average exchange rates during the relevant period which approximate the average market rates.

For convenience purposes we include in the following table certain information concerning the exchange rate of the euro relative to the U.S. dollar expressed in euro per U.S. dollar:

	Period end[1]	Year average[1]	High[1]	Low[1]
Year ending 31 December				
2000	0.9283	0.9229	1.0387	0.8282
2001	0.8807	0.8949	0.9535	0.8406
2002	1.0510	0.9445	1.0501	0.8600
2003	1.2580	1.1302	1.2580	1.0360

(1) Based on the fixed middle exchange rates ("girale middenkoers") as provided by ABN AMRO.

The following table sets forth the fixed middle exchange rates ("girale middenkoers") as provided by ABN AMRO at the end of January and February to the euro against the U.S. dollar.

	Period end
30 January 2004	1.2359
27 February 2004	1.2400

Fluctuations in the exchange rate between the euro and the U.S. dollar have affected the dollar equivalent of the euro prices of our ordinary shares on Euronext Amsterdam. Such fluctuations will also affect the dollar amounts received by holders of our American Depositary Receipts ("ADRs") on conversion by J.P. Morgan Chase Bank, as depositary, of cash dividends, if any, paid in euro on the ordinary shares represented by the ADRs.

DESCRIPTION OF SHARE CAPITAL AND CORPORATE STRUCTURE

The following is a summary of relevant information about our proposed share capital including summaries of relevant provisions of our New Articles of Association, the Relationship Agreement, the Internal Board Rules and of applicable Dutch law. This summary does not purport to be complete and is qualified in its entirety by the New Articles of Association and the provisions of Dutch law. The full text of the New Articles of Association, in Dutch and the unofficial translation in English, is available for inspection during regular business hours at our head office. Upon request, we will furnish a copy of the New Articles of Association without charging costs.

The description of the Board of Directors and the Dutch Corporate Governance Code (*Committee Tabaksblat*) should be read in conjunction with "The PONL Acquisition—The Relationship Agreement" and "Management—Nedlloyd board structure" for information on the Internal Board Rules. The Internal Board Rules shall come into effect upon completion of the PONL Acquisition. They shall be binding on our Board and may only be amended with the unanimous consent of the Board.

We were incorporated on 7 February 1908 as a public company with limited liability under Netherlands law (*Naamloze Vennootschap*). The declaration of no-objection was issued by the Ministry of Justice under number NV 9560. The articles of association were last amended by deed executed before Mr H.P.Ch. van Dijk, civil law notary in Rotterdam on 17 May 2002. We are registered with the Trade Register under number 24129791. Our statutory seat is in Rotterdam, The Netherlands.

Name

Under the New Articles of Association, we intend to change our name to "Koninklijke P&O Nedlloyd N.V." until such time as the Trademark Licence Agreement (as described in "The PONL Acquisition") terminates.

Share capital and shares

Pursuant to the New Articles of Association, our authorised share capital shall amount to €100,000,000 divided into 100,000,000 shares with a nominal value of €1 each. A total of 21,323,270 ordinary shares are outstanding at the date of this Information Memorandum. The shares shall be registered or bearer shares at the shareholder's option.

All shares in bearer form may be represented by one single global share certificate which shall be held in custody by Euroclear Nederland on behalf of the parties entitled to the shares. If registered shares form part of a collective deposit or a giro deposit within the meaning of the Dutch Securities Giro Transfer and Administration Act (*Wet giraal effectenverkeer*), they may be entered in the register of shareholders in the name of an associated institution or Euroclear Nederland, respectively, with the notation that the registered shares form part of the collective deposit of securities of the relevant type maintained by the associated institution or the giro deposit of securities of the relevant type maintained by Euroclear Nederland. The delivery of shares from a collective deposit at the request of an individual participant (*uitlevering*) shall be possible, unless the Board of Directors has decided otherwise in accordance with Article 26 of the Dutch Securities Giro Transfer and Administration Act.

There are no statutory transfer restrictions regarding the transfer of shares.

A pledge or usufruct may be constituted on the shares. The shareholders shall have the voting rights regarding the shares on which such a usufruct or pledge was established. However the usufructuary and the pledgee shall have the voting right if such was agreed upon at the establishment of the usufruct or pledge. The shareholder who does not have voting rights and usufructuaries and pledgees who do have voting rights, do have the rights conferred by law on holders of depositary receipts issued with the co-operation of the company, which means that they have several rights such as attending the General Meeting and inspecting the annual accounts and annual report.

In addition to our ordinary shares, we also have ADRs. Holders of our ADRs may have different rights to holders of our ordinary shares.

Purpose and objects

Article 2 of our New Articles of Association provides that our main objects are to participate in transport and distribution companies and other companies by the acquisition of shares and other interests, to administer the shares and interests of the aforementioned companies and exercise all rights attaching to those shares and interests, to manage and finance enterprises, co-ordinate the activities of enterprises, and act as manager or director of, render services to and co-operate with other enterprises and to furnish guarantees, provide security, warrant performance or in any other way assume liability, whether jointly and severally or otherwise, for or in respect of obligations of group companies. In addition, our objects include doing everything that relates thereto or that we thereto deem necessary, everything in the broadest sense.

Issue of shares and pre-emptive rights

Pursuant to the New Articles of Association, shares are issued pursuant to a decision of the general meeting, or pursuant to a decision of the Board of Directors if the Board of Directors has been designated by the general meeting for a fixed period not exceeding five years. The general meeting or the Board of Directors, if designated thereto by the general meeting, may exclude the pre-emptive rights. These provisions are equally applicable to the granting of rights to acquire shares unless this was a right which was previously granted. A resolution to issue new shares, to grant rights to subscribe for shares and to exclude or to limit the pre-emptive rights may, provided that the Board of Directors has made a proposal to that effect, be passed by an absolute majority. If the Board of Directors has not made a proposal to such effect, the aforementioned resolutions may only be passed by a majority of at least two-thirds of the valid votes cast. If the resolution is not adopted by a majority of two-thirds of the valid votes cast, it shall nonetheless be passed if there is an absolute majority of the valid votes cast, provided that this majority represents at least one-third of the issued share capital.

Acquisition of shares in our own capital

Under the New Articles of Association we may acquire fully paid shares in our own capital:

- without any consideration; or
- against a payment if:
  - (i) the general meeting has authorised the Board of Directors thereto, which authorisation shall be valid for no longer than 18 months. The general meeting must specify in the authorisation the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set; and
  - (ii) the shareholders' equity less the acquisition price is not lower than the paid up capital increased by the statutory reserves; and
  - (iii) the nominal capital of the shares acquired, held or held as a pledgee by us, or held by any of our subsidiaries does not exceed one tenth of our issued nominal share capital.

The current authorisation of the Board of Directors will lapse on 8 November 2004.

Capital reduction

According to the New Articles of Association, the general meeting may decide to reduce the outstanding share capital by cancelling shares or reduction of the nominal value of the shares by an amendment to the articles of association. A cancellation of shares may only be done with respect to shares held by us in our share capital. The resolution to make a reduction of the outstanding share capital requires a majority of two thirds of the shareholders in a general meeting if less than 50 per cent. of the outstanding share capital are present or represented.

Board of Directors

See "Management—Nedlloyd board structure".

General meeting

According to the New Articles of Association, the annual general meeting will be held within a period of six months after the end of our financial year in which general meeting, amongst others, the adoption of the annual accounts are decided upon. Other meetings of the general meeting are held as often as a member of the Board of Directors deems such necessary. Furthermore, shareholders who jointly represent at least one-tenth of the issued share capital may request the Board of Directors to convene a general meeting by the submission of exact information concerning the subjects to be discussed.

Requests made by one or more shareholders collectively representing a value of at least €15 million according to the "*Officiële Prijscourant*" of Euronext Amsterdam N.V. or any other amount that shall be stipulated by Dutch civil law, to put items on the agenda for the general meeting, shall be effected by the Board of Directors, if such a request to the Board of Directors has been made at least 60 days before the meeting and if there are no objections because of important interest of the Company, which in the judgement of the Board of Directors should prevail above putting an item on the agenda.

General meetings shall be held in the municipality of Rotterdam, The Hague, Amsterdam or Haarlemmermeer (Schiphol Airport). The general meeting is convened by the Board of Directors by means of an announcement in a Dutch national daily newspaper, in one international daily newspaper, in the "*Officiële Prijscourant*" of Euronext Amsterdam N.V. and in at least one national newspaper in each jurisdiction in which our shares are listed at least 15 days preceding the general meeting.

Each share with a nominal value of €1.00 gives the right to cast one vote. Resolutions by the general meeting shall be made by an absolute majority of the votes unless Netherlands law or the New Articles of Association require a qualified majority.

Resolutions:

(a) to amend the Company's articles of association;

(b) to dissolve the Company;

(c) to convert the Company into another legal entity;

(d) to merge or demerge within the meaning of Part 7 of Book 2 of the Dutch Civil Code;

(e) to issue new shares;

(f) to grant rights to subscribe for shares;

(g) to exclude or to limit the pre-emption rights;

(h) to appoint a director other than by way of a binding nomination, to remove a director and to suspend a director;

(i) to dispose of a reserve; and

(j) to distribute a stock dividend,

may, where the Board of Directors has made a proposal to that effect, be passed by an absolute majority.

Where the Board of Directors has not made a proposal to such effect, the aforementioned resolutions may only be passed by a majority of at least two-thirds of the valid votes cast. If the resolution does not secure a majority of two-thirds, it shall nonetheless be passed by an absolute majority of the valid votes cast, provided that this majority represents at least one-third of the issued share capital.

For a description of matters reserved for shareholders under the Internal Board Rules see "The PONL Acquisition—The Relationship Agreement".

Financial year and annual accounts

Our financial year is and shall be the calendar year. Each year within five months following the financial year-end, the Board of Directors draws up the annual accounts which must be accompanied by an annual report. This period may be extended by the General Meeting by a maximum of six months due to exceptional circumstances. The annual accounts shall be signed by all members of the Board of Directors. If the signature of one of the members of the Board of Directors is missing this has to be stated including the reasons hereto. The Board of Directors shall make copies of the financial records available for the shareholders at our offices as well as a location to be identified in the convocation for the annual general meeting. The Board of Directors shall submit the annual accounts to the general meeting for adoption.

Dividends

Under the New Articles of Association we may only make distributions to shareholders and other persons entitled to distributable profits to the extent that the shareholders' equity exceeds the sum of the paid and called-up part of the share capital and the reserves which must be maintained by Dutch law. From the profit which was realized in a financial year and which is shown in the adopted annual accounts the Board of Directors shall determine whether and, if so, how much of the profit shall be added to the general reserve. The remainder shall be at the disposal of the general meeting for the purpose of distribution to the shareholders in proportion to the number of shares they hold.

The declaration of a dividend, an interim-dividend or another distribution to the shareholders shall be notified to them within seven days after such declaration. Declared dividends, interim-dividends and other distributions on shares shall be payable within four weeks after they were declared, unless the Board of Directors proposes another day for such payment.

Amendment of articles of association, dissolution

The General Meeting may, where the Board of Directors has made a proposal to that effect, pass a resolution to amend the New Articles of Association or to dissolve the Company by an absolute majority. If the Board of Directors has not made a proposal to such effect, the aforementioned resolutions may only be passed by a majority of at least two-thirds of the valid votes cast. If the resolution is not adopted by a majority of two-thirds of the valid votes cast, it shall nonetheless be passed by an absolute majority of the valid votes cast, provided that this majority represents at least one-third of the issued share capital.

According to the New Articles of Association, the liquidation of the Company shall be effected by the Board of Directors. The general meeting shall determine the remuneration of the liquidators. Any assets remaining after payment of all of the Company's debts shall first be applied to pay back the amounts paid up on the shares. Any remaining assets shall then be distributed among the shareholders in proportion to the aggregate nominal amount of their shares. No distribution upon liquidation may be made to the Company in respect of shares held in its own capital.

Dutch Corporate Governance Code (Tabaksblat Committee)

On 9 December 2003 the Dutch Corporate Governance Committee, which is known as the Tabaksblat Committee, presented the Dutch Corporate Governance Code (the "Code"). The Code replaces the 40 recommendations for corporate governance made in 1997 by the Peters Committee. It is based upon national and international best practices and on the comments received by the Tabaksblat Committee on the draft code, which was published in July 2003. The Code contains 21 principles and 113 best practice provisions covering the management board, the supervisory board, the shareholders and general meeting, financial reporting, auditors, disclosure, compliance and enforcement.

The Code will apply to all companies with registered offices in The Netherlands and a listing on a government-recognised stock exchange whether in the Netherlands or in any other country (referred to below as "listed companies"). The Code came into effect on 1 January 2004.

The Tabaksblat Committee recommends the enactment of a law requiring listed companies to apply the best practice provisions of the Code or to explain their reasons for non-application ("apply or explain" principle). The bill discussed under "Additional Information—Proposed changes to Dutch company law" provides for such an obligation.

A listed company whose financial year coincides with the calendar year will be subject to the Code from 1 January 2004. The Code will apply to all other listed companies from the first day of their financial year starting in 2004. From then on, all annual reports should contain a chapter setting out a broad outline of the company's corporate governance structure and describing its compliance with the Code, explaining the reasons for not applying any best practice provision. The Committee recommends to listed companies that they include a separate chapter in their annual report for the 2003 financial year specifically indicating how they expect to comply with the Code and what problems they anticipate. According to the Committee it is desirable that this chapter of the annual report be put on the agenda of the annual general meeting in 2004.

On takeover defence mechanisms, the Committee has requested the government to deal with that by law and in such a way as to make it possible for the general meeting of shareholders to play a full-fledged role in the company's system of checks and balances. In its opinion, the basis for a statutory system should be that takeover defence mechanisms can be useful and acceptable provided that they are in the interest of the company, are of a temporary nature (the Committee suggests six months) and are not used to benefit the company's management and supervisory board members, financially or otherwise. We currently have takeover defence mechanisms in place (priority and preference shares), which will be abolished upon completion of the PONL Acquisition.

The main issues covered by the Code are:

- the requirement of a made-to-measure internal risk management and control system;
- the maximum severance pay of management board members (one year's base salary, with a hardship clause allowing up to two years);
- limitations on the number of management and supervisory board memberships held by the same person;
- limitations on the period of appointment for management and supervisory board members;
- restrictions on options and shares awarded to management board members;
- stricter requirements concerning investments by management and supervisory board members;
- the independence of all supervisory board members (except for one);
- the proportion of executive and non-executive board members in a one-tier board structure (a majority of the board members should be non-executive; the chairman should not be a current or former executive member);
- the training of supervisory board members in financial, reporting and other areas;
- the use of depositary receipts as an anti-takeover measure (the Committee remains firm that depositary receipts should not be used as an anti-takeover measure, although even in September 2003 the Lower Chamber of Parliament, in adopting the bill amending the structure regime (as described under "Additional Information—Proposed Changes to Dutch Company Law"), allowed the continued use of depositary receipts as a protective device);
- less burdensome requirements in order for shareholders to dismiss management and supervisory board members and to reject nominations for appointments to these positions;
- provisions with regard to bids for a (substantial) asset of the company (if a serious private bid is made for a business unit or a participating interest and the value of the bid exceeds a specific amount and such bid is made public, the management board of the company should make public its position on the bid and the reasons for this position);
- communication between shareholders and auditor (shareholders should be able to question the auditor at the shareholders' meeting about the accuracy and fairness of the financial statements);

- disclosure of the company's corporate governance structure (key points should be placed in a separate chapter of the annual report, in which the company states explicitly whether it applies the Code and the reasons for any non-application).

We shall deviate in any event from the following best practice provisions of the Code:

- Mrs Kroes will complete this year three terms of four years each. According to best practice provision III.3.5 this will be the maximum term. However, both the Supervisory Board and the Executive Board are of the opinion that Mrs Kroes, with due regard to her experience and expertise, should become a member of the Board of Directors. In particular at this time it is important that the board includes members who have knowledge of the company's past experience and background as well as of the international environment in which the new company will operate.

- The Nomination Committee shall consist of, among others, the CEO. According to best practice provision III.8.3, the CEO may not be a member of the Nomination Committee. We shall adopt the Anglo-Saxon one-tier board structure. In the United Kingdom the CEO is permitted to be a member of the Nomination Committee.

- The Internal Rules of the Nomination Committee prescribe that the Nomination Committee consist of the CEO and four Non-Executive Directors and that at least two of the four Non-Executive Directors in the Nomination Committee shall be independent in the context of the Code. According to best practice provision III.5.1, these internal rules shall in any event contain a provision that a maximum of one member of the Nomination Committee may be non-independent within the meaning of best practice provision III.2.2 of the Code. We have deviated from the Code because of the Anglo-Saxon one-tier board structure. The Combined Code on Corporate Governance in the United Kingdom ("Combined Code") prescribes that the majority of the members of the Nomination Committee should be independent Non-Executive Directors. Notwithstanding the Internal Rules of the Nomination Committee, we will, in practice, comply with this provision of the Combined Code immediately following completion of the PONL Acquisition, because three independent Non-Executive Directors shall serve on the Nomination Committee.

- The Internal Rules of the Audit Committee prescribe that at least half of the members of the Audit Committee shall be independent in the context of the Code. According to best practice provision III.5.1, the internal rules shall in any event contain a provision that a maximum of one member of the Audit Committee may be non-independent within the meaning of best practice provision III.2.2 of the Code. The composition we have chosen means that only two, being half of its members, will be independent in the context of the Code. We have chosen this composition in view of the financial expertise of both Mr Meijer and Mr Luff.

- The provisions in the New Articles of Association concerning the appointment of the members of the Board of Directors (see "Management—Nedlloyd board structure") by way of a binding nomination are inconsistent with best practice provision IV.1.1. Provision IV.1.1 provides that the General Meeting may pass a resolution to cancel the binding nature of a nomination for the appointment of a Board member or a resolution to dismiss a Board member by an absolute majority of the votes cast. It is allowed to provide that this majority shall represent a given proportion of the issued capital, which proportion may not exceed one third. If this proportion is not represented at the meeting but an absolute majority is in favour of the resolution, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless of the proportion of the capital represented at the meeting. In the Relationship Agreement with P&O it was agreed that only when a P&O Board member is being nominated (maximum of two Board members), shall we make a binding nomination. For all the other nominations we shall make a non-binding nomination.

- The majority of all the members of the Board of Directors will not be both non-executive and independent within the meaning of the Code. This is because best practice provision III.8.4 also counts the Executive Directors who, in our opinion, should not be counted because of their dependency. Apart from that, the majority of the board will consist of Non-Executive Directors and the majority of the Non-Executive Directors will be independent within the meaning of the Code.

ADDITIONAL INFORMATION

Documents on display and incorporation by reference

Copies of (1) our current articles of association and New Articles of Association and (2) our audited financial statements in respect of the years ended 31 December 2001, 2002 and 2003 and the related auditors' reports of KPMG Accountants N.V. are available free of charge upon request at our offices.

The financial statements and auditors' reports referred to above shall be deemed to be incorporated by reference in, and to form part of, this Information Memorandum.

Any information incorporated by reference in this Information Memorandum shall be deemed to form part of this Information Memorandum.

Unless the context requires otherwise, all references in this document to "this Information Memorandum" include any documents incorporated by reference into this Information Memorandum. As you read the above documents, you may find inconsistencies in information from one document to another or with this Information Memorandum. If you find inconsistencies you should rely on the statements made in the most recent document or made with respect to the most recent period referred to in any document. Any statement contained in this Information Memorandum or in any document incorporated by reference in this Information Memorandum shall be deemed to be modified or superseded for the purposes of this Information Memorandum to the extent that a statement contained in this Information Memorandum or in any other document that also is incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Information Memorandum, except as so modified or superseded.

Any person, including any beneficial owner of our shares to whom a copy of this Information Memorandum is delivered, may request copies of any documents that are incorporated by reference into this Information Memorandum at no cost by sending a request in writing or by fax or email to us at the following address:

Koninklijke Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam
The Netherlands
Facsimile: +31 10 400 6260
Email: nancy.tomasini@nedlloyd.com

These documents are also available through our website at http://www.nedlloyd.com.

Alternatively, these documents may be ordered by telephone from ABN AMRO service desk, telephone +31 76 5799455 (business days from 9am to 4pm) or from J.P. Morgan Securities Ltd. telephone +44 20 7325 3913.

Internal code for the prevention of insider trading

We have adopted a code on insider trading consistent with Dutch laws and regulations on insider trading.

Proposed changes to Dutch company law

On 9 September 2003 the Second Chamber of the Dutch Parliament voted in favour of a bill proposing substantial changes in Dutch company law. The bill will become effective only after the First Chamber of Dutch Parliament gives its approval. It is understood that this may take place in the summer of this year, which means that, if approved, the bill's provisions may become effective shortly after the approval. Below are certain key elements of the bill applying to us:

Important corporate board decisions must be approved by shareholders

Resolutions of the Board of Directors leading to an important change in our identity or character will require the approval of the General Meeting of Shareholders. This applies to resolutions in respect of:

(1) the transfer of most or all of our business;

(2) the entry into or termination of any long-term co-operation arrangement (including joint ventures); and

(3) the acquisition or disposal of participations, with a value of at least one-third of our balance sheet total as per our most recently adopted annual accounts.

Shareholders must adopt a remuneration policy for members of the Board

The new bill will require us to establish a policy in respect of the remuneration of the members of our Board. This policy must be adopted by the general meeting of shareholders. The policy will include all aspects of remuneration (including bonuses, stock options and severance payments). The remuneration as such shall be determined by the Board of Directors.

The general meeting of shareholders of (mitigated) large company regime companies will be given increased powers

This shall have consequences for P&O Nedlloyd B.V., which as set out earlier, shall adopt the mitigated structure regime upon completion of the PONL Acquisition. One of the main consequences shall be that the members of the Supervisory Board shall no longer be appointed by the Supervisory Board itself but by the general meeting of shareholders. The Supervisory Board shall make a nomination for the appointment of a member of the Supervisory Board. The general meeting of shareholders may turn down this nomination by means of a resolution adopted by absolute majority, representing at least one third of the issued share capital.

If the required quorum of one third of the issued share capital is not being represented, this resolution could however be taken in a second general meeting of shareholders to be convened in which the resolution can be adopted by absolute majority, without any quorum requirement.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN (1) DUTCH GAAP AND U.S. GAAP, (2) U.K. GAAP AND U.S. GAAP AND (3) DUTCH GAAP AND U.K. GAAP

1 Dutch GAAP and U.S. GAAP

Our consolidated financial statements are prepared and presented in accordance with Dutch GAAP. The consolidated financial statements of P&O Nedlloyd are prepared and presented in accordance with U.K. GAAP. Following the PONL Acquisition we will use U.K. GAAP as the primary basis for our financial reporting. See "Presentation of Financial and other Information". Significant differences in measurement principles between Dutch GAAP and U.S. GAAP are summarised below. This summary is based for Dutch GAAP on the definitive Guidelines applicable for 2003 financial statements as included in the 2002 volume of the guidelines on Annual Reporting, and for U.S. GAAP on the most recent standards issued through U.S. SFAS 150 and other authoritative literature which is applicable for the 2003 financial statements. Analysing the differences between Dutch GAAP and U.S. GAAP is a complex matter and this summary should not be considered to be an exhaustive comparison. Also, this summary is not intended to provide a comprehensive listing of the differences specifically related to the industries in which we, P&O Nedlloyd and Martinair operate. No attempt has been made to identify disclosure, presentation, or classification differences that would affect the manner in which events and transactions are presented in our and P&O Nedlloyd's financial statements or notes thereto which are included elsewhere in this Information Memorandum. Further, no attempt has been made to identify future differences between Dutch GAAP and U.S. GAAP as a result of prescribed changes in accounting standards. Regulatory bodies that promulgate Dutch GAAP and U.S. GAAP have significant projects ongoing that could affect future comparisons such as this one. Readers should consult their own professional advisers for an understanding of the differences between Dutch GAAP and U.S. GAAP and how these differences might have affected the financial statements contained in this document.

Dutch GAAP	U.S. GAAP
Generally Accepted Accounting Principles	
The overriding principle for a Dutch company's financial statements is that they give a true and fair view. Accounting standards are an authoritative source as to what is and is not a true and fair view, but do not define it unequivocally. Ad hoc adaptations to specific circumstances may be required.	The principal sources of GAAP are Statements of Financial Accounting Standards (SFASs) issued by the Financial Accounting Standards Board (FASB). The FASB is the designated organisation in the private sector for establishing financial accounting and reporting standards.
The term generally accepted accounting principles and practices (GAAP) is not formally defined in The Netherlands. Instead, the term "generally accepted accounting principles and practices" can be used to denote the corpus of practices forming the basis for determining what constitutes a true and fair view. In The Netherlands, the accounting practice is based on accounting rules that are set at two levels. The law incorporated in Section 9 Book 2 of The Netherlands Civil Code, including the case law in respect of this, forms the first level. The second level involves the Guidelines on Annual Reporting (GAR) issued by the Council for Annual Reporting (CAR). These guidelines include recommendations and authoritative statements, but are not legally binding.	Further accounting guidance is provided by consensuses of the FASB Emerging Issues Task Force (EITF) and Statements of Position, Issues Papers and Industry Audit and Accounting Guides issued by the American Institute of Certified Public Accountants (AICPA).
Consolidation	
Dutch GAAP includes among others the following provisions in respect of consolidation policies:	U.S. GAAP provides the following exceptions to its general consolidation policies:
• Consolidation is restricted to group companies, in general being subsidiaries over which control can be exercised.	• A majority owned subsidiary shall not be consolidated if control does not rest with the majority owners (i.e. the subsidiary is in legal

Dutch GAAP	U.S. GAAP
	reorganisation or in bankruptcy or operates under foreign exchange restrictions, controls or other governmentally imposed uncertainties so severe that they cast a significant doubt on the parent's ability to control the subsidiary).
• Consolidation is not prohibited if severe long-term restrictions exist but a provision is required to be made for the exceptional risk involved.	• A qualifying SPE (as defined under SFAS 140) shall not be consolidated in the financial statements of a transferor or its affiliates.
• The option not to consolidate a subsidiary exists if control is intended to be temporary because the subsidiary is acquired and held with a view to disposal.	
• Non-consolidation is in extremely rare occasions allowed if required information can only be obtained or estimated at disproportionate expense or with great delay.	
• In the exceptional case that, due to the diversity of its activities, consolidation of a subsidiary would be incompatible with providing a true and fair view, consolidation is not allowed.	
• Potential voting rights are not considered when determining whether control over an entity can be exercised.	
Joint ventures are in principal not consolidated. The law provides an option for proportional consolidation under certain conditions. If a joint venture is not proportionally consolidated, it is treated as an associate.	Proportional consolidation is generally not allowed except in certain specific industries such as oil and gas exploration and production, and construction contracting.
Special Purpose Entity (SPE)	
An SPE should be consolidated when the substance of the relationship between the enterprise and the SPE indicates that the SPE is controlled by the enterprise. The following circumstances, for example, may indicate a relationship in which the enterprise controls an SPE:	FASB Interpretation No. 46 requires companies to consolidate certain types of entities where they have the ability to exercise control through economic interests (variable interests) other than traditional voting interests. These variable interest entities generally lack sufficient equity capital at risk, or the equity investors lack the characteristics of a controlling financial interest.
• In substance, the activities of the SPE are being conducted on behalf of the enterprise according to its specific business needs so that the enterprise obtains benefits from the SPE's operation.	
• In substance, the enterprise has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an "autopilot" mechanism, the enterprise has delegated these decision making powers.	

Dutch GAAP	U.S. GAAP
• *In substance, the enterprise has rights to* obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or • in substance, the enterprise retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.	

Business Combinations

Dutch GAAP	U.S. GAAP
Business combinations should usually be accounted for as acquisitions using purchase accounting. The assets and liabilities should be taken into account at their fair values at the acquisition date.	Effective 1 July 2001, upon the adoption of FAS 141, the purchase method is the only acceptable accounting method for business combinations.
Up to and including 2000, goodwill was directly charged to shareholders' equity. From 2001 onward, GAR requires goodwill arising from acquisitions to be capitalised and amortised over its estimated economic life, although Netherlands law still allows for goodwill to be directly charged to shareholders' equity.	Commencing with the adoption of FAS 141 on 30 June 2001 (applicable to new business combinations) and the adoption of FAS 142 on 1 January 2002, goodwill is no longer amortized but is subject to an annual fair value based impairment test. Goodwill should also be tested for impairment upon the occurrence of certain events that indicate goodwill may be impaired.
It is presumed that the estimated economical life does not exceed 20 years, although this presumption can be rebutted. Goodwill has a finite life. An impairment test should be performed if there is an indication that the goodwill may be impaired.	
Negative goodwill that relates to expected future losses or charges that can be reliably measured and do not constitute an identifiable liability, is released to income when such losses or charges occur.	Where the fair value of assets acquired exceeds the cost, the difference is first allocated on a pro rata basis against the fair value of the non-current assets. After such assets have been reduced to zero, any remaining difference would be recognised in income as an extraordinary gain at the acquisition date.
If such losses or charges cannot be reliably determined, negative goodwill is initially included in a revaluation reserve and subsequently released to income. Negative goodwill up to the fair value of identifiable non-monetary assets is released to income on the basis of the weighted average remaining useful life of the acquired depreciatable assets and the part of negative goodwill exceeding the fair value of the identified non-monetary assets is directly released to income.	
Minority interest must be calculated based on the minority share of the assets and liabilities of the subsidiary at fair value on acquisition, as included in the consolidated balance sheet.	Minority interests generally are based on the minority share of the book values of the assets and liabilities as reported by the subsidiary.

Dutch GAAP	U.S. GAAP
Foreign Currency	
Foreign currency translation differences in respect of foreign entities are reported as a component of shareholders' equity. If a foreign entity is sold, it is recommended to include the related cumulative foreign currency translation difference in income as part of the result on disposal of the foreign entity. Alternatively, the related cumulative foreign currency translation difference may be retained in equity.	Foreign currency translation differences are reported as a component of accumulated other comprehensive income (OCI). If all or a portion of a foreign entity is sold or substantially liquidated by a company, the amount attributable to the foreign entity included in OCI as foreign currency translation adjustment must be recognised in the income statement.
Property, Plant and Equipment	
Property, plant and equipment may be revalued to fair value, which is replacement value. A revaluation surplus should be credited directly to a revaluation reserve as a separate component of shareholders' equity; deferred tax may be taken into account.	Property, plant and equipment should be carried at historical costs and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No upward revaluation of any class of fixed assets is permitted.
Insurance recoveries for the loss or impairment of property, plant and equipment is recognised in the income statement when receipt is probable and the amount can be measured reliably.	Insurance recoveries, to the extent of losses and expenses recognised in the financial statements, are recorded when receipt is probable. Insurance recoveries in excess of those amounts are treated as gain contingencies whereby the excess insurance recoveries would not be recognised until realised.
Retired assets held for disposal may have a one time revaluation if the estimated net realisable value is significantly higher than its carrying amount. Such revaluation is to be included in a revaluation reserve as a separate component of shareholders' equity and is released to income when it is realised.	Retired assets held for disposal are carried at the lower of their carrying amount or fair value less costs to sale. No revaluation above carrying value is allowed.
Investments in Associates and Joint Ventures	
Associates in which the investor has significant influence, generally represented by 20 per cent. or more of the voting powers, are accounted for using the equity method. Appropriate adjustments are made to the associate's financial statements in order to conform these to the enterprise's accounting policies. If insufficient information is available for such adjustments to be calculated no adjustments are made and that fact is disclosed.	U.S. GAAP is not significantly different.
If the equity of an associate accounted for using the equity method is negative, the enterprise does not adjust the carrying amount in respect of the associate below zero, unless the enterprise is wholly or partially liable for the liabilities of the associate or has the firm intention to arrange for the associate being able to pay its liabilities.	U.S. GAAP is not significantly different.
Associates in which the enterprise has no significant influence are stated at cost or lower realisable value.	Investments in equity securities of companies not consolidated or accounted for using the equity method are classified as either Trading Securities or Available-for-sale Securities.

Dutch GAAP	U.S. GAAP
	Trading Securities are recorded at market value with unrealised gains and losses recognised in the income statement. Available-for-sale Securities are recorded at market value with unrealised gains and losses recognised in Other Comprehensive Income.
Any goodwill arising on the acquisition of an associate is presented separately on the balance sheet, rather than as part of the investment, and is amortised over its useful life, usually less than 20 years.	Any goodwill arising on the acquisition of an associate is not shown separately on the balance sheet but is recognised as part of the total investment in the associate and is not amortised.
A provision is required to be established against the carrying amount of an investment in an associate when a severe long-term restriction exists on the investment.	The cost basis of an investment is written down to fair value with a corresponding charge to income, when an impairment in value is other-than-temporary. Subsequent upward adjustments in value are not recognised in income until realised.

Hedge accounting and financial instruments

Dutch GAAP	U.S. GAAP
Except for foreign currency transactions, no formal guidance on hedge accounting is available in The Netherlands. If the currency risk of foreign currency monetary assets or liabilities has been hedged, the exchange gains or losses on the translation of these assets or liabilities are deferred to the extent that these exchange gains or losses are offset by unrealised gains or losses on the hedges. With respect to hedges through forward exchange contracts, the difference between the forward rate at which the contract will be settled and the spot rate at inception of the contract, should be recognised in income over the life of the contract.	The "financial components" approach is used in U.S. GAAP to assess whether a financial asset should be derecognised. Under this approach, a transferred financial asset is derecognised and new assets and liabilities may need to be recognised for the remaining or new rights and obligations if certain conditions are met: • The transferred asset is isolated from the transferor. • The transferee has the right to pledge or exchange the assets it received with no constraints. • The transferor does not maintain effective control over the transferred assets.
If foreign currency loans or forward exchange contracts are designated as, and provide, an effective hedge against future cash flows in foreign currency, it is permitted to recognise the exchange rate differences on the said foreign currency loans or forward exchange contracts at the date of redemption or at the expiration date, respectively.	A derivative instrument must be recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in fair value should be recognised in income unless precise hedge accounting criteria are explicitly met: • In a fair value hedge, a derivative instrument is marked to its fair value currently through earnings with an offsetting partial mark-to-fair-value of the hedged item (for the risk being hedged). • In a cash flow hedge, a derivative instrument is first marked to its fair value with the effective portion of the gain or loss reported initially in comprehensive income (equity) and the ineffective portion reported in income. The gain or loss on the derivative instrument is reclassified from equity into income in the same period as the loss or gain on the hedged cash flow.

Dutch GAAP	U.S. GAAP
	• In a hedge of a net investment in a foreign operation, the changes in fair value of the derivative instrument (or the transaction gain or loss on a qualifying non-derivative instrument) are reported the same as the cumulative translation adjustment.
	Many derivative instruments "embedded" in non-derivative contracts must be separated from the "host" contracts for accounting purposes.
Inventories	
Inventories should be stated at the lower of cost or net realisable value. It is allowed to apply replacement value as basis for the valuation of inventory. Costs may be determined using actual costs, FIFO or weighted average.	Inventories should be stated at the lower of cost or market, where market is defined as net realisable value for finished goods and work in process and replacement costs for raw materials. No subsequent write-ups of inventory may be recognised once a write-down has been recognised. Acceptable methods of costing inventory include FIFO, LIFO, weighted average and actual costs.
A write-down is reversed if evidence becomes available that it is no longer required.	
Equity	
The cost of issuing shares can be either capitalised as intangible fixed assets and amortised over a period not exceeding five years, or charged against shareholders' equity. The recommended treatment is to charge these costs against shareholders' equity.	Specific incremental costs directly attributable to an offering of securities may be deferred and charged against the proceeds of the offering when it is completed.
If such costs are capitalised, a non-distributable reserve corresponding to the book value of the capitalised costs has to be maintained.	
Provisions	
Provisions should be made for: • Liabilities and losses that are uncertain on balance sheet date but can be reasonably estimated. • Risks existing on the balance-sheet date in respect of certain expected liabilities or losses, which can be reasonably estimated.	General contingency provisions are not permitted. A liability is recognised for a contingent loss when (a) the underlying causal event has occurred prior to the balance-sheet date, (b) it is probable (i.e., likely) that a loss has been incurred, and (c) there is a reasonable basis for estimating that loss. If a loss is only reasonably possible, it should be disclosed.
A provision should only be recognised if on the balance sheet date all of the following criteria are met: • The enterprise has an obligation (legal or constructive); • It is probable that an outflow of resources will be required to settle the obligation; and • A reliable estimate can be made of the amount of the obligation.	

Dutch GAAP	U.S. GAAP
Provisions may be taken up at nominal value or at a discounted value.	Generally, provisions are not discounted.
Costs associated with restructuring should be provided for if certain conditions are met at balance sheet date. Such conditions include among others, the enterprise having formalised a detailed plan and having raised the valid expectation with the employees affected by the restructuring, that the restructuring will be executed.	A liability for cost associated with an exit or disposal activity shall be recognised and measured initially at its fair value in the period when the liability is incurred. For one-time termination benefits, the liability should be measured at the communication date of the plan to the employees and the liability recognised at: • The communication date if the employees are not required to render service beyond the minimum retention period, or • Ratably over the future service periods if the employees are required to render service beyond the minimum retention period in order to receive their one-time termination benefit.
If a formalised detailed plan is available at balance sheet date and after that date but before the date of the preparation of the financial statements, the valid expectation in respect of the execution of the restructuring has been raised or the factual execution of the plan has started, then: • A provision for the restructuring is included in the balance sheet; or • No provision for the restructuring is included in the balance sheet, but additional information is provided in the notes under post balance sheet events.	
Repairs and maintenance costs may be accounted for under three options: the component approach, building up a provision and expensing the costs in the income statement as incurred.	Provisions established for repairs and maintenance, including overhaul activities, are not allowed to be recognised. Repairs and maintenance costs should be expensed when incurred. The component approach is not required but is allowed.
Deferred Taxes	
Deferred taxes should be measured based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.	Deferred taxes are recognised based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.
Deferred tax assets and liabilities may be taken up at nominal value or at a discounted value.	Deferred tax assets and liabilities may not be discounted.
Pensions and other post-retirement benefits	
In The Netherlands, nearly all pensions have to be insured by either an insurance company or a pension fund. Consequently, the balance sheet generally shows pensions liabilities only for unfunded (mostly foreign) pension plans and past	Accounting for pensions is governed by SFAS 87. This standard requires amongst others that plan assets be valued at market value, plan liabilities which are among others based on expected future salary increases, to be

Dutch GAAP	U.S. GAAP
service obligations that have not been (fully) funded yet. The enterprise should provide for deficits in a pension fund at balance sheet date, to the extent it can be held liable for such deficits. Taking into account the pension provisions held by the pension fund and by insurance companies, the provision recognised by the enterprise should be sufficient to cover the accrued pension benefit rights at balance sheet date.	discounted at high quality fixed income rates, recognition of a liability when plan assets are less than the employees' accumulated benefits and actuarial gains and losses to be spread over time.
Pension liabilities are valued on an actuarial basis.	
There is no specific guideline on other post-employment benefits. The general guidelines on provisions apply also to such benefits.	Accounting for post-retirement benefits other than pensions is covered by SFAS 106, and generally follows the same approach used for pensions.
In addition, the GAR allow to account for pension and other post-retirement benefits on the basis of IAS 19, provided this standard is integrally and consistently applied, including the disclosure requirements. Furthermore, accounting for such benefits may be based on a draft GAR, which is with few exceptions comparable to IAS 19.	
Finally, if an enterprise prepares its balance sheet and income statement for external or internal purposes under U.S. GAAP, it is allowed to apply U.S. GAAP in respect of pension and other post-retirement benefits in its financial statements, provided the U.S. GAAP standards in this respect are integrally and consistently applied, including the disclosure requirements.	
Employee Stock Option Schemes	
The difference between exercise price (when below market price) and market price of issued stock options is recognised in the income statement at grant date (intrinsic value method).	There is a choice of two methods for accounting for stock-based compensation to employees: SFAS 123 (fair value method) or APB 25 (intrinsic value method).
Interest Capitalisation	
Borrowing costs directly attributable to the acquisition, construction, or production of a qualifying asset may be capitalised as part of the cost of that asset.	Interest costs should be capitalised as part of the cost of an asset that is constructed or produced for an enterprise's own use.
Leases	
A lease is classified as a finance lease if the risks and rewards incident to ownership lie substantially with the lessee. Classifying a lease depends upon the substance of the transaction rather than the form of the contract.	Specific guidelines exist to classify leases as capital (finance) or operating. A lease that transfers substantially all of the benefits and risks incident to ownership should be accounted for by the lessee as the acquisition of an asset and the incurrence of a liability, and by the lessor as a sale and/or financing. If any one of the following

Dutch GAAP	U.S. GAAP
	four criteria is met, then the lease must be classified as capital lease by the lessee:
Examples of situations which would normally lead to a lease being classified as a finance lease are: • the lease transfers ownership of the asset to the lessee by the end of the lease term; • the lessee has the option to purchase the asset at a price which is expected to be sufficiently lower than the fair value at the date the option becomes exercisable such that, at the inception of the lease, it is reasonably certain that the option will be exercised; • the lease term is for the major part of the economic life of the asset; • at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset; and • the leased assets are of a specialised nature such that only the lessee can use them without major modifications being made.	• The lease transfers ownership of the leased assets to the lessee at the end of the lease term. • The lease contains a bargain purchase option. • The lease term is greater than or equal to 75 per cent. of the economic useful life of the leased asset. • The present value of the minimum lease payments is greater than or equal to 90 per cent. of the fair value of the leased asset.
If a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount should be amortised over the lease term.	U.S. GAAP does not permit immediate gain recognition on sale and leaseback transactions. Generally, any gain or loss on the sale is deferred and amortised in proportion to the amortisation of the leased asset (if a capital lease) or in proportion to rental payments (if an operating lease).
If a sale and leaseback transaction results in an operating lease, the following applies: • If the sales proceeds are at fair value, any profit or loss is recognised by the lessee immediately in income. • If the sales proceeds exceed fair value, the difference between the sales proceeds and fair value is included in accrued liabilities and released to income during the expected duration of use of the related asset. The difference, positive or negative, between the fair value and carrying amount of the related asset is immediately taken to income. • If the sales proceeds are lower than fair value, a positive difference between sales proceeds and the carrying amount of the related asset is immediately taken to income and a negative difference is immediately charged to income, unless such charge is compensated by the future lease payments being lower than lease installments at market rates.	A sale and leaseback transaction involving real estate is accounted for as a sale only if the transaction meets certain criteria and the seller-lessee will actively use the property during the lease term.

Dutch GAAP	U.S. GAAP
Impairment of fixed assets	
The guideline on impairment of fixed assets does not apply to:	Long-lived assets other than goodwill are assessed for impairment whenever triggering events arise that indicate an asset may be impaired. Impairment testing involves two steps. First the undiscounted future cash flows associated with an asset or asset group are compared to the carrying value of the assets. If the undiscounted future cash flows are less than the carrying value, the asset is impaired. In the second step, the fair value of the impaired asset is measured and the asset is written down to its fair value.
• Financial assets as defined in GAR 290 (such as receivables, securities, participating interests over which the enterprise has no significant influence). • Pension assets. • Deferred tax assets.	
An enterprise should assess at each balance sheet date whether there is an indication that an asset may be impaired.	
If any such indication exists, the enterprise should estimate the recoverable amount of the asset. The recoverable amount is the higher of an asset's net selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.	
If it is not possible to estimate the recoverable amount of an individual asset, an enterprise should determine the recoverable amount of the cash-generating unit to which the asset belongs.	
If there is an indication that goodwill may be impaired, the recoverable amount is determined for the cash-generating unit to which goodwill belongs, as goodwill does not generate cash flows independent from other assets.	
An enterprise should assess at each balance sheet date whether there is an indication that an impairment loss recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the enterprise should estimate the recoverable amount of that asset. An impairment loss recognised for an asset in prior years should be reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment was recognised. If this is the case, the carrying amount of the asset should be increased to its recoverable amount, however, not exceeding the carrying	Impairment write-downs establish a new cost basis for an asset. Subsequent write-up of impaired assets is not allowed.

Dutch GAAP	U.S. GAAP
amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years. As an exception to the above paragraph, an impairment loss recognised for goodwill should not be reversed, except in certain rare circumstances.	

2 U.K. GAAP and U.S. GAAP

Our consolidated financial statements are prepared and presented in accordance with Dutch GAAP. The consolidated financial statements of P&O Nedlloyd are prepared and presented in accordance with U.K. GAAP. Following the PONL Acquisition, we will use U.K. GAAP as the primary basis for our financial reporting. See "Presentation of Financial and Other Information". Significant differences in measurement principles between U.K. GAAP and U.S. GAAP are summarised below. This summary is based for U.K. GAAP applicable for 2003 financial statements, and for U.S. GAAP on the most recent standards issued through U.S. SFAS 150 and other authoritative literature which is applicable for the 2003 financial statements. Analysing the differences between U.K. GAAP and U.S. GAAP is a complex matter and this summary should not be considered to be an exhaustive comparison. Also, this summary is not intended to provide a comprehensive listing of the differences specifically related to the industries in which we, P&O Nedlloyd and Martinair operate. No attempt has been made to identify disclosure, presentation, or classification differences that would affect the manner in which events and transactions are presented in the financial statements or notes thereto. Further, no attempt has been made to identify future differences between U.K. GAAP and U.S. GAAP as a result of prescribed changes in accounting standards. Regulatory bodies that promulgate U.K. GAAP and U.S. GAAP have significant projects ongoing that could affect future comparisons such as this one. Readers should consult their own professional advisers for an understanding of the differences between U.K. GAAP and U.S.GAAP and how these difference might have affected the financial statements contained in this document.

U.K. GAAP	U.S. GAAP
Generally Accepted Accounting Principles	
The overriding requirement is for the financial statements to give a true and fair view of the company's state of affairs at the balance sheet date and of the profit and loss for the financial period ending on that date. A "true and fair view" is not defined, but for a combination of reasons, it generally is accepted as requiring compliance with applicable accounting standards. Specific departures may be required from law or standards if those practices would fail to give a "true and fair view". The term generally accepted accounting principles has no formal meaning in the U.K. The term is used informally in the U.K. to denote the corpus of practices forming the basis for determining what constitutes a true and fair view, that is broadly, accounting standards and, where relevant, the accounting requirements of company law and The Listing Rules of the Financial Services Authority. Accounting standards are applicable to the financial statements of an entity that are intended to give a true and fair view of its state of affairs at the balance sheet date and of its profit and loss	The principal sources of GAAP are Statements of Financial Accounting Standards (SFASs) issued by the Financial Accounting Standards Board (FASB). The FASB is the designated organisation in the private sector for establishing financial accounting and reporting standards. Further accounting guidance is provided by consensuses of the FASB Emerging Issues Task Force (EITF) and Statements of Position, Issues Papers and Industry Audit and Accounting Guides issued by the American Institute of Certified Public Accountants (AICPA).

U.K. GAAP	U.S. GAAP
for the financial period ending on that date. The development of such standards is overseen by the Financial Reporting Council, a body representing a wide constituency of interests. Its subsidiary body the Accounting Standards Board ("ASB") develops, issues and withdraws accounting standards. Generally Accepted Accounting Principles.	
A committee of the ASB, the Urgent Issues Task Force ("UITF"), assists the ASB in areas where an accounting standard or Companies Act provision exists, but where unsatisfactory or conflicting interpretations have developed or seem likely to develop. The ASB publishes extracts of the UITF's consensuses which are considered to be part of the body of practices forming the basis for determining what constitutes a true and fair view.	

Consolidation

U.K. GAAP includes amongst others the following provisions in respect of the consolidation process:

- Consolidation is restricted to group companies where dominant influence is actually exerted.
- A subsidiary should be excluded where there are severe long term restrictions that substantially hinder the exercise of the rights of the parent over the assets or management of that subsidiary. If significant influence was still exerted then it should be equity accounted as an associate or joint venture.
- A subsidiary should be excluded where the interest of the parent is held exclusively with a view to subsequent resale and where the resale is expected within one year of acquisition.
- The only reasons for non-consolidation of a controlled entity are the two given above, or if an entity is not material.
- Exclusion on the grounds of dissimilar activities is not permitted.

U.S. GAAP provides the following exceptions to its general consolidation policies:

- A majority owned subsidiary shall not be consolidated if control does not rest with the majority owners (i.e. the subsidiary is in legal reorganisation or in bankruptcy or operates under foreign exchange restrictions, controls or other governmentally imposed uncertainties so severe that they cast a significant doubt on the parent's ability to control the subsidiary).
- A qualifying SPE (as defined under SFAS 140) shall not be consolidated in the financial statements of a transferor or its affiliates.

Goodwill and purchase accounting

Purchased goodwill arising in respect of acquisitions before 31 December 1998, when U.K. Financial Reporting Standard Nos. 10 and 11 were adopted, was written off to reserves in the year of acquisition in accordance with accounting standards in effect at that date. A charge would be recognised in respect of any permanent diminution in the value of goodwill previously written off to reserves.

Prior to the adoption of Statement of Financial Accounting Standard (SFAS) No. 142, *Goodwill and Other Intangible Assets* (FAS 142), goodwill arising from a business combination was amortised on a straight-line basis over the expected periods to be benefited. After 31 December 2002, FAS 142, specifies that goodwill is not amortised, but instead tested for impairment at least annually.

U.K. GAAP	U.S. GAAP
Purchased goodwill arising from acquisitions after 31 December 1998 has been capitalised as an intangible fixed asset and amortised over its useful life up to a maximum of 20 years. Where in the opinion of the board the goodwill has an indefinite economic life, the presumption of a maximum life of 20 years is rebutted and the goodwill is not amortised but is subject to an annual impairment review.	
	Under U.S. GAAP certain intangibles that are subsumed into goodwill under U.K. GAAP are required to be separately identified and accounted for. Intangible assets with finite useful lives are amortised over their respective estimated useful lives to their estimated residual values.
Under U.K. GAAP the gain or loss on disposal is calculated after taking into account goodwill previously written off to reserves for acquisition prior to 31 December 1998. For acquisitions after 31 December 1998 the profit or loss on disposal is calculated after taking into account the net carrying value of goodwill and intangible assets.	Under U.S. GAAP the gain or loss on disposal is calculated in the same manner although the amount of goodwill included in the profit or loss on disposal may differ.
Joint ventures and associates	
Under U.K. GAAP, definitions of subsidiary, joint venture, associate and investment are broadly based upon control, to a certain extent irrespective of the percentage of shares held.	Prior to the implementation of Financial Accounting Standard Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51* (FIN 46), the percentage of shares held was the primary basis on whether an investment was categorised as a subsidiary. However under FIN 46, an investor must also follow specific steps to assess whether it is the primary beneficiary for an entity, similar to assessing control, in which case the entity should be consolidated as a subsidiary.
Joint ventures are accounted for using the gross equity method, which separately reports the investor's share of the turnover and other profit and loss account items of the joint venture.	Joint ventures and associates are accounted for under the equity method if the investor has the ability to exercise significant influence, which is presumed to exist if the investor holds 20 per cent or more of the voting stock. Under the equity method, the results of associates and joint ventures are included in the profit and loss account as a single line item.
Under U.K. GAAP equity accounting, the investor's share of losses of the associate is recognised even if this results in a negative balance on the balance sheet (shown as a liability), unless the investor is irreversibly withdrawing from the investee.	Under U.S. GAAP equity accounting, the investor's share of losses is recognised until the equity investment, together with any financial asset due from the investee, is reduced to zero, and thereafter to the extent of any requirement to meet the investee's obligations. In addition, the investor should provide for its share of losses when the investee's return to profitable operations appears assured.

U.K. GAAP	U.S. GAAP
Revaluation of fixed assets	
Fixed assets may be revalued. Gains arising on the revaluation are recognised directly in reserves. Losses on revaluation offset any previously recorded gains on revaluation of that asset, and any excess losses over this offset are charged to the profit and loss account.	Revaluations are not permitted, except to reflect losses as a result of impairment.
Pensions	
Pension costs for defined benefit schemes are currently determined in accordance with SSAP 24, *Accounting for Pension Costs.* Additional disclosure is also required under the transitional rules of FRS 17, *Retirement Benefits.* SSAP 24 does not made an explicit distinction between the valuations of scheme assets and liabilities. It does not mandate a particular actuarial method, but requires that the method and assumptions, taken as a whole, should be compatible and lead to the actuary's best estimate of the cost of providing the benefits promised.	SFAS No. 87, *Employers' Accounting for Pensions,* requires that pension plan assets are valued by reference to their fair or market related values.
Calculations may be based upon the results of the latest actuarial valuation.	SFAS No. 87 requires measurement of plan assets and obligations to be made as at the date of the financial statements or a date of not more than three months prior to that date.
	Furthermore, under U.S. GAAP, a minimum pension liability is recognised through other comprehensive income in certain circumstances when there is a deficit of plan assets relative to the accumulated benefit obligation. A minimum pension liability is not required to be recognised under current U.K. GAAP requirements.
Leasing	
Under U.K. GAAP, the underlying substance determines whether a lease is classified as finance or operating. A finance lease is one which transfers substantially all of the risks and rewards incident to the ownership of the asset to the lessee. If the present value of the lease payments at the start of the lease amounts to 90 per cent or more of the fair value of the leased asset, then it is presumed that substantially all the risks and rewards have been transferred. However this is an indicative test only and not a strict mathematical definition of a finance lease.	Under U.S. GAAP, leases are classified as either capital or operating lease. Concepts for determining when a lease is a capital (finance) lease are generally similar as compared to U.K. GAAP, but U.S. GAAP provides quantitative thresholds that define when these criteria are met. A lease meeting any one of the following four criteria must be treated as a capital lease: • the lease transfers ownership; • the lease contains a bargain purchase option; • lease term is equal to or greater than 75 per cent of the estimated economic life of the property; or • the present value of the lease payments equals or exceeds 90 per cent of the fair value of the asset being leased, less any investment tax credit retained by the lessor.

U.K. GAAP	U.S. GAAP
Sale and leaseback transactions	
Where a sale and leaseback results in an operating lease that is at fair value, then the profit or loss is recognised immediately. If the sale price is below fair value, but compensated for by future rentals below market price, then any gain or loss is deferred and amortised over the lease term; otherwise any gain or loss is recognised immediately. If the sale price is above fair value, the excess is deferred and amortised over the lease term. In addition, if the fair value of the asset is less than the carrying value at the date of the transaction, the difference is recognised as a loss immediately. Where a sale and leaseback results in a finance lease under U.K. GAAP, no profit or loss is recognised and similarly no adjustment is made to the carrying value of the asset; the cash receipt is merely recognised as a borrowing.	Unlike U.K. GAAP, U.S. GAAP does not permit immediate gain recognition on sale and leaseback transactions that result in operating leases. Generally, any gain or loss is deferred and amortised in proportion to the amortisation of the leased asset (if a capital lease) or in proportion to the rental payments (if an operating lease).
Onerous lease provisions	
Under U.K. GAAP, onerous lease provisions can be made for an amount equal to the present obligation under the contract with the lessor for an asset that has ceased to be used.	Onerous lease provisions can only be made under U.S. GAAP if the asset has ceased to be used and is available to be marketed where the market value is lower than the value of the lease obligation. In these instances, a provision is made for the difference between the market value and the value of the lease obligation.
Revenue recognition	
Prior to periods ending on or after 31 December 2003, there were no standards dealing specifically with revenue recognition. For periods ending on or after 31 December 2003, FRS 5 Application Note G Revenue Recognition applies. This states that revenue must be reported in accordance with the substance of contractual arrangements, and when contractual obligations have been partially fulfilled, revenue should be recognised to the extent that the right to consideration has been obtained through performance.	SAB 101 states that revenue generally should be recognised when: • persuasive evidence of an arrangement exists, generally in writing; • delivery has occurred or services have been rendered; • the price is fixed or determinable; and • collection of the price is reasonably assured. Where a contract includes multiple elements, each element should be accounted for separately provided that adequate evidence of fair value exists for each element in order to allocate the sales price, and any undelivered element is not essential to the functionality of any delivered elements.
Dividends	
Dividends are accounted for in the period to which they pertain, which may be earlier than the date of declaration.	Dividends are accounted for in the period in which they are declared.

U.K. GAAP	U.S. GAAP
Derivative financial instruments	
Under U.K. GAAP, derivative instruments are recorded at appropriate cost amounts. Under U.K. Financial Reporting Standard No. 13, entities that have any of their capital instruments listed or publicly traded on a stock exchange or market, must show fair values as a disclosure item. Profits or losses from hedging activities are matched with underlying cash flows and profits being hedged.	Under U.S. GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivatives be recognised on the balance sheet at their fair value, regardless of whether they are considered hedges. The accounting for subsequent changes in the fair value of a derivative (that is, gains and losses) depends on the intended use:
The effect of forward exchange contracts on existing assets and liabilities is included within the hedged asset or liability at the hedged amount. Where there are forward exchange contracts on future cash flows or transactions then the effect of the hedge is not accounted for until the cash flow or transaction is accounted for.	• if a derivative is designated as either a hedge of a fair value of a recognised asset or of an unrecognised firm commitment ("fair value hedge"), gains or losses are recognised in earnings together with the gain or loss on the hedged asset or activity; • if the derivative is designated as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognised asset or liability ("cash flow hedge"), any gain or loss is included as a component of other comprehensive income and recycled to earnings when the forecasted transaction affects earnings; • if a derivative is designated as a hedge of a net investment in a foreign operation, any gain or loss is included as a component of other comprehensive income, together with the associated gain or loss on the hedged item; and • changes in the fair values of derivatives that do not qualify as a hedge, together with the ineffective portion of any hedges, are reported in current period earnings.
Under U.K. GAAP, derivative financial instruments embedded within host contracts are not reported separately. To the extent that these instruments are considered hedges, their underlying value is not recorded in the financial statements.	Under U.S. GAAP derivative financial instruments embedded within host contracts are recorded separately in the financial statements are their fair value. The movement between the fair value of these embedded instruments are the date of issue of the instrument and the year end is charged against net income.
Investments in equity securities	
Fixed asset investments in marketable securities are recorded at historical cost less provision for impairments in value. A loss resulting from a decline in fair value that is judged to be other than temporary is recorded in the profit and loss account. A current asset investment is recorded at the lower of cost and net realisable value with any adjustment to reduce the carrying value in that period being recorded in the profit and loss account.	SFAS No. 115 *Accounting for Certain Investments in Debt and Equity Securities* specifies that such investments should be classified as either available-for-sale or trading based upon the intentions. Unrealised holding gains and losses for trading securities are included in earnings. Unrealised gains and losses for available-for-sale securities are excluded from earnings are reported as a

U.K. GAAP	U.S. GAAP
	separate component of shareholders' equity unless the decline in fair value is judged to be other than temporary, in which case the cost basis of the security is written down to fair value as a new cost basis and the amount of the write-down is included in earnings.

3 Dutch GAAP and U.K. GAAP

Our consolidated financial statements are prepared and presented in accordance with Dutch GAAP. The consolidated financial statements of P&O Nedlloyd are prepared and presented in accordance with U.K. GAAP. Following the PONL Acquisition, we will use U.K. GAAP as the primary basis for our financial reporting. See "Presentation of Financial and Other Information". Significant differences in measurement principles between Dutch GAAP and U.K. GAAP are summarised below. This summary is based for Dutch GAAP on the definitive Guidelines applicable for 2003 financial statements as included in the 2002 volume of the Guidelines on Annual Reporting, and for U.K. GAAP on accounting standards and other financial reporting requirements applicable for the year ended 31 December 2003. In areas where U.K. GAAP allowed a choice of accounting policy for the year ended 31 December 2003, for example in accounting for pensions and other post-retirement benefits, the summary reflects the accounting policy adopted by P&O Nedlloyd and does not describe the alternative policies that P&O Nedlloyd could have chosen to adopt. Analysing the differences between U.K. GAAP and Dutch GAAP is a complex matter and this summary should not be considered to be an exhaustive comparison. Also, this summary is not intended to provide a comprehensive listing of the differences specifically related to the industries in which we, P&O Nedlloyd and Martinair operate. No attempt has been made to identify disclosure, presentation, or classification differences that would affect the manner in which events and transactions are presented in the financial statements or notes thereto. Further, no attempt has been made to identify future differences between Dutch GAAP and U.K. GAAP as a result of changes in accounting standards. Regulatory bodies that promulgate Dutch GAAP and U.K. GAAP have significant projects ongoing that could affect future comparisons such as this one. Readers should consult their own professional advisers for an understanding of the differences between Dutch GAAP and U.K. GAAP and how these differences might have affected the financial statements contained in this document.

Dutch GAAP	U.K. GAAP
Generally Accepted Accounting Principles	
The overriding principle for a Netherlands company's financial statements is that they give a true and fair view. Accounting standards are an authoritative source as to what is and is not a true and fair view, but do not define it unequivocally. Ad hoc adaptations to specific circumstances may be required.	The overriding requirement is for the financial statements to give a true and fair view of the company's state of affairs at the balance sheet date and of the profit and loss for the financial period ending on that date. A "true and fair view" is not defined, but for a combination of reasons, it generally is accepted as requiring compliance with applicable accounting standards and company law. Specific departures may be required from law or standards if those practices would fail to give a "true and fair view".
The term generally accepted accounting principles and practices (GAAP) is not formally defined in the Netherlands. Instead, the term "generally accepted accounting principles and practices" can be used to denote the corpus of practices forming the basis for determining what constitutes a true and fair view. In The Netherlands, the accounting practice is based on accounting rules that are set at two levels. The law incorporated in Section 9 Book 2 of The Netherlands Civil Code, includingthe case law in respect of this, forms the	The term generally accepted accounting principles has no formal meaning in the U.K. The term is used informally in the U.K. to denote the corpus of practices forming the basis for determining what constitutes a true and fair view, that is broadly, accounting standards and, where relevant, the accounting requirements of company law. Accounting standards are applicable to the financial statements of an entity that are intended

Dutch GAAP	U.K. GAAP
first level. The second level involves the Guidelines on Annual Reporting (GAR) issued by the Council for Annual Reporting (CAR). These guidelines include recommendations and authoritative statements, but are not legally binding.	to give a true and fair view of its state of affairs at the balance sheet date and of its profit and loss for the financial period ending on that date. The development of such standards is overseen by the Financial Reporting Council, a body representing a wide constituency of interests. Its subsidiary body the Accounting Standards Board ("ASB") develops, issues and withdraws accounting standards. A committee of the ASB, the Urgent Issues Task Force ("UITF"), assists the ASB in areas where an accounting standard or company law provision exists, but where unsatisfactory or conflicting interpretations have developed or seem likely to develop. The ASB publishes abstracts of the UITF's consensuses which are considered to be part of the body of practices forming the basis for determining what constitutes a true and fair view.
Consolidation	
Dutch GAAP includes among others the following provisions in respect of consolidation policies:	U.K. GAAP includes amongst others the following provisions in respect of the consolidation process:
• Consolidation is restricted to group companies, in general being subsidiaries over which control can be exercised.	• Consolidation is required for group companies where control is actually exerted.
• Consolidation is not prohibited if severe long-term restrictions exist but a provision is required to be made for the exceptional risk involved.	• A subsidiary should be excluded where there are severe long term restrictions that substantially hinder the exercise of the rights of the parent over the assets or management of that subsidiary. If significant influence or joint control was still exerted then an excluded subsidiary should be equity accounted as an associate or joint venture.
• The option not to consolidate a subsidiary exists if control is intended to be temporary because the subsidiary is acquired and held with a view to disposal.	• A subsidiary should be excluded where the interest of the parent is held exclusively with a view to subsequent resale, the resale is expected within one year of acquisition and the subsidiary has not previously been consolidated.
• Non-consolidation is in extremely rare occasions allowed if required information can only be obtained or estimated at disproportionate expense or with great delay.	• The only reasons for non-consolidation of a controlled entity are the two given above, or if an entity is not material.
• In the exceptional case that, due to the diversity of its activities, consolidation of a subsidiary would be incompatible with providing a true and fair view, consolidation is not allowed.	• Exclusion on the grounds of dissimilar activities is not permitted.
• Potential voting rights are not considered when determining whether control over an entity can be exercised.	• Control is determined by the exercise of dominant influence, regardless of whether formal power exists.

Dutch GAAP	U.K. GAAP
Joint ventures are in principal not consolidated. The law provides an option for proportional consolidation under certain conditions. If a joint venture is not proportionally consolidated, it is treated as an associate.	Joint ventures are entities where joint control exists and where the entity carries out a separate trade. These are consolidated using a version of equity accounting known as "gross equity accounting".
	Joint arrangements that are not entities are for arrangements (that can be separate legal entities) that do not carry out a separate trade or business. The investor should account directly in its own financial statements for its share of the assets, liabilities, income and expenses according to the terms of the arrangement.

Special Purpose Entity (SPE)

An SPE should be consolidated when the substance of the relationship between the enterprise and the SPE indicates that the SPE is controlled by the enterprise. The following circumstances, for example, may indicate a relationship in which the enterprise controls an SPE:

- In substance, the activities of the SPE are being conducted on behalf of the enterprise according to its specific business needs so that the enterprise obtains benefits from the SPE's operation;
- In substance, the enterprise has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an "autopilot" mechanism, the enterprise has delegated these decision making powers;
- In substance, the enterprise has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or
- In substance, the enterprise retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

An SPE should be consolidated where control exists. The rules are the same as those applied to consolidation of group companies, i.e. consolidation is required if dominant influence is exerted, regardless of whether formal power exists.

Business Combinations

Up to and including 2000, goodwill was directly charged to shareholders' equity. From 2001 onward, GAR requires goodwill arising from acquisitions to be capitalised and amortised over its estimated economic life, although Netherlands law still allows for goodwill to be directly charged to shareholders' equity.

It is presumed that the estimated economical life does not exceed 20 years, although this

Up until 1998, purchased goodwill was written off to reserves. Thereafter, FRS 10 requires that it should be capitalised as an intangible fixed asset and amortised over its useful economic life up to a usual maximum of 20 years.

Where in the opinion of the board positive goodwill has a definite useful life of over 20 years

Dutch GAAP	U.K. GAAP
presumption can be rebutted. Goodwill has a finite life. An impairment test should be performed if there is an indication that the goodwill may be impaired.	or an indefinite useful economic life, the presumption of a maximum life of 20 years may be rebutted. If the longer life is definite, then an annual impairment review is required in addition to amortisation. If the life is indefinite, goodwill is not amortised and an annual impairment review is required.
Negative goodwill that relates to expected future losses or charges that can be reliably measured and do not constitute an identifiable liability, is released to income when such losses or charges occur.	Negative goodwill should be credited to the profit and loss account to the extent of the fair value of the acquired non-monetary assets (i.e. including inventories), as those assets are recovered through depreciation or sale. The remaining amount is credited in the periods expected to benefit.
If such losses or charges cannot be reliably determined, negative goodwill is initially included in a revaluation reserve and subsequently released to income. Negative goodwill up to the fair value of identifiable non-monetary assets is released to income on the basis of the weighted average remaining useful life of the acquired depreciatable assets and the part of negative goodwill exceeding the fair value of the identified non-monetary assets is directly released to income.	
Acquisition in stages	
Where a subsidiary undertaking is acquired in stages, its identifiable assets and liabilities are measured at their fair values at the date of each subsequent partial acquisition. Each partial acquisition is accounted for separately using purchase accounting.	When an undertaking is first consolidated, its identifiable assets and liabilities are initially brought into the consolidation at their fair values at the date of its acquisition as a subsidiary undertaking. Where a subsidiary undertaking is acquired in stages, its net identifiable assets and liabilities are to be included in the consolidation at their fair values on the date it becomes a subsidiary undertaking, rather than at the date of the earlier purchases.
	The goodwill, or negative goodwill, is the whole of the difference between, on the one hand, the fair value, at the date an undertaking becomes a subsidiary undertaking, of the group's share of its identifiable assets and liabilities and, on the other hand, the total acquisition cost of the interests held by the group in that subsidiary undertaking. This applies even where part of the acquisition cost arises from purchases of interests at earlier dates.
	In special circumstances, however, not using fair values at the dates of earlier purchases, while using an acquisition cost part of which relates to earlier purchases, may result in accounting that is inconsistent with the way the investment has been treated previously and, for that reason, may fail to give a true and fair view.

Dutch GAAP

U.K. GAAP

For example, an undertaking that has been treated as an associated undertaking by a group may then be acquired by that group as a subsidiary undertaking. Using the method described above to calculate goodwill on such an acquisition has the effect that the group's share of profits or losses and reserve movements of its associated undertaking becomes reclassified as goodwill (usually negative goodwill). In the rare cases where this method of calculation of goodwill would be misleading, goodwill should be calculated as the sum of goodwill arising from each purchase of an interest in the relevant undertaking adjusted as necessary for any subsequent impairment. Goodwill arising on each purchase should be calculated as the difference between the cost of that purchase and the fair value at the date of that purchase of the identifiable assets and liabilities attributable to the interest purchased. The difference between the goodwill calculated on this method and that calculated on the method described above is shown in reserves and additional disclosures are required.

For the determination of goodwill, a restructuring provision in relation to the activities of the acquired enterprise should be taken into account if an obligation comes into existence as a direct consequence of the acquisition and if certain additional requirements are met. Any subsequent adjustments to such a provision can only be recorded against the goodwill, if such adjustments are the result of the formalisation of a detailed plan within six months after the acquisition date.

For the determination of goodwill, it is not permissible to recognise a restructuring provision that was not a liability of the acquiree at the date of acquisition.

Foreign Currency

Foreign currency translation differences in respect of foreign entities are reported as a component of *shareholders' equity. Income and expense items* of the foreign entity should be translated at *exchange rates at the dates of the transactions;* as approximation thereof, the average exchange *rates can usually be used, provided such does not* lead to major differences compared to the translation at the rate of exchange prevailing at the moment a transaction was entered into. If a foreign entity is sold, it is recommended to include the related cumulative foreign currency translation difference in income as part of the result on disposal of the foreign entity. Alternatively, the related cumulative foreign currency translation difference may be retained in equity

Foreign currency translation differences in respect of the retranslation of the amounts *included in the balance sheet of a foreign entity* at the closing rate are taken straight to reserves. *The profit and loss account of a foreign entity* may be translated at either the closing rate or the average rate for the year. Resulting exchange differences are taken directly to reserves.

Cumulative exchange differences are not recycled to the profit and loss account on the sale or termination of the foreign entity.

Investments in Associates and Joint Ventures

Associates in which the investor has significant influence, generally represented by 20 per cent. or

Associates (being entities over which the investor has a significant influence) are equity

Dutch GAAP	U.K. GAAP
more of the voting powers, are accounted for using the equity method. Appropriate adjustments are made to the associate's financial statements in order to uniform these to the enterprise's accounting policies. If insufficient information is available for such adjustments to be calculated no adjustments are made and that fact is disclosed.	accounted for. The investor must actually exercise significant influence rather than just have the power to do so. Significant influence is presumed to exist when 20 per cent. or more of the voting rights are held. Joint ventures (being entities over which the investor has joint control) are also equity accounted for.
	Appropriate adjustments are made to align accounting policies to those of the investor.
If the equity of an associate accounted for using the equity method is negative, the enterprise does not adjust the carrying amount in respect of the associate below zero, unless the enterprise is wholly or partially liable for the liabilities of the associate or has the firm intention to arrange for the associate being able to pay its liabilities.	The investor's share of losses of an associate or joint venture is recognised even when this results in a negative balance, unless the investor is irreversibly withdrawing from the relationship.

Hedge accounting and financial instruments

Dutch GAAP	U.K. GAAP
Except for foreign currency transactions, no formal guidance on hedge accounting is available in The Netherlands. If the currency risk of foreign currency monetary assets or liabilities has been hedged, the exchange gains or losses on the translation of these assets or liabilities are deferred to the extent that these exchange gains or losses are offset by unrealised gains or losses on the hedges. With respect to hedges through forward exchange contracts, the difference between the forward rate at which the contract will be settled and the spot rate at inception of the contract, should be recognised in income over the life of the contract.	There is little formal guidance on hedge accounting in the U.K. What guidance exists is included within SSAP 20, which deals with the hedging of foreign equity investments with borrowings and with limited aspects of forward foreign exchange contracts. Where the hedge is an on-balance sheet instrument, such as a borrowing hedging a foreign currency debtor, then it must be retranslated with the exchange difference recognised in the profit and loss account. The hedged item would be treated similarly. Where the hedge is a derivative, such as a forward or a swap, it is usually kept off balance sheet and instead the hedged item is dealt with on a hedged basis. As an alternative a derivative may be recognised separately in the balance sheet with gains and losses thereon taken to the profit and loss account, and the same treatment applied to the hedged item, albeit that an interest rate swap is never dealt with in this way.
If foreign currency loans or forward exchange contracts are designated as, and provide, an effective hedge against future cash flows in foreign currency, it is permitted to recognise the exchange rate differences on the said foreign currency loans or forward exchange contracts at the date of redemption or at the expiration date, respectively.	In respect of hedges against future transactions, the usual treatment is to leave the derivative off-balance sheet until the hedged transaction affects the profit and loss account, when the effect of the hedge is taken there as well, or results in an asset when the cost thereof is adjusted by the effect of the hedge.
In the case of foreign currency borrowings entered into as a hedge of the net investment of a foreign entity, exchange gains or losses on these borrowings should be recognised directly in equity to the extent these borrowings are an effective hedge.	In the case of net investment hedges, where foreign currency borrowings have been used to finance, or provide a hedge against, group equity investments in foreign enterprises, exchange gains or losses on the borrowings, which would otherwise have been taken to the profit and loss

Dutch GAAP	U.K. GAAP
	account, may be offset as reserve movements against exchange differences arising on the retranslation of the net investments provided that certain conditions are met.
	There is no accounting standard that deals specifically with the recognition or measurement of investments (other than investments in subsidiaries, associates and joint ventures) or other financial instruments. Investments are generally treated as fixed assets (i.e. held for continuing use in the business) if they are held for the long term and, provided they do not have a limited useful life, are then stated at cost (or revalued amount) less provisions for permanent diminutions in value. Otherwise, they are treated as current assets and stated at the lower of cost (or, rarely revalued amount) and net realisable value. In both cases the income from the investment is dealt with on an accruals basis. A derivative would usually be a current asset or liability, if recognised at all.
Dividends	
If dividends to holders of equity instruments are declared after the balance sheet date, an enterprise should not recognise those dividends as a liability at the balance sheet date.	Dividends are accounted for in the period to which they pertain, which may be earlier than the date of declaration.
Equity	
The cost of issuing shares can be either capitalised as intangible fixed assets and amortised over a period not exceeding five years, or charged against shareholders' equity. The recommended treatment is to charge these costs against shareholders' equity.	Issue proceeds net of incremental external costs incurred (i.e. only those costs directly attributable) are credited directly to shareholders' funds.
If such costs are capitalised, a non-distributable reserve corresponding to the book value of the capitalised costs has to be maintained.	
Provisions	
Costs associated with restructuring should be provided for if certain conditions are met at balance sheet date. Such conditions include among others, the enterprise having formalised a detailed plan and having raised the valid expectation with the employees affected by the restructuring, that the restructuring will be executed.	U.K. GAAP is not significantly different.
If a formalised detailed plan is available at balance sheet date and after that date but before the date of the preparation of the financial statements, the valid expectation in respect of the	The formal plan for restructuring and the raising of the valid expectation must have taken place by the balance sheet date.

Dutch GAAP	U.K. GAAP

execution of the restructuring has been raised or the factual execution of the plan has started, then:

- a provision for the restructuring is included in the balance sheet; or
- no provision for the restructuring is included in the balance sheet, but additional information is provided in the notes under post balance sheet events.

Repairs and maintenance costs may be accounted for under three options: the component approach, building up a provision and expensing the costs in the income statement as incurred.

Repairs and maintenance costs of owned assets cannot be provided for. Instead the costs are dealt with by either applying component accounting to property. plant and equipment, or by expensing as incurred.

Deferred Taxes

It is recommended to account for the deferred taxes relating to asset revaluations.

Taxable temporary differences in respect of investments in subsidiaries and joint ventures are not provided where the enterprise can control the timing of reversal (e.g. the timing of profits remitted) and it is probable that they will not reverse in the foreseeable future.

All timing differences are provided for subject to specific exemptions e.g. for asset revaluations (except where there is a binding agreement to sell the asset and the effect of the sale has been recognised in the financial statements) and undistributed earnings of overseas entities, subsidiaries, joint ventures and associates (unless there is a binding agreement for past earnings to be remitted in the future).

Deferred tax is provided in respect of fair value adjustments on a business combination.

Deferred tax is provided in respect of fair value adjustments on a business combination only if provision would have been required had the adjustments been recorded in the financial statements of the acquired entity.

Pensions and other post-retirement benefits

In The Netherlands, nearly all pensions have to be insured by either an insurance company or a pension fund. Consequently, the balance sheet generally shows pensions liabilities only for unfunded (mostly foreign) pension plans and past service obligations that have not been (fully) funded yet. The enterprise should provide for deficits in a pension fund at balance sheet date, to the extent it can be held liable for such deficits. Taking into account the pension provisions held by the pension fund and by insurance companies, the provision recognised by the enterprise should be sufficient to cover the accrued pension benefit rights at balance sheet date.

Pension liabilities are valued on an actuarial basis.

FRS 17, a new accounting standard on retirement benefits, was issued in November 2000. FRS 17 is fully applicable for accounting periods beginning on or after 1 January 2005. Prior to this date entities do not need to follow FRS 17's detailed accounting requirements but certain disclosures have to be given. SSAP 24, an earlier accounting standard on accounting for pension costs, remains applicable to those entities that have chosen not to adopt early FRS 17's recognition and measuremenmt requirements.

In relation to defined benefit schemes, SSAP 24 makes no explicit distinction between the valuations of scheme assets and liabilities. It simply requires that "the actuarial assumptions and methods, taken as a whole, should be compatible and lead to the actuary's best estimate of the cost of providing the pension benefits promised." However, so far as liability valuation is concerned, it does provide that the method chosen must be "such that the regular

Dutch GAAP	U.K. GAAP
	pension cost is a substantially level percentage of current and future pensionable payroll". Accordingly, there is a good degree of flexibility in the actuarial methods for determining liabilities with, for example the project unit (most commonly used in practice), entry age, attained age and aggregate methods all likely to be acceptable. The current unit method is unlikely to be acceptable. Material surpluses and deficits are spread over the expected remaining service lives of the current employees, unless in rare circumstances it is prudent that a material deficit is recognised over a shorter period (e.g. significant reduction in employees, sale of a business, or other changes not allowed for in actuarial assumptions) or a surplus should be so recognised. Assumptions used must be relatively stable over the long-term. Scheme assets are generally measured on an actuarial basis rather than at current fair values. Thus assets are valued as the projected future income streams discounted at a long-term rate of return on the relevant investments; and liabilities are discounted at a similar rate. The standard does not define what is included in scheme assets nor does it specify the frequency or timeliness of actuarial valuations. However, for commercial and regulatory reasons they are usually carried out every three years.
There is no specific guideline on other post-employment benefits. The general guidelines on provisions apply also to such benefits. In addition, the GAR allow to account for pension and other post-retirement benefits on the basis of IAS 19, provided this standard is integrally and consistently applied, including the disclosure requirements. Furthermore, accounting for such benefits may be based on a draft GAR, which is with few exceptions comparable to IAS 19. Finally, if an enterprise prepares its balance sheet and income statement for external or internal purposes under U.S. GAAP, it is allowed to apply U.S. GAAP in respect of pension and other post-retirement benefits in its financial statements, provided the U.S. GAAP standards in this respect are integrally and consistently applied, including the disclosure requirements.	The principles for pensions apply equally to other forms of retirement benefit.

Termination benefits

Dutch GAAP	U.K. GAAP
For obligations in respect of early retirement and other "non-activity" arrangements, a provision	Termination benefits payable as a result of either an employer's decision to terminate an

Dutch GAAP	U.K. GAAP
should be made at balance sheet date for the obligations in respect of: • employees who have already opted for the arrangement; • employees who can opt for the existing arrangement but have not opted yet; and • employees who can not yet opt, but could opt during the term of the existing arrangement.	employee's employment or an employee's decision to accept voluntary redundancy are accounted for in the same way as provisions.

Employee Stock Option Schemes

Dutch GAAP	U.K. GAAP
The difference between exercise price (when below market price) and market price of issued stock options is recognised in the income statement at grant date (intrinsic value method).	For any share scheme the minimum expense recognised in the profit and loss account is based on intrinsic value. If the shares are held in a trust to cover the scheme, then the value is the difference between the book value of the shares and the exercise price of the employee options. The intrinsic value is recognised in the profit and loss account in the period of performance to which the award of shares relates. Where there are no purchased shares covering the scheme, the intrinsic value is the difference between the market value on grant date and the price to be paid by the employee.

Leases

Dutch GAAP	U.K. GAAP
A lease is classified as a finance lease if the risks and rewards incident to ownership lie substantially with the lessee. Classifying a lease depends upon the substance of the transaction rather than the form of the contract. Examples of situations which would normally lead to a lease being classified as a finance lease are: • the lease transfers ownership of the asset to the lessee by the end of the lease term; • the lessee has the option to purchase the asset at a price which is expected to be sufficiently lower than the fair value at the date the option becomes exercisable such that, at the inception of the lease, it is reasonably certain that the option will be exercised; • the lease term is for the major part of the economic life of the asset; • at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset; and • the leased assets are of a specialised nature such that only the lessee can use them without major modifications being made.	The underlying substance determines whether a lease is classified as finance or operating. A finance lease is one which transfers substantially all of the risks and rewards incident to the ownership of the asset. It is presumed that a transfer of substantially all of the risks and rewards occurs if, at the start of the lease, the present value of the minimum lease payments, including any initial payment amounts to 90 per cent. or more of the fair value of the leased asset; this is an indicative guideline only and not a strict mathematical definition of a finance lease.

Dutch GAAP	U.K. GAAP
If a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount should be amortised over the lease term.	If a sale and leaseback transaction results in a finance lease, no profit or loss is recognised and similarly no adjustment is made to the carrying value of the asset; the cash receipt is merely recognised as a borrowing.
If a sale and leaseback transaction results in an operating lease, the following applies: • *if the sales proceeds are at fair value, any profit or loss is recognised by the lessee immediately in income;* • if the sales proceeds exceed fair value, the difference between the sales proceeds and fair value is included in accrued liabilities and released to income during the expected duration of use of the related asset. The difference, positive or negative, between the fair value and carrying amount of the related asset is immediately taken to income; and • if the sales proceeds are lower than fair value, a positive difference between sales proceeds and the carrying amount of the related asset is immediately taken to income and a negative difference is immediately charged to income, unless such charge is compensated by the future lease payments being lower than lease installments at market rates.	If a sale and leaseback transaction results in an operating lease, the following applies: • if the sale is at fair value, any profit or loss is recognised immediately in the profit and loss account; • if the sale is above fair value, then any gain or loss is deferred and amortised over the expected duration of use of the asset; • if the sale is below fair value, then the gain or loss is recognised immediately in the profit and loss account, unless it is compensated for by future rentals below market price, in which case the gain or loss to that extent is deferred and amortised over the expected duration of use of the asset; and • if the fair value of the asset is less than the carrying value at the date of the acquisition, then the difference is recognised as a loss immediately in the profit and loss account.

Impairment of fixed assets

Dutch GAAP	U.K. GAAP
The guideline on impairment of fixed assets does not apply to: • Financial assets as defined in GAR 290 (such as receivables, securities, participating interests over which the enterprise has no significant influence); • Pension assets; and • Deferred tax assets.	The relevant standard, FRS 11, covers the impairment of virtually all fixed assets including goodwill. However within fixed assets it does not cover investment properties, trade investments or own shares held.
An enterprise should assess at each balance sheet date whether there is an indication that an asset may be impaired.	
If any such indication exists, the enterprise should estimate the recoverable amount of the asset. The recoverable amount is the higher of an asset's net selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.	Impairment testing is required annually for all tangible fixed assets that have lives of over 50 years and for goodwill and intangible assets that have lives over 20 years or indefinite lives. In addition if there is an indication of possible impairment of fixed assets at a period end, then an impairment test will be required. Assets should be grouped into the smallest group that generate largely independent cash flows ("income generating units").

Dutch GAAP	U.K. GAAP
If it is not possible to estimate the recoverable amount of an individual asset, an enterprise should determine the recoverable amount of the cash-generating unit to which the asset belongs.	An impairment loss is recognised to the extent that the carrying amount of an income generating unit exceeds the higher of value in use and net realisable value. Value in use is the discounted future net cash flows from the continuing use and ultimate disposal of the income generating unit.
If there is an indication that goodwill may be impaired, the recoverable amount is determined for the cash-generating unit to which goodwill belongs, as goodwill does not generate cash flows independent from other assets.	Any impairment is allocated first to goodwill, then to intangible assets, and finally amongst other assets in a suitable manner (e.g. pro rata).
An enterprise should assess at each balance sheet date whether there is an indication that an impairment loss recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the enterprise should estimate the recoverable amount of that asset. An impairment loss recognised for an asset in prior years should be reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment was recognised. If this is the case, the carrying amount of the asset should be increased to its recoverable amount, however, not exceeding the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.	When an impairment test has been carried out, whether or not a write-down has been recognised, the actual cash flows of the income generating units should be monitored for the next five years. The original value in use is then recomputed each year on the basis of actual cash flows and any additional impairment that becomes evident is recognised. When an impairment loss has been recognised, and the recoverable amount subsequently increases then in some cases the impairment is reversed. However reversals may not be recognised if caused by the unwinding of the discount or the occurrence of cash flows built in to value in use.
As an exception to the above paragraph, an impairment loss recognised for goodwill should not be reversed, unless the impairment loss was caused by a specific exceptional external event that was not expected to recur and a subsequent external event has reversed its effect.	In addition, for impairments on goodwill to be reversed, the original impairment must have been caused by a specific, exceptional external event that was not expected to recur, and a subsequent external event has reversed its effect. For reversals of impairment on intangible assets the same rule applies, unless it has a readily ascertainable market value which has increased to eliminate the impairment.

INDEPENDENT AUDITORS

The consolidated financial statements of Koninklijke Nedlloyd N.V. as at and for each of the three years ended 31 December 2001, 2002 and 2003, included in this Information Memorandum, have been audited by KPMG Accountants N.V., independent auditors, as stated in their report appearing herein.

The financial statements of P&O Nedlloyd Container Line Limited as at and for each of the three years ended 31 December 2001, 2002 and 2003, included in this Information Memorandum, have been audited by KPMG Audit Plc, independent auditors, as stated in their report appearing herein.

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INDEX TO FINANCIAL STATEMENTS

1. Nedlloyd financial statements as at and for the years ended 31 December 2003, 2002 and 2001

2. P&O Nedlloyd accounts as at and for the years ended 31 December 2003, 2002 and 2001

Koninklijke Nedlloyd N.V. Auditors' Report

Auditors' report

In our opinion, the consolidated financial statements of Koninklijke Nedlloyd N.V. for the year ended 31 December 2003 and the comparative data for the years ended 31 December 2002 and 31 December 2001, as included in this Information Memorandum on pages F-3 to F-14, are consistent, in all material respects, with the financial statements for those years from which they have been derived. We issued unqualified auditors' reports on these financial statements on 3 March 2004, 5 March 2003 and 6 March 2002, respectively. These auditors' reports are included in the financial statements for the years referred to, which form an integral part of this Information Memorandum.

Rotterdam, 5 March 2004

KPMG Accountants N.V.

KONINKLIJKE NEDLLOYD N.V.
CONSOLIDATED PROFIT AND LOSS ACCOUNT
(x €1 million)

	Note:	2003[(1)]		2002		2001	
Staff expenses	1	(1)		(2)		(5)	
Other operating expenses	2	(3)		(2)		(1)	
Release of provisions	3	4		—		—	
Operating costs			—		(4)		(6)
Share in result of joint venture P&O Nedlloyd		4		(162)		8	
Share in result of 50% interest in Martinair		5		2		(3)	
Income from investments			9		(160)		5
Interest income	4		2		4		7
Result on ordinary activities before taxation			11		(160)		6
Taxation	5		—		—		—
Net result			11		(160)		6
(x € 1)							
Result per ordinary share outstanding			0.52		(7.52)		0.27
Result per ordinary share outstanding fully diluted			0.52		(7.52)		0.27

(1) The audited financial statements of Nedlloyd for the year ended 31 December 2003 remain subject to approval by shareholders at a meeting to be held on 6 May 2004.

KONINKLIJKE NEDLLOYD N.V.
CONSOLIDATED BALANCE SHEET
(before proposed appropriation of result, x €1 million)

	Note:	31 December 2003[1]		31 December 2002		31 December 2001	
Assets							
Fixed assets							
Tangible fixed assets	6		1		1		1
Investments							
Joint venture P&O Nedlloyd	7	492		580		864	
50% interest in Martinair	8	149		144		142	
Other investments		0		2		3	
			641		726		1,009
			642		727		1,010
Current assets							
Receivables	9	5		6		7	
Cash and bank balances	10	74		106		143	
			79		112		150
Total			721		839		1,160
Liabilities							
Group equity							
Shareholders' equity	11		682		784		1,086
Provisions	12		28		44		56
Current liabilities	13		11		11		18
Total			721		839		1,160

(1) The audited financial statements of Nedlloyd for the year ended 31 December 2003 remain subject to approval by shareholders at a meeting to be held on 6 May 2004.

KONINKLIJKE NEDLLOYD N.V.
CONSOLIDATED CASH FLOW STATEMENT
(x €1 million)

	2003(1)	2002	2001
Net result	11	(160)	6
Depreciation	—	—	—
Cash flow	11	(160)	6
Other adjustments towards net operational cash flow:			
Share in result of joint venture P&O Nedlloyd	(4)	162	(8)
Share in result of 50% interest in Martinair	(5)	(2)	3
Movement in working capital	1	(6)	68
Movement in provisions	(16)	(12)	(12)
Other movements	1	—	—
Net operational cash flow	(12)	(18)	57
Capital expenditure on tangible fixed assets	—	—	—
Redemptions received on loans granted	2	—	11
Investment cash flow	2	0	11
Increase in shareholders' equity by executed option rights	—	3	2
Shares repurchased	—	—	(26)
Dividend paid	(22)	(22)	(23)
Financing cash flow	(22)	(19)	(47)
Cash flow balance	(32)	(37)	21
Cash and bank balances beginning of financial year	106	143	122
Cash and bank balances end of financial year	74	106	143

(1) The audited financial statements of Nedlloyd for the year ended 31 December 2003 remain subject to approval by shareholders at a meeting to be held on 6 May 2004.

KONINKLIJKE NEDLLOYD N.V.
ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated accounts include the financial data of Koninklijke Nedlloyd N.V. and its group companies. Group companies are participating interests with which Koninklijke Nedlloyd N.V. forms an economic entity and in which Koninklijke Nedlloyd N.V. holds a majority interest or can execute full control in any other manner. The assets, liabilities and results of these companies are fully consolidated. The most important consolidated participations are Nedlloyd Containers Holding B.V.; Nedlloyd Beheer B.V. and Nedlloyd Interne Dienst B.V.

GENERAL

Effective 2003 the balance sheet is presented before proposed profit appropriation. In accordance with the guidelines for Annual Reporting no. 270, which became effective 2003, the definition of extraordinary items is strongly restricted.

PRINCIPLES FOR BALANCE SHEET VALUATION

Tangible fixed assets are valued at historical cost less a straight-line depreciation calculated from the date the related asset became operational and taking the expected residual value into account.

Non-consolidated participations in which a significant influence is exerted, inclusive the 50% interest in the joint venture P&O Nedlloyd, are valued at the corresponding proportion of shareholders' equity as disclosed by the balance sheet of the companies concerned.

Current assets are valued as follows:

- receivables are stated at face value, less a provision for doubtful accounts,
- cash and bank balances are stated at face value.

The provision for pension commitments and the provision for other post-retirement benefits have been determined on the basis of the present value when applying actuarial valuation methods. Other provisions and liabilities are stated at face value.

A provision for deferred is formed for temporary differences between book values and the tax base of assets and liabilities. Deferred tax assets from loss carry forwards and temporary differences in valuation are valued, to the extent that they cannot be offset by deferred tax liabilities and the amount for which they are expected to be realised. The short-term debts are stated at face value.

PRINCIPLES OF DETERMINATION OF RESULTS

The share in the result of the non-consolidated participations in which a significant influence is exerted relates to the share in the result as published in the profit and loss accounts of the participations concerned. For the non-consolidated participations in which no significant influence is exerted the dividend received is recognised under other investment results.

FOREIGN EXCHANGE

Foreign currency transactions concluded prior to the balance sheet date are recognised at the transaction rate. Receivables and payables resulting from transactions not yet settled are included in the balance sheet at the rates prevailing on the balance sheet date. Exchange differences on account of receivables and payables are recognised in the operating result in the period in which they arise, in so far as these have not been hedged.

Assets and liabilities of foreign participations are translated at the rates prevailing on the balance sheet date; income and expenses at average rates. The resulting exchange differences are directly recognised in shareholders' equity. This is also the case for exchange differences resulting from receivables from and payables to foreign participations in so far that they represent an expansion or reduction, respectively, of the net investment in the foreign participations.

KONINKLIJKE NEDLLOYD N.V.
NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT
(x €1 million, unless stated otherwise)

In conformity with Article 2:402 of the Dutch Civil Code, Koninklijke Nedlloyd N.V. issued an abridged version of the profit and loss account of the Company, as its financial data are included in the consolidated accounts.

1 STAFF EXPENSES

	2003	2002	2001
Salaries and wages	1	2	5
Pension costs	—	—	—
Other social security costs	—	—	—
	1	2	5

Staff expenses relate to staff members employed at Headquarters, Nedlloyd Interne Dienst and Nedlloyd Holdings USA. As at 31 December 2003 a total of 23 staff were employed: 15 at Headquarters and 7 with Nedlloyd Interne Dienst, all in The Netherlands and one employee in the United States of America. The average number of staff in 2003 was 25 (2002: 49 ; 2001: 71).

Almost all Nedlloyd Interne Dienst expenses are charged to third parties. Charges for staff expenses included here (€1 million; 2002: €1 million; 2001: €2 million) are deducted from Staff expenses. Pension arrangements for a number of staff members are managed through the Nedlloyd Pension Fund. Based on the financing agreement with this pension fund a premium holiday applies over 2003 (also over 2002 and 2001).

Remuneration of the current member of the Executive Board Mr. H.H. Meijer was composed as follows (x €1):

	2003	2002
Salary	585,300	613,253
Non recurring allowance concerning pension commitments	—	782,306
Bonus	130,689	102,490
Pension costs	93,200	208,164
Total	809,189	1,706,213
Charged to P&O Nedlloyd	-705,010	-805,417
Remains for the account of the Company	104,179	900,796

An amount of €111,912 (2002: €112,055) was charged to the result of the Company for 2003 in respect of remuneration to members and former members of the Supervisory Board. This amount was composed as follows (x €1):

	2003	2002
O.H.A. van Royen	—	9,512
A.H. Land	34,228	28,420
L.J.M. Berndsen	29,228	23,978
R. Hazelhoff	—	7,242
Mrs N. Kroes	24,228	20,989
H.G. Pohl	—	7,242
H.B. van Wijk	24,228	14,692

Ownership of Koninklijke Nedlloyd N.V. securities and options as at 31 December 2003:

Executive Board	
H.H. Meijer:	55,514 ordinary shares.
Supervisory Board	no shares and no option rights.

In 2003 options were granted neither to the members of the Executive Board nor to the members of the Supervisory Board. The members of the Supervisory Board have no employee option rights.

There are no commercial relationships between the Company and the members of the Supervisory Board.

2 OTHER OPERATING EXPENSES

2003	2002	2001
3	2	1

Other operating expenses charged to third parties (€12 million; 2002: €11 million; 2001: €11 million) by Nedlloyd Interne Dienst are deducted from Other operating expenses.

3 RELEASE OF PROVISIONS

2003	2002	2001
4	—	—

Because of the settlement of a number of claims part of the provisions were no longer required.

4 INTEREST INCOME

2003	2002	2001
2	4	7

Interest income follows from placing the available cash and bank balances on short-term deposits.

5 TAXATION

Koninklijke Nedlloyd N.V. has no tax due on the achieved result. The reconciliation between the weighted average nominal tax rate expressed as a percentage of the result before taxation and Nedlloyd's effective tax burden is as follows:

	2003	2002	2001
Weighted average nominal tax rates	34.5	34.5	35.0
Tax effects by:			
Tax-exempt results / non-deductable costs	(34.5)	(34.5)	(35.0)
Effective tax burden	0.0	0.0	0.0

In The Netherlands at year-end 2003, Koninklijke Nedlloyd N.V. has tax losses to be carried forward amounting to approximately €75 million (at year-end 2002: approximately €75 million; at year-end 2001: approximately €65 million) and abroad, in particular in the United States, in the amount of approximately €12 million (at year-end 2002: approximately €16 million; at year-end 2001: approximately €20 million). The deferred tax assets on these losses have been valued at nil, as it is not expected that they will be realised with the present activities.

KONINKLIJKE NEDLLOYD N.V.
NOTES TO THE CONSOLIDATED BALANCE SHEET
(x €1 million, unless stated otherwise)

6 TANGIBLE FIXED ASSETS

2003	2002	2001
1	1	1

The tangible fixed assets mainly consist of office furniture and equipment. The depreciation period for these assets runs from 3 to 5 years.

7 JOINT VENTURE P&O NEDLLOYD

	Total	Book value 50% interest in P&O Nedlloyd	Receivable from 50% interest in P&O Nedlloyd
Position as at 31 December 2000	818	807	11
Movements:			
share in result	8	8	—
changes in exchange rates	45	45	—
redemption	(11)	—	(11)
other movements	4	4	—
Position as at 31 December 2001	864	864	0

	Book value 50% interest in P&O Nedlloyd
Position as at 31 December 2001	864
Movements:	
share in result	(162)
changes in exchange rates	(122)
Position as at 31 December 2002	580
Movements:	
share in result	4
changes in exchange rates	(92)
Position as at 31 December 2003	492

8 50% INTEREST IN MARTINAIR

	Book value 50% interest in Martinair
Position as at 31 December 2000	127
Movements:	
share in result	(3)
change in accounting principles	18
Position as at 31 December 2001	142
Movements:	
share in result	2
Position as at 31 December 2002	144
Movements:	
share in result	5
Position as at 31 December 2003	149

9 RECEIVABLES

	31 December 2003	31 December 2002	31 December 2001
Prepayments and accrued income	2	3	3
Other receivables	3	3	4
	5	6	7

KONINKLIJKE NEDLLOYD N.V.
NOTES TO THE CONSOLIDATED BALANCE SHEET
(x €1 million, unless stated otherwise)

10 CASH AND BANK BALANCES

	31 December 2003	31 December 2002	31 December 2001
Cash, bank and money on call	1	2	8
Deposits	73	104	135
	74	106	143

Deposits are placed with financially solid parties for a maximum term of one year.

11 SHAREHOLDERS' EQUITY

	Total	Subscribed share capital	Share premium account	Translation reserve	Other reserves	Unappropriated result
Position as at 31 December 2000 ...	1,062.9	23.4	69.7	132.1	702.2	135.5
Movements 2001:						
result appropriation 2000	(22.8)	—	—	—	112.7	(135.5)
result 2001	6.2	—	—	—	—	6.2
shares purchased	(26.4)	—	—	—	(26.4)	—
change in accounting principles of Martinair	18.0	—	—	—	18.0	—
foreign exchange differences ...	45.1	—	—	45.1	—	—
execution of option rights	2.5	—	0.8	—	1.7	—
other movements	0.2	—	—	—	0.2	—
exchange differences realised	—	—	—	—	—	—
Position as at 31 December 2001 ...	1,085.7	23.4	70.5	177.2	808.4	6.2
Movements 2002:						
result appropriation 2001	0	—	—	—	6.2	(6.2)
result 2002	(160.3)	—	—	—	—	(160.3)
foreign exchange differences ...	(122.5)	—	—	(122.5)	—	—
execution of option rights	3.5	—	—	—	3.5	—
cancellation of shares	0	(1.9)	—	—	1.9	—
dividend	(22.0)	—	—	—	(22.0)	—
exchange differences realised	0	—	—	(5.6)	5.6	—
Position as at 31 December 2002 ...	784.4	21.5	70.5	49.1	803.6	(160.3)
Movements 2003:						
result appropriation 2002	0	—	—	—	(160.3)	160.3
result 2003	11.3	—	—	—	—	11.3
foreign exchange differences ...	(91.3)	—	—	(91.3)	—	—
cancellation of shares	0	(0.2)	—	—	0.2	—
dividend	(22.0)	—	—	—	(22.0)	—
exchange differences realised	0	—	—	4.9	(4.9)	—
Position as at 31 December 2003 ...	682.4	21.3	70.5	(37.3)	616.6	11.3

Share capital

The authorised share capital amounts to €80,015,000 i.e. 15,000 priority shares, 40 million ordinary shares and 40 million preference shares, all of €1 each. As at 31 December 2003, €15,000 (all 15,000 priority shares) has been issued as well as €21,323,270 (ordinary shares 21,323,270).

Movements in issued shares in 2003 were as follows:

	Total number	Priority shares	Ordinary shares Total	Outstanding	Purchased
Position as at 31 December 2002	23,487,066	15,000	21,472,066	21,323,270	148,796
Cancellation purchased shares	(148,796)	—	(148,796)	—	(148,796)
Position as at 31 December 2003	21,338,270	15,000	21,323,270	21,323,270	0

After approval by the general meeting of shareholders 148,796 ordinary shares with a nominal value of €1 each were cancelled on 11 July 2003. These shares had been purchased earlier in order to meet obligations under the employee stock option plans. These obligations do not longer exist as the Option Plan 1998 expired on 19 March 2003. In 2003 no option rights have been granted to members of the Supervisory and Executive Board, nor to employees. In 2003 no option rights were exercised.

Expiring	Issued in	Options Issued	Outstanding options as at 31 December 2003	Outstanding options as at 31 December 2002	Exercise price
19 March 2003	1998	290,184	0	168,056	€18.06

Share premium account

The share premium account can for the greater part be considered as a free share premium in the sense of the Income Tax Act.

Reserve for translation differences

This reserve is related to the accumulated foreign exchange differences that arise when translating foreign participations as well as receivables from and payables to these participations, in so far these receivables and payables form an expansion and reduction, respectively, of the net investment in the foreign participation. In addition, this reserve includes the exchange differences on loans in foreign currencies taken up to hedge the net investment in foreign participations. When a foreign participation is sold, the accumulated exchange difference is released and recognised under Other reserves.

Legal reserve for retained earnings of participations

This reserve is calculated applying the collective method for all investments together. As at 31 December 2003 there is no need for a legal reserve for retained earnings of participations.

12 PROVISIONS

	Total	Pensions and other post-retirement benefits	Reorganisation and early retirement schemes	Other
Position as at 31 December 2000	68	6	9	53
Movements:				
payments	(9)	—	—	(9)
addition	—	—	—	—
release	—	—	—	—
other movements	(3)	—	(1)	(2)
Position as at 31 December 2001	56	6	8	42
Movements 2001				
payments	(13)	—	(4)	(9)
addition	1	—	1	—
release	—	—	—	—
other movements	0	—	1	(1)
Position as at 31 December 2002	44	6	6	32
Movements 2002				
payments	(14)	(1)	(2)	(11)
addition	2	—	1	1
other movements	0	2	(2)	0
release	(4)	—	(1)	(3)
Position as at 31 December 2003	28	7	2	19

It is expected that approximately an amount of €5 million will be used within one year.

Pensions and other post-retirement benefits

The commitments in respect of the pension schemes arranged for employees are virtually entirely covered by the Nedlloyd Pension Fund. The provision is mainly related to entitlements of employees who are not included in a pension fund. Besides, commitments are related to medical insurance schemes on behalf of former staff in the United States.

Reorganisation and early retirement schemes

This provision is intended to cover the cost of reorganisation, restructuring, termination of activities and early retirement schemes.

Other

These provisions are made for known commitments and risks, including customs risks and claims in respect of warranties and and/or indemnities issued for investments sold.

13 CURRENT LIABILITIES

	2003	2002	2001
Taxation and social security charges due	—	—	—
Accruals and deferred income	6	6	13
Dividend to be paid	—	—	—
Miscellaneous	5	5	5
	11	11	18

The above amounts fall due within one year.

14 DISPUTES AND COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

Disputes

On 30 September 2003 the Court of First Instance of the European Court has judged that the fine of ECU 41 million imposed on 16 September 1998 on P&O Nedlloyd due to P&O Nedlloyd's participation in the Trans-Atlantic Conference Agreement (TACA) could not be upheld. This judgment has become final at the end of December 2003. Consequently, the court case has come to end. The guarantee issued by Koninklijke Nedlloyd has been withdrawn. Based on legal advice no provision was made for this fine.

Various claims have been filed against Koninklijke Nedlloyd in the past. Koninklijke Nedlloyd rejects these claims and does not expect the final decisions on these disputes to lead to expenses significantly exceeding the provisions already made.

	31 December 2003	31 December 2002	31 December 2001
Guarantee commitments			
These commitments can be specified as follows:			
Guarantees in respect of liabilities of non-consolidated participations	1	5	16
Guarantees in respect of TACA claim	—	22	22
Guarantees on behalf of third parties	9	9	10
	10	36	48

	31 December 2003	31 December 2002	31 December 2001
Long-term financial commitments			
Long-term rental and operational lease commitments:			
falling due within 1 year	5	5	5
falling due between 1 and 5 years	1	6	11
falling due after 5 years or more	—	—	—
	6	11	16

15 FINANCIAL INSTRUMENTS

Currency risks

Nedlloyd's main currency risk is the translation risk associated with the participation in P&O Nedlloyd, which has not been hedged.

Credit risks

The credit risks relate to the losses to be incurred when counterparties fail to meet their contractual commitments. As it is our policy to conclude contracts only with financially solid parties, we do not expect such failures to happen. However, we further manage these risks by limiting the commitments per counterparty.

Market value

The market value of the receivables, cash and bank balances, and short-term debts included in the balance sheet is virtually equal to their book value.

KONINKLIJKE NEDLLOYD N.V.
NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement was prepared following the indirect method. This is to say that the statement is based on data as included in the balance sheets and profit and loss accounts. These data have subsequently been adjusted, where possible, for movements that did not lead to any cash flow for the year under review.

The cash and bank balances in the cash flow statement include cash assets, bank balances as well as cash equivalents such as call money and short-term deposits.

Income and expenses related to interest, dividend received and profit taxation have been included under operational cash flow. Dividends paid are included under the financing cash flow.

P&O Nedlloyd Container Line Limited Auditors' Report

We have audited the accounts on pages to F-16 to F-42.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the annual report and the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the group is not disclosed.

We read the other information accompanying the accounts and consider whether it is consistent with these statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the company and the group as at 31 December 2001, 2002 and 2003 and of the profit/loss of the group for the years then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
8 Salisbury Square
London
EC4Y 8BB

5 March 2004

P&O Nedlloyd Container Line Limited
Group profit and loss accounts
for the years ended 31 December 2003, 2002 and 2001

	Note	2003	2002	2001
		$m	$m	$m
Turnover: group and share of joint ventures		5,550.9	4,691.3	4,743.9
Less: share of joint ventures' turnover		(40.6)	(36.5)	(32.3)
Group turnover	2	5,510.3	4,654.8	4,711.6
Net operating costs	3	(5,422.1)	(4,863.3)	(4,622.7)
Group operating profit/(loss)		88.2	(208.5)	88.9
Share of operating results of: joint ventures		(9.7)	(6.0)	(1.4)
associates		(1.5)	(20.1)	(0.2)
Total operating profit/(loss): group and shares of joint ventures and associates		77.0	(234.6)	87.3
(Loss)/profit on sale of fixed assets		(1.1)	(11.4)	0.3
Profit/(loss) on ordinary activities before interest and taxation		75.9	(246.0)	87.6
Net interest payable and similar items	6	(45.0)	(47.2)	(54.8)
Profit/(loss) on ordinary activities before taxation		30.9	(293.2)	32.8
Tax on profit/(loss) on ordinary activities	7	(13.2)	(11.9)	(10.6)
Profit/(loss) on ordinary activities after taxation		17.7	(305.1)	22.2
Equity minority interests	16	(3.0)	0.7	(1.4)
Retained profit/(loss) for the financial year transferred to reserves	18	14.7	(304.4)	20.8

The results arise from continuing operations.

A note on historical cost profits and losses has not been included as part of these accounts as there is no difference between the results as disclosed in the profit and loss accounts and the results on an unmodified historical cost basis.

P&O Nedlloyd Container Line Limited
Balance sheets
as at 31 December 2003, 2002 and 2001

	Note	Group 2003 $m	Group 2002 $m	Group 2001 $m	Company 2003 $m	Company 2002 $m	Company 2001 $m
Fixed assets							
Intangible assets	8	38.6	49.8	34.7	—	—	—
Tangible assets	9	1,782.4	1,912.7	2,128.2	—	—	—
Investments:	10						
Subsidiaries		—	—	—	972.4	972.4	972.4
Joint ventures							
Share of gross assets		99.6	84.6	48.1	—	—	—
Share of gross liabilities		(68.3)	(67.3)	(25.9)	—	—	—
		31.3	17.3	22.2	—	—	—
Associates		12.8	13.2	23.9	—	—	—
Trade investments		15.9	15.7	7.5	—	—	—
		60.0	46.2	53.6	972.4	972.4	972.4
		1,881.0	2,008.7	2,216.5	972.4	972.4	972.4
Current assets							
Stocks and work in progress	11	284.7	248.7	219.4	—	—	—
Debtors (group includes $57.6m (2002:$60.0m; 2001:$44.3m) due after more than one year)	12	965.7	838.9	769.5	565.0	565.0	566.2
Cash and short term deposits		242.2	161.9	68.1	—	—	—
		1,492.6	1,249.5	1,057.0	565.0	565.0	566.2
Creditors: amounts falling due within one year	13	(1,592.9)	(1,278.5)	(1,216.8)	—	—	—
Net current (liabilities)/assets		(100.3)	(29.0)	(159.8)	565.0	565.0	566.2
Total assets less current liabilities		1,780.7	1,979.7	2,056.7	1,537.4	1,537.4	1,538.6
Creditors: amounts falling due after more than one year	14	490.3	713.3	498.0	—	—	—
Provisions for liabilities and charges	15	34.9	34.0	25.3	—	—	—
Equity minority interests	16	17.1	14.9	17.5	—	—	—
Capital and reserves							
Called up share capital	17	1.6	1.6	1.6	1.6	1.6	1.6
Share premium account		1,543.2	1,543.2	1,543.2	1,543.2	1,543.2	1,543.2
Profit and loss account	18	(306.4)	(327.3)	(28.9)	(7.4)	(7.4)	(6.2)
Equity shareholders' funds		1,238.4	1,217.5	1,515.9	1,537.4	1,537.4	1,538.6
		1,780.7	1,979.7	2,056.7	1,537.4	1,537.4	1,538.6

These accounts were approved by the board of directors on 5 March 2004 and were signed on its behalf by:

H H Meijer

R B Woods

P&O Nedlloyd Container Line Limited
Group cash flow statements
for the years ended 31 December 2003, 2002 and 2001

	Note	2003		2002		2001	
		$m	$m	$m	$m	$m	$m
Net cash inflow from operating activities	19(a)		380.5		135.9		360.1
Dividends from joint ventures and associates			0.8		0.5		0.7
Returns on investments and servicing of finance							
Interest received		4.6		4.7		6.3	
Dividends received		1.2		—		—	
Interest paid		(15.8)		(13.9)		(27.7)	
Finance lease interest paid		(34.7)		(38.0)		(37.5)	
Dividends paid to minority interests		—		(2.8)		(3.8)	
Net cash outflow from returns on investment and servicing of finance			(44.7)		(50.0)		(62.7)
Taxation			(12.5)		(11.9)		(9.5)
Capital expenditure and financial investment							
Purchase of fixed assets		(78.0)		(79.1)		(162.1)	
Purchase of investments		(28.4)		(12.2)		(36.8)	
Sale of fixed assets and investments		14.6		84.1		33.0	
Net cash outflow for capital expenditure and financial investment			(91.8)		(7.2)		(165.9)
Acquisitions							
Purchase of businesses	10(d)	—		(25.4)		(0.6)	
Net cash acquired		—		—		2.1	
Net cash (outflow)/inflow for acquisitions			—		(25.4)		1.5
Net cash inflow before financing			232.3		41.9		124.2
Financing							
Loan drawdown		108.2		273.8		60.9	
Loan repayment		(220.0)		(191.0)		(146.0)	
Finance lease capital payments		(47.1)		(32.2)		(41.0)	
Net cash outflow/(inflow) from financing			(158.9)		50.6		(126.1)
Increase/(decrease) in cash in the year	19(b)		73.4		92.5		(1.9)

P&O Nedlloyd Container Line Limited
Statements of group total recognised gains and losses
for the years ended 31 December 2003, 2002 and 2001

	2003	2002	2001
	$m	$m	$m
Profit/(loss) for the financial year attributable to shareholders	14.7	(304.4)	20.8
Currency translation – average to closing	(0.7)	—	(0.1)
Currency translation differences on foreign currency investments	6.9	6.0	(1.7)
Total recognised gains and losses for the financial year	20.9	(298.4)	19.0

There are no material recognised gains or losses of joint ventures or associates that are not included in the group profit and loss account.

P&O Nedlloyd Container Line Limited
Reconciliations of movements in equity shareholders' funds
for the years ended 31 December 2003, 2002 and 2001

	Group			Company		
	2003	2002	2001	2003	2002	2001
	$m	$m	$m	$m	$m	$m
Total recognised gains and losses for the financial year	20.9	(298.4)	19.0	—	(1.2)	(0.9)
Equity shareholders' funds at beginning of the year	1,217.5	1,515.9	1,496.9	1,537.4	1,538.6	1,539.5
Equity shareholders' funds at the end of the year	1,238.4	1,217.5	1,515.9	1,537.4	1,537.4	1,538.6

P&O Nedlloyd Container Line Limited
Notes to the accounts

1. Accounting policies

The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the group's accounts. The group has complied with the transitional disclosure requirements of Financial Reporting Standard 17 "Retirement Benefits". The group has adopted the requirements of Financial Reporting Standard 5, Application Note G, in these financial statements. The comparative figures do not require restatement as the prior year adjustment is not material.

(a) Accounting convention

The accounts are prepared on the historical cost basis and in accordance with applicable accounting standards and The Companies Act 1985 except as stated in note 10(c)(III)(1). Minor reclassifications have been made to the presentation of comparative figures to make them consistent with the current year.

(b) Basis of consolidation

The consolidated accounts include the accounts of the company and its subsidiaries (including the U.K. partnership in which they participate) made up to 31 December 2003 together with the group's interest in its associates and joint ventures. Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiaries acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

An associate is an undertaking in which the group has a long term interest, usually from 20 per cent. to 50 per cent. of the equity voting rights and over which it exercises significant influence. The group's share of the profits less losses of associates is included in the consolidated profit and loss account and its interest in their net assets (other than goodwill) is included in investments in the consolidated balance sheet.

A joint venture is an undertaking in which the group has a long-term interest and over which it exercises joint control. The group's share of the profits less losses of joint ventures is included in the consolidated profit and loss account and its interest in their net assets, other than goodwill, is included in investments in the consolidated balance sheet.

Under section 230(4) of The Companies Act 1985 the company is exempt from the requirement to present its own profit and loss account.

(c) Goodwill

Purchased goodwill (both positive and negative) arising on consolidation in respect of acquisitions before 1 January 1998, when Financial Reporting Standard 10 "Goodwill and intangible assets" was adopted, was written off to reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously written off to reserves is written back through the profit and loss account as part of the profit or loss on disposal.

Purchased goodwill (representing the excess of the fair value of the consideration given plus any associated costs over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 January 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life, determined on each individual acquisition.

In the company's accounts, investments in subsidiary undertakings are stated at cost less amounts written off for any impairment.

(d) Turnover

Turnover represents the amounts invoiced to customers, excluding VAT and similar sales taxes, in respect of shipping and transport operations completed during the accounting period.

(e) Group operating profit

Group operating profit includes the results of all shipping and transport operations completed during the accounting period. Revenue and costs in respect of such operations which are not complete at the end of the period are carried forward as "Deferred Income" and within "Stocks and Work in Progress" respectively. The company participates in certain operating arrangements with other shipping lines. The results thereof are accounted for on an accruals basis, estimates being used to the extent that final information is not available.

(f) Foreign currencies

The company's functional currency is the U.S. dollar. At 31 December 2003 the U.S. dollar: sterling exchange rate was 1:0.563 *(2002: 1:0.623, 2001: 1:0.690).* Transactions denominated in foreign currencies are translated at the exchange rate ruling on the date on which each transaction occurs or at the rate specified in any related forward exchange contract. At each balance sheet date monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at that date or at the rates specified in any related forward exchange contracts. The results of subsidiaries and branches that have currencies of operation other than U.S. dollars have been translated at average exchange rates.

Exchange differences arising from the translation of the opening net assets of subsidiaries, associates and joint ventures that have currencies of operation other than U.S. dollars and any related loans are taken to reserves together with the differences arising when the profit and loss accounts are translated at average rates and compared with rates ruling at the year end. Other exchange differences are taken to the profit and loss account.

(g) Fixed assets

I) Properties are included in the accounts at their cost to the group. Freehold buildings are depreciated on a straight line basis over 50 years. Long leasehold buildings and short leasehold land and buildings are depreciated on a straight line basis over the remaining life of the lease or 50 years, whichever is the shorter.

II) Interest incurred in respect of payments on account of assets under construction is capitalised to the cost of the asset concerned.

III) Depreciation of other fixed assets is calculated on a straight line basis so as to write off their cost, including interest capitalised during construction, less their estimated residual value over their expected useful lives, which are normally:

- Container Ships – 25 years
- Containers and Trailers – 10-15 years
- Other Plant and equipment – 4-15 years
- Computer equipment & software – 4-7 years

(h) Finance leases and similar arrangements

Assets acquired under finance leases, being leases that transfer substantially all the risks and rewards of ownership of an asset to the lessee, are capitalised and the outstanding future lease obligations are shown in creditors. Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

(i) Stocks and work in progress

Stocks and work in progress are stated at the lower of cost and net realisable value.

Stocks comprise primarily bunker stocks held on board ship. Work in progress represents costs incurred on uncompleted voyages.

(j) Dry-docking costs

An element of the cost of an acquired ship is attributed at acquisition to its service potential reflecting its maintenance condition. This cost is amortised over the period to the next dry-docking or the remaining life of the ship. Costs incurred on subsequent dry-docking of ships are capitalised as part of tangible fixed assets and expensed over the period to the next dry-docking.

(k) Cash and liquid resources

Cash, for the purposes of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand. Liquid resources are current assets which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits (other than cash).

(l) Deferred taxation

In accordance with Financial Reporting Standard 19 "Deferred Tax", deferred taxation is provided fully and on a non-discounted basis at future corporation tax rates in respect of timing differences between profits computed for taxation and accounts purposes.

(m) Pension schemes

Contributions in respect of defined benefit pension schemes are calculated as a percentage, agreed on actuarial advice, of the pensionable salaries of employees. The cost of providing pensions is charged to the profit and loss account over the periods benefiting from the service of employees.

Contributions in respect of defined contribution pension schemes are charged to the profit and loss account when they are payable.

2. *Analysis of turnover*

	2003		2002		2001	
	Origin	Destination	Origin	Destination	Origin	Destination
	$m	$m	$m	$m	$m	$m
By geographical area:						
Continuing operations						
U.K. and the Republic of Ireland	256.9	521.7	249.4	447.4	330.9	525.7
Continental Europe	1,149.7	1,192.0	1,024.1	1,012.5	1,045.2	1,012.4
USA and Canada	578.0	1,277.9	565.4	1,034.7	450.7	873.1
Australasia and Pacific	393.7	391.2	312.1	297.6	410.5	360.5
Far East and Asia	2,339.6	865.3	1,814.9	793.7	1,849.9	820.6
Other areas mainly Latin America and Africa	792.4	1,262.2	688.9	1,068.9	624.4	1,119.3
	5,510.3	5,510.3	4,654.8	4,654.8	4,711.6	4,711.6

I. The analysis of turnover by origin is derived by allocating revenue to the area in which the cargo originated. The analysis of turnover by destination is derived by allocating revenue to the area in which the cargo is delivered.

II. Operating profit resulting from turnover generated in each geographical area according to origin/destination is not disclosed as it is neither practical nor meaningful to allocate the group's operating expenditure on this basis.

III. Geographical analysis of net assets.

The major revenue-earning assets of the group are comprised of the ship and container fleets, the majority of which are registered in the United Kingdom and the Netherlands. Since the group's fleets are employed flexibly across its worldwide route network, it is not appropriate to allocate such assets and related liabilities to geographical segments.

IV. Segmental reporting.

The directors regard all group activities as relating to the container through transport business.

3. *Net operating costs*

	2003	2002	2001
	$m	$m	$m
Continuing operations:			
Cost of sales	4,704.6	4,241.8	4,006.0
Administration expenses	717.5	621.5	616.7
	5,422.1	4,863.3	4,622.7
Net operating costs include:			
Depreciation of tangible fixed assets:			
Owned assets	169.3	189.9	209.2
Leased assets	47.8	56.2	53.8
	217.1	246.1	263.0
Amortisation of goodwill	12.5	12.0	10.9
Loss on sale of containers	3.9	1.0	—
Hire of ships	548.3	497.6	485.7
Hire of plant and machinery	190.5	156.1	148.5
Property rentals	47.4	42.4	33.4
Foreign currency losses/(gains) on borrowings and deposits	9.0	9.8	(3.9)
Auditors' remuneration:			
– Group	2.6	2.3	2.0
– Company	—	—	—
Other fees paid to auditors and their associates	0.6	1.1	0.3

Other fees paid to auditors include $0.4m in respect of Risk Management reviews and $0.2m for tax compliance work.

4. *Employee information*

The average number of persons employed by the group, including Executive Directors, was as follows:

	2003	2002	2001
In the United Kingdom	1,657	1,739	1,805
Overseas	8,425	7,823	7,048
Sea Staff	1,586	1,829	1,804
	11,668	11,391	10,657

Employment costs – all employees including Executive Directors:

	2003	2002	2001
	$m	$m	$m
Aggregate gross wages and salaries	393.5	364.4	347.4
Employers' national insurance contributions, or foreign equivalents	32.9	27.6	26.4
Employers' pension contributions (note 23)	47.8	22.1	31.6
Total direct cost of employment	474.2	414.1	405.4

P&O Nedlloyd Container Line Limited
Notes to the accounts

5. *Remuneration of directors*

	2003	2002	2001
	$'000	$'000	$'000
Directors' emoluments	2,288	1,854	1,782

Directors' emoluments include $856,783, *(2002: $695,850; 2001: $591,000)* paid to third parties in respect of directors' services.

	2003	2002	2001
	Number	Number	Number
Retirement benefits are accruing to the following number of Executive Directors under:			
Defined benefit schemes	3	4	4
Defined contribution schemes	1	—	—

Total contributions under a defined contribution scheme were $63,205 *(2002 and 2001: $nil).*

There were two highest paid directors who were paid $638,236 each *(2002: $558,261 each; 2001: single highest paid director $588,840).* Each is a member of a different defined benefit pension scheme under which the accrued pension at year end for one was $245,482 *(2002: $203,910; 2001: $182,171)* and the other $471,351 *(2002: $398,160; 2001: $299,669).*

6. *Net interest payable and similar items*

	2003	2002	2001
	$m	$m	$m
Bank loans and overdrafts	(10.6)	(12.9)	(21.6)
Interest element of finance leases and similar arrangements	(34.8)	(38.0)	(37.5)
Other loans	(3.2)	(1.0)	(1.4)
Interest payable and similar charges	48.6	(51.9)	(60.5)
Interest receivable	4.6	4.7	5.7
Investment income	1.2	—	—
	(42.8)	(47.2)	(54.8)
Joint ventures	(2.0)	—	—
Associates	(0.2)	—	—
Net interest payable and similar items	(45.0)	(47.2)	(54.8)

7. *Tax on profit/(loss) on ordinary activities*

	2003	2002	2001
	$m	$m	$m
(a) Analysis of charge for the year			
Current tax comprises:			
United Kingdom corporation tax	(1.9)	(1.9)	(1.7)
United Kingdom corporation tax adjustments in respect of previous periods	(1.1)	(1.0)	(0.4)
	(3.0)	(2.9)	(2.1)
Overseas tax	(10.6)	(9.0)	(8.4)
Share of associates' tax	(0.3)	(0.2)	(0.1)
Total current tax	(13.9)	(12.1)	(10.6)
Deferred tax comprises:			
Origination and reversal of timing differences	0.7	0.2	—
Total deferred tax	0.7	0.2	—
Tax on profit/(loss) on ordinary activities	(13.2)	(11.9)	(10.6)

(b) *Factors affecting tax charge for the year*

The tax assessed for the year is higher than the standard rate of corporation tax in the U.K. The differences are explained below:-

	2003	2002	2001
	$m	$m	$m
Profit/(loss) on ordinary activities before tax	30.9	(293.2)	32.8
Profit/(loss) on ordinary activities multiplied by the standard rate of corporation tax in the U.K. of 30 per cent *(2002 and 2001: 30 per cent)*	(9.3)	88.0	(9.8)
Effects of:-			
Tonnage tax charge	(5.7)	(90.6)	5.3
Expenses not deductible for tax purposes	0.8	(0.5)	(0.3)
Capital allowances in the period in excess of/(less than) depreciation	1.0	(0.6)	(0.1)
Other timing differences	(0.8)	—	0.1
Utilisation/(origination) of tax losses	1.8	(7.2)	(4.1)
Higher rates of tax on overseas earnings	(0.1)	(0.2)	(1.3)
Adjustments to the current U.K. tax charge in respect of previous periods	(1.6)	(1.0)	(0.4)
Current tax charge for the year	(13.9)	(12.1)	(10.6)

8. Intangible fixed assets

	Goodwill
	$m
Group	
Cost	
At 1 January 2001	54.4
Additions in 2001	0.3
At 31 December 2001	54.7
Additions in 2002	27.1
At 31 December 2002	81.8
Additions in 2003	1.3
At 31 December 2003	83.1
Amortisation	
At 1 January 2001	(9.1)
Charge for the year 2001	(10.9)
At 31 December 2001	(20.0)
Charge for the year 2002	(12.0)
At 31 December 2002	(32.0)
Charge for the year 2003	(12.5)
At 31 December 2003	(44.5)
Net book value	
At 31 December 2003	38.6
Net book value	
At 31 December 2002	49.8
Net book value	
At 31 December 2001	34.7

The amortisation period is considered separately for each individual acquisition. Goodwill arising on acquisitions to date is being amortised over periods of between 5 and 10 years. This period represents the estimated remaining useful life of the major revenue earning assets or trades acquired. Refer to note 10(d) for details of additions.

9. *Tangible fixed assets*

	Land and buildings		Ships		Containers & other plant & equipment		
	Freehold	Leasehold	Owned	Finance Leases	Owned	Finance Leases	Total
	$m	$m	$m	$m	$m	$m	$m
Cost							
At 1 January 2001	33.0	18.8	1,347.5	396.0	823.9	295.0	2,914.2
Exchange adjustment	(0.4)	(0.3)	—	—	(0.8)	(0.5)	(2.0)
Additions	3.7	6.7	8.7	59.8	142.5	27.5	248.9
Acquisition of subsidiaries	—	—	—	—	0.2	—	0.2
Disposals	(0.5)	(0.6)	(31.5)	(2.9)	(18.0)	(3.9)	(57.4)
Reclassification	0.2	0.2	(22.5)	22.5	5.0	(3.6)	1.8
At 31 December 2001	36.0	24.8	1,302.2	475.4	952.8	314.5	3,105.7
Exchange adjustment	1.6	1.2	—	—	3.3	2.1	8.2
Additions	0.3	5.9	5.6	0.7	97.4	8.2	118.1
Acquisition of subsidiaries	—	—	—	—	3.9	—	3.9
Disposals	(28.1)	(0.7)	(152.3)	(24.3)	(17.0)	(3.7)	(226.1)
Reclassification	—	—	22.6	(22.6)	(95.3)	95.3	—
At 31 December 2002	9.8	31.2	1,178.1	429.2	945.1	416.4	3,009.8
Exchange adjustment	2.0	1.3	—	—	4.4	3.1	10.8
Additions	0.8	1.9	2.2	1.4	68.8	24.7	99.8
Disposals	—	(0.8)	(24.1)	(0.6)	(10.4)	(29.9)	(65.8)
Reclassification	—	—	0.1	—	1.0	(1.1)	—
At 31 December 2003	12.6	33.6	1,156.3	430.0	1,008.9	413.2	3,054.6
Depreciation							
At 1 January 2001	(1.2)	(3.1)	(301.5)	(60.0)	(314.6)	(58.4)	(738.8)
Exchange adjustment	0.2	—	—	—	0.6	0.1	0.9
Charged for year	(1.6)	(1.6)	(93.6)	(25.1)	(112.4)	(28.7)	(263.0)
Disposals	—	—	17.6	2.9	4.1	0.6	25.2
Reclassification	—	(0.4)	15.0	(15.0)	(4.0)	2.6	(1.8)
At 31 December 2001	(2.6)	(5.1)	(362.5)	(97.2)	(426.3)	(83.8)	(977.5)
Exchange adjustment	(0.6)	(0.2)	—	—	(2.2)	(0.6)	(3.6)
Charged for year	(1.0)	(2.4)	(76.8)	(24.3)	(109.7)	(31.9)	(246.1)
Disposals	3.1	0.5	97.2	20.8	7.8	0.7	130.1
Reclassification	—	—	(13.7)	13.7	38.4	(38.4)	—
At 31 December 2002	(1.1)	(7.2)	(355.8)	(87.0)	(492.0)	(154.0)	(1,097.1)
Exchange adjustment	(0.8)	(0.2)	—	—	(2.9)	(1.4)	(5.3)
Charged for year	(0.4)	(2.5)	(58.9)	(20.8)	(107.5)	(27.0)	(217.1)
Disposals	—	0.3	16.7	0.4	5.6	24.3	47.3
Reclassification	—	—	(0.1)	—	(0.3)	0.4	—
At 31 December 2003	(2.3)	(9.6)	(398.1)	(107.4)	(597.1)	(157.7)	(1,272.2)
Net book value							
At 31 December 2003	10.3	24.0	758.2	322.6	411.8	255.5	1,782.4
Net book value							
At 31 December 2002	8.7	24.0	822.3	342.2	453.1	262.4	1,912.7
Net book value							
At 31 December 2001	33.4	19.7	939.7	378.2	526.5	230.7	2,128.2

	2003	2002	2001
	$m	$m	$m
The net book value of leasehold land and buildings comprises:			
Long leases	1.5	1.5	1.5
Short leases	22.5	22.5	18.2
	24.0	24.0	19.7

a) Ships under construction included in the above totalled $3.6m (*2002: $3.5m; 2001: $3.1m)* all of which appears under owned ships.

b) The cost of ships shown above includes $3.7m *(2002 and 2001: $3.7m)* in respect of capitalised interest charges.

c) The net book value of containers and other plant and equipment is made up as follows:-

	2003	2002	2001
	$m	$m	$m
Containers	372.4	412.2	479.8
Computer equipment and software	223.1	236.6	218.9
Other assets	71.8	66.7	58.5
	667.3	715.5	757.2

10. Fixed assets: Investments

(a) Summary

	Group			Company		
	2003	2002	2001	2003	2002	2001
	$m	$m	$m	$m	$m	$m
Subsidiary undertakings						
Shares at cost	—	—	—	972.4	972.4	972.4
Joint ventures						
Cost of investment	51.9	26.2	25.1	—	—	—
Share of post acquisition retained losses	(20.6)	(8.9)	(2.9)	—	—	—
	31.3	17.3	22.2	—	—	—
Associated undertakings						
Shares	31.6	28.8	26.7	—	—	—
Share of post acquisition retained losses	(29.8)	(23.7)	(2.8)	—	—	—
	1.8	5.1	23.9	—	—	—
Other investments						
Unlisted	15.9	15.7	7.5	—	—	—
Total investments	49.0	38.1	53.6	972.4	972.4	972.4
Fixed asset investments	60.0	46.2	53.6	972.4	972.4	972.4
Current liabilities	(11.0)	(8.1)	—	—	—	—
	49.0	38.1	53.6	972.4	972.4	972.4

The net book value of shares in associated undertakings are shown net of provisions totalling $0.2m *(2002 and 2001: $0.2m).*

The balance within current liabilities relates to an associate.

10. Fixed assets: Investments continued

(b) Movements in the group's fixed asset investments

	Joint Ventures	Associated Undertakings	Other Investments
	$m	$m	$m
At 1 January 2001	7.0	7.5	5.9
Additions	16.6	18.4	1.6
Disposal of shares	—	(0.3)	—
Share of retained (loss)/profit	(1.4)	(0.3)	—
Dividends received	—	(0.7)	—
Transfer to subsidiaries	—	(0.7)	—
At 31 December 2001	22.2	23.9	7.5
Additions	1.1	2.9	8.2
Disposal of shares	—	(0.6)	—
Share of retained (loss)/profit	(6.0)	(20.6)	—
Dividends received	—	(0.5)	—
At 31 December 2002	17.3	5.1	15.7
Additions	25.7	2.8	0.2
Share of retained (loss)/profit	(11.7)	(5.2)	—
Dividends received	—	(0.9)	—
At 31 December 2003	31.3	1.8	15.9

(c) Particulars of subsidiary and associated undertakings

The directors consider that to give full particulars of all subsidiary and associated undertakings included in these accounts would lead to a statement of excessive length. A full list of the company's subsidiaries is included in the company's annual return. The following information relates to those companies which, in the opinion of the directors, principally affect the results or assets of the group. Except where indicated the holdings are of ordinary shares and the country of incorporation is Great Britain.

	Notes	Percentage of share capital held
I. Subsidiaries		
Container Ship Operators		
P&O Nedlloyd Limited	3	100
P&O Nedlloyd BV	1,2,3	99
P&O Swire Containers Limited		75
Farrell Lines Incorporated	4	100
Freight Forwarders		
P&O Nedlloyd Logistics LLC	4	100
Damco International BV	2	100
Transport and Depot Operators		
Roadways Container Logistics Limited		100
II. Joint Ventures and Associates		
Port Newark Container Terminal LLC	4	50
Inttra Inc	4	27

III. Notes

1.) The shares in P&O Nedlloyd BV which are not held by the company ("the access shares") are owned in equal proportions by the company's shareholders. The access shares enable one shareholder to receive its share of distributions of the group's profits made by way of dividends, or a

accounting standards, the results and net assets attributable to such shares fall to be disclosed as minority interests in the consolidated profit and loss account and balance sheet. However, in the opinion of the directors such a treatment would not show a true and fair view of the results and state of affairs of the company since part of the shareholders' economic interest would be shown as a minority interest. Accordingly the interest attributable to such shares has been included within shareholders' funds and no minority interest has been shown in the profit and loss account. It is not possible to quantify the effect since the value of the shares is such that no fixed or determinable amount can be attributed to them.

2.) Company incorporated in the Netherlands.

3.) P&O Nedlloyd Limited and P&O Nedlloyd BV operate their container shipping activities through a U.K. partnership under the name "P&O Nedlloyd". Under Statutory Instrument 1820 the partnership is exempted from the requirement to file partnership accounts at Companies House. The partnership's registered office is Beagle House, Braham Street, London E1 8EP.

4.) Company incorporated in the United States of America.

(d) Acquisition of businesses

(i) 2003

During the year the group reviewed the 2002 acquisition of a Nigerian based stevedoring business. The review generated an addition to goodwill of $0.8m. A revision to the goodwill arising on the 2002 acquisition of a group of logistics companies based in the United States of America resulted in an additional $0.5m of goodwill being recognised.

(ii) 2002

In July 2002 the group acquired substantially all of the operating assets and liabilities of a group of logistics companies based in the United States of America. The transaction has been accounted for using acquisition accounting. The assets acquired and liabilities assumed by the group in relation to this purchase are set out below.

		Provisional fair value (note i) $m
Fixed assets		3.9
Current assets		11.9
Total assets		15.8
Creditors		(10.6)
Borrowings		(1.5)
Total liabilities		(12.1)
Net assets		3.7
Goodwill		27.1
Cash consideration	24.0	
Contingent consideration (note ii)	5.0	
Acquisition costs	1.8	30.8

Notes

1. The provisional fair value of the identifiable assets, liabilities and purchase consideration was not considered by the directors to be materially different to book value.

2. The contingent consideration related to the expected earn out payments over the next two years. The earn out will be payable to the former owners if the business achieves certain sales targets specified in the purchase agreement. The maximum contingent consideration payable under the agreement is $6m.

3. The impact of this acquisition on the results in 2002 was to contribute turnover of $52m and operating loss of $2.5m.

(iii) 2001

In April 2001, the group increased its shareholding in Cross Country Containers (Pty) Limited (a South African company) from 34.3% to 62.7%. Previously this company had been accounted for as an associate. The cost of this additional holding was $0.6m and goodwill of $0.3m (based upon the total acquisition) has been recognised in the 2001 accounts.

11. Stocks and work in progress

	Group			Company		
	2003	2002	2001	2003	2002	2001
	$m	$m	$m	$m	$m	$m
Raw material and consumables	64.6	66.0	56.3	—	—	—
Work in progress	220.1	182.7	163.1	—	—	—
	284.7	248.7	219.4	—	—	—

12. Debtors

	Group			Company		
	2003	2002	2001	2003	2002	2001
	$m	$m	$m	$m	$m	$m
Amounts falling due within one year						
Trade debtors	727.9	604.8	553.4	—	—	—
Subsidiary undertakings	—	—	—	564.0	564.0	563.9
Group relief receivable	—	—	—	0.8	0.8	2.1
Deferred tax	0.7	—	—	—	—	—
Other debtors	93.1	104.4	75.8	0.2	0.2	0.2
Prepayments and accrued income	86.4	69.7	96.0	—	—	—
	908.1	778.9	725.2	565.0	565.0	566.2
Amounts falling due after more than one year						
Advances	13.8	8.2	6.9	—	—	—
Prepayments	43.8	51.8	37.4	—	—	—
	57.6	60.0	44.3	—	—	—
	965.7	838.9	769.5	565.0	565.0	566.2

Other debtors includes $10.1m *(2002: $9.3m; 2001:$2.7m)* advanced to Global Alliance K BV, an associate company.

13. *Creditors: amounts falling due within one year*

	Group			Company		
	2003	2002	2001	2003	2002	2001
	$m	$m	$m	$m	$m	$m
Short term component of long term debt						
Obligations under finance leases	54.2	44.9	60.1	—	—	—
Bank loans – secured	237.7	108.3	182.6	—	—	—
	291.9	153.2	242.7	—	—	—
Short term debt						
Bank loans and overdrafts – unsecured	—	6.9	42.3	—	—	—
	—	6.9	42.3	—	—	—
Trade and other creditors						
Trade creditors	216.1	187.7	137.4	—	—	—
Deferred income	392.1	309.6	300.5	—	—	—
Mainstream corporation tax	11.7	10.8	5.8	—	—	—
Social security	1.1	1.1	0.8	—	—	—
Other creditors	50.1	64.5	46.7	—	—	—
Accruals	629.9	544.7	440.6	—	—	—
	1,301.0	1,118.4	931.8	—	—	—
	1,592.9	1,278.5	1,216.8	—	—	—

14. *Creditors: amounts falling due after more than one year*

	Group			Company		
	2003	2002	2001	2003	2002	2001
	$m	$m	$m	$m	$m	$m
Bank loans – secured						
Payable between 1 and 2 years	9.2	256.0	82.5	—	—	—
Payable between 2 and 5 years	28.1	12.8	4.1	—	—	—
Payable after 5 years	—	0.1	0.3	—	—	—
Obligations under finance leases						
Payable between 1 and 2 years	48.2	47.8	31.8	—	—	—
Payable between 2 and 5 years	104.5	123.3	106.1	—	—	—
Payable after 5 years	260.4	273.3	273.2	—	—	—
Other creditors	39.9	—	—	—	—	—
	490.3	713.3	498.0	—	—	—

a) Interest is payable on bank loans at varying commercial rates.

b) The interest elements of finance leases are fixed at various commercial rates reduced, in the case of leases with tax variation clauses, to reflect changes in the rate of corporation tax.

c) Some $126m *(2002: $101m; 2001: $99m)* of loans are secured on certain trade debtors. The remaining bank loans are secured on the major capital assets of the group.

15. *Provisions for liabilities and charges*

	Employee Benefits and Pensions	Dry Docking	Other Provisions	Total
	$m	$m	$m	$m
Group				
Balance at 1 January 2002	17.8	4.8	2.7	25.3
Provided during the year	14.7	0.9	3.8	19.4
Utilised during the year	(8.3)	(2.1)	(0.3)	(10.7)
Balance at 31 December 2002	24.2	3.6	6.2	34.0
Exchange movements	0.1	—	0.3	0.4
Provided during the year	10.4	0.6	4.1	15.1
Utilised during the year	(8.0)	(4.2)	(2.4)	(14.6)
Balance at 31 December 2003	26.7	—	8.2	34.9

Other provisions includes $4.8m *(2002: $2.5m; 2001: nil)* in respect of onerous contracts, $1.4m *(2002: $2.1m; 2001: nil)* in respect of overseas taxation, $0.8m, *(2002: $0.8m; 2001: $0.9m)* for contractual disputes and others of $1.2m *(2002: $0.8m; 2001:$1.8m).*

Company

There are no provisions in the Company *(2002 and 2001: nil).*

Deferred taxation

The group elected to enter U.K. Tonnage Tax with effect from 1 January 2001. This had the effect of eliminating related future potential tax liabilities on shipping profits in the United Kingdom. The regime includes a provision whereby a proportion of capital allowances previously claimed by the group can be subject to tax in the event of a significant number of assets being sold and not replaced. This contingent liability diminishes to nil over the seven year period following the entry into the tonnage tax regime. The contingent tax liability at 31 December 2003 was $33m *(2002: $78m; 2001: $155m)* under the assumption that all assets on which capital allowances have been claimed were sold at book value. On the basis that this liability is not expected to arise, no provision has been made.

Provision has been made in the accounts for deferred taxation in respect of non-shipping activities. The estimated potential liability is set out below and has been calculated at the U.K. corporation tax rate of 30 per cent. *(2002 and 2001: 30 per cent.).*

	Group		
	2003	2002	2001
	$m	$m	$m
Accelerated allowances on fixed assets	(0.7)	(0.1)	0.5
Short term timing differences	(0.3)	(0.3)	(0.3)
Tax losses	(0.1)	—	—
Less assets not recognised	0.4	0.4	—
	(0.7	—	0.2

The movement in deferred tax is as follows:

	$m
Opening balance of deferred tax liability at 1 January 2002	0.2
Amounts charged to the profit and loss account in 2002	(0.2)
Closing balance of deferred tax liability at 31 December 2002	—
Amounts credited to the profit and loss account in 2003	(0.7)
Closing balance of deferred tax asset at 31 December 2003	(0.7)

15. Provisions for liabilities and charges continued

No deferred tax has been provided in respect of the accumulated reserves of non-U.K. subsidiaries on the grounds that the potential deferred tax liability relating to these is unlikely to crystallise in the foreseeable future.

There is no potential deferred tax liability in respect of the Company *(2002 and 2001: nil).*

16. Equity minority interests

	2003	2002	2003
	$m	$m	$m
As at 1 January	14.9	17.5	19.5
Exchange movements	0.5	0.5	—
Proportion of profit/(loss) on ordinary activities after taxation	3.0	(0.7)	1.4
Changes in composition and dividends paid	(1.3)	(2.4)	(3.4)
As at 31 December	17.1	14.9	17.5

17. Called up share capital

	2003	2002	2001
	$m	$m	$m
Authorised, allotted, called up and fully paid:			
800,000 ordinary A shares of $1 each	0.8	0.8	0.8
800,000 ordinary B shares of $1 each	0.8	0.8	0.8
1 Deferred share of £1	—	—	—
	1.6	1.6	1.6

The ordinary A and ordinary B shares rank equally in all respects. The deferred share is a non-voting share which carries no rights to participate in any distribution of profits and upon liquidation or other return of capital would receive an amount not exceeding its par value.

18. Profit and loss account

	Group			Company		
	2003	2002	2001	2003	2002	2001
	$m	$m	$m	$m	$m	$m
Balance at 1 January	(327.3)	(28.9)	(47.9)	(7.4)	(6.2)	(5.3)
Retained profit/(loss) for the year	14.7	(304.4)	20.8	—	(1.2)	(0.9)
Currency translation on foreign currency net investment	6.9	6.0	(1.7)	—	—	—
Currency translation average to closing	(0.7)	—	(0.1)	—	—	—
Balance at 31 December	(306.4)	(327.3)	(28.9)	(7.4)	(7.4)	(6.2)

At 31 December 2003 the cumulative goodwill written off on acquisitions prior to 1 January 1998 amounted to $3m *(2002 and 2001: $3m).*

19. Notes to group cash flow statement

(a) Reconciliation of operating profit/(loss) to net cash flow from operating activities

	2003	2002	2001
	$m	$m	$m
Group operating profit/(loss)	88.2	(208.5)	88.9
Depreciation and amortisation	229.6	258.1	273.9
(Increase)/decrease in stock	(36.0)	(29.3)	13.0
(Increase)/decrease in debtors	(121.8)	(57.8)	44.0
Increase/(decrease) in creditors and provisions	220.5	173.4	(59.7)
Net cash inflow from operating activities	380.5	135.9	360.1

(b) Reconciliation of net cash flow to movements in net debt

	2003	2002	2001
	$m	$m	$m
Increase/(decrease) in cash in the year	73.4	92.5	(1.9)
Cash outflow/(inflow) from changes in loans and lease financing	158.9	(50.6)	126.1
Changes in net debt resulting from cash flows	232.3	41.9	124.2
New finance leases	(22.8)	(39.1)	(88.1)
Borrowings of businesses acquired	—	(1.5)	—
Exchange movement in net debt	1.9	2.1	(0.6)
Movement in net debt in the period	211.4	3.4	35.5
Net debt at 1 January	(711.5)	(714.9)	(750.4)
Net debt at 31 December	(500.1)	(711.5)	(714.9)

(c) Analysis of net debt

	At 1 January 2003	At 1 January 2002	Cash Flow		Business acquired (excluding cash and overdrafts)		Other non cash movement		Exchange movement		At 31 December 2003	At 31 December 2002
			2003	2002	2003	2002	2003	2002	2003	2002		
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Cash available on demand	134.2	43.1	66.5	81.8	—	—	—	—	10.9	9.3	211.6	134.2
Overdrafts	(6.9)	(17.6)	6.9	10.7	—	—	—	—	—	—	—	(6.9)
Loans due after one year	(268.9)	(86.9)	—	(184.3)	—	—	236.1	2.5	(4.5)	(0.2)	(37.3)	(268.9)
Loans due within one year	(108.3)	(207.3)	111.8	101.5	—	—	(238.9)	(2.5)	(2.3)	—	(237.7)	(108.3)
Finance leases due after one year	(444.4)	(411.1)	—	—	—	(0.8)	35.9	(23.0)	(4.6)	(9.5)	(413.1)	(444.4)
Finance leases due within one year	(44.9)	(60.1)	47.1	32.2	—	(0.7)	(55.9)	(16.1)	(0.5)	(0.2)	(54.2)	(44.9)
Short term deposits	27.7	25.0	—	—	—	—	—	—	2.9	2.7	30.6	27.7
Total	(711.5)	(714.9)	232.3	41.9	—	(1.5)	(22.8)	(39.1)	1.9	2.1	(500.1)	(711.5)

The net debt balances are represented by 'cash and short term deposits', 'bank loans-secured', 'bank loans and overdrafts – unsecured' and 'finance leases'.

20. *Capital expenditure and commitments*

	Group			Company		
	2003	2002	2001	2003	2002	2001
	$m	$m	$m	$m	$m	$m
Expenditure on fixed assets						
Contracts placed but for which provision has not been made	4.2	14.8	176.6	—	—	—

The group has entered into foreign currency forward contracts amounting to $252.5m which were outstanding at 31 December 2003.

The group's share of its joint ventures' capital commitments is $4.4m *(2002: $4.4m; 2001: $47.8m).*

21. *Obligations under operating leases*

Annual commitments under non-cancellable operating leases at the balance sheet date were as follows:

	2003		2002		2001	
	Group		Group		Group	
	Land and buildings	Other leases	Land and buildings	Other leases	Land and buildings	Other leases
	$m	$m	$m	$m	$m	$m
Operating leases which expire						
Within one year	9.1	97.1	3.6	71.3	4.8	85.3
In the second to fifth year inclusive	16.2	281.0	11.2	235.5	13.7	225.5
Over five years	18.0	230.0	22.1	216.6	10.2	124.7
	43.3	608.1	36.9	523.4	28.7	435.5

The majority of leases of land and buildings are subject to rent reviews.

Other leases are in respect of ships $450.5m *(2002: $390.5m; 2001: $319.2m)*, containers $134.5m *(2002: $98.3m; 2001: $94.8m)* and other assets $23.1m *(2002: $34.6m; 2001: $21.5m).*

In addition, new vessels entering service during 2004 will add a further $12.9m to lease costs for that year.

The company had no operating lease commitments in 2003, 2002 or 2001.

22. *Contingent liabilities*

The company and its subsidiary undertakings have given unsecured operational guarantees to third parties amounting to $72m *(2002: $53m; 2001: $45m).*

The company has guaranteed certain borrowings of its subsidiaries; the amount outstanding at the year end was $712m *(2002: $845m; 2001: $748m).* These borrowings are secured on the net assets of key subsidiaries.

The company has also guaranteed certain borrowings of its joint ventures; the amount outstanding at the year end was $62.5m *(2002: $60m; 2001: nil).*

The company has guaranteed various operating lease arrangements entered into by its subsidiaries. The total future commitment under these arrangements as at the year end amounted to $2,020m *(2002: $2,209m; 2001: $1,483m).* Vessels currently under construction and due to enter

service during 2004 and 2005 will be subject to operating lease arrangements guaranteed by the company. These commitments total $1,210m.

During 2003, the European Court annulled certain fines levied on members of the Trans-Atlantic Conference Agreement (TACA) by the European Commission in September 1998. P&O Nedlloyd Limited and P&O Nedlloyd BV were members of TACA.

23. Pensions

The group operates and participates in a number of pension schemes throughout the world, both defined benefit and defined contribution. All defined benefit schemes are funded schemes. The principal schemes at 31 December 2003 are, in the UK, a scheme operated by The Peninsular and Oriental Steam Navigation Company (P&O Pension scheme), in the Netherlands a scheme operated by Royal Nedlloyd NV, in North America the P&O Nedlloyd North America scheme and in Hong Kong the P&O Nedlloyd Hong Kong scheme together with various industry wide schemes.

P&O Pension scheme

Formal actuarial valuations of the P&O Pension scheme, which is a defined benefit scheme that was closed to new members as from 1 January 2002, are carried out triennially, the latest being at 1 April 2003 by Watson Wyatt LLP, consulting actuaries, using the projected unit method. Under the projected unit method the current service cost will increase as members of the scheme approach retirement. The principal assumptions adopted were:

	Nominal % per annum
Price inflation	3.00
Investment return on existing assets	7.10
Investment return on future contributions	6.60
Earnings escalation	4.50
LEL escalation	3.00
Increases in accrued pensions on excess over Guaranteed Minimum Pensions	2.75
Increases in pensions to accrue in the future	3.00

The market value of the scheme's assets at 1 April 2003 was $1,571m and the actuarial value of those assets represented 86.3 per cent of the value of benefits accrued to members allowing for future increases in earnings. As a result of this valuation P&O Nedlloyd is making additional cash contributions of some $12.6m per annum which are scheduled to continue until 31 March 2015 but with a review of the level of these contributions to be undertaken at the next triennial valuation. The initial nine month catch up payment was made in January 2004 with monthly payments thereafter. The SSAP 24 pension charge for the year ended 31 December 2003 was $16.6m, which included a variation charge of $6.6m. The contribution rate for the scheme, excluding the variation charge mentioned above, was 21.2 per cent to 31 December 2003 and is an average of 19.3 per cent from 1 January 2004.

For the purposes of the accounting disclosure requirements of Financial Reporting Standard 17 the latest valuation of the P&O scheme has been updated to 31 December 2003 by qualified independent actuaries. The principal assumptions are included in the table below. The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice.

	2003	2002	2001
	%	%	%
Rate of increase in salaries	4.2	3.8	4.0
Rate of increase in pensions	2.5	2.3	2.5
Discount rate applied to scheme liabilities	5.4	5.8	5.8
Inflation rate	2.7	2.3	2.5

The market value of the scheme's assets which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain are set out below.

	2003	
	Expected rate of return	Market value
	%	$m
Equities	8.3	432.9
Bonds	5.0	334.9
Other	3.7	13.6
		781.4
Present value of scheme liabilities		(1,000.7)
Deficit		(219.3)

Following the latest triennial valuation of the P&O scheme as a result of which deficit payments were individually attributed by the trustee to all contributing companies, it has been possible to allocate a share of underlying assets and liabilities of the scheme on a consistent and reasonable basis to all contributing companies including an allocation to P&O Nedlloyd of 38.5 per cent.

If FRS17 had been fully adopted in these accounts the pension costs for the P&O scheme would have been as follows:

	2003
	$m
Operating profit	
Current service cost	(10.9)
Past service cost	(2.3)
Total operating charge	(13.2)
Finance costs	
Interest costs	(49.3)
Expected return on scheme assets	46.6
Net finance costs	(2.7)
Group statement of total recognised gains and losses	
Actual less expected return on assets	54.9
Experience gains on scheme liabilities	2.5
Change in basis	(101.6)
Actuarial loss recognised in statement of total recognised gains and losses	(44.2)

	2003
	%
Difference between the expected and actual return on scheme assets expressed as a percentage of the scheme assets	7.0
Experience gains and losses on pension scheme liabilities expressed as a percentage of the present value of scheme liabilities	0.2
Total actuarial loss recognised in the consolidated statement of total recognised gains and losses expressed as a percentage of the present value of the scheme liabilities	(4.4)

P&O Nedlloyd North America scheme

Formal actuarial valuations of the P&O Nedlloyd North America scheme, which is defined benefit, are carried out annually by Mass Mutual Retirement Services, consulting actuaries, using the projected unit method. The last formal actuarial valuation was carried out as at 31 December 2003. The major assumptions used in this valuation were:

	2003	2002	2001
	%	%	%
Rate of increase in salaries	5	5	5
Discount rate applied to scheme liabilities	7	7	8
Inflation rate	3	3	3

The market value of the scheme's assets was $32.4m and the actuarial value of these assets represented 75.9 per cent of the value of benefits accrued to members allowing for future increases in earnings. The pensions cost for the year, which represents net contributions payable to the scheme, for the year ended 31 December 2003 was $2.0m.

Whilst the group continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 "Accounting for Pension Costs", under FRS 17 the following additional transitional disclosures are required.

	2003		2002		2001	
	Expected rate of return	Market value	Expected rate of return	Market value	Expected rate of return	Market value
	%	$m	%	$m	%	$m
All assets	8	32.4	8	27.3	8	29.3
Present value of scheme liabilities		(42.7)		(36.7)		(33.4)
Deficit		(10.3)		(9.4)		(4.1)
Related deferred tax asset		3.6		3.3		1.4
Net pension liability		(6.7)		(6.1)		(2.7)

If FRS 17 had been fully adopted in these accounts the pension costs for the North America scheme would have been as follows:

	2003	2002
	$m	$m
Operating profit		
Current service cost	(1.7)	(1.5)
Finance costs		
Interest costs	(2.7)	(2.5)
Expected return on scheme assets	2.2	2.4
Net finance costs	(0.5)	(0.1)
Group statement of total recognised gains and losses		
Actual less expected return on assets	2.8	(5.0)
Experience gains on scheme liabilities	(1.2)	0.9
Change in basis	(2.3)	(2.4)
Actuarial loss recognised in statement of total recognised gains and losses	(0.7)	(6.5)

	2003	2002
	%	%
Difference between the expected and actual return on scheme assets expressed as a percentage of the scheme assets	8.6	(18.2)
Experience gains and losses on pension scheme liabilities expressed as a percentage of the present value of the scheme liabilities	(2.8)	2.5
Total actuarial loss recognised in the consolidated statement of total recognised gains and losses expressed as a percentage of the present value of the scheme liabilities	(1.6)	(17.7)

Hong Kong scheme

A formal actuarial valuation of the Hong Kong scheme, which is defined benefit, was carried out at 31 December 2003 by Towers Perrin (Hong Kong), consulting actuaries. The major assumptions used in this valuation were:

	2003	2002	2001
	%	%	%
Rate of increase in salaries	1.5 – 3.5	0.0 – 3.0	0.0 – 4.0
Discount rate applied to scheme liabilities	4.5	4.5	6.0

The market value of the scheme's assets at 31 December 2003 was $15.8m and the actuarial value of those assets represented 89.5 per cent of the value of benefits accrued to members allowing for future increases in earnings. The pensions cost for the year, which represents net contributions payable to the scheme, for the year ended 31 December 2003 was $2.1m.

Whilst the group continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 "Accounting for Pension Costs", under FRS 17 the following additional transitional disclosures are required.

	2003		2002		2001	
	Expected rate of return	Market value	Expected rate of return	Market value	Expected rate of return	Market value
	%	$m	%	$m	%	$m
Equities	6.25	8.9	5	6.2	7	7.2
Bonds	5	5.9	4	4.5	5	4.6
Other	1	1.0	2	0.6	3	0.6
		15.8		11.3		12.4
Present value of scheme liabilities		(17.6)		(15.4)		(15.2)
Deficit		(1.8)		(4.1)		(2.8)
Related deferred tax asset		0.3		0.7		0.4
Net pension liability		(1.5)		(3.4)		(2.4)

If FRS 17 had been fully operative in these accounts the pension cost for the Hong Kong scheme would have been as follows:

	2003	2002
	$m	$m
Operating profit		
Current service costs	(0.8)	(0.7)
Finance costs		
Interest costs	(0.7)	(0.9)
Expected return on scheme assets	0.5	0.8
Net finance costs	(0.2)	(0.1)
Group statement of total recognised gains and losses		
Actual less expected return on assets	2.2	(1.4)
Experience gains on scheme liabilities	0.2	0.5
Change in basis	(1.3)	(0.9)
Actuarial gain/(loss) recognised in statement of total recognised gains and losses	1.1	(1.8)

	2003	2002
	%	%
Difference between the expected and actual return on scheme assets expressed as a percentage of the scheme assets	13.7	(12.9)
Experience gains and losses on pension scheme liabilities expressed as a percentage of the present value of the scheme liabilities	1.4	3.4
Total actuarial loss recognised in the consolidated statement of total recognised gains and losses expressed as a percentage of the present value of the scheme liabilities	6.3	(11.7)

Netherlands' schemes

The group participates in the Nedlloyd Pension Fund in the Netherlands. Assets are held separately from the sponsoring companies. From 1 July 2001, the defined benefit plan ceased to be effective and the assets of the scheme were transferred to a new defined contribution plan. The contributions charged in the year were $14.9m.

Other schemes

The merchant navy officers' pension fund ("MNOPF") and the merchant navy ratings' pension fund ("MNRPF") are industry wide pension schemes in the UK and defined benefit schemes. The MNOPF is closed to new members and the latest valuation was at 31 March 2000. The scheme's independent actuary advised that the market value of the scheme's assets for the old section of the scheme represents approximately 111 per cent of the value of the benefits accrued to members, and for the new section of the scheme 100 per cent of the value of the benefits accrued to members allowing for future increases in earnings. A full valuation of the MNOPF is due at 31 March 2003 when it is expected that the position will have deteriorated since 31 March 2000. However until the valuation is finalised and a number of other matters are resolved it is not possible to assess with any certainty the implications for the group of any deficit that may arise. For FRS 17 purposes although the employer's contributions are affected by a surplus or deficit in the scheme, each employer is currently unable to identify its share of the underlying assets and liabilities on a consistent and reliable basis. Accordingly the group is treating the officers' scheme as a defined contribution scheme.

The MNRPF is a closed scheme and the full triennial actuarial valuation at 31 March 2002 carried out by an independent actuary showed that the scheme had exceeded its minimum funding requirement at that date, but was still in deficit on an ongoing basis. The valuation showed that the

market value of assets was 84 per cent of the value of benefits accruing to members allowing for future increases. The group has settled its estimated share of the past deficit. Accordingly the group is treating the ratings' scheme as a defined contribution scheme.

Other industry schemes are mainly overseas multi-employer schemes, in which the group is unable to identify its share of the underlying assets and liabilities on a consistent and reliable basis. Accordingly, the group is treating these schemes as defined contribution schemes.

24. *Related party transactions*

P&O Nedlloyd Container Line Limited is owned 50:50 by The Peninsular and Oriental Steam Navigation Company (incorporated in England and Wales) and Royal Nedlloyd N.V. (incorporated in The Netherlands).

Under the terms of FRS 8 (Related Party Disclosures) both shareholders are considered to be related parties of the company. During the year there have been the following transactions with these parties:

	2003	2002	2001
	$m	$m	$m
Interest payable	—	—	(0.9)
Operating costs	(11.6)	(12.1)	(1.8)
Net balance due to related parties at year end:			
Amounts due from/(to) shareholders	1.5	0.8	—

At the year end the group owed $3.2m to Port Newark Container Terminal LLC, a joint venture company *(2002: $2.3m, 2001: $0.8m owed by Port Newark).* During 2003, the group paid Port Newark Container Terminal $17.1m for terminal services *(2002: $23.3m, 2001: $21.6m).*

During the year, commission payments of $3.9m (*2002: $0.8m*) were made to Inttra Inc, an associate company. At 31 December 2003 a balance of $10.1m (*2002: $9.3m*) was due from Global Alliance K B.V., an associate company.

25. *Post Balance Sheet events*

(a) Change of ownership

On 2 February 2004, Royal Nedlloyd N.V. ("Royal Nedlloyd") and The Peninsular and Oriental Steam Navigation Company ("P&O") announced that agreement had been reached for Royal Nedlloyd to acquire P&O's 50 per cent interest in P&O Nedlloyd. Royal Nedlloyd N.V. will be renamed Royal P&O Nedlloyd N.V. upon completion of the transaction.

P&O will have a 25 per cent interest in Royal Nedlloyd post completion of a rights issue by Royal Nedlloyd.

The transaction is subject to approval by Royal Nedlloyd's and P&O's shareholders, completion of the rights issue, regulatory approvals and admission of the rights issue shares and the shares that are to be issued to P&O for listing on Euronext Amsterdam.

(b) Vessel refinancing

The group has announced its intention to refinance 14 vessels in the German KG market during 2004. The vessels will continue to be operated by the group under long term charter agreements and will be accounted for as a finance lease arrangement.

ANNEX – LIST OF P&O NEDLLOYD VESSELS

Vessel Name	Lloyd's Register Number	Built	Geared(1)	Capacity (TEU)	Flag	Status
AMSTELDIEP	9123518	1996	N	446	NL	Chartered
AOTEA	7908548	1980	N	1842	PA	Chartered
ARAFURA	8917778	1991	N	2440	GB	Partly Owned
ARAMAC	9185413	1999	N	2732	LR	Chartered
ARGANA	9000728	1991	N	353	MA	Chartered
ARGONAUT	7635933	1979	N	1236	US	Chartered
ASTOR	9108362	1995	Y	1129	AN	Chartered
AYNUR URKMEZ	9043146	1997	Y	580	TR	Chartered
BALTIMAR BOREAS	8807349	1989	Y	256	BS	Chartered
CAPE FALCON	9248928	2003	N	1200	MH	Chartered
CASTOR	9123506	1996	N	446	LR	Chartered
CEC BLUE	8913875	1992	Y	247	DK	Chartered
CHESAPEAKE BAY	8200711	1985	N	2411	US	Chartered
CITY OF CAPE TOWN	7510901	1977	N	2984	GB	Owned
CITY OF LONDON	9137703	1997	Y	2006	GB	Chartered
CITY OF STUTTGART	9138240	1997	Y	1900	AG	Chartered
COLOMBO	8906652	1990	Y	319	ID	Chartered
COLOMBO BAY	9103037	1995	N	4230	GB	Owned
COLUMBUS NEW ZEALAND	9227340	2002	N	4112	LR	Chartered
DELAWARE BAY	8200709	1985	N	2411	US	Chartered
ELISABETH RICKMERS	9082790	1995	Y	1728	AG	Chartered
ENDEAVOR	9007817	1991	N	1928	US	Chartered
ENDURANCE	9007829	1991	N	1928	US	Chartered
ENTERPRISE	9007831	1992	N	1928	US	Chartered
GENUA EXPRESS	8011213	1982	N	2157	NL	Owned
HEEMSKERCK	7431600	1978	N	3126	NL	Owned
HYUNDAI EXPLORER	8511299	1986	N	3014	BS	Chartered
JERVIS BAY	9005534	1992	N	4230	GB	Owned
KARIN B	9042295	1993	Y	350	DK	Chartered
LUETJENBURG	9062972	1995	N	3510	LR	Chartered
MARIVIA	9228576	2001	Y	2082	LR	Chartered
MERCOSUL PALOMETA	9046227	1993	Y	1512	LR	Chartered
MERCOSUL PESCADA	9122045	1998	Y	1730	LR	Chartered
MERCOSUL URUGUAY	9163556	1997	Y	740	NL	Chartered
MOL LOYALTY	8910079	1994	Y	1012	HK	Chartered
MOUNT IDA	9127887	1997	Y	724	TR	Chartered
NEDLLOYD AFRICA	8915706	1992	N	3604	NL	Owned
NEDLLOYD AMERICA	8915677	1992	N	3604	NL	Owned
NEDLLOYD ASIA	8915665	1991	N	3604	NL	Owned
NEDLLOYD CLARENCE	8124917	1983	N	2515	NL	Owned
NEDLLOYD CLEMENT	8124929	1983	Y	2470	NL	Owned
NEDLLOYD EUROPA	8915691	1991	N	3604	NL	Owned
NEDLLOYD HONGKONG	9001253	1994	N	4181	NL	Owned
NEDLLOYD HONSHU	9001318	1995	N	4181	NL	Owned

Vessel Name	Lloyd's Register Number	Built	Geared[(1)]	Capacity (TEU)	Flag	Status
NEDLLOYD OCEANIA	8915689	1992	N	3604	NL	Owned
NEWPORT BAY	9005558	1993	N	4230	GB	Owned
OLIVIA	9101510	1995	Y	1452	LR	Chartered
ORIENTAL BAY	8803410	1989	N	4180	GB	Bareboat Chartered
P&O NEDLLOYD ABIDJAN	9203526	2000	Y	2506	LR	Chartered
P&O NEDLLOYD ACAPULCO	9215907	2001	Y	2556	LR	Chartered
P&O NEDLLOYD ACCRA	9203514	2000	Y	2506	LR	Chartered
P&O NEDLLOYD ACONCAGUA	9215880	2001	Y	2556	LR	Chartered
P&O NEDLLOYD ADELAIDE	7428380	1977	N	3005	BS	Owned
P&O NEDLLOYD ADRIANA	9275024	2003	Y	2556	LR	Chartered
P&O NEDLLOYD AGULHAS	9203502	2000	Y	2506	LR	Chartered
P&O NEDLLOYD ALGOA	9203538	2000	Y	2506	LR	Chartered
P&O NEDLLOYD ALTIPLANO	9222118	2001	Y	2556	DE	Chartered
P&O NEDLLOYD ANDES	9215878	2001	Y	2556	LR	Chartered
P&O NEDLLOYD ANTISANA	9215919	2001	Y	2556	LR	Chartered
P&O NEDLLOYD APAPA	9209104	2001	Y	2506	LR	Chartered
P&O NEDLLOYD ARAUCANIA	9234379	2002	Y	1102	AG	Chartered
P&O NEDLLOYD ATACAMA	9215892	2001	Y	2556	LR	Chartered
P&O NEDLLOYD AUCKLAND	9168207	1998	N	2890	NL	Bareboat Chartered
P&O NEDLLOYD BANTAM	9210098	2001	Y	3430	LR	Chartered
P&O NEDLLOYD BARENTSZ	9189366	2000	N	5468	NL	Bareboat Chartered
P&O NEDLLOYD BAROSSA VALLEY	9240873	2002	Y	2602	CY	Chartered
P&O NEDLLOYD BEIRUT	9082386	1994	Y	1717	DE	Chartered
P&O NEDLLOYD BOTANY	9227314	2002	N	4112	LR	Chartered
P&O NEDLLOYD BRISBANE	8308719	1985	N	2686	NL	Owned
P&O NEDLLOYD BRUNEL	9134608	1997	Y	2080	GB	Chartered
P&O NEDLLOYD BUENOS AIRES	8128298	1984	Y	1779	NL	Owned
P&O NEDLLOYD CAGLIARI	9020950	1992	Y	970	IM	Chartered
P&O NEDLLOYD CALYPSO	9144134	1998	Y	1730	MH	Chartered
P&O NEDLLOYD CESME	8513778	1986	Y	1022	AG	Chartered
P&O NEDLLOYD CHANIA	8901925	1992	Y	1012	AG	Chartered
P&O NEDLLOYD CHICAGO	9161297	1998	N	3424	LR	Chartered
P&O NEDLLOYD CHRISTINE	8403595	1984	Y	856	AG	Chartered
P&O NEDLLOYD CHUSAN	9210086	2001	Y	3430	LR	Chartered
P&O NEDLLOYD COBRA	9193238	1999	N	4038	AG	Chartered
P&O NEDLLOYD COLERIDGE	9074418	1994	Y	1572	LR	Chartered
P&O NEDLLOYD COOK	9215323	2001	N	6802	GB	Bareboat Chartered
P&O NEDLLOYD CURACAO	9064009	1993	Y	1012	LR	Chartered
P&O NEDLLOYD DAMIETTA	9147100	1997	N	3607	LR	Chartered
P&O NEDLLOYD DEJIMA	9210074	2001	Y	3430	LR	Chartered
P&O NEDLLOYD DRAKE	9189500	2000	N	5468	GB	Bareboat Chartered
P&O NEDLLOYD DUBAI	9232773	2002	N	2732	LR	Chartered
P&O NEDLLOYD ENCOUNTER	9227302	2002	N	4112	LR	Chartered
P&O NEDLLOYD GENOA	9168219	1998	N	2890	GB	Bareboat Chartered
P&O NEDLLOYD HOUSTON	8128286	1983	Y	1779	NL	Owned

Vessel Name	Lloyd's Register Number	Built	Geared[1]	Capacity (TEU)	Flag	Status
P&O NEDLLOYD HOUTMAN	9215311	2001	N	6802	NL	Owned
P&O NEDLLOYD HUDSON	9189354	2000	N	5468	GB	Bareboat Chartered
P&O NEDLLOYD HUNTER VALLEY	9235816	2002	Y	2478	LR	Chartered
P&O NEDLLOYD INCA	9004205	1992	Y	923	CY	Chartered
P&O NEDLLOYD JAKARTA	9168192	1998	N	2890	NL	Bareboat Chartered
P&O NEDLLOYD JULIANA	9275036	2003	Y	2556	LR	Chartered
P&O NEDLLOYD KOBE	9162215	1998	N	6690	GB	Bareboat Chartered
P&O NEDLLOYD KOWLOON	9162227	1998	N	6690	NL	Owned
P&O NEDLLOYD LOS ANGELES	7811484	1980	Y	1548	BS	Owned
P&O NEDLLOYD MAGELLAN	9213571	2000	N	5642	LR	Chartered
P&O NEDLLOYD MAHE	9151917	1998	Y	1104	LR	Chartered
P&O NEDLLOYD MAIRANGI	9244881	2002	N	4112	LR	Chartered
P&O NEDLLOYD MALINDI	9204116	1999	Y	1116	AG	Chartered
P&O NEDLLOYD MARITA	9275048	2003	Y	2556	LR	Chartered
P&O NEDLLOYD MARSEILLE	9168221	1998	N	2890	GB	Bareboat Chartered
P&O NEDLLOYD MERCATOR	9189495	2000	N	5468	NL	Bareboat Chartered
P&O NEDLLOYD MUISCA	9147227	1999	Y	1102	AG	Chartered
P&O NEDLLOYD NELSON	9236212	2002	Y	1740	LR	Chartered
P&O NEDLLOYD NEWARK	9128192	1995	N	2758	DE	Chartered
P&O NEDLLOYD NINA	7900065	1981	N	2014	GB	Owned
P&O NEDLLOYD OBOCK	9143805	1997	Y	384	DE	Chartered
P&O NEDLLOYD OLINDA	9210050	2000	Y	3430	LR	Chartered
P&O NEDLLOYD PALLISER	9227338	2002	N	4112	LR	Chartered
P&O NEDLLOYD PANAMA	8511287	1986	N	3014	BS	Chartered
P&O NEDLLOYD PANTANAL	9153393	1997	Y	2474	AG	Chartered
P&O NEDLLOYD PESSOA	9230787	2001	Y	1728	AG	Chartered
P&O NEDLLOYD PINTA	9051492	1994	N	2394	GB	Chartered
P&O NEDLLOYD REMUERA	9227297	2002	N	4112	LR	Chartered
P&O NEDLLOYD ROTTERDAM	9153862	1998	N	6690	NL	Bareboat Chartered
P&O NEDLLOYD SALSA	9141780	1997	Y	2061	DE	Chartered
P&O NEDLLOYD SAMBA	8918992	1991	Y	1742	LR	Chartered
P&O NEDLLOYD SAN FRANCISCO	9182631	1999	Y	1716	LR	Chartered
P&O NEDLLOYD SEATTLE	9105126	1995	N	3450	LR	Chartered
P&O NEDLLOYD SHACKLETON	9211494	2001	N	6802	GB	Bareboat Chartered
P&O NEDLLOYD SINGAPORE	9173135	1999	Y	2169	LR	Chartered
P&O NEDLLOYD SOUTHAMPTON	9153850	1998	N	6690	GB	Owned
P&O NEDLLOYD STUYVESANT	9211482	2001	N	6802	NL	Bareboat Chartered
P&O NEDLLOYD SURAT	9210062	2000	Y	3430	LR	Chartered
P&O NEDLLOYD SYDNEY	9168180	1998	N	2890	NL	Bareboat Chartered
P&O NEDLLOYD TAKORADI	9102497	1995	Y	1730	LR	Chartered
P&O NEDLLOYD TARANAKI	7900041	1981	N	1270	GB	Owned
P&O NEDLLOYD TASMAN	9189342	1999	N	5468	GB	Bareboat Chartered
P&O NEDLLOYD TEMA	9084607	1996	Y	1511	LR	Chartered
P&O NEDLLOYD THEKWINI	9134696	1997	Y	1055	LR	Chartered
P&O NEDLLOYD TORRES	9213583	2000	N	5642	LR	Chartered
P&O NEDLLOYD TRINIDAD	9143829	1997	Y	384	DE	Chartered

Vessel Name	Lloyd's Register Number	Built	Geared[1]	Capacity (TEU)	Flag	Status
P&O NEDLLOYD VERA CRUZ	8205371	1984	Y	1779	NL	Owned
P&O NEDLLOYD VESPUCCI	9214202	2000	N	5642	LR	Chartered
P&O NEDLLOYD XIAMEN	9005259	1991	N	2986	LR	Chartered
PARTNERSHIP	9130432	1999	N	700	GB	Chartered
PENINSULAR BAY	8808628	1989	N	4180	GB	Owned
PROVIDENCE	9186431	1998	Y	653	BS	Chartered
PROVIDENCE BAY	9080613	1994	N	4230	GB	Owned
REPULSE BAY	9005546	1992	N	4230	GB	Owned
SAGITTARIUS	9122473	2001	Y	1730	LR	Chartered
SAN LORENZO 1	9046215	1993	Y	1512	LR	Chartered
SANTA FEDERICA	9162265	1998	Y	2169	LR	Chartered
SANTA FELICITA	9162277	1999	Y	2169	LR	Chartered
SANTA FIORENZA	9162253	1998	Y	2169	DE	Chartered
SANTA FRANCESCA	9188219	1998	Y	2169	LR	Chartered
SEA EXPLORER	9143790	1997	Y	384	AG	Chartered
SHENZHEN BAY	9079547	1994	N	4230	GB	Owned
SINGAPORE BAY	9005560	1993	N	4230	GB	Owned
SYDNEY EXPRESS	9227326	2002	N	4112	LR	Chartered
VOLKERS	9141637	1998	N	374	AG	Chartered

Note:

(1) A "geared" vessel is one with its own on-board lifting gear to operate in ports with no shoreside cranes.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

OUR REGISTERED OFFICE

Koninklijke Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam
The Netherlands

LEGAL ADVISERS

To Koninklijke Nedlloyd N.V. as to English law

Linklaters
3rd Floor, Atrium Building
Strawinskylaan 3051
1077 ZX Amsterdam
The Netherlands

To Koninklijke Nedlloyd N.V. as to U.S. law

Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

To Koninklijke Nedlloyd N.V. as to Dutch law (other than taxation matters)

NautaDutilh
Weena 750
3014 DA Rotterdam
The Netherlands

To Koninklijke Nedlloyd N.V. as to Dutch taxation matters

KPMG Meijburg
Brainpark
K.P. van der Mandelelaan 43
3062 MB Rotterdam
The Netherlands

AUDITORS

To Koninklijke Nedlloyd N.V.

KPMG Accountants N.V.
Brainpark
K.P. van der Mandelelaan 41
3062 MB Rotterdam
The Netherlands

To P&O Nedlloyd Container Line Limited

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

Printed by RR Donnelley, 98912

FINANCIAL STATEMENTS 2001

(19)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x € 1 million)

Note:

Note			2001		2000
1	Staff expenses	– 5		– 4	
2	Other operational expenses	– 1		– 2	
	Operating costs		– 6		– 6
	Share in result of joint venture P&O Nedlloyd	8		70	
3	Share in result of 50% interest in Martinair	– 3		– 22	
	Share in results of other non-consolidated participations	–		2	
	Income from investments		5		50
4	Interest income		7		6
	Result on ordinary activities before taxation		6		50
5	Taxation		–		–
	Result on ordinary activities after taxation		6		50
6	Extraordinary income and expence	–		86	
5	Taxation	–		–	
	Extraordinary result after taxation		–		86
	Net result		6		136

	2001	2000
(x € 1)		
Profit per ordinary share outstanding	**0.27**	5.96
Profit per ordinary share outstanding fully diluted	**0.27**	5.93

Notes on pages 37 through 38.

CONSOLIDATED BALANCE SHEET

(after proposed appropriation of result, x € 1 million)

Note		31 December 2001		31 December 2000	
	Assets				
	Fixed assets				
7	Tangible fixed assets		1		1
	Investments				
8	Joint venture P&O Nedlloyd	864		818	
9	50% interest in Martinair	142		127	
	Other investments	3		3	
			1,009		948
			1,010		949
	Current assets				
10	Receivables	7		79	
11	Cash and bank balances	143		122	
			150		201
	Total		1,160		1,150
	Liabilities				
	Group equity				
12	Shareholders' equity		1,086		1,040
13	**Provisions**		56		68
14	**Current liabilities**		18		42
	Total		1,160		1,150

Notes on pages 39 through 42.

CONSOLIDATED CASH FLOW STATEMENT

(x € 1 million)

	2001	2000
Net result	6	136
Depreciation	–	–
Cash flow	6	136
Other adjustments towards net operational cash flow:		
Share in result of joint venture P&O Nedlloyd	– 8	– 70
Share in result of 50% interest in Martinair less dividend	3	24
Share in results of other non-consolidated participations	–	– 2
Profit on disposal of participations	–	– 17
Movement in working capital	68	– 50
Movement in provisions	– 12	– 19
Other movements	–	1
Net operational cash flow	57	3
Capital expenditure on tangible fixed assets	–	– 1
Redemptions received on loans granted	11	12
Revenue from disposal of participations	–	81
Investment cash flow	11	92
Capital repayment € 6 per share	–	– 137
Redemption of other long-term loans / hedge transactions	–	– 21
Increase in shareholders' equity by executed option rights	2	1
Shares repurchased	– 26	–
Dividend paid	– 23	–
Financing cash flow	– 47	– 157
Cash flow balance	21	– 62
Effect of deconsolidation	–	– 9
Cash and bank balances beginning of financial year	122	193
Cash and bank balances end of financial year	143	122

Notes on page 43.

ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated accounts include the financial data of Royal Nedlloyd N.V. and its group companies. Group companies are participating interests with which Royal Nedlloyd N.V. forms an economic entity and in which Royal Nedlloyd N.V. holds a majority interest or can execute full control in any other manner. The assets, liabilities and results of these companies are fully consolidated.

BALANCE SHEET VALUATION

Tangible fixed assets are valued at historical cost less a straight-line depreciation calculated from the date the related asset became operational and taking the expected residual value into account. Anticipated permanent reductions in value have also been allowed for.

Non-consolidated participations in which a relevant influence is exerted, including the joint venture P&O Nedlloyd, are valued at the corresponding proportion of shareholders' equity as disclosed by the balance sheet of the companies concerned.

Current assets are valued as follows:
- receivables are stated at face value, less a provision for doubtful accounts,
- cash and bank balances are stated at face value.

The provision for pension commitments and the provision for other post-retirement benefits have been determined on the basis of the present value when applying actuarial valuation methods. Other provisions and liabilities are stated at face value.

Tax deferrals are formed for temporary differences between book values and fiscal values of assets and liabilities. Deferred tax claims from loss carry forwards and temporary differences in valuation are valued at nil to the extent that they cannot be offset by deferred tax liabilities.

The short-term debts are stated at face value.

PRINCIPLES OF DETERMINATION OF RESULTS

The share in the result of the non-consolidated participations in which a relevant influence is exerted relates to the share in the result as published in the profit and loss accounts of the participations concerned. For the non-consolidated participations in which no relevant influence is exerted the dividend received is recognised under other investment results.

Upon disposal of a participation or a termination of activities, the difference between actual revenue and book value is recognised as extraordinary result in the profit and loss account in so far it is not considered received goodwill.

Taxation on the result includes both current taxation and deferred taxation. No taxes are deducted from profits if and in so far as these profits can be set off against losses suffered in previous years. Taxes are deducted from losses if and in so far as they can be set off against taxation charged on profits during previous years.

Extraordinary income and expenses include those items that are hardly or not at all related to the ordinary activities.

FOREIGN EXCHANGE

Foreign currency transactions concluded prior to the balance sheet date are recognised at the transaction rate. Receivables and payables resulting from transactions not yet settled are included in the balance sheet at the rates prevailing on the balance sheet date. Exchange differences on account of receivables and payables are recognised in the operating result in the period in which they arise, in so far as these have not been hedged.

Assets and liabilities of foreign participations are translated at the rates prevailing on the balance sheet date; income and expenses at average rates. The resulting exchange differences are directly recognised in shareholders' equity. This is also the case for exchange differences resulting from receivables from and payables to foreign participations in so far that they represent an expansion or reduction, respectively, of the net investment in the foreign participations.

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x € 1 million, unless stated otherwise)

Note

The accounting policies in respect of consolidation and determination of result are set out on pages 35 and 36.

In conformity with Article 2:402 of the Dutch Civil Code, Royal Nedlloyd N.V. issued an abridged version of the profit and loss account of the Company, as its financial data are included in the consolidated accounts.

1 **STAFF EXPENSES**

	2001	2000
Salaries and wages	**5**	4
Pension costs	**–**	–
Other social security costs	**–**	–
	5	4

Staff expenses relate to staff members employed at Headquarters and Nedlloyd Internal Services. As at 31 December 2001 a total of 69 staff were employed: 24 at Headquarters and 45 with Nedlloyd Internal Services, all in the Netherlands. The average number of staff in 2001 was 71 (2000: 102).

Staff expenses include a one-time payment in respect of compensation to a member of the Executive Board.

Staff expenses charged to the account of third parties (€ 2 million; 2000: € 2 million) are deducted from Staff expences. Pension programmes for a number of staff members are managed through the Nedlloyd Pension Fund. Based on the financing agreement with this pension fund a premium holiday applies over 2001 (also over 2000).

2 **OTHER OPERATING EXPENSES**

	2001	2000
	1	2

Expenses charged to the account of third parties (€ 11 million; 2000: € 8 million) are deducted from Other operating expenses.

3 **SHARE IN RESULT OF 50% INTEREST IN MARTINAIR**

The share in the result of Martinair is recorded on the basis of provisional figures, as Martinair's full-year figures become available only after the Financial Statements of Royal Nedlloyd N.V. are adopted. In 2000, Martinair's final figures deviated from the provisional figures. Consequently, in 2001 Royal Nedlloyd N.V. has recognised late-coming income of € 4 million.

4 **INTEREST INCOME**

	2001	2000
	7	6

Interest income follows from placing the available cash and bank balances on short-term deposits.

Note:

5 **TAXATION**

Nedlloyd has no tax due on the achieved result. The reconciliation between the weighted average nominal tax rate expressed as a percentage of the result before taxation and Nedlloyd's effective tax burden is as follows:

	2001	2000
Weighted average nominal tax rates	**35.0**	35.0
Tax effects by:		
Tax-exempt results / non-deductible costs	**– 35.0**	– 16.8
Differences between fiscal and commercial valuation of assets and liabilities	**0.0**	– 8.8
Utilisation compensatable tax losses	**0.0**	– 9.4
Effective tax burden	**0.0**	0.0

In the Netherlands at year-end 2001, Royal Nedlloyd N.V. has tax losses to be carried forward amounting to approximately € 65 million (at year-end 2000: approximately € 50 million), and abroad, in particular in the United States, in the amount of approximately € 20 million (at year-end 2000: approximately € 20 million). The deferred tax assets on these losses have been valued at nil.

6 **EXTRAORDINARY INCOME AND EXPENSES**

	2001	2000
Income:		
Profit on disposal of Mammoet	**–**	17
Once-only redemption sum Nedlloyd Pension Fund	**–**	68
Other	**–**	1
	–	86
Expenses	**–**	–
Balance of extraordinary income and expenses	**–**	86

An agreement was reached with the Board of the Nedlloyd Pension Fund in 2000 on a minimum once-only redemption of € 68 million up to a maximum of € 91 million, to be determined by the Fund's coverage ratio.
In the 2000 Financial Statements, the minimum redemption of € 68 million was recognised as the coverage ratio had not yet been assessed. In 2001 the Fund's coverage ratio was finally assessed, and on this basis, the redemption amount was determined at € 68 million.

(x € 1 million, unless stated otherwise)

Note:

The accounting policies are set out on pages 35 and 36.

7	TANGIBLE FIXED ASSETS	2001	2000
		1	1

The tangible fixed assets mainly consists of office furniture and equipment. The depreciation period for these assets runs from 3 to 10 years.

8 **JOINT VENTURE P&O NEDLLOYD**

	Total	Bookvalue joint venture P&O Nedlloyd	Receivable from joint venture P&O Nedlloyd
Position as at 31 December 2000	818	807	11
Movements:			
share in result	8	8	–
changes in exchange rates	45	45	–
redemption	– 11	–	– 11
other movements	4	4	–
Position as at 31 December 2001	864	864	0

Nedlloyd does not hedge currency risks associated with its participation in P&O Nedlloyd due to the long-term nature of this investment.

9 **50% INTEREST IN MARTINAIR**

	Bookvalue 50% interest in Martinair
Position as at 31 December 2000	127
Movements:	
share in result	– 3
change in accounting principles	18
Position as at 31 December 2001	142

10	RECEIVABLES	31 December 2001	31 December 2000
	Prepayments and accrued income	3	74
	Other receivables	4	5
		7	79

11 CASH AND BANK BALANCES

	31 December 2001	31 December 2000
Cash, bank and money on call	**8**	2
Deposits	**135**	120
	143	122

Deposits are placed with financially solid parties for a maximum term of one year.

12 SHAREHOLDERS' EQUITY

For details we refer to pages 46 and 47.

13 PROVISIONS

	Total	Pensions and other post-retirement benefits	Reorganisation and early retirement schemes	Other
Position as at 31 December 2000	68	6	9	53
Movements:				
payments	– 9	–	–	– 9
addition	–	–	–	–
release	–	–	–	–
other movements	– 3	–	– 1	– 2
Position as at 31 December 2001	56	6	8	42

It is expected that approximately € 35 million (at year-end 2000: € 32 million) of provisions will still be required after one year.

Pensions and other post-retirement benefits
The commitments in respect of the pension schemes arranged for employees are virtually entirely covered by the Nedlloyd Pension Fund. The provision is mainly related to entitlements of employees who are not included in a pension fund. Besides, commitments are related to medical insurance schemes of the American consolidated participations.

Reorganisation and early retirement schemes
This provision is intended to cover the cost of reorganisation, restructuring, termination of activities and early retirement schemes.

Other
These provisions are made for known commitments and risks, including customs risks. This item includes an amount of € 30 million (2000: € 33 million) for possible claims in respect of warranties issued for investments sold.

Note:

14	CURRENT LIABILITIES	2001	2000
	Taxation and social security charges due	–	1
	Accruals and deferred income	13	13
	Dividend to be paid	–	23
	Miscellaneous	5	5
		18	42

The above amounts fall due within one year.

15 **DISPUTES AND COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET**

Disputes

On 16 September 1998 the European Commission imposed a ECU 41 million fine on P&O Nedlloyd due to P&O Nedlloyd's participation in the Trans-Atlantic Conference Agreement (TACA). An appeal has been made against this decision at the European Court. The legal advisors of the TACA members take the view that the fine imposed will not stand or will be reduced considerably. P&O Nedlloyd did not form a provision for this fine.
As participation in TACA dates back to the period prior to the merger between Nedlloyd Lines and P&O Containers, P&O Nedlloyd could charge Royal Nedlloyd N.V. for its share of the fine. A guarantee was issued to the European Commission on behalf of P&O Nedlloyd. Royal Nedlloyd N.V. issued a counter guarantee to the guarantor to the level of half the amount of the possible final fine. Based on above mentioned legal advice, Nedlloyd has not made a provision.

Various claims have been filed against Royal Nedlloyd N.V.. Nedlloyd rejects these claims and does not expect the final decisions on these disputes to lead to expenses significantly exceeding the provisions already made.

Guarantee commitments	**31 December 2001**	31 December 2000
These commitments can be specified as follows:		
Guarantees in respect of liabilities of non-consolidated participations	16	26
Guarantees in respect of TACA claim	22	22
Guarantees on behalf of third parties	10	10
	48	58

Expectations are that no expenses will follow from these guarantees on top of the provisions earlier made.

Long-term financial commitments	**31 December 2001**	31 December 2000
Long-term rental and operational lease commitments:		
falling due within 1 year	5	5
falling due between 1 and 5 years	11	15
falling due after 5 years or more	–	–
	16	20

16 **FINANCIAL INSTRUMENTS**

Currency risks
Nedlloyd's main currency risk is the translation risk associated with the participation in P&O Nedlloyd, which has not been hedged.

Credit risks
The credit risks relate to the losses to be incurred when counterparties fail to meet their contractual commitments. As it is the policy to conclude contracts only with financially solid parties, we do not expect such failures to happen. However, we further manage these risks by limiting the commitments per counterparty.

Market value
The market value of the receivables, cash and bank balances, and short-term debts included in the balance sheet is virtually equal to their book value.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(x € 1 million)

The consolidated cash flow statement was prepared following the indirect method. This is to say that the statement is based on data as included in the balance sheets and profit and loss accounts. These data have subsequently been adjusted, where possible, for movements that did not lead to any cash flow for the year under review.

The cash and bank balances in the cash flow statement include cash assets, bank balances as well as cash equivalents such as call money and short-term deposits.

Income and expenses related to interest, dividend received and profit taxation have been included under operational cash flow. Dividends paid are included under investment cash flow.

Composite transactions and transactions not involving any exchange of funds are not recognised in the cash flow statement per component.

Movements in the cash flow statement can largely be derived from statements of movement of the balance sheet items concerned. For those balance sheet items for which no statement of movement is published, the relation between balance sheet movement and cash flow movement is as follows:

	Working capital	Provisions
Position as at 31 December 2000	37	68
Position as at 31 December 2001	– 11	56
Balance sheet movement	48	– 12
Adjustments:		
dividend	23	–
other	– 3	–
Cash flow movement	68	– 12

The balance sheet movement of working capital can be specified as follows:

	Receivables	Current liabilities	Working capital
Position as at 31 December 2000	79	42	37
Position as at 31 December 2001	7	18	– 11
Balance sheet movement	72	– 24	48

BALANCE SHEET OF THE COMPANY

(after proposed appropriation of result, x € 1 million)

Note:

Note		31 December 2001		31 December 2000	
	Assets				
	Fixed assets				
A	Investments		**1,442**		1,384
	Current assets				
	Receivables		**–**		71
	Total		**1,442**		1,455
	Liabilities				
B	**Shareholders' equity**				
	Subscribed share capital	**23**		23	
	Share premium account	**71**		70	
	Reserve for translation differences	**177**		132	
	Other reserve	**815**		815	
			1,086		1,040
C	**Provisions**		**50**		60
D	**Long-term liabilities**		**297**		330
	Short-term liabilities				
	Dividend to be paid	**–**		23	
	Other short-term liabilities	**9**		2	
			9		25
	Total		**1,442**		1,455

PROFIT AND LOSS ACCOUNT OF THE COMPANY

(x € 1 million)

Note		2001	2000
F	Share in results of investments	**– 5**	46
G	Balance of other income and expenses	**11**	90
	Net result	**6**	136

Notes on pages 45 through 49.

NOTES TO THE BALANCE SHEET AND THE PROFIT AND LOSS ACCOUNT OF THE COMPANY

Note: *(x € 1 million, unless stated otherwise)*

The principles of valuation applied are the same as those set out in the accounting policies and the notes to the consolidated balance sheet and profit and loss account.

A **INVESTMENTS**

A list of investments, required under Articles 2:379 and 414 of the Dutch Civil Code, has been filed with the Trade Register of the Rotterdam Chamber of Commerce.

The movements in the book value of, and loans to, participations, were as follows:

	Total book value	Book value consolidated participations	Book value 50% Martinair
Position as at 31 December 2000	596	469	127
Movements:			
share in result	– 5	– 2	– 3
change in accounting principles Martinair	18	–	18
foreign exchange changes	38	38	–
liquidation	– 17	– 17	–
Position as at 31 December 2001	630	488	142

	Total loans	Loans to consolidated participations	Loans to non-consol. participations and third parties
Position as at 31 December 2000	788	786	2
Movement:			
balance of loans granted/redemptions and other movements in loans	24	24	–
Position as at 31 December 2001	812	810	2
Total investments			
Position as at 31 December 2000	1,384	1,255	129
Position as at 31 December 2001	1,442	1,298	144

Note:

B SHAREHOLDERS' EQUITY

	Total	Subscribed share capital	Share premium account	Transition reserve	Other reserves
Position as at 31 December 1999	1,031.0	105.7	126.1	103.2	696.0
Movements 2000:					
redenomination	–	57.5	– 57.5	–	–
capital repayment	– 137.2	– 140.1	–	–	2.9
shares purchased	– 1.4	–	–	–	– 1.4
retained earnings	112.7	–	–	–	112.7
written back goodwill	1.4	–	–	–	1.4
foreign exchange differences	31.0	–	–	31.0	–
execution of option rights	2.9	0.3	1.1	–	1.5
other movements	– 0.3	–	–	–	– 0.3
exchange differences realised	–	–	–	– 2.1	2.1
Position as at 31 December 2000	1,040.1	23.4	69.7	132.1	814.9
Movements 2001:					
shares purchased	– 26.4	–	–	–	– 26.4
retained earnings	6.2	–	–	–	6.2
change in accounting principles of Martinair	18.0	–	–	–	18.0
foreign exchange differences	45.1	–	–	45.1	–
execution of option rights	2.5	–	0.8	–	1.7
other movements	0.2	–	–	–	0.2
exchange differences realised	–	–	–	–	–
Position as at 31 December 2001	1,085.7	23.4	70.5	177.2	814.6

SHARE CAPITAL

The authorised share capital amounts to € 100,015,000 i.e. 15,000 priority shares, 50 million ordinary shares and 50 million preference shares, all of € 1 each.
As at 31 December 2001, € 15,000 (all 15,000 priority shares) has been issued as well as € 23,406,455 (ordinary shares 23,406,455).

Movements in issued shares in 2001 were as follows:

	Total number	Priority shares	Ordinary shares		
			Total	Outstanding	Purchased
Position as at 31 December 2000	23,361,749	15,000	23,346,749	22,841,288	505,461
Executed option rights '96	59,706	–	59,706	59,706	–
Executed option rights '97 en '98	–	–	–	103,996	– 103,996
Own shares repurchased	–	–	–	– 1,900,000	1,900,000
Position as at 31 December 2001	23,421,455	15,000	23,406,455	21,104,990	2,301,465

On 19 September 2001, Royal Nedlloyd N.V. announced a share buy back programme. This programme was completed on 21 November 2001. A total of 1,900,000 ordinary shares were purchased at an average price of € 13.90. Together with the shares purchased earlier as part of the employee stock option plan, Nedlloyd has repurchased an interest of 9.83% of its own share capital.

The amount paid for the purchased shares has been deducted from Other reserves.

OPTION ARRANGEMENT

Till 1998 Nedlloyd has awarded option rights to a limited number of key managers (one option gives the right to one ordinary Nedlloyd share of € 1). A part of these option rights was granted to staff members of Nedlloyd European Transport and Distribution and Mammoet, which were sold in 1999 and 2000 respectively.
For these former Royal Nedlloyd N.V. staff members these option rights remain valid.
No option rights have been granted since 1999.

Option rights have a term of five years after being granted. The exercise price is determined to be the closing price on the Euronext Amsterdam on the day the annual figures are published. Option rights granted in 1998 - barring exceptions for extraordinary circumstances - could not be executed within the first two years after acquisition. Execution is subject to regulations and internal rules concerning insider trading in securities.

Expiring	Issued in	Options Issued	Outstanding options as at 31 December 2001	Outstanding options as at 31 December 2000	Exercise price
20 March 2001	1996	179,760	0	59,706	€ 12.29
20 March 2002	1997	387,768	221,720	270,640	€ 16.08
19 March 2003	1998	290,184	170,908	233,688	€ 18.06
			392,628	564,034	

SHARE PREMIUM ACCOUNT

The share premium account can entirely be considered as a free share premium in the sense of the Income Tax Act.

RESERVE FOR TRANSLATION DIFFERENCES

This reserve is related to the accumulated foreign exchange differences that arise when translating foreign participations as well as receivables from and payables to these participations, in so far these receivables and payables form an expansion and reduction, respectively, of the net investment in the foreign participation. In addition, this reserve includes the exchange differences on loans in foreign currencies taken up to hedge the net investment in foreign participations. When a foreign participation is sold, the accumulated exchange difference is released and recognised under Other reserves.

Notes

LEGAL RESERVE FOR RETAINED EARNINGS OF PARTICIPATIONS

This reserve is calculated applying the collective method for all investments together. As at 31 December 2001 there is no need for a legal reserve for retained earnings of participations.

C PROVISIONS

	31 December 2001	31 December 2000
The following provisions are included:		
Reorganisation and early retirement schemes	8	9
Other	42	51
	50	60
Of which estimated to be required after one year	30	22

Details are provided on pages 40.

D LONG-TERM LIABILITIES

	31 December 2001	31 December 2000
Long-term loans from investments	297	330

No redemption schemes have been agreed for long-term loans from investments. Interest on these loans is 6.0% (2000: 6.0%).

E DISPUTES AND COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

Disputes
Please refer to the explanation on page 41.

Guarantee commitments	31 December 2001	31 December 2000
These commitments can be specified as follows:		
Guarantees for liabilities of consolidated participations	1	1
Guarantees in respect of TACA claim	22	22
Other guarantees on behalf of third parties	25	35
	48	58

Expectations are that no expenses will follow from these guarantees on top of the provisions earlier made.

By virtue of Article 2:403, section 1f, of the Dutch Civil Code, the company has agreed to be jointly and severally liable for liabilities resulting from transactions concluded by a limited number of group companies. The statements under Articles 2:379 and 414 of the Dutch Civil Code have been filed with the Trade Register of the Rotterdam Chamber of Commerce.

F SHARE IN RESULT OF INVESTMENTS

	2001	2000
Share in results of consolidated participations	– 2	66
Share in results of other participations	– 3	-20
	– 5	46

The amounts mentioned are related to the share of Royal Nedlloyd N.V. in the net results.

Note:

G **OTHER INCOME AND EXPENSES**

The amount charged to the result of the Company for the year in respect of remuneration to members and former members of the Executive Board concerns a single individual. In accordance with Article 2:383, section 1, last sentence, of the Dutch Civil Code, no specification of the amount has been provided. In 2000 the amount in respect of remuneration to members and former members of the Executive Board was € 2,169,448.

The amounts charged to the result of the Company for the year in respect of remuneration to members and former members of the Supervisory Board are:

(x € 1)	**2001**	2000
Members and former members Supervisory Board	**97,629**	109,303

Overall ownership of Royal Nedlloyd N.V. securities and options as at 31 December 2001:

Executive Board:	160,500 employee option rights granted by Royal Nedlloyd N.V. Please refer to pages 46 and 47 for the most important conditions ruling these option rights.
Supervisory Board:	none.

There are no commercial relationships between the Company and the members of the Supervisory Board.

Rotterdam, 6 March 2002

The Supervisory Board

O.H.A. van Royen
A.H. Land
L.J.M. Berndsen
R. Hazelhoff
N. Kroes
H.-G. Pohl

The Executive Board

H.H. Meijer

OTHER INFORMATION

AUDITORS' REPORT

Introduction

We have audited the 2001 financial statements of Royal Nedlloyd N.V. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as of 31 December 2001 and of the result for the year then ended in according with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Rotterdam, 6 March 2002

KPMG Accountants N.V.

JAARREKENING
FINANCIAL STATEMENTS
2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x € 1 million)

Note			2002		2001
1	Staff expenses	– 2		– 5	
2	Other operational expenses	– 2		– 1	
	Operating costs		– 4		– 6
	Share in result of joint venture P&O Nedlloyd	– 162		8	
	Share in result of 50% interest in Martinair	2		– 3	
	Income from investments		– 160		5
3	Interest income		4		7
	Result on ordinary activities before taxation		– 160		6
4	Taxation		–		–
	Net result		– 160		6
	(x € 1)				
	Result per ordinary share outstanding		– 7.52		0.27
	Result per ordinary share outstanding fully diluted		– 7.52		0.27

Notes on pages 53 and 55.

CONSOLIDATED BALANCE SHEET

(after proposed appropriation of result, x € 1 million)

Note:		31 December 2002		31 December 2001	
	Assets				
	Fixed assets				
5	Tangible fixed assets		1		1
	Investments				
6	Joint venture P&O Nedlloyd	580		864	
7	50% interest in Martinair	144		142	
	Other investments	2		3	
			726		1,009
			727		1,010
	Current assets				
8	Receivables	6		7	
9	Cash and bank balances	106		143	
			112		150
	Total		839		1,160
	Liabilities				
	Group equity				
10	Shareholders' equity		784		1,086
11	**Provisions**		44		56
12	**Current liabilities**		11		18
	Total		839		1,160

Notes on pages 57, 59, 61 and 63.

CONSOLIDATED CASH FLOW STATEMENT

(x € 1 million)

	2002	2001
Net result	– 160	6
Depreciation	–	–
Cash flow	– 160	6
Other adjustments towards net operational cash flow:		
Share in result of joint venture P&O Nedlloyd	162	– 8
Share in result of 50% interest in Martinair	– 2	3
Movement in working capital	– 6	68
Movement in provisions	– 12	– 12
Other movements	–	–
Net operational cash flow	– 18	57
Capital expenditure on tangible fixed assets	–	–
Redemptions received on loans granted	–	11
Investment cash flow	0	11
Increase in shareholders' equity by executed option rights	3	2
Shares repurchased	–	– 26
Dividend paid	– 22	– 23
Financing cash flow	– 19	– 47
Cash flow balance	– 37	21
Cash and bank balances beginning of financial year	143	122
Cash and bank balances end of financial year	106	143

Notes on page 65.

ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated accounts include the financial data of Royal Nedlloyd N.V. and its group companies. Group companies are participating interests with which Royal Nedlloyd N.V. forms an economic entity and in which Royal Nedlloyd N.V. holds a majority interest or can execute full control in any other manner. The assets, liabilities and results of these companies are fully consolidated.

BALANCE SHEET VALUATION

Tangible fixed assets are valued at historical cost less a straight-line depreciation calculated from the date the related asset became operational and taking the expected residual value into account. Anticipated permanent reductions in value have also been allowed for.

Non-consolidated participations in which a relevant influence is exerted, are valued at the corresponding proportion of shareholders' equity as disclosed by the balance sheet of the companies concerned.

Current assets are valued as follows:
- receivables are stated at face value, less a provision for doubtful accounts,
- cash and bank balances are stated at face value.

The provision for pension commitments and the provision for other post-retirement benefits have been determined on the basis of the present value when applying actuarial valuation methods. Other provisions and liabilities are stated at face value.

Tax deferrals are formed for temporary differences between book values and fiscal values of assets and liabilities. Deferred tax claims from loss carry forwards and temporary differences in valuation are valued at nil to the extent that they cannot be offset by deferred tax liabilities. The short-term debts are stated at face value.

PRINCIPLES OF DETERMINATION OF RESULTS

The share in the result of the non-consolidated participations in which a relevant influence is exerted relates to the share in the result as published in the profit and loss accounts of the participations concerned. For the non-consolidated participations in which no relevant influence is exerted the dividend received is recognised under other investment results.

Upon disposal of a participation or a termination of activities, the difference between actual income and book value is recognised as extraordinary result in the profit and loss account in so far it is not considered received goodwill.

Taxation on the result includes both current taxation and deferred taxation. No taxes are deducted from profits if and in so far as these profits can be set off against losses suffered in the previous years. Taxes are deducted from losses if and in so far as they can be set off against taxation charged on profits during the previous years.

FOREIGN EXCHANGE

Foreign currency transactions concluded prior to the balance sheet date are recognised at the transaction rate. Receivables and payables resulting from transactions not yet settled are included in the balance sheet at the rates prevailing on the balance sheet date. Exchange differences on account of receivables and payables are recognised in the operating result in the period in which they arise, in so far as these have not been hedged.

Assets and liabilities of foreign participations are translated at the rates prevailing on the balance sheet date; income and expenses at average rates. The resulting exchange differences are directly recognised in shareholders' equity. This is also the case for exchange differences resulting from receivables from and payables to foreign participations in so far that they represent an expansion or reduction, respectively, of the net investment in the foreign participations.

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

(x € 1 million, unless stated otherwise)

Note:

The accounting policies in respect of consolidation and determination of result are set out on page 49 and 51.

In conformity with Article 2:402 of the Dutch Civil Code, Royal Nedlloyd N.V. issued an abridged version of the profit and loss account of the Company, as its financial data are included in the consolidated accounts.

1 STAFF EXPENSES	2002	2001
Salaries and wages	2	5
Pension costs	–	–
Other social security costs	–	–
	2	5

Staff expenses relate to staff members employed at Headquarters and Nedlloyd Interne Dienst. As at 31 December 2002 a total of 26 staff were employed: 16 at Headquarters and 10 with Nedlloyd Interne Dienst, all in The Netherlands. The average number of staff in 2002 was 48 (2001: 71).

Almost all Nedlloyd Interne Dienst expenses are charged to third parties. Charges for staff expenses included here (€ 1 million; 2001: € 2 million) are deducted from Staff expenses. Pension arrangements for a number of staff members are managed through the Nedlloyd Pension Fund. Based on the financing agreement with this pension fund a premium holiday applies over 2002 (also over 2001).

2 OTHER OPERATING EXPENSES	2002	2001
	2	1

Other operating expenses charged to third parties (€ 11 million; 2001: € 11 million) by Nedlloyd Interne Dienst are deducted from Other operating expenses.

3 INTEREST INCOME	2002	2001
	4	7

Interest income follows from placing the available cash and bank balances on short-term deposits.

Note:

4 TAXATION

Royal Nedlloyd N.V. has no tax due on the achieved result. The reconciliation between the weighted average nominal tax rate expressed as a percentage of the result before taxation and Nedlloyd's effective tax burden is as follows:

	2002	2001
Weighted average nominal tax rates	34.5	35.0
Tax effects by:		
Tax-exempt results / non-deductable costs	– 34.5	– 35.0
Differences between fiscal and commercial valuation of assets and liabilities	0.0	0.0
Utilisation compensatable tax losses	0.0	0.0
Effective tax burden	0.0	0.0

In The Netherlands at year-end 2002, Royal Nedlloyd has tax losses to be carried forward amounting to approximately € 75 million (at year-end 2001: approximately € 65 million) and abroad, in particular in the United States, in the amount of approximately € 16 million (at year-end 2001: approximately € 20 million). The deferred tax assets on these losses have been valued at nil.

NOTES TO THE CONSOLIDATED BALANCE SHEET

(x € 1 million, unless stated otherwise)

Note:

The accounting policies are set out on page 49 and 51.

5 **TANGIBLE FIXED ASSETS**

	2002	2001
	1	1

The tangible fixed assets mainly consist of office furniture and equipment. The depreciation period for these assets runs from 3 to 5 years.

6 **JOINT VENTURE P&O NEDLLOYD**

	Book value joint venture P&O Nedlloyd
Position as at 31 December 2001	864
Movements:	
share in result	– 162
changes in exchange rates	– 122
Position as at 31 December 2002	580

Nedlloyd does not hedge currency risks associated with its participation in P&O Nedlloyd due to the long-term nature of this investment.

7 **50% INTEREST IN MARTINAIR**

	Book value 50% interest in Martinair
Position as at 31 December 2001	142
Movements:	
share in result	2
Position as at 31 December 2002	144

8 **RECEIVABLES**

	31 December 2002	31 December 2001
Prepayments and accrued income	3	3
Other receivables	3	4
	6	7

Note:

9 CASH AND BANK BALANCES

	31 December 2002	31 December 2001
Cash, bank and money on call	2	8
Deposits	104	135
	106	143

Deposits are placed with financially solid parties for a maximum term of one year.

10 SHAREHOLDERS' EQUITY

For details we refer to page 71 and 73.

11 PROVISIONS

	Total	Pensions and other post-retirement benefits	Reorganisation and early retirement schemes	Other
Position as at 31 December 2001	56	6	8	42
Movements:				
payments	– 13	–	– 4	– 9
addition	1	–	1	–
release	–	–	–	–
other movements	0	–	1	– 1
Position as at 31 December 2002	44	6	6	32

It is expected that approximately an amount of € 8 million will be appropriated within one year.

Pensions and other post-retirement benefits
The commitments in respect of the pension schemes arranged for employees are virtually entirely covered by the Nedlloyd Pension Fund. The provision is mainly related to entitlements of employees who are not included in a pension fund. Besides, commitments are related to medical insurance schemes on behalf of former staff in the United States.

Reorganisation and early retirement schemes
This provision is intended to cover the cost of reorganisation, restructuring, termination of activities and early retirement schemes.

Other
These provisions are made for known commitments and risks, including customs risks. This item includes an amount of € 25 million (2001: € 30 million) for possible claims in respect of warranties issued for investments sold.

Note:

12 CURRENT LIABILITIES

	2002	2001
Taxation and social security charges due	–	–
Accruals and deferred income	6	13
Dividend to be paid	–	–
Miscellaneous	5	5
	11	18

The above amounts fall due within one year.

13 DISPUTES AND COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

Disputes

On 16 September 1998 the European Commission imposed a ECU 41 million fine on P&O Nedlloyd due to P&O Nedlloyd's participation in the Trans-Atlantic Conference Agreement (TACA). An appeal has been made against this decision at the European Court. The legal advisors of the TACA members take the view that the fine imposed will not stand or will be reduced considerably. P&O Nedlloyd did not form a provision for this fine. Participation in TACA dates back to the period prior to the merger between Nedlloyd Lines and P&O Containers.

A guarantee was issued to the European Commission on behalf of P&O Nedlloyd. Royal Nedlloyd issued a counter guarantee to the guarantor to the level of half the amount of the possible final fine.

Based on above mentioned legal advice, Royal Nedlloyd has not made a provision.

Various claims have been filed against Royal Nedlloyd in the past. Royal Nedlloyd rejects these claims and does not expect the final decisions on these disputes to lead to expenses significantly exceeding the provisions already made.

Guarantee commitments	**31 December 2002**	31 December 2001
These commitments can be specified as follows:		
Guarantees in respect of liabilities of non-consolidated participations	5	16
Guarantees in respect of TACA claim	22	22
Guarantees on behalf of third parties	9	10
	36	48

Long-term financial commitments	**31 December 2002**	31 December 2001
Long-term rental and operational lease commitments:		
falling due within 1 year	5	5
falling due between 1 and 5 years	6	11
falling due after 5 years or more	–	–
	11	16

Note:

14 **FINANCIAL INSTRUMENTS**

Currency risks
Nedlloyd's main currency risk is the translation risk associated with the participation in P&O Nedlloyd, which has not been hedged.

Credit risks
The credit risks relate to the losses to be incurred when counterparties fail to meet their contractual commitments. As it is our policy to conclude contracts only with financially solid parties, we do not expect such failures to happen. However, we further manage these risks by limiting the commitments per counterparty.

Market value
The market value of the receivables, cash and bank balances, and short-term debts included in the balance sheet is virtually equal to their book value.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement was prepared following the indirect method. This is to say that the statement is based on data as included in the balance sheets and profit and loss accounts. These data have subsequently been adjusted, where possible, for movements that did not lead to any cash flow for the year under review.

The cash and bank balances in the cash flow statement include cash assets, bank balances as well as cash equivalents such as call money and short-term deposits.

Income and expenses related to interest, dividend received and profit taxation have been included under operational cash flow. Dividends paid are included under the financing cash flow.

BALANCE SHEET OF THE COMPANY

(after proposed appropriation of result, x € 1 million)

Note:

Note			31 December 2002		31 December 2001
	Assets				
	Fixed assets				
A	Investments		1,134		1,442
	Current assets				
	Receivables		–		–
	Total		1,134		1,442
	Liabilities				
B	**Shareholders' equity**				
	Subscribed share capital	21		23	
	Share premium account	71		71	
	Reserve for translation differences	49		177	
	Other reserve	643		815	
			784		1,086
C	**Provisions**		38		50
D	**Long-term liabilities**		310		297
	Short-term liabilities				
	Dividend to be paid	–		–	
	Other short-term liabilities	2		9	
			2		9
	Total		1,134		1,442

PROFIT AND LOSS ACCOUNT OF THE COMPANY

(x € 1 million)

		2002	2001
F	Share in results of investments	– 176	– 5
G	Balance of other income and expenses	16	11
	Net result	– 160	6

Notes on pages 69, 71, 73, 75 and 77.

NOTES TO THE BALANCE SHEET AND THE PROFIT AND LOSS ACCOUNT OF THE COMPANY

Note: *(x € 1 mln, unless stated otherwise)*

The principles of valuation applied are the same as those set out in the accounting policies and the notes to the consolidated balance sheet and profit and loss account.

A INVESTMENTS

A list of investments, required under Articles 2:379 and 414 of the Dutch Civil Code, has been filed with the Trade Register of the Rotterdam Chamber of Commerce.

The movements in the book value of, and loans to, participations, were as follows:

	Total book value	Book value consolidated participations	Book value 50% in Martinair
Position as at 31 December 2001	630	488	142
Movements:			
share in result	– 176	– 178	2
foreign exchange changes	– 97	– 97	–
liquidation	11	11	–
Position as at 31 December 2002	368	224	144

	Total loans	Loans to consolidated participations	Loans to non-consol. participations and third parties
Position as at 31 December 2001	812	810	2
Movements:			
balance of loans granted / redemptions and other movements in loans	– 46	– 46	–
Position as at 31 December 2002	766	764	2

Total investments			
Position as at 31 December 2001	1,442	1,298	144
Position as at 31 December 2002	1,134	988	146

Note:

B SHAREHOLDERS' EQUITY

	Total	Subscribed share capital	Share premium account	Translation reserve	Other reserves
Position as at 31 December 2000	1,040.1	23.4	69.7	132.1	814.9
Movements 2001:					
Shares purchased	– 26.4	–	–	–	– 26.4
retained earnings	6.2	–	–	–	6.2
change in accounting principles of Martinair	18.0	–	–	–	18.0
foreign exchange differences	45.1	–	–	45.1	–
execution of option rights	2.5	–	0.8	–	1.7
other movements	0.2	–	–	–	0.2
exchange differences realised	–	–	–	–	–
Position as at 31 December 2001	1,085.7	23.4	70.5	177.2	814.6
Movements 2002:					
result	– 160.3	–	–	–	– 160.3
foreign exchange differences	– 122.5	–	–	– 122.5	–
execution of option rights	3.5	–	–	–	3.5
cancellation of shares	0	– 1.9	–	–	1.9
dividend	– 22.0	–		–	– 22.0
exchange differences realised	0	–	–	– 5.6	5.6
Position as at 31 December 2002	784.4	21.5	70.5	49.1	643.3

SHARE CAPITAL

The authorised share capital amounts to € 100,015,000 i.e. 15,000 priority shares, 50 million ordinary shares and 50 million preference shares, all of € 1 each. As at 31 December 2002, € 15,000 (all 15,000 priority shares) has been issued as well as € 21,472,066 (ordinary shares 21,472,066).

Movements in issued shares in 2002 were as follows:

	Total number	Priority shares	Ordinary shares		
			Total	Outstanding	Purchased
Position as at 31 December 2001	23,421,455	15,000	23,406,455	21,104,990	2,301,465
Executed option rights '97 and '98	–	–	–	218,280	– 218,280
Cancellation purchased shares	– 1,934,389	–	– 1,934,389	–	– 1,934,389
Position as at 31 December 2002	21,487,066	15,000	21,472,066	21,323,270	148,796

On 19 September 2001, Royal Nedlloyd N.V. announced a share buy back programme. This programme was completed on 21 November 2001. A total of 1,900,000 ordinary shares were purchased at an average price of € 13.90. These shares were cancelled on 12 July 2002, together with the shares purchased earlier as part of the employee stock option plan, in so far not required for covering the Option Plan '98, after approval given by the General Meeting of Shareholders of 8 May 2002.

OPTION ARRANGEMENTS

Up to and including 1998 Nedlloyd has awarded option rights to a limited number of key managers (one option gives the right to one ordinary Nedlloyd share of € 1). A part of these option rights was granted to staff members of Nedlloyd European Transport and Distribution and Mammoet, which were sold in 1999 and 2000 respectively.
For these former Royal Nedlloyd N.V. staff members these option rights remain valid.
No option rights have been granted since 1999.

Option rights have a term of five years after being granted. The exercise price is determined to be the closing price on the Euronext Amsterdam on the day the annual figures are published. Option rights granted in 1998 – barring exceptions for extraordinary circumstances – could not be executed within the first two years after acquisition. Execution is subject to regulations and internal rules concerning insider trading in securities.

Expiring	Issued in	Options Issued	Outstanding options as at 31 December 2002	Outstanding options as at 31 December 2001	Exercise price
20 March 2002	1997	387,768	0	221,720	€ 16.08
19 March 2003	1998	290,184	168,056	170,908	€ 18.06
			168,056	392,628	

SHARE PREMIUM ACCOUNT

The share premium account can for the greater part be considered as a free share premium in the sense of the Income Tax Act.

RESERVE FOR TRANSLATION DIFFERENCES

This reserve is related to the accumulated foreign exchange differences that arise when translating foreign participations as well as receivables from and payables to these participations, in so far these receivables and payables form an expansion and reduction, respectively, of the net investment in the foreign participation. In addition, this reserve includes the exchange differences on loans in foreign currencies taken up to hedge the net investment in foreign participations. When a foreign participation is sold, the accumulated exchange difference is released and recognised under Other reserves.

Note:

LEGAL RESERVE FOR RETAINED EARNINGS OF PARTICIPATIONS

This reserve is calculated applying the collective method for all investments together. As at 31 December 2002 there is no need for a legal reserve for retained earnings of participations.

C PROVISIONS

	31 December 2002	31 December 2001
The following provisions are included:		
Reorganisation / early retirement schemes	6	8
Other	32	42
	38	50

It is expected that approximately an amount of € 8 million will be a appropriated within one year.

Details are provided on page 59.

D LONG-TERM LIABILITIES

	31 December 2002	31 December 2001
Long-term loans from investments	310	297

No redemption schemes have been agreed for long-term loans from investments. Interest on these loans is 6.1% (2001: 6.0%).

E DISPUTES AND COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

Disputes
Please refer to the explanation on page 61.

Guarantee commitments	31 December 2002	31 December 2001
These commitments can be specified as follows:		
Guarantees for liabilities of consolidated participations	1	1
Guarantees in respect of TACA claim	22	22
Other guarantees on behalf of third parties	13	25
	36	48

By virtue of Article 2:403, section 1f, of the Dutch Civil Code, the Company has agreed to be jointly and severally liable for liabilities resulting from transactions concluded by a limited number of group companies. The statements under Articles 2:379 and 414 of the Dutch Civil Code have been filed with the Trade Register of the Rotterdam Chamber of Commerce.

F SHARE IN RESULT OF INVESTMENTS

	2002	2001
Share in results of consolidated participations	– 178	– 2
Share in results of other participations	2	– 3
	– 176	– 5

The amounts mentioned are related to the share of Royal Nedlloyd N.V. in the net results.

Note:

G OTHER INCOME AND EXPENSES

Remuneration in 2002 to the current member of the Executive Board Mr H.H. Meijer was composed as follows (x € 1):

Salary	613,253
Non-recurring allowance concerning pension commitment	782,306
Bonus	102,490
Pension costs	208,164
Total	1,706,213
Paid by P&O Nedlloyd Container Line Ltd.	– 805,417
Remains for the account of the Company	900,796

An amount of € 112,055 (2001: € 97,629) was charged to the result of the Company for the year in respect of remuneration to members and former members of the Supervisory Board. This amount was composed as follows (x € 1):

O.H.A. van Royen	9,512
A.H. Land	28,420
L.J.M. Berndsen	23,978
R. Hazelhoff	7,242
Mrs N. Kroes	20,969
H.-G. Pohl	7,242
H.B. van Wijk	14,692

Ownership of Royal Nedlloyd N.V. securities and options as at 31 December 2002:

Executive Board

H.H. Meijer: 55,514 ordinary shares and 19,260 employee option rights granted by Royal Nedlloyd N.V.. Please refer to pages 71 and 73 for the most important conditions ruling these option rights.

Supervisory Board

L.J.M. Berndsen: 32,100 employee option rights granted by Royal Nedlloyd N.V.. Please refer to pages 71 and 73 for the most important conditions ruling these option rights.

In the year under review options were granted neither to the member of the Executive Board nor to the members of the Supervisory Board. The members of the Supervisory Board have no employee option rights except Mr L.J.M. Berndsen, who owns option rights in his capacity as former member of the Executive Board.

There are no commercial relationships between the Company and the members of the Supervisory Board.

Rotterdam, 5 March 2003

The Supervisory Board

A.H. Land
L.J.M. Berndsen
N. Kroes
H.B. van Wijk

The Executive Board

H.H. Meijer

OTHER INFORMATION

AUDITORS' REPORT

Introduction
We have audited the 2002 financial statements of Royal Nedlloyd N.V. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the financial position of the company as of 31 December 2002 and of the result for the year then ended in according with accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of The Netherlands Civil Code.

Rotterdam, 5 March 2003

KPMG Accountants N.V.

(21)

RECEIVED

2004 MAY -7 A 9:03

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FINANCIAL STATEMENTS 2003

ROYAL NEDLLOYD N.V.

These financial statements remain subject to approval by shareholders at a meeting to be held on 6 May 2004

Table of contents

Consolidated profit and loss account

(x € 1 million)

Note:			2003		2002
1	Staff expenses	-1		-2	
2	Other operational expenses	-3		-2	
3	Release of provisions	4		-	
	Operating costs		**0**		-4
	Share in result of joint venture P&O Nedlloyd	4		-162	
	Share in result of 50% interest in Martinair	5		2	
	Income from investments		9		-160
4	Interest income		2		4
	Result on ordinary activities before taxation		**11**		-160
5	Taxation		-		-
	Net result		**11**		-160
	(x € 1) Result per ordinary share outstanding		**0.52**		-7.52

Consolidated balance sheet

(before proposed appropriation of result, x €1 million)

Note:		31 December 2003		31 December 2002	
	Assets				
	Fixed assets				
6	Tangible fixed assets		**1**		1
	Investments				
7	Joint venture P&O Nedlloyd	**492**		580	
8	50% interest in Martinair	**149**		144	
	Other investments	**0**		2	
			641		726
			642		727
	Current assets				
9	Receivables	**5**		6	
10	Cash and bank balances	**74**		106	
			79		112
	Total		**721**		839
	Liabilities				
	Group equity				
11	Shareholders' equity		**682**		784
12	**Provisions**		**28**		44
13	**Current liabilities**		**11**		11
	Total		**721**		839

Consolidated cash flow statement

(x € 1 million)

	2003	2002
Net result	**11**	-160
Depreciation	**-**	-
Cash flow	**11**	-160
Other adjustments towards net operational cash flow:		
Share in result of joint venture P&O Nedlloyd	**-4**	162
Share in result of 50% interest in Martinair	**-5**	-2
Movement in working capital	**1**	-6
Movement in provisions	**-16**	-12
Other movements	**1**	-
Net operational cash flow	**-12**	-18
Capital expenditure on tangible fixed assets	**-**	-
Redemptions received on loans granted	**2**	-
Investment cash flow	**2**	0
Increase in shareholders' equity by executed option rights	**-**	3
Shares repurchased	**-**	-
Dividend paid	**-22**	-22
Financing cash flow	**-22**	-19
Cash flow balance	**-32**	-37
Cash and bank balances beginning of financial year	**106**	143
Cash and bank balances end of financial year	**74**	106

Accounting policies

BASIS OF CONSOLIDATION

The consolidated accounts include the financial data of Royal Nedlloyd N.V. and its group companies. Group companies are participating interests with which Royal Nedlloyd N.V. forms an economic entity and in which Royal Nedlloyd N.V. holds a majority interest or can execute full control in any other manner. The assets, liabilities and results of these companies are fully consolidated. The most important consolidated participations are Nedlloyd Container Holding B.V., Nedlloyd Beheer B.V. and Nedlloyd Interne Dienst B.V..

GENERAL

Effective 2003 the balance sheet is presented before proposed profit appropriation.
In accordance with the Guideline for Annual Reporting no. 270, which became effective 2003, the definition of extraordinary items is strongly restricted.

PRINCIPLES FOR THE BALANCE SHEET VALUATION

Tangible fixed assets are valued at historical cost less a straight-line depreciation calculated from the date the related asset became operational and taking the expected residual value into account.

Non-consolidated participations in which a significant influence is exerted, inclusive the 50% interest in the joint venture P&O Nedlloyd, are valued at the corresponding proportion of shareholders' equity as disclosed by the balance sheet of the companies concerned.

Current assets are valued as follows:

- receivables are stated at face value, less a provision for doubtful accounts,
- cash and bank balances are stated at face value.

The provision for pension commitments and the provision for other post-retirement benefits have been determined on the basis of the present value when applying actuarial valuation methods. Other provisions and liabilities are stated at face value.

A provision for deferred tax is formed for taxable temporary differences between book values and the tax base of assets and liabilities. Deferred tax assets from loss carry forwards and temporary differences in valuation are valued, to the extent that they cannot be offset by deferred tax liabilities, at the amount for which they are expected to be realized. The short-term debts are stated at face value.

PRINCIPLES OF DETERMINATION OF RESULTS

The share in the result of the non-consolidated participations in which a signifant influence is exerted relates to the share in the result as published in the profit and loss accounts of the participations concerned. For the non-consolidated participations in which no relevant influence is exerted the dividend received is recognised under other investment results.

FOREIGN EXCHANGE

Foreign currency transactions concluded prior to the balance sheet date are recognised at the transaction rate. Receivables and payables resulting from transactions not yet settled are included in the balance sheet at the rates prevailing on the balance sheet date. Exchange differences on account of receivables and payables are recognised in the operating result in the period in which they arise, in so far as these have not been hedged.

Assets and liabilities of foreign participations are translated at the rates prevailing on the balance sheet date; income and expenses at average rates. The resulting exchange differences are directly recognised in shareholders' equity. This is also the case for exchange differences resulting from receivables from and payables to foreign participations in so far that they represent an expansion or reduction, respectively, of the net investment in the foreign participations.

Notes to the consolidated profit and loss account

(x € 1 million, unless stated otherwise)

Note:

In conformity with Article 2:402 of the Dutch Civil Code, Royal Nedlloyd N.V. issued an abridged version of the profit and loss account of the Company, as its financial data are included in the consolidated accounts.

1 STAFF EXPENSES	**2003**	2002
Salaries and wages	**1**	2
Pension costs	–	–
Other social security costs	–	–
	1	2

Staff expenses relate to staff members employed at Headquarters, Nedlloyd Interne Dienst and Nedlloyd Holdings U.S.A. As at 31 December 2003 a total of 23 staff were employed: 15 at Headquarters and 7 with Nedlloyd Interne Dienst, all in The Netherlands, and one employee in the United States of America. The average number of staff in 2003 was 25 (2002: 49).

Almost all Nedlloyd Interne Dienst expenses are charged to third parties. Charges for staff expenses included here (€ 1 million; 2002: € 1 million) are deducted from Staff expenses. Pension arrangements for a number of staff members are managed through the Nedlloyd Pension Fund. Based on the financing agreement with this pension fund a premium holiday applies over 2003 (also over 2002).

2 OTHER OPERATING EXPENSES	**2003**	2002
	3	2

Other operating expenses charged to third parties (€ 12 million; 2002: € 11 million) by Nedlloyd Interne Dienst are deducted from Other operating expenses.

3 RELEASE OF PROVISIONS	**2003**	2002
	4	-

Because of the settlement of a number of claims part of the provisions were no longer required.

Note:

4 INTEREST INCOME

	2003	2002
	2	4

Interest income follows from placing the available cash and bank balances on short-term deposits

5 TAXATION

Royal Nedlloyd N.V. has no tax due on the achieved result. The reconciliation between the weighted average nominal tax rate expressed as a percentage of the result before taxation and Nedlloyd's effective tax burden is as follows:

	2003	2002
Weighted average nominal tax rates	**34.5**	34.5
Tax effects by:		
Tax-exempt results / non-deductable costs	**- 34.5**	- 34.5
Effective tax burden	**0.0**	0.0

In The Netherlands at year-end 2003, Royal Nedlloyd has tax losses to be carried forward amounting to approximately € 75 million (at year-end 2002: approximately € 75 million) and abroad, in particular in the United States, in the amount of approximately € 12 million (at year-end 2002: approximately € 16 million). The deferred tax assets on these losses have been valued at nil, as it is not expected that they will be realized with the present activities.

Notes to the consolidated balance sheet

(x € 1 million, unless stated otherwise)

Note:

6 TANGIBLE FIXED ASSETS	31 December 2003	31 December 2002
	1	1

The tangible fixed assets mainly consist of office furniture and equipment. The depreciation period for these assets runs from 3 to 5 years.

7 JOINT VENTURE P&O NEDLLOYD

	Book value 50% interest in P&O Nedlloyd
Position as at 31 December 2002	580
Movements:	
share in result	4
changes in exchange rates	-92
Position as at 31 December 2003	492

8 50% INTEREST IN MARTINAIR

	Book value 50% interest in Martinair
Position as at 31 December 2002	144
Movements:	
share in result	5
Position as at 31 December 2003	149

9 RECEIVABLES	31 December 2003	31 December 2002
Prepayments and accrued income	**2**	3
Other receivables	**3**	3
	5	6

Note:

10 CASH AND BANK BALANCES

	31 December 2003	31 December 2002
Cash, bank and money on call	**1**	2
Deposits	**73**	104
	74	106

Deposits are placed with financially solid parties for a maximum term of one year.

11 SHAREHOLDERS' EQUITY

For details we refer to page 17 and 18.

12 PROVISIONS

	Total	Pensions and other post retirement benefits	Reorganisation and early retirement schemes	Other
Position as at 31 December 2002	44	6	6	32
Movements:				
payments	-14	-1	-2	-11
addition	2	-	1	1
other movements	0	2	-2	0
release	-4	-	-1	-3
Position as at 31 December 2003	28	7	2	19

It is expected that approximately an amount of € 5 million will be used within one year.

Pensions and other post-retirement benefits
The commitments in respect of the pension schemes arranged for employees are virtually entirely covered by the Nedlloyd Pension Fund. The provision is mainly related to entitlements of employees who are not included in a pension fund. Besides, commitments are related to medical insurance schemes on behalf of former staff in the United States.

Reorganisation and early retirement schemes
This provision is intended to cover the cost of reorganisation, restructuring, termination of activities and early retirement schemes.

Note:

Other
These provisions are made for known commitments and risks, including customs risks and claims in respect of warranties and/or indemnities issued for investments sold.

13 CURRENT LIABILITIES	**31 December 2003**	31 December 2002
Accruals and deferred income	**6**	6
Miscellaneous	**5**	5
	11	11

The above amounts fall due within one year.

14 DISPUTES AND COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

Disputes
On 30 September 2003 the Court of First Instance of the European Court has judged that the fine of ECU 41 million imposed on 16 September 1998 on P&O Nedlloyd due to P&O Nedlloyd's participation in the Trans-Atlantic Conference Agreement (TACA) could not be uphold. This judgment has become final at the end of December 2003. Consequently, the court case has come to end. The guarantee issued by Royal Nedlloyd has been withdrawn. Based on legal advice no provision was made for this fine.

Various claims have been filed against Royal Nedlloyd in the past. Royal Nedlloyd rejects these claims and does not expect the final decisions on these disputes to lead to expenses significantly exceeding the provisions already made.

Guarantee commitments	**31 December 2003**	31 December 2002
These commitments can be specified as follows:		
Guarantees in respect of liabilities of non-consolidated participations	**1**	5
Guarantees in respect of TACA claim	**-**	22
Guarantees on behalf of third parties	**9**	9
	10	36

Note:

Long-term financial commitments	**31 December 2003**	31 December 2002
Long-term rental and operational lease commitments:		
falling due within 1 year	**5**	5
falling due between 1 and 5 years	**1**	6
falling due after 5 years or more	**–**	–
	6	11

15 FINANCIAL INSTRUMENTS

Currency risks
Nedlloyd's main currency risk is the translation risk associated with the participation in P&O Nedlloyd, which has not been hedged.

Credit risks
The credit risks relate to the losses to be incurred when counterparties fail to meet their contractual commitments. As it is our policy to conclude contracts only with financially solid parties, we do not expect such failures to happen. However, we further manage these risks by limiting the commitments per counterparty.

Market value
The market value of the receivables, cash and bank balances, and short-term debts included in the balance sheet is virtually equal to their book value.

Notes to the consolidated cash flow statement

The consolidated cash flow statement was prepared following the indirect method. This is to say that the statement is based on data as included in the balance sheets and profit and loss accounts. These data have subsequently been adjusted, where possible, for movements that did not lead to any cash flow for the year under review.

The cash and bank balances in the cash flow statement include cash assets, bank balances as well as cash equivalents such as call money and short-term deposits.

Income and expenses related to interest, dividend received and profit taxation have been included under operational cash flow. Dividends paid are included under the financing cash flow.

Balance sheet of the Company

(before proposed appropriation of result, x € 1 million)
Note:

			31 December 2003		31 December 2002
	Assets				
	Fixed assets				
A	**Investments**		**1,033**		1,134
	Current assets				
	Receivables		**-**		-
	Total		**1,033**		1,134
	Liabilities				
B	**Shareholders' equity**				
	Subscribed share capital	**21**		21	
	Share premium account	**71**		71	
	Reserve for translation differences	**-37**		49	
	Other reserve	**616**		803	
	Unappropriated result	**11**		-160	
			682		784
C	**Provisions**		**26**		38
D	**Long-term liabilities**		**325**		310
	Short-term liabilities				
	Dividend to be paid	**-**		-	
	Other short-term liabilities	**-**		2	
			-		2
	Total		**1,033**		1,134

Profit and loss account of the Company

(x € 1 million)

	2003	2002
Share in results of investments	**-4**	-176
Balance of other income and expenses	**15**	16
Net result	**11**	-160

Notes to the balance sheet and the profit and loss account of the Company

(x € 1 mln, unless stated otherwise)
Note:
The principles of valuation applied are the same as those set out in the accounting policies and the notes to the consolidated balance sheet and profit and loss account.

A INVESTMENTS
A list of investments, required under Articles 2:379 and 414 of the Dutch Civil Code, has been filed with the Trade Register of the Rotterdam Chamber of Commerce.

The movements in the book value of, and loans to, participations, were as follows:

	Total book value	Book value consolidated participations	Book value 50% in Martinair
Position as at 31 December 2002	368	224	144
Movements:			
share in result	-4	-9	5
foreign exchange changes	-71	-71	-
liquidation	-2	-2	-
Position as at 31 December 2003	291	142	149

	Total loans	Loans to consolidated participations	Loans to non-consol. participations and third parties
Position as at 31 December 2002	766	764	2
Movements:			
balance of loans granted / redemptions and other movements in loans	-24	-22	-2
Position as at 31 December 2003	742	742	0
Total investments			
Position as at 31 December 2002	1,134	988	146
Position as at 31 December 2003	1,033	884	149

Note:

B SHAREHOLDERS' EQUITY

	Total	Subscribed share capital	Share premium account	Translation reserve	Other reserves	Unappropriated result
Position as at 31 Dec. 2001	1,085.7	23.4	70.5	177.2	808.4	6.2
Movements 2002:						
result appropriation 2001	0	-	-	-	6.2	-6.2
result 2002	-160.3	-	-	-	-	-160.3
foreign exchange differences	-122.5	-	-	-122.5	-	-
execution of option rights	3.5	-	-	-	3.5	-
cancellation of shares	0	-1.9	-	-	1.9	-
dividend	-22.0	-	-	-	-22.0	-
exchange differences realised	0	-	-	-5.6	5.6	-
Position as at 31 Dec. 2002	784.4	21.5	70.5	49.1	803.6	-160.3
Movements 2003:						
result appropriation 2002	0	-	-	-	-160.3	160.3
result 2003	11.3	-	-	-	-	11.3
foreign exchange differences	-91.3	-	-	-91.3	-	-
cancellation of shares	0	-0.2	-	-	0.2	-
dividend	-22.0	-	-	-	-22.0	-
exchange differences realised	0	-	-	4.9	-4.9	-
Position as at 31 Dec. 2003	682.4	21.3	70.5	-37.3	616.6	11.3

SHARE CAPITAL

The authorised share capital amounts to € 80,015,000 i.e. 15,000 priority shares, 40 million ordinary shares and 40 million preference shares, all of € 1 each. As at 31 December 2003, € 15,000 (all 15,000 priority shares) has been issued as well as € 21,323,270 (ordinary shares 21,323,270).

Note:

Movements in issued shares in 2003 were as follows:

	Total number	Priority shares	Ordinary shares		
			Total	Outstanding	Purchased
Position as at 31 December 2002	23,487,066	15,000	21,472,066	21,323,270	148,796
Cancellation purchased shares	-148,796	-	-148,796	-	-148,796
Position as at 31 December 2003	21,338,270	15,000	21,323,270	21,323,270	0

After approval by the General Meeting of Shareholders 148.796 ordinary shares with a nominal value of € 1 each were cancelled on 11 July 2003. These shares had been purchased earlier in order to meet obligations under the employee stock option plans. These obligations do not longer exist as the Option Plan 1998 expired on 19 March 2003. In 2003 no option rights have been granted to members of the Supervisory and Executive Board, nor to employees. In 2003 no option rights were exercised.

Expiring	Issued in	Options Issued	Outstanding options as at 31 December 2003	Outstanding options as at 31 December 2002	Exercise price
19 March 2003	1998	290,184	0	168,056	€ 18.06

SHARE PREMIUM ACCOUNT

The share premium account can for the greater part be considered as a free share premium in the sense of the Income Tax Act.

RESERVE FOR TRANSLATION DIFFERENCES

This reserve is related to the accumulated foreign exchange differences that arise when translating foreign participations as well as receivables from and payables to these participations, in so far these receivables and payables form an expansion and reduction, respectively, of the net investment in the foreign participation. In addition, this reserve includes the exchange differences on loans in foreign currencies taken up to hedge the net investment in foreign participations. When a foreign participation is sold, the accumulated exchange difference is released and recognised under Other reserves.

LEGAL RESERVE FOR RETAINED EARNINGS OF PARTICIPATIONS

This reserve is calculated applying the collective method for all investments together. As at 31 December 2003 there is no need for a legal reserve for retained earnings of participations.

C PROVISIONS	31 December 2003	31 December 2002
The following provisions are included:		
Pensions and other post retirement benefits	**5**	4
Reorganisation / early retirement schemes	**2**	6
Other	**19**	28
	26	38

It is expected that approximately an amount of € 5 million will be a used within one year. Details are provided on page 11.

D LONG-TERM LIABILITIES	31 December 2003	31 December 2002
Long-term loans from investments	**325**	310

No redemption schemes have been agreed for long-term loans from investments. Interest on these loans is 5.25% (2002: 6.1%).

E DISPUTES AND COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

Disputes
Please refer to the explanation on page 12.

Guarantee commitments	31 December 2003	31 December 2002
These commitments can be specified as follows:		
Guarantees for liabilities of consolidated participations	**1**	1
Guarantees in respect of TACA claim	**-**	22
Other guarantees on behalf of third parties	**9**	13
	10	36

By virtue of Article 2:403, section 1f, of the Dutch Civil Code, the Company has agreed to be jointly and severally liable for liabilities resulting from transactions concluded by the group companies Nedlloyd Beheer B.V and Nedlloyd Interne Dienst B.V. The statements under Articles 2:379 and 414 of the Dutch Civil Code have been filed with the Trade

Register of the Rotterdam Chamber of Commerce.

F SHARE IN RESULT OF INVESTMENTS	**2003**	**2002**
Share in results of consolidated participations	**-9**	-178
Share in results of other participations	**5**	2
	-4	-176

The amounts mentioned are related to the share of Royal Nedlloyd N.V. in the net results.

Note:

G OTHER INCOME AND EXPENSES

Remuneration of the current member of the Executive Board Mr H.H. Meijer was composed as follows (x € 1):

	2003	2002
Salary	585,300	613.253
Non recurring allowance concerning pension commitments	-	782.306
Bonus	130,689	102.490
Pension costs	93,200	208.164
Total	809,189	1.706.213
Charged to P&O Nedlloyd Container Line Ltd.	-705,010	-805.417
Remains for the account of the Company	104,179	900.796

The current member of the Executive Board Mr H.H. Meijer and the former member of the Executive Board Mr. L.J.M. Berndsen will be granted a lumpsum payment (pursuant to agreements entered into in 2002 and 2001 respectively) if before the end of 2005 a strategic transaction in relation to P&O Nedlloyd is realised.
If the anticipated transaction is effectuated the charges will be taken in 2004.

An amount of € 111,912 (2002: € 112,055) was charged to the result of the Company for the year in respect of remuneration to members and former members of the Supervisory Board. This amount was composed as follows (x € 1):

	2003	2002
O.H.A. van Royen	-	9.512
A.H. Land	34,228	28.420
L.J.M. Berndsen	29,228	23.978
R. Hazelhoff	-	7.242
Mrs N. Kroes	24,228	20.969
H.-G. Pohl	-	7.242
H.B. van Wijk	24,228	14.692

Ownership of Royal Nedlloyd N.V. securities and options as at 31 December 2003:
Executive Board
H.H. Meijer: 55,514 ordinary shares.
Supervisory Board no shares and no option rights.
In the year under review options were granted neither to the member of the Executive Board nor to the members of the Supervisory Board. The members of the Supervisory Board have no employee option rights.
There are no commercial relationships between the Company and the members of the Supervisory Board.

Rotterdam, 3 March 2004

The Supervisory Board
A.H. Land N. Kroes
L.J.M. Berndsen H.B. van Wijk

The Executive Board
H.H. Meijer

Auditors' report

Introduction

We have audited the 2003 financial statements of Royal Nedlloyd N.V. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as of 31 December 2003 and of the result for the year then ended in accordance with accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of The Netherlands Civil Code.

Rotterdam, 3 March 2004

KPMG Accountants N.V.

(22)

RECEIVED
2004 MAY -7 A 9:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office translation of the articles of association of Koninklijke Nedlloyd N.V.

In this translation an attempt has been made to be as literal as possible, without jeopardising the overall continuing. Inevitably, differences may occur in translation, and if so, the Dutch text will govern.

ARTICLES OF ASSOCIATION

NAME and CORPORATE SEAT

Article 1

The name of the Company is Koninklijke Nedlloyd N.V. and its corporate seat is situated at Rotterdam. In international transactions the Company may use the name Royal Nedlloyd N.V.

OBJECTS

Article 2

The objects of the Company are:

(a) to participate in transport and distribution companies and other companies by the acquisition of shares and other interests;

(b) to administer the shares and interests referred to in (a) above and exercise all rights attaching to those shares and interests;

(c) to manage and finance enterprises, co-ordinate the activities of enterprises, and act as manager or director of, render services to and co-operate with other enterprises;

(d) to bind itself for the obligations and commitments of group companies;

(e) to perform all such acts as may be deemed in the broadest sense to be incidental to, derive from or be conducive to the foregoing.

CAPITAL

Article 3

1 The authorised capital of the company is eighty million, fifteen thousand euros (EUR 80,015,000), divided into:
- fifteen thousand (15,000) priority shares, each having a nominal value of one euro (EUR 1);
- forty million (40,000,000) ordinary shares, each having a nominal value of one euro (EUR 1);
- forty million (40,000,000) preference shares, each having a nominal value of one euro (EUR 1).

2 Any reference in these Articles of Association to shares and shareholders shall be understood to include the priority shares, preference shares and ordinary shares and the holders of priority shares, preference shares and ordinary shares,

respectively, unless expressly stated otherwise.

ISSUE and PRE-EMPTIVE RIGHTS

Article 4

1 The Company may issue shares only pursuant to a resolution of the General Meeting of Shareholders or the Executive Board *("Raad van Bestuur")* which must have been designated for that purpose by resolution of the General Meeting of Shareholders or by the Articles of Association for a period not exceeding five years. The designation shall specify the number of shares which may be issued. It may be renewed one or more times, on each occasion for a period not exceeding five years. Unless the designation provides otherwise, it may not be withdrawn.

The Executive Board, if designated for that purpose, shall pass a resolution to issue shares only after having obtained the approval of the Supervisory Board *("Raad van Commissarissen")* and the Meeting of Holders of Priority Shares. The point in time at which and the terms and conditions under which any such issue is effected shall be determined by the body empowered to effect such issue.

2 A resolution of the General Meeting of Shareholders to issue shares or to make a designation shall be valid only if approved in advance or concurrently by means of a resolution passed by each group of shareholders of the same class whose rights will be prejudiced by the issue.

Within eight days after a resolution of the General Meeting of Shareholders to issue shares or to make a designation, the Company shall lodge the full text thereof at the office of the Commercial Register. Within eight days after each issue of shares, the Company shall give notice thereof to the office of the Commercial Register, stating the quantity and class of shares. The provisions laid down in paragraph 1 and this paragraph of this Article shall apply *mutatis mutandis* to the granting of rights to subscribe for shares, but shall not be applicable to the issue of shares to a person who exercises a previously acquired right to subscribe for shares.

3 Priority shares shall be issued at par; the nominal value of each priority share shall be paid up upon subscription. Ordinary shares and preference shares shall at no time be issued below par. Except as provided in Article 2:80(2) of the (Dutch) Civil Code, the nominal value of each ordinary share, and, if that share is subscribed for at a higher price, the difference between those amounts, shall be paid up upon subscription.

At least one-fourth of the nominal value of each preference share shall be paid up upon subscription. Any further payment on the preference shares shall be made only after the Company has called up this payment. Further payments shall be called up pursuant to a resolution of the Executive Board after having obtained the approval of the Supervisory Board and the Meeting of Holders of Priority Shares.

4 If the Executive Board, as the competent body in this respect, resolves to issue preference shares, or to grant rights to subscribe for preference shares, excluding the issue of preference shares to anyone who exercises a previously acquired right to subscribe for said shares,

(a) the Executive Board shall convene a general meeting of shareholders within four weeks after that resolution, in which meeting the grounds for that resolution shall be explained, unless such an explanation has already been given in a prior general meeting;

(b) the prior approval of the General Meeting of Shareholders shall be required if, as a result of the resolution and/or any prior issue of preference shares by the Executive Board without said approval, the number of preference shares which may be subscribed for or will have been issued is such that the total nominal value of the preference shares issued by the Executive Board without the approval of the General Meeting of Shareholders will amount to more than one hundred percent (100%) of the total nominal value of the ordinary shares outstanding prior to said issue.

5. If the Executive Board has resolved to issue preference shares, it shall convene a general meeting of shareholders which shall be held no later than two years after the day on which preference shares were issued for the first time pursuant to the Executive Board's resolution. The Executive Board shall place on the agenda of this meeting a resolution with respect to the purchase or cancellation of the preference shares issued pursuant to said resolution. The Executive Board shall ensure that a resolution with respect to the purchase or cancellation as referred to above can be implemented effectively at all times and in such a manner that the Company shall not be unreasonably harmed.

If the General Meeting of Shareholders does not pass a resolution to purchase or cancel the preference shares that were issued pursuant to the resolution of the Executive Board, the Executive Board shall be obliged, as long as these preference shares are outstanding, to convene a general meeting of shareholders that shall be held in each instance within two years after the previous general meeting of shareholders held for this purpose, and each time it shall place on the agenda of this meeting a resolution with respect to the purchase or cancellation of the preference shares issued pursuant to said resolution.

6 Subject to the prior approval of the Supervisory Board and the Meeting of Holders of Priority Shares but not that of the General Meeting of Shareholders, the Executive Board is empowered to perform legal acts relating to:

(a) the subscription for shares when special obligations are imposed on the Company;

(b) the acquisition of shares on a basis other than that on which participation in the Company is open to the public;

(c) non-cash contributions on shares.

7 In the event of an issue of ordinary shares, each holder of such shares shall have a pre-emptive right to subscribe for these shares in proportion to the aggregate nominal value of his ordinary shares. However, he shall have no pre-emptive right in respect of ordinary shares which are issued for a non-cash contribution or to employees of the Company or of a group company. The Company shall announce the issue of shares with a pre-emptive right, and the period of time during which that right may be exercised, in the (Dutch) Official Gazette and in a nationally distributed daily newspaper. The pre-emptive right may be exercised for at least two weeks after the day of announcement in the (Dutch) Official Gazette.

8 Pre-emptive rights may be restricted or excluded by a resolution of the General Meeting of Shareholders. In a proposal to that effect, the reasons for the proposal and the choice of the intended issue price shall be elucidated in writing. Pre-emptive rights may also be restricted or excluded by the Executive Board, which must have been designated pursuant to paragraph 1 of this Article, if that Board has been designated by a resolution of the General Meeting of Shareholders or by the Articles of Association for a determinate period not exceeding five years as the competent body to restrict or exclude pre-emptive rights. The designation may be renewed one or more times, on each occasion for a period not exceeding five years. Unless the designation provides otherwise, it may not be withdrawn.

Each resolution of the Executive Board to restrict or exclude pre-emptive rights, if that Board has been designated for this purpose, shall be subject to the prior approval of the Supervisory Board and the Meeting of Holders of Priority Shares.

9 A resolution of the General Meeting of Shareholders to restrict or exclude pre-emptive rights or to designate the Executive Board as referred to in paragraph 8 of this Article, shall require a majority of at least two-thirds of the votes cast, if less than one-half of the issued capital is represented at the meeting.

Within eight days after the resolution, the Company shall lodge the full text thereof at the office of the Commercial Register.

10 Holders of ordinary shares shall have a pre-emptive right upon the granting of rights to subscribe for ordinary shares; paragraphs 7, 8 and 9 of this Article shall apply *mutatis mutandis*.

Holders of ordinary shares shall have no pre-emptive right to subscribe for shares which are issued to a person who exercises a previously acquired right to subscribe for shares.

11 Subject to the prior approval of the Supervisory Board, the Executive Board is empowered to co-operate in issuing depositary receipts on behalf of the Company.

SHARES IN the Company's OWN CAPITAL

Article 5

1 Subject to the prior approval of the Supervisory Board, the Executive Board is empowered to acquire for the Company fully paid-up shares in its own capital for no consideration or for valuable consideration if:

(a) the General Meeting of Shareholders has authorized the Executive Board to that effect and has also determined at the time of granting that authority, which shall be valid for at most eighteen months, how many shares may be acquired, the manner in which they may be acquired and the limits within which the price must be set; and

(b) the shareholders' equity, less the price of acquisition, is not less than the paid-up capital, plus the reserves which must be maintained by law; and

(c) the nominal value of the shares in its capital which the Company will acquire, holds or holds in pledge, or which are held by a subsidiary, does not exceed one-tenth of the issued capital.

For the purpose of applying (b) above, "shareholders' equity" shall be equal to that shown in the most recently adopted balance sheet less (i) the acquisition price for shares in the Company's own capital and (ii) less any distributions to third parties from profits or reserves, for which the Company or its subsidiaries became liable after the balance sheet date. If more than six months have elapsed since the end of the financial year without the financial statements having been adopted and, if necessary, approved, an acquisition in conformity with this paragraph shall not be permitted. The foregoing provisions of this paragraph shall not apply to shares which the Company acquires by universal succession.

The expression "shares" as used in this paragraph shall be understood to include depositary receipts *("certificaten van aandelen")* therefor.

Subject to the prior approval of the Supervisory Board and the Meeting of Holders of Priority Shares, the Executive Board is empowered to alienate shares held by the Company in its own capital; with respect to the alienation of priority shares, the provisions laid down in Article 9 hereof relating to the transfer of priority shares shall be applicable.

2 No vote may be cast at a general meeting of shareholders in respect of a share held by the Company or a subsidiary thereof, nor in respect of a share for which one of them holds the depositary receipts. Usufructuaries and pledgees in respect of shares held by the Company or its subsidiaries shall not, however, be deprived of their voting rights if the usufruct or pledge was created before the share was held by the Company or a subsidiary thereof.

3 Shares on which no votes may be cast shall be disregarded for the purpose of determining the extent to which shareholders have voted or are present or represented and the extent to which share capital has been contributed or is represented.

4 Shares held by the Company shall not participate:

(a) in the profit, unless at the time of acquisition of the shares a usufruct had already been created therein;

(b) in the liquidation balance, if any.

REDUCTION OF CAPITAL

Article 6

1 Subject to the prior approval of the Supervisory Board and the Meeting of Holders of Priority Shares, the General Meeting of Shareholders may resolve to reduce the issued capital by cancelling shares or by reducing the nominal value of shares by means of an amendment to the Articles of Association. The resolution shall indicate the shares to which it relates and the manner in which it will be implemented.

2 A resolution to cancel shares may only relate to

(a) shares held by the Company itself, or

(b) all preference shares, in which case repayment shall be required.

3 Reduction of the nominal value of shares without repayment and without releasing the obligation to pay up such shares shall be effected proportionally over all shares of the same class. Deviation from the requirement of proportionality shall be allowed only with the approval of all shareholders involved.

4 Partial repayment on shares or partial release of the obligation to pay up shares shall be possible only for the purpose of implementing a resolution to reduce the nominal value of the shares. Such a repayment or release must be carried out

(a) with respect to all shares, or

(b) with respect to the preference shares.

The partial repayment or release shall be effected proportionally over all shares involved.

Deviation from the requirement of proportionality shall be allowed only with the approval of all shareholders involved.

5 A resolution to reduce capital shall be approved in advance or concurrently by means of a resolution passed by each group of shareholders of the same class whose rights will be prejudiced thereby.

6 A resolution to reduce capital shall require a majority of at least two-thirds of the votes validly cast, if less than one-half of the issued capital is represented at the meeting. This provision shall apply *mutatis mutandis* to a resolution as referred to in the preceding paragraph of this Article.

SHARES

Article 7

1 The ordinary shares shall be in registered or bearer form, at the shareholder's option. The priority shares and the preference shares shall be in the form of registered shares.

2 All bearer shares shall be represented by a single share certificate.

3 No share certificates shall be distributed for the registered shares; it shall be

sufficient for an entry to be made of the share in the relevant register of shareholders as referred in Article 8. If ordinary registered shares form part of a collective deposit or a giro deposit within the meaning of the Securities Giro Transfer and Administration Act (*Wet giraal effectenverkeer*), they may be entered in the register of shareholders in the name of an associated institution or Necigef, respectively, with the notation that the ordinary shares form part of the collective deposit of securities of the relevant type maintained by the associated institution or the giro deposit of securities of the relevant type maintained by Necigef.

4 The delivery of ordinary shares from a collective deposit at the request of an individual participant ("*uitlevering*") shall be possible, unless the Executive Board has decided otherwise in accordance with Article 26 of the Securities Giro Transfer and Administration Act.

REGISTERS OF SHAREHOLDERS

Article 8

1 The Executive Board shall keep separate registers of the holders of ordinary registered shares, priority shares and preference shares. The Executive Board shall make these registers available at the office of the Company for inspection and perusal by the shareholders, as well as by the usufructuaries and pledgees in whom the rights referred to in paragraph 4 of Articles 2:88 and 2:89 of the (Dutch) Civil Code are vested. Duplicates of these registers may be kept elsewhere, as determined by the Executive Board.

2 The registers referred to in paragraph 1 of this Article shall specify, in addition to such further particulars as the Executive Board may deem necessary, the names and addresses of all holders of registered shares, the quantity and numbers of their shares and the amount paid up on each share. These registers shall also contain the names and addresses of persons having a usufruct in or pledge on registered shares, and shall state which rights attaching to those shares vest in them in conformity with paragraphs 2 and 4 of Articles 2:88 and 2:89 of the (Dutch) Civil Code.

3 If a shareholder, a usufructuary or a pledgee so desires, the Company shall issue to that shareholder, usufructuary or pledgee a non-negotiable extract from the entry referred to in paragraph 1 of this Article, signed by two members of the Executive Board or that of one member of that Board and one member of the Supervisory Board. If a usufruct or pledge has been created in or on the share, the declaration shall state in whom the rights referred to in paragraphs 2 and 4 of Articles 2:88 and 2:89 of the (Dutch) Civil Code are vested.
Should such a declaration be lost or mislaid, the Executive Board may issue a duplicate thereof.

4 All notes and entries in and deletions from the registers of shareholders shall be certified as correct by the signature of two members of the Executive Board or that of one member of that Board and one member of the Supervisory

Board. The Supervisory Board, upon a motion by the Executive Board, may resolve, both in respect of share certificates and the declarations referred to in paragraph 3 of this Article and in respect of the notes, entries and deletions referred to in the preceding sentence, that the signatures of the two members of the Executive Board and/or that of the member of the Supervisory Board may be replaced by those of special attorneys-in-fact to be designated by the Supervisory Board in that resolution, however, with the proviso that both the share certificates and the declarations and the notes, entries and deletions must in all cases be certified as correct by two different signatures.

The Company is entitled to charge such amount as the Executive Board shall determine, subject to a maximum of the cost price, for the issue of non-negotiable extracts and the making of notes or entries in the registers of shareholders as referred to in paragraph 3 of this Article.

PRIORITY SHARES

Article 9

1 Priority shares may be transferred only with the prior approval of the Meeting of Holders of Priority Shares. The holder of one or more priority shares shall notify the Executive Board in writing of his intention to transfer one or more of such shares.

2 In that event, the Executive Board shall be under an obligation to convene a meeting of holders of priority shares, to be held within one month after receipt of the notice referred to in the preceding paragraph of this Article, which Meeting may designate one or more persons who is or are prepared to acquire, against payment in cash, all the priority shares to which the application relates.

3 If the meeting of holders of priority shares referred to in the preceding paragraph of this Article has not been held within said period of one month, or if this Meeting has not made the designation referred to in the preceding paragraph of this Article, the approval referred to in paragraph 1 of this Article shall be deemed to have been granted.

4 A priority share shall be transferred against a cash payment of the nominal value.

TRANSFER OF REGISTERED SHARES

Article 10

1 The transfer of a registered share or the creation or transfer of a limited right therein shall require a deed drawn up for that purpose and, except in the event that the Company itself is party to that legal act, a written acknowledgement of that transfer drawn up by the Company.

The acknowledgement shall be made in the deed or by a dated statement of acknowledgement placed on the deed or on a copy or extract thereof which is dated and certified by a civil law notary or by the transferor. The acknowledgement may also be effected by service on the Company of that deed or of that copy or extract thereof. If the transfer concerns preference shares that have

not been paid up, the acknowledgement may take place only if the deed bears a fixed date.

2 A pledge may also be established without acknowledgement by or service on the Company. In that event, Article 3:239 of the (Dutch) Civil Code shall apply *mutatis mutandis*, in which case acknowledgement by or service on the Company shall replace the notification referred to in paragraph 3 of that Article.

3 The acknowledgement must be certified as correct by the signatures of two members of the Executive Board or those of a member of that Board and a member of the Supervisory Board, which signatures may be replaced in the manner referred to in Article 7 (4).

4 Paragraphs 1 and 3 of this Article shall apply *mutatis mutandis* to the allotment of registered shares upon the partition of any estate.

5 The transfer of, and creation of a right of usufruct or pledge in, an interest in a collective deposit or giro deposit within the meaning of the Securities Giro Transfer and Administration Act shall be effected in the manner provided for in that Act.

EXECUTIVE BOARD and SUPERVISORY BOARD

Article 11

1 The Company shall have an Executive Board, consisting of at least one or more members, which shall be under the supervision of a Supervisory Board, consisting of at least three natural persons. The Meeting of Holders of Priority Shares shall fix the number of members of the Executive Board and of the Supervisory Board.

2 The Supervisory Board shall appoint the members of the Executive Board and shall notify the General Meeting of Shareholders of an intended appointment. The Supervisory Board may remove one or more members of the Executive Board from office only after the General Meeting of Shareholders has been heard on the intended removal.

3 The Supervisory Board shall appoint its own members; the Supervisory Board shall timely notify the General Meeting of Shareholders, the Works Council and the Executive Board whenever a vacancy on the Board must be filled and the reasons therefor.

4 The General Meeting of Shareholders, the Works Council and the Executive Board may recommend to the Supervisory Board persons for appointment to that Board.

5 The Supervisory Board shall notify the General Meeting of Shareholders, the Works Council and the Executive Board of the name of the person whom it wishes to appoint to the Supervisory Board, with due observance of Article 2:142(3) of the (Dutch) Civil Code.

6 The Supervisory Board shall appoint the person whose name, pursuant to the preceding paragraph of this Article, has been submitted to the General Meeting of Shareholders, the Works Council and the Executive Board, unless the General Meeting of Shareholders or the Works Council objects to the intended ap-

pointment on any of the grounds described in Article 2:158(6) of the (Dutch) Civil Code.

The resolution of the General Meeting of Shareholders to raise such objection must be passed at the first meeting following the expiry of a period of fourteen days after the notification referred to in paragraph 5 of this Article.

The Works Council must pass the resolution to raise such objection within two months after the notification referred to in paragraph 5 of this Article. The Supervisory Board shall be notified of the objection, together with the reasons therefor.

Notwithstanding an objection by the General Meeting of Shareholders or the Works Council, the Supervisory Board may proceed to make the intended appointment if the Enterprises Division of the Court of Appeal of Amsterdam *("Ondernemingskamer van het Gerechtshof te Amsterdam")* declares the objection unfounded, upon the application of a representative of the Supervisory Board designated for that purpose.

7 A member of the Supervisory Board shall retire from office no later than on the day of the first General Meeting of Shareholders following the expiry of a period of four years after his appointment; the retiring member shall be eligible for immediate re-appointment.

8 The Supervisory Board may suspend and remove members of the Executive Board from office at all times; if a member of the Executive Board is suspended, a meeting of the Supervisory Board shall be held within three months after the date of the suspension, at which meeting the suspension shall either be terminated or the Board member shall be removed. A resolution to remove the Board Member from office may be passed only after the General Meeting of Shareholders has been heard on the intended removal. The Board Member shall be given the opportunity to account for his actions at said General Meeting of Shareholders.

9 If one or more members of the Executive Board have not been appointed or are prevented from acting, the remaining members of the Board shall be charged with the entire management. If no members of the Executive Board have been appointed or if all are prevented from acting, the Supervisory Board shall make interim arrangements for the Company's management, the Board being empowered in that event to designate two or more persons to manage the Company temporarily.

10 If fewer than three members of the Supervisory Board are in office, the Supervisory Board shall take immediate measures to supplement the number of its members.

11 If there are no members of the Supervisory Board in office, the appointment shall be made by the General Meeting of Shareholders in conformity with Article 2:159 of the (Dutch) Civil Code, which Article is applicable to the Company.

12 (a) Persons who are in the employ of the Company,
(b) persons who are in the employ of a dependent company,
(c) managers and employees of a trade union which is customarily engaged in determining the conditions of employment of the persons referred to in (a) and (b) above,

cannot serve as members of the Supervisory Board.

13 Any reference in these Articles of Association to a Works Council shall mean a Works Council within the meaning of Article 2:158(13) of the (Dutch) Civil Code.

Article 12

1 The Executive Board shall be charged with the management of the Company.

2 The conditions of employment of the members of the Executive Board shall be determined by the Supervisory Board.

3 The Executive Board shall furnish the Supervisory Board with all and any information about its management policies and the state of affairs in the Company and its subsidiaries.

Article 13

1 The Executive Board shall appoint from among its members, with the approval of the Supervisory Board, a chairman and a deputy chairman and shall appoint a secretary and his deputy, from among its members or otherwise.

2 The Executive Board is empowered to appoint one or more attorneys-in-fact *("procuratiehouders")* who shall be granted such authority and title as that Board deems desirable. The Executive Board may withdraw that authority and/or title at all times.

3 The Company shall be represented towards third parties by the Executive Board, by each member of the Executive Board or by two attorneys-in-fact; as regards the attorneys-in-fact, with due observance of the authority granted to them.

Article 14

Subject to the approval of the Supervisory Board, the Executive Board may draw up rules with respect to the allocation of duties among the members of the Executive Board, as well as with respect to the holding of meetings and the manner of passing resolutions by that Board.

Article 15

1 The Supervisory Board shall appoint from among its members a chairman and one or two deputy chairmen and shall designate a secretary, from among its members or otherwise.

2 The provisions laid down in Article 2:164 of the (Dutch) Civil Code shall be applicable. Moreover, the approval of the Meeting of Holders of Priority Shares shall be required for a resolution to issue shares or debt instruments or purchase shares in the Company.

3 If authorized for that purpose by that Board, the members of the Supervisory

Board shall have access to the office of the Company and are empowered to inspect the books of account, records and documents, as well as to check the Company's assets.

4 The Supervisory Board is empowered to appoint one or more experts to assist it in performing its duties, at the Company's expense.

5 The General Meeting of Shareholders shall fix the remuneration of the members of the Supervisory Board.

6 The Supervisory Board shall meet whenever two members of that Board or the Executive Board so demand. The meetings of the Supervisory Board shall be attended by the Executive Board, unless the Supervisory Board indicates that it does not wish such attendance.

7 The members of the Supervisory Board may cause themselves to be represented at the meetings of that Board by one of their fellow-members duly authorized in writing.

8 At the meetings of the Supervisory Board, resolutions may only be passed if at least half of the Board members then in office are present or represented at the meeting.

9 Resolutions shall be passed by an absolute majority of the votes validly cast. In the event of a tie in the election of persons, the chairman shall decide, provided that there are more than two members of the Supervisory Board in office. In the event of a tie in a vote other than with respect to persons, a new meeting shall be convened. If at this new meeting a vote on the same proposal again results in a tie, the proposal shall be deemed defeated.

10 If the requisite number of members of the Supervisory Board is not present or represented at a meeting, a new meeting shall be convened after an interval of at least twenty-four hours, at which the persons then present shall decide.

11 The Supervisory Board may also pass resolutions without holding a meeting, provided always that the proposal concerned has been sent to all the members of the Board, none of them has objected to this method of passing resolutions and an absolute majority of the members of the Board have declared in writing, by telegram, by facsimile or by teleprinter message that they are in favour of the proposal.

12 The Supervisory Board may establish rules with respect to the way meetings are conducted and resolutions are passed.

Article 16

Articles 2:158 to 2:164 inclusive of the (Dutch) Civil Code shall apply to the Company.

FINANCIAL STATEMENTS

Article 17

1 The Company shall close its books on 31 December of each year. Within five months therefrom, unless this period has been extended by the General Meeting of Shareholders for up to six months due to extraordinary circumstances,

the Executive Board shall draw up the financial statements, which shall subsequently be submitted to the Supervisory Board for adoption.

2 The financial statements shall be signed by the members of the Executive Board and the members of the Supervisory Board; if the signature of one of them is absent, this fact and the reasons therefor shall be stated on the relevant document.

3 The Supervisory Board shall adopt the financial statements and shall submit them to the General Meeting of Shareholders for approval and, at the same time, to the Works Council for discussion.

4 The Company shall ensure that the financial statements, the annual report and the particulars which must be added pursuant to Article 2:392(1) of the Dutch Civil Code are available at its office and at a place and in a manner to be designated in the notice convening the General Meeting of Shareholders at which they will be considered, as from the date of the notice convening that meeting. Shareholders and the holders of rights attached to depositary receipts for shares issued with the Company's co-operation may inspect the documents there and obtain a copy without charge. Furthermore, all persons are entitled to inspect and obtain a copy of these documents, at no more than the cost price, insofar as the documents must be made public after adoption. This right lapses as soon as these documents have been lodged at the office of the Commercial Register.

Article 18

1 The Company may make distributions to shareholders only insofar as its shareholders' equity exceeds the paid-in and called-up capital, plus the reserves which must be maintained by law.

2 Profits shall be paid out only after approval of the financial statements showing that this is allowed.

3 The profit (the positive balance of the profit and loss account) which was realized in the most recent financial year and which is shown in the approved financial statements, insofar as it may be paid out pursuant to the provisions laid down in paragraph 1 of this Article, shall be allocated as follows:

(a) First, the holders of priority shares shall be paid an annual dividend equal to a percentage of the nominal value of these shares, such percentage to be equal to the statutory interest in force on 1 January of the relevant year, subject to a maximum of six percent. In the event that the profit in any year is insufficient to pay out this amount, such dividends shall be paid to them out of the profit for any succeeding year, before any further profit distribution is made;

(b) Subsequently, the holders of preference shares shall be paid an annual dividend equal to a percentage of the paid-up part of the nominal value of these shares, which percentage shall be equal to the average interest rate on refinances of the European Central Bank, adjusted according to the number of days for which the dividend is paid, plus two and a half, which

percentage shall never be less than six and a half, provided that if the preference shares not have been outstanding for the entire year for which the dividend is paid, the dividend shall be calculated for the period of the relevant year during which they have been outstanding. In the event that the profit in any financial year is insufficient to pay out this amount, such dividends shall be paid to them from the distributable part of the shareholders' equity;

(c) Subsequently, the Meeting of Holders of Priority Shares shall determine whether and, if so, how much of the profit remaining after the distributions referred to under (a) and (b) of this paragraph paragraph shall be added to the general reserve;

(d) The remainder shall be at the disposal of the General Meeting of Shareholders for the purpose of distribution to the holders of ordinary shares in proportion to the number of ordinary shares they hold.

Article 19

1 Except as provided under paragraph 3(b) of Article 18, the reserves are not at the disposal of the General Meeting of Shareholders, other than with the prior approval of the Meeting of Holders of Priority Shares.

2 Subject to the approval of the Supervisory Board and before adoption of the financial statements for any financial year, the Executive Board may resolve to distribute one or more interim dividends which shall be charged against the final dividend, provided always that an interim statement of equity signed by the Executive Board shows that the requirement referred to in paragraph 1 of Article 18 in respect of the Company's financial position has been satisfied.

3 In the event that preference shares are cancelled or repaid, a distribution shall be made on such shares on the day of repayment, which distribution shall be calculated in conformity with the provisions laid down in paragraph 3(b) of Article 18, namely over the period over which no earlier payment as referred to in the first sentence of paragraph 3(b) of Article 18 has been made until the day of repayment, and all this provided that the requirement laid down in paragraph 1 of Article 18 has been met according to an interim statement of equity which, in such a case, must be drawn up by the Executive Board in conformity with the statutory requirements.

Article 20

1 Dividends shall be made available for distribution after they have been determined, on the understanding that the Executive Board may determine that dividends will only be payable after the persons entitled have claimed the same.

2 Dividends which have not been collected within five years after they became payable shall be forfeited to the Company.

GENERAL MEETINGS of SHAREHOLDERS

Article 21

1 The annual general meeting of shareholders shall be held before 1 July.

2 General meetings of shareholders shall be held in Rotterdam, Amsterdam or The Hague. They shall be convened by the Executive Board or Supervisory Board, no later than on the fifteenth day prior to the day appointed for the meeting.

3 Notice of the general meeting of shareholders and/or notices to holders of ordinary shares shall be given by the Executive Board or the Supervisory Board by means of a notice placed in at least one nationally distributed daily newspaper, as well as in the Official Price List ["Officiële Prijscourant"] of Euronext Amsterdam N.V.

4 The notice convening the general meeting of shareholders shall state the items on the agenda for the meeting or shall state that the agenda is available for perusal and may be obtained in conformity with paragraph 5 of this Article.

5 From the day of the notice convening a General Meeting of Shareholders until after the meeting, a list of the items and a copy of the documents to be discussed shall be made available at the offices of the Company and at such other place or in such other manner as the Executive Board shall determine for inspection by shareholders and all other persons who are entitled by law to attend the General Meeting of Shareholders and each of them shall be entitled to obtain a copy of them at no cost.

<u>Article 22</u>

The general meeting of shareholders shall be presided over by the chairman of the Supervisory Board.

If the chairman has not been appointed, the Chair shall be taken by the deputy chairman who is senior in office and in his absence by the other deputy chairman and if the latter is not present at the meeting either, by a member of the Supervisory Board who shall be designated for that purpose by a majority of the members of that Board present at the meeting. If no member of the Supervisory Board is present at a meeting, the Meeting itself shall choose its chairman.

<u>Article 23</u>

1 At the annual general meeting of shareholders, the annual report of the Executive Board shall be put forward for discussion. The other purposes of the annual general meeting of shareholders are to

(a) approve the financial statements;

(b) declare the dividend;

(c) transact and consider all such other proposals as have been put forward for discussion by the Executive Board or the Supervisory Board with due observance of the relevant provisions in force in regard thereto.

2 In the general meeting of shareholders in which it is resolved to adopt the annual accounts, a proposal shall be separately discussed to discharge the members of the Executive Board and of the Supervisory Board for all activities and their results reflected in the annual accounts.

<u>Article 24</u>

1 Each shareholder entitled to vote and each usufructuary and pledgee in whom the right to vote is vested, is empowered, either in person or by a proxyholder duly authorized in writing, to attend the general meeting of shareholders, take the floor and exercise the right to vote, the foregoing without prejudice to the provisions laid down in the following paragraphs of this Article.

2 In the convening notice the Executive Board may determine that for the purposes of the application of paragraph 1 those entitled to vote or those in whom the rights pertaining to the meetings are vested are those who at a date to be set therein have those rights and have been registered as such in a register designated by the Executive Board, irrespective of who at the moment of the general meeting of shareholders is the party entitled. The convening notice shall state the date of registration as well as the manner in which those entitled to vote or those in whom the rights pertaining to the meetings are vested have themselves registered, and the manner in which they may exercise their rights.

3 Where the Executive Board does not exercise the power referred to in paragraph 2, the Company shall, the provisions of Articles 2:88 and 2:89 of the Civil Code being applicable *mutatis mutandis* in this respect, also consider as shareholder the persons named in a written statement by an associated institution indicating that the number of ordinary shares referred to in that statement form part of its collective deposit and that the persons identified in that statement are, and until after the meeting will remain, participants in its collective deposit for the number of ordinary shares indicated, provided that the relevant statement has been deposited in a timely fashion at the offices of the Company. The preceding sentence shall apply *mutatis mutandis* to persons with a right of usufruct or pledge in respect of one or more ordinary shares.

The notice convening the meeting shall state the place where and the day on or before which the statement by the associated institution must be lodged; this day cannot be set any earlier than the seventh day prior to that of the meeting.

4 In order to exercise the rights referred to in paragraph 1 of this article for a registered share which does not form part of a collective deposit or giro deposit within the meaning of the Securities Giro Transfer and Administration Act, a shareholder, a usufructuary with voting rights and a pledgee with voting rights must have notified the Executive Board of his intention to do so in the manner to be designated in the notice convening the meeting. This notification must have been received by the Executive Board no later than on the day indicated in the notice. The Executive Board shall send them an attendance card for the meeting.

5 The meeting rights pursuant to paragraph 1 of this article may be exercised by the holder of a written proxy, provided that, without prejudice to the requirement of notification in the manner set out in paragraph 4 of this article or lodging of the statement referred to in paragraph 3 of this article, the written proxy has been received by the Executive Board or by one or more persons desig-

nated by the Executive Board in the notice convening the meeting no later than on the day and in the manner to be communicated in the notice convening the meeting.

6 The chairman of the Meeting shall decide whether persons other than those entitiled to attend the meeting under this Article will be admitted.

7 Shareholders, usufructuaries and pledgees in whom the right to vote is vested, or their proxyholders, who wish to exercise the rights described in paragraph 1 of this Article, must sign the attendance list.

8 If the voting rights attached to a share are vested in the usufructuary or pledgee instead of in the shareholder, the shareholder is also entitled to attend the General Meeting of Shareholders and take the floor provided that, for a share which forms part of a collective deposit or giro deposit within the meaning of the Securities Giro Transfer and Administration Act, he has lodged the statement in accordance with paragraph 3 of this article or, for a registered share which does not form part of a collective deposit or giro deposit within the meaning of the Securities Giro Transfer and Administration Act, he has notified the Executive Board of his intention to attend the meeting in accordance with paragraph 4 of this article.

Article 25

1 The resolutions of the General Meeting of Shareholders shall be passed by an absolute majority of the votes validly cast insofar as the statutory provisions and the Articles of Association do not prescribe a larger majority.

2 Each share shall entitle the holder thereof to cast one vote.

3 Invalid votes and blank votes shall be deemed not to have been cast.

4 All votes shall be taken orally, unless the chairman decides that a vote shall be taken by written ballot. Voting by way of acclamation shall be possible if none of those present and entitled to vote objects thereto. In the event of a tie, the proposal shall be deemed defeated if such voting does not concern persons, and the chairman shall decide if it concerns persons.

Article 26

1 Minutes shall be taken of the business transacted at a general meeting of shareholders by a secretary to be designated by the chairman, which minutes shall be adopted and signed by the chairman of the meeting and by a shareholder designated by the Meeting at its commencement, as well as by the secretary.

2 If a notarial record is prepared of the business transacted at that meeting, the signing thereof by the chairman of the Meeting and the civil law notary shall suffice.

MEETINGS of HOLDERS OF PRIORITY SHARES or HOLDERS OF PREFERENCE SHARES

Article 27

Meetings of holders of priority shares or holders of preference shares shall be held in Rotterdam, Amsterdam or The Hague, and notice thereof shall be given no later than

on the fifteenth day prior to the day appointed for the meeting.

Article 28

1 Meetings of holders of priority shares or holders of preference shares shall be convened whenever the Executive Board or Supervisory Board deems necessary or, with respect to priority shares, whenever holders of priority shares representing at least one-fifth of the capital issued in the form of priority shares so desire or, with respect to preference shares, whenever a holder of one or more preference shares so desires, or whenever these Articles of Association so require.

2 If notice of such a meeting is not given within fourteen days after a request to that effect, the applicants themselves shall have the power to convene such a meeting, in which case the holders of priority shares are empowered to inspect the register of holders of priority shares.

3 All convening notices or other notices to holders of priority shares or holders of preference shares shall be in writing.

4 In a meeting of holders of priority shares or holders of preference shares in which the entire capital issued in the form of priority shares or preference shares, respectively, is represented, all resolutions may be passed, provided this is done unanimously, even if the statutory requirements and the requirements laid down in these Articles of Association with respect to the convocation and holding of such meetings have not been met.

5 Resolutions of the Meeting of Holders of Priority Shares or Holders of Preference Shares may also be passed without holding a meeting, provided always that these are passed by the unanimous vote, which shall be cast in writing, of all holders of priority shares or preference shares, respectively, that have the right to vote.

Article 29

The Chair of meetings of holders of priority shares or of preference shares shall be determined wholly in conformity with the arrangement indicated for general meetings of shareholders in Article 22.

Article 30

At meetings of holders of priority shares or holders of preference shares, each priority and preference share, respectively, shall entitle the holder thereof to cast one vote. Holders of priority shares or of preference shares may cause themselves to be represented at any meeting by proxyholders duly authorized in writing.

Article 31

1 Resolutions of the Meeting of Holders of Priority Shares or Holders of Preference Shares shall be passed by an absolute majority of the votes validly cast, except in the cases referred to in Article 32(3) and (4). The voting shall take place in the manner indicated for general meetings of shareholders in Article 25(4).

2 The minutes shall be adopted in the manner indicated for general meetings of

shareholders in Article 26.

AMENDMENT of the ARTICLES OF ASSOCIATION

Article 32

1 The General Meeting of Shareholders may pass a resolution to amend the Articles of Association or dissolve the Company only after a proposal to that effect has been made by the Executive Board, with the approval of the Supervisory Board, which proposal has been approved first by the Meeting of Holders of Priority Shares.

2 Where a proposal to amend the Articles of Association will be made to the General Meeting of Shareholders, this shall be stated in the notice convening the meeting. The persons giving such notice shall simultaneously deposit a copy of the proposal, including the verbatim text of the proposed amendment, at the offices of the Company and shall indicate in the notice where and in what manner a copy can be obtained by each shareholder and each holder of depositary receipts issued with the co-operation of the Company until the end of the meeting.

DISSOLUTION of the COMPANY

Article 33

1 The balance of the Company's assets after payment of all its debts shall be distributed as follows:

(a) first, the holders of the priority shares shall be paid the nominal value of their shares, then any dividend which was not paid in a prior year and then, an amount equal to that part of the dividend payment that would have been due for the current financial year, calculated according to the number of days from the beginning of the financial year until the day this amount is paid;

(b) subsequently, the holders of the preference shares shall be paid the nominal value of their shares, then any dividend which was not paid in a prior year as referred to in the last sentence of Article 18(3)(b) and then, an amount equal to that part of the dividend payment that would have been due for the current financial year, calculated according to the number of days from the beginning of the financial year until the day this amount is paid;

(c) finally, the holders of ordinary shares shall be paid the then remaining balance in proportion to the number of ordinary shares they hold.

2 During the liquidation proceedings, the provisions of these Articles of Association shall remain in force, insofar as possible.

3 In the resolution to dissolve the Company, the General Meeting of Shareholders shall designate the person who shall retain custody of the books and records of the Company for a period of thirty years after completion of the liquidation proceedings.

4 The liquidation proceedings shall be effected with due observance of the provi-

sions of Book 2 of the (Dutch) Civil Code.

COMMITTEE OF SHAREHOLDERS

Article 34

1 The General Meeting of Shareholders is empowered to appoint a Committee of Shareholders within the meaning of Article 2:158(11) of the (Dutch) Civil Code, to which it may delegate the powers and the obligations which have been granted to it or imposed upon it, respectively, by law, in connection with the appointment and the removal from office of members of the Supervisory Board and of the Executive Board. The General Meeting of Shareholders shall determine the term of the delegation, which may not exceed two years at a time. No other powers may be delegated to the Committee of Shareholders. The General Meeting of Shareholders may withdraw the delegation at any time.

2 The General Meeting of Shareholders shall draw up and adopt rules governing the composition of the Committee, which shall consist of shareholders only, the procedure for nominating and appointing members, and that with respect to meetings and decision-making.

FINAL PROVISION

Until 16 June 2005 the Executive Board may, with the prior approval of the Supervisory Board and the meeting of holders of priority shares, issue – which shall include the granting of rights to acquire – not yet issued preference shares in the amount of the total outstanding ordinary share capital, present or future.

(23)

**Office translation of the articles of association of
Koninklijke P&O Nedlloyd N.V.**

*This is an unofficial translation.
In case of any differences,
the Dutch text shall prevail.*

ARTICLES OF ASSOCIATION

NAME AND SEAT

Article 1.

1. The name of the company is: Koninklijke P&O Nedlloyd N.V.
In international transactions the company may use the name: "Royal P&O Nedlloyd N.V.".
2. It has its corporate seat at Rotterdam.
3. The company's office is in Rotterdam.

Article 2.

The objects of the company are:

(a) to participate in transport and distribution companies and other companies by the acquisition of shares and other interests;
(b) to administer the shares and interests referred to in (a) above and exercise all rights attaching to those shares and interests;
(c) to manage and finance enterprises, co-ordinate the activities of enterprises, and act as manager or director of, render services to and co-operate with other enterprises;
(d) to furnish guarantees, provide security, warrant performance or in any other way assume liability, whether jointly and severally or otherwise, for or in respect of obligations of group companies;
(e) to perform all such acts as may be deemed in the broadest sense to be incidental to, derive from or be conducive to the foregoing.

CAPITAL AND SHARES

Article 3.

The authorised share capital of the company is one hundred million euros (EUR 100,000,000.--), divided into one hundred million (100,000,000) ordinary shares, each having a nominal value of one euro (EUR 1.--). Any reference in these articles of association to shares or shareholders without further specification shall be understood to mean the ordinary shares or the holders thereof, respectively.

ISSUE OF SHARES

Article 4.

1. Shares shall be issued pursuant to a resolution of the general meeting of share-

holders or of the Board of Directors, if the Board of Directors has been designated to have such authority in the articles of association or by a resolution of the general meeting of shareholders for a fixed period not exceeding five years. Article 24, subparagraph 1, letter e. of these articles of association shall be applicable to the resolution to issue new shares.

2. The general meeting of shareholders or the Board of Directors, if the Board of Directors is empowered to resolve to issue shares, shall lay down the price and the further conditions of issue.
3. Paragraphs 1 and 2 shall apply *mutatis mutandis* to the granting of rights to subscribe for shares but shall not apply to the issue of shares to a person who exercises a previously acquired right to subscribe for shares. Article 24, subparagraph 1, letter f. of these articles of association shall be applicable to the resolution to grant rights to subscribe for shares.

PREFERENTIAL SUBSCRIPTION RIGHT

Article 5.

1. Subject to the provisions of Section 2:96a of the Dutch Civil Code each holder of existing shares shall, in the event of an issue of shares, have a preferential subscription right in proportion to the aggregate nominal value of his existing shares.
2. The preferential subscription right may be limited or excluded by a resolution of the general meeting of shareholders.
   The preferential subscription right may also be limited or excluded by the Board of Directors, if the general meeting of shareholders has designated the Board of Directors to have authority to issue shares and to limit or to exclude the preferential subscription right in the articles of association or by resolution for a fixed period not exceeding five years.
3. Article 24, subparagraph 1, letter g. of these articles of association shall be applicable to the resolution to exclude or limit the preferential subscription rights.

PURCHASE AND DISPOSAL OF THE COMPANY'S OWN SHARES

Article 6.

The company may acquire, for consideration, fully paid up shares in its own capital or depository receipts issued for such shares if such acquisition is in accordance with Section 2:98 of the Dutch Civil Code.

The company may dispose of acquired shares.

CAPITAL REDUCTION

Article 7.

The general meeting of shareholders may resolve to reduce the issued share capital by a cancellation of shares that are being hold by the company or by a reduction of the nominal value of the shares by means of an amendment of the articles of association.

SHARES AND SHARE CERTIFICATE

Article 8.

1 The ordinary shares shall be in registered or bearer form, at the shareholder's option.

2 All bearer shares may be represented by a single share certificate.

3 No share certificates shall be distributed for the registered shares; it shall be sufficient for an entry to be made of the share in the relevant register of shareholders as referred in Article 11. If ordinary registered shares form part of a collective deposit or a giro deposit within the meaning of the Dutch Securities Giro Transfer and Administration Act (*Wet giraal effectenverkeer*), they may be entered in the register of shareholders in the name of an associated institution or the Dutch Central Institute as described in the Dutch Securities Giro Transfer and Administration Act (*Wet giraal effectenverkeer*) ("Euroclear"), respectively, with the notation that the ordinary shares form part of the collective deposit of securities of the relevant type maintained by the associated institution or the giro deposit of securities of the relevant type maintained by Euroclear.

4 The delivery of ordinary shares from a collective deposit at the request of an individual participant ("*uitlevering*") shall be possible, unless the Board of Directors has decided otherwise in accordance with Article 26 of the Dutch Securities Giro Transfer and Administration Act.

SHARES HELD IN JOINT OWNERSHIP

Article 9.

If one or more shares or depository receipts for one or more shares or a usufruct in or pledge on one or more shares is held by more than one person, the company may decide that the joint owners of rights only be represented vis-à-vis the company by one person jointly designated by them in writing. The provisions in this paragraph shall not apply to joint ownership as meant in the Dutch Securities Giro Transfer and Administration Act.

USUFRUCT IN AND PLEDGE ON SHARES

Article 10.

The shareholder shall have the voting rights on shares subject to a pledge or usufruct. Usufructuaries and pledges shall have the voting rights on shares if so provided on the establishment of the usufruct or the pledge.

The shareholder who does not have voting rights and usufructuaries and pledges who do have voting rights, do have the rights conferred by law on holders of depository receipts issued with the co-operation of the company.

SHAREHOLDERS' REGISTER

Article 11.

1. The company shall maintain a shareholders' register for the registered shares. This register may consist of one or more parts. Part(s) of the register can be held outside the Netherlands, but not in the United Kingdom, to comply with legislation or stock exchange regulations applicable in such location(s).

2. The shareholders' register contains the data as provided for by law or any other data as the Board of Directors considers necessary. Any shareholder whose name is or should be included in the shareholders' register must inform the company in writing of any change of address.

TRANSFER OF SHARES

Article 12.

1. The transfer of registered shares or of a limited right therein shall be effected in accordance with Section 2:86c of the Dutch Civil Code.
2. The transfer of, and creation of a right of usufruct or pledge in, an interest in a collective deposit or giro deposit within the meaning of the Dutch Securities Giro Transfer and Administration Act shall be effected in the manner provided for in that Act.

BOARD OF DIRECTORS

Article 13.

1. The company has a Board of Directors consisting of at least five and at most fifteen persons.
2. The appointment of the directors shall take place by way of a binding nomination naming at least two persons for each vacancy to be filled and prepared by the Board of Directors within three months after the vacancy has been arisen. A resolution to appoint a person by way of a binding nomination prepared by the Board of Directors may be passed by an absolute majority.
   If a binding nomination has not been prepared within the above period, the general meeting of shareholders shall be unrestricted in its choice. The general meeting of shareholders shall also be unrestricted in its choice if it renders the nomination non-binding by means of a resolution adopted by at least two-thirds of the valid votes cast, representing more than half of the issued share capital.
   If at least two-thirds of the valid votes cast supports the resolution to render the nomination non-binding, but the required quorum of half of the issued share capital is not being represented, this resolution could however be taken in a second general meeting of shareholders to be convened in which the resolution can be taken with at least two-thirds of the valid votes cast, without any quorum requirement.
   If the general meeting of shareholders has rendered the nomination non-binding, subparagraph 3 of this article shall apply to the appointment of a member of the Board of Directors.
3. The appointment of the directors can also take place by the general meeting of shareholders by way of a non-binding nomination prepared by the Board of Directors with due observance of the provisions as set out in these articles of association. This non-binding nomination shall state one or more persons for each vacancy to be filled. A resolution to appoint a person by way of a non-binding nomination prepared by the Board of Directors may be passed by an

absolute majority.
The general meeting of shareholders shall be able to appoint another person than the one proposed by the Board of Directors. A resolution to appoint another person than the one proposed by the Board of Directors may be passed by a majority of at least two-thirds of the valid votes cast. If the resolution does not secure a majority of two-thirds, it shall nonetheless be passed if it has secured an absolute majority of the valid votes cast, provided that this majority represents at least one-third of the issued share capital.

4. The general meeting of shareholders may at any time suspend or remove any director. Article 24, subparagraph 1, letter h. of these articles of association shall be applicable to the resolution to remove and to suspend any director.
5. If a director is suspended by the general meeting of shareholders and the general meeting of shareholders does not resolve to dismiss him within three months from the date of suspension, the suspension shall lapse. A suspended director shall be given an opportunity to account for his actions at the general meeting of shareholders and to be assisted by counsel in doing so.
6. The Board of Directors appoints a chairman from its number and, if the Board resolves so, a vice-chairman. Further the Board of Directors appoints from its number one or more executive directors of whom one shall be a chief executive director ("CEO"). The executive directors shall be charged with the day-to-day affairs of the company.
7. The Board of Directors shall determine the remuneration and the further conditions of employment of each of the members of the Board of Directors. The policy regarding the remuneration shall be adopted by the general meeting of shareholders.

<u>Article 14.</u>

1. Subject to the restrictions laid down in these articles of association, the Board of Directors shall be charged with the management of the company.
2. The Board of Directors shall require the approval of the general meeting of shareholders for resolutions concerning major changes of the company's character or identity, or its enterprise, such as in any event:
   a. any transfer of the business or almost the whole business to any third party;
   b. to enter into or to break a sustainable cooperation of the company or a subsidiary with another corporate body, or as fully liable member of a limited partnership ("commanditaire vennootschap") or a general partnership ("vennootschap onder frima"), if this cooperation or breaking is of major meaning for the company;
   c. to acquire or divest a participation in the share capital of a company by the company or its subsidiary, amounting to at least one third of the amount of the assets according to the balance sheet and explanatory notes, or if a consolidated balance sheet has been prepared by the

company, according to the consolidated balance sheet and explanatory notes as shown in the latest adopted annual accounts of the company.

3. The Board of Directors shall draw up rules governing its internal affairs. Such rules shall not apply to the extent that they violate the provisions of these articles of association. Furthermore, the members of the Board of Directors shall allocate their duties among themselves by internal rules or otherwise. If the Board of Directors has established rules governing its internal affairs, resolutions of the Board of Directors shall be adopted in accordance with the provisions of such rules. Such rules shall also contain an election schedule which shall ensure that a certain minimum number of members of the Board of Directors step down each year such that the appointment of members of the Board of Directors is staggered.
4. The Board of Directors shall pass resolutions by an absolute majority of the votes cast, unless provided otherwise in the rules governing its internal affairs.
5. If one or more of the members of the Board of Directors is permanently incapacitated or prevented from acting, the remaining member(s) of the Board of Directors shall be charged with the entire management of the company; if all the members of the Board of Directors are permanently incapacitated or prevented from acting, the management shall be temporarily entrusted to the person whom the general meeting of shareholders has at any given time designated for this purpose.

REPRESENTATION

Article 15.

1. The company is represented by the Board of Directors. The company is further represented by an executive director.
2. In addition, the company may be represented by one or two attorneys in fact, in the latter event acting jointly, with due observance of the limits of his or their authority.
3. If the interest of a member of the Board of Directors conflicts with that of the company, both he as well as any other member of the Board of Directors may nevertheless represent the company, provided that the provisions of these articles of association are duly observed.
4. In implementing Article 16, each member of the Board of Directors is entitled to represent the company, unless the member in question has a conflict of interest with the company that arises from a right of his own pursuant to Article 16. If the company, in implementing Article 16, has a conflict of interest with all members of the Board of Directors arising from a right of each of them under Article 16, the company shall be represented by two persons designated by the Board of Directors. These persons cannot be members of the Board of Directors.

INDEMNIFICATION MEMBERS OF THE BOARD OF DIRECTORS

Article 16.

1. The company shall indemnify each member of the Board of Directors and each former member of the Board of Directors who was involved, or threatens to become involved, as a party to any past, present or anticipated future legal actions or proceedings of any nature whatsoever, against all conceivable financial loss or harm that he has in fact and in all reasonableness suffered in connection with the actions or proceedings. The obligation to indemnify laid down in this article shall apply with respect to actions or proceedings taken or commenced either by a third party, including a shareholder, depositary receipt holder and bond holder, or by the company itself, unless it ultimately becomes apparent that the loss or harm was caused by the intentional misconduct or gross negligence of the member of the Board of Directors or former member of the Board of Directors concerned.
2. Costs incurred in order to put forward a defence in an action or proceedings of any nature whatsoever, even costs incurred in connection with proceedings to establish the company's obligation to indemnify, shall be paid by the company upon the submission of an itemised list, after receiving a written undertaking by or on behalf of the member of the Board of Directors or former member of the Board of Directors to repay this amount if it ultimately becomes apparent that he was not entitled to be indemnified by the company because the loss or harm was caused by his own intentional misconduct or gross negligence.
3. The right to indemnification provided for in this article shall not be deemed to exclude any other right to which the member of the Board of Directors or former member of the Board of Directors seeking indemnification could be entitled under a regulation, agreement, resolution of the general meeting of shareholders or Board of Directors or otherwise, in connection with acts carried out in the capacity of member of the Board of Directors and shall continue to apply to a person who is no longer a member of the Board of Directors and shall accrue to that person's heirs, the executors of his last will and testament, and the administrators of his estate. An amendment to this article shall not impair the rights of a member of the Board of Directors or a former member of the Board of Directors who was member of the Board of Directors after the introduction of this article but before the amendment. The obligations of the company shall remain in effect as if the article had not been amended.
4. The rights set out in this article shall be governed by Dutch law. Disputes between the company and a member of the Board of Directors or former member of the Board of Directors that arise from or in connection with these indemnification provisions shall be decided in accordance with the Arbitration Rules of the Netherlands Arbitration Institute. The tribunal shall consist of one arbitrator. The arbitration shall be conducted in Rotterdam. Decisions shall be taken in accordance with the rules of law ("naar de regelen des rechts").

GENERAL MEETINGS OF SHAREHOLDERS

Article 17.

1. General meetings of shareholders will be held and chaired at Amsterdam, Den Haag, Rotterdam or Haarlemmermeer (Schiphol Airport).
2. At least one general meeting of shareholders shall be held each year, within six months after the end of the financial year.
3. Furthermore, general meetings of shareholders shall be held as often as the Board of Directors deems necessary, without prejudice to the provisions of these articles of association.
4. The Board of Directors shall be obliged to hold a general meeting of shareholders within six weeks after a written request to that effect by one or more shareholders collectively representing at least one-tenth of the issued share capital. The request must contain a detailed list of the items to be discussed at the meeting.

CONVOCATION NOTICE

Article 18.

The Board of Directors shall convene a general meeting of shareholders by means of a notice in at least one Dutch national daily newspaper, in one international daily newspaper, in the "Officiële Prijscourant" and in at least one national daily newspaper in each jurisdiction in which the shares of the company are listed at least fifteen days before the day of the meeting.

Article 19.

1. The convening notice shall state the items to be discussed or that the shareholders, and all other persons who are entitled by law to attend the general meeting of shareholders, may consult them at the company's offices and at such other locations as the Board of Directors shall determine; free copies shall also be obtainable at these locations.
2. The discussion of items in respect of which this procedure has not been followed may still be separately announced in a corresponding manner at least fifteen days before the day of the general meeting of shareholders, not counting the day of the announcement.
3. Requests made by one or more shareholders collectively representing a value of at least fifteen million euro (EUR 15,000,000.--) according to the "Officiële Prijscourant" of Euronext Amsterdam N.V. or any other amount that shall be stipulated by Dutch civil law, to put items on the agenda for the general meeting of shareholders, shall be effected by the Board of Directors, if such a request to the Board of Directors has been made at least sixty days before the meeting and if there are no objections because of important company's interest(s), which in the judgement of the Board of Directors should prevail above putting an item on the agenda.

ENTRANCE

Article 20.

1. Each holder of one or more shares and all other persons who are entitled to do so by law shall have the power, either in person or by means of a written

proxy, to attend the general meeting of shareholders, to speak, and - as long as they are entitled to vote - to exercise the right to vote.

2. In the convening notice the Board of Directors may determine that for the purposes of the application of paragraph 1 those entitled to vote or those in whom the rights pertaining to the meetings are vested are those who at a date to be set therein have those rights and have been registered as such in a register designated by the Board of Directors, irrespective of who at the moment of the general meeting of shareholders is the party entitled. The convening notice shall state the date of registration as well as the manner in which those entitled to vote or those in whom the rights pertaining to the meetings are vested have themselves registered, and the manner in which they may exercise their rights.

3. The company shall, the provisions of articles 2:88 and 2:89 of the Dutch Civil Code being applicable *mutatis mutandis* in this respect, consider as holder of bearer shares and as holder of registered shares that form part of a collective deposit or giro deposit within the meanings of the Dutch Securities Giro Transfer and Administration Act the persons named in a written statement by an associated institution indicating that the number of ordinary shares referred to in that statement form part of its collective deposit and that the persons identified in that statement are, and – if the Board of Directors does not exercise its authority as mentioned in paragraph 2 – until after the meeting will remain, participants in its collective deposit for the number of ordinary shares indicated, provided that the relevant statement has been deposited in a timely fashion at the offices of the company.

   The preceding sentence shall apply *mutatis mutandis* to persons with a right of usufruct or pledge in respect of one or more ordinary bearer shares or ordinary registered shares that form part of a collective deposit or giro deposit within the meaning of the Dutch Securities Giro Transfer and Administration Act and to the holders of depositary bearer receipts and depositary registered receipts that form part of a collective deposit or giro deposit within the meaning of the Dutch Securities Giro Transfer and Administration Act and that have been issued with cooperation of the company.

   The notice convening the meeting shall state the place where and the day on or before which the statement by the associated institution must be lodged; this day cannot be set any earlier than the seventh day prior to that of the meeting.

4. In order to exercise the rights referred to in paragraph 1 of this article for a registered share which does not form part of a collective deposit or giro deposit within the meaning of the Dutch Securities Giro Transfer and Administration Act, a holder of such share must have notified the Board of Directors of his intention to do so in the manner to be designated in the notice convening the general meeting of shareholders. This notification must have been received by the Board of Directors no later than on the day indicated in the notice. That day cannot be set out earlier than on the seventh day before the day on which the

general meeting of shareholders shall be held.
The preceding sentence shall apply *mutatis mutandis* to persons with a right of usufruct or pledge in respect of one or more ordinary registered shares that do not form part of a collective deposit or giro deposit within the meaning of the Dutch Securities Giro Transfer and Administration Act and to the holders of depositary registered receipts that do not form part of a collective deposit or giro deposit within the meaning of the Dutch Securities Giro Transfer and Administration Act and that have been issued with cooperation of the company.

5. The meeting rights pursuant to paragraph 1 of this article may be exercised by the holder of a written proxy, provided that, without prejudice to the requirement of notification in the manner set out in paragraph 4 of this article or lodging of the statement referred to in paragraph 3 of this article, the written proxy has been received by the Board of Directors or by one or more persons designated by the Board of Directors in the notice convening the meeting no later than on the day and in the manner to be communicated in the notice convening the meeting.

THE RIGHT TO VOTE AT GENERAL MEETINGS OF SHAREHOLDERS

Article 21.

1. Each share shall entitle its holder to cast one vote.
2. No vote may be cast at the general meeting of shareholders on a share that is held by the company or a subsidiary; nor for a share in respect of which one of them holds the depository receipts.
3. Shares on which no vote may be cast shall be disregarded for the purpose of determining the extent to which shareholders have voted, are present or represented or the extent to which share capital has been contributed or is represented.

CHAIRMANSHIP AND SECRETARIAT OF THE GENERAL MEETING OF SHAREHOLDERS

Article 22.

1. The general meeting shall be chaired by the chairman of the Board of Directors or, where the chairman of the Board of Directors is not present at the meeting, by the vice chairman of the Board of Directors. Where neither the chairman nor the vice chairman of the Board of Directors are being present at the meeting, the members of the Board of Directors that are being present shall appoint their own chairman. Where none of the members of the Board of Directors is present at the meeting, the meeting shall appoint its own chairman.
2. The chairman shall appoint one of the persons present to minute the meeting and he shall adopt the minutes with such secretary and, in evidence thereof, sign them with such secretary. The minutes must be entered into a minute book. Where an official report of the meeting is drawn up by a civil law notary, no minutes need be taken and signing of the report by the notary shall suffice. The chairman shall decide which language is to be used where appropriate.

MAJORITIES AND DECISION-MAKING

Article 23.

1. Except where a particular majority is prescribed by these articles of association or by law, all resolutions shall be passed by an absolute majority of the valid votes cast.
2. Invalid and blank votes shall be regarded as not having been cast.
3. The chairman of the meeting shall determine the method of voting.
4. In the event of a tie, the proposal shall be deemed defeated if such voting does not concern persons and the chairman shall decide if it concerns persons.
5. If none of those entitled to vote objects, resolutions, including appointments, may also be passed by acclamation, following a proposal to that effect by the chairman.
6. The determination made by the chairman at the meeting with regard to the results of a vote shall be decisive. The same shall apply to the contents of a resolution passed, where there has been a vote about a proposal which has not been put in writing.

SPECIAL MAJORITIES

Article 24.

1. Resolutions:
   a. to amend the company's articles of association;
   b. to dissolve the company;
   c. to convert the company into another legal entity;
   d. to merge or demerge within the meaning of Part 7 of Book 2 of the Dutch Civil Code;
   e. to issue new shares;
   f. to grant rights to subscribe for shares;
   g. to exclude or to limit the preferential subscription rights;
   h. to appoint a director other than by way of a binding nomination, to remove a director and to suspend a director;
   i. to dispose of a reserve; and
   j. to distribute dividend in shares in the company instead of cash,

   may, where the Board of Directors has made a proposal to that effect, be passed by an absolute majority.

   Where the Board of Directors has not made a proposal to such effect, the aforementioned resolutions may only be passed by a majority of at least two-thirds of the valid votes cast. If the resolution does not secure a majority of two-thirds, it shall nonetheless be passed if it has secured an absolute majority of the valid votes cast, provided that this majority represents at least one-third of the issued share capital.
2. The notice convening a meeting at which such a resolution will be proposed must always clearly state the purpose of the meeting. If the purpose is to amend the articles of association, the proposal, containing the literal text of the

proposed amendment, must be available for inspection by shareholders and holders of depository receipts issued with cooperation of the company at the company's offices and at a location to be determined by the Board of Directors, from the day the meeting is convened until after the end of the meeting. Free copies shall be obtainable by shareholders and holders of depository receipts that have been issued with cooperation of the company at such locations as the Board of Directors shall determine.

AUDITOR, FINANCIAL YEAR AND ANNUAL ACCOUNTS

Article 25.

1. The general meeting of shareholders shall have the right - and, if required by law, be under an obligation - to instruct an auditor as referred to in Article 2:393 of the Dutch Civil Code to audit the annual accounts drawn up by the Board of Directors, to report to the Board of Directors and to issue an auditor's opinion on the audit. Where the general meeting of shareholders fails to instruct an auditor, the Board of Directors shall do so.
2. The financial year of the company shall coincide with the calendar year.
3. The company shall close its books on the thirty-first of December of each year. The Board of Directors shall, within five months therefrom, unless this period has been extended by the general meeting of shareholders with six months due to extraordinary circumstances, draw up the annual accounts, consisting of a balance sheet and profit and loss account, to which explanatory notes to these documents shall be appended. The Board of Directors shall submit these annual accounts to the general meeting of shareholders for adoption.
4. Approval by the general meeting of shareholders of the management conducted by the Board of Directors shall discharge the members of the Board of Directors for their actions in the preceding financial year, without prejudice to the provisions of Section 2:138 of the Dutch Civil Code.

RESERVE AND PROFIT ALLOCATION

Article 26.

1. The company may make distributions to shareholders and other persons entitled to distributable profits only to the extent that the shareholders' equity exceeds the sum of the paid and called-up part of the share capital and the reserves which must be maintained by law.
2. Distribution of profits shall take place after the adoption of the annual accounts which show that the distribution is permitted.
3. The profit - the positive balance of the profit and loss account - which was realized in the most recent financial year and which is shown in the adopted financial statements, insofar as it may be paid out pursuant to the provisions laid down in paragraph 1 of this article, shall be allocated as follows:
   (a) the Board of Directors shall determine whether and, if so, how much of the profit shall be added to the general reserve;
   (b) the remainder shall be at the disposal of the general meeting of share-

holders for the purpose of distribution to the holders of ordinary shares in proportion to the number of ordinary shares they hold.

4. No profit shall be distributed on shares that the company holds in its own capital, unless a usufruct has been established on these shares or depository receipts that have been issued with cooperation of the company have been issued for them.
Shares that the company holds in its own capital and on which no profit may be distributed shall be disregarded for the purpose of calculating the allocation of profits.

5. The general meeting of shareholders may dispose of a reserve to the extent it is permitted by law and these articles of association. Article 24, subparagraph 1, letter i. of these articles of association shall be applicable to the resolution to dispose of a reserve.

DIVIDENDS AND INTERIM DIVIDENDS

Article 27.

1. The general meeting of shareholders may resolve that all or part of a distribution on shares shall be made not in cash but in shares in the company. Article 24, subparagraph 1, letter j. of these articles of association shall be applicable to the resolution to distribute dividend in shares in the company.

2. The Board of Directors may, prior to the adoption of the annual accounts in any financial year, resolve to distribute one or more interim dividends which shall be charged against the expected dividend of the relevant year, provided that it appears from an interim statement of assets and liabilities signed by the Board of Directors as referred to in Section 2:105 paragraph 4 of the Dutch Civil Code that the requirement referred to in paragraph 1 of article 26 concerning the company's assets and liabilities has been met.

3. The declaration of a dividend, an interim dividend or another distribution to the shareholders shall be made known to them within seven days after such declaration.
Declared dividends, interim dividends and other distributions on shares shall be payable within four weeks after they were declared, unless the Board of Directors proposes another day for such payment.

4. Dividends shall be made available for distribution after they have been determined, on the understanding that the Board of Directors may determine that dividends will only be payable after the persons entitled have claimed the same.

5. The claim for payment of a dividend or other distribution shall lapse five years after the day on which such claim becomes due and payable.

6. The claim for payment of interim dividends shall lapse five years after the day on which the claim for payment of the dividend against which the interim dividend could be distributed becomes due and payable.

LIQUIDATION

Article 28.

1. In the event of the company being dissolved, the liquidation shall be effected by the Board of Directors.
2. The general meeting shall determine the remuneration of the liquidators.
3. To the extent possible, these articles of association shall remain in effect during the liquidation.
4. After the liquidation has been completed, the books and records of the company shall be kept for the period prescribed by law by the person appointed for that purpose in the resolution of the general meeting to dissolve the company. Where the general meeting has not appointed such person, the liquidators shall do so.
5. Any assets remaining after payment of all of the company's debts shall first be applied to pay back the amounts paid up on the ordinary shares. Any remaining assets shall then be distributed among the shareholders in proportion to the aggregate nominal amount of their shares. No distribution upon liquidation may be made to the company in respect of shares held by it.

TRANSITIONAL PROVISION

Article 29.

If the Board of Directors files a resolution to that effect at the office of the Commercial register of the Chamber of Commerce and Industry for the district in which the company is situated, article 1 subparagraph 1 shall be as follows:

"1. The name of the company is: Koninklijke Nedlloyd N.V.
In international transactions the company may use the name: "Royal Nedlloyd N.V."."

(24)

Nedlloyd

RECEIVED

2004 MAY -7 A 9:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Koninklijke Nedlloyd N.V.

(incorporated in The Netherlands as a public company with limited liability)

Listing of 19,312,482 new ordinary shares including a 3 for 7 rights offering of 9,138,544 new ordinary shares (Issue Price in the Rights Offering: €20.79 per ordinary share)

As announced on 2 February 2004, we have reached agreement with The Peninsular and Oriental Steam Navigation Company ("P&O") to acquire P&O's 50 per cent. shareholding in P&O Nedlloyd Container Line Ltd. ("P&O Nedlloyd") and its shares in P&O Nedlloyd B.V. (with the exception of one share in P&O Nedlloyd which is to be retained by P&O and which we will have the option to acquire for no consideration). After this acquisition (the "PONL Acquisition"), we will hold all but one of the issued shares of P&O Nedlloyd and 100 per cent. of the issued shares of P&O Nedlloyd B.V. The consideration deliverable by us to P&O in connection with the PONL Acquisition consists of (i) approximately €215 million in cash and (ii) 10,158,938 new ordinary shares (the "Acquisition Shares") which will represent 25 per cent. of our ordinary shares outstanding after completion of the Offering (as defined below) and the issue of the Acquisition Shares. The cash element of the consideration is being funded in part through the Offering. On 8 March 2004, we published an Information Memorandum (the "Information Memorandum") to provide our shareholders with certain information in advance of our shareholders' meeting of 23 March 2004. On 23 March 2004, our shareholders approved, among other things, the PONL Acquisition and (subject to completion of the PONL Acquisition) the adoption of our New Articles of Association (as defined in the Information Memorandum). On 29 March 2004, the shareholders of P&O approved, among other things, the PONL Acquisition.

We are therefore issuing 19,312,482 new ordinary shares with a par value of €1.00 each. This comprises (i) 10,158,938 Acquisition Shares, (ii) 9,138,544 new ordinary shares (the "Offer Shares") to be offered initially to our existing shareholders, subject to applicable securities laws, in the rights offering (the "Rights Offering") described in this Prospectus at an issue price of €20.79 per ordinary share (the "Issue Price") in accordance with the terms of this Prospectus and (iii) our 15,000 priority shares that will be converted into ordinary shares upon completion of the PONL Acquisition (together with the Acquisition Shares and the Offer Shares, the "New Shares").

Subject to applicable securities laws, existing holders of our ordinary shares as of the Record Date (as defined below) are being granted rights to subscribe for the Offer Shares at the Issue Price.

Each ordinary share that you hold immediately after the close of trading in our ordinary shares on the Official Segment of the stock market of Euronext Amsterdam N.V. ("Euronext Amsterdam") at 17:40 hours, Central European time, on 29 March 2004 (the "Record Date") will entitle you to one right. An Eligible Person (as defined in this Prospectus) will be entitled to subscribe for 3 Offer Shares for every 7 rights held. Accordingly, Eligible Persons will have the right to subscribe for 3 Offer Shares for every 7 ordinary shares held on the Record Date. Eligible Persons may subscribe for Offer Shares through the exercise of rights from 30 March 2004 until 15:30 hours, Central European time, on 8 April 2004 (the "Exercise Period"). If you are an Eligible Person and you have not validly exercised your rights by the end of the Exercise Period, you will no longer be able to exercise those rights. Once you have exercised your rights, you cannot revoke or modify that exercise, except as otherwise provided in this Prospectus.

After the Exercise Period has ended, the Offer Shares that were issuable upon the exercise of rights but have not been subscribed for during the Exercise Period (the "Rump Shares") will be offered for sale by ABN AMRO Bank N.V., J.P. Morgan Securities Ltd. and Fortis Bank (Nederland) N.V. (together, the "Underwriters"), subject to the terms and conditions of an underwriting agreement between us and the Underwriters (the "Underwriting Agreement"). The Underwriters have agreed to endeavour to procure purchasers through private placements of any Rump Shares at a price which is at least equal to the total of the Issue Price and any expenses related to procuring such purchasers (including any value added tax). The offering and sale of the Rump Shares is referred to as the "Rump Offering" and, together with the Rights Offering, the "Offering", and references herein to the "Offer Shares" include the "Rump Shares". Offer Shares not subscribed for in the Offering will be subscribed and paid for at the Issue Price by the Underwriters in accordance with the terms of, and subject to the conditions set out in, the Underwriting Agreement. See "Plan of Distribution". The Rump Offering is expected to commence on 13 April 2004 and to end no later than 17:30 hours, Central European time, on 13 April 2004.

Trading in the rights on Euronext Amsterdam is expected to commence on 30 March 2004, and will continue until 13:15 hours, Central European time, on 8 April 2004.

The Offering is subject to a number of conditions. If any or all of the conditions are not met or waived prior to payment for and delivery of the Offer Shares, the Joint Global Coordinators (as defined herein) may, at their discretion, terminate the obligation of the Underwriters to subscribe for any Offer Shares not subscribed for in the Offering. In such event, the Offering will be withdrawn and the PONL Acquisition will not be completed. For more information regarding the consequences of any withdrawal of the Rights Offering for the rights and any trades in rights, see "Plan of Distribution".

The Rights Offering is not a statutory pre-emptive rights offering. We are not taking any action to permit a public offering of the rights or the Offer Shares in any jurisdiction outside of The Netherlands. The rights are being granted and the Offer Shares are being offered only in those jurisdictions in which, and only to those persons to whom, granting of the rights and offers and sales of the Offer Shares (pursuant to the exercise of rights or otherwise) may lawfully be made. The rights and the New Shares have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act"), or under the securities laws of any state of the United States and, subject to certain exceptions, may not be offered or sold within the United States. See "Selling and Transfer Restrictions".

Investing in the Offer Shares and trading in the rights involves certain risks. See "Risk Factors" beginning on page 10 of the Information Memorandum and page 14 of this Prospectus to read about factors you should carefully consider before investing in the Offer Shares or trading in the rights.

Application has been made to list the New Shares on Euronext Amsterdam. We expect that such shares will be listed, and that trading in them will commence, on Euronext Amsterdam on 16 April 2004, barring unforeseen circumstances.

Our ordinary shares are listed on Euronext Amsterdam under the symbol "NLYN". On 26 March 2004, the closing sale price of our ordinary shares on Euronext Amsterdam was €34.61 per share. The rights and the Offer Shares will be delivered through the book-entry facilities of the Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. ("Euroclear Nederland"), as well as through Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), and Clearstream Banking S.A. ("Clearstream").

Joint Global Coordinators and Joint Bookrunners

ABN AMRO Rothschild | **JPMorgan**

Co-manager

Fortis Bank

The date of this Prospectus is 29 March 2004.

TABLE OF CONTENTS

Except under the limited circumstances described in this Prospectus, if you reside in any country other than The Netherlands, you may not be permitted to exercise any rights in the Rights Offering or purchase any Rump Shares in the Rump Offering. You may be permitted, however, to sell your rights, subject to applicable securities laws.

The rights and the New Shares have not been and will not be registered under the Securities Act, or under the securities laws of any state of the United States and, subject to certain exceptions, may not be offered or sold within the United States. Accordingly, the rights and the Offer Shares (pursuant to the exercise of rights or otherwise) may be offered, pledged, sold, resold, granted, delivered, allotted, taken up, or otherwise transferred, as applicable, only in transactions that are exempt from, or in transactions not subject to, registration under the Securities Act and in compliance with any applicable state securities laws. In the United States, the rights are being delivered and the Offer Shares are being offered only to qualified institutional buyers ("QIBs") in accordance with Rule 144A under the Securities Act ("Rule 144A") or another exemption from, or in a transaction not subject to, registration under the Securities Act. Outside the United States, the rights are being delivered and the Offer Shares are being offered in accordance with Regulation S under the Securities Act. Prospective purchasers are hereby notified that sellers of the Offer Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

In this Prospectus, "we", "our", "us", "the Company" or "Nedlloyd" refer to Koninklijke Nedlloyd N.V. and its consolidated subsidiaries (unless the context otherwise requires).

We accept responsibility for the information contained in this Prospectus. We confirm that the information in this Prospectus is in every material respect true and accurate and that, to the best of our knowledge, there are no other facts the omission of which would, in the context of the Offering, make any statement in this Prospectus misleading in any material respect.

In addition to your own examination of us and of the Offering, including the merits and risks involved, you should only rely on the information contained in this Prospectus or incorporated in it by reference and any notices required under the Listing and Issuing Rules of Euronext Amsterdam (the "Notices") that are published by us and expressly amend this Prospectus.

No person has been authorised to give any information or make any representations other than those contained in this Prospectus or the Notices (if any) and, if given or made, such information or representations must not be relied upon as having been authorised by us or any of the Underwriters. Neither the delivery of this Prospectus nor any purchase or sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof nor that the information in this Prospectus is correct as at any time subsequent to its date.

Any purchase of rights and Offer Shares offered in the Offering must be made solely on the basis of the information contained in this Prospectus as expressly amended and supplemented by any Notices published by us, which may contain different information from that contained in this Prospectus. Recipients must not distribute this Prospectus into jurisdictions where such distribution would be unlawful.

The distribution of this Prospectus and the Offering may, in certain jurisdictions, be restricted by law, and this Prospectus may not be used for the purpose of, or in connection with, any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation. No actions have been taken to register or qualify the rights and the Offer Shares granted and offered, respectively, in the Offering or the Acquisition Shares or otherwise to permit a public offering of the securities in any jurisdiction outside of The Netherlands. We and the Underwriters require persons into whose possession this Prospectus comes to inform themselves of and observe all such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction. Neither we nor the Underwriters accept any legal responsibility for any violation by any person, whether or not a prospective purchaser of rights or Offer Shares, of any such restrictions. For a more detailed description of restrictions relating to the Offering, see "Selling and Transfer Restrictions."

Except as otherwise expressly noted in this Prospectus:

- the rights being granted in the Rights Offering may be exercised only inside The Netherlands;

- the rights and the Offer Shares being granted and offered, respectively, in the Offering may not be offered, sold, resold, transferred or delivered, directly or indirectly, in or into, jurisdictions outside The Netherlands (the "Ineligible Jurisdictions");
- this Prospectus may not be sent to any person in the Ineligible Jurisdictions; and
- the crediting of rights to an account of a shareholder or other persons in the Ineligible Jurisdictions (or to persons with a citizenship from an Ineligible Jurisdiction such that they cannot lawfully participate in the Rights Offering ("Ineligible Persons")) does not constitute an offer of our Offer Shares being offered in the Rights Offering to such persons.

In this Prospectus, persons who are not Ineligible Persons are referred to as "Eligible Persons." For more information on applicable selling and transfer restrictions in respect of the Offer Shares and the rights, see "Selling and Transfer Restrictions".

In connection with the Offering, ABN AMRO Bank N.V. or any person acting for it may, after consultation with J.P. Morgan Securities Ltd., effect transactions on Euronext Amsterdam or elsewhere in the open market or otherwise in connection with the distribution of our ordinary shares with a view to stabilising or maintaining the market price of our ordinary shares at levels other than those which might otherwise prevail in the market, provided such transactions are in accordance with any applicable regulations. However, there is no obligation on ABN AMRO Bank N.V. or any of its agents to do this. Such stabilising, if commenced, may be discontinued at any time, and will in any event be discontinued 30 days after the closing date of the Offering.

NOTICE TO INVESTORS

The distribution of this Prospectus and the Offering are restricted by law in certain jurisdictions. Therefore, persons into whose possession this Prospectus comes and persons who would like to purchase the Offer Shares pursuant to the Offering should inform themselves about and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

As a condition to purchase Offer Shares in the Offering, each purchaser will be deemed to have made, or, in some cases, be required to make, certain representations and warranties, which will be relied upon by us, the Underwriters and others. See "Selling and Transfer Restrictions". We reserve the right, in our sole and absolute discretion, to reject any purchase of Offer Shares that we or our agents believe may give rise to a breach or violation of any law, rule or regulation.

For Investors in the United States

For the Offering, we are relying upon certain exemptions from the registration requirements of the Securities Act. Neither the rights nor the Offer Shares to be issued in the Offering have been approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the delivery of the rights or the offering of the Offer Shares to be issued in the Offering or the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence in the United States.

The rights to be granted in the Offering and the New Shares have not been and will not be registered under the Securities Act, or under the securities laws of any state of the United States and, subject to certain exceptions, may not be offered or sold within the United States. Accordingly, the rights and the Offer Shares (pursuant to the exercise of rights or otherwise) may not be offered, pledged, sold, resold, granted, delivered, allotted, taken up, or otherwise transferred, as applicable, in the United States, except in transactions that are exempt from, or not subject to, registration under the Securities Act and in compliance with any applicable state securities laws. As used in this Prospectus, "United States" has the meaning specified in Regulation S under the Securities Act.

The rights may be delivered and the Offer Shares may be offered, sold and delivered (pursuant to the exercise of rights or otherwise) in the United States only to QIBs in accordance with Rule 144A or another exemption from, or in a transaction not subject to, registration under the Securities Act. Any

person reasonably believed to be a QIB to whom rights are delivered or to whom Offer Shares are offered, sold and delivered will be required to execute an investor letter satisfactory to us and the Underwriters prior to the earlier of the exercise of such rights or the purchase of such shares.

Notice to New Hampshire Residents

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES (THE "RSA"), WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

AVAILABLE INFORMATION

We are currently exempt from the reporting requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). Pursuant to the terms of such exemption, we are required to furnish to the U.S. Securities and Exchange Commission certain information in accordance with Rule 12g3-2(b) under the Exchange Act. We have agreed in the Underwriting Agreement that, for so long as any of the Offer Shares remain outstanding and are restricted securities within the meaning of Rule 144(a)(3) under the Securities Act, we will, during any period in which we are neither subject to the reporting requirements of Section 13 or 15 of the Exchange Act, nor exempt from the reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) thereunder, provide to any holder or beneficial owner of such restricted securities or to any prospective purchaser of such restricted securities designated by such holder or beneficial owner, upon the request of such holder, beneficial owner or prospective purchaser, the information required by Rule 144A(d)(4) under the Securities Act.

DOCUMENTS ON DISPLAY AND INCORPORATION BY REFERENCE

On 8 March 2004, we published the Information Memorandum in connection with the extraordinary general meeting of our shareholders which was held on 23 March 2004. The Information Memorandum contains information under the following headings:

- Market and Industry Data
- Presentation of Financial and Other Information
- Forward-Looking Statements
- Summary
- Risk Factors
- The PONL Acquisition
- Selected Historical Financial Data
- Certain Unaudited Pro Forma Financial Information
- Management's Discussion and Analysis of Financial Condition and Results of Operations
- Industry Overview
- Strategy of P&O Nedlloyd
- Business
- Regulatory Matters
- Management
- Major Shareholders
- Dividends and Dividend Policy
- Exchange Rate Information
- Description of Share Capital and Corporate Structure
- Additional Information
- Summary of Significant Differences between (1) Dutch GAAP and U.S. GAAP, (2) U.K. GAAP and U.S. GAAP and (3) Dutch GAAP and U.K. GAAP
- Independent Auditors
- Index to Financial Statements
- Annex—List of P&O Nedlloyd Vessels

The Information Memorandum is deemed to be incorporated in, and to form part of, this Prospectus.

Terms used but not defined herein, but which are defined in the Information Memorandum, have the meanings ascribed to them in the Information Memorandum.

Unless the context requires otherwise, all references in this document to "this Prospectus" include any documents incorporated by reference into this Prospectus. As you read such documents, you may find inconsistencies in information from one document to another or with this Prospectus. If you find inconsistencies you should rely on the statements made in the most recent document or made with respect to the most recent period referred to in any document. Any statement contained in this Prospectus, or in any document incorporated by reference in this Prospectus, shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other document that also is incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

Copies of this Prospectus and any documents incorporated in it by reference may be obtained at no cost by sending a request in writing or by fax or email to us or ABN AMRO Bank N.V. at either of the following addresses:

Koninklijke Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam
The Netherlands
Facsimile: +31 10 400 6260
E-mail: nancy.tomasini@nedlloyd.com

ABN AMRO Bank N.V.
Equity Capital Markets (HQ 7006)
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
Facsimilie: +31 20 628 0004
E-mail: Prospectus@nl.abnamro.com

Alternatively, these documents may be obtained from J.P. Morgan Securities Ltd. (telephone +44 20 7325 3913) or through our website at http://www.nedlloyd.com or through the website of Euronext Amsterdam at http://www.euronext.com.

LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST NEDLLOYD, ITS MANAGEMENT AND OTHERS

We are a Dutch public company with limited liability organised under the laws of The Netherlands. None of our directors or executive officers are residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, if may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against any of us or them in the U.S. courts judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any State or territory within the United States.

The United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. As a result, a civil judgment by a U.S. court would not necessarily be enforceable in The Netherlands.

In order to obtain a judgment that is enforceable in The Netherlands, the relevant claim will have to be relitigated before a competent Dutch court. Under current practice, however, a final and conclusive judgment rendered by a United States court will be recognised by a Dutch court if it finds that (1) proper service of process has been given to the defendant, (2) the United States court has found itself competent on grounds which are internationally acceptable, (3) the final judgment results from proceedings compatible with Dutch concepts of due process and (4) the final judgment does not contravene public policy of The Netherlands. If the final judgment is recognised by a Dutch court, that court generally will grant the same judgment without relitigation on the merits.

Dutch law does not recognise a shareholder's right to bring a derivative action on behalf of a corporation.

SUMMARY OF THE OFFERING AND LISTING

The summary is not complete and is qualified in its entirety by reference to the detailed information contained elsewhere in this Prospectus.

Issuer	Koninklijke Nedlloyd N.V.
Ordinary shares outstanding as of the date of this Prospectus	21,323,270
Number of Acquisition Shares to be issued	10,158,938. The Acquisition Shares are expected to be issued and placed with P&O immediately after the completion of the Offering.
Number of Offer Shares to be issued	9,138,544
Ordinary shares outstanding after issue of the Offer Shares and the Acquisition Shares	40,635,752 (including 15,000 priority shares that will be converted into ordinary shares upon completion of the PONL Acquisition)
Listing	Our outstanding ordinary shares are listed on Euronext Amsterdam under the symbol "NLYN".
American Depositary Receipts ("ADRs")	Our ordinary shares are traded in the U.S. under the symbol "RNLGY" through a sponsored "over the counter" ADR programme. Two ADRs represent one ordinary share.
Offering	The Offering comprises 9,138,544 new ordinary shares, with a par value of €1.00 each, which are being offered as described in this Prospectus.
Issue Price	€20.79 per ordinary share.
Rights	Subject to applicable securities laws, existing holders of our ordinary shares as of the Record Date are being granted rights to subscribe for Offer Shares at the Issue Price. Each ordinary share that you hold immediately after the close of trading on Euronext, Amsterdam on the Record Date will entitle you to one right. An Eligible Person will be entitled to subscribe for 3 Offer Shares for every 7 rights held. Accordingly, Eligible Persons will have the right to subscribe for 3 Offer Shares for every 7 ordinary shares held on the Record Date. Rights can only be exercised in multiples of 7. No fractional shares will be issued. The financial intermediary through which you hold our ordinary shares will customarily give you details of the aggregate number of rights to which you will be entitled. You should contact your financial intermediary if you are a shareholder entitled to receive rights but have received no information with respect to the Rights Offering. Only holders of our ordinary shares as of the Record Date will be entitled to receive rights. Holders of our ADRs will not be entitled to receive the rights in the Rights Offering in respect of ordinary shares that are represented by such ADRs. The depositary (J.P. Morgan Chase Bank) will endeavour to sell the rights on behalf of relevant holders.

Record Date .... Immediately after the close of trading in our ordinary shares on Euronext Amsterdam at 17:40 hours, Central European time, on 29 March 2004. Until the close of trading in our ordinary shares on Euronext Amsterdam on the Record Date, our ordinary shares will trade with rights. As from 30 March 2004, our ordinary shares will trade ex-rights.

The depositary will establish the record date for payment to holders of our ADRs of the net proceeds (if any) from the sale of their rights after such rights have been sold and the proceeds have been converted into U.S. dollars. Until that record date, our ADRs will trade with entitlement to such net proceeds (if any); after that record date, our ADRs will trade ex- such entitlement.

Exercise of rights .... Eligible Persons may subscribe for Offer Shares by exercising their rights during the period commencing on 30 March 2004 and ending at 15:30 hours (Central European time) on 8 April 2004 (the "Exercise Period"). The last date and/or time before which notification of exercise instructions may be validly given by you may be earlier, depending on the financial institution through which your rights are held.

Once you have exercised your rights, you may not revoke or modify that exercise, except as otherwise provided in this Prospectus. If you have not exercised your rights before the end of the Exercise Period, you will no longer be able to exercise your rights.

Subscription agent .... ABN AMRO Bank N.V.

Subscription .... If you are an Eligible Person and you wish to exercise your rights, you should instruct your financial intermediary in accordance with the instructions that you receive from it. Your financial intermediary will be responsible for collecting exercise instructions from you and for informing the subscription agent of your exercise instructions.

If you hold our ordinary shares in registered form, we will contact you directly regarding the procedures that you must follow to exercise or trade rights.

Method of payment .... You should pay the Issue Price for the Offer Shares that you subscribe for in accordance with the instructions you receive from the financial intermediary through which you exercise your rights. The financial intermediary will pay the Issue Price to the subscription agent, who will in turn pay it to us. Payment for the Offer Shares to the subscription agent must be made no later than the payment date, which is expected to be 16 April 2004. **Accordingly, financial intermediaries may require payment by you to be provided to them prior to the payment date.**

Trading in rights .... Trading in the rights on Euronext Amsterdam is expected to commence on 30 March 2004, and will continue until 13:15 hours, Central European time, on 8 April 2004. The rights will be traded under the symbol "NDLIS". The transfer of rights will take place through the book-entry systems of Euroclear Nederland, Euroclear and Clearstream. Rights will not be tradable in the United States and may only be

sold in an offshore transaction meeting the requirements of Rule 904 of Regulation S under the Securities Act.

If you want to sell some or all of your rights, you should instruct your financial intermediary in accordance with the instructions which it gives you. You may also instruct your financial intermediary to purchase rights on your behalf.

Persons interested in selling or purchasing rights should be aware that the exercise of rights by holders who are located in countries other than The Netherlands is subject to restrictions as described in "Selling and Transfer Restrictions".

See "Plan of Distribution" for more information regarding the consequences of any withdrawal of the Rights Offering for the rights and any trades in rights.

Unexercised rights and the Rump Offering ....

Rights can no longer be exercised after 15:30 hours, Central European time, on 8 April 2004, which is the end of the Exercise Period. At that time, any unexercised rights will continue to be reflected in your securities account for the purpose of the distribution of Unexercised Right Payments (as defined below), if any.

After the Exercise Period has ended, the Underwriters will, subject to the terms and conditions of the Underwriting Agreement, commence the Rump Offering, in which they will offer for sale the number of Offer Shares that were issuable upon exercise of the rights but that were not subscribed for during the Exercise Period (referred to as the "Rump Shares"). The Underwriters have agreed to endeavour to procure purchasers through private placements of any Rump Shares at a price which is at least equal to the total of the Issue Price and any expenses related to procuring such purchasers (including any value added tax). The Rump Offering is expected to commence on 13 April 2004, and to end no later than 17:30 hours, Central European time, on 13 April 2004. Any Offer Shares not subscribed for through the exercise of rights in the Rights Offering or sold by the Underwriters in the Rump Offering will be subscribed for by the Underwriters at the Issue Price in accordance with the terms of, and subject to the conditions set out in, the Underwriting Agreement. See "Plan of Distribution".

Unexercised Right Payments ......

Upon the completion of the Rump Offering, if the aggregate proceeds for the Rump Shares offered and sold in the Rump Offering, after deduction of selling expenses (including any value added tax), if any, exceed the aggregate Issue Price for such Rump Shares (such amount, the "Excess Amount"), each holder of a right that was not exercised at the end of the Exercise Period will be entitled to receive, except as noted below, an amount in cash proportional to the number of unexercised rights reflected in each such holder's securities account (the "Unexercised Right Payment"). If the Excess Amount divided by the total number of unexercised rights is less than €0.01, no Unexercised Right Payment will be made to

the holders of any unexercised rights and, instead, any Excess Amount will be retained by the Underwriters. We will not be entitled to receive any Excess Amount.

The Unexercised Right Payments, if any, will be distributed to holders of unexercised rights as soon as practicable after the closing of the Offering and will be credited to those holders through the facilities of Euroclear Nederland, Euroclear and Clearstream. Payments will be made in euro only, without interest and after the withholding of any applicable taxes. If we have announced that an Excess Amount is available for distribution to holders of unexercised rights and you have not received payment therefor within a reasonable time following the closing of the Offering, you should contact the financial intermediary through which you hold unexercised rights.

We cannot guarantee you that the Rump Offering will take place. Should the Rump Offering take place, neither we nor the Underwriters, nor any other person procuring subscriptions for Rump Shares, will be responsible for any lack of Excess Amount arising from any sale of the Rump Shares in the Rump Offering.

Underwriters and Joint Global Coordinators .... ABN AMRO Bank N.V., J.P. Morgan Securities Ltd. and Fortis Bank (Nederland) N.V. act as Underwriters for the Offering. ABN AMRO Bank N.V. and J.P. Morgan Securities Ltd. act as Joint Global Coordinators for the Offering.

Conditions to the Offering .... Under certain circumstances, including but not limited to the non-fulfilment of certain conditions precedent, the Joint Global Coordinators may, at their discretion, terminate the Underwriting Agreement and the obligation of the Underwriters to subscribe for any Rump Shares not sold in the Rump Offering will lapse. See "Plan of Distribution". In such event, the Rights Offering will be withdrawn and any non-settled trades in the rights that have occurred on Euronext Amsterdam will be deemed null and void. Furthermore, rights granted will lapse without value, subscriptions for, and allotments of, Offer Shares that have been made will be disregarded, and any subscription payments made will be returned without interest or any other compensation. In addition, the PONL Acquisition will not be completed. The lapsing of rights shall be without prejudice to the validity of any trades in rights that have been settled. You will not receive any refund or compensation in respect of rights that you have purchased in the market.

Allotment of Offer Shares .... Allotment of the Offer Shares is expected to take place on 13 April 2004.

Payment date .... Payment for and delivery of the Offer Shares is expected to take place on 16 April 2004.

Paying and listing agent .... ABN AMRO Bank N.V.

Sponsors .... ABN AMRO Bank N.V. and J.P. Morgan Securities Ltd. are the joint sponsors for the listing of the New Shares on Euronext Amsterdam.

Codes for rights	Security code: 39808 ISIN code: NL0000398089 Common code: 018918129
Codes for ordinary shares	Security code: 00998 ISIN code: NL0000009983 Common code: 011333079
Ranking and dividends	The New Shares will, upon issue, rank equally in all respects with our currently outstanding ordinary shares. The New Shares, once issued, will be eligible for any dividends which we may declare on our ordinary shares in the future. See the section of the Information Memorandum headed "Dividends and Dividend Policy".
Listing of and trading in our new ordinary shares	Application has been made to list the New Shares on Euronext Amsterdam. We expect that the New Shares will be listed, and that trading in such shares will commence, on Euronext Amsterdam on 16 April 2004, barring unforeseen circumstances. Following completion of the PONL Acquisition, our ordinary shares will be traded on Euronext Amsterdam under the symbol "RPN".
Risk factors	Please see "Risk Factors" beginning on page 10 of the Information Memorandum and page 14 of this Prospectus to read about factors you should carefully consider before investing in the Offer Shares or trading in the rights.
Selling and transfer restrictions	We are not taking any action to permit a public offering of the rights or the Offer Shares in any jurisdiction outside The Netherlands. The rights are being granted and the Offer Shares are being offered only in those jurisdictions in which, and only to those persons to whom, granting of the rights and offers and sales of the Offer Shares (pursuant to the exercise of rights or otherwise) may lawfully be made. Except under the limited circumstances described in this Prospectus, if you reside in any country other than The Netherlands, you may not be permitted to exercise any rights in the Rights Offering or purchase any Rump Shares in the Rump Offering. You may be permitted, however, to sell your rights, subject to applicable securities laws. You may also hold such unexercised rights and receive the Unexercised Right Payment, if any. We reserve the right to treat as invalid any exercised or purported exercise of rights in the Rights Offering that appears to us to have been executed, effected or dispatched in a manner which may involve a breach of the laws or regulations of any jurisdiction or if we believe that the same may violate applicable legal or regulatory requirements.
Pre-emptive rights	The statutory pre-emptive rights (*voorkeursrecht*) of holders of our outstanding ordinary shares have been excluded with respect to the Offering.

Voting rights	Each ordinary share entitles the holder to cast one vote in our general meeting of shareholders.
Use of proceeds	The net proceeds of the Offering, representing the gross proceeds of approximately €190 million less expenses and commissions and applicable taxes (if any), are expected to be approximately €175 million. The net proceeds will be used as part of the consideration for the PONL Acquisition.
Lock-ups	Subject to certain exceptions, we have agreed with the Underwriters (among other things) that, for a period which commenced on 2 February 2004 and which expires six months following completion of the Offering, we will not directly or indirectly, issue, offer, lend, pledge, sell, contract to sell or issue or otherwise dispose of any of our shares, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase, such shares, or enter into any swap transaction having the same economic effect, without the prior written consent of the Joint Global Coordinators. See "Plan of Distribution" for further details. After completion of the Offering and the PONL Acquisition, P&O will hold 25 per cent. of our ordinary shares. P&O has agreed not to sell any of these shares for a period of six months after closing of the PONL Acquisition, subject to certain exceptions. In addition to this agreement not to sell, P&O has also agreed to certain other restrictions on disposals of our ordinary shares. Further details of the restrictions and exceptions are set out in the section of the Information Memorandum headed "The PONL Acquisition". Mr. H. H. Meijer, current chairman of our Executive Board, holds 55,514 of our ordinary shares. Subject to certain exceptions, Mr. Meijer has agreed with the Joint Global Coordinators (among other things) that, for a period which commenced when he signed the lock-up agreement (22 March 2004) and which expires six months following completion of the Offering, he shall not, directly or indirectly, sell, contract to sell or otherwise dispose of any securities in our share capital or enter into any swap transaction having the same economic effect, without the prior written consent of the Joint Global Coordinators. See "Plan of Distribution" for further details.

RISK FACTORS

In addition to the risk factors contained in the section of the Information Memorandum headed "Risk Factors", you should carefully consider the risks described below before investing in the Offer Shares or trading in the rights. The risks and uncertainties described below and in the Information Memorandum are not the only ones we face; additional risks and uncertainties not known to us at present or that we currently deem immaterial may also impair our financial condition and results of operations and/or adversely affect the price of our shares.

Our share price has been and may continue to be volatile and may decline below the Issue Price.

Our share price has been volatile due in part to the high volatility in the securities markets generally, as well as developments which impact our financial and operational results. Also, the market price of our ordinary shares at the time of the Offering may not be indicative of the market price for our ordinary shares after the Offering is completed. Factors other than our financial and operational results that may affect our share price include but are not limited to:

- market expectations of the performance and capital adequacy of container shipping companies generally;
- investor perception of, as well as the actual performance of, other container shipping companies;
- investor perception of the success and impact of the PONL Acquisition, the Offering and the strategy of P&O Nedlloyd described in the Information Memorandum;
- performance at Martinair; and
- potential litigation or regulatory action involving us, P&O Nedlloyd or Martinair.

We cannot assure you that the market price of our ordinary shares will not decline below the Issue Price. Should that occur after you have exercised your rights, which exercise cannot be revoked or modified, you will suffer an immediate unrealised loss as a result. Moreover, we cannot assure you that following the exercise of rights you will be able to sell your ordinary shares at a price equal to or greater than the Issue Price.

We cannot assure you that an active trading market will develop for the rights and, if a market does develop, the rights may be subject to greater volatility than our ordinary shares.

We intend to set a trading period for the rights on Euronext Amsterdam from 30 March 2004 until 13:15 hours, Central European time, on 8 April 2004. We cannot assure you that an active trading market in those rights will develop on Euronext Amsterdam during that period. Additionally, because the trading price of the rights depends on the trading price of our ordinary shares, the existing volatility of our ordinary shares, as described above in "Our share price has been and may continue to be volatile and may decline below the Issue Price", will magnify the volatility of the rights.

If you do not exercise your rights by the end of the Exercise Period, you will no longer be able to exercise those rights and you may not receive any compensation for them.

The Exercise Period for the Offer Shares commences on 30 March 2004 and expires at 15:30 hours, Central European time, on 8 April 2004. Eligible Persons and, if applicable, financial intermediaries acting on their behalf, must act promptly to ensure that all required exercise instructions and certificates are actually received by the subscription agent before the expiration of the Exercise Period. If you are an Eligible Person and you or your financial intermediary fail to complete and sign the required certificates, or otherwise fail to correctly follow the procedures that apply to the exercise of your rights, we may, depending on the circumstances, reject your exercise of rights. If you fail to validly exercise your rights, your rights will continue to be reflected in your securities account only for the purpose of the distribution of Unexercised Right Payments, if any. We cannot assure you, however, that there will be Unexercised Right Payments for distribution to holders of unexercised rights. For additional information, see "The Offering".

Future sales of our ordinary shares may depress the price of our ordinary shares and ADRs.

Following the completion of the Offering and the PONL Acquisition, P&O will hold 25 per cent. of our outstanding share capital. P&O has agreed not to sell these shares for a period of six months after closing of the PONL Acquisition, subject to certain exceptions. In addition to this agreement not to sell, P&O has also agreed to certain other restrictions on disposals of our ordinary shares, as described in the section of the Information Memorandum headed "The PONL Acquisition". The market price of our ordinary shares and ADRs could decline if substantial amounts of our ordinary shares are sold in the public market after the completion of the PONL Acquisition, or if there is a market perception that these sales could occur.

SUPPLEMENTAL INFORMATION

The following information is supplemental to and supersedes that set out in the Information Memorandum.

1. On page 12 of the Information Memorandum, the third paragraph of the risk factor headed "More *thorough monitoring and inspection procedures aimed at preventing terrorist attacks could* increase P&O Nedlloyd's costs and cause disruptions to its business" shall be deleted and replaced with the following:

   "In response to the terrorist attacks of 11 September 2001 and the perceived risks to ships from terrorist activities, the International Maritime Organisation ("IMO") has developed the International Ship and Port Facility Security Code ("ISPS"). In general, the regulations and the code will come into force from 1 July 2004. Compliance by P&O Nedlloyd and other container shipping companies will entail ship modifications, staff training, auditing of vessels and preparation of security plans followed by approval of the documentation by the relevant flag-state. P&O Nedlloyd is actively working with regulatory bodies, training organisations and the management of port facilities where calls are made to ensure compliance in good time before the regulations enter into force. In the United States, the U.S. Coast Guard has published similar regulations which are already partially in effect which required vessel security plans for U.S.-flag vessels, port security plans and marine terminal facility plans to be filed by 31 December 2003. The owners of the U.S.-flag vessels chartered by Farrell Lines Incorporated ("Farrell"), a P&O Nedlloyd subsidiary, submitted their vessel security plans in a timely manner with the U.S. Coast Guard and the Port Newark Container Terminal submitted its facility plan on schedule. Full implementation of the U.S. Coast Guard regulations, like those of the ISPS, will begin on 1 July 2004. The U.S. Coast Guard is co-operating with the IMO so that the regulations have some uniformity on an international basis. *Despite these efforts, because P&O Nedlloyd transports cargo on vessels which it does not* operate itself (via its various co-operation agreements), and through ports in which it exercises little or no influence, it may be exposed to costs and business interruption under the ISPS Code or liability or enforcement under U.S. Coast Guard regulations if another container shipping company, port operator, marine terminal facility or any other entity covered by the regulations with whom P&O Nedlloyd *conducts business fails to comply with* ISPS *or* U.S. *Coast Guard* regulations."

2. On page 20 of the Information Memorandum, the conditions to completion of the Purchase Agreement with P&O are listed. The PONL Acquisition and the adoption of the New Articles of Association were approved by our shareholders on 23 March 2004, and the PONL Acquisition was approved by the stockholders of P&O on 29 March 2004. On 29 March 2004, the PONL Acquisition was cleared by the European Commission and the German Federal Cartel Office. No filing was required under the Australian Foreign Acquisitions and Takeovers Act. The remaining conditions to completion of the Purchase Agreement with P&O are (i) completion of the Offering, (ii) admission to listing on Euronext Amsterdam of the shares to be issued in the Offering and the Acquisition Shares and (iii) final confirmation of the clearance of the PONL Acquisition by the South African competition authorities.

   In relation to the clearance of the PONL Acquisition by the European Commission, the Commission found that P&O was not deemed to have control of us for EU competition purposes. The risk factor on pages 15 and 16 of the Information Memorandum headed "The European *Commission may take account of P&O's port interests when assessing future terminal investments* by P&O Nedlloyd" is therefore deleted.

3. The auditors' report on the unaudited pro forma consolidated financial information included in the Information Memorandum on page 34 has been issued by KPMG Accountants N.V. pursuant to professional practice standards in the Netherlands.

4. *In relation to the sections of the Information Memorandum headed* "Other sources of liquidity" (page 62) and "Existing vessels and use of proceeds" (page 64):

   (i) as at 25 March 2004, $120 million was drawn under the Revolving Credit Facility, $100 million was outstanding under the Securitisation Programme, and $25 million was drawn under the Short-Term Facilities.

(ii) P&O Nedlloyd now expects to transfer title to the 14 vessels it currently owns to the KGs in April 2004 (as opposed to the end of March 2004). As a result, P&O Nedlloyd expects amounts due under the Revolving Credit Facility (expected to be $120 million) to be repaid, and the facility to be cancelled, in April 2004.

5. By way of clarification: As disclosed on page 65 of the Information Memorandum (in the table in the section headed "Contractual obligations of P&O Nedlloyd"), the P&O Nedlloyd group had operating lease obligations of $2,862.8 million for ships, containers, land and buildings and other assets as at 31 December 2003. As disclosed in note 21 to P&O Nedlloyd's audited financial statements and in the table on page 65 of the Information Memorandum, the amount payable under these operating leases in 2004 is $651.4 million. Over the remaining life of the operating leases, the amount payable is $2,211.4 million.

   As disclosed in note 22 to P&O Nedlloyd's audited financial statements, P&O Nedlloyd has guaranteed some of the operating leases entered into by its subsidiaries and, as at 31 December 2003, the total future commitment under these arrangements amounted to $2,020.0 million. No guarantees have been given for short-term charter leases for ships and short-term rental leases for containers, which make up the balance of the contractual obligations disclosed on page 65 of the Information Memorandum.

6. The sixth paragraph on page 95 of the Information Memorandum shall be deleted and replaced with the following:

   "In June 2003, the U.S. Coast Guard issued rules to implement the U.S. Maritime Transport Security Act of 2002. Under this new law, U.S.-flag commercial and passenger vessels as well as marine terminal facilities and ports were required to develop and to submit vessel security plans, or VSPs, and facility or port security plans to the United States Coast Guard by 31 December 2003. The owners of the U.S.-flag vessels chartered by Farrell, a subsidiary of P&O Nedlloyd, submitted their VSPs in a timely manner and the Port Newark Container Terminal submitted its facility plan on schedule. The VSPs and related port security plans are scheduled for implementation on 1 July 2004. See "—Environmental Regulations—International" for more details regarding the SOLAS regime".

7. In relation to page 102 of the Information Memorandum, further information relating to Mr. P.N. Green (who is Chief Executive Officer of P&O Nedlloyd, and who will become our Chief Executive Officer immediately following the PONL Acquisition) is as follows. Mr. Green was a director of a company called Coloroll Group PLC from 1985 to July 1990. Coloroll went into receivership in June 1990 and subsequently into liquidation in October 1990. Mr. Green was a trustee of the Coloroll Directors Retirement Benefits Scheme from 1987 to 1991. In March 1994, the Pensions Ombudsman in the United Kingdom upheld complaints of maladministration and breach of trust by the trustees of that scheme. The complaints related, in particular, to certain arrangements involving the chairman and chief executive of Coloroll, who was one of the trustees. No action was taken subsequent to the Ombudsman's comments.

8. On page 102 of the Information Memorandum, we set out details of P&O Nedlloyd's Board of Directors upon completion of the PONL Acquisition. These details are preliminary, and the composition of the Board of Directors of P&O Nedlloyd after the PONL Acquisition remains subject to discussion.

9. In relation to the third paragraph of page 103 of the Information Memorandum, it has now been decided that, upon completion of the PONL Acquisition, Mr. Meijer, the Chairman of our Executive Board, and his predecessor, Mr. Berndsen, will receive payments of €680,670 and €498,652, respectively, pursuant to agreements entered into in 2002 and 2001, respectively, regarding strategic transactions in respect of P&O Nedlloyd. It has also been decided that Mr. Meijer will not receive any further payment as a result of his standing down as Chairman of our Executive Board.

10. In relation to page 103 of the Information Memorandum, further details of the P&O Nedlloyd Senior Management Incentive Scheme and Long Term Incentive Plan are as follows:

    (i) there are currently approximately 140 employees participating in the P&O Nedlloyd Senior Management Incentive Scheme. Awards under the scheme, which are expressed as a percentage of base salary, are linked to financial and personal targets per financial year, and are paid in the first part of the following year. The maximum amount that may be awarded under the scheme in respect of the year ending 31 December 2004 (assuming no new participants join) is approximately $4 million. The amount awarded under the scheme in respect of the year ended 31 December 2003 was $0.6 million;

(ii) there are currently approximately 125 employees participating in the P&O Nedlloyd Long Term Incentive Plan. Awards under the plan, which are expressed as a percentage of base salary, are linked to financial targets over a two year period, and are paid in the first part of the year that follows the end of the two year period. The maximum amount that may be awarded under the plan in respect of the two year period ending 31 December 2004 is approximately $11 million. Nothing was awarded under the scheme in respect of the two year period ended 31 December 2003.

11. On page 107 of the Information Memorandum, it is stated that P&O Nedlloyd B.V. shall adopt the Mitigated Large Company Rules (as defined on that page). Prior to adopting such rules, the advice of the works councils of P&O Nedlloyd B.V. and Damco International B.V. will be sought. We understand that such advice will be sought prior to completion of the PONL Acquisition.

12. In relation to page 111 of the Information Memorandum:

(i) the U.S. dollar translated cash dividend option for 2001 is $0.88 (not $1.17), and for 2003 it is $1.17 (not $0.88).

(ii) on 23 March 2004, our shareholders approved the payment of the dividend of €1.00 per ordinary share (as described on page 111).

13. On page 113 of the Information Memorandum in the section headed "Share capital and shares", it is stated that our shares shall be in bearer or in registered form and that the shares in bearer form may be represented by one single global certificate which shall be held in custody by Euroclear Nederland on behalf of the parties entitled to the shares. However, all of our ordinary shares will be in registered form upon completion of the PONL Acquisition as we are contractually obliged under the terms of the Purchase Agreement to deliver the New Shares in registered form and to convert our outstanding ordinary shares in bearer form to ordinary shares in registered form. All our shares other than those that are currently outstanding and in registered form shall be placed in a collection (*verzameldepot*) and/or a giro deposit (*girodeposit*) as referred to in the Act on Security Transactions by Giro or Bank (*Wet giraal effectenverkeer*).

14. On page 132 of the Information Memorandum, in the final paragraph of the right hand column, the reference to "31 December 2002," should be deleted and replaced by a reference to "31 December 2001". The final paragraph will now read:

"Prior to the adoption of Statement of Financial Accounting Standard (SFAS) No. 142, *Goodwill and Other Intangible Assets (FAS142)*, goodwill arising from a business combination was amortised on a straight-line basis over the expected periods to be benefited. After 31 December 2001, FAS 142 specifies that goodwill is not amortised, but instead tested for impairment at least annually."

15. On page 136 of the Information Memorandum, in the penultimate paragraph of the right hand column, the word "are" in the fourth and fifth lines should be deleted and replaced with "at". The penultimate paragraph will now read:

"Under U.S. GAAP derivative financial instruments embedded within host contracts are recorded separately in the financial statements at their fair value. The movement between the fair value of these embedded instruments at the date of issue of the instrument and the year end is charged against net income."

16. In note 6 on page F-25 of the Information Memorandum, "Interest payable and similar charges" for the year ended 31 December 2003 were $(48.6) million (not $48.6 million).

17. At the end of page F-29 of the Information Memorandum, the following words should be added "surplus on a winding up, directly from P&O Nedlloyd BV. Under the Companies Act 1985 and". The end of page F-29 of the Information Memorandum will now read:

"1.) The shares in P&O Nedlloyd BV which are not held by the company ("the access shares") are owned in equal proportions by the company's shareholders. The access shares enable one shareholder to receive its share of distributions of the group's profits made by way of dividends, or a surplus on a winding up, directly from P&O Nedlloyd BV. Under the Companies Act 1985 and.....".

18. In note 16 on page F-34 of the Information Memorandum, the right hand column should be headed "2001" (not "2003").

USE OF PROCEEDS

The net proceeds of the Offering, representing the gross proceeds of approximately €190 million less expenses and commissions and applicable taxes, if any, are expected to be approximately €175 million. The net proceeds will be used as part of the consideration for the PONL Acquisition.

MARKET INFORMATION

Our outstanding ordinary shares are listed on Euronext Amsterdam, the principal trading market for our ordinary shares, under the symbol "NLYN". Our ordinary shares are traded in the U.S. under the symbol "RNLGY" through a sponsored "over the counter" ADR program. Two ADRs represent one ordinary share.

The table below sets forth the high and low closing prices during the periods indicated (except for the price information for March 2004, which represents the high and low price on a daily basis) for our ordinary shares on Euronext Amsterdam as reported by Bloomberg. The table also includes the average daily trading volume of our shares on Euronext Amsterdam as reported by Bloomberg for the periods indicated.

	Euronext Amsterdam		Average daily trading volume on Euronext Amsterdam
	High	Low	
	(€ per ordinary share)		(Number of ordinary shares)
2001			
1st Quarter	25.95	22.05	88,871
2nd Quarter	26.95	22.20	63,875
3rd Quarter	24.70	13.20	76,459
4th Quarter	16.99	13.00	86,560
2002			
1st Quarter	17.70	14.90	33,941
2nd Quarter	20.35	17.22	34,071
3rd Quarter	19.30	12.26	28,906
4th Quarter	13.48	11.60	90,679
2003			
January	13.05	11.77	55,605
February	11.94	10.65	33,765
March	11.50	10.12	30,370
April	12.56	10.79	75,475
May	14.96	12.11	155,563
June	18.19	14.90	136,556
July	19.35	17.57	73,897
August	21.10	17.91	152,922
September	26.70	21.80	300,170
October	29.84	26.00	184,734
November	28.70	25.36	90,789
December	30.50	28.30	73,873
2004			
January	31.90	29.20	112,927
February	34.30	27.70	249,555
1st March	35.20	33.83	251,389
2nd March	36.38	35.01	528,588
3rd March	36.50	35.80	281,083
4th March	37.70	36.10	430,585
5th March	37.15	36.20	141,393
8th March	37.05	36.10	221,437
9th March	36.83	36.40	153,507
10th March	36.53	34.88	198,224
11th March	35.10	33.91	117,434
12th March	34.90	33.81	137,301
15th March	35.50	34.11	64,301
16th March	34.40	33.60	64,551
17th March	35.00	34.20	62,386
18th March	35.07	34.55	193,104
19th March	35.00	32.98	146,003
22nd March	34.20	33.25	96,165
23rd March	34.34	33.49	47,579
24th March	34.34	32.75	85,041
25th March*	34.63	32.41	148,050
26th March	34.97	32.70	478,994

Source: Bloomberg

* Ex-dividend date for the payment of the €1.00 dividend per ordinary share

TAXATION

Certain Dutch Tax Considerations

The following is a summary of material tax consequences in The Netherlands of the acquisition, ownership and disposition of our ADRs, our ordinary shares, the granting of rights, our ordinary shares that are issuable upon exercise of the rights (Offer Shares) and receipt of an Unexercised Right Payment under current Dutch law. This summary does not, however, discuss every aspect of such taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law, nor does it address the income taxes imposed by any political subdivision of The Netherlands or any tax imposed by any other jurisdiction. The laws upon which such discussion is based are subject to change, possibly with retroactive effect. Each holder and prospective investor should consult his or her own tax advisor with respect to the tax consequences of acquiring, owning and disposing of ADRs and/or ordinary shares, the granting of rights, the Offer Shares and receipt of an Unexercised Right Payment.

General

Holders of our ADRs will be treated as the beneficial owners of our ordinary shares represented by such ADRs. Our ADRs will, in general, for Dutch tax purposes, be identified with a share in Nedlloyd. The granting of rights will, in general, for Dutch tax purposes, follow the same treatment as an ordinary share in us.

Dutch Taxation for Non-Resident ADR Holders and/or Ordinary Shareholders and/or Rights holders

The following section of this Prospectus is a summary of the material Dutch tax consequences for an owner of our ADRs and/or ordinary shares and/or rights who is neither a resident of The Netherlands, nor an individual who has opted to be taxed as a resident of the Netherlands, nor is deemed to be a resident of The Netherlands for the purpose of the relevant tax law provisions.

Dividend Withholding Tax

Dividends distributed by us are generally subject to a withholding tax imposed by The Netherlands at a rate of 25 per cent. The expression "dividends distributed by us" as used herein includes, but is not limited to: (1) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital (on the specific class of shares) recognised for Dutch (dividend withholding) tax purposes; (2) liquidation proceeds, proceeds from the redemption of ADRs and/or ordinary shares or, as a rule, consideration for the repurchase by us of our ADRs and/or ordinary shares in excess of the average paid-in capital (on the specific class of shares) recognised for Dutch (dividend withholding) tax purposes; (3) the par value of ADRs and/or ordinary shares issued to a holder of ADRs and/or ordinary shares or an increase of the par value of ADRs and/or ordinary shares, as the case may be, to the extent that it does not appear that a contribution, recognised for Dutch (dividend withholding) tax purposes, has been made or will be made; and (4) partial repayment of paid-in capital, recognised for Dutch (dividend withholding) tax purposes, if and to the extent that there are net profits (*zuivere winst*), unless the General Meeting of Shareholders has resolved in advance to make such repayment and provided that the par value of the ADRs and/or ordinary shares concerned has been reduced by an equal amount by way of an amendment to the Articles of Association.

No Dutch dividend withholding tax will be due in respect of the issue of the rights as contemplated in this Prospectus. Furthermore, the Unexercised Right Payments should not be subject to Dutch dividend withholding tax.

If a holder of ADRs and/or ordinary shares is a resident of the Netherlands Antilles, or Aruba under the provisions of the Tax Convention for the Kingdom of The Netherlands ("*Belastingregeling voor het Koninkrijk*"), or of a country other than The Netherlands with which country a double taxation convention on income is in effect with The Netherlands and such country, such holder of ADRs and/or ordinary shares may, depending on the terms of such double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax.

In addition, in the case of a corporate entity holder of ADRs and/or ordinary shares, subject to certain conditions and based on Dutch legislation implementing the Parent Subsidiary Directive, an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities that are resident of another EU member state.

Under the double taxation convention in effect between The Netherlands and the United States (the "Treaty"), dividends paid by us to a resident of the United States (other than an exempt organisation or exempt pension organisation) are generally eligible for a reduction of the 25 per cent. Dutch withholding tax to 15 per cent., or in the case of certain U.S. corporate ADR and/or ordinary shareholders owning at least 10 per cent. of the voting power of the Company, 5 per cent., unless the ADRs and/or ordinary shares held by such resident are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. A Protocol to the Treaty was signed on 7 March 2004, but is not yet effective. This Protocol stipulates a reduction of the withholding tax to 0 per cent. if a qualified U.S. corporate shareholder is the beneficial owner of at least 80 per cent. of the shares and meets the further requirements as mentioned in the Protocol.

The Treaty provides for a complete exemption for dividends received by exempt pension organisations and exempt organisations, as defined therein. Except in the case of exempt organisations, the reduced dividend withholding rate can be applied immediately upon payment of the dividends, provided that the proper forms (IB92 USA or IB95 USA) have been filed in advance of the payment. Qualifying U.S. exempt organisations must seek a full refund of the tax withheld by filing the proper forms. A holder of ADRs and/or ordinary shares other than an individual will not be eligible for the benefits of the Treaty if such holder of ADRs and/or ordinary shares does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the Treaty.

According to an anti-dividend stripping provision, no exemption from, reduction of, or refund of, Dutch dividend withholding tax will be granted if the recipient of a dividend paid by us is considered not to be the beneficial owner of such dividend. Such recipient is considered not to be the beneficial owner if such recipient paid a consideration (in cash or in kind) to a third party in connection with the dividend and such payment forms part of a sequence of transactions (as defined below), and further it is likely that (1a) such third party, an individual or a body corporate (other than the holder of the dividend coupon) benefited, in whole or in part, directly or indirectly, from the dividend and such third party, individual or body corporate would not be entitled to an exemption from Dutch dividend withholding tax whereas the recipient of the dividend is entitled to such exemption, or (1b) such third party, an individual or a body corporate (other than the holder of the dividend coupon) benefited, in whole or in part, directly or indirectly, from the dividend and such third party, or body corporate would to a lesser extent than the recipient be entitled to a reduction or refund of Dutch dividend withholding tax, and (2) such third party, individual or company, directly or indirectly, retains or acquires a position in the ADRs and/or ordinary shares that is comparable with his/her or its position in similar ADRs and/or ordinary shares that he/she or it had before the sequence of transactions began ("Dividend Stripping"). The term "sequence of transactions" as used herein includes the sole acquisition of one or more dividend coupons and the establishment of short-term rights of enjoyment on ADRs and/or ordinary shares, while the transferor retains the ownership of the ADRs and/or ordinary shares. A "sequence of transactions" could also occur in case transactions have been concluded on a regulated Stock Exchange or market.

Under certain circumstances, a transfer to the Dutch tax authorities of the full amount of dividend tax withheld will not be required with respect to dividend distributions out of dividends received from our qualifying foreign affiliates. The amount not required to be transferred, in principle, amounts to 3 per cent. of the gross amount of any cash dividend paid on the ADRs and/or ordinary shares. However, this deduction of 3 per cent. can only be applied to dividends on which Dutch dividend tax has been withheld and cannot exceed 3 per cent. of the gross dividends received from our qualifying foreign affiliates during the calendar year until the withholding date and the two previous calendar years, excluding distributions from such affiliates that have been taken into account in respect of the determination of a previous reduction of dividend withholding tax to be transferred. This reduction is not paid out to holders of ADRs and/or ordinary shares, but remains with us instead. The classification of this reduction under foreign tax laws, and the consequences thereof for non-resident holders of ADRs and/or ordinary shareholders, are uncertain.

Surtax

For the period from 1 January 2001, up to and including 31 December 2005, we are subject to a temporary special distribution tax ("surtax") at a rate of 20 per cent. to the extent dividends distributed by us are qualified as "excessive." Dividends are considered to be "excessive" when, among other things, the total proceeds distributed during a particular calendar year exceed the highest of (1) 4 per cent. of our market capitalisation at the beginning of the relevant calendar year, (2) twice the amount of the average annual dividends (exclusive of extraordinary distributions) by reference, in principle, to the three calendar years immediately preceding 1 January 2001, or (3) our consolidated commercial result for the preceding fiscal year, subject to certain adjustments. Certain exceptions exist. The classification of this surtax under foreign tax laws and the consequences thereof for non resident ADR and/or ordinary shareholders are uncertain.

Taxes on Income and Capital Gains

A non resident holder of ADRs and/or ordinary shares and/or rights is generally not subject to Dutch tax on the income derived from, and capital gains realised on the alienation of, ADRs and/or ordinary shares and/or rights and/or Unexercised Right Payments (other than the dividend withholding tax described above), provided that: (1) such holder is neither a resident nor deemed to be a resident nor opting to be taxed as a resident of The Netherlands; (2) such holder does not have an enterprise or an interest in an enterprise which in its entirety or in part carries on business through a permanent establishment or a permanent representative in The Netherlands, to which or whom the ADRs and/or ordinary shares and/or rights are attributable; (3) such holder, in case of a corporate entity, is not a taxable entity for Dutch corporate income tax purposes that is deemed to have a Dutch enterprise to which enterprise the ADRs and/or ordinary shares and/or rights are attributable; (4) such holder is not an individual performing other activities in the Netherlands in respect of our ADRs and/or ordinary shares and/or rights and/or Unexercised Right Payments, including activities that are beyond the scope of active, normal portfolio activities; and (5) such holder does not have a substantial interest or a deemed substantial interest in our share capital, or in the event that such holder does have such an interest, such interest forms part of the assets of an enterprise.

Generally, a holder of ADRs and/or ordinary shares and/or rights will not have a substantial interest if it, or if the holder is an individual, he/she, his/her partner, certain other relatives (including foster children) or certain persons sharing his/her household, alone or together, does not hold, whether directly or indirectly, the ownership of, or certain other rights over, shares and/or ADRs representing 5 per cent. or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire ADRs and/or shares, whether or not already issued, that represent at any time (and from time to time) 5 per cent. or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or the ownership of certain profit participating certificates that relate to 5 per cent. or more of our annual profit and/or 5 per cent. or more of our liquidation proceeds. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, in a transaction where taxation has been deferred.

Gift, Estate and Inheritance Taxes

No gift, estate or inheritance taxes will arise in The Netherlands with respect to an acquisition of ADRs and/or ordinary shares and/or rights by way of a gift by, or on the death of, a holder of ADRs and/or ordinary shares and/or rights who is neither resident nor deemed to be a resident of The Netherlands, unless: (1) the holder at the time of the gift has, or at the time of his/her death had, an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of such enterprise, as the case may be, the ADRs and/or ordinary shares and/or rights are or were attributable; or (2) in the case of a gift of ADRs and/or ordinary shares and/or rights by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

For purposes of Dutch gift, estate and inheritance tax, an individual who holds Dutch nationality will be deemed to be resident in The Netherlands if he/she has been resident in The Netherlands at any time during the 10 years preceding the date of the gift or his/her death. For purposes of Dutch gift

tax, an individual not holding Dutch nationality will be deemed to be resident in The Netherlands if he/she has been resident in The Netherlands at any time during the 12 months preceding the date of the gift.

Other Dutch Taxes and Duties

Except for a capital contribution tax which will be payable by us, no registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of, or in connection with, the subscription, issue, placement, allotment or delivery of ADRs and/or ordinary shares and/or rights.

Dutch Taxation for Resident ADR Holders and/or Ordinary Shareholders and/or Rights Holders

The following discussion is intended only for the following ADR and/or ordinary shareholders and/or holders of rights or investors:

- individuals who are resident or deemed to be resident in The Netherlands for tax purposes or who have opted to be taxed as resident in The Netherlands, excluding (i) individuals who invest in ADRs and/or ordinary shares and/or rights that form part of a substantial interest or a deemed substantial interest in us or (ii) individuals who are, or are deemed to be, Nedlloyd's employees, directors or board members or individuals who are, or are deemed to be, employees, directors, or board members of companies related to us (the "Dutch Individuals"); and
- corporate entities, which term includes associations which are taxable as corporate entities, that are resident or deemed to be resident in The Netherlands for tax purposes, excluding corporate entities that are (i) not subject to Dutch corporate income tax, (ii) exempt from such corporate income tax, including but not limited to pension funds (*pensioenfondsen*) as defined under Dutch law or (iii) investment institutions (*beleggingsinstellingen*) as defined under Dutch law.

For the definition of "substantial interest", please see the definition used in "Dutch Taxation for Non-Resident ADR holders and/or Ordinary Shareholders and/or rights holders—Taxes on Income and Capital Gains" (second paragraph), above.

Dividend Withholding Tax

Dividends distributed by us are generally subject to a withholding tax imposed by The Netherlands at a rate of 25 per cent. Please see "Dutch Taxation for Non-Resident ADR holders and/or Ordinary Shareholders and/or rights holders—Dividend Withholding Tax" above for a definition of "dividends distributed by us" as used herein.

No Dutch dividend withholding tax will be due in respect of the issue of the rights as contemplated in this Prospectus. Furthermore, the Unexercised Right Payments should not be subject to Dutch dividend withholding tax.

Dutch individuals and Dutch corporate entities generally can credit the dividend withholding tax against their Dutch income tax or corporate income tax liability and generally are entitled to a refund of dividend withholding tax insofar as the dividend withholding tax exceeds their aggregate income tax or corporate income tax liability. In the case of certain holders of ADRs and/or ordinary shares and/or rights subject to Dutch corporate income tax and enjoying the participation exemption, no dividend withholding tax may need to be withheld at all.

According to anti-dividend stripping provisions, no exemption from, credit, reduction or refund of, Dutch dividend withholding tax will be granted if the recipient of a dividend paid by us is considered not to be the beneficial owner of such dividend (See "Dutch Taxation for Non-Resident ADR Holders and/or Ordinary Shareholders and/or Rights Holders—Dividend Withholding Tax" above for a description of who is considered not to be a "beneficial owner".

Surtax

For the period from 1 January 2001 up to and including 31 December 2005, we are subject to a temporary special distribution tax ("surtax") at a rate of 20 per cent. to the extent dividends distributed by us are qualified as "excessive". See "Dutch Taxation for Non-Resident ADR holders and/or Ordinary Shareholders and/or rights Holders—Surtax" above, which applies correspondingly.

Dutch Individuals Not Engaged in an Enterprise

A Dutch individual (1) who holds ADRs and/or ordinary shares and/or rights that are not attributable to an enterprise of which such a Dutch individual derives a share of the profit, whether as an entrepreneur (*ondernemer*) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or an ADR and/or ordinary share holder and/or rights holder, (2) who is not performing other activities in respect of the ADRs and/or ordinary shares and/or rights, including but not limited to activities which are beyond the scope of portfolio investment activities, and (3) who does not have a substantial interest or a deemed substantial interest in us, generally is subject to income tax at a rate of 30 per cent. on a deemed yield of 4 per cent. of the average market value of the ADRs and/or ordinary shares and/or rights in any one year.

Dutch Individuals Engaged in an Enterprise and Resident Corporate Entities

Any benefits derived or deemed to be derived from ADRs and/or ordinary shares and/or rights (including any capital gains realised on the receipt and/or the disposal thereof) that are held by a Dutch Individual and that are attributable to an enterprise of which the resident derives a share of the profit, whether as an entrepreneur (*ondernemer*) or as a person who has a co-entitlement to the net worth of such enterprise other than by way of shares and/or ADRs and/or ordinary shares and/or rights, generally are subject to income tax at progressive rates (up to 52 per cent.).

Any benefits derived or deemed to be derived from ADRs and/or ordinary shares and/or rights (including any capital gains realised on the receipt and/or disposal thereof and the receipt of any Unexercised Right Payments) that are held by a Dutch resident (or deemed resident) corporate entity generally are subject to corporate income tax.

Gift, Estate and Inheritance Taxes

Dutch gift, estate or inheritance taxes may apply to an acquisition of ADRs and/or ordinary shares and/or rights by way of a gift by, or on the death of, a holder of ADRs and/or ordinary shares and/or rights who is resident or deemed to be resident in The Netherlands.

Other Dutch Taxes and Duties

Except for a capital contribution tax which will be payable by us, no registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of ADRs and/or ordinary shares and/or rights.

Certain U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of rights or Offer Shares by a U.S. Holder (as defined below). This summary deals only with U.S. Holders that will hold the rights or Offer Shares as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of rights or Offer Shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10 per cent. or more of our voting stock, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that will hold the rights or Offer Shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).

As used herein, the term "U.S. Holder" means a beneficial owner of rights or Offer Shares or ADRs that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (a) a court within the United States is able to exercise

primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has elected to be treated as a United States person.

The summary assumes that we are not a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, which we believe to be the case. Our possible status as a PFIC must be determined annually and therefore may be subject to change. If we were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the United States and the Netherlands (the "Treaty"), all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE RIGHTS AND OFFER SHARES, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF THE TREATY, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Taxation of the Rights

Distribution of the Rights

Although the tax consequences of the receipt of rights to a U.S. Holder are not free from doubt based on the particular facts relating to the rights, we believe it is proper to take the position that a U.S. Holder is not required to include any amount in income for U.S. tax purposes as a result of the receipt of the rights. It is possible that the Internal Revenue Service ("IRS") will take a contrary view and require a U.S. Holder to include into income the fair market value of the rights on the date of their distribution. The remainder of this discussion assumes that the receipt of the rights will not be a taxable event for U.S. federal income tax purposes.

The holding period in the rights will include a U.S. Holder's holding period in the common shares with respect to which the rights were distributed.

If, on the date the rights are received, the fair market value of the rights received by a U.S. Holder is less than 15 per cent. of the fair market value of the common shares with respect to which the rights are received, the rights will be allocated a zero basis for U.S. federal income tax purposes unless such holder affirmatively elects to allocate basis in proportion to the relative fair market values of such holder's common shares and the rights received determined on the date of receipt. This election must be made in the U.S. Holder's tax return for the taxable year in which the rights are received.

If the fair market value of the rights received by a U.S. Holder is 15 per cent. or greater than the fair market value of such holder's common shares on the date the rights are received, then the basis in such holder's common shares with respect to which the rights were distributed must be allocated between such common shares and the rights received in proportion to their fair market values determined on the date the rights are received.

Exercise of the Rights

A U.S. Holder will not ordinarily recognise taxable income upon the receipt of Offer Shares pursuant to the exercise of rights. A U.S. Holder will have a basis in the Offer Shares equal to such holder's basis in the rights exercised to obtain the Offer Shares plus the U.S. dollar value of the euro exercise price of the rights determined generally at the spot rate on the date of exercise. A U.S. Holder's holding period in the Offer Shares received will begin on the date the rights are exercised.

Sale or Disposition of the Rights

A U.S. Holder will recognise capital gain or loss on the sale or other disposition of the rights in an amount equal to the difference between such holder's adjusted tax basis in the rights and the U.S. dollar value of the amount realised (as determined for U.S. federal income tax purposes) from the sale or other disposition. Any gain or loss will be treated as long-term capital gain or loss if such holder's holding period for the rights is more than one year and generally will be treated as arising from U.S. sources. A U.S. Holder's holding period in the rights will include the holding period in the common shares with respect to which the rights were distributed.

If a U.S. Holder receives euro on the sale or other disposition of rights, such holder will realise an amount equal to the U.S. dollar value of the euro on the date of sale or other disposition (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. Holder will have a tax basis in the euro received equal to the U.S. dollar amount realised. Any gain or loss realised by a U.S. Holder on a subsequent conversion of the euro into U.S. dollars will be U.S. source ordinary income or loss.

Expiration of the Rights

If a U.S. Holder allows the rights to expire without selling or exercising them, and the holder does not receive any proceeds, the holder will not be entitled to allocate any basis to the rights and, therefore, the holder will not recognise any loss upon the expiration of the rights. If a U.S. Holder received proceeds as a result of the Underwriters procuring subscribers for such holder, the holder will be treated either as having sold the rights (as described above) or as having exercised the rights and sold the Offer Shares. If a U.S. Holder is treated as having sold the Offer Shares, such holder will recognise short-term capital gain or loss as described below under "Taxation of the Offer Shares—Sale or Disposition".

Taxation of the Offer Shares

Dividends

General

Distributions paid by us out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), before reduction for any Dutch withholding tax paid by us with respect thereto, will generally be taxable to a U.S. Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder's basis in the Offer Shares and thereafter as capital gain. However, we do not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be treated as a dividend even if the distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Under recently enacted tax legislation, for taxable years that begin after 31 December 2002 and on or before 31 December 2008, dividends paid by us will be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to capital gains, provided we qualify for the benefits of the Treaty. A U.S. Holder will be eligible for this reduced rate only if it has held the Offer Shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date.

On 19 February 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if this change were already effective. This legislative "technical correction" would change the minimum required holding period, retroactive to 1 January 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Foreign Currency Dividends

Dividends paid in euro will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the U.S. Holder, regardless of whether the euro are converted into U.S. dollars at that time. If dividends received in euro are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

Effect of Dutch Withholding Taxes

As discussed in "Taxation", under current law payments of dividends by the Issuer to foreign investors are subject to a 25 per cent. Dutch dividend withholding tax. The rate of withholding tax applicable to U.S. Holders that are eligible for benefits under the Treaty is reduced to a maximum of 15 (or eventually, under specific circumstances, to 5 or 0) per cent. For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of Dutch taxes withheld by us, and as then having paid over the withheld taxes to The Netherlands taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Issuer with respect to the payment.

A U.S. Holder will generally be entitled, subject to certain limitations, to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Dutch income taxes withheld by the Issuer. U.S. Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of any Dutch taxes withheld in excess of the 15 (5 or 0) per cent. maximum treaty rate, and with respect to which the holder can obtain a refund from the Dutch taxing authorities. It may be noted that it is possible to apply for a relief at source rather than for a refund if the appropriate forms are completed and filed. For purposes of the foreign tax credit limitation, foreign source income is classified in one of several "baskets", and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Dividends paid by us generally will constitute foreign source income in the "passive income" basket. In certain circumstances, a U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the U.S. Holder (i) has not held the Offer Shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, or (ii) holds the Offer Shares in arrangements in which the U.S. Holder's expected profit, after non-U.S. taxes, is insubstantial. In general, we must remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, under certain circumstances, we may be entitled to retain a portion of the amount withheld, and any such portion will likely not qualify as a creditable tax for U.S. foreign tax credit purposes. We will provide to a U.S. Holder upon request the information that is required for a U.S. Holder to determine the portion of the amount withheld that is ineligible for the foreign tax credit.

U.S. Holders that are accrual basis taxpayers must translate Dutch taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. Holders must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for Dutch taxes relative to the U.S. Holder's U.S. federal income tax liability attributable to a dividend.

Prospective U.S. Holders should consult their tax advisers concerning the foreign tax credit implications of the payment of Dutch taxes.

Sale or Disposition

Upon a sale or other disposition of Offer Shares, a U.S. Holder generally will recognise capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the U.S. Holder's adjusted tax basis in the Offer Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the Offer Shares exceeds one year. However, regardless of a U.S. Holder's actual holding period, any loss may be long-term capital loss to the extent the U.S. Holder receives a dividend that qualifies for the reduced rate described above under "Dividends—General", and exceeds 10 per cent. of the U.S. Holder's basis in its Offer Shares. For a non-corporate U.S. Holder, the maximum long-term capital gains rate for taxable years that end on or after 6 May 2003 and begin no later than 31 December 2008 is 15 per cent.

Any gain or loss will generally be U.S. source, except that losses will be treated as foreign source to the extent the U.S. Holder received dividends that were includible in the financial services income basket during the 24-month period prior to the sale.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to Offer Shares, by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

THE OFFERING

In the Rights Offering, we are offering 9,138,544 Offer Shares with a par value of €1.00 each at the Issue Price of €20.79 per ordinary share. Subject to applicable securities laws, existing holders of our ordinary shares as of the Record Date are being granted rights to subscribe for the Offer Shares. Following expiry of the Exercise Period for the rights, the Underwriters, subject to the terms and conditions of the Underwriting Agreement, will offer for sale the number of Offer Shares that were issuable upon the exercise of the rights but that were not subscribed for during the Exercise Period (referred to as "Rump Shares"). Any Offer Shares not subscribed for through the exercise of rights in the Rights Offering or sold by the Underwriters in the Rump Offering will be subscribed and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement. See "Plan of Distribution".

For information on applicable selling and transfer restrictions in respect of the Offer Shares and the rights, see "Selling and Transfer Restrictions".

Timetable

The timetable below lists certain expected key dates for the Offering. All times referred to are Central European time.

Record Date	After the close of trading on Euronext Amsterdam, 17:40 hours, on 29 March 2004
Ex-rights trading in our ordinary shares commences on Euronext Amsterdam	30 March 2004
Exercise Period commences	30 March 2004
Trading in rights commences on Euronext Amsterdam	30 March 2004
Trading in rights ceases on Euronext Amsterdam	13:15 hours, on 8 April 2004
End of Exercise Period	15:30 hours, on 8 April 2004 (1)
Rump Offering period	Starting on 13 April 2004 and ending no later than 17:30 hours on 13 April 2004
Expected allotment of Offer Shares	13 April 2004
Listing of, and start of trading in, the Offer Shares on Euronext Amsterdam	Expected 16 April 2004
Payment for and delivery of the Offer Shares	Expected 16 April 2004

Note:

(1) The last date and/or time before which notification of exercise instructions may be validly given by you may be earlier, depending on the financial intermediary through which your rights are held.

We may adjust the dates, times and periods given in the timetable and throughout this Prospectus.

If we should decide to adjust dates, times or periods, we will notify Euronext Amsterdam and inform you through publication in a Dutch national newspaper and, if required, in the Daily Official List (*Officiële Prijscourant*) of Euronext Amsterdam.

Rights

Subject to applicable securities laws, existing holders of our ordinary shares as of the Record Date are being granted rights to subscribe for Offer Shares at the Issue Price. Each ordinary share that you hold immediately after the close of trading in our ordinary shares on Euronext Amsterdam at 17:40 hours, Central European time, on 29 March 2004, which is the Record Date, will entitle you to one right. An Eligible Person will be entitled to subscribe for 3 Offer Shares for every 7 rights held. Accordingly, Eligible Persons will be entitled to subscribe for 3 Offer Shares for every 7 ordinary shares held on the Record Date. Rights can only be exercised in multiples of 7. No fractional shares will be issued.

If you hold our ordinary shares on the Record Date, the financial intermediary through which you hold our ordinary shares will customarily give you details of the aggregate number of rights to which you will be entitled. Your financial intermediary will supply you with this information in accordance with its usual customer relations procedures. You should contact your financial intermediary if you are a shareholder entitled to receive rights but have received no information with respect to the Rights Offering. Only holders of our ordinary shares as of the Record Date will be entitled to receive rights.

The statutory pre-emptive rights of holders of our ordinary shares have been excluded with respect to the Offering.

Holders of our ADRs will not be entitled to receive rights in the Rights Offering in respect of ordinary shares that are represented by such ADRs. The depositary (J.P. Morgan Chase Bank) will endeavour to sell the rights on behalf of relevant holders.

Record Date

The Record Date for determining the holders of our outstanding ordinary shares who will receive rights (subject to applicable securities laws) is immediately after the close of trading on Euronext Amsterdam at 17:40 hours, Central European time, on 29 March 2004. Until the close of trading in the ordinary shares on Euronext Amsterdam on the Record Date, the ordinary shares will trade with rights. As from 30 March 2004, the ordinary shares will trade ex-rights.

The depositary of our ADR programme (J.P. Morgan Chase Bank) will establish the record date for payment to holders of our ADRs of the net proceeds (if any) from the sale of their rights after such rights have been sold and the proceeds have been converted into U.S. dollars. Until that record date, our ADRs will trade with entitlement to such net proceeds (if any); after that record date, our ADRs will trade ex- such entitlement.

Trading in rights

Trading in the rights on Euronext Amsterdam is expected to commence on 30 March 2004, and will continue until 13:15 hours, Central European time, on 8 April 2004. The rights will be traded under the symbol "NDLIS". The transfer of rights will take place through the book-entry systems of Euroclear Nederland, Euroclear and Clearstream. Rights will not be tradable in the United States and may only be sold in an offshore transaction meeting the requirements of Rule 904 of Regulation S under the Securities Act. If you want to sell some or all of your rights, you should instruct your financial intermediary in accordance with the instructions which it gives you. You may also instruct your financial intermediary to purchase rights on your behalf.

Persons interested in trading or purchasing rights should be aware that the exercise of rights by holders who are located in countries other than The Netherlands is subject to restrictions as described under "Selling and Transfer Restrictions". See "—Conditions to the Offering" below as to the consequences of any withdrawal of the Rights Offering for the rights and any trades of rights.

Exercise Period

Subject to the restrictions set out below, if you are an Eligible Person, you may subscribe for Offer Shares by exercising your rights from 30 March 2004 up to 15:30 hours, Central European time, on 8 April 2004, which is the end of the Exercise Period. **The last date and/or time before which notification of exercise instructions may be validly given by you may be earlier, depending on the financial institution through which your rights are held.** If you have not exercised your rights by the end of the Exercise Period, you will no longer be able to exercise your rights. Once you have exercised your rights, you cannot revoke or modify that exercise unless we amend a material term of the Offering or amend this Prospectus in any material respect. Even if the market price of our ordinary shares fluctuates below the Issue Price, if you have exercised your rights, you will be obliged to pay the Issue Price for any Offer Shares being subscribed for.

We are not taking any action outside The Netherlands to permit the exercise and transfer of rights by the general public. We urge you to carefully study the restrictions described under "Selling and Transfer Restrictions". We reserve the right, with sole and absolute discretion, to treat as invalid any subscription or purported subscription which appears to us to have been executed, effected or dispatched in a manner that may involve a breach or violation of the laws of any jurisdiction.

Subscription

If you are an Eligible Person and you wish to exercise your rights, you should instruct your financial intermediary in accordance with the instructions that you receive from it. The financial

intermediary will be responsible for collecting exercise instructions from you and for informing the subscription agent of your exercise instructions. See "Subscription agent" below.

Subject to applicable securities laws, you may instruct your financial intermediary to sell some or all of your rights, or to purchase additional rights, on your behalf. See "Trading in rights" above.

All questions concerning the timeliness, validity and form of instructions to a financial intermediary in relation to the exercise, sale or purchase of rights will be determined by the financial intermediary in accordance with its usual customer relations procedures or as it otherwise notifies you.

We are not liable for any action or failure to act by a financial intermediary through which Eligible Persons hold their ordinary shares or by the subscription agent in connection with any subscriptions or purported subscriptions.

If you hold our ordinary shares in registered form, we will contact you directly regarding the procedures that you must follow to exercise or trade rights.

Method of payment

You should pay the Issue Price for the Offer Shares that you subscribe for in accordance with the instructions you receive from the financial intermediary through which you exercise your rights. The financial intermediary will pay the Issue Price to the subscription agent, who will in turn pay it to us. Payment for the Offer Shares to the subscription agent must be made no later than the payment date, which is expected to be 16 April 2004. **Accordingly, financial intermediaries may require payment by you to be provided to them prior to the payment date.**

Subscription agent

ABN AMRO Bank N.V. will act as subscription agent to accept subscriptions for Offer Shares through the exercise of rights. The financial intermediary through which Eligible Persons hold their rights will be responsible for collecting exercise instructions from them and for informing the subscription agent of their exercise instructions.

Unexercised rights and the Rump Offering

Rights can no longer be exercised after 15:30 hours, Central European time, on 8 April 2004, which is the end of the Exercise Period. At that time, any unexercised rights will continue to be reflected in your securities account for the purpose of the distribution of Unexercised Right Payments, if any.

After the Exercise Period has ended, the Underwriters, subject to the terms and conditions of the Underwriting Agreement, will commence the Rump Offering, in which they will offer for sale the number of Offer Shares that were issuable upon the exercise of the rights but that were not subscribed for during the Exercise Period (referred to as the "Rump Shares"). The Underwriters have agreed to endeavour to procure purchasers through private placements of any Rump Shares at a price which is at least equal to the total of the Issue Price and any expenses related to procuring such purchasers (including any value added tax). The Rump Offering, if any, is expected to commence on 13 April 2004, and to end no later than 17:30 hours, Central European time, on 13 April 2004. Any Offer Shares not subscribed for through the exercise of rights in the Rights Offering or sold by the Underwriters in the Rump Offering will be subscribed for by the Underwriters at the Issue Price in accordance with the terms of, and subject to the conditions set out in, the Underwriting Agreement. See "Plan of Distribution".

Unexercised Right Payments

Upon the completion of the Rump Offering, if the aggregate proceeds for the Rump Shares offered and sold in the Rump Offering, after deduction of selling expenses (including any value added tax), if any, exceed the aggregate Issue Price for such Rump Shares (such amount, the "Excess Amount"), each holder of a right that was not exercised at the end of the Exercise Period will be entitled to receive, except as noted below, an amount in cash proportional to the number of unexercised rights reflected in each such holder's securities account (the "Unexercised Right Payment"). If the Excess Amount divided by the total number of unexercised rights is less than €0.01, no Unexercised Right

Payment will be made to the holders of any unexercised rights and, instead, any Excess Amount will be retained by the Underwriters. We will not be entitled to receive any Excess Amount.

The Unexercised Right Payments, if any, will be distributed to holders of unexercised rights as soon as practicable after the closing of the Offering and will be credited to those holders through the facilities of Euroclear Nederland, Euroclear and Clearstream. Payments will be made in euro only, without interest and after the withholding of any applicable taxes. If we have announced that an Excess Amount is available for distribution to holders of unexercised rights and you have not received payment therefor within a reasonable time following the closing of the Offering, you should contact the financial intermediary through which you hold unexercised rights.

We cannot guarantee you that the Rump Offering will take place. Should the Rump Offering take place, neither we nor the Underwriters, nor any other person procuring subscriptions for Rump Shares, will be responsible for any lack of Excess Amount arising from any sale of the Rump Shares in the Rump Offering.

Conditions to the Offering

Under certain circumstances, including but not limited to the non-fulfilment of certain conditions precedent, the Joint Global Coordinators may, at their discretion, terminate the Underwriting Agreement and the obligation of the Underwriters to subscribe for any Rump Shares not sold in the Rump Offering will lapse. See "Plan of Distribution". In such event, the Rights Offering will be withdrawn and any non-settled trades in the rights that have occurred on Euronext Amsterdam will be deemed null and void. Furthermore, rights granted will lapse without value, subscriptions for, and allotments of, Offer Shares that have been made will be disregarded, and any subscription payments made will be returned without interest or any other compensation. In addition, the PONL Acquisition will not be completed. The lapsing of rights shall be without prejudice to the validity of any trades in rights that have been settled. You will not receive any refund or compensation in respect of rights purchased in the market.

Allotment of Offer Shares

Allotment of Offer Shares issued pursuant to the Offering is expected to take place on 13 April 2004.

Paying and listing agent

ABN AMRO Bank N.V. is the paying and listing agent with respect to our ordinary shares on Euronext Amsterdam.

Sponsors

ABN AMRO Bank N.V. and J.P. Morgan Securities Ltd. are joint sponsors for the listing of the New Shares on Euronext Amsterdam.

Payment and delivery

Payment for and delivery of the Offer Shares is expected to take place on 16 April 2004. Delivery of Offer Shares will take place through the book-entry systems of Euroclear Nederland, Euroclear and Clearstream.

Upon completion of the PONL Acquisition, all our ordinary shares will be in registered form. All our shares other than those that are currently outstanding and in registered form shall be placed in a collection deposit (*verzameldepot*) and/or a giro deposit (*girodeposit*) as referred to in the Act on Security Transactions by Giro or Bank (*Wet giraal effectenverkeer*). Euroclear Nederland, being the central institute (*Centraal Instituut*) as referred to in the Act on Security Transactions by Giro or Bank (*Wet giraal effectenverkeer*), is in charge of the management of the giro deposit. The admitted institutions (*aangesloten instellingen*) are in charge of the management of the collection deposit held by them. The Act on Security Transactions by Giro or Bank (*Wet giraal effectenverkeer*) applies to the management of such collection deposit (*verzameldepot*) and giro deposit (*girodeposit*).

Ranking and dividends

The New Shares will, upon issue, rank equally in all respects with our currently outstanding ordinary shares. The New Shares, once issued, will be eligible for any dividends which we may declare on our ordinary shares in the future. See the section of the Information Memorandum headed "Dividends and Dividend Policy".

Listing and trading

Application has been made to list the New Shares on Euronext Amsterdam. We expect that the New Shares will be listed, and that trading in such shares will commence, on Euronext Amsterdam on 16 April 2004, barring unforeseen circumstances.

Our outstanding ordinary shares are listed on Euronext Amsterdam under the symbol "NLYN". Following completion of the PONL Acquisition, our ordinary shares will be traded on Euronext Amsterdam under the symbol "RPN". Our ordinary shares trade in the U.S. under the symbol "RNLGY" through a sponsored "over the counter" ADR program. Two ADRs represent one ordinary share.

PLAN OF DISTRIBUTION

ABN AMRO Bank N.V. and J.P. Morgan Securities Ltd. act as Joint Global Coordinators and Joint Bookrunners of the Offering. Fortis Bank (Nederland) N.V. ("Fortis Bank" and, together with the Joint Global Coordinators, the "Underwriters") acts as co-manager of the Offering.

On 2 February 2004, we entered into the Underwriting Agreement with the Joint Global Coordinators in respect of the Offering. Fortis Bank acceded to the Underwriting Agreement on 26 March 2004. Subject to the terms and conditions of the Underwriting Agreement, the Underwriters have agreed to endeavour to procure purchasers for any Offer Shares not subscribed for through the exercise of rights (referred to as "Rump Shares") in the Rump Offering and, if and to the extent that they are unable to procure such purchasers, to subscribe, severally and not jointly, for any remaining Rump Shares at the Issue Price in the following proportions: ABN AMRO Bank N.V. (48 per cent.), J.P. Morgan Securities Ltd. (48 per cent.) and Fortis Bank (4 per cent.). The Underwriters have agreed to endeavour to procure purchasers through private placements of any Rump Shares at a price which is at least equal to the total of the Issue Price and any expenses related to procuring such purchasers (including any value added tax).

The Offering will be made: (1) outside the United States, pursuant to Regulation S under the Securities Act in an international offering to institutional investors in and outside The Netherlands in accordance with applicable securities laws and, as regards the Rights Offering only, to retail investors in The Netherlands and (2) in the United States, only to U.S. persons that are "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act. See "Selling and Transfer Restrictions".

Until 40 days after the commencement of the Offering, an offer and sale of rights and Offer Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the Securities Act.

Upon completion of the Rump Offering, if the aggregate proceeds for the Rump Shares offered and sold in the Rump Offering, after deduction of selling expenses (including any value added tax), if any, exceed the aggregate Issue Price for such Rump Shares (such amount, the "Excess Amount"), each holder of a right that was not exercised at the end of the Exercise Period will be entitled to receive, except as noted below, an amount in cash proportional to the number of unexercised rights reflected in each such holder's securities account (referred to as the "Unexercised Right Payment"). If the Excess Amount divided by the total number of unexercised rights is less than €0.01, no Unexercised Right Payment will be made to the holders of any unexercised rights and, instead, any Excess Amount will be retained by the Underwriters. We shall not be entitled to receive any Excess Amount.

The Underwriting Agreement provides that the obligations of the Underwriters are subject to customary conditions precedent. The Underwriting Agreement also provides that the Joint Global Coordinators may terminate the Underwriting Agreement upon the occurrence of certain circumstances. In addition, the Joint Global Coordinators have the right to terminate the Underwriting Agreement if the Offering has not been settled by 14 May 2004.

If any or all of the conditions referred to above are not met or waived, or if any of the circumstances referred to above occur prior to payment for and delivery of the Offer Shares, the Joint Global Coordinators may, at their discretion, terminate the Underwriting Agreement and the obligation of the Underwriters to subscribe for any Rump Shares not sold in the Rump Offering will lapse. In such event, the Rights Offering will be withdrawn and any non-settled trades in the rights that have occurred on Euronext Amsterdam will be deemed null and void. Furthermore, rights granted will lapse without value, subscriptions for, and allotments of, Offer Shares that have been made will be disregarded, and any subscription payments made will be returned without interest or any other compensation. In addition, the PONL Acquisition will not be completed. The lapse of rights shall be without prejudice to the validity of any trades in rights that have been settled. There will be no refund or compensation in respect of rights purchased in the market.

We will issue 9,138,544 Offer Shares in the Offering at the Issue Price of €20.79 per ordinary share. Pursuant to the Underwriting Agreement, we have agreed to pay commissions to the Underwriters. We have also agreed that we may, in our sole discretion, pay an additional incentive fee to the Joint Global Coordinators. We have also agreed to pay a subscription agent fee to ABN AMRO

Bank N.V. for acting as subscription agent. The commissions, additional incentive fee (if paid) and subscription agent fee are expected to total approximately €7.4 million (assuming the Offering is settled on or before 16 April 2004). We have also agreed to pay certain costs incurred by the Joint Global Coordinators in connection with the Offering.

We have made certain customary representations, warranties and undertakings to the Underwriters. In addition, we have agreed to indemnify the Underwriters against certain liabilities in connection with the Offering. Each Underwriter has represented and warranted to us that it will comply in all material respects with all applicable securities laws and regulations in the jurisdictions in which it offers or sells the Offer Shares.

The Underwriters (and/or certain of their respective affiliates) may from time to time have been engaged, and may in the future, be engaged, in commercial banking, investment banking, investment management and financial advisory transactions in the course of business for us or any parties related to us.

ABN AMRO Bank N.V. ("ABN AMRO") acts as subscription agent and Joint Global Coordinator for the Offering. N M Rothschild & Sons Limited ("NMR") acts as financial adviser to P&O in connection with the PONL Acquisition. ABN AMRO and NMR are joint venture partners of ABN AMRO Rothschild. ABN AMRO (for the purposes of the Offering, trading under the name "ABN AMRO Rothschild") acts as Underwriter for the Offering.

J.P. Morgan Chase Bank, an affiliate of JP Morgan, acts as depositary in respect of the ADRs for our ordinary shares.

Except for the issuance of the Acquisition Shares and the issue or transfer of shares and the granting of share options pursuant to existing employee share option plans up to a maximum of one per cent. of our issued share capital at any time, we have agreed that for a period of six months following completion of the Offering except as expressly required by the Underwriting Agreement or save with the prior written consent of the Joint Global Coordinators, we will not, directly or indirectly, issue, offer, lend, pledge, sell, contract to sell or issue, sell any option or contract to purchase, purchase any option or contract to sell or issue, grant (whether by way of warrant, convertible or exchangeable security or otherwise) any option to subscribe for or purchase any securities in our share capital, or any securities convertible into or exercisable or exchangeable for shares or otherwise transfer or dispose of any securities in our share capital or enter into any swap or any other transaction, of whatever kind, which directly or indirectly leads to a total or partial transfer to one or more third parties of any interest in our share capital, legal or economic, or which in any way whatsoever fixes, limits or transfers any risk arising from the possibility of price movement, up or down, in respect of such an interest, whether any such swap or transaction described above is to be settled by delivery of shares or other securities, in cash or otherwise, or agree to do or announce any of the things referred to in this paragraph.

After completion of the Offering and the PONL Acquisition, P&O will hold 25 per cent. of our ordinary shares. P&O has agreed not to sell these shares for a period of six months after closing of the PONL Acquisition, subject to certain exceptions. In addition to this agreement not to sell, P&O has also agreed to certain other restrictions on disposals of our ordinary shares. Further details of the restrictions and exceptions are set out in the section of the Information Memorandum headed "The PONL Acquisition".

Mr. H. H. Meijer, current chairman of our Executive Board, holds 55,514 of our ordinary shares. Mr. Meijer has indicated to us that he intends to subscribe for all of the Offer Shares to which he is entitled as a shareholder in the Rights Offering. Subject to certain exceptions, Mr. Meijer has agreed with the Joint Global Coordinators that, for a period which commenced when he signed the lock-up agreement (22 March 2004) and which expires six months following completion of the Offering, he shall not (without the prior written consent of the Joint Global Coordinators), directly or indirectly, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant (whether by way of warrant, convertible or exchangeable security or otherwise) any option to subscribe for or purchase any security in our share capital, or otherwise transfer or dispose of any securities in our share capital or enter into any swap or any other transaction, of whatever kind, which directly or indirectly leads to a total or partial transfer to one or more third parties of any interest in our share

capital, legal or economic, or which in any way whatsoever fixes, limits or transfers any risk arising from the possibility of price movement, up or down, in respect of such an interest, whether any such swap or transaction described above is to be settled by delivery of shares or other securities, in cash or otherwise, or agree to do or announce any of the aforementioned things.

In connection with the Offering, ABN AMRO Bank N.V. or any person acting for it may, after consultation with J.P. Morgan Securities Ltd., effect transactions on Euronext Amsterdam or elsewhere in the open market or otherwise in connection with the distribution of our ordinary shares with a view to stabilising or maintaining the market price of our ordinary shares at levels other than those which might otherwise prevail in the market, provided such transactions are in accordance with any applicable regulations. However, there is no obligation on ABN AMRO Bank N.V. or any of its agents to do this. Such stabilising, if commenced, may be discontinued at any time, and will in any event be discontinued 30 days after the closing date of the Offering.

SELLING AND TRANSFER RESTRICTIONS

General

THE GRANT OF RIGHTS AND OFFER OF OFFER SHARES UPON EXERCISE OF RIGHTS AND OFFER OF RUMP SHARES TO PERSONS RESIDENT IN, OR WHO ARE CITIZENS OF, COUNTRIES OTHER THAN THE NETHERLANDS, MAY BE AFFECTED BY THE LAWS OF THE RELEVANT JURISDICTION. YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISERS AS TO WHETHER YOU REQUIRE ANY GOVERNMENTAL OR OTHER CONSENTS OR NEED TO OBSERVE ANY OTHER FORMALITIES TO ENABLE YOU TO EXERCISE YOUR RIGHTS.

We are not taking any action to permit a public offering of the Offer Shares (pursuant to the exercise of the rights or otherwise) in any jurisdiction outside The Netherlands. Receipt of this document will not constitute an offer in those jurisdictions in which it would be illegal to make an offer and, in those circumstances, this document will be sent for information purposes only and should not be copied or redistributed. Except as otherwise disclosed in this Prospectus, if you receive a copy of this document in any territory other than The Netherlands, you may not treat this document as constituting an invitation or offer to you, nor should you in any event deal in the rights or the Offer Shares being offered in the Offering, unless, in the relevant jurisdiction, such an invitation or offer could lawfully be made to you, or the rights or the Offer Shares could lawfully be dealt in without contravention of any unfulfilled registration or other legal requirements.

Accordingly, if you receive a copy of this document you should not distribute or send the same, or transfer rights or Offer Shares to any person or, in or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If you forward this document into any such territories (whether under a contractual or legal obligation or otherwise), you should draw the recipient's attention to the contents of this section.

Except as otherwise expressly noted in this Prospectus:

- the rights being granted in the Rights Offering may be exercised only inside The Netherlands;
- the rights and Offer Shares being granted or offered, respectively, in the Offering may not be offered, sold, resold, transferred or delivered, directly or indirectly, in or into, the Ineligible Jurisdictions;
- this Prospectus may not be sent to any person in the Ineligible Jurisdictions; and
- the crediting of rights to an account of a shareholder or other persons in the Ineligible Jurisdictions (or to Ineligible Persons) does not constitute an offer of the Offer Shares being offered in the Rights Offering to such persons.

If you (1) take up, deliver or otherwise transfer rights, (2) exercise rights to obtain the Offer Shares, or (3) trade or otherwise deal in rights or the Offer Shares being granted or offered, respectively, in the Offering, you will be deemed to have made, and, in some cases, be required to make, the following representations and warranties to us, the subscription agent and any person acting on our or its behalf, unless such requirement is waived by us:

(a) You are not located in an Ineligible Jurisdiction;

(b) You are not an Ineligible Person;

(c) You are not acting, and have not acted, for the account or benefit of an Ineligible Person;

(d) You are:

   (i) located outside the United Kingdom; or

   (ii) a person to whom the Offer Shares being offered in the Offering may be offered and sold, as set out in the section "United Kingdom" below;

(e) You are:

   (i) located outside Belgium; or

   (ii) a person to whom the Offer Shares being offered in the Offering may be offered and sold, as set out in the section "Belgium" below;

(f) You are:

   (i) located outside Norway; or

(ii) a person to whom the Offer Shares being offered in the Offering may be offered and sold, as set out in the section "Norway" below;

(g) Unless you are a QIB, you are located outside the United States and any person for whose account or benefit you are acting is located outside the United States and, upon acquiring the Offer Shares in the Offering, you and any such person will be located outside the United States;

(h) You understand that the rights being granted have not been and will not be registered under the Securities Act and you will not offer, sell, pledge or otherwise transfer such rights except in an offshore transaction in accordance with Rule 904 of Regulation S;

(i) You understand that the Offer Shares being offered in the Offering have not been and will not be registered under the Securities Act and may not be offered, sold, pledged, resold, granted, delivered, allotted, taken up or otherwise transferred within the United States except pursuant to an exemption from, or in a transaction not subject to, registration under the Securities Act; and

(j) You may lawfully be offered, take up, subscribe for and receive rights and the Offer Shares being offered in the Offering in the jurisdiction in which you reside or are currently located.

Prospective purchasers are hereby notified that the sellers of the Offer Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

We, the subscription agent and any persons acting on behalf of either us or the subscription agent will rely upon your representations and warranties. Any provision of false information or subsequent breach of these representations and warranties may subject you to liability.

If you are a person acting on behalf of a holder of the rights (including, without limitation, as a nominee, custodian or trustee), you will be required to provide the foregoing representations and warranties to us and the subscription agent with respect to the exercise of rights on behalf of the holder. If you do not or are unable to provide the foregoing representations and warranties, neither we nor the subscription agent will be bound to authorise the allocation of any of the Offer Shares being offered in the Offering to you or the person on whose behalf you are acting.

Subject to the specific restrictions described below, if you (including, without limitation, your nominees and trustees) are outside The Netherlands and wish to exercise or otherwise deal in your rights or subscribe for the Offer Shares being offered in the Offering, you must satisfy yourself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories.

The comments set out in this section are intended as a general guide only. If you are in any doubt as to whether you are eligible to exercise your rights or subscribe for the Offer Shares being offered in the Offering, you should consult your professional adviser without delay.

Rights will initially be credited to the financial intermediaries for the accounts of all shareholders that hold our ordinary shares as of the Record Date in custody through such an intermediary. A financial intermediary may not exercise any rights on behalf of any person in the Ineligible Jurisdictions or any Ineligible Persons and will be required in connection with any exercise of rights to certify to such effect. Subject to certain exceptions, financial intermediaries are not permitted to send this Prospectus or any other information about the Offering into any Ineligible Jurisdiction or to any Ineligible Persons. The crediting of rights to the account of persons in Ineligible Jurisdictions or to Ineligible Persons does not constitute an offer of the Offer Shares to such persons. Financial intermediaries, which include brokers, custodians and nominees, holding for Ineligible Persons may consider selling any and all rights held for the benefit of such persons to the extent permitted under their arrangements with such persons and applicable law and to remit the net proceeds to the accounts of such persons. Holders of our ADRs will not be entitled to receive the rights in the Rights Offering in respect of ordinary shares that are represented by such ADRs. The depositary (J.P. Morgan Chase Bank) will endeavour to sell the rights on behalf of relevant holders. The depositary will establish the record date for payment to holders of our ADRs of the net proceeds (if any) from the sale of the rights after such rights have been sold and the proceeds have been converted into U.S. dollars. Until that record date, our ADRs will trade with entitlement to such net proceeds (if any); after that record date, our ADRs will trade ex-such entitlement. Any rights that are not exercised by the end of the Exercise Period will continue to be reflected in the securities account of the relevant holder for purposes of the Unexercised Right Payment, if any.

Subject to certain exceptions, exercise instructions or certifications sent from or postmarked in any Ineligible Jurisdiction will be deemed to be invalid and the Offer Shares being offered in the Offering will not be delivered to addresses inside any Ineligible Jurisdiction. We and the subscription agent reserve the right to reject any exercise (or revocation of such exercise) in the name of any person who provides an address in an Ineligible Jurisdiction for acceptance, revocation of exercise or delivery of such shares, who is unable to represent or warrant that such person is not in an Ineligible Jurisdiction and is not an Ineligible Person, who is not acting on a discretionary basis for such persons, or who appears to us or our agents to have executed its exercise instructions or certifications in, or dispatched them from, an Ineligible Jurisdiction. Furthermore, we reserve the right, with sole and absolute discretion, to treat as invalid any exercise or purported exercise of rights in the Rights Offering, which appears to us to have been executed, effected or dispatched in a manner that may involve a breach or violation of the laws or regulations of any jurisdiction or if we believe that the same may violate applicable legal or regulatory requirements.

Despite any other provision of this document, we and the subscription agent reserve the right to permit you to exercise your rights if we and the subscription agent, in our absolute discretion, are satisfied that the transaction in question is exempt from or not subject to the legislation or regulations giving rise to the restrictions in question. Applicable exemptions in certain jurisdictions are described further below. In any such case, neither we nor the subscription agent accept any liability for any actions that you take or for any consequences that you may suffer by us accepting your exercise of rights.

The Underwriters (either directly or indirectly through their respective affiliates) may offer the Rump Shares in private offerings to institutional investors outside The Netherlands, including in the United States in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

United States

The rights and the Offer Shares being granted or offered, respectively, in the Offering have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States and, subject to certain exceptions, may not be offered or sold within the United States. Accordingly, the Offer Shares may be offered, pledged, sold, resold, granted, delivered, allotted, taken up, or otherwise transferred (pursuant to the distribution of rights or otherwise) only in transactions that are exempt from, or not subject to, registration under the Securities Act and in compliance with any applicable state securities laws. As a result, no offer of the Offer Shares (pursuant to the exercise of rights or otherwise) is being made to persons who are located in the United States, except as provided below. Persons located in the United States will not be permitted, except as provided below, to exercise any rights or purchase the Offer Shares being offered in the Offering.

Notwithstanding the foregoing, persons located in the United States that are QIBs may be able to purchase the Offer Shares being offered in the Offering (pursuant to the exercise of rights or otherwise) in accordance with Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, provided that they furnish an investor letter satisfactory to us prior to such exercise.

Each purchaser of the Offer Shares that is in the United States will be required to execute and deliver to us or our designee an investment letter setting forth certain restrictions and procedures regarding the transfer of the Offer Shares, which will contain the following representations:

1. It is a QIB, and, if it is acquiring the Offer Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a QIB, it has investment discretion with respect to each such account, and it has the full power and authority to make the acknowledgements, representations and agreements on behalf of each owner of such account.
2. It is acquiring the Offer Shares for its own account, or for the account of a QIB as to which it has full investment discretion, in each case for investment purposes, and not with a view to any distribution (within the meaning of the U.S. securities laws) of the Offer Shares.

3. It understands, and each beneficial owner has been advised, that the Offer Shares being offered in the Offering have not been and will not be registered under the Securities Act, and are being offered and sold to it (or such beneficial owner) in a transaction not involving a public offering, exempt from the registration requirements of the Securities Act.

4. It understands that the Offer Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and may not be deposited into any unrestricted depositary receipt facility, unless at the time of deposit such Offer Shares are no longer "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act, including the current depositary facility maintained by J.P. Morgan Chase Bank, as Depositary, which is the only depositary facility for the Offer Shares of which we are aware.

5. It is not purchasing the Offer Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices, or other communications published in any newspaper, magazine or similar media or broadcast over radio or television; or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

6. It has received and read a copy of this Prospectus, and has had access to the financial and other information regarding the Nedlloyd group and the Offer Shares as it has requested in connection with its investment decision to subscribe for and purchase our Offer Shares being offered in the Offering. If it has had any queries regarding the subscription for, and purchase of, the Offer Shares or the Nedlloyd group and its affairs, it has asked these questions of and received satisfactory answers to it from our representatives. It has not relied on financial or other information supplied to it by any person other than information contained in this Prospectus. It has made its own assessment concerning the relevant tax, legal and other economic considerations relevant to its investment in the Offer Shares.

7. It invests in or purchases securities similar to the Offer Shares in the normal course of its business, it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Offer Shares, it has the financial ability to bear the economic risk of investment in the Offer Shares and it has concluded, on the basis of information available to it, that it is able to bear the risks associated with such investment.

8. It has made its own investment decision to acquire Offer Shares on the basis of its own independent investigation and appraisal of our business, financial condition, prospects, credit worthiness, status and affairs, the Offering and the Offer Shares.

9. It agrees that in the event that at some future time it wishes to reoffer, resell, pledge or otherwise transfer any of the Offer Shares, it will not do so except in accordance with any applicable securities laws of any state of the United States and:

   (a) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available);

   (b) in an offshore transaction in accordance with Rule 903 or 904 of Regulation S under the Securities Act; or

   (c) in accordance with Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act, to a person that it and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of a QIB.

10. It understands that such Offer Shares, to the extent they are in certificated form, unless otherwise determined by us in accordance with applicable law, will bear a legend substantially to the following effect:

    THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 AS AMENDED (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT,

(3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) OR (4) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THIS SECURITY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SECURITY MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF THIS SECURITY ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK.

11. It acknowledges that we, the subscription agent, the Underwriters, their respective affiliates and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. It understands that we are relying on such investment letter in order to comply with U.S. and other securities laws. It irrevocably authorises any financial intermediary, which includes any nominee, custodian or other financial intermediary through which it holds our ordinary shares, to provide us, the subscription agent and the Joint Global Coordinators with a copy of such investment letter and such information regarding its identity and holding of our ordinary shares (including pertinent account information and details of its identity and contact information) as is necessary or appropriate to facilitate its exercise of the rights or the purchase of the Offer shares in the Offering. It also irrevocably authorises us, the subscription agent and the Joint Global Coordinators to produce such investment letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters set forth herein.

Purchasers outside the United States

Each purchaser of the Offer Shares being offered and sold outside the United States will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Regulation S are used herein as defined therein):

(a) the purchaser (1) is, and the person, if any, for whose account it is acquiring such Offer Shares is, outside the United States, and (2) is acquiring the Offer Shares in an offshore transaction meeting the requirements of Regulation S;

(b) the purchaser is aware that the Offer Shares have not been and will not be registered under the Securities Act and are being distributed and offered outside the United States in reliance on Regulation S; and

(c) the purchaser acknowledges that we, the subscription agent (if applicable), the Underwriters and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Neither we nor the Underwriters nor any other person shall be responsible or have any liability whatsoever for any loss or damage (actual or alleged) arising from our agreeing to permit any exercise of rights by United States holders of rights.

United Kingdom

No public offering of the Offer Shares being offered in the Offering (pursuant to the granting of rights or otherwise) is being made in the United Kingdom for the purpose of the Public Offers of Securities Regulations 1995, as amended, and no Prospectus is being published in the United Kingdom for the purpose of such regulations.

Residents of the United Kingdom accordingly will generally not be permitted to receive or exercise any rights or purchase any of the Offer Shares being offered in the Offering. Instead, such holders of rights will be treated in the same manner as other persons who did not receive or exercise rights by the end of the Exercise Period.

Notwithstanding the foregoing, U.K. residents whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or to whom the Offer Shares being offered in the Offering may otherwise be offered without resulting in an offer to the public in the United Kingdom for the purpose of the Public Offers of Securities Regulations 1995, as amended, are able to exercise rights or otherwise purchase the Offer Shares being offered in the Offering. Within the United Kingdom, this document is directed only at persons who

have professional experience in matters relating to the investments falling within Article 19(1) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") or who fall within Article 43 of the Order or are other persons to whom we may otherwise lawfully communicate an invitation or inducement to engage in investment activity in accordance within the Order.

Belgium

None of the Offer Shares may be offered or sold in or into Belgium except to persons or institutions, acting for their own account, described in article 3, Section 2 of the Royal Decree of 7 July 1999 *relating to the public character of financial transactions or otherwise in circumstances which do* not constitute an offer to the public in Belgium as defined in the laws and regulations from time to time applicable to public offers or sales of securities, including without limitation the Royal Decree of 7 July 1999 mentioned above. This Prospectus has not been filed with nor approved by the Belgian Banking, Finance and Insurance Commission.

Norway

Norwegian investors may not subscribe for Offer Shares or be alloted Offer Shares for amounts less than €40,000.

LEGAL MATTERS

Certain matters of U.S. federal securities law related to the Offering will be passed upon for us by Linklaters. Certain matters of Dutch law relating to the Offering will be passed upon for us by NautaDutilh and for the Underwriters by Allen & Overy. KPMG Meijburg & Co. has acted as Dutch tax counsel for us.

REGISTERED OFFICE OF THE ISSUER

Koninklijke Nedlloyd N.V.
Boompjes 40
3011 XB Rotterdam
The Netherlands

LEGAL ADVISERS

To Koninklijke Nedlloyd N.V. as to English law

Linklaters
3rd Floor, Atrium Building
Strawinskylaan 3051
1077 ZX Amsterdam
The Netherlands

To Koninklijke Nedlloyd N.V. as to U.S. law

Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

To Koninklijke Nedlloyd N.V. as to Dutch law (other than taxation matters)

NautaDutilh
Weena 750
3014 DA Rotterdam
The Netherlands

To Koninklijke Nedlloyd N.V. as to Dutch taxation matters

KPMG Meijburg & Co.
Brainpark
K.P. van der Mandelelaan 43
3062 MB Rotterdam
The Netherlands

To the Underwriters as to Dutch law

Allen & Overy
Apollolaan 15
1077 AB Amsterdam
The Netherlands

AUDITORS

To Koninklijke Nedlloyd N.V.

KPMG Accountants N.V.
Brainpark
K.P. van der Mandelelaan 41
3062 MB Rotterdam
The Netherlands

To P&O Nedlloyd Container Line Limited

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

SUBSCRIPTION AGENT

ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Printed by RR Donnelley, 90848

25

RECEIVED
2004 MAY -7 A 9:08
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

See Tab 23

KAMER VAN KOOPHANDEL ROTTERDAM

(26)

File number: 24129791 Page 00001

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Rotterdam

Legal person:	
Legal form	:Naamloze Vennootschap (Public Limited Liability Company)
Name	:Koninklijke P&O Nedlloyd N.V.
Statutory seat	:Rotterdam
Incorporation deed	:07-02-1908
Deed of latest amendment of articles	:16-04-2004
Amendment of the legal form	:Conversion of Public Limited Liability Company ('Structure' company according to articles) in Public Limited Liability Company on 16-04-2004
Authorized capital	:EUR 100.000.000,00
Issued capital	:EUR 40.635.752,00
Paid up capital	:EUR 40.635.752,00
Other information	:See Dutch extract
Undertaking:	
Tradename(s)	:Koninklijke P&O Nedlloyd N.V.
Address	:Boompjes 40, 3011XB Rotterdam
Mailing address	:Postbus 487, 3000AL Rotterdam
Telephone number	:010-4007111
Date of establishment	:07-02-1908
Description of business conducted	:HOLDING COMPANY
Employees	:18
Director(s):	
Name	:Meijer, Hendrik Hadeweijn
Date and place of birth	:23-02-1944, Assendelft
Address	:Emiliahof 35, 3062HT Rotterdam
Date of entry into office	:01-01-2002
Title	:Lid Raad van Bestuur (niet-uitvoerend bestuurder)
Powers	:Authorised jointly (with other directors, see articles)
Date of (present) representative authority	:16-04-2004
Name	:Green, Philip Nevill

27,66 16-04-2004 Page 00002 follows.

Date and place of birth	:12-05-1953, Walsall, United Kingdom ....
Address	:Marchfield, Flowershill, RG87BD, Pangbourne, .. Berkshire, United Kingdom ....
Date of entry into office	:16-04-2004 ....
Title	:Uitvoerend bestuurder (Hoofd uitvoerend bestuui der CEO) ....
Powers	:Solely/independently authorised ....
Name	:Land, Anne Harmen ....
Date and place of birth	:14-10-1939, Zeist ....
Address	:van Beeverlaan 3, 1251ES Laren NH ....
Date of entry into office	:16-04-2004 ....
Title	:Voorzitter van de Raad van Bestuur ....
Powers	:Authorised jointly (with other directors, see . articles) ....
Name	:Kroes, Neelie ....
Date and place of birth	:19-07-1941, Rotterdam ....
Address	:van Bronckhorstlaan 20, 2242PZ Wassenaar .....
Date of entry into office	:16-04-2004 ....
Title	:Lid Raad van Bestuur (niet-uitvoerend bestuurde r) ....
Powers	:Authorised jointly (with other directors, see . articles) ....
Name	:Luff, Nicholas Lawrence ....
Date and place of birth	:11-03-1967, Alton, Hampshire, United Kingdom ..
Address	:6 Silver Lane, Purley,, Surrey, CR8 3HG, ... United Kingdom ....
Date of entry into office	:16-04-2004 ....
Title	:Lid Raad van Bestuur (niet-uitvoerend bestuurde r) ....
Powers	:Authorised jointly (with other directors, see . articles) ....
Name	:Woods, Robert Barclay ....
Date and place of birth	:23-09-1946, Kidderminster, United Kingdom .....
Address	:The Old Rectory, Frilsham Nr. Newbury, ... Berkshire RG16 9XH, United Kingdom ....
Date of entry into office	:16-04-2004 ....
Title	:Lid Raad van Bestuur (niet-uitvoerend bestuurde r) ....
Powers	:Authorised jointly (with other directors, see .

KAMER VAN KOOPHANDEL ROTTERDAM
BLAAK 40, 3011 TA ROTTERDAM
T (010) 402 77 77 F (010) 414 57 54
INZAGE HANDELSREGISTER
T 0900-1234567 (€ 0,70 PER MINUUT)
INTERNET: WWW.KVK.NL

KAMER VAN KOOPHANDEL ROTTERDAM

articles) ....

Authorized signatory(signatories):

Name	:Zwolsman, Paulus Victor Bernardus ....
Date and place of birth	:12-06-1948, 's-Gravenhage ....
Address	:Burgemeester D Monchypln 176, 2585DH .... 's-Gravenhage ....
Function and entry into office	:Holder of power of attorney for signature, ... 01-05-1998 ....
Powers	:Restricted power of attorney ....
Commencement (present) power of attorney	:12-08-1998 ....
Name	:van Meurs, Ronald Edward ....
Date and place of birth	:14-05-1944, Amsterdam ....
Address	:Nassaukade 108 H, 1052CZ Amsterdam ....
Function and entry into office	:Holder of power of attorney for signature, ... 01-01-2002 ....
Powers	:Restricted power of attorney ....

Issued by the chamber of commerce

51,66 Rotterdam, 16-04-2004

E. Huizer-Kroos

E. Huizer-Kroos

KAMER VAN KOOPHANDEL ROTTERDAM
BLAAK 40, 3011 TA ROTTERDAM
T (010) 402 77 77 F (010) 414 57 54
INZAGE HANDELSREGISTER
T 0900-1234567 (€ 0,70 PER MINUUT)
INTERNET: WWW.KVK.NL